Form 20-F
period 2014-12-31
Orion Engineered Carbons S.A.
filed 2015-03-06
CIK 1609804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number: 001- 36563

ORION ENGINEERED CARBONS S.A.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg
(Address of registrant’s registered office)
Dr. Christian Eggert
15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg
+352 270 48 06 0
No. B 160558
christian.eggert@orioncarbons.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
59,635,126 common shares, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
Please send copies of notices and communications from the Securities and Exchange Commission to:

Dr. Christian Eggert 15 rue Edward Steichen L-2540 Luxembourg, Grand Duchy of Luxembourg 352 270 48 06 0 No. B 160558	David B. Harms, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 212 558-4000

3

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” are exclusively to Orion Engineered Carbons S.A., a Luxembourg joint stock corporation (société anonyme);

•	References in this report to “Orion,” “we,” “us” or “our” are to Orion Engineered Carbons S.A. and its consolidated subsidiaries;

•	References in this report to “Kinove Holdings” are to Kinove Luxembourg Holdings 1 S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée);

•	References in this report to “Luxco Coinvest” are to Kinove Luxembourg Coinvestment S.C.A., an investment vehicle that is owned by members of the Company’s management;

•	References to the “Rhône Investors” are to investment funds managed by affiliates of Rhône Capital L.L.C.;

•	References to the “Triton Investors” are to investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited;

•	References to the “ADIA Investor” are to Luxinva S.A., a wholly-owned subsidiary of the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi;

•	References to the “Principal Shareholders” are to the Rhône Investors and the Triton Investors;

•	References to the “Acquisition” are to the acquisition of the carbon black business line from Evonik Industries AG, completed on July 29, 2011; and

•
References to the “New Credit Agreement” are to the Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent.

i

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
The Company (also referred to in this report as the “Successor”) was incorporated on April 13, 2011 as Kinove Luxembourg 2 S.à r.l. On July 29, 2011, the Company completed the Acquisition from Evonik Industries AG (“Evonik”) of its carbon black business line (referred to in this report as “Evonik Carbon Black” or the “Predecessor”). On July 28, 2014 the Company changed its legal form into a joint stock corporation named Orion Engineered Carbons S.A.
In this report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America and references to “Korean Won” are to the lawful currency of the Republic of Korea.
Non-IFRS Financial Measures
The financial statements included in this report were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
In this report, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.
The non-IFRS financial measures used in this report are Contribution Margin, Contribution Margin per Metric Ton (collectively, “Contribution Margins”), Adjusted EBITDA, Net Working Capital and Capital Expenditures. We define Contribution Margin as revenue less variable costs (such as raw materials, packaging, utilities and distribution costs). We define Contribution Margin per Metric Ton as Contribution Margin divided by volume measured in metric tons. We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in the New Credit Agreement. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. We define Net Working Capital as inventories plus current trade receivables minus trade payables. We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
We also use Segment Adjusted EBITDA Margin, which we define as Adjusted EBITDA for the relevant segment divided by the revenue for that segment. Adjusted EBITDA for our segments and Segment Adjusted EBITDA Margin are financial measures permitted under IFRS.
We use Adjusted EBITDA, Contribution Margins and Net Working Capital, as well as Adjusted EBITDA by segment and Segment Adjusted EBITDA Margin, as internal measures of performance to benchmark and compare performance among our own operations. We use these measures, together with other measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performance of our business. We believe these measures are useful measures of financial performance in addition to consolidated profit (or loss) for the period, operating result (EBIT) and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company and, with respect to Contribution Margin, eliminate volatility in feedstock prices. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe that Adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA-based measures are often used by the investment community as a means of comparison of companies in our industry. By deducting variable costs (such as raw materials, packaging, utilities and distribution costs) from revenue, we believe that Contribution Margins can provide a useful basis for comparing the current performance of the underlying operations being evaluated by indicating the portion of revenue that is not consumed by variable costs (such as raw materials packaging, utilities and distribution costs) and therefore contributes to the coverage of all costs and profits.
Different companies and analysts may calculate measures based on EBITDA, contribution margins and working capital differently, so making comparisons among companies on this basis should be done carefully. Adjusted EBITDA, Contribution Margins and Net Working Capital are not measures of performance under IFRS and should not be considered in isolation or construed as substitutes for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS.
Reconciliation of Non-IFRS Financial Measures
The non-IFRS financial measures contained in this report are unaudited (except for Adjusted EBITDA, being the total of our Adjusted EBITDA by segment) and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see "Item 5. Operating and Financial Review and Prospects —Reconciliation of Non-IFRS Financial Measures."

ii

INDUSTRY, RANKING AND OTHER DATA
Information included in this report relating to industries, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, average prices and other industry data pertaining to our business consists of estimates based on data reports compiled by professional third-party organizations and analysts, on data from external sources, on our best knowledge of our sales and industries in which we operate and on our own calculations based on such information. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate industry-related analyses and estimates, thus requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced industry data from external sources, including third-party, industry or general publications, we have not independently verified the data and cannot guarantee its accuracy or completeness. Similarly, while we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot guarantee their accuracy. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this report.
TRADEMARKS AND TRADE NAMES
We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this report belongs to its holder. Solely for convenience, trademarks and trade names referred to in this report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions.
Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning. These forward-looking statements include, without limitation, statements about the following matters:

•
our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations;

•	the proposed acquisition of Qingdao Evonik Chemicals Co. Ltd. ("QECC");

•	the outcome of any pending or possible litigation or regulatory proceedings, including the U.S. Environmental Protection Agency (the “EPA”) enforcement action described herein; and

•	our expectation that the markets we serve will continue to grow.
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

iii

•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	current and potentially future investigations and enforcement actions by the EPA or other governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	tax audits, litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro and the Eurozone debt crisis, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	potential conflicts of interests with our principal shareholders;

•	effect of exchange rate fluctuations on U.S. Dollar amounts received in dividends;

•	our status as a foreign private issuer; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
In light of these risks, our results could differ materially from the forward-looking statements contained in this report. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see “Item 3. Key Information —D. Risk Factors.”

i

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

A.	Selected Financial Data
The following table sets forth selected historical financial information for fiscal years 2014, 2013, 2012, 2011 and 2010 and as of December 31, 2014, 2013, 2012, 2011 and 2010. The information for the three years ended 2014 and as of December 31, 2014 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this report. Our balance sheet information as of December 31, 2012, 2011 and 2010 and information for the fiscal years 2011 and 2010 is derived from our audited consolidated or combined financial statements, which are not included in this report. This information should be read in conjunction with the consolidated financial statements included elsewhere in this report, the related notes and other financial information included herein as well as in conjunction with quarterly financial information previously furnished to the Securities and Exchange Commission (the "SEC").
The Company was incorporated on April 13, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011. For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements. For fiscal year 2010, the selected historical financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements. We historically operated as a business line of Evonik and reported our results as part of Evonik’s business unit “Inorganic Materials.” The combined financial statements of Evonik Carbon Black for fiscal year 2010 have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical financial information attributable to Evonik Carbon Black and include allocations of income, expenses, assets, liabilities and cash flows from Evonik. For the preparation of the combined financial statements it was necessary to make assumptions and estimates for carve-out adjustments. Accordingly, the combined financial statements do not necessarily reflect the financial position and performance that would have been presented had Evonik Carbon Black already existed as an independent company during the periods presented and had the transactions between Evonik Carbon Black and other Evonik group companies been carried out between independent companies. The combined financial statements of Evonik Carbon Black present the financial position and performance of Evonik Carbon Black as it existed under Evonik’s ownership, which differs in various respects from the business as it has been operated after the completion of the Acquisition.

	Successor				Predecessor
Income Statement Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,	Year Ended December 31,
	2014	2013	2012	2011	2011	2010(1)
(in € million)
Revenue	1,318.4	1,339.6	1,397.5	545.1	780.6	1,186.2
Cost of sales	(1,017.3)	(1,070.8)	(1,116.0)	(455.1)	(611.5)	(942.1)
Gross profit	301.1	268.8	281.6	89.9	169.1	244.0
Selling expenses	(99.6)	(92.1)	(96.2)	(42.1)	(61.2)	(103.5)
Research and development costs	(13.0)	(10.1)	(9.5)	(4.8)	(5.8)	(10.4)
General and administrative expenses	(54.6)	(52.5)	(54.3)	(14.1)	(19.3)	(48.4)
Other operating income	4.4	8.3	18.5	12.1	145.0	18.3
Income from reversal of impairments on non-current assets	—	—	—	—	—	19.0
Other operating expenses	(34.0)	(38.7)	(52.5)	(57.0)	(31.7)	(24.6)
Impairment loss on non-current assets	—	—	—	—	—	(6.0)
Operating result (EBIT)	104.3	83.8	87.6	(16.0)	196.0	88.4
Finance income	39.3	17.1	5.2	7.6	0.3	0.8
Finance costs	(182.7)	(112.7)	(103.1)	(76.0)	(12.0)	(17.2)
Share of profit or loss of joint venture	0.5	0.4	0.4	0.2	0.5	0.4
Financial result	(142.8)	(95.2)	(97.5)	(68.3)	(11.3)	(16.0)
Profit or loss before income taxes	(38.5)	(11.4)	(9.8)	(84.3)	184.7	72.4
Income taxes	(17.4)	(7.5)	(8.9)	9.8	(62.1)	(29.1)
Profit or loss for the period	(55.9)	(19.0)	(18.7)	(74.5)	122.7	43.3
Earnings Per Share (€ per share)(2)	(1.11)	(0.43)	(0.43)	(1.70)	2.80	—
Dividends per share (€ per share / USD per share)	€0.67/$0.83	—	—	—	—	—

	Successor				Predecessor
Statement of Cash Flows Data	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,	Year Ended December 31,
	2014	2013	2012	2011	2011	2010(1)
(in € million)
Cash flows from operating activities	172.4	190.9	177.1	16.8	5.6	47.5
Cash flows from investing activities	(64.5)	(77.2)	(71.3)	(787.7)	(19.8)	(28.6)
Cash flows from financing activities	(110.0)	(114.7)	(131.1)	861.0	27.1	(2.7)

	Successor				Predecessor
Balance Sheet Data	As of December 31,				As of December 31,
	2014	2013	2012	2011	2010(1)
(in € million)
Cash and cash equivalents	70.5	70.5	74.9	98.9	28.2
Property, plant and equipment	358.2	333.5	334.6	325.5	368.1
Total assets	1,022.2	1,007.0	1,092.7	1,141.7	1,084.7
Total liabilities	966.9	1,081.2	1,089.5	1,118.0	666.9
Total equity	55.3	(74.3)	3.2	23.7	417.9

(1)
The Predecessor period for 2010 includes two subsidiaries that were not part of the Acquisition: QECC and a subsidiary that was closed prior to the Acquisition. These subsidiaries together represented €105.2 million in revenues in 2010 and €76.0 million in total assets as of December 31, 2010.

(2)	Our share capital as of December 31, 2014 was €59,635,126, represented by 59,635,126 common shares with no par value.
Our reporting currency is the Euro. Fluctuations in the exchange rate between the Euro and the U.S. Dollar will affect the U.S. Dollar amounts received by owners of our common shares on conversion of dividends, if any, paid in Euro on the common shares and will affect the U.S. Dollar price of our common shares on the New York Stock Exchange (the "NYSE"). The following tables set forth, for the periods and dates indicated, the period end, average, high and low exchange rates in U.S. Dollars per €1.00.
Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
September 2014	1.2628	1.2889	1.3136	1.2628
October 2014	1.2622	1.2677	1.2812	1.2517
November 2014	1.2438	1.2473	1.2554	1.2394
December 2014	1.2101	1.2329	1.2504	1.2101
January 2015	1.129	1.1615	1.2015	1.1279
February 2015	1.1197	1.135	1.1462	1.1197
Exchange Rates for the Previous Five Years Ended December 31, 2014

	Period End	Average Rate(2)	High	Low
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.321	1.3927	1.2101

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average of the month-end rates during the relevant period.
Our inclusion of these exchange rates and other exchange rates specified elsewhere in this report should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this report is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On February 27, 2015, this rate was $1.1197 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this report.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
The following risks may have material adverse effects on our business, financial condition and results of operations. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.
Risks Related to Our Business
Negative or uncertain worldwide economic conditions may result in business volatility and may adversely impact our business, financial condition, results of operations and cash flows.
Our operations and performance are materially affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real gross domestic product ("GDP") and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our business experiences a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which could materially affect our profitability. A global or regional economic downturn may reduce demand for our products, which would decrease our revenue and could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, our results of operations dropped sharply in the wake of the global financial and economic crisis in the second half of 2008 and 2009. In periods with significant market turmoil and tightened credit availability, we expect to experience difficulty in collecting accounts receivable, pricing pressure and reduced global business activity.
Structural changes in the industries in which we operate may result in business volatility and may adversely affect our business, financial condition, results of operations and cash flows.
Our business is influenced by structural changes in the industries in which we operate, such as the entry of new suppliers, product substitution, changing technologies, industry consolidation and the migration of customers to lower-cost countries. Some of our customers have in the past shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Although we have developed and implemented strategies to meet these changes in demand, we cannot be certain that we will be able to successfully expand capacity in emerging regions. Our ability to expand in these regions depends in part on their economic and political conditions and on our ability to establish and finance operations, construct additional manufacturing capacity or form strategic business alliances including acquisitions and joint ventures. Over the last few years, for instance, our competitors in China have aggressively added capacity at a far greater rate than demand has increased, which has resulted in pressured margins in the region. In addition, we may not be successful in reducing capacity in mature regions commensurate with industry demand. Similarly, demand for our customers’ products and our competitors’ reactions to market conditions could affect our results. Our business is also sensitive to changes in industry capacity utilization. Prices tend to decrease when capacity utilization decreases, which could adversely affect our business, financial condition, results of operations and cash flows.
Our business is subject to operational risks, which could adversely affect our business, financial condition, results of operations and cash flows.
Our operations are subject to hazards inherent in chemicals manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including but not limited to, fires and explosions, accidents, severe weather and natural disasters (including hurricanes, tornados, ice storms, droughts, floods and earthquakes), mechanical failures, unscheduled downtime at our production facilities, transportation interruptions, pipeline leaks and ruptures, quality problems, technical difficulties, energy grid shutdowns, discharges or releases of toxic or hazardous substances or gases, other environmental risks, and sabotage, terrorist attacks or other acts of violence as well as potential boycotts, general strikes, sanctions or blockades.
Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products. We could incur significant expenditures in connection with such operational risks. These may be caused both by external factors, such as natural disasters, war, acts of terrorism, strikes, official orders, technical interruptions or material defects, or accidents or mistakes in internal procedures, such as fire, explosion or release of toxic or hazardous substances. In all of these cases, our property or third-party property or the environment may sustain damage, or there may be human exposure to hazardous substances, personal injuries or fatalities, resulting in material financial liabilities and civil or criminal law consequences, the temporary or permanent closure of the relevant production site or power plant and a negative impact on our financial condition, results of operations and cash flows.

We are dependent on major customers for a significant portion of our sales, and a significant adverse change in a customer relationship could adversely affect our business, financial condition, results of operations and cash flows.
Customer concentration is driven by the consolidated nature of the industries we serve. In 2014, our top ten customers accounted for approximately 58% of our volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 32% and approximately 59% of our Specialty Carbon Black and Rubber Carbon Black segment volumes measured in kmt for 2014, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers, including due to industry consolidation, or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.
We may not be able to compete successfully in the industries and markets in which we operate.
The industries in which we operate are highly competitive and this competition could harm our business, financial condition, results of operations and cash flows. Competition is based on price, product innovation, product quality, distribution capability, and industry and customer knowledge. We face competition from global and regional suppliers, both in developed and emerging regions. More recently, a significant percentage of tire demand is met by imports from, and a shift in production to, low-cost emerging regions. This has adversely affected utilization rates of carbon black producers in developed regions and resulted in plant closures. While we aim to operate at low cost and are focused on reducing our fixed and variable cost base across our production chain, there may be improvements in the cost competitiveness of other manufacturers relative to us or in the performance properties of substitutable products and raw materials, which could result in advantages for our competitors and adversely affect our business. Furthermore, some of our competitors may have greater financial and other resources and larger capitalization than we do. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected.
The markets in which we operate are highly competitive and this competition, and the challenges we face to gain share in those markets and new markets, could harm our business, financial condition, results of operations and cash flows. In particular, any inability to increase access to the Chinese market, which is currently the largest carbon black market in the world, could place us at a competitive disadvantage in China. In the event that we do not acquire QECC or we are unable to otherwise increase our access into the Chinese market for carbon black, we may be unable to compete with other producers in that market, as effectively as we would wish, which could have an adverse effect on our business, financial condition, results of operations and cash flows. We entered into an agreement with Evonik for the acquisition of QECC in 2011, but the agreement has since expired. Currently, the acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review, and we are unable to predict whether or when the acquisition of QECC by us will occur or whether completion of the acquisition is probable.
We may not successfully develop new products and technologies that address our customers’ changing requirements or competitive challenges, and our customers may substitute our products by using other products we do not offer.
The industries into which we sell our products are subject to periodic technological changes, ongoing product improvements, product substitution and changes in customer requirements. Increased competition from existing or newly developed products offered by our competitors or companies whose products offer a similar or better functionality to our products may negatively affect demand for our products. We work to identify, develop and market innovative products on a timely basis to meet our customers’ changing requirements and competitive challenges. Should we not be able to substantially maintain or further develop our product portfolio, customers may elect to source comparable products from competitors, which could adversely affect our business, financial condition, results of operations and cash flows.
Although carbon black continues to offer opportunities for product and process innovation, we cannot be certain that the investments we make in our Innovation Group will result in proportional increases in revenue or profits. In addition, the timely commercialization of products that we are developing may be disrupted or delayed by manufacturing or other technical difficulties, industry acceptance or insufficient industry size to support a new product, competitors’ new products, and difficulties in moving from the experimental stage to the production stage. These disruptions or delays could adversely affect our business, financial condition, results of operations and cash flows.
As a reinforcing agent in rubber, carbon black competes primarily with precipitated silica in combination with silane, which is not part of our product portfolio. Historically, silica has offered some performance benefits over carbon black in the area of rolling resistance. To date, silica-based tire applications have gained position in passenger car tire treads. Although substitution has not been significant due to carbon black’s cost advantage, technological advances and changing customer requirements may lead to increased demand for silica-based tires, especially in developed regions. For example, Evonik announced in 2010 plans to significantly increase its capacity for precipitated silica to satisfy increasing demand. Increased substitution and competition from precipitated silica producers, including Evonik, could adversely affect our business, financial condition, results of operations and cash flows. If we should decide to include precipitated silica in combination with silane in our product portfolio in the future, we may be restricted in our ability to do so under our intellectual property sharing arrangements with Evonik.
Alternative materials, procedures or technologies may be developed, or existing ones may be improved, and may replace those currently offered in the carbon black industry. If such newly developed or improved products are being offered at lower prices, have preferable features or other advantages, in particular from a regulatory perspective, and we are not able to offer similar new or improved products, we may lose substantial business, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to implement our business strategies in an effective manner.
Our future financial performance and success largely depend on our ability to maintain our current position and to implement our business strategies for growth successfully. We have undertaken, and will continue to undertake, various initiatives to realign our product portfolio away from standard specialty carbon black and rubber carbon black products to higher margin applications, and we continue to focus on cost reduction initiatives to optimize our asset base, improve operating efficiencies and generate cost savings. We cannot guarantee that we will successfully implement our business strategies or that implementing these strategies will sustain or improve and not harm our results of operations. In particular, we may not be able to increase or sustain our manufacturing efficiency or asset utilization, enhance our current portfolio of products or achieve other fixed or variable cost savings. In addition, the costs involved in implementing our strategies may be significantly higher than we currently anticipate. For example, our ability to complete capacity expansions as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, the availability of labor and materials, unforeseen hazards, such as weather conditions, adverse political or market developments, and other risks customarily associated with construction projects. Moreover, the cost of expanding capacity could have a negative impact on our financial results until capacity utilization is sufficient to absorb the incremental costs associated with the expansion. Further, labor or governmental restrictions could impede or delay our ability to reduce headcount.
Our business strategies are based on our assumptions about future demand for our products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends, among other things, on our ability to realign our product portfolio, divest businesses or discontinue product lines on favorable terms and with minimal disruptions, finance our operations and product development activities, maintain high-quality and efficient manufacturing operations, relocate and close certain manufacturing facilities with minimal disruption to our operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled technical, managerial, marketing and finance personnel. Any failure to develop, revise or implement our business strategies in a timely and effective manner may adversely affect our business, financial condition, results of operations and cash flows.
We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.
Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2014, raw materials accounted for 85% of our cost of sales. Approximately 80% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock, with some limited use of other materials, such as natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. Although we maintain raw material reserves, if any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.
Most of our carbon black supply contracts contain provisions that adjust prices to account for changes in a relevant feedstock price index. While we have recently re-negotiated many of our customer contracts to reduce the time-lag after which we are able to pass through changes in carbon black oil prices to our customers, we are still to some extent exposed to oil price fluctuations and there can be no assurance that we will continue to be able to shift price risks to our customers. Success in offsetting increased raw material and energy costs with price increases is largely influenced by competitive and economic conditions, as well as the speed and severity of such changes, and could vary significantly, depending on the segment served. Such increases may not be accepted by our customers, may not be fully reflected in the indices used in our pricing formulas, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. Failure to fully offset the effects of increased raw material or energy costs could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, volatility in costs and pricing could result in commercial disputes with suppliers and customers regarding the interpretations of complex contractual pricing arrangements, which could adversely affect our business.
Significant movements in the market price for crude oil tend to create volatility in our carbon black feedstock costs, which can affect both our Net Working Capital and operating results. Changes in raw material and energy prices have a direct impact on our Net Working Capital levels. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and current trade receivables increase as a result of higher carbon black oil and other feedstock prices and related sales price levels, partially offset by an increase in trade payables. Due to the quantity of carbon black oil and finished goods that we typically keep in stock together with the levels of receivables and payables maintained, increases occur gradually over a two to three-month period but can vary depending on inventory levels and working capital levels generally. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements within a two to three-month period following the decrease in costs. Net Working Capital swings are particularly significant in an environment of high price volatility such as seen in the fourth quarter 2014.

Any failure to realize benefits from investments, joint ventures, acquisitions or alliances could adversely affect our business, financial condition, results of operations and cash flows.
We have made, and may continue to make, investments and acquisitions and enter into joint ventures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties is not always predictable and we may not achieve our anticipated objectives. Our investments may require high initial expenditures, and as in the case of Deutsche Gasrußwerke GmbH & Co. KG (the “German JV”), our joint venture with, among others, the tire manufacturers Continental, Pirelli and Goodyear, ongoing expenditures for modernization and expansion. The German JV finances itself independently. However, any potential future lack of external financing sources may jeopardize such joint venture and may result in negative impacts on our own supply chain and business. Our investments can only be operated profitably if their utilization is warranted by corresponding demands. Should we build up overcapacities that remain unused due to erroneous assessments of market development, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Plant capacity expansions and site development projects may be delayed or may not achieve the expected benefits.
Our ability to complete as planned capacity expansions, including capacity conversions from rubber carbon black to specialty carbon black, and other site development projects, including those associated with yield efficiency improvements, may be delayed, interrupted, or otherwise limited by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. In addition, lower oil prices may result in lower yield efficiency improvements. Moreover, the costs of these activities could have a negative impact on our results of operations, and in the case of capacity expansion projects, until capacity utilization at the particular facility is sufficient to absorb the incremental costs associated with the expansion. In addition, our ability to expand capacity in emerging countries depends in part on economic and political conditions in these regions and, in some cases, on our ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.
We may be subject to information technology systems failures, network disruptions and breaches of data security.
Our information technology systems are an important element for effectively operating our business. In 2013 we implemented new software (SAP) throughout Orion. The global implementation process of SAP is associated with certain risks for our business, such as failures, breakdowns and malfunctioning. This could adversely affect our business operations and materially impact the relationships we have with our customers and suppliers, our reputation and our operating costs and margins.
Information technology systems failures, in particular failures in connection with running SAP, including risks associated with upgrading our systems, network disruptions and breaches of data security could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting leading to increased costs. It is possible that future technological developments could adversely affect the functionality of our computer systems and require further action and substantial funds to prevent or repair computer malfunctions. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, cybercrimes, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees or third party providers. Although we have taken steps to address these concerns by implementing sophisticated network security, back-up systems and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including customer data, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our business, financial condition, results of operations and cash flows may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause customers to purchase from our competitors. Ultimately, any compromise of our data security could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we are unable to successfully negotiate with the representatives of our employees, including labor unions and works councils, we may experience strikes and work stoppages.
We are party to collective bargaining agreements and social plans with our employees' labor unions. We also are required to consult with our employee representatives, such as works councils, on certain matters such as restructuring, acquisitions and divestitures. Although we believe that our relations with our employees are good, there can be no assurance that new agreements will be reached or consultations will be completed without union or works council actions or on terms satisfactory to us. Current and future negotiations and consultations with employee representatives could have a material adverse effect on our business. In addition, a material work stoppage or union dispute could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to recruit or retain key management and personnel.
Our success is dependent on the management and leadership skills of our key management and personnel. The loss of any member of our key management team and personnel or an inability to attract, retain, develop and maintain additional personnel could prevent us from implementing our business strategy. In addition, our future growth and success also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, research and development, operating and technical personnel. The loss of one or more member(s) of our key management or operating personnel, or the failure to attract, retain and develop additional key personnel, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are exposed to political or country risk inherent in doing business in some countries.
We operate a global network of production plants, located in Europe, North America, South Korea, South Africa and Brazil. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following: changes in the rate of economic growth, unsettled political or economic conditions, expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; national and regional labor strikes, confiscatory taxation or other adverse tax policies, deprivation of contract rights, trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital, exchange controls, inflation, deflation, currency fluctuations and devaluation, the effect of global environmental, health and safety issues on economic conditions, market opportunities and operating restrictions, changes in foreign laws and tax rates, changes in trade sanctions that result in losing access to customers and suppliers in those countries, costs associated with compliance with anti-bribery and anti-corruption laws, nationalization of private enterprises by foreign governments, and changes in financial policy and availability of credit or financing sources. These factors could adversely affect our business, financial condition, results of operations and cash flows.
Legal and Regulatory Risks
Our operations are subject to environmental, health and safety regulations. We have been and may in the future be subject to investigations by regulatory authorities (including currently by the EPA as described herein) in respect of alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations.
We are subject to extensive domestic, foreign, federal, state and local laws and regulations governing environmental protection and occupational health and safety, all of which may be subject to change in the future. The production and processing of carbon black and other chemicals we produce involve the handling, transportation, manufacture, use and disposal of substances or components that may pose environmental risks or be considered toxic, hazardous or carcinogenic under these laws. We are also required to obtain permits or other approvals from various regulatory authorities for our operations, which may be required for matters including air emissions; wastewater and storm water discharges; storage, handling and disposal of hazardous substances; and operation, maintenance and closure of landfills. If we violate or otherwise fail to comply with these laws, regulations or permits or other approvals, we may incur fines or other sanctions, be required to undertake significant capital expenditures to achieve compliance, or be subject to other obligations by one or more regulatory authorities.
If environmental harm to soil, groundwater, surface water or natural resources is found to have occurred as a result of our current or historical operations, we may be required to incur significant remediation costs at our current or former production facilities or at third-party sites. Many of our facilities have a long history of operation, which may contribute to our environmental compliance and remediation costs due to past spills, past chemical storage, wastewater treatment and waste disposal practices and other activities. For instance, many of our facilities have onsite landfills that have been in use for a number of years, and we may incur significant costs when these landfills reach capacity in order to close them in accordance with applicable laws and regulations and to address contamination of soil and groundwater at, under or migrating from the facilities, including costs to address impacts to natural resources. Under certain laws and regulations, the obligations to investigate and remediate contamination at a facility or site may be imposed on current and former owners or operators, or on persons who may have sent waste to that facility or site for disposal. Liability under such laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. As a result, we may incur liabilities for wastes, including hazardous wastes, generated by our operations and disposed of onsite or at offsite locations, even if we were not responsible for the disposal. Further, we may also incur additional closure and cleanup costs in connection with the closure of plants, including costs relating to decommissioning of equipment, asbestos removal and closure of features such as storage tanks, wastewater treatment systems, ponds and landfills. We are currently experiencing ongoing costs in connection with the 2013 closure of our production facility in Sines, Portugal, which have been accrued at time of closure in 2013.
Environmental and safety regulations are subject to frequent change, as are the priorities of those who enforce them, and we could incur substantial costs to comply with future laws and regulations. The trend in environmental regulation is imposing increasingly stringent restrictions on activities that may affect the environment. Any new or amended environmental laws and regulations may result in costly measures for matters subject to regulation, including but not limited to more stringent limits or control requirements for our air emissions; new or increased compliance obligations relating to greenhouse gas (“GHG”) emissions; stricter requirements for noise, waste handling, storage, transport, disposal; and more stringent cleanup and remediation standards, which, in each case, could have a material adverse effect on our operations and financial condition.
Certain national and international health organizations have classified carbon black as a possible or suspect human carcinogen. To the extent that, in the future, (i) these organizations re-classify carbon black as a known or confirmed carcinogen, (ii) other organizations or government authorities in other jurisdictions classify carbon black or any of our other finished products, raw materials or intermediates as suspected or known carcinogens or (iii) there is discovery of adverse health effects attributable to production or use of carbon black or any of our other finished products, raw materials or intermediates, we could be required to incur significantly higher costs to comply with environmental, health and safety laws, or to comply with restrictions on sales of our products, and our reputation and business could be adversely affected. In addition, chemicals that are currently classified as harmless may be classified as dangerous in the future, and our products may have characteristics that are not recognized today but may be found in the future to impair human health or to be carcinogenic. See “Item 4. Information on the Company —B. Business Overview —Environmental, Health and Safety Matters.”
We are currently involved in an enforcement case with the EPA.
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we have furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain Prevention of Significant Deterioration (“PSD”) permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include Best Available Control Technology (“BACT)” in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV and finding of violation by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.
In November 2013, we began discussions with the EPA and the United States Department of Justice (the “DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. We received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a settlement proposal presented by the Company. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.
The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at our U.S. facilities which could have a material adverse effect on our business. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us.
While we are currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, we note that Cabot Corporation, one of our competitors, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than we do, the aggregate amount to be incurred by us in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher which could have a material adverse effect on our business. As of February 2015, none of our other US domestic competitors have announced settlements with the government.
Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and to all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that a substantial portion of the costs we would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect or at all. See “—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.
The foregoing matters could have a material adverse effect on our operating results and cash flows for the particular periods in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.

Developing regulation of carbon black as a nano-scale material could require us to comply with costly new requirements.
Carbon black consists of particles that are nano-scale. The EPA and other governmental agencies are currently developing a regulatory approach under which they will collect further data on nano-scale materials, including carbon black, under the Toxic Substances Control Act. The EPA has proposed rules that would require manufacturers of nano-scale materials to submit additional manufacturing information, exposure and release information and available health and safety data. The EPA and other nations’ environmental regulatory authorities, including the European Commission, are also conducting extensive environmental health and safety testing of nano-scale materials. If carbon black is found to be harmful to humans or to the environment, it could be subject to more stringent regulatory control, which could require us to incur significantly higher costs to comply with new environmental, health and safety laws and could adversely affect our reputation and business. See “Item 4. Information on the Company —B. Business Overview—Environmental, Health and Safety Matters.”
In connection with such regulation, the European Commission is in the process of defining “nanomaterial.” According to its recommendation of October 18, 2011 (2011/696/EU) carbon black is defined as a nano-material. In a similar approach, the International Organization for Standardization ("ISO") developed the ISO TC 229 “Nanotechnologies,” which considers carbon black a “nano-structured material.” The industry is not yet generally affected by these definitions. However, certain regulations regarding cosmetics applications or articles which are intended for food contact have already been implemented, and other regulations are being discussed which may affect the use of carbon black in the future. This development may significantly affect our business in a manner we cannot predict, including by increasing the costs of doing business.
Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.
Significant volumes of carbon dioxide (“CO2”), a GHG, are emitted in carbon black manufacturing processes. Over the past few decades, concerns about the relationship between GHGs and global climate change have resulted in increased levels of scrutiny from regulators and the public alike, and have led to proposed and enacted regulations on both national and supranational levels, to monitor, regulate and control emissions of CO2 and other GHGs.
In December 2005, the European Commission published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for GHGs for the period from 2008 to 2012. The European Commission has developed allowable emission credits for Phase III of the Emissions Trading Scheme (the “EU ETS”), which will apply for the period 2013 to 2020. The EU ETS is anticipated to become progressively more stringent over time, which could have an impact on our costs of compliance under the EU ETS. The European Union member states (“EU Member States”) have included carbon black facilities in their national allocation plans, and we have taken actions to comply with applicable CO2 emission requirements. Certain industry sectors in the European Union, including the carbon black industry, currently receive a certain share of their emission allowances for free. This list of industry sectors is reviewed by the European Commission every five years, with the latest review in October 2014. Although the carbon black industry retained its placement, we cannot predict the outcome of a future review by the European Commission. Additionally, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more CO2 than our allocations permit or that the cost of such credits will not be excessive.
In addition, effective January 2015, South Korea commenced a GHG emissions trading scheme ("South Korean ETS"), with the goal of achieving a 30% reduction in GHG emissions relative to the projected business-as-usual case by 2020, which is reported as approximating 4% reduction against the 2005 level. Participation is mandatory for South Korean legal entities that emit over 125,000 tons of CO2 equivalent (tCO2e) per annum and for workplaces that discharge over 25,000 tCO2e per annum. The design concept of the South Korean ETS is similar to the EU ETS. The South Korean ETS covers industries (including petrochemical sector), electric power producers, transportation sector, commercial properties, among others, including our South Korean operating entity. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% of the projected emissions when operating at full capacity. We have filed an appeal with South Korea’s Environment Ministry under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. It is difficult to assess at this time our chances of success. The South Korean Environment Ministry’s decision is expected in the first quarter of 2015. If our appeal fails to lead to a higher allowance and we achieve full capacity utilization, our carbon deficit could be as much as 90,000 tCO2e in 2015, which would require us to purchase carbon credits.
The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, for example a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 30% reduction. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There is no assurance that, in the future, the current level of regulation will continue at the federal or state level in the states where we operate. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined.

Compliance with current or future GHG regulations governing our operations, including those discussed above, may result in significantly increased capital expenditures for measures such as the installation of more environmentally efficient technology or the purchase of allowances to emit carbon dioxide or other GHGs. While their potential effect on our manufacturing operations or financial results cannot be estimated, it could be substantial. There is no way to predict the form that future regulations may take or to estimate any costs that we may be required to incur with respect to these or any other future requirements. In addition to the increased expenditures outlined above, such requirements could also adversely affect our energy supply, or the costs (and types) of raw materials we use, and ultimately may directly or indirectly restrict our operations or reduce demand for our products. The realization of any or all of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Item 4. Information on the Company —B. Business Overview—Environmental, Health and Safety Matters.”
As a company in the chemical sector, our operations have the potential to cause environmental and other damage as well as personal injury.
The operation of a chemical manufacturing business as well as the sale and distribution of chemical products involve safety, health and environmental risks. For example, the production and processing of carbon black and other chemicals involves the storage, handling, transportation, manufacture or use of certain substances or components that may be considered toxic or hazardous. Our manufacturing processes and the storage and transportation of chemical products entail risks such as leaks, fires, explosions, toxic releases or mechanical failures. If operational risks materialize, they could result in injury or loss of life, damage to the environment or damage to property. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may result in loss of production, which, in turn, may make it difficult for us to meet customer needs. Accordingly, these hazards and their consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.
Our inability to maintain our existing classification registration in member states of the European Union under the REACh legislation or in other countries that introduce comparable legislation may affect our ability to manufacture and sell certain products.
In December 2006, the European Union signed the REACh (Registration, Evaluation, Authorisation and Restriction of Chemicals) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products through a substance registration process. We have registered under REACh, which is a functional prerequisite to the continued sale of our products in the European Union markets. REACh presents a risk to the continued sale of our products in the European Union should our existing classification registration no longer apply as a result of changes in the interpretation of REACh by the authorities, changes in our product mix or purity, or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products. Also, other countries or organizations, including South Korea and China, have adopted or may in the future adopt comparable or even more restrictive regulations, which could affect our ability to manufacture and sell certain products in the future.
In certain jurisdictions, carbon black has been added to lists of hazardous products that are subject to labeling and other requirements. Compliance with these requirements is required to sell our products in these jurisdictions, and noncompliance may result in material fines or penalties. Changes in the classification of carbon black on these lists or to the applicable regulations could result in more stringent or new requirements and adversely affect our compliance costs. See “Item 4. Information on the Company —B. Business Overview—Environmental, Health and Safety Matters.”
Market and regulatory changes may affect our ability to sell or otherwise benefit from co-generated energy, which may adversely affect our business, results of operations and cash flows.
Currently, nine of our manufacturing sites have some for of co-generation, transforming combustible exhaust gas, the main by-product of the carbon black production process, into electricity, steam or hot water. Some of this co-generated energy is self-consumed and the excess may be sold to third parties. Our ability to benefit from co-generation, and in particular our ability to sell it to third parties, may be limited due to general market conditions or regulatory changes, which may adversely affect our business, results of operations and cash flows.
    For example, in December 2013, the European Commission opened an in-depth investigation procedure regarding certain exemptions from an energy surcharge granted under the German Renewable Energies Act (Erneuerbare-Energien-Gesetz or “EEG”). Under the EEG, energy intensive industries are exempted to a large extent from the energy surcharge that aims to balance above-market payments for green energy. Another exemption exists for the consumption of self-generated electricity. The German legislature amended the national regulations of the EEG in August 2014. Under new regulations, the exemption regarding self-consumption (Eigenverbrauch) of self-produced electricity is grandfathered for power plants that were installed before August 1, 2014. We are exempted from the energy surcharge under the current law to the extent that we consume our self-produced energy. However, a potential loss of this benefit due to a future change in legislation may adversely affect our business, results of operations and cash flows.
Litigation or legal proceedings could expose us to significant liabilities and thus adversely affect our business, financial condition, results of operations and cash flows.
We become, from time to time, involved in various claims and lawsuits arising in the ordinary course of our business. Also, certain asbestos related claims have been filed with respect to time periods when Evonik and other preceding owners were in control of our business.

Such claims are subject to a limited indemnity from Evonik under the agreements related to the Acquisition. Currently, there is an administrative procedure in France to determine whether our carbon black facility in Ambès, France, may be regarded as an asbestos associated facility for the years 1959 to 1996. If decided to our detriment this could potentially result in claims by (former) employees based on alleged exposure to asbestos during the mentioned time period. Some matters involve claims for large amounts of damages as well as other relief.
The outcome of legal proceedings is extremely difficult to predict and we offer no assurances in this regard. Adverse rulings, judgments or settlements in pending or future litigation, including employment-related litigation, contract litigation, product liability claims, personal injury claims, claims based on alleged exposure to asbestos, chemicals or to carbon black, environmental permitting disputes or in connection with environmental remediation activities, could have an adverse effect on our business, financial condition, results of operations and cash flows.
Because many of our products provide critical performance attributes to our customers’ applications and products, the sale of these products involves a risk of product liability claims against us, including claims arising in connection with the use of, or exposure to, our products. Our products have widespread end-uses in a variety of consumer industries. A successful product liability claim, or series of claims, arising out of these various uses that results in liabilities in excess of our insurance coverage or for which we are not indemnified or have not otherwise provided, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In particular, we could be required to increase our debt or divert resources from other investments in our business in order to discharge any such liabilities.
We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.
Our intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights, and have licenses to use intellectual property rights covering some of our products as well as certain processes and product uses. We often choose not to seek to patent a production method or product in order to avoid disclosure of business specific know-how. In addition to patents, a significant part of our intellectual property are our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management, which third parties, including our competitors, may develop independently without violating our trade secret rights. We make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect them as trade secrets. In some of the countries in which we operate or sell products, such as China, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other developed countries. When we file a patent application, it is usually filed for all countries with active competition, where we have existing customers. Nonetheless, because the laws and enforcement mechanisms in some countries may not be as effective as in others, and because our intellectual property rights may, if asserted, ultimately be found to be invalid or unenforceable, we may not be able to protect all of our intellectual property rights successfully. Insufficient protection of intellectual property may limit our ability to make use of technological advantages or result in a reduction of future profits. This may cause competitive restrictions with an adverse effect on our business, financial condition, results of operations and cash flows.
Irrespective of our intellectual property rights, we may be subject to claims that our products, processes or product uses infringe or misappropriate the intellectual property rights of others. These claims, even if without merit, could be expensive and time consuming to litigate. If we were to lose such proceedings, we could be subject to injunctions, could be obliged to pay damages or enter into licensing agreements requiring royalty payments and use restrictions, which may adversely affect our business, financial condition, results of operations and cash flows. In addition, licensing agreements may not be available to us, and, if available, may not be available on acceptable terms.
In connection with the separation of our business from Evonik, Evonik assigned to us intellectual property that was exclusively used in its carbon black business as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside the field of carbon black, which licenses are exclusive, subject to certain exceptions in areas adjacent to carbon black. Accordingly, we may be restricted in leveraging the intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back licenses to expand our business into fields outside of carbon black.
Risks Related to Indebtedness, Currency Exposure and Other Financial Matters
Our significant leverage may make it difficult for us to service our debt and operate our businesses.
We are highly leveraged with significant debt service obligations and expect to continue to have high leverage for the foreseeable future. We may also incur more debt in the future. This may have important negative consequences for our business and investors, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, reducing the availability of cash flows to fund internal growth through working capital, capital expenditures, other general corporate purposes and payments of dividends, increasing our vulnerability to economic downturns in our industry, exposing us to interest rate increases on our existing indebtedness and indebtedness that we may incur in the future, placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flows, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing strategic acquisitions or exploiting certain business opportunities, and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity financing or restructure or refinance all or a portion of our debt on or before maturity. In the worst case scenario, an actual or impending inability to pay debts as they become due and payable could result in our insolvency.
Restrictive covenants in our debt instruments may limit our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that may adversely affect our business, financial condition, results of operations and cash flows.
Our current debt instruments impose significant operating and financial restrictions on us. These restrictions include limitations on our ability to, among other things, merge or consolidate with other companies; sell, lease, transfer or dispose of assets; pay dividends, redeem share capital or redeem or reduce subordinated indebtedness, and make acquisitions or investments.
Our debt instruments contain covenants that may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control. In addition, our debt instruments contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements and cause such indebtedness to become due and payable, together with accrued and unpaid interest. As a result, any default under an indebtedness to which we are party could result in a substantial loss to us and could adversely affect our business, financial condition, results of operations and cash flows.
A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.
A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. We may enter into various forms of hedging arrangements against currency, interest rate or oil price fluctuations. Financial strength and credit ratings are important to the availability and pricing of these hedging activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.
In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise adversely affect our business, financial condition, results of operations and cash flows.
Fluctuations in foreign currency exchange and interest rates could adversely affect our business, financial condition, results of operations and cash flows.
We are exposed to market risks relating to fluctuations in foreign currency exchange and interest rates. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations. We are exposed to currency fluctuation when we convert currencies that we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials, meet our fixed costs or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign markets. In each case, the relevant income or expense is reported in the relevant local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Generally, an appreciation of the U.S. Dollar has a negative impact on (by increasing) our Net Working Capital, because a large part of our raw material purchases is in U.S. Dollars. In addition, 40% of our outstanding debt obligations are denominated, pay interest and must be repaid in U.S. Dollars (and certain of our future debt obligations may be denominated in U.S. Dollars), and therefore expose us to additional exchange rate risks. An appreciation of the U.S. Dollar would make our financing under U.S. Dollar-denominated instruments more expensive. Significant changes in the value of the Euro relative to the other currencies could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we are exposed to adverse changes in interest rates. We manage our foreign exchange risk through normal operating and financing activities and, when deemed appropriate, through the selective use of derivative transactions, the effectiveness of which is dependent, in part, upon the counterparties to these contracts honoring their financial obligations to us. We cannot be certain that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations, and our financial results could be adversely affected.
In the future, it may be necessary for us to enter into hedging arrangements to reduce the impact of price and exchange rate volatility. Unavailability or inefficiency of hedging could adversely affect our business, financial condition, results of operations and cash flows.
In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011, we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments, and we do not intend at this time to enter into further raw material hedging arrangements in the future. Instead, we now incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on volumes in kmt in 2014, approximately 23% of our contracts were non-indexed, approximately

74% of our contracts were indexed monthly, while approximately 3% of our contracts were indexed on a quarterly basis. The one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. Additionally, it may be necessary to enter into hedging arrangements in the future to reduce the impact of raw material or energy price volatility or currency and exchange rate fluctuation, which may or may not be effective. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.
We are exposed to substantial risks with regard to the Euro and the Eurozone sovereign debt crisis.
Since 2010, global markets and economic conditions have been negatively affected by market perceptions regarding the ability of certain EU Member States to service their sovereign debt obligations, including Greece, Italy, Ireland, Portugal and Spain. Concerns also persist regarding the outcome of the EU governments’ financial support programs, the possibility that other EU Member States may experience similar financial difficulties, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual EU Member States. This has in the past disrupted equity markets and resulted in volatile bond yields on the sovereign debt of EU Member States leading to a general increase in credit spreads, together with reduced liquidity on the market.
Ongoing deterioration of the sovereign debt of certain EU Member States together with the risk of contagion to other, more stable, countries have raised multiple concerns as to the stability and the overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the re-introduction of individual currencies in one or more EU Member States, or, in particularly dire circumstances, the possible dissolution of the Euro entirely. This has caused macroeconomic disruption and might also do so going forward. Furthermore, should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations and for parties subject to other contractual provisions referencing the Euro would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could have adverse consequences for us with respect to our outstanding Euro-denominated debt obligations and, as we have a substantial amount of debt denominated in Euro, could adversely affect our business, financial condition, results of operations and cash flows.
Dislocations in credit and capital markets may make it more difficult for us and our suppliers and customers to borrow money or raise capital.
The ongoing economic weakness in many regions has affected, and may continue to affect, us in several ways. Dislocations in the credit markets may result in less credit being made available by banks and other lending institutions. As a result, we may not be able to obtain financing for our business and acquisitions or to pursue other business plans or make necessary investments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Furthermore, a number of our customers and suppliers rely on access to credit to adequately fund their operations, which may also be limited due to dislocations in the credit markets. The inability of our customers to obtain credit facilities or capital market financing may adversely affect our business by reducing our sales and increasing our exposure to bad debt, while the inability of our suppliers to access adequate financing may adversely affect our business by increasing prices for raw materials, energy and transportation.
In addition, payments received from customers that later enter into insolvency or comparable proceedings under applicable laws may be subject to clawback risks.
Inflation or deflation could adversely affect our business, financial condition, results of operations and cash flows.
Inflation in certain countries where we operate may adversely affect our business by increasing the cost of the raw materials, energy, labor and transportation. Current or future efforts by government to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our products in order to maintain satisfactory margins, however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions. Deflation also may delay consumption of our customers' products resulting in lower demand for our products.
We may be required to impair or write off certain assets if our assumptions about future sales and profitability prove incorrect.
In analyzing the value of our inventory, property, plant and equipment, investments and intangible assets, we have made assumptions about future sales (prices and volume), costs and cash generation. These assumptions are based on management’s best estimates and, if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded, which could lead to an impairment or write-off of certain of these assets. For example, we recorded goodwill impairment losses of €107.0 million in 2009 as a result of the global financial and economic crisis and a weaker performance of our business than expected. As a result of the application of the purchase method of accounting in connection with the Acquisition, the risk of impairments has become even more significant after the completion of the Acquisition than it was historically. We may be required to impair or write off other assets in the future, which could have a material adverse effect on our business, financial condition and results of operations.
We may be required to increase our pension fund contributions.
We have made pension commitments to our existing and some of our former employees. These commitments are partially covered by pension schemes, pension and benevolent funds and insurance policies. The amount of obligations is based on certain actuarial assumptions, including discount factors, life expectancy, pension trends and future salary development as well as expected interest rates applicable to the plan assets. Actual results deviating from these assumptions could result in a considerable increase of our pension commitments and liabilities and higher allocations to the pension reserves in future years, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For a more detailed description of our defined benefit plans see our consolidated financial statements and the related notes included in "Item 18. Financial Statements " of this report.
Our insurance coverage may not be adequate to cover all the risks we may face and it may be difficult to obtain replacement insurance on acceptable terms or at all.
Our plants, equipment and other assets are insured for property damage and business interruption risks, and our business as a whole is insured for public and products liability risks as well as certain bad debt losses in Europe under insurance policies with reputable insurance companies. We believe these insurance policies are generally in accordance with customary industry practices, including deductibles and coverage limits. However, we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts, or all potential losses, including damage to our reputation. Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States or elsewhere. A direct attack on our assets or assets used by us could have a material adverse effect on our business, financial condition, results of operations and cash flows. Insurance that provides adequate coverage against terrorist attacks has become increasingly expensive and difficult to obtain. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Although we attempt to keep insurance premiums low, as a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable at a reasonable cost or available only for certain risks. We can provide no assurances that we would be able to obtain replacement insurance on acceptable terms or at all.
Significant changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions could adversely affect our business, financial condition, results of operations and cash flows.
Our future tax rates may be adversely affected by a number of factors, including the enactment of new tax legislation, other changes in tax laws or the interpretation of such tax laws, changes in the estimated realization of our net deferred tax assets (arising, among other things, from tax loss carry forwards and the Acquisition), the jurisdictions in which profits are determined to be earned and taxed, adjustments to estimated taxes upon finalization of various tax returns, increases in expenses that are not deductible for tax purposes, including write-offs of acquired in process R&D and impairment of goodwill in connection with acquisitions, changes in available tax credits and additional tax or interest payments resulting from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from period to period. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions could increase our tax rates and adversely affect our financial results in those periods.
Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.
In connection with the Acquisition, we agreed to indemnify Evonik with respect to future liabilities related to our business and Evonik agreed to indemnify us, subject to certain limitations, for certain liabilities that it agreed to retain. Our potential exposure for such liabilities could be significant and the scope and terms of these indemnities may be less favorable than if we entered into a similar agreement with an unaffiliated third party. There can be no assurance that we will be able to enforce our claims under the indemnity from Evonik. Even if we ultimately succeed in recovering from Evonik any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. In addition, our ability to enforce claims under our indemnity from Evonik is dependent on Evonik’s creditworthiness at the time we seek to enforce these claims, and there can be no assurance as to what Evonik’s financial condition will be in the future.
We could experience a material adverse effect on our financial condition if the tax authorities were to successfully challenge decisions and assumptions we have made in assessing and complying with our tax obligations.
We make, and have in the past made, numerous decisions and assumptions in assessing and complying with our tax obligations, including in respect of the tax treatment of the separation of our business from Evonik, the Acquisition, assumptions regarding the tax deductibility of certain interest expenses under German tax regulations and the applicability of these regulations to our business as a Luxembourg company. Many of the tax laws that apply to us, including tax laws that apply to the separation of our business from Evonik and the Acquisition, are complex and often require judgments to be made when the law is unclear or the facts are uncertain. While we believe the decisions we have made and the assumptions we have applied are reasonable and accurate, we cannot guarantee that these decisions and assumptions will not be questioned or rejected by the tax authorities. In particular, we are subject to tax audits for the period in which the Acquisition occurred by tax authorities in multiple jurisdictions worldwide, and in many cases these audits have not yet begun or have not been completed and could give rise to issues of this kind. If such tax authorities were to successfully challenge such decisions or assumptions, we could be required to pay additional amounts to such authorities to satisfy our tax obligations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Risks related to Ownership of our Common Shares
The interests of our Principal Shareholders may conflict with the interests of the holders of our common shares.
The Company’s articles of association (the “Articles of Association”) provide that resolutions may be adopted by a simple majority of the votes cast, unless higher thresholds are required by law. Our Principal Shareholders, through their interest in Kinove Holdings, indirectly have the ability to cast a majority of the votes cast in the Company’s shareholders’ meetings, which they could use to adopt resolutions relating to, among other things, the election and removal of members of the Board of Directors or the use of balance sheet profits. In addition, our Principal Shareholders may be in a position to reject any shareholders’ resolution proposed by the Board of Directors or by other shareholders. In case of low attendance at shareholders’ meetings, our Principal Shareholders may also be able to direct the voting of two thirds of the share capital at a shareholders’ meeting and, as a result, could adopt resolutions on significant matters such as the conclusion of a domination and profit/loss transfer agreement, amendment of the Company’s Articles of Association, including but not limited to the creation of authorized and contingent capital, capital increases with the exclusion or limitation of subscription rights, capital decreases, changes in the Company’s corporate purpose as well as mergers, demergers and similar matters. Furthermore, the Principal Shareholders and the ADIA Investor have entered into a shareholders’ agreement with respect to their holdings in Kinove Holdings, which provides, among other things, that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to elect certain nominees of the Principal Shareholders to the Company’s Board of Directors.
Exchange rate fluctuations may reduce the amount of U.S. Dollars shareholders receive in respect of any dividends or other distributions we may pay in the future in connection with our common shares.
Our common shares are quoted in U.S. Dollars on the NYSE. Our financial statements are prepared in Euros. Under Luxembourg law, the determination of whether we have sufficient distributable profits to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the Luxembourg Company Law in accordance with accounting principles generally accepted in Luxembourg. Exchange rate fluctuations may affect the amount in Euro that we are able to distribute, and the amount in U.S. Dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euro, if any. Such fluctuations could adversely affect the value of our common shares, and, in turn, the U.S. Dollar proceeds that holders receive from the sale of our common shares.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.
As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires, beginning with our annual report on Form 20-F for the year ending December 31, 2015, an annual report on management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common shares, the market price for our common shares and the trading volume of our common shares could decline.
The trading market for our common shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our common shares, the market price for our common shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.
Our exemption as a foreign private issuer from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies.

As a foreign private issuer (as such term in defined in Rule 405 under the Securities Act of 1933), we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC (such as quarterly reports on Form 10-Q or current reports on Form 8-K) as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors. In addition, while we voluntarily comply with the governance requirements of the NYSE, as a foreign private issuer we are not required to comply with most of such requirements, including those relating to the independence of the members of our Board of Directors and its committees, and we could decide in the future not to comply with them.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
Although we expect that we will continue to maintain our status as a foreign private issuer for the time being, we could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely affect trading in our common shares and our ability to conduct equity financings.
Our corporate affairs are governed by our Articles of Association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States.
Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our Principal Shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.
We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult to obtain or enforce judgments or bring original actions against us or the members of our Board of Directors in the United States.
We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of the members of our Board of Directors and officers reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.
As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this report (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•
the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•
the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•
the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and

•
the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our Board of Directors and our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors and officers. In addition, even if a judgment against our company, the non-U.S. members of our Board of Directors or officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.
Under our Articles of Association, we may indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The right to indemnification does not exist in the case of gross negligence, fraud or wrongful misconduct. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.
Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a joint stock corporation organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
Item 4. Information on the Company

A.	History and Development of the Company
The Company
Orion Engineered Carbons S.A. is a Luxembourg joint stock corporation (société anonyme or S.A.), incorporated on July 28, 2014, with a registered office at 15, Rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. Previously, the Company was a Luxembourg limited liability company (société à responsabilité limitée) under the name Orion Engineered Carbons S.à r.l., and before that under the name Kinove Luxembourg Holdings 2 S.à r.l. Our telephone number is +352 270 48 06 0. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this report.
Historically, our business operated as a business line of Evonik. Effective July 29, 2011, the Rhône Investors and the Triton Investors indirectly acquired from Evonik the entities operating its carbon black business. Currently, we operate on a fully stand-alone basis.
On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of $18.00 per share (the “IPO”). The common shares were sold by Kinove Holdings, the majority shareholder in the Company. The

Company did not receive any proceeds from the sale of common shares in the IPO, although Kinove Holdings made a contribution to the subscribed capital and the reserves of the Company as part of the refinancing described below.
Substantially simultaneously with the IPO, we took the following steps to refinance our then-outstanding borrowings and discharge our then-outstanding Preferred Equity Certificates (defined below):

•
The Company entered into the New Credit Agreement consisting of (i) senior secured term loans of €665 million (399 million denominated in Euros and 358 million denominated in U.S. Dollars, determined based on the exchange rate at the time), having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the New Credit Agreement (the “Term Loans”) and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, having a final maturity in 2019 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment (the “New Revolving Credit Facility”).

•	We used the net proceeds from the Term Loans to:

◦
redeem our then-outstanding senior secured notes due 2018 (the “Senior Secured Notes”) in full, in an aggregate amount of approximately €535 million (including principal, premium and accrued interest to the redemption date); this amount is net of approximately €65 million of Senior Secured Notes (including principal, premium and accrued interest) that we redeemed in May 2014; we also made a regular interest payment on the notes of approximately €24 million in June 2014;

◦
discharge our then-outstanding Preferred Equity Certificates held by Kinove Holdings (the “PECs”) in full, in an aggregate amount of approximately $396 million (€294 million, based on the exchange rate at the time) (which includes principal and accrued yield to the discharge date), by (1) paying approximately $110 million (€82 million, based on the exchange rate at the time) in cash to Kinove Holdings in respect of a portion of the PECs and (2) issuing 15,885,126 new shares, equal to approximately $286 million (€212 million, based on the exchange rate at the time) divided by the initial public offering price for the IPO, to Kinove Holdings in respect of the balance, which was treated as an equity contribution;

◦
repay approximately €45 million (including principal and estimated accrued interest to the repayment date) owing under our then-existing $250 million revolving credit facility (the “Previous Revolving Credit Facility”); and

◦	pay approximately €22.1 million of estimated fees relating to the New Revolving Credit Facility.

B.	Business Overview
Overview
We are a leading global producer of carbon black. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black).
We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•
Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% in 2014 measured by volume in kmt. Our estimated share of global industry specialty carbon black sales remained relatively stable in the past three years (23.0% in 2013 and 23.3% in 2012). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

•
Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network, and an estimated share of global industry sales of approximately 7% in 2014 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 16% in each of our major operating regions. Our estimated market share for this segment remained relatively stable in the past three years (7.0% in 2013 and 7.2% in 2012).

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.
Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.
We operate a modern global supply chain network comprising 13 wholly-owned production plants and one jointly-owned production plant. We are currently seeking to acquire QECC, in which Evonik has a majority interest. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.
Products and Applications
We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2014 we offered more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty carbon black products and stable margin rubber carbon black products.
We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new ozone oxidized specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we developed two new product families: PUREX® for mechanical rubber goods (MRG) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.
Specialty Carbon Black
Overview
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% measured by volume in kmt in 2014. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.
In 2014, our Specialty Carbon Black segment generated €401.3 million in revenues, 203.2 kmt in volume, €99.6 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 24.8%.The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2014, Polymer applications accounted for about 65% of our volume measured in kmt, Printing accounted for nearly 18%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.
Our Specialty Carbon Black segment generates higher margins per metric ton than our Rubber Carbon Black segment, with the highest margin per metric ton in Coatings. We believe the key driver of attractive margins in specialty carbon black is innovation supported by our Innovation Group, which works in close coordination with our customers and technical marketing support. We provide assistance to our customers through the whole value chain, including product formulation, technical support, product handling, packaging, logistics, supply chain management and final application.
We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 32% of the Specialty Carbon Black segment volume in 2014. We have been supplying most of our blue-chip customers for a period of over 30 years.
Coatings
Product and Application Portfolio
We have a broad Coatings product portfolio, which includes products used for pigmentation in pure black coatings (for example, in automotive basecoats), for conductivity and for tinting in all other coatings, as well as for paints and for light tinting in transparent coatings (for example, for metallic effects and wood glazing). The variety of our manufacturing processes allows the creation of specialty carbon black with different morphological and chemical properties, thereby giving some of our products unique characteristics. Coatings-related specialty carbon black products are manufactured in Cologne (Germany), Yeosu (South Korea) and Belpre (Ohio), as well as at the German JV in Dortmund (Germany).
The following table provides examples of our Coatings applications.

Coatings	Automotive	General Industrial	Architectural & Decorative
Applications	Automotive original equipment manufacturing Automotive refinish Automotive parts	Wood, coil and plastic coatings Protective and marine Aerospace Packaging	Architectural Decorative

Attributes	Pigmentation High jetness and blue undertone Conductivity	High-performance tinting Conductivity	Tinting

Brands	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK
Customers
We believe that the global Coatings industry consists of a few key suppliers that account for approximately half of the global Coatings capacity. However, the mid-size players are driving innovation for formulations, specific product customization and quality. We believe we have demonstrated the ability and have the application technology platform to play a substantial role in this process and to meet demanding customer requirements. The customized nature of Coatings products leads to attractive margins in the industry.
We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 48% of Coatings volume in 2014.
Polymers
Product and Application Portfolio
Polymers are the largest end-use market for specialty carbon blacks. Our Polymer portfolio is one of the broadest in the industry and, supported by an application technology platform, enables us to cover most of the product demand spectrum. Our Polymer applications products are manufactured in Cologne (Germany), Malmö (Sweden), Yeosu (South Korea), Bupyeong (South Korea), Belpre (Ohio), Borger (Texas) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).
Our Polymers portfolio is tailored to meet specific industry and customer needs. For example, potable water pipes made of polyethylene, agricultural films, cables and other articles exposed to UV radiation (sunlight) need to be protected against polymer degradation and subsequent deterioration of mechanical strength. We offer tailor-made products that not only provide efficient UV protection but also provide additional benefits, such as good processing properties and easy handling. Products offered also meet special performance criteria, including food-contact compliance and spin-fiber quality.
In addition to UV protection, our portfolio includes products from standard- to high-performance grades designed and modified to provide electrical conductivity, antistatic and reinforcing properties to many different polymer articles, including high-voltage cables, films, boxes and high pressure pipes.
Our portfolio offering targeted at fiber products and technology represents a niche growth area and provides a combination of a broad range of jetness with good filterability. Certain of our polymer products have a bluish undertone, which makes these grades especially attractive for high-performance fibers in textiles, with luxury touch and feel. Ultra clean products provide good process stability during the small and thin fiber manufacturing processes.
The following table provides examples of our polymers applications.

Polymers	Pipe	Wire & Cable	Films	Blow & Incection Molding	Fiber	Thermal Insulation	Other
Applications	Pressure pipes (water, gas) Irrigation Sewage pipes Conductive pipes/hoses	Power cables (LV to HV) Jacketing	Agricultural Packaging Geomembrane Foil Laminations	Packaging Housing Container Automotive	Textile Industrial Non-Woven	Construction	Thermosets TPE profiles Plastics
Attributes	Dispersibility UV protection Conductivity	Dispersibility UV protection Conductivity	Dispersibility UV protection Coloring	Dispersibility UV protection Conductivity	Dispersibility Coloring	IR absorption	Thixotrophy Dispersibility Coloring Reinforcing UV protection
Brands	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® HIBLACK®	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® AROSPERSE GAS BLACK	LAMP BLACK AROSPERSE	PRINTEX® AROSPERSE HIBLACK® LAMP BLACK
Customers
Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and PolyOne, for over 30 years. Our top five customers accounted for approximately 41% of Polymers volume in 2014.
Printing
Product and Application Portfolio
We have a broad Printing product portfolio with a large number of grades for different printing technologies and applications. We apply different process technologies to offer highly specialized products that meet specific requirements, including compliance with food-contact regulations and specially formulated products with different coloristic properties (such as undertone, optical density and gloss), rheological effects and dispersibility functions. Specialty carbon black products for the Printing industry are mainly manufactured in Cologne (Germany), Yeosu (South Korea), Belpre (Ohio) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).
We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2014. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.
Packaging inks require special rheology, dispersion and wetting behavior properties. For example, UV curing inks on nonporous substrates require special surface chemistry for wetting, flow, color and stability. We are recognized by our customers for our low structure, surface after-treated, post-oxidized Printing carbon black products.
The following table provides examples of our printing applications.

	Packaging			Print Media
Printing	High-end Packaging	Packaging	Display Advertising	Publication (magazines)	Special Applications	Books, Posters, Brochures	Newspaper
Applications	Liquid inks UV curing Sheetfed Screen	Liquid inks	Heatset Sheetfed Screen	Heatset Sheetfed Publication gravure	Screen Water- based gravure UV curing	Sheetfed UV curing	Water-based flexo Coldset
Attributes	Coloring Gloss Food contact regulations Wettability	Coloring	Coloring Gloss Moderate flow Wettability	Coloring Gloss Good flow Low abrasion	Coloring Gloss Moderate flow Wettability	Coloring Gloss Moderate flow Wettability	Coloring
Brands	NEROX® PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®	NEROX® HIBLACK® PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®	PRINTEX® SPECIAL BLACK	PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®
Customers
The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key players. Sourcing decisions are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun Chemical and Toyo Inks, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 76% of Printing volume in 2014.
Special Applications
The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 63% of Special Applications volume in 2014.
Distribution
We sell most of our specialty carbon black products directly to our customers and only a smaller part of our sales is made via external channel partners and distributors. External channel partners and distributors generally sell our products to smaller customers, who do not negotiate with us directly. These sales are made across all our specialty carbon black applications, including Coatings, Polymers, Printing and Special Applications.
Competition
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% measured by volume in kmt in 2014. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla were the other two large global producers of specialty carbon black with shares of global industry sales of approximately 23% and 19%, respectively, in 2014 based on volume (Source: Orion internal study). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.
Rubber Carbon Black
Overview
We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 7% in 2014 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of global industry sales is higher than our global share based on volumes. For example, we estimate that in 2014 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (16%), North America (18%), South Korea (34%), South Africa (85%) and Brazil (17%). In 2014, our largest rubber carbon black customer accounted for approximately 17% and the second largest for approximately 10.5% of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.

In 2014, our Rubber Carbon Black segment generated €917.1million in revenues, 787.7 kmt in volume, €108.0 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 11.8%. Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we have higher sales revenue from mechanical rubber goods due to higher margins on such products.
We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications.
Tires
Product and Application Portfolio
We offer a broad Tire product portfolio which includes high reinforcing grades and semi-reinforcing grades. Fine particle reinforcing grade carbon blacks are used mostly in the tread of tires. Other reinforcing grade carbon blacks are also used in different components of the tire carcass. In addition to standardized grades, we produce advanced grades tailored to meet specific customer performance requirements, such as ECORAX® grades designed to lower rolling resistance and HP grades for truck tires and high- and ultra-high-performance passenger car tires. Semi-reinforcing grade carbon blacks are used in several components of the tire carcass like sidewall and bead area. We cover the full portfolio of standard semi-reinforcing grade carbon blacks and have a portfolio of special semi-reinforcing grade carbon blacks, which fulfill special customer requirements using special production technology. These special semi-reinforcing grade carbon blacks are part of our ECORAX® product family and are already growing in the regions.
Customers
Given the highly consolidated nature of the tire industry, our top ten customers represented 70% of our tires volume in 2014. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in major global regions. We have been serving certain of our key customers, including Bridgestone, Continental, Michelin, Goodyear, Hankook and Cooper Tire, for over 20 years.
We believe that our customers value the quality, consistency and reliability of our operations and are generally reluctant to switch suppliers without due cause. In addition, because automotive tires have safety implications, tire manufacturers are often required to go through lab and extensive plant approval processes before they change their supplier of carbon black. Furthermore, our extensive pan-European, North American and pan-Asian supply chain network ensures that we are in close proximity to our core customers.
Mechanical Rubber Goods
Product and Application Portfolio
We produce a wide range of mechanical rubber goods products for a variety of end-uses, including automotive production, construction, manufacturing of wires and cables, as well as certain food and medical applications. Our MRG products can be divided into four main groups: (i) standardized ASTM furnace grades, (ii) specialized ASTM furnace grades, (iii) specialized non-ASTM furnace grades and rubber carbon blacks from special production processes lampblack (Durex O) and (iv) thermal black (N990) and gas black (CK3). In the field of special ASTM and non-ASTM blacks we offer an extensive portfolio of “PUREX®” grades. These grades are mainly used in automotive rubber parts like window sealings and hoses. These grades have an exceptionally high purity, high consistency and can be dispersed well in rubber compounds. The grades of the PUREX® family aiming at the adjustment of special requirements like smooth surface, special surface appearance of sealing systems, electrical resistance and other specific requirements. The trend towards light weight construction of cars and as a result the use of aluminum requires more attention to electrical resistivity of MRG parts. We have a diversified geographic presence with significant exposure to the European, North and South American, and Asian markets.
The following table presents examples of our mechanical rubber goods applications.

Mechanical Rubber Goods	Transportation Construction and Others		Automotive		Wire & Cable		Food & Medical
Applications	Conveyor belts Construction profiles Mechanical rubber goods	Extruded and other profiles	Damping elements Hoses Transmission belts	Molded goods with high resistance	Seals Rubber- to-metal bonding Unvulcanized sheets and adhesives	Electrically conductive and antistatic rubber goods	Profiles Tubing Hoses Sealings
Attributes	Tensile strength Tear and abrasion resistance Reinforcement	Filler loadings Compression Smooth surfaces Processibility Consistency	Processibility Injection molding and calendaring	Low hysteresis Reinforcement Processing	Scorch safety Tensile strength	Electrical conductivity or antistatic behavior	Dispersion Filler loadings
Brands	CORAX®	PUREX® DUREX® CORAX® N990	CORAX® PUREX® DUREX®	PUREX®	CK 3	PRINTEX® CORAX® PUREX®	PUREX® CORAX® N990
Customers
We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 55% of our mechanical rubber goods volume in 2014. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers, including Continental, Bridgestone, Cooper Standard, Hexpol, Hwaseung, Hutchinson, Saargummi and Trelleborg, for over 20 years.
Competition
We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 7% in 2014 measured by volume in kmt. Cabot and Birla were the largest and second largest global producers of rubber carbon black in 2014 with estimated shares of global industry sales of approximately 13% and 15%, respectively, based on our estimates.
Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2014 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (16%), North America (18%), South Korea (34%), South Africa (85%) and Brazil (17%)The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.
Procurement and Raw Materials
In 2014, raw materials accounted for 85% of our cost of sales. The main raw material used in the production of carbon black is an oil-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.
The efficient procurement of carbon black oil is an important factor in achieving optimal production costs and profitability. We employ a dedicated global carbon black oil procurement group which is fully integrated within our value chain and management team. Our carbon black oil procurement strategy entails global sourcing of carbon black oil, using proprietary optimization tools to maximize value.
We maintain close relationships with our suppliers, which include global and national oil companies, as well as independent refiners and blenders across different regions. We purchase carbon black oil from more than 30 different suppliers to limit our dependence on individual suppliers. Since the carbon black industry utilizes only a low share of total heavy fuel oil supply worldwide, we believe that the risk of raw material shortage is low. In regions where the number of suppliers is low, we have back-up plans to import carbon black oil from other regions in the event of a local carbon black oil shortage.
We purchase approximately 50% of our carbon black oil supply in the spot market and approximately 50% through a mix of short- and long-term contracts with a wide variety of suppliers. Almost all of our purchases have pricing terms that fluctuate with underlying heavy fuel oil indices which correlate with crude oil prices (93% measured by volume in kmt in 2014). In turn, the majority of our product sales provide for the pass-through of oil price fluctuations to customers.

The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of mainly three regions, namely the U.S. Gulf Coast, Rotterdam and Singapore. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand. Carbon black oil procurement is an important factor in achieving best-in-class production costs.
Production
Production Facilities
We operate a global platform of 13 wholly-owned plants (one in Germany, four in the United States, two in South Korea, and one each in Brazil, Poland, Italy, France, Sweden and South Africa) and one jointly-owned production plant in Germany. We ceased production in our Sines, (Portugal) plant in December 2013. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,200 kmt in 2014, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil and 65 kmt was in South Africa, reflecting the ceased production in Portugal, as well as the addition of a new production line in South Korea and the capacity of the German JV proportionate to our shareholding. We estimate that our average plant utilization rate was approximately 83% in 2014.
The following map provides an overview of the geographical footprint of our production network as of December 31, 2014.

Plants
Technical Center
Administration/HQ
The Americas
1 Borger, TX, USA
2 Kingwood (Houston), TX, USA (Regional HQ)
3 Orange, TX, USA
4 Belpre, OH, USA
5 Ivanhoe (New Iberia), LA, USA
6 Paulínia (São Paulo), Brazil
Europe/Middle East/Africa
7 Luxembourg (Global Corporate HQ)
8 Ambès, France
9 Frankfurt, Germany (Global HQ)
10 Cologne, Germany
11 Dortmund, Germany
12 Malmö, Sweden
13 Jaslo, Poland
14 Ravenna, Italy
15 Port Elizabeth, South Africa
Asia Pacific
16 Bupyeong (Seoul), South Korea
17 Yeosu, South Korea
18 Shanghai, China (Regional HQ)

Our Principal Production Facilities
In Germany, we operate one wholly-owned production plant located in Cologne and our German JV owns one production plant located in Dortmund. Our Cologne production site occupies a total area of approximately 380,000 square meters (“sqm”) and has a total capacity of approximately 142 kmt per annum, of which 98 kmt are currently designated for specialty carbon black products and 44 kmt for rubber carbon black products. The plant utilizes the furnace, gas and lamp black production processes, and is equipped with co-generation facilities. Our global technical innovation center is also located at our Cologne facility. Kommanditgesellschaft Deutsche Gasrußwerke GmbH & Co., our joint venture with tire manufacturers is located in Dortmund and has a total capacity of approximately 128 kmt per annum, of which 8 kmt are currently designated for specialty carbon black products and 120 kmt for rubber carbon black products. The plant utilizes the furnace and the gas black production processes. Our shareholding in the German JV amounts to 54.0% (with 50% voting rights), Continental holds 33.7%,

Pirelli 7.0%, Goodyear 3.3% and Vorwerk 1.6%. The German JV specialty production capacity is fully attributable to us, and the rubber production capacity is split between us and our German JV partners. We account for our holdings in the German JV using the equity method.
In other European countries, we have one wholly-owned production plant in each of Italy, France, Sweden and Poland. Our Ravenna (Italy) production site occupies a total area of approximately 125,000 sqm and has a total capacity of approximately 75 kmt per annum, of which 5 kmt are currently designated for specialty carbon black products and 70 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Ambès (France) production site occupies a total area of approximately 200,000 sqm and has a total capacity of approximately 50 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Malmö (Sweden) production site occupies a total area of approximately 46,000 sqm and has a total capacity of approximately 45 kmt per annum. The plant has two production lines, one designated for specialty carbon black and one for rubber carbon black. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Jaslo (Poland) production site occupies a total area of approximately 100,000 sqm and has a total capacity of approximately 40 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities.
In the United States, we have four wholly-owned production plants. Our Ivanhoe (Louisiana) production site occupies a total area of approximately 376,000 sqm and has a total capacity of approximately 122 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Borger (Texas) production site occupies a total area of approximately 688,000 sqm and has a total capacity of approximately 105 kmt per annum. In 2014 we have converted one of the rubber carbon black production lines into a specialty carbon black production line at the Borger site. The plant utilizes the furnace and the thermal black production processes, and is equipped with co-generation facilities. Our Orange (Texas) production site occupies a total area of approximately 77,000 sqm and has a total capacity of approximately 74 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Belpre (Ohio) production site occupies a total area of approximately 202,500 sqm and has a total capacity of approximately 74 kmt per annum. The plant has four production lines, only one of which is designated for rubber carbon black products. The production site utilizes the furnace black production process. Our U.S. production sites have received certain notices of violation from the EPA that could potentially affect utilization of our plants in the United States. See “—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.”
In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total capacity of approximately 55 kmt per annum, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. One of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 154,000 sqm and has a total capacity of approximately 190 kmt per annum. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process.
In other regions, we have one wholly-owned production plant in each of Brazil and South Africa. Our Paulinia (Brazil) production site occupies a total area of approximately 97,000 sqm and has a total capacity of approximately 95 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Port Elizabeth (South Africa) production site occupies a total area of approximately 127,000 sqm and has a total capacity of approximately 65 kmt per annum currently designated for rubber carbon black products. The plant has three production lines, which utilize the furnace black production process.
We are still seeking to acquire QECC, in which Evonik currently holds a majority interest. QECC is located in Qingdao (China) and has production capacity of approximately 75 kmt per annum. The plant is equipped with three production lines and its main manufacturing focus is on high-end mechanical rubber goods applications. The acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review. At present, we are unable to predict whether or when the proposed acquisition would occur or whether completion of the acquisition is probable. See “Item 3. Key Information —D. Risk Factors —Risks Related to Our Business —We may not be able to compete successfully in the industries and markets in which we operate.”
Characteristics of Production Network
Production Know-how
We produce rubber carbon black at all, and specialty carbon blacks at many of, our production sites. We have the production know-how to manufacture a wide range of specialty carbon blacks and rubber carbon blacks worldwide. We believe we are currently the only supplier with core production competencies across all leading production processes (furnace black, gas black, lamp black and thermal black). This provides us flexibility to offer a wide range of specialty carbon black and rubber carbon black products that are best suited to customers’ needs.
Flexible Specialty Carbon Black and Rubber Carbon Black Production Platform
Our existing flexible production platform allows us to convert production lines from tire carbon blacks to mechanical rubber goods and specialty carbon blacks to meet changing industry dynamics with often only minor investment. For example, we have migrated production lines from rubber carbon blacks to specialty carbon blacks at our Malmö (Sweden), Belpre (Ohio) and Borger (Texas) plants. Our flexible production platform also enables us to shift additional production capacity to higher margin carbon black products, while at the same time reducing or discontinuing less profitable product lines. We have made recent investments in strategic sites to increase the flexibility of our production platform. We have upgraded our rubber carbon black production lines for mechanical rubber goods in South Korea and Italy and added a new rubber carbon black production line in South Korea that commenced production in summer 2013.
Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. While such capacity realignments have entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity. Following an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013.
Location of Production Network
Our production sites are strategically located throughout the world in close proximity to key customer sites. This is particularly important for our rubber carbon black business, which is largely regional. Since specialty carbon black’s freight costs represent a smaller component of the final cost (relative to rubber carbon black), it is commercially viable to ship specialty carbon blacks across geographic regions from our key production sites in Germany, South Korea and the United States. Our production network also offers access to high-growth regions globally. For example, we use part of our European, South Korean and North American specialty carbon black manufacturing capacity for sales in China. If the anticipated acquisition of QECC is consummated, we expect to also have a production site located in mainland China.
Flexibility of Asset Base
We have implemented a flexible and intelligent production and supply chain network under the concept of operating all regional production sites as one large virtual plant. This allows us to shift production of specialty carbon black and rubber carbon blacks between different plants in order to optimize costs and plant utilization. In most cases, more than one plant is approved by our customers for specific products, which not only increases production flexibility but also ensures a higher supply security for customers.
Cost Improvements
We have implemented various initiatives to realize cost improvements throughout our production network, including:

•
Headcount and footprint adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel from over 1,500 employees at the time of the Acquisition to 1,342 at the end of 2014, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities, and the plant closing led to headcount reduction of approximately 35 full-time employees ("FTEs") by the end of 2014. The plant accounted for €4.4 million of depreciation, rent, repair and maintenance, external services and insurance costs in 2013. Impairment charges of €5.5 million on closure of the plant are fully reflected in our 2013 financial results. Despite these headcount reductions, the number of independent contractors that we use has remained relatively stable.

•
Energy saving and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. Our new reactor designs, higher temperature air pre-heating equipment and state-of-the-art energy recovery equipment are being installed throughout our production network.

•
Co-generation. The main by-product of the carbon black production process is a combustible exhaust gas that can be used for the generation of electricity, steam and hot water, a process which is known as co-generation. In recent years, we have increased our co-generation capabilities, and currently nine of our manufacturing sites have some form of co-generation, with analyses underway to expand co-generation to more locations.

•
Productivity improvements. We have realized certain savings relating to the implementation of high performance work teams and other productivity improvement initiatives. We link our employee bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets.

Innovation
We enjoy a long-standing reputation within the industry for carbon black product and process technology, applications knowledge, and innovation. Carbon black products are highly versatile and meet specific performance requirements across many industries. This creates significant opportunities for product and process innovation. The final properties of the carbon black product depend on the mixture of raw materials used and to a large extent on the configuration and operating conditions of the specific reactor and the further processing of the initial product in beading, drying and after-treatment steps. Minimal changes to just one of the many process parameters can result in completely different carbon black products with different properties and potential end uses. Hence, further product innovations are a key competitive factor in the industry, even after decades of R&D in this field.

We maintain multiple product applications and process development centers in Europe, Asia and the Americas. Our Innovation Group is divided into applications technology and process development teams. The applications technology team works closely with our major clients to develop innovative products and expand the applications range for carbon black products. Additional benefits of these efforts are the further strengthening of customer relationships and improved communications. Success in applications development deepens our understanding of customer and industry requirements gained through these interactions. The process development team works closely with our manufacturing and procurement teams to enhance company competitiveness. This team focuses on efforts that lead to improved production processes, improved product quality and improved cost structure.
During 2013, we integrated our technical centers in Hanau (Germany) and in Cologne (Germany) into one leading competence center located in Cologne to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 90 FTEs were employed in the Innovation Group in 2014.
Applications Technology
Our goal is to remain at the forefront of the industry in terms of product development by having dedicated applications technology facilities. Success relies on close collaboration with customers, often through long-term R&D alliances, which create superior technical interfaces. These interactions enable us to develop tailored solutions and meet unique customer requirements.
The applications technology team employs approximately 40% of our Innovation Group FTEs globally. The applications technology team can be subdivided into (i) specialty carbon black, with the majority of employees in Cologne (Germany) and some employees in the United States and Asia, and (ii) rubber carbon black, with most employees in Cologne (Germany).
Our applications technology teams bring together a deep knowledge of carbon black technology with an understanding of the key applications practiced by our customers. This team has access to extensive laboratory and testing facilities using similar formulations, processing and test methods employed by our customers. Customer collaborations often include cooperative testing with customers’ staff in our facilities. Applications technology provides a key customer and market interface and translates specific customer needs into carbon black product attributes. Product attributes are used to design and select relevant product prototypes and make specific product recommendations. This team has all the needed capabilities to develop and evaluate new products.
Applications technology plays a supporting role in the process of new product launch by providing technical data and presentations, training and support and establishment and monitoring of quality targets. This team works closely with customers to provide support during the qualification cycle, which can be long and may last over one year. This close cooperation decreases the likelihood of customer switching once a product has been approved.
Product quality test methods and applications testing are defined within the applications technology team. Methods are developed centrally and deployed worldwide to relevant production and applications laboratories to assure consistency in measurements and reporting.
Spending on Innovation, including both applications technology and process development, amounted to €10.1 million in 2013 and €13.0 million in 2014 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.
Process Development
We believe our process development capabilities represent a key competitive advantage. Product customization relies upon extensive process capabilities. Unique products and products that are difficult to replicate add value to customers’ end-products. Customers have come to rely upon a continuous improvement in product quality and performance. Process development also enables improvements in manufacturing costs and efficiencies.
Our process development department employs approximately 40% of our Innovation Group FTEs globally, most of whom are located in Cologne (Germany). Our efforts include three main areas: (i) process development focused on improving efficiency and optimization of raw materials use, (ii) specialty carbon black product development and (iii) rubber carbon black product development. Professional staff in this organization includes chemists, chemical engineers and process engineers with an understanding of critical process parameters to control carbon black manufacturing. This group also includes physicists and theoreticians who carry out computer modeling of carbon black production processes.
Pilot Plants
Process development operates special “pilot plants” which we believe are significant enablers for development efforts and provide competitive advantage. These pilot plants are small scale production facilities used for real-world trials of new carbon black grades, feedstocks and production processes. We operate two pilot plants at the Cologne site in Germany, with the main pilot plant being a 25% scale semi-

commercial sized furnace reactor line based on the standard configuration of a full production furnace line. This unit is constructed with a modular reactor set-up which provides flexibility to carry out experimental process developments. The plant is also used for the small-scale production and sale of carbon black grades that are in their initial stage of commercialization. This enables market introduction of specialty products. We also have a smaller gas black pilot plant in Cologne (Germany), which further enhances our flexibility in conducting gas black product research.
Mini-Plants and Simulations Centers
In addition to the semi-commercial pilot plants, we operate a family of “mini-plants” in Cologne (Germany). The mini-plants include a smaller furnace reactor for basic studies as well as various facilities for chemical after-treatment, granulation and drying to tailor new products to specific customer requirements, especially in the specialty carbon black area. Experiments in the pilot plants for product and process development rely on world-class expertise in process simulation. Process simulation is used to predict the outcome from planned experiments thereby limiting costly experiments, accelerating our development cycle and increasing our likelihood of success at full-scale production.
Product and Process Innovation
Product and process efforts are focused on technical targets that have specific, quantified value-creation opportunities. Global portfolio management, R&D and project management processes assure that efforts are prioritized, aligned and tracked. Intellectual property creation is also a key outcome from innovation efforts.
This approach has yielded several recent successes. For example, our Specialty Carbon Black segment developed a clean and highly dispersible carbon black for use in high-voltage power cables in response to industry requirements for increased efficiency. Our Rubber Carbon Black segment developed a carbon black with unique particle characteristics that increase wear resistance, thereby extending the life of truck tires. These product successes rely on our proprietary production processes. In addition, process improvements have been successfully deployed, creating improved efficiencies and lower costs.
Marketing, Sales and Customer Contracts
We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed approximately 222 FTEs globally in 2014.
Sales
Our Sales department is organized into two main groups: Key Account Management and Regional Sales. The Key Account Management team deals with the largest customers (approximately 50 key accounts) and has dedicated sales people by account. The Regional sales team covers all other customers (approximately 1,000 customers, of which approximately 440 are located in Europe, the Middle East and Africa, approximately 280 in the Americas and approximately 250 in Asia-Pacific). The Regional Sales force operates on a localized basis and is combined across our Specialty Carbon Black and Rubber Carbon Black segments. In addition to selling carbon black directly, we work with third-party distributors who conduct sales on our behalf.
Marketing
Marketing is organized between our two operating segments: Specialty Carbon Black and Rubber Carbon Black. The Marketing teams support the expansion of our business and its substantial and sustainable profit development. They design and implement short and mid-term marketing strategies, as well as monitor relevant market trends, gather market intelligence and identify niches for new product launches. In addition, Marketing teams are in charge of strategic and operational price setting.
Flexible Contracts
We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing through feedstock and energy cost increases to customers on a timely basis. Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts bases on price adjustment mechanisms:

•
 Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy adjustments and accounts for approximately 86% of contracts in our Rubber Carbon Black segment and approximately 41% of contracts in our Specialty Carbon Black segment, based on volume in 2014.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.
Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion of allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses, and for a discussion of their possible impact on our operating results in 2012 to 2014, see “Item 5. Operating and Financial Review and Prospects —Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.” Sales prices under non-indexed contracts (approximately 14% in the Rubber Carbon Black segment and approximately 59% in the Specialty Carbon Black segment, based on volume in kmt in 2014) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment allows us to implement price adjustments in a reasonably timely manner. However, we may not be able to maintain as effective a position in future periods. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. We no longer use financial instruments to hedge our exposure to price fluctuation, having ceased to enter into such financial instruments since 2011. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.” In addition, specific contract price adjustment details also affect the pass through of these costs.
Outbound Logistics and Distribution
Our outbound logistics and distribution function has critical importance given the high cost involved in the transportation of carbon black, in particular rubber carbon black. Each of our plants has different logistics demands based on the products manufactured and the region’s export requirements. Unlike rubber carbon blacks, which are mostly sold regionally, specialty carbon blacks are sold globally, since freight costs typically represent a smaller component of the final price. Europe and North America, which export high volumes of specialty carbon black, have complex and demanding logistics requirements. Other regions, such as South Africa, South Korea and Brazil, are relatively self-contained with the vast majority of production sold within the respective countries.
The primary method of the carbon black transportation to customers is by truck and rail. The majority of the regions use primarily trucks, with the exception of the United States, where rail transport accounts for approximately half of transportation modes. We lease our trucks and the majority of rail cars and have a variety of third-party agreements with railroad and trucking companies for the management of vehicles.
Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 90 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. In 2014, we estimate that 59% of our volume was delivered in bulk, 32% in intermediate bulk containers and 9% in bags.
Intellectual Property
We consider intellectual property development and management as a source of strategic competitive advantage. We maintain patents and trademarks on a number of our products and processes. However, we often do not patent a production method or product to avoid disclosure of business specific know-how. We proactively make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect these improvements as trade secrets. When we file a patent application, it is usually filed in the relevant countries with active competition and markets for our products. In addition to patents, a significant part of our intellectual property is our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management.
We rely on intellectual property laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We regard our patents, trade secrets and other intellectual property as valuable assets and take action when we deem it necessary to protect them. We proactively monitor competing patents and patent applications to ensure that we do not infringe the rights of other industry participants and/or challenge patent applications that may be without merit and would inhibit our ability to utilize our technology.
In connection with the separation of our business from Evonik, Evonik assigned to us its intellectual property that was exclusively used in its carbon black business, as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside of carbon black, which licenses are, subject to certain exceptions in areas adjacent to carbon black, exclusive. Accordingly, we may be restricted in leveraging our intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back license to expand our business into fields outside of carbon black. For additional information, see “Item 3. Key Information —D. Risk Factors—Legal and Regulatory Risks—We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.”
Environmental, Health and Safety Matters
Protection of humans and the environment, fair treatment of our partners and a clear alignment to the needs of customers are the essential components of our activities. Therefore, we not only comply with all applicable laws and voluntary obligations, but strive to continuously improve our performance and management systems. Our integrated global management system with established standards and processes is based on the principles of the Responsible Care, ISO 9001 Quality Management System, ISO 14001 Environmental Management

Systems, and OSHAS 18001 Safety Management Systems. All our operating sites are third-party certified by ISO 14001 and ISO 9001. The global management system outlines our processes and procedures practiced in relation to environmental protection, occupational and process safety, health protection and quality management including sustainable compliance, social accountability and product stewardship.
Our operations involve the use, processing, handling, storage and transportation of materials that are subject to numerous supranational, national and local environmental and safety laws and regulations. Our production facilities require operating permits that are subject to renewal or modification. We could incur significant costs, including fines, penalties and other sanctions, third-party claims and environmental cleanup costs, as a result of violations of or liabilities under environmental, health and safety laws and regulations or operational permits required thereunder. We believe that our operations are currently in substantial compliance with all applicable environmental, health and safety laws and regulations. Although our management systems and practices are designed to ensure compliance with laws and regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental, health and safety expenditures.
Environmental
Air Quality
One of the main environmental challenges of a carbon black plant is the management of exhaust gas from production processes. This exhaust gas contains a number of regulated pollutants, including carbon monoxide and sulfur compounds. The most common method for controlling these gases is through combustion, which produces useable energy as a by-product. Currently, nine manufacturing sites have the capability to beneficially utilize these gases through some form of energy co-generation, such as the sale or reuse of steam, gas or electricity. In addition, we are evaluating initiatives to build additional co-generation facilities.
The primary air pollutants of concern include sulfur dioxide and particulates. In order to maintain compliance with emission requirements, we utilize various desulfurization processes. We control the particulate matter by using our state-of-the-art bag filter technology.
With regard to air quality we are subject to emission control provisions at the national as well as at the EU level. The EU Directive No. 2010/75/EU on industrial emissions (“IED Directive”) entered into force on January 6, 2011. It provides for regulation on the prevention and control of pollution from industrial activities and includes rules aiming to reduce emissions into air, water, and land and to prevent the generation of waste. Starting January 2013, the EU member states had to comply with emissions limits for certain industries. Moreover, the IED Directive amended the former EU Directive 2008/1/EC on integrated pollution prevention and control (“IPPC Directive”) by defining best available techniques as binding industry standards.
Germany, for example, implemented the IED Directive by amendments to certain German statutes (among other things, the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz), the Federal Water Act (Wasserhaushaltsgesetz) and the Act on Recycling (Kreislaufwirtschaftsgesetz). With respect to new emissions thresholds and new binding industry standards, permits need to comply with these standards and will, in general, not be grandfathered.
Besides the IED Directive and its implementation, European jurisdictions in which we operate may provide for further regulations regarding emission reduction and safety technology standards that apply to our facilities (for example, the German Emissions Control Act). Therefore, under such regulations we would have to modernize our facilities regularly to meet the required standards.
In the United States, we are subject to emissions limitations under the federal Clean Air Act (“CAA”) and analogous state and local laws and regulations, which regulate the emission of air pollutants from our facilities and impose significant monitoring, record keeping and reporting requirements. In addition, these laws and regulations require us to obtain pre-approval for the construction or modification of facilities expected to produce or significantly increase air emissions and to obtain and comply with air permits that include stringent conditions on air emissions and operations. In certain cases, we may need to incur capital and operating expenditures for specific equipment or technologies to control emissions. All our U.S. facilities are required to obtain federal “Title V” permits, which are required for stationary sources classified as “major” on the basis of their emissions. Obtaining permits and approvals required for the construction, modification and operation of our facilities, or the appeal of such permits and approvals once they are issued, has the potential to delay the development of our projects. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.
Pursuant to the CAA, the EPA has developed industry-specific National Emission Standards for Hazardous Air Pollutants (“NESHAPs”) for stationary sources classified as “major” on the basis of their hazardous air pollutant emissions. Our U.S. facilities are subject to NESHAPs applicable to carbon black facilities, as well as NESHAPs applicable to industrial boilers. The NESHAPs establish emissions reduction requirements and require use of control technology requirements that meet a minimum standard and which may entail a combination of technology, processes, and techniques. These requirements are imposed through our Title V permits, and require specific monitoring, recordkeeping and reporting requirements. See “—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings” for information regarding our compliance with the CAA.
Greenhouse Gas Regulation and Emissions Trading
Our facilities also emit significant volumes of CO2. In the European Union, all our production facilities are subject to the European Emission Trading Scheme (“ETS”) for CO2 emissions. The ETS was set up in 2003 by the Directive 2003/87/EC in order to considerably reduce the output of GHGs. The directive has been implemented into German law as the Greenhouse Gas Emissions Trading Act (Treibhausgas-Emissionshandelsgesetz). Industrial sites to which the ETS applies receive a certain number of allowances to emit GHGs and must surrender one allowance for each metric ton of GHG emitted. For the third trading period that commenced in 2013, the ETS has been revised such that the EU-wide quantity of emission allowances allocated each year have been significantly reduced as compared to the average annual total quantity of allowances issued in the EU between 2008 and 2012 and no free-of-charge allocation for any electricity producing entity exists anymore.
The latest amendment regulation to ETS regime of the European Commission (Regulation (EU) No. 176/2014) postpones the auctioning of 900 million emission allowances from 2013 to 2015 to later in the third trading period, which will end in 2020 (“Backloading”). Based on that amendment, the auction volume is being reduced by 400 million allowances in 2014, by 300 million in 2015, and by 200 million in 2016. Backloading does not affect the overall volume of allowances to be auctioned in the third trading period, but only the distribution of auction volumes over the eight-year period. By Backloading, no sustained price increases in the EEA were effected.
The ETS affects carbon black manufacturers in the European Union. Carbon black production is currently listed on the Carbon Leakage List, which allows receiving the major share of needed Emission Allowances free of charge. Nevertheless, this list is reviewed regularly and Carbon Black may be removed from the Carbon Leakage List. See “Item 3. Key Information —D. Risk Factors—Legal and Regulatory Risks—Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.”
In the U.S., comprehensive climate change legislation has not yet been adopted. After determining that emissions of carbon dioxide, methane, and certain other gases endanger public health and the environment in December 2009, the EPA has regulated GHG emissions under various provisions of the Clean Air Act. The EPA adopted rules that require reporting of GHG emissions by owners and operators of facilities in certain source categories or that exceed certain GHG emissions thresholds, and our facilities are subject to this rule. Further, EPA issued the GHG “Tailoring Rule” in May 2010, to address GHG permitting requirements pursuant to its determination that GHG emissions triggered permitting requirements for stationary sources starting in January 2011, and has since continued efforts to regulate GHG emissions.
Apart from the EPA's efforts, Congress has from time to time considered legislation to reduce emissions of GHGs, but no legislation has been enacted to date. At the state level, approximately one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. There is no assurance that the current level of regulation will continue at the federal or state level in the future, or that future changes would not materially affect our operations or require material capital expenditures. The adoption of legislation or regulations that require reporting of GHGs, establish permitting thresholds based on GHG emissions or otherwise limit or impose compliance obligations for emissions of GHGs from our equipment and operations could require us to incur costs to obtain and comply with permits, reduce emissions of GHGs associated with our operations or purchase carbon offsets or allowances.
Effective January this year, South Korea commenced a GHG emissions trading scheme (the "South Korean ETS"), with the goal of achieving a 30% reduction in GHG emissions relative to the projected business-as-usual case by 2020, which is reported as approximating a 4% reduction against the 2005 level. Participation is mandatory for South Korean legal entities that emit over 125,000 tons of CO2 equivalent ("tCO2e") per annum and for workplaces that discharge over 25,000 tCO2e per annum. The South Korean ETS covers industries (including petrochemical sector), electric power producers, transportation sector, commercial properties, among others. Our South Korean operating entity is a mandatory participant in the new ETS, as our projected annual GHG emission is greater than 125,000 tCO2e. ETS participants’ aggregate GHG emissions are reported as covering more than 60% of South Korea’s annual GHG emissions.

The design concept of the South Korean ETS is similar to the EU ETS. Each participant receives an allocation of allowed emissions. If the emissions exceed the allocated allowance, then the participant is required to offset such excess emissions through various legally authorized means, such as purchasing certified credits, applying authorized offset credits and borrowing (the use of proceeding year’s allocation). A failure to offset excessive emissions will result in a monetary penalty, equaling three times the market price for the carbon credit traded at the Korean Exchange. However, the maximum penalty is set at 100,000 Korean Won (approximately €75 applying an exchange rate of 1,324.80 Korean Won per EUR as of December 31, 2014). The South Korean government’s stated target price for carbon credit is around 10,000 Korean Won (approximately €7.50). Various tools are available to the government to stabilize carbon prices at around the stated target price, including the release of reserve credits held by the government, setting the maximum emissions credit that can be held by a participant (thus facilitating the sale of excess credits) and setting price ceilings and floors. Carbon credits in January, 2015 were reported as being priced below 10,000 Korean Won per tCO2e.

The South Korean ETS will operate in three phases. Phase I covers 2015 through 2017, Phase II, 2018-20; and Phase III, 2021-26. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% of the projected emissions when operating at full capacity. We have filed an appeal with South Korea’s Environment Ministry under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. It is difficult to assess at this time our chances of success. The Environment Ministry’s decision is expected in the first quarter of 2015. If our appeal fails to lead to a higher allowance and we achieve full capacity utilization, our carbon deficit could be as much as 90,000 tCO2e in 2015. If the carbon market stabilizes at 10,000 Korean Won per tCO2e with sufficient credits for us to bridge the gap entirely by purchasing carbon credits, then the exposure would be 900 million Korean Won(approximately €0.7 million), or 4,400 Korean Won per kg of carbon blacks ("kg CB"). The allocation rate is expected to be reduced to 83.9% in 2016 and 82% in 2017, which will translate into a potential carbon deficit of 122,000 tCO2e in 2016 and 136,000 tCO2e in 2017. The potential financial impact at 10,000 Korean Won per tCO2e to acquire the required credits would be 1.2 billion Korean Won (approximately

€0.9 million or 5,966 Korean Won per kg CB) in 2016 and 1.4 billion Korean Won (approximately €1.1 million or 6,649 per kg CB Korean Won) in 2017. The maximum exposure—in the unlikely event that we are unable to offset any of the projected GHG deficit and are charged with the maximum penalty of 100,000 Korean Won per tCO2e—is 9 billion Korean Won (approximately €6.8 million or 44,001 Korean Won per kg CB).

We are taking steps to mitigate our exposure through various means, including improvements in the feedstock-to-carbon black conversion ratio, energy optimization to reduce the use of energy at our two sites and pricing the cost of GHG offsets in our offers to our customers. We are also considering taking bid positions in the Korean Exchange to acquire carbon credits at reasonable prices.

There are also ongoing discussions and regulatory initiatives in other countries in which we have facilities, including Brazil , regarding GHG emission reduction programs, but those programs have not yet been defined.
Water Quality
Our plants are net consumers of water. Most of our plants recycle a substantial amount of the water used in the manufacturing process, which is used as “quench water” in the cooling process. Water discharge from most plants consists primarily of storm-water during and after heavy rain, as well as limited wastewater from ancillary operations such as boiler blowdown and equipment washing; these discharges only take place under permitted conditions. For those plants that discharge water, the treatment generally is a settling pond system. Some facilities operate more advanced wastewater treatment systems, such as filtration and aeration systems incorporating chlorination or ozonation, depending on local requirements.
At the EU level, the European Directive No. 2000/60/EC, also known as the Water Framework Directive, aims to achieve a good qualitative and quantitative status of all water bodies by 2015. Its main goals include expanding the scope of water protection to all waters, including surface waters and groundwater, water management based on river basins, a “combined approach” of emission limit values and quality standards and streamlining legislation.
Moreover, the use of water for the manufacturing process may require permits or licenses as, for example, under the German Federal Water Act or German local laws. Permits may also be required for the discharge of wastewater into the public sewer system. Such permit or license may be revoked without compensation under certain circumstances.
In the United States, our facilities are subject to the federal Clean Water Act (“CWA”), and analogous state laws and regulations that impose restrictions on the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be in accordance with the terms of the permit issued by EPA or the analogous state agency. In addition, the CWA and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. These permits generally have a term of five years. Our facilities are subject to CWA permitting requirements, and must obtain and comply with National Pollutant Discharge Elimination System permits, which establish standards for, and require monitoring of, our discharges. We are subject to categorical pretreatment standards for the Carbon Black Manufacturing Point Source category, which, among other requirements, prohibits discharges of process wastewater pollutants to navigable water.
Contamination
As we handle chemicals that could cause water or soil contamination, we may be subject to remediation obligations under national law. Additionally, third parties may be able to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment.
In particular, the German Federal Act on Soil Protection (Bundes-Bodenschutzgesetz) requires the prevention of soil contamination by taking adequate precautions. In case of discovery of any contamination or past pollution (Altlasten) the owner, the current controlling person of the property, the polluter, its universal successor (Gesamtrechtsnachfolger) or the previous owner (if such owner transferred title to the real property after March 1, 1999 and knew or should have known of the contamination or past pollution) may be held responsible for remediation measures. Responsibility may be placed on either or several of the persons even in the absence of any fault or negligence. The competent authorities may also take remediation measures themselves and require the responsible party to bear the costs of such remediation. If several parties are responsible, they are jointly or severally liable and each party has the legal claim to reimbursement against the other parties. Such reimbursement may be contractually modified or waived among the parties.
In case of contamination of ground or surface water, the responsibility for remediation measures results from the Federal Act on Soil Protection in conjunction with the Federal Water Act and local water protection laws.
In the United States, our facilities are subject to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and similar state laws. CERCLA establishes liability for parties, including current and former site owners and operators, generators, and transporters, in connection with releases of hazardous substances. Under CERCLA, we may be subject to liability without regard to fault or the lawfulness of the disposal or other activity. Our operations involve the storage, handling, transportation and disposal of hazardous substances within the meaning of CERCLA. As a result, we may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which hazardous substances have been released into the environment. Under CERCLA and similar state laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property and groundwater, conduct natural resource damage assessments and pay compensation and penalties. RCRA is the principal federal statute regulating the generation, treatment, storage and disposal of hazardous and other wastes. RCRA and state hazardous waste regulations impose detailed operating, inspection, training and response standards and requirements for permitting, closure, remediation, financial responsibility, record keeping and reporting. Our sites have areas currently and formerly used as landfills for wastes generated by our operations. These landfills may be subject to regulation under RCRA, and certain of our facilities have been investigated and remediated under RCRA. These laws and regulations may also expose us to liability for acts that were in compliance with applicable laws at the time we performed those acts. We could incur significant costs in connection with investigation and remediation activities or claims asserted at current or former facilities or third-party sites.
Non-hazardous and Hazardous Waste
In some jurisdictions in which we operate we are subject to provisions regarding waste management and the handling and storage of hazardous substances. Those provisions may require documentation on the disposal of waste or compliance with certain safety standards (for example, as set forth in Council Directive 96/82/EC on the control of major-accident hazards involving dangerous substances, known as Seveso II Directive). The directive was implemented into German law by the 12th Ordinance under the German Emissions Control Act.
We generate hazardous waste in the form of spent solvents at our plant labs. In addition, coal tar fractions, a common raw material at some plants, are considered hazardous waste if spilled or otherwise require disposal, as are certain refractories that contain hexavalent chromium, which are generated infrequently. Certain facilities have on-site landfills permitted for the current disposal of non-hazardous solid waste.
Energy Surcharge
The German Renewable Energies Act grants above-market payments to the producers of energy generated from renewable sources. To balance these payments, an energy surcharge is imposed on the consumers of energy. Certain exemptions regarding that surcharge are provided in the EEG, in particular for energy intensive industries and self-consumption of self-produced energy.
The European Commission opened an in-depth investigation procedure in December 2013 to examine whether the reductions granted under the EEG comply with EU state aid rules.
Currently, the European Commission and the German government are working out an agreement regarding future benefits in that respect. Accordingly, the German legislator is amending the national regulations and setting up a new regime regarding energy intensive industries. It is expected that the exemption from the energy surcharge regarding electricity generated for the Company’s own consumption will be grandfathered with respect to all facilities that have been in operation before August 1, 2014.
Environmental Proceedings
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding NOV under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.
In November 2013, we began discussions with the EPA and the DOJ about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. We received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a settlement proposal presented by the Company. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.
The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at our U.S. facilities which could have a material adverse effect on our business. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. Orion would have defenses to EPA/DOJ’s allegations.
While we are currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, we note that Cabot Corporation, one of our competitors, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than we do, the aggregate amount to be incurred by us in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher which could have a material adverse effect on our business. As of January 2015, none of our US other domestic competitors have announced settlements with the government.
Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and to all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that a substantial portion of the costs we would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect or at all. See “Item 3. Key Information —D. Risk-Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.
The foregoing matters could have a material adverse effect on our operating results and cash flows for the particular period in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.
Chemical Regulations
Some jurisdictions we operate in have established regimes to regulate or control chemical products to ensure the safe manufacture, use and disposal of chemicals.
In the European Union, the Regulation on Registration, Evaluation, Authorisation of Chemicals was signed in December 2006, came into effect on June 1, 2007 and requires chemical manufacturers and importers in the European Union to register all chemicals manufactured in, or imported into the European Union in quantities of more than one ton per annum. Registration has to be made at the European Chemicals Agency (“ECHA”). The registration process requires capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by us and requires us to perform chemical safety assessments. Moreover, the import or manufacture of certain “highly hazardous chemicals” must be authorized by ECHA. Furthermore, REACh Regulation contains prohibition rules on bringing substances to the market that have been identified as substances of very high concern (“SVHC”). If necessary, raw materials or manufactured substance will be listed on the “candidate list” or on Annex XIV to the REACh Regulation which may mean a full ban or requirement for authorization to be granted by the European Commission in its discretion.
Registration of certain chemicals with ECHA has been compulsory since June 1, 2008. For pre-registered substances, three registration deadlines are applicable, depending on the tonnage of the substance. Substances manufactured or imported into the EU exceeding 1000 mt/y and specific SVHC in lower volumes had to be registered before December 1, 2010. The second period regarding substances in quantities of 100 to 1000 mt/y ended on May 31, 2013. The last deadline for substances of more than 1 mt/y will be May 31, 2018.
Further national provisions exist that apply to our business. For example, under German law, the Chemicals Act (Chemikaliengesetz) and related ordinances impose particular obligations on producers, processors, and handlers of chemical agents. We have to comply with safety obligations in this respect, particularly regarding the handling and storage of hazardous substances.
In the United States, we are subject to federal and state requirements relating to our business and products. In particular, we are subject to the California Safe Water and Toxic Enforcement Act, known as Proposition 65. Among other requirements, Proposition 65 imposes labeling and record keeping requirements. Non-compliance may result in significant penalties or fines, and future amendments to Proposition 65 could result in increased labeling or other compliance obligations applicable to our products.
We are a member of the International Carbon Black Association (the “ICBA”), which currently consists of representatives from carbon black manufacturers in Canada, Europe, the United States, South America, Asia and Africa. The ICBA seeks to address common environmental, health and safety issues, undertakes research on health implications of carbon black, and serves as the leading advocate for the industry in the regulatory and public-interest arenas. The ICBA conducts research on international environmental, health, product safety and workplace safety matters and is currently in the process of founding a regional subgroup covering Asia.
We are also a member of the European consortium for carbon black (“cb4reach Consortium”) which has pre-registered and registered carbon black and materials containing carbon black at the ECHA as required by the REACH Regulation. Besides the Company, the following companies are members of the cb4reach Consortium: Cabot Corporation, Cancarb Limited, Birla Carbon, Continental Carbon Company, Sid Richardson Carbon & Energy Company, and Imerys S.A.

Health and Safety
The health and safety of our employees and customers is one of our highest priorities. We maintain very good performance in occupational injury and illness rates. New employees and contractors working on site are given environmental, health and safety training and we keep track of environmental, health and safety matters. Employees are required to report and log incidents including near misses into the electronic EHS management system. Our sites are required to implement and report EHS leading and lagging indicators for EHS performance. Plant managers are required to track and monitor these leading and lagging indicators and take action as appropriate. Leading and lagging indicator data and incidents are reviewed by senior management on a monthly basis. A strategic safety team provides for development, implementation and auditing of safety activities and promotes safety accountability by our personnel.
Carbon black is produced under controlled conditions and has high purity levels. It therefore differs from other combustion products that may contain high concentrations of hazardous compounds. Due to its high purity, certain carbon black grades are permitted for use in cosmetics or in products in contact with food.
The International Agency for Research on Cancer (“IARC”) classifies carbon black as a Group 2B substance (known animal carcinogen, possible human carcinogen). We have communicated IARC’s classification of carbon black to our customers and employees in accordance with applicable regulatory requirements. The Permanent Senate Commission for the Investigation of Health Hazards of Chemical Compounds in the Work Area (the “MAK Commission”) of the German Research Foundation (Deutsche Forschungsgemeinschaft), which uses a different rating system, classifies carbon black as a suspect carcinogen (Category 3B). Other national and international health organizations have not rated carbon black. Any risk reclassification of our raw materials, intermediates or finished product could result in increased operating costs or affect product lines or sales.
The European Commission is in the process of concluding a definition of “nano.” According to its recommendation of October 18, 2011 (2011/696/EU), carbon black was defined as a nano-material. In a similar approach the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black as “nano-structured material.” Other countries (that is, US, Canada, etc.) are also considering implementing regulations related to raw materials in nano size. The industry is not yet impacted by these definitions but there have been regulations discussed, particularly for cosmetics applications or articles that are intended for food contact, which may impact the use of carbon black in the future. This development may significantly impact our business in a manner we cannot predict, including by increasing the costs of doing business.
South Korean Tax Assessment
A tax audit for our South Korean operations for 2011 concluded in December 2014 by way of final settlement. The South Korean tax authorities questioned among other matters the valuation assigned to our acquisition of those operations from Evonik in 2011. A different valuation would have resulted in different capital gains tax due to the authorities. We as acquirer are obliged to pay over those capital gains tax as withholding agent on behalf of Evonik. After extensive discussions - involving Evonik - a mutual assessment regarding the valuation was reached and accepted by all parties at the end of November 2014. Evonik furthermore accepted to hold us harmless and reimbursed in full our withholding tax obligation. Reimbursement in this regard was received in December which we have passed through to the South Korean tax authorities in December as well. All other matters raised during the audit were concluded as well without material impact on the Company's result of operations or cash flow and are reflected in these consolidated financial statements.
Further Regulatory Matters
We are subject to further governmental regulation from national, European Union and other international regulatory authorities concerning, among other things: product safety, export and import control regulations and other customs regulations, data protection and our competitive and marketplace conduct. We believe that we are in compliance in all material respects with these regulations. We cannot guarantee, however, that any future changes in the requirements or mode of enforcement of these laws and regulations will not have a material adverse effect on our business, financial condition, results of operations or cash flows.
On November 27, 2013, the city of Huerth (Germany) granted a permit to build a facility for child and adolescent psychiatry and psychotherapy on premises located approximately 500 meters away from our production site in Cologne (Germany). If the construction is complete and the clinic begins operation, our production plant in Cologne (Germany) may become subject to stricter regulatory requirements under German emissions laws. Therefore, we initiated expedited and regular proceedings for injunctive relief to prevent the construction of the clinic and to challenge the building permit. On April 16, 2014, the court decided by expedited decision in our favor and granted preliminary injunctive relief by ordering an immediate building freeze. On appeal, the appellate court temporarily lifted the immediate building freeze but ultimately reinstalled it in our favor. The decision on the challenge of the building permit is still pending. We were approached by the land owner to find an amicable solution and settlement discussions with him are currently ongoing and expected to be finalized in the near future.

C.	Organizational Structure
Below is a simplified diagram of the Company’s corporate structure as of December 31, 2014.

Subsidiaries
For a list of our subsidiaries see note (4) List of shareholdings to the consolidated financial statements.

D.	Property, Plants and Equipment
See “—B. Business Overview—Production—Production Facilities.”
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2014, 2013 and 2012 and should be read in conjunction with the information included under "Item 4. Information on the Company" and "Item 18. Financial Statements " Our consolidated financial statements have been prepared in accordance with IFRS.
Overview
In 2014, we generated revenue of €1,318.4 million on a volume of 990.9 kmt, Adjusted EBITDA of €207.7 million, and a loss for the period of €55.9million. Adjusted EBITDA for our Specialty Carbon Black segment was €99.6 million, and the Segment Adjusted EBITDA Margin was 24.8%. This segment accounted for 30.4%of our total revenue, 48.0% of total Adjusted EBITDA and 20.5% of our volume in kmt in 2014. Adjusted EBITDA for our Rubber Carbon Black segment was €108.0 million, and Segment Adjusted EBITDA Margin was 11.8%. This segment accounted for 69.6% of our total revenue, 52.0% of total Adjusted EBITDA and 79.5 %of our total volume in kmt in 2014.

Key Factors Affecting Our Results of Operations
We believe that the following factors have had, and will continue to have, a material effect on our results of operations and financial condition. As many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in this report under “Item 3. Key Information –D. Risk Factors” and “Note Regarding Forward-Looking Statements.”
General Economic Conditions, Cyclicality and Seasonality
Our results of operations are affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our results of operations experience a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which materially affects our results of operations. For example, we experienced a decrease in volume of approximately 15% in 2009, in the wake of the global financial and economic crisis, followed by a recovery in volume of 14.8% in 2010. As a result, our results of operations dropped sharply in the second half of 2008 and 2009, and recovered again in 2010. Since the Acquisition, our overall results improved in line with the global economic recovery and recovery in underlying industries, which varied by region.
Our business is generally not seasonal in nature, although we may experience some regional seasonal declines during holiday periods and our results of operations are generally weaker in the last three months of the year.
Drivers of Demand
Besides general global economic conditions, certain specific drivers of demand for carbon black differ among our operating segments. Specialty carbon black has a wide variety of end-uses and demand is largely driven by the development of the coatings, polymers and printing industries. Demand for specialty carbon black in the coatings and polymers industries is mainly influenced by the levels of industrialization, infrastructure, construction and car ownership. Demand for specialty carbon black in the printing industry is mainly influenced by developments in print media and packaging materials. Demand for rubber carbon black is largely driven by the development of the tire and mechanical rubber goods industries. Demand for rubber carbon black in tires is mainly influenced by the number of replacement and original equipment tires produced, which in turn is driven by (i) vehicle trends, including the number of vehicles produced and registered, and the number of miles driven, (ii) demand for high-performance tires, (iii) demand for larger vehicles, such as trucks and buses and (iv) changes in regulatory requirements. Demand for rubber carbon black in mechanical rubber goods is mainly influenced by vehicle trends, construction activity and general industrial production.
Demand in the developed West European and North American regions is mainly driven by demographic changes, customers’ high-quality requirements, stringent tire regulation standards and relatively stable tire replacement demand. Demand in emerging markets, such as China, Southeastern Asia, South America and Eastern Europe, is mainly driven by the growing middle class, rapid industrialization, new infrastructure spending and increasing car ownership trends. The growth in vehicle production in turn drives demand for both original equipment tire manufacturing and replacement tires in developing regions.
Asset Utilization
Margins in the carbon black industry, and the chemical industry generally, are strongly influenced by industry utilization. As demand for products approaches available supply, utilization rates rise, and prices and margins typically increase over time. Historically, this relationship has been highly cyclical, due to fluctuations in supply resulting from the timing of new investments in capacity and general economic conditions affecting the relative strength or weakness of demand. Generally, capacity is more likely to be added in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result, and in the past frequently have resulted, in over-capacity, which typically leads to a reduction of margins. For example, some of our customers have shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Consequently, competitors in China have added capacity at a far greater rate than demand has risen, which has resulted in pressured margins in the region. In response, producers typically reduce capacity utilization or limit further capacity additions, eventually causing the industry to be relatively undersupplied. In recent years, a systematic reduction in capacity in North America and Europe, together with increased manufacturing efficiencies, has enabled us to largely preserve margins and increase our utilization rates.
Although utilization levels can differ significantly by plant, these levels tend to be driven more by variations in demand from specific customers served by each plant rather than by general trends in the region where the plant is located. We estimate our average plant utilization rate to have been at the level of approximately 83% in 2014, approximately 80% in 2013 and approximately 82% in 2012. We have made recent investments in strategic sites to increase the flexibility of our production platform (for example, we have added a new production line in our existing facilities in South Korea, which commenced operations in summer 2013). However, following an intensive review of our European carbon black operations, we announced in December 2013 that production would cease at our Sines (Portugal) facility in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.
Efficiency Initiatives
Our results of operations are affected by our energy consumption, manufacturing costs and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources with a strong focus on feedstock yields, as well as on feedstock prices. We have developed new energy efficient reactor designs and state-of-the-art energy recovery equipment that have already been installed in many of our production sites. In recent years, we have increased our co-generation capabilities and currently nine of our manufacturing sites have some form of co-generation, transforming combustible exhaust gas, the main by-product of the carbon black production process, into electricity, steam or hot water. We are analyzing available energy recovery options for our production sites currently not equipped with co-generation facilities and plan to expand co-generation capacity of our plants in the future, if economically viable.
Since the Acquisition, we have been focusing on administrative and personnel efficiencies. We had well over 1,500 employees at the time of the Acquisition and successfully reduced headcount to 1,342 as of December 31, 2014, despite having to hire over 60 new administrative personnel required to carry out a range of functions and services previously provided by Evonik entities that were not part of the Acquisition. We also introduced high performance work teams and additionally incentivize our employees by linking their bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets. We plan to further improve efficiency of our personnel and believe that we will be able to increase sales and production volumes of our business without significant increases in headcount. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities. Termination periods of employees terminated in connection with the Sines closure had not expired by end of 2013 and led to a further headcount reduction of approximately 35 FTEs in 2014. The plant accounted for €4.4 million of depreciation, labor, rent, repair and maintenance, external services and insurance costs in 2013. Additionally, we incurred impairment charges of €5.5 million on the closure of the plant in fully reflected in our 2013 results.
Raw Material and Energy Costs
Our results of operations are affected by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2014, raw materials accounted for approximately 85% of the total manufacturing cost of the final product. Almost all of the raw material used in the production of carbon black is an oil-based feedstock known as carbon black oil, with some limited use of other materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Platts publishes spot and forward energy price assessments for the energy industry, including benchmark prices for the crude oil and petrochemical markets. We purchase approximately 50% of our carbon black oil supply on the spot market and approximately 50% through contracts. Almost all of our purchases have pricing terms that fluctuate with underlying feedstock price indices. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, price differentials (i.e., premiums or discounts on the applicable index price), freight costs and regional supply and demand. Carbon black oil procurement is an important factor in achieving best in-class production costs.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 86% in the Rubber Carbon Black segment and approximately 41% in the Specialty Carbon Black segment, based on volumes in 2014. We recently entered into an agreement with an Asia-Pacific customer that, since beginning in the second half of 2014, extended these price-adjustment mechanisms by approximately 10 percentage points of Rubber Carbon Black segment volumes that were not previously subject to such adjustment mechanisms. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. Sales prices under our non-indexed contracts (approximately 14% in the Rubber Carbon Black segment and approximately 59% in the Specialty Carbon Black segment based on volume in kmt in 2014) are reviewed regularly with a view to reflecting raw material and energy price fluctuations as overall market conditions allow. We believe that the current competitive environment generally allows us to implement price adjustments in a reasonably timely manner, although there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see "Item 3. Key Information —D.Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows."
Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010 to a peak of $127 per barrel in April 2011, and then declined to approximately $60 per barrel by the end of December 2014. We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers.We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses. Windfall gains and losses arise from the net impact on our income statement of changes in oil prices on our selling prices to customers and on our feedstock costs. This income statement impact arises in part because the rate at which we adjust our selling prices differs from the rate at which our feedstock costs change as a result of the same movement in oil price-related reference indices. In addition, specific contract price adjustment details also affect the pass through of these costs. For the years ended before 2014, we were unable to quantify the size of these windfall gains and losses. However, in light of our formula-driven price adjustment mechanisms for charges in raw material and/or energy costs, the size and direction of oil price changes in the three years reported and our general estimates, we estimate that the net effect of these gains and losses was unlikely to exceed 5% of our gross profit in any of the three years reported. In addition to windfall gains and losses, rapid and significant oil or energy price declines may require inventory devaluation. For example, in the fourth quarter of 2014, we recorded an impairment of inventories in the amount of €3.9 million as a result of the rapid decline in oil prices combined with the cancellation of a particular customer's contract.
Foreign Currency Exchange Rate Fluctuations
Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financings, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2014, 38%, 30% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.
The pricing of carbon black oil, our main raw material, is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Most of our carbon black oil purchase contracts are denominated in U.S. Dollars. Generally, an appreciation of the U.S. Dollar has a negative impact on our results of operations and Net Working Capital, because our raw material purchases in U.S. Dollars may not be fully offset by our ability to pass-through changes in raw material costs to customers and by the translation effect of our results of operations in the United States.
We manage our foreign currency exchange exposure through the use of derivative instruments to economically hedge on balance sheet foreign currency denominated receivables and payables. Effective as of January 2015, we consider the U.S. Dollar-denominated portion of our indebtedness under the Term Loan to be economically hedged by the cash flows associated with our U.S. operations. As a result, as of the beginning of 2015, we do not use derivative instruments to hedge the U.S. Dollar-denominated portion of our Term Loan. We use customary products to manage foreign exchange risk, including forward exchange contracts and currency options. We do not generally use foreign exchange hedging for expected exposure, as our expected exposure from sales is largely offset by our expected exposure from purchases.
Current and Future Environmental Regulations
Our operations are subject to extensive environmental laws and regulations, which require us to invest significant financial and technical resources to maintain compliance with applicable requirements. If environmental harm is found to have occurred as a result of our current or historical operations, we may incur significant remediation costs at current or former production facilities or third-party sites and may have to pay fines and damages. Many of our facilities have a long history of operation and have never been the subject of comprehensive environmental investigations. As a result, our environmental compliance and remediation costs could increase. Future closure and decommissioning at any one of these facilities, or of process units at these facilities, could result in significant remediation costs. For instance, many of our facilities have onsite landfills, storage tanks, wastewater treatment systems, ponds and other units that have been in use for a number of years, and we may incur significant costs when closing these units in accordance with applicable laws and regulations and when addressing related contamination of soil and groundwater. For more information about information requests made by the EPA to, and alleged violations of the U.S. Clean Air Act by, certain of our facilities located in the United States, see “Item 4. Information on the Company—B.  Business Overview—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.”
Changes to environmental regulations or laws that may affect previously unregulated aspects of our business may also require us to incur significant compliance costs. New regulations requiring further reductions of GHG and other emissions are being considered in Europe, the United States, China, Brazil and South Korea. Our carbon black operations may generate more CO2 than is permitted under current or future allocation schemes for GHG emissions, requiring us either to purchase emission credits or to modify our production processes to reduce emissions. Additionally, nano-scale materials, including carbon black, are under increased and ongoing scrutiny in multiple jurisdictions, including the European Union, and are likely to be subject to stricter regulation in the future, which may require us to incur significant costs in order to comply with new laws and requirements. Further, carbon black has been classified by certain national and international health organizations as a possible or suspected human carcinogen. A negative reclassification of carbon black by these organizations, or similar classifications of carbon black or other finished products, raw materials or intermediates by other organizations or governmental authorities could adversely affect our compliance costs, operations, sales and reputation.

Environmental considerations can also affect the industries in which we operate, including our position with respect to our competitors. For example, new tire labeling regulatory requirements globally (particularly in Europe) are expected to reduce the threat of low-cost tire imports significantly and to favorably affect demand in developed regions.
In connection with the Acquisition, Evonik agreed, subject to certain deductibles, caps, exclusions and procedural requirements, to indemnify us for certain historical environmental liabilities. See “Item 3. Key Information —D. Risk Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our Agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
Critical Accounting Policies
The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, we evaluate our estimates and application of our policies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that we believe are critical to the preparation of the consolidated financial statements are the following:
•Revenue and expense recognition;
• Goodwill;
•Inventories;
•Pension provisions;
•Deferred taxes, current income taxes;
•Derivative financial instruments;
•Hedge accounting; and
•Contingent liabilities and other financial obligations.
These critical accounting policies and other significant accounting policies exist that are discussed in note (2.5) to our audited consolidated financial statements included elsewhere in this report. See also note (7.8) to our audited consolidated financial statements for information about sensitivities of inputs used with respect to pension provisions. See also note (7.1) to our audited consolidated financial statements with respect to goodwill. In particular, with regard to the assessment of the value in use of the groups of cash generating units ("CGUs") to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.
Certain of the significant accounting policies include the use of estimates, but do not meet the definition of critical because they generally do not require estimates or judgments that are as difficult or subjective to measure. However, these policies are important to an understanding of the consolidated financial statements.
Reconciliation of Non-IFRS Financial Measures
We focus on Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA as measures of our operating performance. Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA contained in this report (except for Adjusted EBITDA, being the total of Adjusted EBITDA by segment) are unaudited and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
We calculate Contribution Margin by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We calculate Contribution Margin per Metric Ton by dividing Contribution Margin by volume measured in metric tons. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits. The following tables reconcile Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Year Ended December 31,
	2014	2013	2012
	unaudited (in € million, unless otherwise indicated)
Revenue(1)	1,318.4	1,339.6	1,397.5
Variable costs(2)	(898.7)	(943.2)	(994.8)
Contribution Margin	419.7	396.4	402.7
Volume (in kmt)	990.9	968.3	949.6
Contribution Margin per Metric Ton (in €)	423.6	409.4	424.1

(1)    Separate line item in Audited Financial Statements.
(2)    Includes costs such as raw materials, packaging, utilities and distribution.
Adjusted EBITDA (Non-IFRS Financial Measure)
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Orion strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the new and old credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance.
Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results. The following tables present a reconciliation of Adjusted EBITDA to consolidated profit or loss for each of the periods indicated:

	Year Ended December 31,
	2014	2013	2012
	(in € million)
Profit or loss for the period	(55.9)	(19.0)	(18.7)
Income taxes	17.4	7.5	8.9
Profit or loss before income taxes	(38.5)	(11.4)	(9.8)
Share of profit or loss of joint ventures	(0.5)	(0.4)	(0.4)
Finance costs, net(1)	143.3	95.6	97.9
Operating result (EBIT)	104.3	83.8	87.7
Depreciation and amortization	77.1	76.1	59.3
EBITDA	181.4	159.9	146.9
Acquisition related expenses(2)	—	—	1.6
Restructuring expenses(3)	4.1	15.1	20.4
Consulting fees related to Orion strategy(4)	4.6	12.5	12.6
Share of profit or loss of joint ventures	0.5	0.4	0.4
Expenses related to capitalized emission rights	—	2.7	4.3
Other none operating (5)	17.1	0.5	1.8
Adjusted EBITDA	207.7	191.1	188.0
Thereof Adjusted EBITDA Specialty Carbon Black	99.6	98.0	89.4
Thereof Adjusted EBITDA Rubber Carbon Black	108.0	93.2	98.6

(1)	Finance costs, net consists of Finance income and Finance costs.

(2)	Acquisition related expenses primarily include direct costs from the Acquisition of Evonik Carbon Black and the formation of Orion in 2011.

(3)	Restructuring expenses primarily include personnel-related costs for all three periods and IT-related costs in particular in connection with the roll out of our global SAP platform in 2012 and 2013.

(4)	Consulting fees related to the Orion strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.

(5)
Other non-operating include in the period ended December 31, 2014 €10.7 million of IPO-related costs as well as an impairment of inventories in EMEA totaling €3.9 million resulting from the rapid decline in oil prices combined with the cancellation of a particular customer's contract.

A.	Operating Results
2014 Compared to 2013
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2014	2013
	(in € million)
Revenue	1,318.4	1,339.6
Cost of sales	(1,017.3)	(1,070.8)
Gross profit	301.1	268.8
Selling expenses	(99.6)	(92.1)
Research and development costs	(13.0)	(10.1)
General and administrative expenses	(54.6)	(52.5)
Other operating income	4.4	8.3
Other operating expenses	(34.0)	(38.7)
Operating result (EBIT)	104.3	83.8
Finance costs, net(1)	(143.3)	(95.6)
Share of profit or loss of joint ventures	0.5	0.4
Financial result	(142.8)	(95.2)
Profit or (loss) before income taxes	(38.5)	(11.4)
Income taxes	(17.4)	(7.5)
Profit or (loss) for the period	(55.9)	(19.0)
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue decreased overall by €21.2 million, or 1.6%, from €1,339.6 million (€390.3 million in our Specialty Carbon Black segment and €949.4 million in our Rubber Carbon Black segment) in 2013 to €1,318.4 million (€401.3 million in our Specialty Carbon Black segment and €917.1 million in our Rubber Carbon Black segment) in 2014.
Revenue in our Specialty Carbon Black segment increased by €11.0 million, or 2.8%, mainly as a result of higher volumes, offset by some product mix changes. Revenue in our Rubber Carbon Black segment decreased by 3.4%, or €32.3 million compared to prior year. Despite an increased volume, offsetting effects described below resulted in lower revenues.
Volume increased by 22.6 kmt, or 2.3%, from 968.3 kmt (190.6 kmt in our Specialty Carbon Black segment and 777.7 kmt in our Rubber Carbon Black segment) in 2013 to 990.9 kmt (203.2 kmt in our Specialty Carbon Black segment and 787.7 kmt in our Rubber Carbon Black segment) in 2014, mainly as a result of a larger percentage increase in demand for specialty carbon black products in the Americas and Europe, as well as a smaller percentage increase in demand for rubber carbon black products. The increase in volume contributed an increase of revenue of 2.8%, or €37.2 million (6.4%, or €25.1 million, in our Specialty Carbon Black segment and 1.3%, or €12.2 million, in our Rubber Carbon Black segment) in 2014 compared to 2013. The volume related increase of revenue was offset by mainly by negative impacts on revenue in 2014 compared to 2013 resulting from changes in product mix of 1.6%, or €20.9 million, and oil price changes of 1.4%, or €18.6 million. Additionally some changes in base prices as well as foreign currency fluctuations reduced revenues.
Cost of Sales and Gross Profit
Cost of sales decreased by €53.5 million, or 5.0%, from €1,070.8 million (€267.5 million in our Specialty Carbon Black segment and €803.3 million in our Rubber Carbon Black segment) in 2013 to €1,017.3 million (€270.0 million in our Specialty Carbon Black segment and €747.4 million in our Rubber Carbon Black segment) in 2014. The 2.3% increase in volume in 2014 compared to 2013 resulted in an increase of cost of sales of 2.1%, or €22.6 million (5.0%, or €13.4 million, in our Specialty Carbon Black segment and 1.1%, or €9.2 million, in our Rubber Carbon Black segment) in 2014 compared to 2013. This volume related increase of cost of sales was offset mainly by changes in oil prices of 2.7%, or €29.3 million, a change in product mix of 1.5%, or 16.2 million, efficiency gains of 1.2%, or €12.7 million and changes in foreign currency rates of 0.7%, or €7.5 million.
Lower overall revenue as a result of the above mentioned impacts was more than offset by reduced cost of sales. The percentage increase in cost of sales of our Specialty Carbon Black segment (0.9%) was considerably lower than the percentage increase in revenue of that segment (2.8%), reflecting the decline in carbon black oil price and timing impacts associated with lower oil prices, a change in product mix and foreign currency related decreases. The percentage decrease in cost of sales of our Rubber Carbon Black segment (-7.0%) was distinctly higher than the percentage decrease in revenue (-3.4%) of that segment, reflecting effects of the decrease in carbon black oil prices and timing impacts associated with lower oil prices, efficiency gains, changes in product mix and foreign currency related decreases on the cost of sales of that segment.

Gross profit increased by €32.3 million, or 12.0%, from €268.8 million (€122.8 million in our Specialty Carbon Black segment and €146.1 million in our Rubber Carbon Black segment) in 2013 to €301.1 million (€131.3 million in our Specialty Carbon Black segment and €169.7 million in our Rubber Carbon Black segment) in 2014. The 2.3% increase in volume in 2014 compared to 2013 contributed an increase of gross profit of 5.4%, or €14.6 million (9.5%, or €11.7 million, in our Specialty Carbon Black segment and 2.0%, or €3.0 million, in our Rubber Carbon Black segment) in 2014 compared to 2013. The volume related increase of gross profit was accompanied by positive impacts to gross profit in 2014 compared to 2013 mainly resulting from efficiency gains and timing impacts associated with lower oil prices as well as improvements due to feedstock initiatives, offset by changes in base prices.

Selling Expenses
Selling expenses increased by €7.6 million, or 8.2%, from €92.1 million in 2013 to €99.6 million in 2014, mainly due to the increase in volume from 968.3 kmt in 2013 to 990.9 kmt in 2014 as well as investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment during 2014.
Research and Development Costs
R&D expenses rose by €2.9 million, from €10.1 million in 2013 to €13.0 million in 2014. The increase does not represent a substantive change in our research and applied technology efforts, but rather a timing of expenditures for individual development of programs.
General Administrative Expenses
General administrative expenses increased by €2.1 million, or 4.0%, from €52.5 million in 2013 to €54.6 million in 2014, due in part to annual salary cost increases and costs associated with being a public company.
Other Operating Income and Expenses
In 2014, other operating income amounted to €4.4 million and included, among other things, €1.5 million of income from valuation of derivatives and reversals of accruals of €0.6 million. Other operating expenses in 2014 amounted to €34.0 million primarily comprising IPO related expenses of €10.7 million, consulting fees related to Orion strategy of €4.6 million, restructuring related expenses of €4.1 million, impairment charges of €3.9 million resulting from the rapid decline in oil prices combined with the cancellation of a particular customer's contract and valuation of derivatives effects of €3.1 million.
In 2013, other operating income amounted to €8.3 million and included, among other things, €3.3 million of income from valuation of derivatives and currency translation effects of €1.2 million. Other operating expenses in 2013 amounted to €38.7 million primarily comprising restructuring expenses of €15.1 million (such amount reflecting an offset by the one-time effect of past service cost of €3.9 million associated with the rearrangement of our existing defined benefit plans), consulting fees related to Orion strategy of €12.5 million and currency translation and valuation of derivatives effects of €5.3 million.
For additional details on other operating income and expenses see notes (6.2) and (6.3) to the audited consolidated financial statements.
Operating Result (EBIT)
Operating result increased by €20.5 million, or 24.5%, from €83.8 million in 2013 to €104.3 million in 2014, mainly driven by our Gross Profit development offset by increased selling, research and development and general administrative expenses.
Finance Costs, Net
In connection with our refinancing and the IPO, the finance cost, net (finance income less finance cost) of fiscal year 2014 was affected by various items which are summarized in the following table:

in € million	pre IPO financing	post IPO financing	Other	Total
Regular financing activities
Interest expense	48.2	14.9	—	63.1
Release of transaction costs	2.0	1.4	—	3.4
Amortization of discount	0.9	—	—	0.9
Commitment fees	1.0	0.7	—	1.7
Interest expenses on pensions	—	—	1.6	1.6
Change of time value interest caps	—	—	2.1	2.1
Other finance related expenses (net)	—	—	2.4	2.4
Foreign currency changes (net)	9.9	—	(6.2)	3.7
Subtotal	62.0	17.0	(0.1)	79.0
One time impacts
Early redemption fees	38.1	—	—	38.1
Release of discount	16.3	—	—	16.3
OCI release of intercompany foreign currency impacts	—	—	9.9	9.9
Subtotal	54.4	0.0	9.9	64.3
Total	116.5	17.0	9.8	143.3
Substantially simultaneously with the IPO, we refinanced our then-outstanding borrowings and discharged our then-outstanding PECs. The refinancing included the Company entering into the New Credit Agreement consisting of (i) senior secured term loans of €665 million (399 million denominated in Euros and 358 million denominated in U.S. Dollars, determined based on the exchange rate at the time), having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the New Credit Agreement and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, having a final maturity in 2019 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment. In 2014, interest in the amount of €14.9 million was incurred on the Term Loans.
We used the net proceeds from the Term Loans to (i) redeem our then-outstanding Senior Secured Notes in full, in an aggregate amount of approximately €535 million (including principal, premium and accrued interest to the redemption date); this amount is net of approximately €65 million of Senior Secured Notes (including principal, premium and accrued interest) that we redeemed in May 2014. In 2014, the overall early redemption fees amounted to €38.1 million and the aggregate interest expenses on our Senior Secured Notes amounted to €31.2 million and (ii) discharge our then-outstanding PECs in full, in an aggregate amount of approximately $396 million (€294 million, based on the exchange rate at the time) (which includes principal and accrued yield to the discharge date), by (1) paying approximately $110 million (€82 million, based on the exchange rate at the time) in cash to Kinove Holdings in respect of a portion of the PECs and (2) issuing 15,885,126 new shares, equal to approximately $286 million (€212 million, based on the exchange rate at the time) divided by the initial public offering price for the IPO, to Kinove Holdings in respect of the balance, which was treated as an equity contribution. The interest expenses with respect to the PECs up to the discharge date amounted to €17.0 million.
In light of this refinancing unamortized discounts and transaction costs associated with the previous indebtedness in an aggregate amount of €16.3 million were discharged and expensed in 2014.
As part of the refinancing we also restructured our internal Orion financing. We have called to cancel a long-term intercompany loan provided to our Brazilian subsidiary which is denominated in U.S. Dollars. In connection with this cancellation, the accumulated foreign exchange impacts of the loan, which were recognized through equity in Other Comprehensive Income up to the date of termination notice, were released. Non-cash expenses in a net amount of €9.9 million have been recorded as finance expenses in 2014 without an overall impact on net equity.
In 2014, finance costs, net included finance income of €39.3 million primarily associated with exchange rate gains of €38.1 million mainly related to income from short term foreign currency hedges to offset our exposure on our U.S. Dollar-denominated financing of the Term Loan. Foreign currency losses up to the refinancing amounted to €9.9 million.
In 2013, finance costs, net were €95.6 million and included interest expense on borrowings as well as income and expenses from exchange rate differences. Finance costs, net included interest expense on our Senior Secured Notes financing €54.4 million, interest expense on the PECs €32.3 million, arrangement fees for the Previous Revolving Credit Facility in an amount of €2.3 million and the amortization of capitalized transaction costs in an amount of €5.2 million. Exchange rate losses amounted to €13.6 million.
In 2013, finance costs, net included finance income of €17.1 million primarily associated with exchange rate gains of €12.7 million related to revaluation impacts on our then outstanding U.S. Dollar-denominated financing.

Share of Profit or Loss of Associates
Share of profit or loss of associates represents the equity income from our German JV, which was comparable in 2014 and 2013.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and increased by €47.6 million, or 50.0%, from €95.2 million in 2013 to €142.8 million in 2014 reflecting the factors discussed above.
Profit or Loss for the Period before Income Taxes
Loss for the period increased by €27.1 million from €11.4 million in 2013 to €38.5 million in 2014, reflecting all the factors described above and especially the one-time effects associated with our refinancing.
Income Taxes
Income taxes amounted to €7.5 million in 2013 and €17.4 million in 2014, reflecting the mix of profit or loss of our subsidiaries across multiple jurisdictions in these periods.
In 2014, the negative effective tax rate of (45.2%) deviated from the expected group rate of 32% primarily due to losses and deductible temporary differences of €54.7 million recognized in Germany, Brazil, South Africa, and Sweden.
Non-deductible interest expenses due to local trade tax adjustments for Orion’s German entities, non-creditable withholding taxes, and other non-deductible expenses further affected the rate by (18.8%). Partially offsetting these unfavorable impacts by 7.5% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to foreign tax rate differentials, other provisions and prior year taxes.

In 2013, the negative effective tax rate of (65.9%) deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences of €26.1 million incurred in Germany, South Africa, Brazil, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for Orion’s German entities further affected the rate by (38.3%). Partially offsetting these unfavorable impacts by 21.7% were benefits from tax exempt income due to domestic production activities in the United States, as well as financing activities in Germany.

The remaining differences related to other non-deductible business expenses, foreign tax rate differentials, effects of changes in permanent differences and changes in tax rates.
Profit or Loss for the Period
Our loss for the period increased by €36.9 million from €19.0 million in 2013 to €55.9 million in 2014, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin increased by €23.3 million, or 5.9%, from €396.4 million in 2013 to €419.7 million in 2014, primarily due to increased volumes and manufacturing efficiencies.
Contribution Margin per Metric Ton increased by €14.2, or 3.5%, from €409.4 in 2013 to €423.6 in 2014 due to the increase in Contribution Margin described above.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €16.6 million, or 8.7%, from €191.1 million in 2013 to €207.7 million in 2014. This increase was primarily due to increased volumes and efficiency initiatives.
2013 Compared to 2012
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2013	2012

Revenue	1,339.6	1,397.5
Cost of sales	(1,070.8)	(1,116.0)
Gross profit	268.8	281.6
Selling expenses	(92.1)	(96.2)
Research and development costs	(10.1)	(9.5)
General and administrative expenses	(52.5)	(54.3)
Other operating income	8.3	18.5
Other operating expenses	(38.7)	(52.5)
Operating result (EBIT)	83.7	87.6
Finance costs, net(1)	(95.6)	(97.9)
Share of profit or loss of associates	0.4	0.4
Financial result	(95.2)	(97.5)
Profit or loss before income taxes	(11.4)	(9.8)
Income taxes	(7.5)	(8.9)
Profit or loss for the period	(19.0)	(18.7)

(1)    Finance costs, net consists of Finance income and Finance costs.
Revenue
Revenue decreased by €57.9 million, or 4.1%, from €1,397.5 million (€400.1 million in our Specialty Carbon Black segment and €997.5 million in our Rubber Carbon Black segment) in 2012 to €1,339.6 million (€390.3 million in our Specialty Carbon Black segment and €949.4 million in our Rubber Carbon Black segment) in 2013.
Revenue in our Specialty Carbon Black segment increased as a result of oil price changes passed through to our customers by 2.5%, or €2.3 million, as a result of both monthly and quarterly price adjustments. Revenue in our Rubber Carbon Black segment decreased by 1.0%, or €10.1 million, related to oil price changes passed through to our customers, predominately through monthly price adjustments. For additional information about our price and contract management strategy, see "Item 4. Information on the Company—B. Business Overview—Marketing, Sales and Customer Contracts—Flexible Contracts."
The percentage decrease in revenue of our Specialty Carbon Black Segment (2.4%) is lower than the percentage decrease in revenue of our Rubber Carbon Black segment (4.8%), reflecting the lower impact of the decrease in carbon black oil prices on the Specialty Carbon Black segment due to the higher margins of specialty carbon black products, lower impacts from foreign currency and base price changes as well as a higher share of volume-related revenue increase compared to the Rubber Carbon Black segment.
Volume increased by 18.7 kmt, or 2.0%, from 949.6 kmt (185.2 kmt in our Specialty Carbon Black segment and 764 kmt in our Rubber Carbon Black segment) in 2012 to 968.3 kmt (190.6 kmt in our Specialty Carbon Black segment and 777.7 kmt in our Rubber Carbon Black segment) in 2013, mainly as a result of a larger percentage increase in demand for specialty carbon black products in emerging markets in Asia and the Americas, as well as a smaller percentage increase in demand for rubber carbon black products. The increase in volume contributed an increase of revenue of 2.1%, or €29.0 million (2.9%, or €11.5 million, in our Specialty Carbon Black segment and 1.7%, or €17.5 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of revenue was offset by negative impacts to revenue in 2013 compared to 2012 resulting from changes in foreign currency rates of 3.0%, changes in product mix of 1.3%, and price changes of 1.9%, or €25.8 million.
Cost of Sales and Gross Profit
Cost of sales decreased by €45.2 million, or 4.1%, from €1,116.0 million (€274.5 million in our Specialty Carbon Black segment and €841.5 million in our Rubber Carbon Black segment) in 2012 to €1,070.8 million (€267.5 million in our Specialty Carbon Black segment and €803.3 million in our Rubber Carbon Black segment) in 2013. The 2.0% increase in volume in 2013 compared to 2012 resulted in an increase of cost of sales of 1.8%, or €20.1 million (2.0%, or €5.4 million, in our Specialty Carbon Black segment and 1.7%, or €14.7 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of cost of sales was offset by changes in foreign currency rates of 3.4%, changes in product mix of 1.4%, reduced oil prices of 0.4% and other factors resulting in a decrease of 0.7%. These other factors were offset by a €13.1 million increase in depreciation and amortization, mainly attributable to the installation of our new production line in South Korea in 2013 and our overall increased capital investments, and €5.5 million in write-offs of fixed assets related to the closure of our Sines (Portugal) plant, which ceased operations in December 2013.
Lower revenue as a result of the above mentioned impacts was offset by reduced cost of sales. The percentage decrease in cost of sales of our Specialty Carbon Black segment (2.6%) was slightly higher than the percentage decrease in revenue of that segment, reflecting the decline in carbon black oil price and foreign currency related decreases. The percentage decrease in cost of sales of our Rubber Carbon Black segment (4.5%) was slightly lower than the percentage decrease in revenue of that segment, reflecting the write-offs of fixed assets discussed above, which were attributable to the Rubber Carbon Black segment and partially offset the effects of the decrease in carbon black oil prices and foreign currency related decreases on the cost of sales of that segment.
Gross profit decreased by €12.8 million, or 4.5%, from €281.6 million (€125.6 million in our Specialty Carbon Black segment and €155.9 million in our Rubber Carbon Black segment) in 2012 to €268.8 million (€122.8 million in our Specialty Carbon Black segment and €146.1 million in our Rubber Carbon Black segment) in 2013. The 2.0% increase in volume in 2013 compared to 2012 contributed an increase of gross profit of 3.1%, or €8.8 million (4.9%, or €6.1 million, in our Specialty Carbon Black segment and 1.7%, or €2.7 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of gross profit was offset by negative impacts to gross profit in 2013 compared to 2012 resulting from changes in foreign currency rates of 1.7%, changes in product mix of 1.1% and price changes of 7.6%, or €21.4 million (most of which were base price reductions). Our gross profit increased by 3.0% due to feedstock initiatives and 2.1% due to further efficiency gains offset by a negative impact related to increased fixed cost of sales due to write-offs of fixed assets.
Selling Expenses
Selling expenses decreased by €4.1 million, of 4.3%, from €96.2 million in 2012 to €92.1 million in 2013, despite the increase in volume from 949.6 kmt in 2012 to 968.3 kmt in 2013, due to our ability to implement more efficient distribution and sales processes through headcount reduction and sourcing of alternative external logistic partners.
Research and Development Costs
R&D expenses rose by €0.6 million, or 6.3%, from €9.5 million in 2012 to €10.1 million in 2013, due to the relocation and combination of all our German innovation activities at our Cologne production site in 2013, as well as due to our increased spending on innovation projects and the hiring of new higher-skilled personnel to expand our R&D portfolio scope to include projects focused on process and quality improvements.
General Administrative Expenses
General administrative expenses decreased by €1.8 million, or 3.3%, from €54.3 million in 2012 to €52.5 million in 2013, due in part to our strong focus on cost efficiency initiatives, such as headcount reduction.
Other Operating Income and Expenses
In 2013, other operating income amounted to €8.3 million and included, among other things, €3.3 million of income from valuation of derivatives and currency translation effects of €1.2 million. Other operating expenses in 2013 amounted to €38.7 million and primarily comprised of restructuring expenses of €15.1 million (such amount reflecting an offset by the one-time effect of past service cost of €3.9 million associated with the rearrangement of our existing defined benefit plans), consulting fees related to Orion strategy of €12.5 million and currency translation and valuation of derivatives effects of €5.3 million.
In 2012, other operating income amounted to €18.5 million and included, among other things, currency translation effects of €6.0 million, income from valuation of derivatives of €4.8 million and cost allocations to Evonik in connection with the Acquisition of €2.6 million. Other operating expenses in 2012 amounted to €52.5 million and primarily comprised of restructuring expenses of €20.4 million, consulting fees related to Orion strategy of €12.6 million and currency translation and valuation of derivatives effects of €10.8 million.
For additional details on other operating income and expenses see notes 7.2 and 7.3 to the audited consolidated financial statements.
Operating Result (EBIT)
Operating result decreased by €3.9 million, or 4.4%, from €87.7 million in 2012 to €83.8 million in 2013, mainly driven by increased depreciation of €13.1 million related to cost of sales, which was offset by decreased selling expenses of €4.1 million and a net improvement of other operating income and expenses of €3.5 million discussed above.
Finance Costs, Net
Finance costs, net are comprised of interest expense on borrowings as well as income and expenses from exchange rate differences. Finance costs, net declined by €2.3 million, or 2.3%, from €97.9 million in 2012 to €95.6 million in 2013. Finance costs, net included interest expense on our Senior Secured Notes financing of €58.9 million in 2012 and €54.4 million in 2013, interest expense on the PECs of €29.2 million in 2012 and €32.3 million in 2013, arrangement fees for the Revolving Credit Facility in an amount of €2.8 million in 2012 and €2.3 million in 2013 and the amortization of capitalized transaction costs in an amount of €3.6 million in 2012 and €5.2 million in 2013. Exchange rate losses amounted to €3.9 million in 2012 and €13.6 million in 2013 and other finance expenses were €4.9 million in both 2012 and 2013.

The decrease in interest expenses on our Senior Secured Notes financing from €58.9 million in 2012 to €54.4 million in 2013 was primarily due to a voluntary redemption on June 15, 2012 of 10% of the original aggregate principal amount of Senior Secured Notes, which reduced the interest base rate following the redemption. The increase in our interest expenses on the PECs from €29.2 million in 2012 to €32.3 million in 2013 was due to the change in the terms and conditions to the loan on February 1, 2013, which increased the interest rate from 10.0% to 10.74% and also provided the Company with the advantage of providing for interest to become due and payable on a semi-annual basis rather than at maturity on July 27, 2021.
Finance costs, net in 2012 included finance income of €5.2 million associated with exchange rate gains of €3.7 million and interest income of €1.5 million. In 2013, finance costs, net included finance income of €17.1 million primarily associated with exchange rate gains of €12.7 million related to revaluation impacts on our U.S. Dollar-denominated financing.
Share of Profit or Loss of Associates
Share of profit or loss of associates represents the equity income from our German JV, which was the same in 2013 as in 2012.
Financial Result
Financial result is comprised of finance income, finance expenses and share of profit or loss of associates and decreased by €2.3 million, or 2.3%, from €97.5 million in 2012 to €95.2 million in 2013 reflecting the factors discussed above.
Profit or Loss for the Period before Income Taxes
Loss for the period increased by €1.6 million from €9.8 million in 2012 to €11.4 million in 2013, reflecting all the factors described above.
Income Taxes
Income taxes decreased by €1.4 million, or 15.7%, from €8.9 million in 2012 to €7.5 million in 2013. The decrease was mainly driven by the change in the mix of profit or loss of our subsidiaries across multiple jurisdictions resulting in a lower tax rate.
The negative effective tax rate of (65.9%) in 2013 was primarily affected by the tax effect of losses and deductible temporary differences of €26.1 million incurred in Germany, South Africa, Brazil, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for Orion’s German entities further affected the rate by (38.3%). Partially offsetting these unfavorable impacts by 21.7% were benefits from tax exempt income due to domestic production activities in the United States, as well as financing activities in Germany. The remaining differences related to other non-deductible business expenses, foreign tax rate differentials and changes in tax rates.
The negative effective tax rate of (91.0%) in 2012 was primarily due to non-deductible interest expenses resulting from local trade tax adjustments for Orion’s German entities. Non-deductible business expenses related to dividend payments in South Korea and non-creditable foreign income taxes in Germany further affected the rate by (50.6%). The effective tax rate was further affected by the tax effect of losses and deductible temporary differences of €11.7 million incurred in Portugal, Sweden and Germany. Partially offsetting these unfavorable impacts by 13.7% were benefits from tax exempt income due to domestic production activities in the United States. The remaining differences related to foreign tax rate differentials and changes in tax rates.
Profit or Loss for the Period
Our loss for the period increased by €0.3 million, or 1.6%, from €18.7 million in 2012 to €19.0 million in 2013, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin declined by €6.3 million, or 1.6%, from €402.7 million in 2012 to €396.4 million in 2013, primarily due to a decrease in base prices of certain rubber carbon black products that were not fully offset by manufacturing efficiencies and the increased volume in 2013.
Contribution Margin per Metric Ton declined by €14.7, or 3.5%, from €424.1 in 2012 to 409.4 in 2013 due to the decrease in Contribution Margin described above.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €3.1 million, or 1.6%, from €188.0 million in 2012 to €191.1 million in 2013. This increase was primarily due to cost saving efforts and initiatives.

Segment Discussion
Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment. We use segment revenue, segment gross profit, segment volume, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as measures of segment performance and profitability.
The table below presents our segment results derived from our audited consolidated financial statements for 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
	(in € million, unless otherwise indicated)
Specialty Carbon Black
Revenue	401.3	390.3	400.1
Cost of sales	(270.0)	(267.5)	(274.5)
Gross profit	131.3	122.8	125.6
Volume (kmt)(1)	203.2	190.6	185.2
Adjusted EBITDA	99.6	98.0	89.4
Adjusted EBITDA Margin (%)(2)	24.8	25.1	22.3
Rubber Carbon Black
Revenue	917.1	949.4	997.5
Cost of sales	(747.4)	(803.3)	(841.5)
Gross profit	169.7	146.1	155.9
Volume (kmt)(1)	787,7	777.7	764.4
Adjusted EBITDA	108,0	93.1	98.6
Adjusted EBITDA Margin (%)(2)	11,8	9.8	9.9
(1)    Unaudited.
    (2)    Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2014 Compared to 2013
Revenue of the Specialty Carbon Black segment increased by €11.0 million, or 2.8%, from €390.3 million in 2013 to €401.3 million in 2014, primarily due to an increase in volumes with offsetting impacts from change in product mix.
Volume of the Specialty Carbon Black segment increased by 12.6 kmt, or 6.6%, from 190.6 kmt in 2013 to 203.2 kmt in 2014, mainly as a result of an increase in demand in the Americas and, to a lesser extent, in Europe.
Gross profit of the Specialty Carbon Black segment increased by €8.5 million, or 7.0%, from €122.8 million in 2013 to €131.3 million in 2014, mainly due to higher volumes in 2014 compared to 2013.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.6 million, or 1.6%, from €98.0 million in 2013 to €99.6 million in 2014, mainly as a result of the increased volume.
2013 Compared to 2012
Revenue of the Specialty Carbon Black segment decreased by €9.8 million, or 2.4%, from €400.1 million in 2012 to €390.3 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers and changes in base prices while the impact from increased volumes was offset by a change in product mix.
Volume of the Specialty Carbon Black segment increased by 5.4 kmt, or 2.9%, from 185.2 kmt in 2012 to 190.6 kmt in 2013, mainly as a result of an increase in demand in emerging markets in Asia and the Americas.
Gross profit of the Specialty Carbon Black segment declined by €2.8 million, or 2.2%, from €125.6 million in 2012 to €122.8 million in 2013, mainly due to higher depreciation and amortization expenses in 2013 compared to 2012.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €8.6 million, or 9.6%, from €89.4 million in 2012 to €98.0 million in 2013, mainly as a result of the increased volume and associated cost efficiency measures.
Rubber Carbon Black
2014 Compared to 2013
Revenue of the Rubber Carbon Black segment decreased by €32.3 million, or 3.4%, from €949.4 million in 2013 to €917.1 million in 2014, primarily due to a decrease in carbon black oil prices passed through to our customers, a change in product mix, some base price reductions in the Americas as well as impacts from foreign currency exchange rates.
Volume of the Rubber Carbon Black segment remained relatively stable, increasing by 10.0 kmt, or 1.3%, from 777.7 kmt in 2013 to 787.7 kmt in 2014.
Gross profit of the Rubber Carbon Black segment increased by €23.6 million, or 16.2%, from €146.1 million in 2013 to €169.7 million in 2014, primarily due to the impact of manufacturing efficiency improvements as well as reduced depreciation charges in 2014 compared to 2013 reflecting the Sines (Portugal) closure by end of 2013.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €14.9 million, or 16.0%, from €93.1 million in 2013 to €108.0 million in 2014, primarily due to an increase in efficiency.
2013 Compared to 2012
Revenue of the Rubber Carbon Black segment decreased by €48.1 million, or 4.8%, from €997.5 million in 2012 to €949.4 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers, as well as some base price reductions in the Americas as well as impacts from foreign currency exchange rates.
Volume of the Rubber Carbon Black segment remained relatively stable, increasing by 13.3 kmt, or 1.7%, from 764.4 kmt in 2012 to 777.7 kmt in 2013.
Gross profit of the Rubber Carbon Black segment declined by €9.8 million, or 6.3%, from €155.9 million in 2012 to €146.1 million in 2013, primarily due to the impact of manufacturing efficiency improvements offset by base price reduction, as well as additional depreciation charges relating to the write-off of plant and equipment related to the Sines (Portugal) closure.
Adjusted EBITDA of the Rubber Carbon Black segment declined by €5.5 million, or 5.6%, from €98.6 million in 2012 to €93.1 million in 2013, primarily due to a decline in gross profit, eliminating the effect of increased depreciation and amortization.

B.	Liquidity and Capital Resources
Historical Cash Flows
The tables below present our historical cash flows derived from our audited consolidated financial statements for 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
	(in € million)
Cash flows from (used in) operating activities	172.4	190.9	177.1
Cash flows from (used in) investing activities	(64.5)	(77.2)	(71.3)
Cash flows from (used in) financing activities	(110.0)	(114.7)	(131.1)

Cash and cash equivalents at the end of the period	70.5	70.5	74.9
2014
Cash inflows from operating activities in 2014 amounted to €172.4 million and consisted of a consolidated loss for the period of €55.9 million, adjustments primarily for depreciation of €77.1 million, cash inflows from Net Working Capital of €15.6 million and the exclusion of net financing costs of €143.3 million.
Cash outflows from investing activities in 2014 amounted to €64.5 million. Total capital expenditure related primarily to preservation and overhaul projects of €40.3 million, rationalization projects of €12.3 million and €6.5 million for expansion. 46% of our capital expenditure were spent in the Americas, 39% in Europe and 15% in Asia.
Cash outflows from financing activities in 2014 amounted to €110.0 million. Cash inflows from the proceeds of our new financing of €645.7 million as well as cash inflows from interest and similar income such as gains on currency derivatives of €29.7 million were used to redeem our previous indebtedness of €622.0 million. Additional cash was spent to pay interest (€121.1 million) and to repay borrowings of certain of our subsidiaries entered into with their local financial institutions (€2.3 million). In December 2014, the company paid its first dividend in the aggregate amount of €40.0 million to its shareholders.
2013
Cash inflows from operating activities in 2013 amounted to €190.9 million and consisted of a consolidated loss for the period of €19.0 million, adjustments primarily for non-cash items of €72.2 million, cash inflows from Net Working Capital of €35.0 million and the exclusion of net financing costs of €95.6 million.
Cash outflows from investing activities in 2013 amounted to €77.2 million. Total capital expenditure in United States amounted to €26.6 million and related primarily to the completion of the implementation of a new global enterprise resource planning (ERP) system and expanding our production capabilities at our Ivanhoe (Louisiana) facility. Total capital expenditure in South Korea amounted to €13.1 million and related primarily to the addition of a new rubber carbon black production line that commenced operations in 2013. Total capital expenditure in Italy amounted to €7.3 million and related primarily to performance improvement measures in our Italian plant. The remainder related to expenditures in our other operating facilities primarily in sustaining and compliance capital projects, investments in energy recovery technology and capital spending required for process technology and production differentiation projects.
Cash outflows from financing activities in 2013 amounted to €115.0 million and primarily reflected a voluntary partial redemption of the Shareholder Loan in the amount of €43.0 million effected on February 1, 2013, a subsequent interest payment of €15.1 million on the Shareholder Loan effected on August 1, 2013, as well as our semi-annual interest payments on the Senior Secured Notes.
2012
Cash inflows from operating activities in 2012 amounted to €177.1 million and consisted of a consolidated loss for the period of €18.7 million, adjustments primarily for non-cash items of €63.8 million, cash inflows from Net Working Capital of €51.4 million and the exclusion of net financing costs of €97.9 million.
Cash outflows from investing activities in 2012 amounted to €71.3 million and primarily related to manufacturing-related investment projects, including the addition of a new rubber carbon black production line in South Korea that commenced operations in 2013, and to the implementation of a new global ERP-system.
Cash outflows from financing activities in 2012 amounted to €131.1 million and reflected a voluntary 10% redemption of our Senior Secured Notes on June 15, 2012 and a corresponding payment in an amount of €63.3 million, as well as our semi-annual interest payments on the Senior Secured Notes.
Sources of Liquidity
Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances, amounts available under our multicurrency, senior secured Revolving Credit Facility providing a line of credit of up to €115 million and to a certain extent our subsidiaries' facilities with local financial institutions. We cannot guarantee that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See "Item 3. Key Information –D. Risk Factors." In addition, there are some statutory restrictions on the ability of our subsidiaries to transfer funds to us (e.g., legislation on permitted dividend payments or currency transfers), although we believe that we have structured our treasury operations to minimize the impact of such statutory restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	As of December 31,
	2014	2013	2012
Inventories	125.3	123.2	153.5
Trade receivables	199.5	197.6	213.0
Trade payables	(105.1)	(99.5)	(98.4)

Net Working Capital	219.7	221.3	268.1
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2014 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €15 to €17 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital gradually declined from €221.3 million as of December 31, 2013 to €219.7 million as of December 31, 2014 due to a continued strong focus of our management on the optimization of Net Working Capital since the Acquisition, including our efforts to adjust inventory to the minimal required levels, shortening the time between production and shipment of product to customers, accelerating cash collections with respect to accounts receivable and extending payment terms with respect to accounts payable.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Our Capital Expenditures amounted to €71.3 million in 2012, €77.2 million in 2013 and €64.5 million in 2014. We plan to finance our Capital Expenditures with cash generated by our operating activities.
While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in summer 2013. We estimate that our maintenance Capital Expenditure requirements will be approximately €20 million to €25 million per year. We currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.
Capital Expenditures in 2014 amounted to €64.5 million and were mainly composed preservation and overhaul projects of €40.3 million, rationalization projects of €12.3 million and €6.5 million for expansions. 46% of our capital expenditures were spent in the Americas, 39% in Europe and 15% in Asia.
Capital Expenditures in 2013 amounted to €77.2 million and included €8.0 million invested in connection with the completion of the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects that have been initiated to increase production in existing facilities. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we finalized the investment in the re-configuration of our new global SAP-systems of €5.4 million to improve our ability to control and manage our business.
Capital Expenditures in 2012 amounted to €71.3 million and included approximately €16.5 million invested in the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects that have been initiated to increase production in existing facilities. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we invested significant amounts in the re-configuration of our IT-systems.

C.	Research and Development, Patents and Licenses, Etc.
See "Item 4. Information on the Company—B. Business Overview—Innovation.”

D.	Trend Information
See “Item 4. Information on the Company—B. Business Overview."

E.	Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2014.

	less than 1 year	1-3 years	3-5 years	more than 5 years	total

Long-term debt obligations(1)	41.9	86.5	90.2	716.6	935.2
Revolving Credit Facility(2)	—	—	—	—	—
Term Loan(3)	6.9	13.8	13.8	657.5	692.0
Interest expense on long-term debt(4)	35.0	72.7	76.4	59.1	243.2
Purchase commitments(5)	103.1	173.2	77.8	116.8	470.9
Operating leases	3.3	3.1	1.3	2.7	10.4
Total contractual obligations	148.3	262.8	169.3	836.1	1,416.5

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)
Represents the obligation under the Revolving Credit Facility. As of December 31, 2014, there were no cash amounts drawn under our Revolving Credit Facility and €115.0 million was available for drawing.

(3)
Represents the Term Loans and includes the outstanding principal amount of $357.2 million which has been translated at an assumed exchange rate at the maturity date of $1.2141 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Term Loan have been translated applying the same exchange rate.

(4)	Represents interest expenses related to indebtedness from our Term Loans, assuming future interest based on a forward rate assumption.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.
The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices. Although this has not been the case since the Acquisition, carbon black oil suppliers may also require additional guarantees due to the new ownership structure. As of December 31, 2014, we had one back-to-back guarantee issued by Commerzbank AG in the total amount of €0.5 million.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Board of Directors
The Company is managed by a board of directors (conseil d’administration) (the “Board of Directors”), composed of nine members serving terms of up to six years. A decision of the general meeting of shareholders without prior notice (ad nutum), may remove a director with or without cause by a simple majority of the votes validly cast. A vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise may be filled on a temporary basis by the remaining directors for a period of time not exceeding the initial term of the replaced director.
The Principal Shareholders and the ADIA Investor have entered into a shareholders’ agreement with respect to their holdings in Kinove Holdings, which provides, among other things, that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to elect certain nominees of the Principal Shareholders to the Company’s Board of Directors.
The Board of Directors is vested with broad powers to take any actions necessary or useful to fulfill the Company’s corporate purpose, with the exception of actions reserved by law or by the Articles of Association (statuts) to the general meeting of shareholders (in particular all decisions affecting the Articles of Association, such as capital increases, capital reductions, mergers and a change of the legal form of the Company). Decisions of the Board of Directors will be adopted at meetings where at least a majority of the directors are present or represented and resolutions will be adopted with the affirmative vote of a majority of the directors present or represented at such meeting. Meetings of the Board of Directors shall be convened and held in accordance with the rules of procedure of the Board of Directors and the Articles of Association.
In accordance with article 60 of the Luxembourg Company Law, the Company’s daily management and representation in connection with such daily management may be delegated to one or more members of the Board of Directors or to any other person (whether or not a shareholder), acting alone or jointly with others. The appointment, revocation and powers of such persons shall be determined by a resolution of the Board of Directors. The Company may also grant special powers by notarized proxy or private instrument. According to the Articles of Association, the Company will be bound to third parties by (i) the joint signature of any two directors or (ii) the sole signature of any person(s) to whom such signatory power has been granted by the Board of Directors. With respect to matters that constitute daily management of the Company, the Company will be bound to third parties by the joint signatures of (i) two class A daily managers, (ii) one class A daily manager and one class B daily manager or up to an amount of €50,000 two class B daily managers or (iii) any other person(s) to whom such power in relation to the daily management of the Company has been delegated in accordance with the Articles of Association.
Directors
Our Board of Directors consists of the following nine members.

Name	Age	Years in Office	Title
Dan F. Smith	68	<1	Chairman of the Board
Claus von Hermann	40	<1	Director
Paul Huck	64	<1	Director
Martin Huth	51	<1	Director
Romeo Kreinberg	64	<1	Director
Didier Miraton	56	<1	Director
Andrew Sweet	43	<1	Director
Eytan Tigay	47	<1	Director
Hans-Dietrich Winkhaus	77	<1	Director
The current term for all of our directors expires on July 28, 2020.
The following is a brief summary of the business experience of the directors.
Claus von Hermann. Mr. von Hermann is an investment advisory professional at Triton Beratungsgesellschaft GmbH. Mr. von Hermann was previously employed at the private equity firm Court Square Capital (formerly Citigroup Venture Capital) in London. He started his career in investment banking in Credit Suisse’s London and Frankfurt offices. Mr. von Hermann holds a B.Sc. in International Management (Diplom-Betriebswirt) from ESB Reutlingen and a B.A. in European Business from Dublin City University (DCU).
Paul Huck. Mr. Huck previously served for nine years as the chief financial officer and senior vice president of Air Products and Chemicals, Inc., a global $10 billion industrial gas and chemical company. Prior to this he served for ten years at Air Products and Chemicals as a vice president and corporate controller. He has served as a director of NewPage Corporation and as a member of NewPage’s audit committee since 2012. In addition, he serves on the boards of numerous charities. Mr. Huck holds a B.S. in mathematics from the United States Naval Academy and an MBA from the Johnson Graduate School of Management at Cornell University.
Martin Huth. Mr. Huth is an investment advisory professional and investment committee member of Triton Advisors Limited, a private equity firm. Prior to joining Triton in 2003 he was an investment professional at Warburg Pincus. Mr. Huth began his career at Morgan Stanley in London and Frankfurt, before joining Booz Allen Hamilton in Munich. Mr. Huth has an MBA from the Tuck School of Business Administration at Dartmouth College and a Diplôme of the Institut d’Etudes Politiques de Paris.
Romeo Kreinberg. Mr. Kreinberg has over thirty-five years of experience in executive management of public and private companies in the chemical industry. In addition, he currently serves as chairman of the board of directors of Ruetgers N.V., Rain Carbon Inc. and Befesa SRL. Throughout the course of his career, Mr. Kreinberg has served as a director of companies in the United States, Europe, Latin America, and Asia and is fluent in six languages. Mr. Kreinberg holds a degree from The National University of Architecture and City Planning in Buenos Aires.
Didier Miraton. Mr. Miraton is the chief executive officer of Almérys SA, a French information technology company operating in the health insurance data sphere. He is the former chief executive officer of the Laboratoires Pierre Fabre, a leading French pharmaceutical company. He also served as a managing partner of the Compagnie Generale des Etablissements Michelin SCA from May 11, 2007 to June 30, 2011. During his time at Michelin, Mr. Miraton also acted as president of Michelin’s worldwide Research & Technology group and was a member of the Michelin Group Executive Council. Mr. Miraton has been an independent director of Vilmorin Clause & Cie SA since November 2007. He holds a civil engineering degree from the École Nationale des Ponts-et-Chaussées.
Dan F. Smith. Mr. Smith serves as chairman of the board of Kraton Performance Polymers, Inc. He is also a director of Northern Tier Energy LLC. During the past five years, Mr. Smith served on the board of directors of Cooper Industries plc. He began his career with ARCO (Atlantic Richfield Company) in 1968 as an engineer. He was elected president of Lyondell Chemical Company in August 1994, chief executive officer in December 1996 and chairman of the board of directors in May 2007. Mr. Smith retired in December 2007 as chairman, president and chief executive officer of Lyondell Chemical Company following the acquisition of Lyondell by Basell. Mr. Smith also serves as a member of the College of Engineering Advisory Council at Lamar University. Mr. Smith is a graduate of Lamar University with a B.S. degree in chemical engineering.
Andrew Sweet. Mr. Sweet is a Managing Director of Rhône, a private equity firm, and has served in this capacity since 2004. Prior to joining Rhône, he worked in the mergers and acquisitions group of Lazard Frères & Co. LLC. Mr. Sweet has been a director of Quiksilver, Inc., listed on the NYSE, since July 2009. He serves as a director or manager of several private companies in which Rhône or its controlled funds hold interests. Mr. Sweet holds a B.A. in English and a B.A. in Asia Studies - Japan from Colgate University.
Eytan Tigay. Mr. Tigay is a Managing Director of Rhône, a private equity firm, and has served in this capacity since 2007. Previously, he served as Managing Director of Lazard Frères, which he joined in 1989. In 1997, he became a founding member of Lazard Capital Partners, and later was a Managing Principal and Managing Director of Lazard’s Corporate Partners LLC, and he also served as head of strategic planning for Lazard. He serves as a director or manager of several private companies in which Rhône or its controlled funds hold interests. Mr. Tigay received a B.A., magna cum laude, in Economics from the University of Pennsylvania.
Hans-Dietrich Winkhaus. Mr.Winkhaus previously served as Chief Executive Officer of Henkel KGaA. He served also as Chairman of the Board of Deutsche Telekom AG and Schwarz Pharma AG. He was a board member at Lufthansa AG,ERGO AG and Degussa AG.
Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age	Title
Jack Clem	61	Chief Executive Officer (“CEO”)
Charles Herlinger	59	Chief Financial Officer (“CFO”)
Erik Thiry	44	Senior Vice President—Business Development
Claudine Mollenkopf	47	Senior Vice President—Business Line Specialty Carbon Black
Lixing Min	54	Senior Vice President and General Manager—Asia Pacific Region
Jörg Krüger	51	Senior Vice President—Global Operations
Mark Leigh	45	Senior Vice President and General Manager—Americas Region and Business Line Rubber Carbon Black
Christian Eggert	41	General Counsel—Global and Head of Group Legal
Jeffrey Malenky	59	Senior Vice President—Global Human Resources
Michael Reers	46	Vice President and Group Controller
Jack Clem. Mr. Clem has been the Chief Executive Officer of Orion since July 2011, and had been the head of Evonik Degussa GmbH’s global carbon black business since August 2009. He joined Degussa in 2001 and shortly after was named CEO of their joint venture in carbon black with a U.S.-based private equity firm. He has over 35 years of experience in the performance and specialty minerals and chemicals industry. Prior to joining Degussa, he held various senior management positions in North America and Europe at J.M. Huber Corporation and started his career in engineering and plant management at Occidental Chemical Corporation. Mr. Clem holds a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in mechanical engineering from Texas Tech University.
Charles Herlinger. Mr. Herlinger has been the Chief Financial Officer of Orion since July 2011. He has considerable experience from previous public and private chief financial officer positions. Most recently, he was chief financial officer of the Almatis Group, a leading worldwide manufacturer of specialty alumina-based chemical products. Prior to that, he served as chief financial officer of Cable & Wireless plc., a London Stock Exchange listed public company. Mr. Herlinger started his career as audit manager with KPMG and spent over 15 years with Siemens in Germany and North America, where he progressed to chief financial officer of Siemens Corporation in North America. Mr.

Herlinger holds a bachelor’s degree in business administration and is qualified both as a certified public accountant in the United States and a chartered accountant in the United Kingdom.
Erik Thiry. Mr. Thiry has been the Senior Vice President—Business Development and a member of the executive management team since May 2012. He has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm. Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.
Claudine Mollenkopf. Dr. Mollenkopf has been our Senior Vice President—Business Line Specialty Carbon Black since August 2011 and prior to that served the business as vice president of mechanical rubber goods. Dr. Mollenkopf joined Evonik in 1996. She has over 20 years of experience in the chemicals industry, including various positions at Evonik, such as head of aerosil and silanes sales Europe. Ms. Mollenkopf holds a doctorate and engineering degree (EHICS) in chemistry from the University Louis Pasteur, France.
Lixing Min. Dr. Min has been our Senior Vice President and General Manager—Asia-Pacific Region since April 1, 2013. He has over 23 years of experience in the chemical industry, including positions of general management of the Asia-Pacific region for both American- and German-based chemical companies. Dr. Min holds a bachelor’s degree in chemistry from Fudan University in China and master’s and doctoral degrees in chemistry from the University of Rochester.
Jörg Krüger. Mr. Krüger has been Senior Vice President—Global Operations since September 2012. He has over 24 years of experience in the chemical industry, including a position of managing director and chief operating officer of a specialized materials company in Germany and prior to that a variety of engineering, procurement, and manufacturing roles at a major chemical and pharmaceutical corporation in Germany and the United States. Mr. Krüger holds a diploma in chemical engineering from Dortmund University, Germany.
Mark Leigh. Mr. Leigh has been Senior Vice President and General Manager—Americas Region since July 29, 2011, and joined Evonik in 1998. He has over 18 years of experience in the chemicals industry, including various positions at Evonik, such as vice president of marketing for specialty inorganics and regional sales manager in the United States. Mr. Leigh holds a bachelor’s degree in chemistry from the University of Illinois and a master’s degree in business administration from Kellogg Graduate School of Management at Northwestern University.
Christian Eggert. Dr. Eggert has been the General Counsel and Head of Group Legal since August 2012, also serving as the Chief Compliance Officer. Prior to Orion, he worked as a lawyer in private practice for more than nine years, and with two major international law firms (one as a partner) while specializing in mergers & acquisitions, restructurings and corporate law. Dr. Eggert holds a law degree from the University of Münster, a doctorate degree from the University of Jena and a master’s degree (LL.M) in comparative law from the University of Miami School of Law. He is admitted to practice law in Germany, is a member of the American Bar Association and an elected fellow of the American Bar Foundation.
Jeffrey Malenky. Mr. Malenky has been Senior Vice President—Global Human Resources since July 29, 2011 and joined Evonik in 1996. He has over 30 years of experience in human resources, including a position of vice president human resources at Evonik in the United States. Mr. Malenky holds a bachelor’s degree in liberal arts from St. Vincent College, juris doctor and master’s degree in business administration from the University of Pittsburgh. Mr. Malenky is admitted to the practice of law in the Commonwealth of Pennsylvania.
Michael Reers. Mr. Reers has been Vice President and Group Controller since September 1, 2012. He has over 17 years of experience in manufacturing and software industries, including positions of chief financial officer, corporate controller and head of finance/accounting. Mr. Reers holds a master’s degree in business administration from the University of Münster.

B.	Compensation
Executive Compensation
For 2014, our current Executive Officers, each of whom is named in the table above under “Senior Management,” received total aggregate compensation of €4.7 million which included base salary, annual cash bonus, other benefits, and amounts set aside or accrued to provide pension, retirement or similar benefits of €0.4 million. In determining the foregoing aggregate amounts, compensation amounts paid to certain of our Executive Officers in currencies other than the Euro were converted using the average conversion rate from the applicable currency to the Euro over 2014.

C.	Board Practices
See “—A. Directors and Senior Management.”
Audit Committee
Messrs. Huck, Winkhaus and Kreinberg serve on our Audit Committee, chaired by Mr. Huck. All members of our Audit Committee qualify as independent under the listing rules of the NYSE and SEC Rule 10A-3 under the Exchange Act. Each independent member of our Audit Committee is financially literate, and Mr. Huck is an “audit committee financial expert” as used in Item 407 of SEC Regulation S-K. Our Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor and resolving any disagreements between management and our independent auditor regarding financial reporting;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing the overall audit plan with the independent auditor and members of our management;

•
reviewing and discussing with management and the independent auditor our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	reviewing guidelines and policies regarding the Company’s exposure to risk;

•	reviewing related party transactions for potential conflicts of interest and determining whether to approve such transactions; and

•	reviewing quarterly earnings releases.
 Compensation Committee
Messrs. Smith, Tigay, Miraton and Huth serve on our Compensation Committee, chaired by Mr. Smith. Messrs. Smith, Miraton and Huth qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Board of Directors will change the membership of the Compensation Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date. Our Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	reviewing and approving any new equity compensation plan or any material change to an existing plan where shareholder approval has not been obtained; and

•	reviewing and making recommendations to the Board of Directors with respect to the compensation of its members.
Nominating and Governance Committee
Messrs. Smith, Sweet and von Hermann serve on our Nominating and Governance Committee, chaired by Mr. Smith. Messrs. Smith and von Hermann qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Board of Directors will change the membership of the Nominating and Governance Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date. Our Nominating and Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our Board of Directors and its committees;

•	recommending potential nominees for election to the Board of Directors;

•	identifying directors qualified to fill vacancies on any committee of the Board of Directors;

•	developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;

•	reviewing proposed waivers and amendments of the code of conduct;

•	overseeing the process of evaluating the performance of our Board of Directors; and

•	advising our Board of Directors on corporate governance matters.

None of our directors are party to service contracts with the Company or any of its subsidiaries that would provide for benefits upon termination of employment.

D.	Employees
As of December 31, 2014, we had 1,342 employees and approximately 177 contractors in our wholly-owned entities.
The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures. We have changed our allocations employees and contractors to various activities in some instances for transparency reasons.

	As of December 31,
	2014	2013	2012
By Activity
Production	1,000	1,081	1,134
Sales and marketing	231	233	242
General and administration	206	214	229
Research and development	82	80	86

Total	1,519	1,608	1,691
Contractors	177	203	197
Internal Employees	1,342	1,405	1,494

By Country
Germany	511	533	572
The rest of Europe/Middle East	235	288	317
North America	320	313	323
South Korea	286	295	295
China	28	20	15
South Africa	59	88	92
Brazil	64	59	58
The rest of Asia-Pacific	4	3	8
Japan	12	9	11

Total	1,519	1,608	1,691
Contractors	177	203	197
Internal Employees	1,342	1,405	1,494
Labor Relations
We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004 when strikes occurred at the Ambès (France) plant in connection with salary negotiations.
Our employees in Germany and certain other countries are represented by workers’ councils in accordance with local law and practices, which provide workers’ councils with participation and information rights. Certain of our employees are organized in trade unions. Membership of trade unions varies in accordance with the business area, local practice and country in which we operate. We have entered into collective bargaining agreements with trade unions either directly or as members of employer organizations. These agreements typically govern, among other things, terms and conditions of employment and reflect the prevailing practices in each country. We believe we have stable relations with our employees and voluntary turnover has been low in recent years.
The Company finalized negotiations with the Korean labor unions that represent our unionized employees in connection with a recent Korean Supreme Court decision in December 2013 pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances should be included in ordinary wages, which form the basis for setting the overtime allowances. Our negotiations with the unions led to a settlement on the ordinary wage matter without material impact on the Company’s results of operations or cash flows and is reflected in our audited financial statements for the year ended December 31, 2014 included in this report.

E.	Share Ownership
To our knowledge, the total number of common shares of the Company owned by our directors and executive officers as of December 31, 2014 was 2,255,488 which represents 3.8% of our issued and outstanding shares. These shares are held through our directors' and officers' indirect ownership interest in Luxco Coinvest (as described below). The following table provides information regarding share ownership by our officers and directors.

Directors:	Number of Common Shares Held	Percentage of Common Shares Outstanding
Directors collectively (9 persons)(1)	300,000	*

Executive Officers:
Jack Clem	612,500	1.03%
Christian Eggert	*	*
Charles Herlinger	612,500	1.03%
Jörg Krüger	*	*
Mark Leigh	*	*
Jeffrey Malenky	*	*
Lixing Min	*	*
Claudine Mollenkopf	*	*
Michael Reers	*	*
Erik Thiry	*	*
Executive Officers collectively (10 persons)	1,955,487	3.28%
* Represents beneficial ownership of less than one percent (1%) of our outstanding equity interests.
(1) Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of interests in Luxco Coinvest.
Equity Plans
Co-Investment Program
In January 2012, we adopted a management co-investment program for certain of our senior personnel, including our Executive Officers and Directors, to enable them to acquire an indirect ownership interest in the Company. Co-investors hold interests in Luxco Coinvest, a shareholder of the Company. See "Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions."
2014 Omnibus Incentive Compensation Plan
Types of Awards. The 2014 Plan provides for the grant of stock options (both stock options intended to be incentive stock options under Sections 421 or 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options), stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights, performance-based stock awards and other stock-based awards (collectively, “stock awards”) based on our common shares, as well as the grant of cash awards.
Eligibility and Administration. Current employees or consultants of Orion or, solely with respect to their final year of service, former employees, will be eligible for awards under the 2014 Plan. The 2014 Plan generally is administered by our Compensation Committee (or its delegates). The Compensation Committee (or its delegates) determines the persons who will receive awards under the 2014 Plan, the time when awards will be granted, the terms of such awards and the number of common shares, if any, which will be subject to the awards. The Board of Directors, in its sole discretion, also may grant awards or administer the 2014 Plan.
Authorized Shares. If any award that is granted under the 2014 Plan is forfeited, expires or is settled for cash, then the shares covered by such forfeited, expired or settled award will again become available to be delivered pursuant to awards granted under the 2014 Plan. In the event that tax withholding obligations from an award granted under the 2014 Plan (other than a stock option or stock appreciation right) are satisfied by the withholding or tendering of common shares, the shares so withheld or tendered will be added back to the shares available for issuance under the 2014 Plan. In the case of an acquisition, any common shares issued in connection with awards that are assumed, converted or substituted as a result of our acquisition of another company will not count against the number of shares that may be issued under the 2014 Plan.
Adjustments. In connection with stock splits, extraordinary dividends, stock dividends, recapitalizations and certain other events affecting our common shares, the Compensation Committee (or its delegates) will make adjustments as it deems appropriate in the number of shares available for issuance under the 2014 Plan, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued under the 2014 Plan and the exercise price of all outstanding stock awards, if applicable.
Amendment and Termination. The 2014 Plan has a term of ten years. The Board may from time to time suspend, discontinue, revise or amend the 2014 Plan. Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency.
2014 Non-Employee Director Compensation Plan
The terms of the 2014 Director Plan are substantially similar to those of the 2014 Plan, except for the following key differences: (1) only non-employee directors are permitted to participate in the 2014 Director Plan; (2) incentive stock options may not be granted to non-employee directors; (3) cash-based awards may include retainers or meeting-based fees; and (4) award grants will be limited by the aggregate amount of non-employee director compensation approved by the general meeting of the shareholders on an annual basis in accordance with Luxembourg law.
Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table shows the ownership of the Company’s common shares (or share capital) by Kinove Holdings and Luxco Coinvest, as the direct owners, and by the Principal Shareholders, the ADIA Investor and the Management Investors, through their respective indirect ownership interests in Kinove Holdings or Luxco Coinvest, as applicable. The following table also provides this ownership information for our directors and executive officers. The following tables are presented as of February 13, 2015.

Direct Owners	Number	Percent
Kinove Holdings	34,156,282	52.27%
Luxco Coinvest(1)	5,978,844	10.03%
Public Shareholders	19,500,000	32.70%
Total	59,635,126	100.00%

Indirect Owners	Number	Percent
Rhône Investors(2)	16,345,355	27.41%
Triton Investors(3)	16,345,355	27.41%
ADIA Investor(4)	3,997,800	6.70%
Management Investors (collectively)(5)	3,446,616	5.78%
Total	40,435,127	67.80%

Totals may not sum due to rounding.

(1)	Includes 5.78% attributable to shares of Luxco Coinvest held by the Management Investors and 4.25% attributable to shares of Luxco Coinvest held by Kinove Holdings.

(2)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(3)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(4)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(5)
Reflects pro rata indirect interest in the Company’s common shares. Members of the Company's management (The "Management Investors") hold no common shares of the Company but do, as a result of participation in the CIP, hold a 5.78% indirect economic interest in us through ownership of shares in Luxco Coinvest. While the Management Investors collectively hold approximately 57.6% of the shares in Luxco Coinvest, the business and affairs of Luxco Coinvest are managed by Kinove Holdings, which also holds the remainder of its shares. Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of interests in Luxco Coinvest. For the purpose of this table, references to the Management Investors and their indirect share ownership include these two directors and their indirect share ownership.

Each common share carries one vote. As of March 4, 2015, there were three holders of record of our common shares of which only one has a U.S. mailing address – CEDE & Co., a nominee company, which held approximately 32.70% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
B. Related Party Transactions
On July 25, 2014 Orion discharged its fully subordinated shareholder loan issued in form of PECs to Kinove Holdings. In 2014 effective interest expenses of EUR 17,907k (prior year EUR 32,305k) were recognized. Accrued yields of EUR 14,954k for period August 1, 2013 until January 31, 2014 were paid on February 3, 2014. Yields of EUR 14,301k up to discharge date were paid as part of a cash settlement of USD 110m on July 25, 2014. Of the remaining amount of B PECS after this payment (USD 285.9 m), EUR 15.9m was contributed into subscribed capital and the remaining EUR 196.4m was treated as an equity contribution. We refer to section (7.11(c)) for further details.
As of December 31, 2014 all liabilities to our shareholders were discharged. The nominal liability at prior year amounted to EUR 285,410k.
Orion received advisory services from certain entities of the Principal Shareholders up to July 25th, 2014 under a consulting and support agreement. No amounts were payable as of December 31, 2014. An amount of EUR 1,595k, EUR 3,210k and EUR 3,149k was recognized as an expense for the years ended December 31, 2014, 2013 and 2012, respectively for such services. The consulting and support agreement has been terminated in connection with the initial public offering.
With the exception of the above mentioned yield on PECs, all transactions with related parties were concluded at arm’s length.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of Orion directly or indirectly and their close family members.
Since the beginning of 2012, certain members of the administrative board, corporate management and senior management (the "co-invested managers”) have acquired shares on the basis of a co-investment program (the “CIP”) of Luxco Coinvest which holds 10% of the shares in the Company.
The CIP qualifies as an equity settled share-based payment plan because the terms and conditions under which the co-invested managers acquired the shares include defined lock-up periods and neither the Company nor any other Orion entity have an obligation to settle the share-based payment.
As at December 31, 2014, the co-invested managers indirectly held 8% of the shares in the Company. The co-invested managers acquired 4.2% of the shares in the beginning of 2012, 1.8% in the second half of 2012 and 2.0% in the second half of 2013. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in the Company as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Consequentially, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Remuneration paid to corporate management and other members of management amounted to €4.6 million in 2014 and except for contributions into pension scheme benefits comprised short-term benefits. For detailed information regarding compensation, including social security costs, pension expenses and other personnel see note (9.4) Related parties to the consolidated financial statements.

Related Party Transaction Approval Policy
Our Board of Directors has implemented a written related party transaction approval policy pursuant to which an independent committee which may be a standing or ad hoc committee of our Board of Directors reviews and approves or takes such other action as it may deem appropriate with respect to the following transactions:

•
a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% shareholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;

•	any material amendment, modification or extension of the registration rights agreement to be entered into with Kinove Holdings; and

•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.
This policy sets forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of our involvement in the transaction, whether we have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.
To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy also provides that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of our directors or executive officers, if approved by the applicable committee of the Board of Directors;

•	the indemnification and advancement of expenses pursuant to our articles of association or an indemnification agreement; and

•	transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.
If our Board of Directors appoints an ad hoc independent committee to review and take action with regard to any one or more related party transactions, the committee will be comprised of at least three independent directors. If at the applicable time our Board of Directors has designated an independent director as its “lead director,” he or she will be a member and the chairperson of the independent committee. A director on any committee considering a related party transaction who has an interest in the transaction will not participate in the consideration of that transaction unless requested by the chairperson of the committee.
Other Transactions
In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.	Interest of Experts and Counsel
Not applicable.
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements ” and our audited consolidated financial statement beginning on page F-1.
Legal Proceedings
We become involved from time to time in various claims and lawsuits arising in the ordinary course of our business, such as employment related claims and asbestos litigation, against some of which we have limited indemnification from Evonik under the agreements relating to the Acquisition. Some matters involve claims for large amounts of damages as well as other relief. In addition, legal proceedings may result from the EPA’s enforcement initiative under Sections 114 and 113a of the Clean Air Act. For further information see “Item 4. Information on the Company—B. Business Overview—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.” We believe, based on currently available information, that the results of the proceedings referenced above, in the aggregate, will not have a material adverse effect on our financial condition, but may be material to our operating results and cash flow for any particular period when the relevant costs are incurred. We note that the outcome of legal proceedings is inherently uncertain, and we offer no assurances as to the outcome of any of these matters or their effect on the Company.

Dividend Policy
In accordance with the Luxembourg Company Law, the general meeting of shareholders has the power to make a resolution on the payment of dividends upon the recommendation of the Board of Directors. In deciding whether to recommend any future dividend, the Board of Directors would take into account any legal or contractual limitation, our actual and anticipated future earnings, cash flows, debt service and capital requirements, our business plans and such other matters as the Board of Directors believes appropriate, in its discretion. Generally, any dividend approved by a general meeting of shareholders would be paid out shortly after the meeting.
Our ability to pay dividends depends on the existence of legally distributable amounts, which include available profit, distributable reserves and share premium, as determined in accordance with the Luxembourg Company Law and on the basis of the Company’s unconsolidated balance sheet. In order to determine the distributable amounts, the financial profit or loss for the relevant financial period must be adjusted by the profit/loss carried forward from the previous financial years as well as any withdrawals or contributions made to the distributable reserves and share premium. Certain reserves must be established by law (e.g., the Company’s legal reserve, equal to 10% of the Company’s share capital or, in the case of a buy back of its own shares by the Company, a reserve equal to the value of the shares bought back) and deducted when calculating the amount available for distribution. Because the Company is a holding company, it does not generate any distributable profits of its own and is dependent on the transfer of distributable profits by its operating subsidiaries.
On December 5, 2014, our board of directors declared an interim dividend of €0.67 per common share, equivalent to a total distribution of €40 million. The dividend was paid on December 22, 2014. Luxembourg withholding tax at a rate of 15% was deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

B.	Significant Changes
Except as otherwise disclosed in this report, there has been no undisclosed significant change since the date of the annual financial statements.
Item 9. The Offer and Listing

A.	Offer and Listing Details
The Company’s common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “OEC.” Trading on the NYSE began on July 25, 2014. As of March 4, 2015, a total of 59,635,126 common shares were registered in the Company’s shareholder register.
On March 4, 2015, the closing price for the Company’s common shares reported by the NYSE was $16.68.
The following tables set forth, for the periods indicated, the high and low of quoted closing prices for the Company’s common shares as reported by the NYSE.

	Price per Common Share
Since Listing	High	Low
July 2014	$18.37	$16.94
August 2014	$17.87	$15.87
September 2014	$18.40	$17.01
October 2014	$17.66	$12.60
November 2014	$16.95	$14.77
December 2014	$18.09	$15.91
January 2015	$15.88	$17.64
February 2015	$15.79	$17.43

B.	Plan of Distribution
Not applicable.

C.	Markets
See “—A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Information relating to our Articles of Association is incorporated by reference to the Registration Statement on Form F-1 (File No. 333-196593), as filed with the SEC on July 21, 2014.

C.	Material Contracts
Registration Rights Agreement
We are party to a registration rights agreement with Kinove Holdings and Luxco Conivest, pursuant to which Kinove Holdings is able to require us, subject to certain limitations, to file one or more registration statements with the SEC covering the public resale of common shares beneficially owned by Kinove Holdings. Luxco Coinvest will be able to join registrations pursuant to a demand made by Kinove Holdings. In addition, we are obligated to file a shelf registration statement, upon any request made by Kinove Holdings subsequent to the date that is one year from the date of the registration rights agreement (or, if earlier, the date on which we become eligible to use Form F-3 for the registration of securities).
Kinove Holdings and Luxco Coinvest have certain “piggyback” registration rights, pursuant to which they are entitled to register the resale of common shares alongside any offering of securities that we may undertake. We will be responsible for the expenses associated with any sale under the agreement by Kinove Holdings or Luxco Coinvest, except for underwriting discounts, selling commissions and transfer taxes applicable to such sale. The registration rights are transferable by Kinove Holdings. The registration rights agreement will terminate at such time as no registrable common shares remain outstanding.

New Credit Agreement
We are party to the New Credit Agreement with, among others, Goldman Sachs Bank USA, as administrative agent, Goldman Sachs Bank USA and UBS Securities LLC, as joint global coordinators and joint bookrunners, Barclays Capital, J.P. Morgan Limited, J.P. Morgan Chase Bank, N.A., and Morgan Stanley Bank, N.A. as joint bookrunners and DZ Bank AG, Fifth Third Bank, HSBC Bank N.A. and Mediobanca S.p.A as mandated lead arrangers. The borrowers under the New Credit Agreement are be Orion Engineered Carbons GmbH and a U.S. subsidiary, which are indirect subsidiaries of the Company.
The New Credit Agreement consists of (i) senior secured term loans of €665 million (399 million denominated in Euros and 358 million denominated in U.S. Dollars, determined based on the exchange rate at the time), having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the New Credit Agreement and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, having a final maturity in 2019 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment.
Borrowings under the New Credit Agreement accrue interest, at our option, at a rate equal to the applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) the LIBOR rate for the interest period relevant to such borrowing. The applicable margins are subject to step-down upon the achievement of specified first lien net leverage ratios, subject, in the case of the Term Loans, to specified base-rate and LIBOR floors. In addition, we are required to pay a commitment fee equal to 40% of the applicable interest rate then in effect to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder.
We are required to prepay the Terms Loans, subject to certain exceptions, with the net cash proceeds (that are not reinvested) from all non-ordinary course asset sales or other dispositions or any incurrence of debt by the borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries. In addition, if our first lien net leverage ratios exceed specified levels, we will be required to prepay the Term Loans, subject to certain exception, with up to 50% of our annual excess cash flow. Currently, our first lien net leverage ratio does not exceed the specified levels. We also have the ability to voluntarily repay outstanding loans at any time without premium or penalty, subject to certain exceptions.
The obligations under the New Credit Agreement are unconditionally guaranteed by certain parent companies of the borrowers, including the Company, and, subject to certain exceptions, each of the borrowers’ existing and future material wholly-owned subsidiaries. In addition, the New Credit Agreement is collateralized by first priority or equivalent security interests, subject to certain exceptions and qualifications, in (i) all the capital stock of, or other equity interests in, the borrowers and each of the borrowers’ and guarantors’ material direct or indirect wholly-owned restricted subsidiaries, and (ii) certain tangible and intangible assets of the borrowers and the guarantors.
The New Credit Agreement contains a number of significant affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries to incur additional indebtedness and make guarantees; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; make fundamental changes; pay dividends and distributions or repurchase our capital stock; make investments, loans and advances, including acquisitions; engage in certain transactions with affiliates; make changes in the nature of their business; and make prepayments of junior debt or permitted subordinated unsecured debt. The borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries are also required to maintain a maximum first lien net leverage ratio if borrowings under the New Revolving Credit Facility exceed a certain threshold.

D.	Exchange Controls
None.

E.	Taxation
This section describes the material Luxembourg tax and material United States federal income tax consequences to a U.S. holder (as defined below) of owning common shares. It applies only to those holders who hold common shares as capital assets for tax purposes. The United States federal income tax aspects covered in this section do not apply to members of special classes of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction

•	a person that purchases or sells common shares as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. Dollar.
This section is based on the laws of Luxembourg, and the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
If an entity treated as a partnership for United States federal income tax purposes holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.
A U.S. holder is a beneficial owner of common shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has elected to be treated as a domestic trust for United States federal income tax purposes.

Investors should consult their own tax advisors regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of common shares in your particular circumstances. In particular, investors should confirm their eligibility for Treaty benefits with their advisors and should discuss any possible consequences of failing to qualify for such benefits.
This discussion addresses only United States federal income taxation and Luxembourg income taxation, net worth taxation and inheritance taxation.
Luxembourg Taxation of Common Shares
The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this report. It does not purport to be a comprehensive description of all the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to any offerings of our common stock and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this report and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position. Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), the temporary tax (ipmôt d'équilibrage bugétaire), as well as personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably applies to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax, the solidarity surcharge and the temporary tax. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Profits of the Company are as a general rule subject to corporate income tax (impôt sur le revenu des collectivités – ‘‘CIT’’) and municipal business tax (impôt commercial communal –‘‘MBT’’). The tax profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective rate of 22.47% (2015 rate, inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which a company is located and amounts to 6.75% (in Luxembourg-city). The maximum aggregate CIT and MBT rate for 2015 consequently amounts to 29.22% p.a. (Luxembourg-city).
For companies which own financial assets, transferable securities and cash and deposits exceeding (i) 90% of their total balance sheet and (ii) € 350,000, such minimum corporate income tax amounts to EUR 3,210 (inclusive of the 7% surcharge for the employment fund). All other Luxembourg companies are subject to a minimum CIT that depends on the balance sheet total of the company resulting from the last closing balance sheet of the relevant fiscal year. For these companies, the minimum CIT ranges from EUR 535 to EUR 21,400 (2015 rates, inclusive of the 7% surcharge for the employment fund). In both cases, the minimum CIT paid for the year 2015 and for subsequent years can be offset against the corporate tax liability of the following years; if no CIT is due, the minimum tax becomes a final tax payment.
As a general rule, dividends, liquidation proceeds and capital gains received or realised by the Company are regarded as ordinary business income and are consequently included in the taxable base for CIT and MBT purposes. In case of dividends, a tax credit may be available for Luxembourg or foreign withholding tax retained by the distributing entity. The same is valid for liquidation proceeds. Capital gains are taxable only upon realisation. No special lower taxation rates apply to capital gains.
Dividends, liquidation proceeds and capital gains may however be tax exempt if the conditions of the participation exemption regime, as described below, are satisfied. If these conditions are not met, under current Luxembourg tax laws, 50% of the gross amount of dividends (excluding liquidation proceeds) received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by article 2 of the amended EU Parent-Subsidiary Directive are exempt from income tax.

Under the participation exemption regime, dividends derived by the Company from its shareholdings may be exempt from income tax if at the time the dividend is made available, (i) the distributing entity is a qualified subsidiary (“Qualified Subsidiary”) i.e. a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), a company covered by article 2 of the amended EU Parent-Subsidiary Directive or a non-resident company limited by share capital (société de capitaux) liable in its country of residence to a tax corresponding to Luxembourg CIT and (ii) the Company has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of the share capital of the distributing entity or a direct participation of an acquisition price of at least EUR 1.2 million (“Qualified Shareholding”). According to the administrative practice of the Luxembourg tax administration, a foreign tax is generally considered comparable to Luxembourg CIT if it is levied at a rate of at least 10.5% on a taxable base that is similar to the basis used for Luxembourg CIT purposes. Liquidation proceeds are assimilated to dividends received and may be exempt under the same conditions. Participations held through a tax transparent entity are considered as being direct participations proportionally to the percentage held in the net assets of the transparent entity.
Under the participation exemption regime, capital gains realised by the Company on its shareholdings in eligible entities (as defined above) may be exempt from income tax if the above mentioned conditions are met, except that, if the 10% threshold condition is not met, the acquisition price must be of at least EUR 6 million for capital gains purposes. Taxable gains are determined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.
Tax treaties signed by Luxembourg can further broaden the scope of the participation exemption regime.
Net Worth Tax
The Company is subject to Luxembourg net worth tax at the rate of 0.5% per annum applied on its net assets as determined for net worth tax purposes. Net worth is referred to as the unitary value (valeur unitaire), as generally determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from net worth tax.
Other taxes
The incorporation of the Company through a contribution in cash to its share capital as well as further share capital increase or other amendment to the articles of incorporation of the Company are subject to a fixed registration duty of €75.
Withholding Tax
Dividends paid by the Company to its shareholders are generally subject to a 15% withholding tax in Luxembourg. A corresponding tax credit may be granted to the shareholders in the countries of their residence based on their local applicable legislation.
Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a qualified resident as defined in article 24 of the Treaty that owns at least 10% of our voting stock.
A withholding tax exemption applies under the participation exemption regime if cumulatively (i) the shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding. Holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in a Member State of the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is subject to corporate income tax in Switzerland without benefiting from an exemption.
No withholding tax is levied on capital gains and liquidation proceeds.
Non-Luxembourg holders of the shares who have neither a permanent establishment, nor a permanent representative in Luxembourg to which the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.
The responsibility for the withholding of withholding tax will be borne by the company.
Taxation of the Shareholders
Tax Residency of the Shareholders

A shareholder will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposal of the common shares or the execution, performance or enforcement of his/her rights thereunder.
Income Tax
For the purposes of this paragraph, a disposal may include a sale, an exchange, a contribution, a redemption and any other kind of alienation of the participation.
Luxembourg Resident Shareholders
Luxembourg Resident Individuals
Dividends and other payments derived from the common shares held by resident individual shareholders, who act in the course of the management of either their private wealth or their professional/business activity, are subject to income tax at the ordinary progressive rates. Under current Luxembourg tax laws, 50% of the gross amount of dividends received by resident individuals from the Company may, however, be exempt from income tax.
Capital gains realized on the disposal of the common shares by resident individual shareholders, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative if the common shares are disposed of within 6 months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than 6 months after the acquisition thereof are taxed according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).
Capital gains realized on the disposal of the common shares by resident individual shareholders, who act in the course of their professional/business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.
Luxembourg Resident Companies
Dividends and other payments derived from the common shares held by Luxembourg resident fully taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not met, 50% of the dividends distributed by the Company to a Luxembourg fully taxable resident company are nevertheless exempt from income tax.
Under the participation exemption regime, dividends derived from the common shares may be exempt from income tax at the level of the shareholder if cumulatively (i) the shareholder is a Luxembourg fully taxable resident company (“Qualified Parent”) and (ii) at the time the dividend is put at the shareholder’s disposal, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding. Liquidation proceeds are assimilated to dividends and may be exempt under the same conditions.
Capital gains realized by a Luxembourg fully taxable resident company on the disposal of the common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on the common shares may be exempt from income tax at the level of the shareholder if cumulatively (i) the shareholder is a Qualified Parent and (ii) at the time the capital gain is realized, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months common shares representing either (a) a direct participation of at least 10% in the share capital of the Company or (b) a direct participation in the Company of an acquisition price of at least €6 million. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.
For the purposes of the participation exemption regime, common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
Luxembourg Resident Companies Benefiting from a Special Tax Regime
A shareholder which is a Luxembourg resident company benefiting from a special tax regime, such as (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007 or (iii) a family wealth management company governed by the amended law of May 11, 2007, is exempt from income tax in Luxembourg. Dividends and capital gains derived from the common shares are thus not subject to Luxembourg income tax in their hands.
Luxembourg Non-Resident Shareholders

Non-resident shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the common shares are attributable, are not liable to any Luxembourg income tax, whether they receive payments of dividends or realize capital gains on the disposal of the common shares, except a) capital gains realized on a substantial participation before the acquisition or within the first 6 months of the acquisition thereof, that are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of any relevant double tax treaty), or capital gains realized by a shareholder who has been a former Luxembourg resident for more than fifteen years and has become a nonresident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period).
If the company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such common shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg.
Non-resident shareholders having a permanent establishment or a permanent representative in Luxembourg to which or whom the common shares are attributable, must include any income received, as well as any gain realized on the disposal of the common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative are, however, exempt from income tax. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.
Under the participation exemption regime, dividends derived from the common shares may be exempt from income tax if cumulatively (i) the common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding in the Company. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a double tax treaty with Luxembourg and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in a Member State of the European Economic Area other than an EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.
Under the participation exemption regime, capital gains realized on the common shares may be exempt from income tax if cumulatively (i) the common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or committed itself to hold for an uninterrupted period of at least 12 months common shares representing either (a) a direct participation in the share capital of the Company of at least 10% or (b) a direct participation in the Company of an acquisition price of at least €6 million.
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt.
Net Worth Tax
Luxembourg Holders
Luxembourg resident shareholders, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which the common shares are attributable, are subject to Luxembourg net wealth tax on such common shares, except if the shareholder is (i) a resident or non-resident individual taxpayer, (ii) an undertaking for collective investment subject to the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a specialized investment fund governed by the amended law of February 13, 2007 or (vi) a family wealth management company governed by the amended law of May 11, 2007.
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt from Luxembourg net worth tax.
Non-Luxembourg Holders
Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the common shares held unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.
Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable to shareholders upon the acquisition, holding or disposal of the shares. However, a fixed registration duty of €12 may be due upon registration of the shares in Luxembourg in the case of legal proceedings before Luxembourg courts, in case the shares must be produced before an official Luxembourg authority, or in the case of a registration of the shares on a voluntary basis
No inheritance tax is levied on the transfer of the common shares upon death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.
Gift tax may be due on a gift or donation of the shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.
The disposal of the shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.
U.S. Taxation of Common Shares
Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as a dividend for U.S. holders. For noncorporate U.S. holders, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that such holders hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that the dividend is received, the common shares are readily tradable on an established securities market in the United States. The common shares should generally be treated as readily tradable on an established securities market in the United States so long as they are listed on the NYSE.
Any Luxembourg tax withheld from the dividend payment in this gross amount even if not in fact received. The dividend is taxable when received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, holders should expect that any distribution will be treated as a dividend.
Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.
Dividends will generally be income from sources outside the United States and will, depending on the holder's circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to such holder.
Capital Gains
Subject to the PFIC rules discussed below, U.S. holders that sell or otherwise dispose of their common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realized and the U.S. holder's tax basis, determined in U.S. Dollars, in their common shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
We believe that we currently are not, and do not expect to become, a PFIC. Therefore, the common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as passive income or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. If we were to be treated as a PFIC, unless holders elect to be taxed annually on a mark-to-market basis with respect to their common shares, gain realized on the sale or other disposition of their common shares would in general not be treated as capital gain. Instead, U.S. holders would be treated as if they had realized such gain and certain “excess distributions” ratably over their holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, common shares will be treated as stock in a PFIC if we were a PFIC at any time during the common shares holding period. Dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to holders either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We are required to file annual reports and other information with the SEC. Any documents filed by the Company may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We furnish quarterly financial information to the SEC on Form 6-K and file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.
Whenever a reference is made in this report to a contract or other document, please be aware that such reference is not necessarily complete and reference should be made to the exhibits that are a part of this report for a copy of the contract or other document. A copy of the annual report may be reviewed at the SEC’s public reference room in Washington, D.C.

I.	Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange, interest rate and commodity risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency, interest and commodity risks arising from our operations and sources of finance. For this purpose, a systematic financial and risk management system has been established. We do not enter into derivative financial instruments for speculative purposes.
The following discussion and analysis only addresses our market risk and does not address other financial risks which we face in the normal course of business, including credit risk and liquidity risk. Please see note (9.3) Financial risk management to our audited consolidated financial statements for 2014 included herein for a further discussion of our financial risk management policies and markets risks.
Interest Rate Risk
Interest rate risk management aims to protect consolidated profit or loss from negative effects from market interest rate fluctuations. Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates. Since the new Term Loans are variable interest rate instruments, we are exposed to the market risk arising from changes in the yield curve. To mitigate the exposure arising from increasing interest rates appropriate hedging instruments are in place.
The table below shows the sensitivity of the interest expense under the revolving credit facilities to changes in the interest rate. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2014 assuming that all other variables remain unchanged. For example changes in USD/EUR currency rate would have an impact on our interest exposure and vice versa changes in interest rates would also have a related impacted on our foreign currency (USD) exposure. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the revolving credit facilities were utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2014 is as follows:

	Period ended December 31,
	2014
	in million
	Increase by 0.50%	Decrease by 0.50%
Increase (decrease) in the interest expense	0.84	(0.84)
Increase (decrease) in the loss assuming going-concern operations before taxes	0.84	(0.84)

Currency Risk
Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar-denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.
The table below shows the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the outstanding amount and the interest for the U.S. Dollar-denominated Term Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2014 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

	Period ended December 31,
	2014(1)
	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%
	(in € million)
Decrease (increase) in the loss of foreign exchange rate	27.98	(34.19)
Increase (decrease) in income before taxes	27.98	(34.19)

(1)	Euro/U.S. Dollar exchange rate as of December 31, 2014: 1.2141
Commodity Risk
Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010, to a peak of $127 per barrel in April 2011, and then declined to $110 per barrel by the end of December 2013 and to $60 per barrel by end of December 2014. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.
We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers. A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 86% in the Rubber Carbon Black segment and approximately 41% in the Specialty Carbon Black segment, based on volumes in 2014. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. We also have short-term non-indexed contracts: approximately 14% in the Rubber Carbon Black segment and approximately 59% in the Specialty Carbon Black segment based on volumes in 2014. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.

Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
An evaluation was carried out, under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer ("CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act as of December 31, 2014. Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2014, our disclosure controls and procedures are effective in ensuring that material information that is required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management, including the CEO and the CFO, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.
Item 16A. Audit Committee Financial Expert
See "Item 6. Directors, Senior Management and Employees —C. Board Practices—Audit Committee.”
Item 16B. Code of Ethics
In accordance with NYSE listing requirements and SEC rules, the Company adopted code of business conduct and ethics that applies to all of its employees, the members of its Board of Directors and its officers.
The text of our code of ethics for senior financial officers and code of conduct for employees is posted on our web site at: http://investor.orioncarbons.com/corporate-governance.
Item 16C. Principal Accountant Fees and Services
The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has served as our principal independent public auditor for the years 2014 and 2013 for which audited Consolidated Financial Statements appear in this report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and affiliates for providing audit and other professional services in each of the last two years:

(in € millions)	2014	2013
Audit fees	1.0	0.9
Audit-related fees	0.8	—
Tax fees	0.8	0.3
All other fees	—	—
Total	2.6	1.2

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of Orion’s consolidated financial statements.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of Orion’s financial statements and include consultations concerning financial accounting and reporting standards and services related to Securities and Exchange Commission filings including comfort letters and the review of documents filed with the SEC (in particular in relation to the IPO).
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns, requests to extend filing dates and assistance and representation in connection with tax audits, and for tax consultancy in connection with international tax issues and mergers and acquisitions deals.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
As a foreign private issuer with registered office in Luxembourg that is listed on the NYSE, we are generally entitled to follow the corporate governance practices applicable to Luxembourg issuers under the corporate and securities laws of the Grand Duchy of Luxembourg (“Luxembourg Law”). The following is a summary of any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards.
Rule 10A-3(b)(2) under the U.S. Securities Exchange Act requires that a U.S. public company's independent auditors be appointed by the company's audit committee. As required under Luxembourg Law and our Articles of Association, our independent auditors are appointed by a general meeting of shareholders upon the recommendation of the Audit Committee.
Item 16H. Mine Safety Disclosure
Not applicable.
PART II
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements
See page F-1 of this report.
INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at December 31, 2014 and for the three years ended December 31, 2014

Report of Independent Registered Public Accounting Firm	F-2

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2014 and 2013	F-4

Consolidated income statements of Orion Engineered Carbons S.A. for the three years ended December 31, 2014	F-3

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A. for the three years ended December 31, 2014	F-5

Consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three years ended December 31, 2014	F-6

Consolidated statements of changes in equity of Orion Engineered Carbons S.A. for the three years ended December 31, 2014	F-7

Notes to the consolidated financial statements of Orion Engineered Carbons S.A., as at December 31, 2014 and 2013 and for the three years ended December 31, 2014	F-8

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Orion Engineered Carbons S.A.
We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons S.A. and subsidiaries (“OEC” or “Group”) as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the Group’s financial statements referred to above present fairly, in all material respects, the consolidated financial position of OEC as of December 31, 2014 and 2013 and the consolidated results of OEC’s operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Stefan Pfeiffer Wirtschaftsprüfer (German Public Auditor)	/s/ Titus Zwirner Wirtschaftsprüfer (German Public Auditor)
Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Essen, Germany
March 4, 2015

Consolidated income statements of Orion Engineered Carbons S.A.
for the three years ended December 31, 2014

		2014	2013	2012

	Note	In EUR k	In EUR k	In EUR k

Revenue	(6.1)	1,318,399	1,339,620	1,397,531
Cost of sales		(1,017,342)	(1,070,817)	(1,115,974)
Gross profit		301,057	268,803	281,557

Selling expenses		(99,642)	(92,062)	(96,196)
Research and development costs		(12,953)	(10,085)	(9,503)
General and administrative expenses		(54,602)	(52,524)	(54,264)
Other operating income	(6.2)	4,452	8,344	18,543
Other operating expenses	(6.3)	(33,994)	(38,663)	(52,469)
Operating result (EBIT)		104,318	83,813	87,668
Finance income	(6.4)	39,342	17,136	5,190
Finance costs	(6.4)	(182,695)	(112,736)	(103,106)
Share of profit or loss of joint ventures	(6.5)	520	365	448
Financial result		(142,833)	(95,235)	(97,468)
Profit or (loss) before income taxes		(38,515)	(11,422)	(9,800)
Income taxes	(6.6)	(17,424)	(7,531)	(8,918)
Profit or (loss) for the period		(55,939)	(18,953)	(18,718)

Earnings per Share (EUR per share), basic and diluted	(6.8)	(1.11)	(0.43)	(0.43)

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2014 and 2013

		December 31, 2014	December 31, 2013
A S S E T S
	Note	In EUR k	In EUR k
Non‑current assets
Goodwill	(7.1)	48,512	48,512
Other intangible assets	(7.1)	110,952	125,501
Property, plant and equipment	(7.2)	358,216	333,454
Investment in joint ventures		4,657	4,608
Other financial assets	(7.3)	5,931	1,691
Other assets	(7.5)	3,750	4,119
Deferred tax assets	(7.11)	57,084	43,105
		589,102	560,990
Current assets
Inventories	(7.4)	125,298	123,171
Trade receivables	(7.3)	199,486	197,623
Emission rights		—	1,977
Other financial assets	(7.3)	1,001	637
Other assets	(7.5)	26,166	40,151
Income tax receivables	(7.11)	10,575	11,938
Cash and cash equivalents	(7.6)	70,544	70,478
		433,070	445,975
		1,022,172	1,006,965

		December 31, 2014	December 31, 2013
E Q U I T Y A N D L I A B I L I T I E S
	Note	In EUR k	In EUR k
Equity
Subscribed capital	(7.7)	59,635	43,750
Reserves	(7.7)	51,569	(99,048)
Profit or loss for the period	(7.7)	(55,939)	(18,953)
		55,265	(74,251)
Non-current liabilities
Pension provisions	(7.8)	48,629	35,943
Other provisions	(7.9)	14,169	15,014
Liabilities to shareholders	(7.10)	—	256,161
Financial liabilities	(7.10)	670,189	538,175
Other liabilities		2,101	1,368
Deferred tax liabilities	(7.11)	44,281	43,797
		779,369	890,458
Current liabilities
Other provisions	(7.9)	40,808	44,268
Liabilities to banks	(7.10)	—	2,103
Trade payables	(7.10)	105,074	99,511
Other financial liabilities	(7.10)	10,684	15,828
Income tax liabilities	(7.11)	11,552	5,969
Other liabilities		19,420	23,079
		187,538	190,758
		1,022,172	1,006,965

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A.
for the three years ended December 31, 2014

	2014	2013	2012

	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period	(55,939)	(18,953)	(18,718)

Exchange differences on translation of foreign operations
Change in unrealized gains/losses	36,805	(20,216)	1,460
Income tax effects	222	(464)	1,088
	37,027	(20,680)	2,548

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	1	(33)	1,500
Income tax effects	—	—	(302)
	1	(33)	1,198

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	37,028	(20,713)	3,746

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(11,425)	(1,773)	(7,577)
Income tax effects	3,665	678	2,155
	(7,760)	(1,095)	(5,422)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(7,760)	(1,095)	(5,422)

Other comprehensive income (loss), net of tax	29,268	(21,808)	(1,676)

Total comprehensive income (loss), net of tax all attributable to equity holders of the parent	(26,671)	(40,761)	(20,394)

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2014

	2014	2013	2012
	In EUR k	In EUR k	In EUR k

Profit or loss for the period	(55,939)	(18,953)	(18,718)
Income taxes	17,424	7,531	8,918
Profit or (loss) before income taxes	(38,515)	(11,422)	(9,800)
Depreciation and amortization of intangible assets and property, plant and equipment	77,083	76,060	59,276
Other non-cash expenses/income	—	(3,889)	4,527
Loss from the disposal of intangible assets and property, plant and equipment	—	—	1,941
Increase/decrease in trade receivables	9,897	5,001	26,019
Increase/decrease in inventories	4,138	25,549	9,816
Increase/decrease in trade payables	1,524	4,401	15,523
Increase/decrease in provisions	(6,957)	1,802	(837)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	5,821	21,870	11,355
Finance income	(39,341)	(17,136)	(5,190)
Finance costs	182,695	112,736	103,106
Cash paid for income taxes	(23,928)	(24,118)	(38,679)
Cash flows from operating activities	172,417	190,854	177,057
Cash paid for the acquisition of intangible assets and property, plant and equipment	(64,454)	(77,155)	(71,290)
Cash flows from investing activities	(64,454)	(77,155)	(71,290)
Cash received from borrowings, net of transaction costs	645,724	2,103	—
Cash repayments of non-current financial liabilities	(621,961)	—	(67,722)
Repayments of borrowings	(2,311)	—	—
Interest and similar expenses paid	(121,138)	(117,279)	(64,483)
Interest and similar income received	29,693	471	1,115
Dividends paid to shareholders	(40,000)	—	—
Cash flows from financing activities	(109,993)	(114,705)	(131,090)

Change in cash	(2,030)	(1,006)	(25,323)
Change in cash resulting from exchange rate differences	2,096	(3,378)	1,293
Cash and cash equivalents at the beginning of the period	70,478	74,862	98,892
Cash and cash equivalents at the end of the period	70,544	70,478	74,862

Consolidated statements of changes in equity of Orion Engineered Carbons S.A.
for the three years ended December 31, 2014

In EUR k		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Retained earnings	Total equity

2012	As at January 1, 2012	43,750	55,842	(305)	(1,166)	—	(74,494)	23,627
	Profit or loss for the period	—	—	—	—	—	(18,718)	(18,718)
	Other comprehensive income, net of tax	—	—	2,548	1,198	(5,422)	—	(1,676)
	Total comprehensive income, net of tax	—	—	2,548	1,198	(5,422)	(18,718)	(20,394)
	As at December 31, 2012	43,750	55,842	2,243	32	(5,422)	(93,212)	3,233

2013	As at January 1, 2013	43,750	55,842	2,243	32	(5,422)	(93,212)	3,233
	Profit or loss for the period	—	—	—	—	—	(18,953)	(18,953)
	Other comprehensive income, net of tax	—	—	(20,680)	(33)	(1,095)	—	(21,808)
	Total comprehensive income, net of tax	—	—	(20,680)	(33)	(1,095)	(18,953)	(40,761)
	Changes to the capital reserves	—	(36,723)	—	—	—	—	(36,723)
	As at December 31, 2013	43,750	19,119	(18,437)	(1)	(6,517)	(112,165)	(74,251)

2014	As at January 1, 2014	43,750	19,119	(18,437)	(1)	(6,517)	(112,165)	(74,251)
	Profit or loss for the period	—	—	—	—	—	(55,939)	(55,939)
	Other comprehensive income, net of tax	—	—	37,027	1	(7,760)	—	29,268
	Total comprehensive income, net of tax	—	—	37,027	1	(7,760)	(55,939)	(26,671)
	Capital Contribution	15,885	196,357	—	—	—	—	212,242
	Dividends paid	—	(40,000)	—	—	—	—	(40,000)
	Derecognition of the residual value of the shareholder loan	—	(16,055)	—	—	—	—	(16,055)
	As at December 31, 2014	59,635	159,421	18,590	—	(14,277)	(168,104)	55,265

Notes to the consolidated financial statements of Orion Engineered Carbons S.A. as at December 31, 2014 and 2013 and for the three years ended December 31, 2014

(9.2)	Additional disclosures on financial instruments	F-42

(9.3)	Financial risk management	F-46

(9.4)	Related parties	F-49

(9.5)	Contingent liabilities and other financial obligations	F-51

(10)	Events after the reporting date	F-53

(1)	Organization and principal activities
Orion Engineered Carbons S.A. (formerly known as Orion Engineered Carbons S.à r.l. and Kinove Luxembourg Holdings 2 S.à r.l., referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 15, rue Edward Steichen, L-2540 Luxembourg.
Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Group”). Orion was incorporated on April 13, 2011. The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2014.
On July 29, 2011, Orion Group completed the acquisition of the Carbon Black business of the Evonik Industries Group (Evonik) (the “Acquisition”).
On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of USD 18.00 per share (the “IPO”). The common shares were sold by Kinove Holdings, the majority shareholder in the Company. The Company has not received any proceeds from the sale of common shares in the IPO, although Kinove Holdings made a contribution to the subscribed capital and the reserves of the Company coincident with the IPO of EUR 212.2 million. On July 28, 2014, the Company changed its legal form and became a Luxembourg joint stock corporation (société anonyme or S.A.) and changed its name to “Orion Engineered Carbons S.A.” There are 59,635,126 common shares outstanding post IPO.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Here, structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at December 31, 2014, the Orion Group operates 13 wholly owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Another eleven holding companies and one service company are consolidated into the Orion Group.
Additionally, the Group operates a joint venture with one production facility in Germany.
The Group’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by recently established sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea and Germany and China.
The Group's consolidated financial statements are prepared in Euros, the presentation currency of the Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding difference, figures in tables may differ slightly from the actual figures.
The Group’s audited consolidated financial statements were authorized for issue by board of directors on February 27, 2015.

(2)	Basis of preparation of the financial statements

(2.1)	Compliance with IFRS
The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (lFRS) as issued by the International Accounting Standards Board (IASB). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for financial years ending as at December 31, 2014 have been applied.

The accounting policies and the presentation of items in consolidated financial statements are applied consistently throughout the Group.

(2.2)	New accounting standards
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013. The following amendments to IFRS standards which were adopted on January 1, 2014, did not have any impact on the accounting policies, financial position or performance of the Group:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32
These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39
These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Group has not novated its derivatives during the current period.

•	IFRIC Interpretation 21 Levies (IFRIC 21)
IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs.

•	Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial statements - Investment Companies
These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.
Accounting standards issued but not yet effective
The IASB had issued accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Group’s consolidated financial statements will be adopted when they become effective.
The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2014 and were not applied by the Group:

•	Improvements to IFRSs (2010-2012 and 2011-2013 cycles)
In December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording. These changes are effective for accounting periods beginning on or after July 1, 2014. The adoption of these changes will result in changes to accounting policies, but will not have a significant effect on the Group’s financial statements.

•	Improvements to IFRSs (2012-2014 cycle)
In September 2014, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2012-2014) that contains five changes to four standards, primarily with a view to remove inconsistencies and clarifying wording. These changes are effective for accounting periods beginning on or after January 1, 2016. The adoption of these changes will result in changes to accounting policies, but will not have a significant effect on the Group’s financial statements.

•	IFRS 9 Financial instruments
IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 will be effective as of January 1, 2018.

The adoption of IFRS 9 will have an effect on the classification and measurement of Orion’s financial statements and potentially on the hedge accounting model used by the Group. We are analyzing the overall impact on the Group.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)
The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. We do not expect a significant impact of these amendments on the Group.

•	IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014 which intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will be effective as of January 1, 2017. We are analyzing the overall impact on the Group.

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On 12 May 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after 1 January 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization. We are analyzing the overall impact on the Group.

•	IFRS 14 Regulatory Deferral accounts
In January 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”, which becomes effective for periods beginning on or after January 1, 2016. This standard allows first time adopters of IFRS to maintain certain regulatory deferral accounts, based on the existing national accounting regulation. This standard is exclusively applicable for first time adopters of IFRS. Since Orion is an existing IFRS preparer, this standard is not applicable for the Group.

•	Amendments to IFRS 11 Joint Operations –Acquisition of shares in joint operations
In May 2014, the IASB issued amendments to IFRS 11 “Joint Operations”, which clarify that acquisitions of shares in joint operations, that qualify as business according to IFRS 3 are accounted for according to IFRS 3 and other applicable standards to the extent that these are in conflict with IFRS 11. The amendments are applicable prospectively for acquisitions on or after January 1, 2016.

•	Amendment to IAS 27 Separate financial statements - The use of the equity method in separate financial statements
In August 2014, the IASB issued amendments to IAS 27 “Separate financial statements”, which allows the use of the equity method in separate financial statements. The amendments are applicable for periods beginning on or after January 1, 2016. The group does not prepare separate financial statements according to IFRS. Therefore the amendment has no impact on the Group.

•	Amendment to IAS 16 Property, plant and equipment and IAS 41 Agriculture - Bearer plants
In June 2014, the IASB issued amendments to IAS 16 “Property, plant and equipment” and IAS 41 Agriculture. The amendments are applicable for periods beginning on or after January 1, 2016. None of the Group entities owns bearer plants. Therefore the amendment has no impact on the Group.

(2.3)	Basis of consolidation
All subsidiaries which are indirectly or directly controlled by Orion are consolidated. Entities are consolidated from the date the Orion Group obtains control, which generally is the acquisition date and are deconsolidated when control is lost.
Control is achieved when the Orion Group is exposed, or has the right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Orion Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of these three elements of control.
The Orion Group consolidated financial statements are prepared in accordance with uniform accounting policies. Income and expenses, intercompany profits and losses, and receivables and liabilities between consolidated subsidiaries are eliminated.
Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. See note (4) for the list of subsidiaries which are consolidated as part of the Orion Group.

(2.4)	Currency translation
Foreign currency transactions are measured at the exchange rate at the date of initial recognition. Any gains or losses resulting from the valuation of foreign currency monetary assets and liabilities using the currency exchange rates as at the reporting date are recognized in other operating income or other operating expenses. Currency exchange differences relating to financing activities are part of the financial result.
The functional currency method is used to translate the financial statements of foreign entities.
The assets and liabilities of foreign operations with functional currencies different from the presentation currency Euro are translated using closing rates as at the reporting date. Income and expense items are translated at average exchange rates for the respective period. The translation of equity is performed using historical exchange rates. The overall foreign currency impact from translating the statement of financial position and income statement of all the foreign entities is recognized in other comprehensive income.
The following exchange rates were used for currency translation:

EUR 1 equivalent to	Annual average exchange rate			Closing rate as at Dec 31,
	2014	2013	2012	2014	2013
US Dollar (USD)	1.3255	1.3300	1.2932	1.2141	1.3791
Pound Sterling (GBP)	0.8055	0.8475	0.8137	0.7789	0.8337
Japanese Yen (JPY)	140.8269	128.9069	103.2362	145.2300	144.7200
Swedish Krona (SEK)	9.1004	8.6624	8.7015	9.3930	8.8591
Singapore Dollar (SGD)	1.6823	1.6632	1.6136	1.6058	1.7414
South African Rand (ZAR)	14.3580	12.8713	10.5725	14.0353	14.5660
Polish Zloty (PLN)	4.1909	4.2027	4.1900	4.2732	4.1543
Brazilian Real (BRL)	3.1207	2.8791	2.5220	3.2207	3.2576
South Korean Won (KRW)	1,396.6646	1,452.3915	1,451.9015	1,324.8000	1,450.9300
Chinese Renminbi (CNY)	8.1693	8.1769	8.1461	7.5358	8.3491

(2.5)	Significant accounting policies
Amounts in the financial statements are measured at amortized/depreciated historical cost, except for derivatives and certain primary financial instruments which are measured at fair value in accordance with the relevant standards, as described below. The accounting policies below apply to the Group.
Revenue and expense recognition
(a)Revenue and income recognition and related accounts receivable
Revenue from the sale of goods and services generated through ordinary activities and other income are recognized as follows:
The Group mainly generates sales by selling carbon black to industrial customers for further processing. Revenue recognition is governed by the following principles. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or to be received less value-added tax and any trade discounts and volume rebates granted.
Revenue is only recognized if revenue and the related costs incurred or to be incurred can be measured reliably and it is sufficiently probable that the economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer. Warranty provisions are recognized for general selling risks on the basis of historical values.
With respect to the sale of goods, sales are recognized at the time that ownership and the associated risks transfer to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. For sales of Rubber Carbon Black and Specialty Carbon Black products, usually transfer occurs when the product is received at the customer’s warehouse, however, for some international shipments transfer occurs on loading the goods onto the relevant carrier at the port. For such products the customer has no right of return.

Interest income is recognized pro rata temporis using the effective interest method.
(b)    Expense recognition
Expenses are recognized in the period in which they are incurred.
Interest expenses are recognized using the effective interest method.
Goodwill and intangible assets
Intangible assets acquired separately are recognized initially at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Intangible assets with finite useful lives are amortized and, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, tested for impairment, see below in this note under “Impairment test”. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least once a year. The useful lives of intangible assets are also re-assessed once a year.
(a) Goodwill
Goodwill has an indefinite useful life and is tested for impairment at least once a year.
(b) Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets
Technology and patents (including capitalized development costs) and trademarks are amortized straight line over a useful life of 15 years. Other intangible assets are amortized straight line over a useful life of 3 to 10 years.
Customer relationships acquired in the business combination in 2011 are amortized over their useful life. The useful life is estimated on the basis of contractual arrangements and historical values and is approximately eight years. The amortization amount is based on the economic life and the probability of continuing the customer relationship in the form of a churn rate.
Property, plant and equipment
Property, plant and equipment are carried at historical acquisition or production cost less accumulated depreciation. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment test is conducted as outlined in this section under “Impairment test”.
The cost of acquisition includes the purchase price and any costs directly attributable in bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended. The cost of self-constructed assets within the Group includes the direct cost of materials and labor, plus the applicable proportion of material and manufacturing overheads, including depreciation. Costs relating to obligations to dismantle or remove non-current assets at the end of their useful life are capitalized as acquisition or production costs at the time of acquisition or production.
The expected remaining useful lives are determined based upon the point at which an asset is acquired. In certain cases, including upon the Acquisition, assets acquired were nearing the end of their useful life, resulting in a shorter period by comparison to those properties acquired new. There is no significant difference in the types of assets that have shorter useful lives (for example 5 years for a building or 3 years for plant and machinery) as compared to the entire asset class. The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.
Property, plant and equipment are depreciated using the straight-line method over the expected remaining useful life of the assets in years:

In years
Buildings	5-50
Plant and machinery	3-25
Furniture, fixtures and office equipment	3-25
For further information on the expected remaining useful life of the existing assets as at December 31, 2014 see note (7.2) "Property, plant and equipment".
Expenses for overhauls and major servicing (major repairs) are generally capitalized if it is probable that they will result in future economic benefits from an existing asset. They are then depreciated over the period until the next expected major repair date. Routine repairs and other maintenance work are expensed in the period in which they are incurred.

If major components of an asset have different useful lives, they are recognized and depreciated separately.
Gains and losses from the disposal of property, plant and equipment are calculated as the difference between the net proceeds of sale and the carrying amount and recognized in other operating income or other operating expenses.
Impairment test
Impairment of property, plant and equipment and other intangible assets with finite useful lives
The Group assesses property, plant and equipment and other intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or cash generating units (CGU) may not be recoverable. If assets or CGU are determined to be impaired, the carrying amount of these assets or CGUs is written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows (CGU).
A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.
Impairment of goodwill
Goodwill is not amortized, but instead tested for impairment annually in fourth quarter based on September 30 actual results, as well as whenever there are events or changes in circumstances (“triggering events”) which suggests that the carrying amount may not be recoverable.
CGUs may be combined into a group of CGUs when they have similar economic characteristics. For the purpose of testing goodwill for impairment, goodwill is allocated pursuant to IAS 36 to the CGU or group of CGUs that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment within the meaning of IFRS 8. At the date of the annual impairment test Orion had two groups of CGUs to which the goodwill was allocated. Goodwill impairment test was performed at the level of the two groups of CGUs, “Rubber” and “Specialties” representing the two operating segments. These two groups were defined as Orion has the possibility to switch capacities as well as products between its various locations.
If the carrying amount of one of the cash generating unit exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the CGU’s fair value less cost to sell and its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.
Value in use is determined by calculating the future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit using the DCF (discounted cash flow) method. The DCF method is applied by firstly calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as at the reporting date using a risk-adequate discount rate.
The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity.
The cost of equity is derived from the expected return on investment by the Group’s investors, which is derived from a peer group. The cost of debt is based on standard market borrowing rates for peer group companies. Segment-specific risk is incorporated by applying individual beta factors which are then consolidated to get one WACC. The beta factors are determined annually based on publicly available market data.
Investments in joint ventures
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.
Investments in joint ventures are accounted for using the equity method.
Under the equity method, the investment in a joint venture is initially recognized at cost. Cost includes all directly attributable acquisition-related costs. The concepts underlying the procedures in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in a joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. Distributions received from the investee reduce the carrying amount of the investment.
The Group’s income statement reflects the Group’s share of the results of operations of the joint venture. Any change in Other Comprehensive Income (OCI) of those investees is presented as part of OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.
The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on the investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value then recognizes the loss in the Group’s combined income statement.
Inventories
The cost of inventories (raw materials, consumables and supplies, and merchandise) which have a similar nature or use is assigned by using the weighted average cost method. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity).
Inventory is reviewed for both potential obsolescence and potential loss of value periodically. In this review, assumptions are made about the future demand for and market value of the inventory and based on these assumptions the amount of any obsolete, unmarketable or slow moving inventory is estimated.
Cash and cash equivalents
Cash and cash equivalents comprise bank balances, checks and cash on hand.
Pension provisions
Pension provisions are measured in accordance with the projected unit credit method prescribed in IAS 19 Employee Benefits for defined benefit plans. This method takes into account the pensions known and expectancies earned by the employees as at the reporting date as well as the increases in salaries and pensions to be expected in the future.
The provisions for the German entities are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.
Actuarial gains and losses arise from the difference between the previously expected and the actual obligation parameters at year-end.
Actuarial gains and losses, net of tax, for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income and are not reclassified to profit or loss in subsequent periods.
The discount rate applied is determined based on a yield curve considering interest rates of corporate bonds with at least AA rating in the currencies consistent with the currencies of the post-employment obligation (e.g. iBoxx € Corporates AA sub-indices) as set by an internationally acknowledged actuarial agency. The interest rate is extrapolated as needed along the yield curve to meet the expected term of our obligation. Assumptions are reviewed each reporting period.
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments are recorded in ‘cost of sales’, ‘administration expenses’ or ‘selling and distribution expenses’ and the net interest expense or income is recorded in finance costs and finance income.
Defined contribution obligations result in an expense in the period in which payment is made and arise from commitments and state pension schemes (statutory pension insurance).

Other provisions
Provisions are liabilities of uncertain timing or amount. They are recognized if a present obligation (legal or constructive) exists toward a third party as a result of a past event which will probably result in a future outflow of resources. The probable amount of the obligation must be reliably measurable.
If there are a number of similar obligations, the probability that there will be an outflow of economic benefits is determined by considering the class of obligations as a whole.
Provisions are recognized at their settlement value, which represents the best estimate of the expected outflow of economic benefits, and take future cost increases into account. Non-current provisions are discounted. Current provisions and current portions of non-current provisions are not discounted. Provisions are subsequently updated to reflect new facts and circumstances.
Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. A constructive obligation exists when the main features if a detailed formal plan, that identifies the business or part of the business concerned, the location and number of employees affected a detailed estimate of the associated costs and an appropriate timeline, has been communicated to the employees affected.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Regarding part-time early retirement agreements the Group uses the block model. During the first block the employee works fulltime. After completing the first block, the employee retires early which reflects the second block. However the employee receives a reduced remuneration for the entire period of the agreement. The early retirement scheme is considered a long-term employee benefit that is measured using the projected unit method and past service costs are considered in determining the respective obligation.
Deferred taxes and current income taxes
Current income tax receivables and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. They are calculated based on the tax rates and tax laws that are enacted or substantively enacted by the reporting date.
Deferred taxes are determined using the liability method in accordance with IAS 12 Income Taxes on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases including differences arising as a result of consolidation as well as on loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets are initially recognized only to the extent that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized and their carrying amounts are subsequently reviewed at the end of each reporting period and reduced to the extent that the utilization is no longer probable. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that the utilization has become probable.
Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.
Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority.
Deferred tax assets and liabilities are recognized for all taxable temporary differences, except when the deferred tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
Financial instruments
A financial instrument is any contractual right or obligation that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They are recognized in the statement of financial position under financial assets or liabilities and trade receivables or payables.
When initially recognized, financial instruments are measured at fair value. In the case of financial instruments not measured subsequently at fair value through profit or loss, transaction costs that are directly attributable to their acquisition are also included.

Subsequent measurement depends on the classification of the financial instruments; non-current financial assets not measured at fair value are recognized at amortized cost using the effective interest method. The effective interest rate includes all attributable charges that represent interest.
A distinction is made between primary and derivative financial instruments.
(a)    Primary financial instruments
Primary financial assets
Within the Group, primary financial assets are accounted for as “loans and receivables” and "available for sale" in accordance with IAS 39.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment if applicable and indicated. Financial assets are derecognized if the contractual rights to receive payments have expired or have been transferred and the Group has substantially transferred all risks and rewards incidental to ownership.
“Loans and receivables” mainly comprise trade receivables and loans. Such assets are measured initially at fair value and subsequently at amortized cost using the effective interest method. If there is any objective evidence (triggering event) that the settlement values due will not be fully collectible under the normal course of business an impairment loss is charged. The amount of the impairment loss is based on historical values and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows calculated using the effective interest rate.
Impairment losses are recognized in the income statement. If the cause of the impairment loss no longer exists, the impairment loss is reversed through profit or loss to a maximum of the asset’s amortized cost.
The “available-for-sale” category comprises equity instruments as well as other securities and is initially recognized at fair value. Subsequent changes in fair value are recognized in other comprehensive income, taking into account deferred taxes. If the fair value of such assets is not available or if it cannot be reliably determined, as in the case of certain unquoted equity instruments, the assets are measured at amortized cost.
Primary financial liabilities
Primary financial liabilities are classified as “at amortized cost” and are measured at amortized cost in accordance with the effective interest method. Financial liabilities are derecognized when they have been settled, i.e., when the obligations have been fulfilled, canceled or have expired.
Non-current financial instruments which do not bear interest at market rates are initially measured at fair value. Fair value is determined by discounting the expected cash flows as at acquisition date using the effective interest rate (present value).
(b)    Derivative financial instruments
Derivative financial instruments (derivatives) are used to hedge exchange rate, interest rate and commodity price risks. Hedging instruments in the form of forward exchange contracts, commodity futures contracts and interest rate derivatives are accounted for, and are recognized initially as at the trade date and are subsequently remeasured at fair value. If there is no quoted price in an active market for a derivative, its fair value is determined using financial valuation models. Forward exchange contracts are valued using the forward exchange rate on the reporting date. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.
Derivative financial instruments not qualifying as hedging instruments are recognized at fair value through profit or loss and are classified as held for trading.
(c)    Hedge accounting
Within the Group, all hedging relationships are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction. A hedging relationship must meet certain criteria to qualify for hedge accounting. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Detailed documentation of the hedging relationship includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group asses the expected and actual effectiveness of the hedge (hedge accounting requires effectivity between 80% and 125%). Hedge accounting must be discontinued when these conditions are no longer met. In the case of cash flow hedges, hedge accounting must also be discontinued when the forecast transaction is no longer probable, in which case any amount that has been recognized in other comprehensive income is reclassified from equity to profit or loss.
Changes in the fair value of the effective portion of hedging instruments are recognized in other comprehensive income. The ineffective portion of the changes in fair value is recognized in the income statement. Amounts recognized in other comprehensive income are reclassified to the income statement as soon as the hedged item is recognized in the income statement.
When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.
Fair value measurement
The Group measures financial instruments, such as, derivatives, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•    Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•     Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•    Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.
Leases
A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. The Group mainly acts as a lessee in operating leases.
Operating leases are all leases that do not qualify as finance leases (leases where, in accordance with the contractual terms, the lessee substantially bears all the risks and rewards of ownership of the asset).
Any resulting income and expenses are recognized in the income statement in the period in which they arise.
Share-based payments
The Group operates an equity-settled share-based payment plan, under which certain members of the administrative board, corporate management and senior management have the right to acquire shares of an investment company domiciled in Luxembourg which holds 10% of the shares in Orion Engineered Carbons S.A.
The total amount to be expensed for this equity-settled share based payment program is determined by reference to the grant date fair value of the share-based payment award made. For share awards, the Company analyzes whether the price paid by a participant is lower than the estimated market price of the underlying shares at the grant date. If this is the case, the difference between the estimated market value of the shares and the purchase price results in a fair value to be reported as a share-based payment expense.
Contingent liabilities and other financial obligations
Other than those recognized as part of a business combination, contingent liabilities include

(a)possible obligations that arise from past events and which existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events (i.e., financial guarantees) and
(b)    present obligations that arise from past events but are not recognized because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or (ii) the amount of the obligation cannot be measured with sufficient reliability.
Contingent liabilities are not recognized in the financial position but are disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote.
Other financial obligations include off-balance sheet obligations where there is a contractual commitment to pay at a fixed time, including future minimum lease payments for assets under finance lease agreements under IAS 17 and contractual purchase commitments under long-term supply agreements for raw materials under IAS 39. Those financial obligations are based on the future financial commitments included in the respective agreements.

(3)	Assumptions, the use of judgment and accounting estimates
The preparation of the consolidated and combined financial statements requires management to make estimates and assumptions about the future.
The use of judgment and estimates will not always correspond to subsequent circumstances.
Estimates are adjusted, with any changes being recognized in profit and loss, as and when better knowledge is available. The assumptions and estimates entailing a significant risk of an adjustment of carrying amounts of assets and liabilities during the next fiscal year are presented below.
(a)    Impairment of goodwill
Impairment is determined for goodwill by assessing the recoverable amount of each groups of cash generating unit to which the goodwill relates. To determine the recoverable amount it is inherent to make assumptions and judgments of future developments. For further details, see note “(7.1) Goodwill and other intangible assets”.
(b)    Recognition and impairment of deferred tax assets
Deferred tax assets may only be recognized if it is probable that sufficient taxable income will be available in the future. If these expectations are not met, a write-down would have to be recognized in income for the deferred tax assets. For further details, see note “(7.11) Deferred and current taxes".
(c)    Measurement of pension provisions
Pension provisions are measured applying assumptions about discount rates, expected future pension increases and mortality tables. These assumptions may differ from the actual data due to a change in economic conditions or markets. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date by obtaining actuarial reports for all material obligations.
In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.
The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.
Further details about the assumptions used, including those used for the sensitivity analysis, are given in note "(7.8) Pension provisions and post-retirement benefits".
(d)    Measurement of other provisions
Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. Orion has to make assumptions about the probability of occurrence of an obligation or future trends, such as expected costs, on the basis of experience. Non-current provisions are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate see also note “(7.9) Other provisions".

(4)    List of shareholdings
The following entities are included in the Group consolidated financial statements as subsidiaries or joint ventures at December 31, 2014.

As at Dec 31, 2014
Shareholding
Controlled entities
Orion Engineered Carbons S.A., Luxembourg
Kinove Luxembourg Holdings 3 S.à r.l. , Luxembourg*	100%
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100%
Kinove Italian Bidco S.r. l., Ravenna, Italy	100%
Orion Engineered Carbons France Holdco SAS, Paris, France	100%
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal*	100%
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100%
Orion Engineered Carbons Korea Holdco Co., Ltd., Bupyeong-gu, South Korea	100%
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100%
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100%
Orion Engineered Carbons S.A.S. France, Ambès, France	100%
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal*	100%
Orion Engineered Carbons LLC USA, Kingwood, USA	100%
Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea	100%
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100%
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100%
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100%
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100%
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons KK Japan, Tokyo, Japan	100%
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore	100%
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China	100%
CB International Services Company GmbH, Frankfurt, Germany (formerly Carbon Black HoldCo GmbH, Essen, Germany)	100%
Carbon Black OpCo GmbH, Essen, Germany	100%
Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany	54%
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50%
* in liquidation
Although Orion holds 54% of shares as at December 31, 2014 and 2013 in Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany (DGW KG), the terms and conditions of the articles of association and other bylaws impede that Orion controls the company. Therefore DGW KG is recognized as a joint venture applying the equity method.

(5)	Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

The executive management committee, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the current financing arrangement and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), adjustment items, and income taxes are managed on a group basis and are not allocated to operating segments. The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.
Other adjustments are not allocated to the individual segments as they are managed on a group basis.
Segment reconciliation for the year ended 2014, 2013 and 2012:

	In EUR k			In EUR k			In EUR k
	2014			2013			2012
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	917,135	401,264	1,318,399	949,353	390,267	1,339,620	997,464	400,067	1,397,531
Cost of sales	(747,389)	(269,953)	(1,017,342)	(803,300)	(267,517)	(1,070,817)	(841,515)	(274,459)	(1,115,974)
Gross profit	169,746	131,311	301,057	146,053	122,750	268,803	155,949	125,608	281,557
Adjusted EBITDA	108,032	99,629	207,661	93,116	97,950	191,066	98,622	89,353	187,975
Adjusted EBITDA Margin	11.8%	24.8%	15.8%	9.8%	25.1%	14.3%	9.9%	22.3%	13.5%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(45,313)	(31,770)	(77,083)	(48,431)	(27,629)	(76,060)	(38,423)	(20,853)	(59,276)
Share of profit of joint venture	(520)	—	(520)	(365)	—	(365)	(448)	—	(448)
Other adjustments			(25,740)			(30,828)			(40,583)
EBIT			104,318			83,813			87,668
Definition of “adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the Credit Agreement governing our new term loans “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects which result from items which management considers to be one-off or non operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	2014	2013	2012
Adjusted EBITDA	207,661	191,066	187,975
Share of profit of joint venture	(520)	(365)	(448)
Acquisition related expenses (1)	—	—	(1,555)
Restructuring expenses (2)	(4,082)	(15,146)	(20,365)
Consulting fees related to Group strategy (3)	(4,610)	(12,484)	(12,554)
Expenses related to capitalized emission rights (4)	—	(2,706)	(4,296)
Other non-operating (5)	(17,048)	(492)	(1,813)
EBITDA	181,401	159,873	146,944
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(77,083)	(76,060)	(59,276)
Earnings before taxes and finance income/costs (operating result (EBIT))	104,318	83,813	87,668
Other finance income	39,342	17,136	5,190
Share of profit of joint ventures	520	365	448
Finance costs	(182,695)	(112,736)	(103,106)
Income taxes	(17,424)	(7,531)	(8,918)
Profit or loss for the period	(55,939)	(18,953)	(18,718)
(1) Acquisition related expenses in 2012 primarily include costs directly related to the Acquisition of Evonik Carbon Black Business and the formation of Orion.
(2) Restructuring expenses primarily include personnel-related costs for all three periods and IT-related costs in particular in connection with the roll out of our global SAP platform in 2013 and 2012.
(3) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(4) Expenses related to capitalized emission rights result from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.
(5) Other non-operating include in period ended December 31, 2014 EUR 10,731k IPO related costs as well as an impairment of inventories in EMEA totaling €3.9 million resulting in part form a cancellation of a particular customer's contract.
Geographic information

Revenues	In EUR k
	2014	2013	2012
Germany	502,581	524,219	543,969
United States	391,221	373,744	390,574
South Korea	255,536	258,900	277,112
Brazil	85,983	91,101	81,351
South Africa	54,762	61,258	68,769
Other	20,851	21,449	26,466
Rest of Europe*	7,465	8,949	9,290
Total	1,318,399	1,339,620	1,397,531
* Only a holdings company is located in Luxembourg, therefore no revenue is generated in the country of domicile.
Revenue generated for the year ended December 31, 2014 with the two largest customers was EUR 158,836k and EUR 138,825k respectively in the “Rubber” segment. There are no other customers which account for more than 10% of revenue. In years ended December 31, 2013 and 2012 only one customer accounted for more than 10% of revenues with EUR 162,080k and EUR 159,027k.

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Dec 31,
	2014	2013
Germany	153,256	171,630
Sweden	64,797	65,083
Italy	59,831	63,559
Poland	38,724	38,764
Rest of Europe	13,748	15,787
Subtotal Europe	330,356	354,823
United States	74,092	50,254
South Korea	70,680	63,267
South Africa	26,138	22,593
Brazil	16,247	16,301
Other	167	229
Total	517,680	507,467

(6)	Notes to income statement
(6.1)    Revenue

	In EUR k
	2014	2013	2012
Revenue from the sale of goods	1,314,624	1,332,763	1,392,725
Revenue from the provision of services	3,775	6,857	4,806
Total	1,318,399	1,339,620	1,397,531
See the segment report (note (5) Operating segments ) for a more detailed explanation of revenue.

(6.2)	Other operating income

	In EUR k
	2014	2013	2012
Income from the currency translation of monetary items	—	1,203	5,989
Income from cost allocations to Evonik	—	—	2,634
Income from non-recurring effects	—	—	1,294
Income from the valuation of derivatives	1,529	3,264	4,787
Income from the reversal of provisions	633	298	—
Cost transfers to business partners	—	1,276	1,456
Miscellaneous income	2,290	2,303	2,383
Total	4,452	8,344	18,543

(6.3)	Other operating expenses

	In EUR k
	2014	2013	2012
Restructuring expenses	4,082	15,146	20,365
Consulting fees related to Group strategy	4,610	12,484	12,554
IPO related costs	10,731	—	—
Expenses from the currency translation of monetary items	2,142	3,130	6,572
Expenses from the valuation of derivatives	3,144	2,209	4,241
Expenses from allocations to other provisions	—	540	2,263
Impairment loss on trade receivables	1,584	—	—
Acquistion and related expenses	—	—	1,554
Miscellaneous expenses	7,701	5,154	4,920
Total	33,994	38,663	52,469
Miscellaneous expenses include for year ended December 31, 2014, 2013 and 2012 EUR 3,987k, nil and nil impairments on raw materials and finished goods.

(6.4)	Finance income and costs

	In EUR k
	2014	2013	2012
Income from exchange differences	9,560	12,681	3,724
Interest from the discounting of other provisions	88	—	—
Other interest income	1,147	4,455	1,466
Other financial Income	28,547	—	—
Finance income	39,342	17,136	5,190
Interest expenses from loans	(69,174)	(94,255)	(94,271)
Expenses from exchange differences	(51,792)	(13,560)	(3,921)
Other interest expenses	(3,231)	(1,344)	(876)
Net interest cost from pensions	(1,628)	(1,518)	(956)
Interest expenses from the unwinding of discounts on other provisions	(504)	(580)	(1,179)
Other finance expenses	(56,366)	(1,479)	(1,903)
Finance costs	(182,695)	(112,736)	(103,106)
Financial result without share of profit or loss from joint ventures	(143,353)	(95,600)	(97,916)
Other financial Income of EUR 28,547k relates mainly to EUR 28,540k gains from currency derivatives.
Borrowing costs were not capitalized. Interest expenses from loans resulted from term loans with an amount of EUR 14,936k for the year ended December 2014 and senior secured notes with an amount of EUR 31,230k, EUR 54,416k and EUR 58,901k, for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, shareholder loans with an amount of EUR 17,903k, EUR 32,305k and EUR 29,219k, for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, arrangement fees for the revolving credit facility with an amount of EUR 1,732k, EUR 2,312k and EUR 2,803k for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and amortization of capitalized transaction costs with an amount of EUR 3,373k, EUR 5,220k and EUR 3,608k for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. In 2014, other finance expenses includes EUR 54,432k one off costs for refinancing. This includes early redemption fees of EUR 38,140k and write offs of capitalized transaction costs as of repayment date of EUR 16,292k. For further information please see also note (7.10) Trade payables, other financial liabilities which includes further information on the refinancing. In 2012, other finance expenses resulted from the voluntary repayment of 10% of the volume of the bond to the lenders on 15 June 2012. The note was repaid at a purchase price of 103% of the nominal amount and resulted in early repayment penalties of EUR 1,903k.
The following table gives an overview on the interest expenses and one off costs due to the refinancing as described above for the year ended December 2014:

	In EUR k
	2014
	Total	Term loans (incl. RCF)	Senior secured notes (incl. RCF)	Shareholder loan
Interest expenses	63,147	14,936	31,230	16,981
Amortization of discount	922	—	—	922
Release of transaction costs	3,373	1,349	2,024	—
Commitment fees	1,732	744	988	—
Total interest expenses from loans	69,174	17,029	34,242	17,903
Early redemption fees	38,140	—	38,140	—
Release of unamortized transaction costs	16,292	—	16,292	—
One time impacts (part of other finance costs)	54,432	—	54,432	—

Expenses from exchange differences for the year ended December 31, 2014 contain as significant effects realized currency losses of EUR 11,199k, unrealized foreign currency losses on our new USD 358m bank term loan amounting to EUR 28,920k and EUR 9,931k recycled losses for currency differences on a net investment in a foreign entity relating to our Brazilian entity, previously recorded in other comprehensive income.

(6.5)	Share of profit of joint ventures

	In EUR k
	2014	2013	2012
Income from accounting for joint ventures using the equity method	520	365	448
The income results from the share in the joint venture Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co.

(6.6)	Income taxes
Income tax expense is as follows:

	In EUR k
	2014	2013	2012
Current income taxes	(30,189)	(18,336)	(20,170)
(thereof income taxes attributable to the prior year)	4,601	—	—
Deferred taxes	12,765	10,805	11,252
(thereof on temporary differences)	4,115	3,776	5,713
Total	(17,424)	(7,531)	(8,918)
A corporate income tax rate of 15.00% was used to calculate deferred taxes for the German entities. A solidarity surcharge of 0.825% (=5.5% on the corporate income tax rate) and a trade tax rate of 16.18%, 14.18% and 14.18%, December 31, 2014, 2013 and 2012 were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 32.00%, 30.00% and 30.00%, for the years ended December 31, 2014, 2013 and 2012. The deferred taxes for the foreign entities were calculated using their respective country-specific tax rates.

The tax reconciliation shows the difference between the expected income taxes to the effective income taxes in the income statement using the German overall tax rate of 32.00%, 30.00% and 30.00% for the years ended December 31, 2014, 2013 and 2012, respectively.

	In EUR k
	2014	2013	2012
Income before income taxes (loss)	(38,515)	(11,422)	(9,800)
Expected income tax thereon (income)	(12,325)	(3,427)	(2,949)
Tax rate differential	(1,019)	351	782
Change in valuation allowance on deferred tax assets and for losses without recognition of deferred taxes	18,037	8,741	2,993
Change in the tax rate and tax laws	(43)	(979)	(739)
Income taxes for prior years	1,442	—	—
Tax on non-deductible interest expenses	4,438	4,369	5,158
Taxes on other non-deductible expenses, and non-deductible taxes	2,815	1,212	5,016
Effects of changes in permanent differences	2,718	(236)	(60)
Tax effect on tax-free income	(2,878)	(2,474)	(1,341)
Tax effect on profit or loss from investments accounted for using the equity method	(184)	72	59
Other tax effects	4,423	(98)	(1)
Effective income taxes as reported in the income statement expense (income)	17,424	7,531	8,918
Effective tax rate in %	(45.24)%	(65.94)%	(91.00)%

(6.7)	Additional income statement information
Personnel expenses were recognized as follows:

	In EUR k
	2014	2013	2012
Wages and salaries	96,258	94,827	101,483
Social security costs	10,909	10,754	12,639
Pension expenses	5,182	6,343	8,374
Other personnel expenses	12,868	12,031	9,419
Total	125,217	123,955	131,915

(6.8)	Earnings per share
Basic EPS amounts are calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
For the three years ended December 31, 2014, and for the period subsequent to December 31, 2014 but before these financial statements were issued, there were no convertible financial instruments or potential ordinary shares in issue, and therefore basic and diluted EPS are the same for all periods presented.
The following table reflects the income and share data used in the basic and diluted EPS computations:

	2014	2013	2012
Profit or (loss) for the period- attributable to ordinary equity holders of the parent (in EUR k)	(55,939)	(18,953)	(18,718)
Weighted average number of ordinary shares (in thousands of shares)	50,471	43,750	43,750
Basic and Diluted EPS (in EUR per share)	(1.11)	(0.43)	(0.43)

The weighted average number of shares for 2014 takes into account the weighted average effect of the issuance of 15,885,126 shares issued prior to the IPO during the year.

(7)	Notes to the statement of financial position

(7.1)	Goodwill and other intangible assets
Intangible assets developed as follows:

	In EUR k
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January, 2013	48,512	55,900	67,380	17,200	22,572	211,564
Currency translation	—	—	(366)	—	(695)	(1,061)
Additions	—	—	—	—	5,674	5,674
Reclassifications	—	—	(3,335)	—	3,335	—
As at December 31, 2013	48,512	55,900	63,679	17,200	30,886	216,177
As at January 1, 2014	48,512	55,900	63,679	17,200	30,886	216,177
Currency translation	—	—	617	—	3,045	3,662
Additions	—	—	—	—	2,362	2,362
As at December 31, 2014	48,512	55,900	64,296	17,200	36,293	222,201

	In EUR k
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January, 2013	—	5,280	13,037	1,625	2,069	22,011
Currency translation	—	—	(86)	—	173	87
Additions	—	3,727	7,982	1,147	7,212	20,068
Reclassifications	—	—	(770)	—	770	—
As at December 31, 2013	—	9,007	20,163	2,772	10,224	42,166
As at January 1, 2014	—	9,007	20,163	2,772	10,224	42,166
Currency translation	—	—	49	—	879	928
Additions	—	3,727	7,248	1,147	7,521	19,643
Reclassifications	—	—	—	—	—	—
As at December 31, 2014	—	12,734	27,460	3,919	18,624	62,737

	In EUR k
Net carrying value	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at December 31, 2013	48,512	46,893	43,516	14,428	20,662	174,011
As at December 31, 2014	48,512	43,166	36,836	13,281	17,669	159,464
Impairment testing of goodwill and intangible assets with indefinite lives
Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties
Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k and EUR 27,547k as at December 31, 2014 and 2013

•	Specialties EUR 20,965k and EUR 20,965k as at December 31, 2014 and 2013
The Group performs its annual impairment test annually in fourth quarter based on September 30 actual results.
A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in impairment.
Rubber
The recoverable amount of the Rubber group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 10.9% (2013: 10.7%) and cash flows beyond the five-year period are extrapolated using a 1% growth rate (2013: 1%). As a result of this analysis, there was no impairment charged against goodwill 2014 or 2013.
Specialties
The recoverable amount of the Specialty group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections is 10.9% (2013: 10.7%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1% (2013: 1%). As a result of this analysis, there was no impairment charged against goodwill in 2014 or 2013.
Key assumptions used in value in use calculations
The calculation of value in use for both Rubber and Specialties is most sensitive to the following assumptions:

•	EBITDA

•	Discount rates
EBITDA – the EBITDA applied are based on the projections from financial budgets approved by senior management covering a five-year period.
Discount rates - Discount rates represent the current market assessment of the risks specific to each group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The beta factors are evaluated annually based on publicly available market data.
Sensitivity to changes in assumptions
With regard to the assessment of the value in use of the groups of CGUs to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.
Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets mainly include assets with a remaining useful lifetime of 4.5 years (customer relationships with historical cost totaling EUR 64,296k) and 11.5 years (know-how, production technologies and patents with historical cost totaling EUR 55,900k and trademarks with historical cost totaling EUR 17,200k).

(7.2)	Property, plant and equipment
Property, plant and equipment developed as follows:

	In EUR k
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2013	39,734	53,133	232,534	15,738	54,306	395,445
Currency translation	(1,736)	(4,864)	(10,604)	(477)	(1,618)	(19,299)
Additions	—	2,953	40,118	538	27,870	71,479
Reclassifications	—	20,458	25,667	(2,762)	(43,363)	—
As at December 31, 2013	37,998	71,680	287,715	13,037	37,195	447,625
As at January 1, 2014	37,998	71,680	287,715	13,037	37,195	447,625
Currency translation	3,154	3,590	17,203	493	1,568	26,008
Additions	94	3,333	39,004	1,170	18,492	62,093
Disposals	—	(12)	(3,446)	(633)	—	(4,091)
Reclassifications	—	678	31,199	2,139	(34,016)	—
As at December 31, 2014	41,246	79,269	371,675	16,206	23,239	531,635

	In EUR k
Depreciation	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2013	1	5,195	48,444	7,198	—	60,838
Currency translation	(1)	771	(2,260)	(1,171)	—	(2,661)
Additions	—	7,758	44,887	3,349	—	55,994
As at December 31, 2013	—	13,724	91,071	9,376	—	114,171
As at January 1, 2014	—	13,724	91,071	9,376	—	114,171
Currency translation	—	512	5,153	195	—	5,860
Additions	—	5,966	49,893	1,581	—	57,440
Disposals	—	(12)	(3,423)	(617)	—	(4,052)
As at December 31, 2014	—	20,190	142,694	10,535	—	173,419

	In EUR k
Carrying amount	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at December 31, 2013	37,998	57,956	196,644	3,661	37,195	333,454
As at December 31, 2014	41,246	59,079	228,981	5,671	23,239	358,216
The expected remaining useful life of the existing assets as at December 31, 2014 is as follows:

	In EUR k
Acquisition cost per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
Land rights and buildings	4,517	27,725	36,407	10,620	79,269
Plant and machinery	161,050	185,416	25,209	—	371,675
Other equipment, furniture and fixtures	14,306	1,900	—	—	16,206

	In EUR k
Cumulated depreciation per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
Land rights and buildings	3,790	8,545	7,285	570	20,190
Plant and machinery	90,546	48,718	3,430	—	142,694
Other equipment, furniture and fixtures	9,951	0.584	—	—	10,535

	In EUR k
Book value per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
Land rights and buildings	727	19,180	29,122	10,050	59,079
Plant and machinery	70,504	136,698	21,779	—	228,981
Other equipment, furniture and fixtures	4,355	1,316	—	—	5,671
(7.3)    Trade receivables, other financial assets

	In EUR k
	As at Dec 31,
	2014			2013
	Total	Thereof current	Thereof non‑current	Total	Thereof current	Thereof non‑current
Trade receivables	199,486	199,486	—	197,623	197,623	—
Receivables from hedges/ derivatives	4,433	166	4,267	453	453	—
Loans	1,358	—	1,358	1,518	—	1,518
Miscellaneous financial assets	1,141	835	306	357	184	173
Other financial assets	6,932	1,001	5,931	2,328	637	1,691
Total	206,418	200,487	5,931	199,951	198,260	1,691
Cash and cash equivalents which are also financial assets are presented under note (7.6).
(a)    Trade receivables
The risk and age structure for trade receivables is as follows:

	In EUR k
	As at Dec 31,
	2014	2013
Impaired receivables	64	1,351
Gross amount (before impairment losses, including the gross amount of flat rate allowances)	5,198	4,697
Impairment losses (including flat rate allowances)	5,134	3,346
Unimpaired receivables	199,422	196,272
Not due	188,180	167,029
Past due by
Up to 3 months	10,878	27,680
3 to 6 months	44	778
6 to 9 months	3	11
9 to 12 months	5	84
More than 1 year	312	690
Total	199,486	197,623

See below for the movements in the provision for impairment of receivables:

	In EUR k
	2014	2013
As at January 1	3,346	4,697
Development	1,788	(1,162)
Unused amounts reversed	—	(189)
As at December 31	5,134	3,346
(b)    Receivables from derivatives/hedges
On August 28, 2014 and September 2, 2014 the Group acquired interest rate caps to hedge interest rate risk on new term loan financing (for more details, please see note (9.3)). These interest rate caps were measured at fair value as at December 31, 2014 of EUR 4,267k (prior year: nil). EUR 166k (prior year: EUR 397k) of receivables from derivatives relates to the fair value of current foreign currency derivatives and EUR nil (prior year: EUR 56k) relates to the fair value of purchase and sale contracts (commodity derivatives).
(c)    Loans
The loans are neither due nor impaired.

(7.4)	Inventories

	In EUR k
	As at Dec 31,
	2014	2013
Raw materials, consumables and supplies	57,073	53,291
Work in process	298	693
Finished goods and merchandise	67,927	69,187
Total	125,298	123,171
In the period as at December 31, 2014 and 2013 EUR 4,221k and EUR 1,877k were recognized as an expense for damaged, obsolete and lost inventories.
In fiscal years 2014 and 2013, impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance on inventories as of December 31, 2014 and December 31, 2013 amounted to EUR 8,510k and EUR 4,189k and developed as following:

In EUR k
As at December 31, 2013	4,189
Addition	7,549
Utilization	(3,106)
Release	(122)
As at December 31, 2014	8,510

(7.5)	Other assets

	In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2014			2013
	Total	Thereof current	There of non‑current	Total	Thereof current	There of non‑current
Miscellaneous other receivables	25,178	24,887	291	38,908	38,587	321
Prepaid expenses	4,738	1,279	3,459	5,362	1,564	3,798
Total	29,916	26,166	3,750	44,270	40,151	4,119
Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 15,071k and EUR 28,546k as at December 31, 2014 and 2013), prepayments (EUR 4,123k and EUR 4,874k as at December 31, 2014 and 2013) and guarantee deposits (EUR 1,576k and EUR 1,330k as at December 31, 2014 and 2013).
Prepaid expenses mainly include other unamortized transaction costs of EUR 2,523k and EUR 4,972k as at December 31, 2014 and 2013 (of which EUR 1,973k and EUR 3,552k is non-current) incurred in connection with revolving credit facilities that have not been utilized to the respective reporting dates (please also see comments in note (7.10)(d)) on transaction costs released in connection with refinancing on July 25, 2014).

(7.6)	Cash and cash equivalents
The Cash and cash equivalents as of December 31, 2014 and 2013 of EUR 70,544k and EUR 70,478k) include as of December 31, 2014 and December 31, 2013 bank balances and cash on hand of EUR 66,070k and EUR 70,478k and checks of EUR 4,474k and nil.

(7.7)	Equity
(a)    Subscribed capital
The Company’s fully paid-in subscribed capital as at December 31, 2013 amounted to EUR 43,750k. On July 25, 2014, a shareholder resolution was approved to increase the subscribed capital to EUR 59,635k as follows:

•	the conversion of 43,750,000 different classes of shares with a par value of EUR 1 into 43,750,000 shares (parts sociales) with a par value of EUR 1 each;

•
the increase of share capital of the Company from EUR 43,750,000 represented by 43,750,000 shares, all having a par value of EUR 1 each, up to EUR 59,635,126 through the issuance of 15,885,126 new shares all having a par value of EUR 1; and

•
the consideration for the subscribed shares by Kinove Luxembourg Holidngs 1 S.à r.l. and Kinove Luxembourg Coinvestment S.C.A. through contribution in kind of all of the outstanding 285,932,290 class B preferred equity certificates issued by the Company with a par value of USD 1 in exchange for a total value of EUR 212,241,901.73 out of which EUR 15,855,126 has been allocated to the share capital of the Company and EUR 196,356,775.73 has been allocated to the share premium account. The class B preferred equity certificates were converted using the initial public offering price of USD 18 as of July 24, 2014.

Immediately prior to the change of legal form from a private limited company (société à responsibilité limitée) into a joint stock corporation (société anonyme) as at July 28, 2014, the Company had a share capital of EUR 59,635,126 divided into 59,635,126 shares, each share with a nominal value of EUR 1 and a share premium of EUR 196,356,775.73.
Since the completion of the change of legal form the Company has had a share capital of EUR 59,635k fully paid up common shares with no par value held by the shareholders as follows:

Number of Shares
Kinove Luxembourg 1 S.à r.l.:	34,156,282
Kinove Luxembourg Coinvest S.C.A.:	5,978,844
Public Shareholders:	19,500,000
Since July 28, 2014 the Company’s authorized unissued share capital is EUR 29,818k consisting of 29,817,500 common shares with no par value. During a period of five years the Board of Directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of authorized capital.
(b)    Reserves
The capital reserves include the effects from the contribution in kind of EUR 196,357k as described above under (a) as well as a release of previously recorded capital reserves resulting from the valuation adjustment of the shareholder loan due to differences between the market interest rate and the actual yield of liabilities to shareholders granted at an off-market interest in 2011. Unamortized valuation adjustments of EUR 16.1m as of repayment date July 25, 2014 were released against capital reserves.
On December 22, 2014 the company paid an interim cash dividend of EUR 0.67 per common share equivalent to a total distribution of EUR 40m.
The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The cash flow hedge reserve includes net gains and losses from the change in the fair value of the effective portion of cash flow hedges (hedged financial instruments). The foreign currency translation reserve includes accumulated translation differences from foreign financial statements.
Other comprehensive income (OCI) is recognized in the consolidated statement of comprehensive income. The accumulated volume of the related reserves is presented in the consolidated statement of changes in equity.

(7.8)	Pension provisions and post-retirement benefits
Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the companies operate. Generally, the level of benefit depends on the length of service and the remuneration.
Germany accounted for approximately 84% in 2014 (81% in 2013) of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and USA for which our group companies make regular contributions to off balance sheet pension funds managed by third party insurance companies.
In South Korea, the company pension plan provides at the option of employees either defined benefit or defined contribution benefits. Plan assets relating to this plan reduce pension provision disclosed.
Although we consider our actuarial assumptions to be reasonable and appropriate, risks from defined benefit obligations can arise, which could result in higher than currently anticipated liabilities.
The provisions developed as follows:

	In EUR k
	As at Dec 31,
	2014	2013
At the beginning of the period	35,943	37,162
Actuarial (gain)/ loss	11,425	1,536
Net pension expense/ (income)	2,169	(768)
Change in the fair value of plan assets	(277)	(711)
Expected deferred compensation	—	553
Utilization	(914)	(808)
Exchange difference	283	(1,021)
Pension provisions at the end of the period	48,629	35,943
The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations.

Assumptions	As at Dec 31,
	2014	2013
Discount rate	2.30	3.75
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	2.0	2.0
A quantitative sensitivity analysis for significant assumption as at December 31, 2014 is as shown below:

	In EUR k
	As at Dec 31,
	2014
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.80%	2.80%	1.50%	2.50%	-20.00%
Impact on defined benefit obligation	(5,120)	4,452	2,481	(2,750)	(2,423)
The present value of the defined benefit obligation developed as follows:

	In EUR k
	As at Dec 31,
	2014	2013
Present value of defined benefit obligation at the beginning of the period	40,651	41,160
Actuarial (gain)/ loss	11,382	1,536
Current service cost	721	2,203
Interest cost	1,628	1,643
Benefits paid	(914)	(808)
Past service cost	—	(3,936)
Currency translation	753	(1,147)
Present value of defined benefit obligation at the end of the period	54,221	40,651
The fair value of plan assets developed as follows:

	In EUR k
	As at Dec 31,
	2014	2013
Fair value of plan assets at the beginning of the period	4,708	3,998
Expected return on plan assets	179	125
Employer contributions	716	821
Employee contributions	144	182
Actuarial gain/(loss)	(43)	—
Benefits paid	(583)	(328)
Currency translation	471	(90)
Fair value of plan assets	5,592	4,708
The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies. These insurance policies do not have a quoted market price. The actual return on plan assets amounted to EUR 136k and EUR 125k for the years ended December 31, 2014 and 2013.
Financing as at December 31, 2014 and 2013 was as follows:

	In EUR k
	As at Dec 31,
	2014	2013
Defined benefit obligation	54,221	40,651
Fair value of plan assets	(5,592)	(4,708)
Pension provision	48,629	35,943
The total pension expense for continuing operations breaks down as follows:

	In EUR k
	As at Dec 31,
	2014	2013
Current service cost	721	2,203
Interest expense	1,628	1,643
Return on plan assets	(180)	(125)
Past service cost/(income)	—	(3,936)
Expected deferred compensation	—	(553)
Net pension expense/(income)	2,169	(768)
Effective at the end of 2013, all defined benefit plans in Germany were modified to close access to new participants and freeze benefits accrued under these plans at December 31, 2013 levels. Interest expense on the frozen obligation relating to these plans will continue to accrue. As a result of these modifications, certain actuarial assumptions were adjusted, principally those related to expected salary increases, resulting in a cumulative adjustment to past service cost of EUR (3,936)k in 2013 for the modification, in accordance with IAS 19.
The interest cost and return on plan assets is shown in the finance result, see note (6.4). The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension contributions for 2015 amounts to EUR 1,080k. The weighted average term of the pension obligation is 21.0 years (prior year 21.2 years).
The Group paid EUR 10,909k and EUR 10,754k for the years ended December 31, 2014 and 2013 for state defined contribution pension schemes (statutory pension insurance) in Germany and abroad. This amount is also recognized as personnel expenses (social security costs).

(7.9)	Other provisions
Other provisions are as follows:

	In EUR k			In EUR k
	As at Dec 31,
	2014			2013
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Personnel provisions	34,531	23,690	10,841	33,311	21,258	12,053
Provisions for emission rights	—	—	—	1,977	1,977	—
Provisions for sales and procurement	2,665	2,665	—	3,448	3,448	—
Provisions for environmental protection measures	1,720	488	1,232	1,748	487	1,261
Provisions for restoration	2,096	—	2,096	1,700	—	1,700
Restructuring Provisions	3,319	3,319	—	6,785	6,785	—
Other provisions	10,646	10,646	—	10,313	10,313	—
Total	54,977	40,808	14,169	59,282	44,268	15,014

Personnel provisions are recognized for a number of different contingencies. These include management bonuses and variable compensation, statutory phased retirement arrangements and other company early retirement agreements, accrued vacation, life working time arrangements and long-service obligations. The majority of the provisions will be utilized within five years.
The provision for emission rights represents the obligation to remit emission rights equal to the Company’s greenhouse gas emissions in the respective year by April 30 of the following year. Emission rights acquired in connection with the Acquisition of the Carbon Black business of Evonik where fully utilized in year 2013. Emission rights granted for free are not recognized, therefore obligation to remit emission rights as of December 2014 are also valued with zero.
Provisions for sales and procurement mainly relate to guarantee obligations, outstanding sales commissions, price reductions such as discounts and bonuses, purchased goods and services not yet invoiced. All the provisions will be utilized within the subsequent year.
Provisions for restoration and environmental protection measures are mandatory due to agreements, laws and requirements imposed by authorities. They include soil treatment, water protection, landfill restoration and soil decontamination obligations. A small amount of the recognized provisions will be utilized in the short term, while the majority will generally be utilized on a long-term basis after more than five years.
The provision for other obligations includes risks from legal disputes, administrative or fines proceedings, in particular in the areas of product liability and patent, tax, anti-trust, legal and advisory services. The restructuring in connection with the closing of the Sines (Portugal) plant in December 2013 was completed in 2014.
The Company does not anticipate any reimbursements related to the provisions recorded.
Other provisions developed as follows:

	In EUR k
	Personnel provisions	Provisions for emission rights	Provisions for sales and procurement	Provisions for environ- mental protection measures	Provisions for restoration	Restruc- turing provisions	Other provisions	Total
As at Dec 31, 2013	33,311	1,977	3,448	1,748	1,700	6,785	10,313	59,282
Reclass	(188)	—	—	—	—	—	188	—
Currency translation	1,075	—	76	(1)	233	—	210	1,593
Allocations	24,996	—	2,434	83	163	—	3,250	30,926
Utilization	(24,371)	(1,872)	(3,293)	(126)	—	(3,466)	(2,911)	(36,039)
Reversals	(778)	(105)	—	(2)	—	—	(404)	(1,289)
Unwinding of the discount/change in interest rate	486	—	—	18	—	—	—	504
As at Dec 31, 2014	34,531	—	2,665	1,720	2,096	3,319	10,646	54,977

(7.10)	Trade payables, other financial liabilities

	In EUR k			In EUR k
	As at Dec 31,
	2014			2013
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Euro and US Dollar senior secured notes	—	—	—	534,567	—	534,567
Liabilities to shareholders	—	—	—	256,161	—	256,161
Term Loan	674,030	4,185	669,845	—	—	—
Liabilities to banks (w/o term loan)	—	—	—	2,103	2,103	—
Trade payables	105,074	105,074	—	99,511	99,511	—
Liabilities from derivatives	98	98	—	4,081	633	3,448
Other financial liabilities	6,745	6,401	344	15,355	15,195	160
Total	785,947	115,758	670,189	911,778	117,442	794,336
Prior to the IPO of the Company, a refinancing took place and the existing financing (see below (b) to (d)) were replaced by term loans and new revolving credit facilities (see below (a) and (d)).
(a)    Term Loans
On July 25, 2014 Orion entered into a refinancing of its indebtedness. Orion entered into a new EUR-equivalent 665m credit facility term loan (term loan liability denominated in USD: 358m, term loan liability denominated in EUR: 399m) with original maturity date of July 25, 2021 (“Term Loans”). Interest is calculated based on EURIBOR (for EUR denominated loan), respectively LIBOR (for USD denominated loan) plus 3.75%-4.00% margin (depending on leverage ratio). For both EURIBOR and LIBOR a floor of 1.0% applies. On the basis of the current interest rate level in the EU and the US the new term loan bears interest of 5% per annum to be paid on a quarterly basis. The principal amount shall be repaid equal to 1% per annum at a minimum; Orion is free to make voluntary additional repayments.
Transaction costs incurred directly in connection with the issue of the Euro and US Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. The transaction costs incurred in 2014 amount to EUR 19,277k. In 2014, an amount of EUR 1,120k was recognized as finance costs in this regard (prior year: nil).
The carrying value as at December 31, 2014 includes the nominal amount of the term loans plus accrued unpaid interest less deferred transaction costs of EUR 18,157k.
(b)    Euro and US Dollar senior secured notes
The senior secured notes have been redeemed entirely in 2014.
The proceeds from the new term loan were used in July 2014 to redeem the remaining outstanding principal amount and all accrued interest of the Euro and US-Dollar senior secured notes as well as early redemption fees. Approximately EUR 309.4m and USD 304.1m including accrued interest were paid on July 25, 2014. In May 2014 an annual 10% optional redemption of the original aggregate principal amount of notes at a redemption price equal to 103% of the principal amount was exercised (a redemption of EUR 35.5m principal amount and USD 35.0m). The remaining principal amounts of both series of notes were redeemed at an early redemption price equal to 107.500% for the Euro-denominated notes and 107.219% for the U.S. Dollar-denominated notes. The aggregate early redemption fees in connection with the Refinancing amounted to EUR 38.1m.
The Terms of the redeemed senior secured notes were as follows:
In June 2011, Orion Engineered Carbons Bondco GmbH issued Euro-denominated senior secured notes with an aggregate principal amount of EUR 355m bearing interest of 10.000% p.a. The issue price was 100% of the aggregate principal amount. The Euro-denominated senior secured notes originally matured on June 15, 2018. Interest was payable at half-yearly intervals as at June 15 and December 15. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid EUR 35.5m to the lenders. Also in June 2011, the Company issued US Dollar-denominated senior secured notes with an aggregate principal amount of USD 350m, translated at a rate of EUR/USD 1.4308 as at the date of the transaction (July 29, 2011) (EUR 244.6m) bearing interest of 9.625% p.a. The issue price was 100% of the aggregate principal amount. The US Dollar-denominated senior secured notes matured on June 15, 2018. Interest was payable at half-yearly intervals as at June 15 and December 15. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid USD 35m to the lenders.

Transaction costs incurred directly in connection with the issue of the Euro and US Dollar denominated senior secured notes, thereby reducing their carrying amount, amortized as finance costs over the term of the notes. Transactions costs (EUR 8.6m) incurred in connection with the revolving credit facility were also deferred and amortized as finance costs over the term of the facility (until June 10, 2017). The historical transaction costs for senior secured notes totaling EUR 28,864k were deferred and amortized as finance costs for the senior secured notes over the term using the effective interest method (for EUR 20.3m) and for the super senior revolving facility on a straight line basis over the term of the facility (for EUR 8.6m). In 2014, EUR 2,024k was released on a pro rata basis until redemption on July 25, 2014 (prior year EUR 5,220k). EUR 1,313k (prior year EUR 3,799k) thereof relates to the Euro and US Dollar-denominated senior secured notes. Unamortized transaction costs amounted EUR 16,292k as of the redemption dates were fully written off. EUR 12,030k thereof relates to the Euro and US Dollar-denominated senior secured notes.
(c)    Liabilities to shareholders
Liabilities to shareholders related to a fully subordinated loan granted at the time of the acquisition with a nominal value of EUR 277,450k in form of Preferred Equity Certificates (“B PECs”) by Kinove Luxembourg Holdings 1 S.à r.l., Luxembourg (Kinove Holdings). In 2014 as part of the refinancing Orion also discharged its B PECs (shareholder loan) in full (including all accrued yield to the discharge date) by paying USD 110m cash to Kinove Holdings. The remaining amount of B PECS after this payment (USD 285.9m) was contributed in an amount of EUR 15.9m into subscribed capital and the remainder was treated as an equity contribution in an amount of EUR 196.4m (see also note (7.7) (b)).
The B PECs and the accrued interest and compound interest thereon were initially due on July 28, 2021. The originally agreed non-market interest rate of 10.0% gave rise to a discount of EUR 55,842k on July 28, 2011, which was recognized as other capital reserves in equity in 2011 and was charged to interest expense over the term of the B-PECs using the effective interest method. On February 1, 2013, Orion changed the terms and conditions of its fully subordinated shareholder loan issued in form of B PECs to Kinove Holdings. The terms and conditions of the B PECs, which were initially due on July 28, 2021, were modified. The term was shortened by two years and the B PECs outstanding at the date of amendment were converted from Euro into US-Dollar. Additionally, semi-annual payments of interest were agreed. Yield comprises of a base rate of 0.1% and an additional rate. The additional rate meant the difference between (i) all proceeds received or accrued in a semi-annual yield period from Orion’s investment and (ii) the sum of the base rate and the spread. For 2013 this resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment. In terms of the IFRS valuation, this transaction changed the amount recognized in the capital reserves from EUR 55.8m to EUR 19.1m. In connection with the discharge of B PECs the unamortized portion of EUR 16.1m recorded in other reserve was released (see also note (7.7)).
(d)    Revolving credit facility
To generally safeguard the Company’s liquidity, the Company has entered into revolving credit facilities (RCF).
As part of the refinancing on July 25, 2014 the existing revolving facility was replaced by a EUR 115m multicurrency revolving credit facility with original maturity date July 25, 2019. Interest is calculated based on EURIBOR (for EUR drawings), and LIBOR (for USD drawings) plus 2.5%-3.0% margin (depending on leverage ratio). This revolving credit facility has not been drawn. Transactions costs (EUR 2,752k) incurred in connection with the revolving credit facility are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until July 25, 2019). During 2014 transaction costs of EUR 229k were amortized. Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 amount to EUR 2,523k as at December 31, 2014.
(e)    Liabilities from derivatives
EUR 98k (prior year: EUR 4,005k) of liabilities from derivatives totaling EUR 98k (prior year: EUR 4,081k) relates to the fair value of current foreign currency derivatives and EUR nil relates to the fair value of purchase and sale contracts (commodity derivatives) (prior year: EUR 76k of which EUR 76k was non-current).

(7.11)	Deferred and current taxes

Deferred tax assets	In EUR k
	As at Dec 31,
	2014	2013
Assets
Intangible assets	1,077	234
Property, plant and equipment	2,756	375
Financial assets	4,049	2,292
Inventories	2,806	2,464
Receivables, other assets	3,763	842
Liabilities
Provisions	16,002	16,424
Liabilities	14,068	10,898
Loss carryforwards	30,052	20,789
Interest carryforwards	—	612
Total deferred tax assets	74,573	54,930
Netting with deferred tax liabilities	(17,489)	(11,825)
Deferred tax assets (net)	57,084	43,105

Deferred tax liability	In EUR k
	As at Dec 31,
	2014	2013
Assets
Intangible assets	1,310	590
Property, plant and equipment	32,985	34,440
Financial assets	5,196	731
Inventories	221	649
Receivables, other assets	10,134	11,560
Liabilities
Provisions	5,411	5,750
Liabilities	6,513	1,902
Total deferred tax liabilities	61,770	55,622
Netting with deferred tax assets	(17,489)	(11,825)
Deferred tax liabilities (net)	44,281	43,797
Net deferred tax	(12,803)	692
Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards can be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.
As of December 31, 2014 and 2013 certain loss carryforwards were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.
The following tax loss and interest carryforwards were recognized as at December 31, 2014 and 2013 (gross amounts):

	In EUR k
	As at Dec 31,
	2014	2013
Corporate income tax loss carryforwards	111,008	89,688
Trade tax loss carryforwards	74,985	39,475
Interest carryforwards for tax purposes	—	2,227
Total	185,993	131,390
No deferred tax assets were recognized for the following items (gross amounts):

	In EUR k
	As at Dec 31,
	2014	2013
Deductible temporary differences	29,087	25,038
Corporate income tax loss carryforwards	121,360	70,111
Trade tax loss carryforwards	—	645
Interest carryforwards for tax purposes	7,314	7,314
Total	157,761	103,108
The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 114,616k (prior year: EUR 65,323k). EUR 5,534k (prior year: EUR 5,434k) expires within 2 to 5 years.
No deferred taxes were recognized on a taxable temporary difference of EUR 2,595k (prior year: EUR 1,827k) in connection with subsidiaries (IAS 12.39).
Tax expense/income was as follows taking into account direct equity postings and expenses and income from continuing operations:

	In EUR k
	As at Dec 31,
	2014	2013	2012
Tax expense from continuing activities	(17,424)	(7,531)	(8,918)
Tax income recognized directly in equity	3,887	214	2,941

(8)	Notes to the statement of cash flows
Significant non-cash expenses for the year ended December 31, 2014 mainly consists of unrealized foreign currency losses on our new USD 358m bank term loan amounting to EUR 28,920k due to the Euro depreciating against the U.S. Dollar from 1.3461 EUR/USD as at July 25, 2014 to 1.2141 EUR/USD as at December 31, 2014, discharged capitalized transaction expenses from our redeemed bond financing and revolving credit facility of EUR 16,292k and release of unrealized losses of EUR 9,931k recorded in other comprehensive income due to restructuring of our internal financing structure in fourth quarter. In 2013 and 2012 significant non-cash expenses resulted from interest on the liabilities to shareholders granted by Kinove Holdings of EUR 14,418k and EUR 29,219k and the amortization of capitalized transaction costs of EUR 5,220k and EUR 3,608k.

(9)	Other notes

(9.1)	Capital management
Equity within the meaning of our capital management means invested capital. This consists of the reported equity and the term loans issued less reported cash and cash equivalents.
The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and demonstrates an optimized cost structure to minimize cost of capital in order to support its business and maximize shareholder value, thereby safeguarding the Group’s ability to continue as a going concern. In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-

bearing loans and borrowings that define capital structure requirements. Management monitors continuously to meet the covenants to avoid potential premature payment of our RCF (which has never been drawn). Covenant testing does not affect maturity of senior secured notes as long as the RCF is not drawn.
The capital management goals, guidelines and procedures as described in the following sections have remained unchanged since the Group commenced operations on July 29, 2011.
As at December 31, 2014 and 2013 invested capital consists of the following:

	Interest rate	Maturity	Comment	In EUR k
				As at Dec 31,
				2014	2013
Reported equity	N/A	N/A		55,265	(74,251)
Liabilities to shareholders (see note (7.10(c)))	10.57% p.a.	Jul 27, 2021 (new: Jul 16, 2019)	Due at maturity, semi annually interest payments	—	256,161
Senior secured notes (see note (7.10(b)))	10% p.a. (Euro) or 9.625% p.a. (US Dollar)	Jun 15, 2018	Due at maturity, semi annually interest payments	—	534,567
Term Loans (see note (7.10(a)))	EURIBOR / LIBOR (Floor 1%) plus 3.75%-4.00% Margin depending on Leverage	July 25, 2021	1% minimum repayment / year; voluntary additional repayments	674,030	—
Cash and cash equivalents	N/A	N/A	N/A	(70,544)	(70,478)
Total invested capital				658,751	645,999

(9.2)	Additional disclosures on financial instruments
The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement .

	In EUR k
	2014	2013	2012	2014	2013	2012
	Loans and receivables			Financial assets held for trading
Income from the reversal of bad debt allowances	—	189	476	—	—	—
Income from the currency translation of monetary items	—	1,203	5,989	—	—	—
Income from the valuation of derivatives	—	—	–	30,088	3,264	4,787
Result from loans and receivables	943	127	98	—	—	—
Income from exchange differences	—	4,392	3,724	—	—	—
Other interest-like income	204	342	817	—	—	—
Total	1,147	6,253	11,104	30,088	3,264	4,787

	In EUR k
	2014	2013	2012	2014	2013	2012
	Liabilities held for trading			Liabilities measured at amortized cost
Income from the currency translation of monetary items	—	—	—	9,560	—	—
Expenses from the currency translation of monetary items	—	—	—	(51,792)	(13,560)	(6,572)
Expenses from the valuation of derivatives	(3,144)	(2,209)	(4,241)	—	—	—
Interest expenses from loans	—	—	—	(69,174)	(97,286)	(96,134)
Other interest-like expenses	—	—	—	(57,663)	(416)	(876)
Total	(3,144)	(2,209)	(4,241)	(169,069)	(111,262)	(103,582)

The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. In addition, the Company presents the fair values of the categories as at December 31, 2014 and 2013.
The table below shows the reconciliation of the financial assets and liabilities:

	In EUR k
	2014	2013	2014	2013
	Carrying amount		Fair value
Loans and receivables
Trade receivables	199,486	197,623	199,486	197,623
Loans	1,358	1,518	1,358	1,518
Miscellaneous financial assets	1,141	184	1,141	184
Cash and cash equivalents	70,544	70,478	70,544	70,478
Total	272,529	269,803	272,529	269,803

Financial assets held for trading
Receivables from derivatives	4,433	453	4,433	453

Available–for–sale financial assets
Miscellaneous financial assets	–	173	–	173
Total financial assets	276,962	270,429	276,962	270,429

Liabilities measured at amortized cost
Euro and US Dollar-denominated senior secured notes	—	534,567	—	604,472
Liabilities to shareholders	—	256,161	—	286,110
Term loan	674,030	—	692,187	—
Liabilities to banks (w/o term loan)	—	2,103	—	2,103
Trade payables	105,074	99,511	105,074	99,511
Other financial liabilities	6,745	15,355	6,745	15,355
Total	785,849	907,697	804,006	1,007,551

Liabilities held for trading
Liabilities from derivatives	98	4,081	98	4,081
Total financial liabilities	785,947	911,778	804,104	1,011,632

The table below presents the allocation of the fair values to the hierarchy levels.

	In EUR k
	As at Dec 31,
	2014	2013	2014	2013	2014	2013
	Level 1		Level 2		Level 3
Financial assets measured at fair value
Receivables from derivatives	—	—	4,433	453	—	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	—	98	4,081	—	—
Liabilities for which fair values are disclosed:
Euro and US Dollar-denominated senior secured notes	—	—	—	604,472	—	—
Liabilities to shareholders	—	—	—	286,110	—	—
Term loan	—	—	692,187	—	—	—

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts, commodity forward contracts and interest rate caps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at December 31, 2014, fair value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.
The fair values of our term loans are estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and compared against institutional quotes.
The following tables show a current and non-current classification for currency, interest rate and commodity derivatives:

	As at Dec 31,
	2014	2013	2014	2013	2014	2013
	Total		Thereof current		Thereof non-current
	In EUR k
Receivables from foreign currency derivatives	166	397	166	397	—	—
Receivables from interest rate derivatives	4,267	—	—	—	4,267	—
Receivables from commodity derivatives	—	56	—	56	—	—
Total receivables from derivatives	4,433	453	166	453	4,267	—
Liabilities from foreign currency derivatives	98	4,005	98	4,005	—	—
Liabilities from interest rate derivatives	—	—	—	—	—	—
Liabilities from commodity derivatives	—	76	—	—	—	76
Total liabilities from derivatives	98	4,081	98	4,005	—	76
According to financial risk management goals (see note(9.3) Financial risk management) the group enters into derivatives. Depending on the impact on financial statements, the Group decides to account currency, interest rate and commodity derivatives as cash flow hedges if the criteria for hedge accounting are met.
Planned commodity purchases are hedged against price fluctuations in the fiscal year using commodity swaps with a fair value of EUR nil, (prior year: EUR (20)k).
In 2014, net income of EUR 1,516k arising from the valuation of derivatives (prior year’s net expense EUR 93k) was included in the financial result and net expenses of EUR 1,529k arising from the valuation of derivatives (prior year EUR 663k) were included in the operating result.

In 2014, a total of EUR 1k unrealized losses from cash flow hedges that had been recognized in other comprehensive income was reversed into finance result (prior year: EUR 33k unrealized gains).
(9.3)    Financial risk management
Overview
The Group is exposed to the following risks as part of its normal business activities:
•    Market risk, consisting of interest rate risk, currency risk and commodity risk
•    Liquidity risk
•    Credit risk
The Company’s corporate policy focuses primarily on limiting these risks for the Group’s business value and the operating performance to soften the impact of negative cash flow and earnings fluctuations without passing up opportunities from positive market developments. For this purpose, the Company established a systematic financial and risk management system. Interest rate and currency risks are managed centrally by Orion.
Commodity risks are recorded by the Group’s business units and managed centrally pursuant to existing group guidelines.
Derivative financial instruments are used to reduce risk. They fully relate to the corresponding underlying. In the area of currency risk management, standard market products such as forward exchange contracts, options and currency swaps are used.
(a)    Market risk
Market risk can generally be divided into interest rate, currency and commodity risks. Currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant companies and through payments of foreign currency debt.
The objective of currency management is to hedge the operations of these companies against income and cash flow fluctuations arising from exchange rate changes in these currencies in so far as this is economically viable and practicable. Identified items are therefore fully hedged directly after initial recognition. Contrary effects from the offsetting of credit and debit items are taken into account in the process. Subsidiaries hedge risks in close cooperation with Corporate Treasury. Exchange rate fluctuations and commodity price fluctuations resulting from trade are mostly passed through to customers.
Interest rate risk
Interest rate risk management aims to protect the consolidated profit or loss from negative effects from market interest rate fluctuations.
Both Euro and US-Dollar denominated Term Loans, as well as the previous and current revolving credit facilities have variable interest rates based on EURIBOR respectively LIBOR reference rates. The term loans include a floor at 1% p.a., i.e. the applicable minimum reference rates are set at 1% p.a. To reduce interest rate risk the Group has entered into interest rate caps on August 28, 2014 and September 2, 2014 as indicated below:

In Currency k				Nominal Amount at Year End
Currency	Strike	Start Date	Expiry Date	2014	2015	2016	2017	2018
EUR	1%	31.12.2014	31.03.2021	375,000	325,000	275,000	200,000	150,000
USD	2.5%	31.12.2014	31.03.2021	350,000	300,000	250,000	200,000	125,000
Total[1]				663,279	572,097	480,914	364,731	252,957
1)EUR/USD exchange rate of 1.2141
Cash flow hedges
The Group has designated, as of November 28, 2014 the entire interest rate caps denominated in EUR with an initial nominal amount of EUR 375m against term loans denominated in EUR with nominal amount of EUR 375m, as well as the entire interest rate caps denominated in USD with an initial nominal amount of USD 350m against term loans denominated in USD with nominal amount of USD 350m with respect to quarterly interest payments exceeding a 3-months-Euribor rate of 1.0% and a 3-months-USD-LIBOR rate of 2.5% respectively. The Group has performed a hedge effectiveness test based on the critical terms match method (prospectively) and the dollar offset test (retrospectively), both on designation date and as of December 31, 2014 which confirmed hedge effectiveness.
The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as at December 31, 2014 and 2013 assuming that all other variables remain unchanged. Furthermore changes in USD/EUR currency rates would have an impact on our interest exposure and vice versa changes in interest rates would also have a related impacted on our foreign currency (USD) exposure, which is discussed below. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the revolving credit facilities were utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan as well as a hypothetical change in interest rate of the revolving credit facilities on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2014, 2013 and 2012 is as follows:

	As at Dec 31,
	2014		2013		2012
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	In EUR k
Increase (decrease) in the interest expense	842	(842)	906	(906)	947	(947)
Increase (decrease) in the loss before taxes	842	(842)	906	(906)	947	(947)
Please note that the current RCF has not been drawn to date.
Currency risk
Currency risks primarily stem from future cash flows related to interest payments and the US Dollar-denominated term loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.
The table below shows the sensitivity with regard to the effect of a change in the Euro/US Dollar exchange rate using the outstanding amount and the interest for the US Dollar-denominated term loan, respectively the shareholder loan for prior periods. Furthermore changes in interest rates would have an impact on our foreign currency (USD) exposure and vice versa changes in USD/EUR currency rate would also have a related impacted on our interest exposure, which is discussed above.
A fluctuation of the Euro/US Dollar exchange rate of 10% as at December 31, 2014, 2013 and 2012 with other conditions remaining unchanged would have the following effect on Orion’s consolidated profit or loss before taxes:

	As at Dec 31,
	2014		2013		2012
	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	In EUR k
Decrease (increase) in the loss of foreign exchange rate	27,976	(34,192)	25,946	(31,712)	23,793	(29,080)
Increase (decrease) in income before taxes	27,976	(34,192)	25,946	(31,712)	23,793	(29,080)
Commodity risk
Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.
Raw materials are purchased exclusively to cover own requirements.

The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.
For example, price volatility is offset by means of price adjustment clauses in supply agreements with customers.
The price risk mainly relates to the oil price which significantly influences the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the sales department only makes price adjustments on certain deferred cut-off dates. The residual risk arising from this time delay is monitored continually. Currently, there are no derivative financial instruments utilized as the risk from the time delay was minimized significantly by reducing the time needed for price adjustments.
In addition to the change in the market prices of relevant raw materials and primary and intermediate products, their availability is an important factor. The Group endeavors to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials.
(b)    Liquidity risk
The liquidity risk is managed centrally on the basis of the business plan which ensures that the funds required financing the business operations and current and future investments in all group entities are available in good time and in the currency required at optimum costs.
As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are analyzed and liquidity plan is formulated.
Orion held the following liquid funds as at December 31, 2014 and 2013:
Cash and cash equivalents:                  EUR 70.5m and EUR 70.5m
Revolving credit facility, uncalled:        EUR 115m and USD 250m (EUR 181.27m)
As at December 31, 2014 and in the period up to approval of the financial statements none of the facility was used. EUR 1.7m of the RCF was utilized for guarantees (that were not recognized in the statement of financial position).
The following tables show the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts. Implied three months EUR and USD forward rates as from December 31, 2014 were used to convert foreign currency cash flows in reporting currency.
As at December 31, 2014:

In EUR mill	2015	2016	2017	2018	Thereafter	Total
Debt:[1]
to third parties	6.9	6.9	6.9	6.9	664.4	692.0
from derivatives	0.1	—	—	—	—	0.1
trade payables	105.1	—	—	—	—	105.1
Borrowing cost:[2]
to third parties	35.0	35.5	37.2	38.2	97.5	243.4
from derivatives	—	—	—	—	(0.2)	(0.2)
Total	147.0	42.4	44.1	45.1	761.7	1,040.3
1) A EUR/USD of 1.2141 exchange rate assumed at the date of repayment
2) Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.2141
The disclosed financial derivative instruments in the above table are the net undiscounted cash flows. There are no material differences between gross and net cashflows from financial derivative instruments.
The following table shows the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:
As at December 31, 2013:

In EUR mill	2014	2015	2016	2017	Thereafter	Total
Debt:[1]
to third parties	2.8	0.2	—	—	547.9 1)	550.9
to affiliated companies	12.3	—	—	—	273.1 1)	285.4
from derivatives	0.6	—	3.4	—	—	4.0
trade payables	99.5	—	—	—	—	99.5
Borrowing cost:[2]
to third parties	53.9 2)	53.9	53.9	53.9	27.0 1)	242.6
to affiliated companies	29.3 2)	29.3	29.3	29.3	45.0	162.2 3)
Total	198.4	83.4	86.6	83.2	893.0	1,344.6
1) A EUR/USD of 1.2141 exchange rate assumed at the date of repayment
2) Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.2141
3) Assuming that interest on "new" shareholder loan are going to be paid regularly until the maturity date July 16, 2019
(c)    Credit risk
Our maximum credit risk equals to the total carrying amount of our financial assets.
For the purpose of credit risk management, credit risks are divided into three categories and treated according to their specific features:
Credit risks for debtors, country risks and credit risks at financing partners.
The Group manages credit risks centrally for all business units.
A comprehensive internal limit system is used to analyze and monitor debtor credit risk on an ongoing basis.
Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers based in countries with high risk are generally covered by letters of credit or credit insurance. As at December 31, 2014, 36 customers owed Orion more than EUR 1m each, which accounted for 59% (prior year: 37 customers accounting for 61%) of outstanding receivables. Five customers had outstanding accounts of more than EUR 5m, representing 26% (prior year: seven customers representing 33% ) of total receivables.
Due to the variety of transactions and the large number of customers, there are no significant risk concentrations.
For financing partners, a specific limit for each risk type (money market, capital market and derivatives) is utilized.
As part of the credit analysis, maximum limits are set for each contracting partner. To this end, the Company uses ratings of international rating agencies and its own internal credit checks.

(9.4)	Related parties
The Group has related parties in addition to the subsidiaries included in the consolidated financial statements.
Related parties are Kinove Holdings and a co-investor as majority shareholders of Orion Engineered Carbons S.A., shareholders of Kinove Holdings and the co-investor and the sister companies of Orion in the groups of these direct and indirect shareholders and joint ventures of Orion that are accounted for using the equity method.
On July 25, 2014 Orion discharged its fully subordinated shareholder loan issued in form of B PECs to Kinove Holdings. In 2014 effective interest expenses of EUR 17,907k (prior year EUR 32,305k) were recognized. Accrued yields of EUR 14,954k for period August 1, 2013 until January 31, 2014 were paid on February 3, 2014. Yields of EUR 14,301k up to discharge date were paid as part of a cash settlement of USD 110m on July 25, 2014. Of the remaining amount of B PECS after this payment (USD 285.9 m), EUR 15.9m was contributed into subscribed capital and the remaining EUR 196.4m was treated as an equity contribution. We refer to section (7.10)(c) for further details.
As of December 31, 2014 all liabilities to our shareholders were discharged. The nominal liability at prior year amounted to EUR 285,410k.
Orion received advisory services from certain entities of the Principal Shareholders up to July 25, 2014 under a consulting and support agreement. No amounts were payable as of December 31, 2014. An amount of EUR 1,595k, EUR 3,210k and EUR 3,149k was recognized as an expense for the years ended December 31, 2014, 2013 and 2012 respectively for such services. The consulting and support agreement has been terminated in connection with the initial public offering.
The following table shows the change of the balances from in-house banking as well as interest income as at December 31, 2014, 2013 and 2012:

	In EUR k
	As at and for the years ended Dec 31,
	2014		2013		2012
	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income
Kinove Luxembourg Holdings 1 S.à r.l.	2	—	217	8	268	7
With the exception of the above mentioned yield on B PECs, all transactions with related parties were concluded at arm’s length.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.
Since the beginning of 2012, certain members of the administrative board, corporate management and senior management (“the co-invested managers”) have acquired shares on the basis of a co-investment program (“CIP”) of Kinove Luxembourg Coinvest S.C.A. which holds 10% of the shares in Orion Engineered Carbons S.A.
The CIP qualifies as an equity settled share-based payment plan because the terms and conditions under which the participating manager acquired the shares include defined lock-up periods and neither Orion Engineered Carbons S.A. nor any other group entity have an obligation to settle the share-based payment.
As at December 31, 2014, the co-invested managers indirectly held 8% of the shares in Orion Engineered Carbons S.A. The co-invested managers acquired 4.2% of the shares in the beginning of 2012, 1.8% in the second half of 2012 and 2.0% in the second half of 2013. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in Orion Engineered Carbons S.A. as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Consequentially, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Expenses for remuneration to corporate management and other members of management amounted to EUR 4,648k, EUR 8,259k and EUR 3,496k, respectively, for the years ended December 31, 2014, 2013 and 2012 and comprised - expect for the pension benefits - exclusively short-term benefits. The following table presents compensation, including social security costs, pension expenses and other personnel expenses for the years 2012 through 2014:

	In EUR
	Years ended Dec 31,
	2014	2013	2012
Wages & salaries	3,893,272	6,861,782	2,846,766
Social security costs	79,447	133,489	89,154
Pension expenses	374,822	402,303	148,793
Other personnel expenses	300,535	861,175	411,617
Total	4,648,076	8,258,749	3,496,330

Orion has no other significant business relationships with related parties.

(9.5)	Contingent liabilities and other financial obligations
As at December 31, 2014 and 2013 contingent liabilities and other financial obligations break down as follows:
The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity:

Maturity	In EUR k
	As at Dec 31,
	2014	2013
Less than one year	3,314	3,423
1 to 2 years	2,130	2,162
2 to 3 years	953	1,323
3 to 4 years	696	660
4 to 5 years	643	432
More than 5 years	2,709	1,922
Total	10,445	9,922
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	In EUR k
	As at Dec 31,
	2014	2013
Less than one year	103,078	205,687
1 to 5 years	250,990	407,737
More than 5 years	116,871	227,883
Total	470,939	841,307
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.
In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a settlement proposal presented by the Company. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would have defenses to EPA/DOJ’s allegations.
While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that Cabot Corporation, a competitor, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of the date of this report, none of the Company’s other domestic competitors have announced settlements with the government.
Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.
The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.
This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations, in the reporting period in which the costs are incurred or provided for.
South Korean Tax Audit
A tax audit for our South Korean operations for 2011 concluded in December 2014 by way of final settlement. The South Korean tax authorities questioned among other matters the valuation assigned to our acquisition of those operations from Evonik in 2011. A different valuation would have resulted in different capital gains tax due to the South Korean authorities. As the acquirer, we are obliged to pay over those capital gains tax as withholding agent on behalf of Evonik. After extensive discussions - involving Evonik and the South Korean tax authorities- a mutual assessment regarding the valuation was reached and accepted by all parties in November 2014. Evonik furthermore accepted to hold us harmless and reimbursed in full our withholding tax obligation. Reimbursement in this regard was received in December 2014 which we have passed through to the South Korean tax authorities in December 2004. All other matters raised during the audit were concluded without material impact on the Company's result of operations or cash flow and are reflected in these consolidated financial statements.
South Korean Labor Negotiations
The Company finalized negotiations with the South Korean labor unions that represent our unionized employees in connection with a recent South Korean Supreme Court decision in December 2013 pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances should be included in ordinary wages, which form the basis for setting the overtime allowances. Our negotiations with the unions led to a settlement on the ordinary wage matter without material impact on the Company’s results of operations or cash flows and is reflected in these consolidated financial statements.
Pledges and guarantees
The following group companies jointly and severally declared a first ranking pledge over the collection of assets in separate agreements for the banking syndicate for the term loans and RCF on July 25, 2014:

•	Orion Engineered Carbons Holdco S. A. S.

•	Orion Engineered Carbons S. A. S.

•	Orion Engineered Carbons Holdings GmbH

•	Orion Engineered Carbons Bondco GmbH

•	Orion Engineered Carbons GmbH

•	Orion Engineered Carbons International GmbH

•	Orion Engineered Carbons Holdco S. r. l.

•	Orion Engineered Carbons S. r. l.

•	Orion Engineered Carbons Korea Co.,Ltd

•	Orion Engineered Carbons Co.,Ltd

•	Orion Engineered Carbons S.A.

•	Orion Engineered Carbons sp. z o.o.

•	Orion Engineered Carbons Holdco AB

•	Norcarb engineered Carbons AB

•	Orion Engineered Carbons USA Holdco LLC

•	Orion Engineered Carbons LLC
The pledge serves as collateral for claims arising out of the credit agreement for USD 358m Initial Dollar Term Loan, EUR 399m Initial Euro Term Loan and EUR 115m multicurrency revolving facility dated July 25, 2014.
As at December 31, 2014 Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG with a total amount of EUR 547k in favor of Evonik Industries AG that is unchanged compared to prior year; a bill of lading ("Konnossement") with a volume of EUR 33k issued by Commerzbank AG that is unchanged compared to prior year; six guarantees with a total volume of EUR 14,665k issued by Atradius Credit Insurance N.V. (in prior year five guarantees with a total volume of EUR 14,117k issued by Atradius Kreditversicherungs AG) and one guarantee by Euler Hermes SA of EUR 2,995k (prior year: nil). None of these guarantees reduce the possible utilization limit of the current RCF.

(10)	Events after the reporting date
No material events after reporting occurred until the signing date of these consolidated financial statements.
Luxembourg, February 27, 2015
Orion Engineered Carbons S.A.
The Management

Jack Clem	Charles Herlinger

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Association of Orion Engineered Carbons S.A. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished on July 31, 2014 (File No. 001-36563))
2.1	Form of Specimen of Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-1 filed on July 14, 2014 (File No. 333-196593))
4.1	Orion Engineered Carbons S.A. 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed on August 5, 2014 (File No. 333-197879))
4.2	Orion Engineered Carbons S.A. 2014 Non-Employee Director Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on August 5, 2014 (File No. 333-197879))
4.3	Registration Rights Agreement among the Company, Kinove Holdings and Luxco Coinvest, dated as of July 30, 2014
4.4
Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished on July 31, 2014 (File No. 001-36563)

8.1	List of Subsidiaries of Orion Engineered Carbons S.A.
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 5, 2015	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer