Form 20-F
period 2015-12-31
Orion Engineered Carbons S.A.
filed 2016-03-04
CIK 1609804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2015
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number: 001- 36563

ORION ENGINEERED CARBONS S.A.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of Principal Executive Office)

christian.eggert@orioncarbons.com
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
Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐
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
In this report, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union (the “EU”) relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America and references to “Korean Won” are to the lawful currency of the Republic of Korea.
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
Reconciliation of Non-IFRS Financial Measures
The non-IFRS financial measures contained in this report are unaudited (except for Adjusted EBITDA, being the total of our Adjusted EBITDA by segment) and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see “Item 5. Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures.”

INDUSTRY, RANKING AND OTHER DATA
Information included in this report relating to industries, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, average prices and other industry data pertaining to our business consists of estimates based on data reports compiled by professional third-party organizations and analysts, on data from external sources, on our best knowledge of our sales and industries in which we operate and on our own calculations based on such information. In many cases we are required to rely on internally developed estimates because there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate industry-related analyses and estimates. While we have compiled, extracted and reproduced industry data from external sources, including third-party, industry or general publications, we have not independently verified the data and cannot guarantee its accuracy or completeness. Similarly, while we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot guarantee their accuracy. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this report.
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
NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions.
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
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries and markets in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	current and potentially future investigations and enforcement actions by the EPA or other governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	tax audits, litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro and the Eurozone debt crisis, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	potential conflicts of interests with our principal shareholders;

•	effect of exchange rate fluctuations on U.S. Dollar amounts received in dividends;

•	our status as a foreign private issuer; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
In light of these risks, our results could differ materially from the forward-looking statements contained in this report. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see “Item 3. Key Information—D. Risk Factors.”

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information

A.	Selected Financial Data
The following table sets forth selected historical financial information for fiscal years 2015, 2014, 2013, 2012 and 2011 and as of December 31, 2015, 2014, 2013, 2012 and 2011. The financial information for fiscal years 2015, 2014 and 2013 and balance sheet information as of December 31, 2015 and 2014 has been derived from our audited consolidated financial statements included elsewhere in this report. The financial information for fiscal years 2012 and 2011 and balance sheet information as of December 31, 2013, 2012 and 2011 has been derived from our audited consolidated or combined financial statements, which are not included in this report. This information should be read in conjunction with the consolidated financial statements included elsewhere in this report, the related notes and other financial information included herein, as well as in conjunction with quarterly financial information previously furnished to the Securities and Exchange Commission (the “SEC”).
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

	Successor					Predecessor
Income Statement Data	Year Ended December 31,				Period Ended December 31,	Period Ended July 29,
	2015	2014	2013	2012	2011	2011
(in € million)
Revenue	1,111.8	1,318.4	1,339.6	1,397.5	545.1	780.6
Cost of sales	(791.5)	(1,017.3)	(1,070.8)	(1,116.0)	(455.1)	(611.5)
Gross profit	320.3	301.1	268.8	281.6	89.9	169.1

Selling expenses	(108.1)	(99.6)	(92.1)	(96.2)	(42.1)	(61.2)
Research and development costs	(13.4)	(13.0)	(10.1)	(9.5)	(4.8)	(5.8)
General and administrative expenses	(62.1)	(54.6)	(52.5)	(54.3)	(14.1)	(19.3)
Other operating income	7.5	4.4	8.3	18.5	12.1	145.0
Other operating expenses	(21.8)	(34.0)	(38.7)	(52.5)	(57.0)	(31.7)
Operating result (EBIT)	122.4	104.3	83.8	87.6	(16.0)	196.0
Finance income	17.3	39.3	17.1	5.2	7.6	0.3
Finance costs	(73.4)	(182.7)	(112.7)	(103.1)	(76.0)	(12.0)
Share of profit or loss of joint ventures	0.5	0.5	0.4	0.4	0.2	0.5
Financial result	(55.7)	(142.8)	(95.2)	(97.5)	(68.3)	(11.3)
Profit or (loss) before income taxes	66.7	(38.5)	(11.4)	(9.8)	(84.3)	184.7
Income taxes	(23.8)	(17.4)	(7.5)	(8.9)	9.8	(62.1)
Profit or (loss) for the period	42.9	(55.9)	(19.0)	(18.7)	(74.5)	122.7

Earnings Per Share - basic (€ per share)(1)	0.72	(1.11)	(0.43)	(0.43)	(1.70)	2.80
Earnings Per Share - diluted (€ per share)(1)	0.72	—	—	—	—	—
Dividends per share (€ per share)	0.67	0.67	—	—	—	—

	Successor					Predecessor
Statement of Cash Flows Data	Year Ended December 31,				Period Ended December 31,	Period Ended July 29,
	2015	2014	2013	2012	2011	2011
(in € million)
Cash flows from (used in)operating activities	214.4	172.4	190.9	177.1	16.8	5.6
Cash flows from (used in) investing activities	(74.8)	(64.5)	(77.2)	(71.3)	(787.7)	(19.8)
Cash flows from (used in) financing activities	(143.5)	(110.0)	(114.7)	(131.1)	861.0	27.1

Balance Sheet Data	As of December 31,
	2015	2014	2013	2012	2011
(in € million)
Cash and cash equivalents	65.3	70.5	70.5	74.9	98.9
Property, plant and equipment	385.9	358.2	333.5	334.6	325.5
Total assets	970.5	1,022.2	1,007.0	1,092.7	1,141.7
Total liabilities	920.8	966.9	1,081.2	1,089.5	1,118.0
Total equity(1)	49.7	55.3	(74.3)	3.2	23.7

(1)	Our share capital as of December 31, 2015 was €59,635,126, represented by 59,635,126 common shares with no par value.
Our reporting currency is the Euro. Fluctuations in the exchange rate between the Euro and the U.S. Dollar will affect the U.S. Dollar amounts received by owners of our common shares on conversion of dividends, if any, declared in Euro on the common shares and will affect the U.S. Dollar price of our common shares on the New York Stock Exchange (the “NYSE”). The following tables set forth, for the periods and dates indicated, the period end, average, high and low exchange rates in U.S. Dollars per €1.00.
Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
September 2015	1.1162	1.1228	1.1358	1.1104
October 2015	1.1042	1.1228	1.1437	1.0963
November 2015	1.0562	1.0726	1.1026	1.0562
December 2015	1.0859	1.0888	1.1025	1.0573
January 2016	1.0832	1.0865	1.0964	1.0743
February 2016 (through February 26, 2016)	1.0932	1.1104	1.1362	1.0888
Exchange Rates for the Previous Five Years Ended December 31, 2015

	Period End	Average Rate(2)	High	Low
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average of the month-end rates during the relevant period.
Our inclusion of these exchange rates and other exchange rates specified elsewhere in this report should not be construed as representations that Euro amounts included in this report actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this report is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On February 26, 2016, this rate was $1.0932 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this report.

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
Our operations and performance are materially affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real gross domestic product (“GDP”) and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our business experiences a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which could materially affect our profitability. A global or regional economic downturn may reduce demand for our products, which would decrease our revenue and could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, our results of operations dropped sharply in the wake of the global financial and economic crisis in the second half of 2008 and 2009. In periods with significant market turmoil and tightened credit availability, we expect to experience difficulty in collecting accounts receivable, pricing pressure and reduced global business activity.
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
Customer concentration is driven by the consolidated nature of the industries we serve. In 2015, our top ten customers accounted for approximately 57% of our volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 28% and approximately 59% of our Specialty Carbon Black and Rubber Carbon Black segment volumes measured in kmt for 2015, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers, including due to industry consolidation, or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.
We may not be able to compete successfully in the industries and markets in which we operate.
The industries in which we operate are highly competitive and this competition could harm our business, financial condition, results of operations and cash flows. Competition is based on price, product innovation, product quality, distribution capability, and industry and customer knowledge. We face competition from global and regional suppliers, both in developed and in emerging regions. More recently, a significant percentage of tire demand is met by imports from, and a shift in production to, low-cost emerging regions. This has adversely affected utilization rates of carbon black producers in developed regions and resulted in plant closures. While we aim to operate at low cost and are focused on reducing our fixed and variable cost base across our production chain, there may be improvements in the cost competitiveness of other manufacturers relative to us or in the performance properties of substitutable products and raw materials, which could result in advantages for our competitors and adversely affect our business. Furthermore, some of our competitors may have greater financial and other resources and larger capitalization than we do. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected.
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
Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2015, raw materials accounted for 72% of our cost of sales. Approximately 76% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. Although we maintain raw material reserves, if any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.
Most of our carbon black supply contracts contain provisions that adjust prices to account for changes in a relevant feedstock price index. While we have re-negotiated many of our customer contracts to reduce the time-lag after which we are able to pass through changes in carbon black oil prices to our customers, we are still exposed to oil price fluctuations and there can be no assurance that we will be able to shift price risks to our customers. Success in offsetting increased raw material and energy costs with price increases is also influenced by competitive and economic conditions, as well as the speed and severity of such changes, and could vary significantly, depending on the segment served. Such increases may not be accepted by our customers, may not be fully reflected in the indices used in our pricing formulas, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. Rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil price paid by us (versus a particular reference price index), carbon black oil usage amounts and ongoing efficiency initiatives. Failure to fully offset the effects of fluctuating raw material or energy costs could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, volatility in costs and pricing could result in commercial disputes with suppliers and customers regarding the interpretations of complex contractual pricing arrangements, which could adversely affect our business.
Significant movements in the market price for crude oil tend to create volatility in our carbon black feedstock costs, which can affect both our Net Working Capital and operating results. Changes in raw material and energy prices have a direct impact on our Net Working Capital levels. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and current trade receivables increase as a result of higher carbon black oil and other feedstock prices and related sales price levels, partially offset by an increase in trade payables. Due to the quantity of carbon black oil and finished goods that we typically keep in stock together with the levels of receivables and payables maintained, increases occur gradually over a two to three-month period but can vary depending on inventory levels and working capital levels generally. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements within a two to three-month period following the decrease in costs. Net Working Capital swings are particularly significant in an environment of high price volatility such as those seen in the fourth quarter of 2014.
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

In addition, in the event that our recently completed acquisition of Qingdao Evonik Chemicals Co. Ltd. (“QECC”), now operating as Orion Engineered Carbons Qingdao Ltd. (“OECQ”), will not contribute to our performance as expected, we may be unable to compete effectively with other producers in that market, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
We are party to collective bargaining agreements and social plans with our employees’ labor unions. We also are required to consult with our employee representatives, such as works councils, on certain matters such as restructuring, acquisitions and divestitures. Although we believe that our relations with our employees are good, there can be no assurance that new agreements will be reached or consultations will be completed without union or works council actions or on terms satisfactory to us. Current and future negotiations and consultations with employee representatives could have a material adverse effect on our business. In addition, a material work stoppage or union dispute could adversely affect our business, financial condition, results of operations and cash flows.
We may not be able to recruit or retain key management and personnel.
Our success is dependent on the management and leadership skills of our key management and personnel. The loss of any member of our key management team and personnel or an inability to attract, retain, develop and maintain additional personnel could prevent us from implementing our business strategy. In addition, our future growth and success also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, research and development (“R&D”), operating and technical personnel. The loss of one or more member of our key management or operating personnel, or the failure to attract, retain and develop additional key personnel, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to political or country risk inherent in doing business in some countries.
We operate a global network of production plants, located in Europe, North America, South Korea, China, South Africa and Brazil. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following: changes in the rate of economic growth, unsettled political or economic conditions, expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; national and regional labor strikes, confiscatory taxation or other adverse tax policies, deprivation of contract rights, trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital, exchange controls, inflation, deflation, currency fluctuations and devaluation, the effect of global environmental, health and safety issues on economic conditions, market opportunities and operating restrictions, changes in foreign laws and tax rates, changes in trade sanctions that result in losing access to customers and suppliers in those countries, costs associated with compliance with anti-bribery and anti-corruption laws, nationalization of private enterprises by foreign governments, and changes in financial policy and availability of credit or financing sources. These factors could adversely affect our business, financial condition, results of operations and cash flows.
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
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act (the “Clean Air Act”), to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we have furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD permits at several units of our Ivanhoe (Louisiana) facility and to include Best Available Control Technology (“BACT”) in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.
In November 2013, we began discussions with the EPA and the United States Department of Justice (the “DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and to date have focused on target emission levels, changes in raw materials and the possible air pollution control technology and other measures that might have to be installed and operated at one or more of our U.S. facilities to settle the EPA action (though any settlement would also likely may involve the imposition of civil penalties and environmental mitigation projects). We received a draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a counter-proposal presented by us. The discussions continue, with the last exchange of a proposal by us in February 2016 as an answer to a revised term sheet from the EPA received in January 2016. We currently expect that, if we continue to consider a possible settlement, likely at least one further proposal will be exchanged with the EPA and further meetings with the EPA on these matters will occur.
The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at our U.S. facilities on an ongoing basis. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. We would expect to assert various defenses to EPA/DOJ’s allegations. We are currently examining the technological solutions necessary and available to reach certain emission reduction levels in our various U.S. facilities on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and our proposals and counter-proposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.
While we are currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, we note that, based on their public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. In March 2015, Continental agreed to pay a $650,000 civil penalty and fund $550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately $98 million. As of February 2016, none of our other domestic competitors have announced settlements with the government.
Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. All of the allegations made by the EPA as discussed above relate to alleged violations before that date. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity. While we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs incurred under the indemnity as we expect or at all. See “—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
We are in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, we believe that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by us. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach an understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. Given that specific penalties or costs for mitigation projects have not been discussed with the EPA to date, we also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that may be a part of any settlement with the EPA, were one to be reached. The capital costs necessary to settle the EPA matter, were we to do so, will remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether we or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification we will be able to obtain from Evonik. As a result, the financial impact of this enforcement action on us remains unclear.
This enforcement action could have a material adverse effect on our operating results and cash flows for the particular period in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.
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
In connection with such regulation, the European Commission is in the process of defining “nanomaterial.” According to its recommendation of October 18, 2011 (2011/696/EU) carbon black is defined as a nano-material. In a similar approach, the International Organization for Standardization (“ISO”) developed the ISO TC 229 “Nanotechnologies,” which considers carbon black a “nano-structured material.” The industry is not yet generally affected by these definitions. However, certain regulations regarding cosmetics applications or articles which are intended for food contact have already been implemented, and other regulations are being discussed which may affect the use of carbon black in the future. This development may significantly affect our business in a manner we cannot predict, including by increasing the costs of doing business.
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
In December 2005, the European Commission published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for GHGs for the period from 2008 to 2012. The European Commission has developed allowable emission credits for Phase III of the Emissions Trading Scheme (the “ETS”), which will apply for the period 2013 to 2020. The ETS is anticipated to become progressively more stringent over time, which could have an impact on our costs of compliance under the ETS. The European Union member states (“EU Member States”) have included carbon black facilities in their national allocation plans, and we have taken actions to comply with applicable CO2 emission requirements. Certain industry sectors in the European Union, including the carbon black industry, currently receive a certain share of their emission allowances for free. This list of industry sectors is reviewed by the European Commission every five years, with the latest review in October 2014. Although the carbon black industry retained its placement in the 2014 review, we cannot predict the outcome of a future review by the European Commission. Additionally, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more CO2 than our allocations permit or that the cost of such credits will not be excessive.
In addition, effective January 2015, South Korea commenced a GHG emissions trading scheme (“South Korean ETS”), with the goal of achieving a 30% reduction in GHG emissions relative to the projected business-as-usual case by 2020, which is reported as approximating 4% reduction against the 2005 level. Participation is mandatory for South Korean legal entities that emit over 125,000 tons of CO2 equivalent (“tCO2e”) annually and for workplaces that discharge over 25,000 tCO2e annually. The design concept of the South Korean ETS is similar to the ETS. The South Korean ETS covers industries (including the petrochemical sector), electric power producers, the transportation sector and commercial properties, among others, including our South Korean operating entity. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% of the projected emissions when operating at full capacity. We have filed an appeal with South Korea’s Environment Ministry under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. It is difficult to assess at this time our chances of success. The South Korean Environment Ministry will hold a hearing on our case expected to take place at the end of the first quarter of 2016. If our appeal fails to lead to a higher allowance we could have a carbon deficit, which would require us to purchase carbon credits.
The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, such as a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 30% reduction. The United Nations Conference on Climate Change in December 2015 led to the creation of the Paris Agreement, which will be open for signing on April 22, 2016 and encourages countries to continuously review and improve their GHG emission reduction goals. While signing the Paris Agreement does not legally bind countries to reduce GHG emissions, countries that participate may respond by enacting legislation or regulations in order to progress in lowering GHG emissions. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined. There is no assurance that, in the future, the current level of regulation will continue in the jurisdictions where we operate.
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
Currently, nine of our manufacturing sites have some form of co-generation transforming combustible exhaust gas, the main by-product of the carbon black production process, into electricity, steam or hot water. Some of this co-generated energy is self-consumed and the excess may be sold to third parties. Our ability to benefit from co-generation, and in particular our ability to sell it to third parties, may be limited due to general market conditions or regulatory changes, which may adversely affect our business, results of operations and cash flows.
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
We become, from time to time, involved in various claims and lawsuits arising in the ordinary course of our business. Also, certain asbestos related claims have been filed with respect to time periods when Evonik and other preceding owners were in control of our business. Such claims are subject to a limited indemnity from Evonik under the agreements related to the Acquisition. Currently, there is an administrative procedure in France to determine whether our carbon black facility in Ambès, France, may be regarded as an asbestos associated facility for the years 1959 to 1996. If decided to our detriment this could potentially result in claims by (former) employees based on alleged exposure to asbestos during the mentioned time period. Some matters involve claims for large amounts of damages as well as other relief. Additional claims by (former) employees based on alleged past exposure to asbestos may be received in the future.
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
In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011, we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments, and we do not intend at this time to enter into further raw material hedging arrangements in the future. Instead, we now incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on volumes in kmt in 2015, approximately 33% of our contracts were non-indexed, approximately 64% of our contracts were indexed monthly, while approximately 3% of our contracts were indexed on a quarterly basis. The one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. Additionally, it may be necessary for us to enter into hedging arrangements in the future to reduce the impact of raw material or energy price volatility or currency and exchange rate fluctuation, which may or may not be effective. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.
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
Inflation in certain countries where we operate may adversely affect our business by increasing the cost of the raw materials, energy, labor and transportation. Current or future efforts by government to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our products in order to maintain satisfactory margins; however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions. Deflation also may delay consumption of our customers’ products resulting in lower demand for our products.
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
We have made pension commitments to our existing and some of our former employees. These commitments are partially covered by pension schemes, pension and benevolent funds and insurance policies some of which are maintained by previous employers. The amount of obligations is based on certain actuarial assumptions, including discount factors, life expectancy, pension trends and future salary development as well as expected interest rates applicable to the plan assets. Actual results deviating from these assumptions could result in a considerable increase of our pension commitments and liabilities and higher allocations to the pension reserves in future years, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For a more detailed description of our defined benefit plans see our consolidated financial statements and the related notes included in “Item 18. Financial Statements” of this report.
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
In connection with the Acquisition, we agreed to indemnify Evonik with respect to future liabilities related to our business and Evonik agreed to indemnify us, subject to certain limitations, for certain liabilities that it agreed to retain. Our potential exposure for such liabilities could be significant and the scope and terms of these indemnities may be less favorable than the potential terms of a similar agreement with an unaffiliated third party. There can be no assurance that we will be able to enforce our claims under the indemnity from Evonik. Even if we ultimately succeed in recovering from Evonik any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. In addition, our ability to enforce claims under our indemnity from Evonik is dependent on Evonik’s creditworthiness at the time we seek to enforce these claims, and there can be no assurance as to what Evonik’s financial condition will be in the future.
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
The Company’s articles of association (the “Articles of Association”) provide that resolutions may be adopted by a simple majority of the votes cast, unless higher thresholds are required by law. Our Principal Shareholders, through their interest in Kinove Holdings, indirectly have the ability to cast a majority of the votes in meetings of Company’s shareholders, which they could use to adopt resolutions relating to, among other things, the election and removal of members of the Board of Directors or the use of balance sheet profits. In addition, our Principal Shareholders may be in a position to reject any shareholders’ resolution proposed by the Board of Directors or by other shareholders. In case of low attendance at shareholders’ meetings, our Principal Shareholders may also be able to direct the voting of two thirds of the share capital and, as a result, could adopt resolutions on significant matters such as the conclusion of a domination and profit/loss transfer agreement, amendment of the Company’s Articles of Association, including but not limited to the creation of authorized and contingent capital, capital increases that exclude or limit subscription rights, capital decreases, changes in the Company’s corporate purpose as well as mergers, demergers and similar matters. Furthermore, the Principal Shareholders and the ADIA Investor have entered into a shareholders’ agreement with respect to their holdings in Kinove Holdings, which provides, among other things, that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to elect certain nominees of the Principal Shareholders to the Company’s Board of Directors.
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
As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which requires, an annual report on management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.
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
As a foreign private issuer (as such term in defined in Rule 405 under the Securities Act of 1933), we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC (such as quarterly reports on Form 10-Q or current reports on Form 8-K) as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly available information about us than is regularly published by or about U.S. issuer and our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors. In addition, while we voluntarily comply with the governance requirements of the NYSE, as a foreign private issuer we are not required to comply with most of such requirements, including those relating to the independence of the members of our Board of Directors and its committees, and we could decide in the future not to comply with them.
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
Our corporate affairs are governed by our Articles of Association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. As a result, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our Principal Shareholders than they would as shareholders of a corporation incorporated in the United States.
We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult to obtain or enforce judgments or bring original actions against us or the members of our Board of Directors in the United States.
We are organized under the laws of the Grand Duchy of Luxembourg and the majority of our assets are located outside the United States. Furthermore, the majority of the members of our Board of Directors and officers reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.
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

•
the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for enforcement (exequatur) to be granted by a Luxembourg court);

•
the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and

•
the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liability provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our Board of Directors and our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors or our officers. In addition, even if a judgment against our company, the non-U.S. members of our Board of Directors or our officers based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.
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
The Company
Orion Engineered Carbons S.A. is a Luxembourg joint stock corporation (société anonyme or S.A.), incorporated on July 28, 2014, with a registered office at 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg. Previously, the Company was a Luxembourg limited liability company (société à responsabilité limitée) under the name Orion Engineered Carbons S.à r.l., and before that under the name Kinove Luxembourg Holdings 2 S.à r.l. Our telephone number is +352 270 48 06 0. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this report.

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

•	We used the net proceeds from the Term Loans to:

◦	redeem our then-outstanding senior secured notes due 2018 (the “Senior Secured Notes”) in full, in an aggregate amount of approximately €535 million;

◦
discharge our then-outstanding Preferred Equity Certificates held by Kinove Holdings (the “PECs”) in full, in an aggregate amount of approximately $396 million (€294 million, based on the exchange rate at the time) by (1) paying approximately $110 million (€82 million, based on the exchange rate at the time) in cash to Kinove Holdings in respect of a portion of the PECs and (2) issuing 15,885,126 new shares, equal to approximately $286 million (€212 million, based on the exchange rate at the time) divided by the initial public offering price for the IPO, to Kinove Holdings in respect of the balance, which was treated as an equity contribution;

◦	repay approximately €45 million owing under our then-existing $250 million revolving credit facility (the “Previous Revolving Credit Facility”); and

◦	pay approximately €22.1 million of estimated fees relating to the New Revolving Credit Facility.

In October 2015 we acquired Evonik’s 52% stake and Deutsche Investitions- und Entwicklungsgesellschaft mbH’s 15% stake in QECC. In December 2015 we completed the acquisition of the remaining 33% stake from Jiaozhou Finance Investment Center. The aggregate purchase price paid for QECC (now operating as OECQ) was €27.9 million. OECQ has an annual production capacity of approximately 75 kmt of carbon black. The plant is equipped with three production lines and its main manufacturing focus is on high-end carbon black products. We believe that through its proximity to key-customers, connection to one of China’s largest ports and modern transportation infrastructure, OECQ is an excellent logistics base for participation in future market growth.

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
We operate a diversified carbon black business with more than 270 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•
Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% in 2015 measured by volume in kmt. Our estimated share of global industry specialty carbon black sales remained relatively stable in the past three years (25.0% in 2014 and 23.0% in 2013). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

•
Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network and an estimated share of global industry sales of approximately 7% in 2015 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 17% in each of our major operating regions. Our estimated market share for this segment remained stable in the past three years (7.0% in 2014 and 7.0% in 2013).

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
We operate a modern global supply chain network comprising 14 wholly-owned production plants and one jointly-owned production plant. We believe that our recently completed acquisition of OECQ, will improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.
Products and Applications
We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2015 we offered more than 270 specialty carbon black grades and approximately 80 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty carbon black products and stable margin rubber carbon black products.
We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new post-treated specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we developed two new product families: PUREX® for mechanical rubber goods (“MRG”) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.
Specialty Carbon Black
Overview
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% measured by volume in kmt in 2015. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.
In 2015, our Specialty Carbon Black segment generated €381.5 million in revenues, 215.6 kmt in volume, €115.0 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 30.1%.The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2015, Polymer applications accounted for about 68% of our volume measured in kmt, Printing accounted for nearly 16%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.
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
We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 28% of the Specialty Carbon Black segment volume in 2015. We have been supplying most of our blue-chip customers for a period of over 30 years.
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
We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 41% of Coatings volume in 2015.
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
Customers
Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and Schulman, for over 30 years. Our top five customers accounted for approximately 35% of Polymers volume in 2015.
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
We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2015. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.
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
Customers
The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key players. Sourcing decisions are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun Chemical and Toyo Ink, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 74% of Printing volume in 2015.
Special Applications
The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 43% of Special Applications volume in 2015.
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
Competition
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 25% measured by volume in kmt in 2015. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla were the other two large global producers of specialty carbon black with shares of global industry sales of approximately 23% and 18%, respectively, in 2015 based on volume (Source: Orion internal study). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.
Rubber Carbon Black
Overview
We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 7% in 2015 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of industry sales is higher than our global share based on volumes. For example, we estimate that in 2015 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (18%), North America (19%), South Korea (44%), South Africa (86%) and Brazil (17%). In 2015, our largest rubber carbon black customer accounted for approximately 11%, the second largest for approximately 10% of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.
In 2015, our Rubber Carbon Black segment generated €730.3 million in revenues, 819.6 kmt in volume, €93.7 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 12.8%. Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we have higher sales revenue from mechanical rubber goods due to higher margins on such products.
We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications. We expect our recent acquisition of OECQ in China to further strengthen our Asia-Pacific footprint.
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
Customers
Given the highly consolidated nature of the tire industry, our top ten customers represented 70% of our tires volume in 2015. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in major global regions. We have been serving certain of our key customers for over 20 years.
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
Mechanical Rubber Goods
Product and Application Portfolio
We produce a wide range of mechanical rubber goods products for a variety of end-uses, including automotive production, construction, manufacturing of wires and cables, as well as certain food and medical applications. Our MRG products can be divided into four main groups: (i) standardized ASTM furnace grades, (ii) specialized ASTM furnace grades, (iii) specialized non-ASTM furnace grades and rubber carbon blacks from special production processes lampblack (Durex O) and (iv) thermal black (N990) and gas black (CK3). In the field of special ASTM and non-ASTM blacks we offer an extensive portfolio of “PUREX®” grades. These grades are mainly used in automotive rubber parts like window sealings and hoses. These grades have an exceptionally high purity, high consistency and can be dispersed well in rubber compounds. The grades of the PUREX® family aiming at the adjustment of special requirements like smooth surface, special surface appearance of sealing systems, electrical resistance and other specific requirements. The trend towards light weight construction of cars and the resulting use of aluminum require more attention to electrical resistivity of MRG parts.

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
Customers
We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 51% of our mechanical rubber goods volume in 2015. We have a diversified geographic presence with significant exposure to the European, North and South American and Asian MRG markets. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers, including Continental, Bridgestone, Cooper Standard, Hexpol, Hwaseung, Hutchinson, Saargummi and Trelleborg, for over 20 years.
Competition
We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 7% in 2015 measured by volume in kmt. Cabot and Birla were the largest and second largest global producers of rubber carbon black in 2015 with estimated shares of global industry sales of approximately 14% and 13%, respectively, based on our estimates.
Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2015 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (18%), North America (19%), South Korea (44%), South Africa (86%) and Brazil (17%).The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.
Procurement and Raw Materials
In 2015, raw materials accounted for 72% of our cost of sales. Approximately 76% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.
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
Approximately 50% of our carbon black oil supply is covered by short- and long-term contracts with a wide variety of suppliers.

The pricing of carbon black oil is typically indexed to the price of fuel oil and is generally benchmarked against Thomson Reuters indices of mainly three regions, namely the U.S. Gulf Coast, Amsterdam / Rotterdam / Antwerp and Singapore. While the majority of our purchases are based on underlying fuel oil indices, the ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand as well as regulatory factors. Carbon black oil procurement is an important factor in achieving best-in-class production costs.
Production
Production Facilities
We operate a global platform of 14 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies as well as one jointly-owned production plant in Germany. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,275 kmt in 2015, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil, 65 kmt was in South Africa, and the capacity of the German JV proportionate to our shareholding as well as 75 kmt production capacity added in China upon our acquisition of OECQ. We estimate that our average plant utilization rate was approximately 86% in 2015.
The following map provides an overview of the geographical footprint of our production network as of December 31, 2015.

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
Plants
Technical Center
Administration/HQ
The Americas
1 Borger, TX, USA
2 Kingwood (Houston), TX, USA (Regional HQ)
3 Orange, TX, USA
4 Belpre, OH, USA
5 Ivanhoe (New Iberia), LA, USA
6 Paulínia (São Paulo), Brazil
7 São Paulo, Brazil
Europe/Middle East/Africa
8 Luxembourg (Global Corporate HQ)
9 Ambès, France
10 Frankfurt, Germany (Global HQ)
11 Cologne, Germany
12 Dortmund, Germany
13 Malmö, Sweden
14 Jasło, Poland
15 Ravenna, Italy
16 Port Elizabeth, South Africa
Asia Pacific
17 Bupyeong (Seoul), South Korea
18 Yeosu, South Korea
19 Tokyo, Japan
20 Quingdao, China
21 Shanghai, China (Regional HQ)

Our Principal Production Facilities
In Germany, we operate one wholly-owned production plant located in Cologne and our German JV owns one production plant located in Dortmund. Our Cologne production site occupies a total area of approximately 380,000 square meters (“sqm”) and has a total annual production capacity of approximately 142 kmt, of which 98 kmt are currently designated for specialty carbon black products and 44 kmt are designated for rubber carbon black products. The plant utilizes the furnace, gas and lamp black production processes, and is equipped with co-generation facilities. Our global technical innovation center is also located at our Cologne facility. Kommanditgesellschaft Deutsche Gasrußwerke GmbH & Co., our joint venture with tire manufacturers is located in Dortmund and has a total annual production capacity of approximately 128 kmt, of which 8 kmt are currently designated for specialty carbon black products and 120 kmt are designated for rubber carbon black products. The plant utilizes the furnace and the gas black production processes. Our shareholding in the German JV amounts to 54.0% (with 50% voting rights). Continental holds 33.7%, Pirelli 7.0%, Goodyear 3.3% and Vorwerk 1.6%. The German JV specialty production capacity is fully attributable to us, and the rubber production capacity is split between us and our German JV partners. We account for our holdings in the German JV using the equity method.
In other European countries, we have one wholly-owned production plant in each of Italy, France, Sweden and Poland. Our Ravenna (Italy) production site occupies a total area of approximately 125,000 sqm and has a total annual production capacity of approximately 75 kmt, of which 5 kmt are currently designated for specialty carbon black products and 70 kmt are designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Ambès (France) production site occupies a total area of approximately 200,000 sqm and has a total annual production capacity of approximately 50 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Malmö (Sweden) production site occupies a total area of approximately 46,000 sqm and has a total annual production capacity of approximately 45 kmt. The plant has two production lines, one designated for specialty carbon black and one for rubber carbon black. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Jaslo (Poland) production site occupies a total area of approximately 100,000 sqm and has a total annual production capacity of approximately 40 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities.
In the United States, we have four wholly-owned production plants. Our Ivanhoe (Louisiana) production site occupies a total area of approximately 376,000 sqm and has a total annual production capacity of approximately 122 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Borger (Texas) production site occupies a total area of approximately 688,000 sqm and has a total annual production capacity of approximately 105 kmt. In 2014 we converted one of the rubber carbon black production lines at the Borger production site into a specialty carbon black production line. The plant utilizes the furnace and the thermal black production processes, and is equipped with co-generation facilities. Our Orange (Texas) production site occupies a total area of approximately 77,000 sqm and has a total annual production capacity of approximately 74 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Belpre (Ohio) production site occupies a total area of approximately 202,500 sqm and has a total annual production capacity of approximately 74 kmt. The plant has four production lines, only one of which is designated for rubber carbon black products. The production site utilizes the furnace black production process. Our U.S. production sites have received certain notices of violation from the EPA that could potentially affect their utilization. See “—Environmental, Health and Safety Matters-Environmental—Environmental Proceedings.”
In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total annual production capacity of approximately 55 kmt, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt are designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. In addition, one of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 154,000 sqm and has a total annual production capacity of approximately 190 kmt. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process.
We recently completed the acquisition of OECQ, which is located in Qingdao (China) and has a total annual production capacity of approximately 75 kmt designated for rubber carbon black products. The plant is equipped with three production lines and its main manufacturing focus is on high-end mechanical rubber goods applications.
In other regions, we have one wholly-owned production plant in each of Brazil and South Africa. Our Paulinia (Brazil) production site occupies a total area of approximately 97,000 sqm and has a total annual production capacity of approximately 95 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Port Elizabeth (South Africa) production site occupies a total area of approximately 127,000 sqm and has a total annual production capacity of approximately 65 kmt currently designated for rubber carbon black products. The plant has three production lines, which utilize the furnace black production process.

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
Flexible Specialty Carbon Black and Rubber Carbon Black Production Platform
Our existing flexible production platform allows us to convert production lines from tire carbon blacks to mechanical rubber goods and specialty carbon blacks to meet changing industry dynamics with often only minor investment. For example, we have migrated production lines from rubber carbon blacks to specialty carbon blacks at our Malmö (Sweden), Belpre (Ohio) and Borger (Texas) plants. Our flexible production platform also enables us to shift additional production capacity to higher margin carbon black products, at the same time reducing or discontinuing less profitable product lines. We have made recent investments in strategic sites to increase the flexibility of our production platform. We have upgraded our rubber carbon black production lines for mechanical rubber goods in South Korea and Italy and added a new rubber carbon black production line in South Korea that commenced production in summer 2013.
Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. Although such capacity realignments entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity. Following an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013.
Location of Production Network
Our production sites are strategically located throughout the world in close proximity to key customer sites. This is particularly important for our rubber carbon black business, which is largely regional. Since specialty carbon black’s freight costs represent a smaller component of the final cost (relative to rubber carbon black), it is commercially viable to ship specialty carbon blacks across geographic regions from our key production sites in Germany, South Korea, China and the United States. The regional spread of our production network also offers access to high-growth regions globally.
Flexibility of Asset Base
We have implemented a flexible and intelligent production and supply chain network under the concept of operating all regional production sites as one large virtual plant. This allows us to shift production of specialty carbon black and rubber carbon black among different plants in order to optimize costs and plant utilization. In most cases, more than one plant is approved by our customers for specific products, which not only increases production flexibility but also ensures a higher supply security for customers.
Cost Improvements
We have implemented various initiatives to realize cost improvements throughout our production network, including:

•
Headcount and footprint adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel on a like-to-like basis from over 1,500 employees at the time of the Acquisition to 1,343 at the end of 2015, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. 184 employees joined the Orion family upon our acquisition of OECQ (which increased our headcount at the end of 2015 to 1,527). In addition, after an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities, and the plant closing led to headcount reduction of approximately 35 full-time employees (“FTEs”) by the end of 2014. The plant accounted for €4.4 million of depreciation, rent, repair and maintenance, external services and insurance costs in 2013. Impairment charges of €5.5 million on closure of the plant are fully reflected in our 2013 financial results. Despite these headcount reductions, the number of independent contractors that we use has remained relatively stable.

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

Innovation
We enjoy a long-standing reputation within the industry for carbon black product and process technology, applications knowledge, and innovation. Carbon black products are highly versatile and meet specific performance requirements across many industries. This creates significant opportunities for product and process innovation. The final properties of the carbon black product depend on the mixture of raw materials used and to a large extent on the configuration and operating conditions of the specific reactor and the further processing of the initial product in beading, drying and after-treatment steps. Minimal changes to just one of the many process parameters can result in completely different carbon black products with different properties and potential end uses. Accordingly, further product innovations are a key competitive factor in the industry, even after decades of R&D in this field.

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
During 2013, we integrated our technical centers in Hanau (Germany) and in Cologne (Germany) into one leading competence center located in Cologne to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 80 FTEs were employed in the Innovation Group in 2015.
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
Applications technology plays a supporting role in the process of new product launch by providing technical data and presentations, training and support and establishment and monitoring of quality targets. This team works closely with customers to provide support during the qualification cycle, which can be long and may last over one year. This close cooperation decreases the likelihood of customer switching suppliers once a product has been approved.
Product quality test methods and applications testing are defined within the applications technology team. Methods are developed centrally and deployed worldwide to relevant production and applications laboratories to assure consistency in measurements and reporting.
Spending on Innovation, including both applications technology and process development, amounted to €13.4 million in 2015 and €13.0 million in 2014 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.
Process Development
We believe our process development capabilities represent a key competitive advantage. Product customization relies upon extensive process capabilities. Unique products and products that are difficult to replicate add value to customers’ end-products. Our customers have come to rely upon a continuous improvement in product quality and performance. Process development also enables improvements in manufacturing costs and efficiencies.
Our process development department employs approximately 40% of our Innovation Group FTEs globally, most of whom are located in Cologne (Germany). Our efforts include three main areas: (i) process development focused on improving efficiency and optimization of raw materials use, (ii) specialty carbon black product development and (iii) rubber carbon black product development. Professional staff in this group includes chemists, chemical engineers and process engineers with an understanding of critical process parameters to control carbon black manufacturing. This group also includes physicists and theoreticians who carry out computer modeling of carbon black production processes.
Pilot Plants
Process development operates special “pilot plants” which we believe are significant enablers for development efforts and provide us with a competitive advantage. These pilot plants are small scale production facilities used for real-world trials of new carbon black grades, feedstocks and production processes. We operate two pilot plants at the Cologne site in Germany, with the main pilot plant being a 25% scale semi-commercial sized furnace reactor line based on the standard configuration of a full production furnace line. This unit is constructed with a modular reactor set-up which provides flexibility to carry out experimental process developments. The plant is also used for the small-scale production and sale of carbon black grades that are in their initial stage of commercialization. This enables market introduction of specialty products. We also have a smaller gas black pilot plant in Cologne (Germany), which further enhances our flexibility in conducting gas black product research.
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
Marketing, Sales and Customer Contracts
We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed approximately 270 FTEs globally at the end of 2015 (including 17 FTEs in OECQ).
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
Flexible Contracts
Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts based on price adjustment mechanisms:

•
 Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy costs adjustments and accounts for approximately 75% of contracts in our Rubber Carbon Black segment and approximately 37% of contracts in our Specialty Carbon Black segment, based on volume in 2015.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.
Many of our indexed contracts allow for monthly price adjustments, while a small portion (by volume sold) of allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins since the Acquisition, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil prices paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. See “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.” Sales prices under non-indexed contracts (approximately 25% in the Rubber Carbon Black segment and approximately 63% in the Specialty Carbon Black segment, based on volume in kmt in 2015) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment usually allows us to implement price adjustments in a reasonably timely manner when oil prices are relatively stable. However, we may not be able to maintain as effective a position in future periods. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, in part as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. We no longer use financial instruments to hedge our exposure to feedstock price fluctuation, having ceased to enter into such financial instruments in 2011. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.” In addition, specific contract price adjustment details also affect the pass through of these costs.
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
Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 90 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. We estimate that 60% of our volume in 2015 was delivered in bulk, 32% in intermediate bulk containers and 9% in bags.
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
In connection with the separation of our business from Evonik, Evonik assigned to us its intellectual property that was exclusively used in its carbon black business, as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside of carbon black, which licenses are exclusive, subject to certain exceptions in areas adjacent to carbon black. Accordingly, we may be restricted in leveraging our intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back license to expand our business into fields outside of carbon black. For additional information, see “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks—We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.”
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
Pursuant to the CAA, the EPA has developed industry-specific National Emission Standards for Hazardous Air Pollutants (“NESHAPs”) for stationary sources classified as “major” on the basis of their hazardous air pollutant emissions. Our U.S. facilities are subject to NESHAPs applicable to carbon black facilities, as well as NESHAPs applicable to industrial boilers. The NESHAPs establish emissions reduction requirements and require use of control technology requirements that meet a minimum standard and which may entail a combination of technology, processes, and techniques. These requirements are imposed through our Title V permits, and require specific monitoring, recordkeeping and reporting requirements. See “Environmental Proceedings” for information regarding our compliance with the CAA.
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
The latest amendment regulation to ETS regime of the European Commission (Regulation (EU) No. 176/2014) postpones the auctioning of 900 million emission allowances from 2013 to 2015 to later in the third trading period, which will end in 2020 (“Backloading”). Based on that amendment, the auction volume was reduced by 400 million allowances in 2014, by 300 million in 2015, and by 200 million in 2016. Backloading does not affect the overall volume of allowances to be auctioned in the third trading period, but only the distribution of auction volumes over the eight-year period. By Backloading, no sustained price increases in the European Economic Area were effected.
The ETS affects carbon black manufacturers in the European Union. Carbon black production is currently listed on the carbon leakage list, which allows receiving the major share of needed emission allowances free of charge. Nevertheless, this list is reviewed regularly and Carbon Black may be removed from the Carbon Leakage List. See “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks—Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.”
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
Apart from the EPA’s efforts, Congress has from time to time considered legislation to reduce emissions of GHGs, but no legislation has been enacted to date. At the state level, approximately one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. There is no assurance that the current level of regulation will continue at the federal or state level in the future, or that future changes would not materially affect our operations or require material capital expenditures. The adoption of legislation or regulations that require reporting of GHGs, establish permitting thresholds based on GHG emissions or otherwise limit or impose compliance obligations for emissions of GHGs from our equipment and operations could require us to incur costs to obtain and comply with permits, reduce emissions of GHGs associated with our operations or purchase carbon offsets or allowances.
Effective January 2015, South Korea commenced a GHG emissions trading scheme, with the goal of achieving a 30% reduction in GHG emissions relative to the projected business-as-usual case by 2020, which is reported as approximating a 4% reduction against the 2005 level. Participation is mandatory for South Korean legal entities that emit over 125,000 tCO2e annually and for workplaces that discharge over 25,000 tCO2e per annum. The South Korean ETS covers industries (including the petrochemical sector), electric power producers, the transportation sector and commercial properties, among others. Our South Korean operating entity is a mandatory participant in the new ETS, as our projected annual GHG emission is greater than 125,000 tCO2e. ETS participants’ aggregate GHG emissions are reported as covering more than 60% of South Korea’s annual GHG emissions.

The design concept of the South Korean ETS is similar to the ETS. Each participant receives an allocation of allowed emissions. If the emissions exceed the allocated allowance, then the participant is required to offset such excess emissions through various legally authorized means, such as purchasing certified credits, applying authorized offset credits and borrowing (the use of proceeding year’s allocation). A failure to offset excessive emissions will result in a monetary penalty, equaling three times the market price for the carbon credit traded at the Korean exchange. However, the maximum penalty is set at 100,000 Korean Won (approximately €78 applying an exchange rate of 1,280.78 Korean Won per EUR as of December 31, 2015). The South Korean government’s stated target price for carbon credit is around 10,000 Korean Won (approximately €7.80). Various tools are available to the government to stabilize carbon prices at around the stated target price, including the release of reserve credits held by the government, setting the maximum emissions credit that can be held by a participant (thus facilitating the sale of excess credits) and setting price ceilings and floors.

The South Korean ETS will operate in three phases. Phase I covers 2015 through 2017, Phase II, 2018-20; and Phase III, 2021-26. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% of the projected emissions when operating at full capacity. We have filed an appeal with South Korea’s Environment Ministry under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. It is difficult to assess at this time our chances of success. The Environment Ministry will hold a hearing on our case, which is expected to take place at the end of first quarter of 2016. If our appeal fails to lead to a higher allowance we could have a carbon deficit, which would require us to purchase carbon credits. The allocation rate is expected to be reduced to 83.9% in 2016 and 82% in 2017, which will translate into a potential carbon deficit of 122,000 tCO2e in 2016 and 136,000 tCO2e in 2017. The potential financial impact at 10,000 Korean Won per tCO2e to acquire the required credits would be 1.2 billion Korean Won (approximately €1.0 million or 5,966 Korean Won per kg of carbon black (“kg CB”)) in 2016 and 1.4 billion Korean Won (approximately

€1.1 million or 6,649 per kg CB Korean Won) in 2017.

We are taking steps to mitigate our exposure through various means, including improvements in the feedstock-to-carbon black conversion ratio, energy optimization to reduce the use of energy at our two sites and pricing the cost of GHG offsets in our offers to our customers. We are also considering taking bid positions in the Korean Exchange to acquire carbon credits at reasonable prices.

There are also ongoing discussions and regulatory initiatives in other countries in which we have facilities, including Brazil, regarding GHG emission reduction programs, but those programs have not yet been defined.
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
Environmental Proceedings
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices under section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of PSD and Title V permitting requirements under the Clean Air Act. In October 2012, we received a corresponding NOV alleging the failure to obtain PSD permits at several units of our Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.
In November 2013, we began discussions with the EPA and the DOJ about a potential settlement to resolve the NOVs. These discussions are currently ongoing and to date have focused on target emission levels, changes in raw materials and the possible air pollution control technology and other measures that might have to be installed and operated at one or more of our U.S. facilities to settle the EPA action (though any settlement would also likely involve the imposition of civil penalties and environmental mitigation projects). We received a draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a counter-proposal presented by the Company. The discussions continue, with the last exchange of a proposal by the Company in February 2016 as an answer to a revised term sheet from the EPA received in January 2016. We currently expect that if we continue to consider a possible settlement, likely at least one further proposal will be exchanged with the EPA and further meetings with the EPA on these matters will occur.
The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at our U.S. facilities on an ongoing basis. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. We would expect to assert various defenses to EPA/DOJ’s allegations. We are currently examining the technological solutions necessary and available to reach certain emission reduction levels in our various U.S. facilities on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and our proposals and counter-proposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.

While we are currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, we note that, based on their public announcements, two competitors, Cabot and Continental, have entered into settlement agreements with EPA/DOJ. In November 2013 Cabot agreed to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. In March 2015, Continental agreed to pay a $650,000 civil penalty and fund $550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately $98 million. As of February 2016, none of our US other domestic competitors have announced settlements with the government.
Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. All of the allegations made by the EPA as discussed above relate to alleged violations before that date. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity. While we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs incurred under the indemnity as we expect or at all. See “Item 3. Key Information -D. Risk-Factors-Risks Related to Indebtedness, Currency Exposure and Other Financial Matters-Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
We are in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, we believe that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by us. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach an understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. Given that specific penalties or costs for mitigation projects have not been discussed with the EPA to date, we also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that may be a part of any settlement with the EPA, were one to be reached. The capital costs necessary to settle the EPA matter, were we to do so, will remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether we or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification we will be able to obtain from Evonik. As a result, the financial impact of this enforcement action on us remains unclear.
This enforcement action could have a material adverse effect on our operating results and cash flows for the particular period in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.
Chemical Regulations
Some jurisdictions we operate in have established regimes to regulate or control chemical products to ensure the safe manufacture, use and disposal of chemicals.
In the European Union, the Regulation on Registration, Evaluation, Authorisation of Chemicals was signed in December 2006, came into effect on June 1, 2007 and requires chemical manufacturers and importers in the European Union to register all chemicals manufactured in, or imported into the European Union in quantities of more than one ton annualy. Registration has to be made at the European Chemicals Agency (“ECHA”). The registration process requires capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by us and requires us to perform chemical safety assessments. Moreover, the import or manufacture of certain “highly hazardous chemicals” must be authorized by ECHA. Furthermore, REACh Regulation contains prohibition rules on bringing substances to the market that have been identified as substances of very high concern (“SVHC”). If identified as SVHC, manufactured substances will be listed on the “candidate list” or on Annex XIV to the REACh Regulation which may mean a full ban or requirement for authorization to be granted by the European Commission in its discretion. Carbon black oils used as raw materials in the carbon black production are considered intermediates under REACh. Use of intermediates is exempted from authorization under REACh.

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
We are a member of the International Carbon Black Association (the “ICBA”), which currently consists of representatives from carbon black manufacturers in Canada, Europe, the United States, South America, Asia and Africa. The ICBA seeks to address common environmental, health and safety issues, undertakes research on health implications of carbon black, and serves as the leading advocate for the industry in the regulatory and public-interest arenas. The ICBA funds research on international environmental, health, product safety and workplace safety matters and is currently in the process of founding a regional subgroup covering Asia.
We are also a member of the European consortium for carbon black (“cb4reach Consortium”) which has pre-registered and registered carbon black with ECHA as required by the REACH Regulation. Besides the Company, the following companies are members of the cb4reach Consortium: Cabot Corporation, Cancarb Limited, Birla Carbon, Continental Carbon Company, Sid Richardson Carbon & Energy Company, and Imerys S.A.
Health and Safety
The health and safety of our employees and customers is one of our highest priorities. We maintain very good performance in occupational injury and illness rates. New employees and contractors working on site are given environmental, health and safety training and we keep track of environmental, health and safety matters. Employees are required to report and log incidents including near misses into the electronic environmental, health and safety (“EHS”) management system. Our sites are required to implement and report EHS leading and lagging indicators for EHS performance. Plant managers are required to track and monitor these leading and lagging indicators and take action as appropriate. Leading and lagging indicator data and incidents are reviewed by senior management on a monthly basis. A strategic safety team provides for development, implementation and auditing of safety activities and promotes safety accountability by our personnel.
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
The European Commission is in the process defining “nano.” According to the recommendation of October 18, 2011 (2011/696/EU), carbon black is defined as a nano-material in Europe. In a similar approach the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black as “nano-structured material.” Other countries (that is, US, Canada, etc.) are also considering implementing regulations related to raw materials in nano size. The industry is not yet affected by these definitions but there have been regulations discussed, particularly for cosmetics applications or articles that are intended for food contact, which may affect the use of carbon black in the future. This development may significantly affect our business in a manner we cannot predict, including by increasing the costs of doing business.
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
Below is a simplified diagram of the Company’s corporate structure as of December 31, 2015.

Subsidiaries
For a list of our subsidiaries see note (5) List of shareholdings to the consolidated financial statements.

D.	Property, Plants and Equipment
See “—B. Business Overview—Production—Production Facilities.”
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2015, 2014 and 2013 and should be read in conjunction with the information included under Item 4. Information on the Company and Item 18. Financial Statements. Our consolidated financial statements have been prepared in accordance with IFRS.
Overview
In 2015, we generated revenue of €1,111.8 million on a volume of 1,035.2 kmt, Adjusted EBITDA of €208.7 million, and a profit for the period of €42.9 million. Adjusted EBITDA for our Specialty Carbon Black segment was €115.0 million, and the Segment Adjusted EBITDA Margin was 30.1%. This segment accounted for 34.3% of our total revenue, 55.1% of total Adjusted EBITDA and 20.8% of our volume in kmt in 2015. Adjusted EBITDA for our Rubber Carbon Black segment was €93.7 million, and Segment Adjusted EBITDA Margin was 12.8%. This segment accounted for 65.7% of our total revenue, 44.9% of total Adjusted EBITDA and 79.2% of our total volume in kmt in 2015.

Key Factors Affecting Our Results of Operations
We believe that the following factors have had, and will continue to have, a material effect on our results of operations and financial condition. As many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in this report under “Item 3. Key Information–D. Risk Factors” and “Note Regarding Forward-Looking Statements.”
General Economic Conditions, Cyclicality and Seasonality
Our results of operations are affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our results of operations experience a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which materially affects our results of operations. For example, we experienced a decrease in volume of approximately 15% in 2009, in the wake of the global financial and economic crisis, followed by a recovery in volume of 14.8% in 2010. As a result, our results of operations dropped sharply in the second half of 2008 and 2009, and recovered again in 2010. Our overall results improved thereafter in line with the global economic recovery and recovery in underlying industries, which varied by region.
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
Although utilization levels can differ significantly by plant, these levels tend to be driven more by variations in demand from specific customers served by each plant rather than by general trends in the region where the plant is located. We estimate our average plant utilization rate to have been at the level of approximately 86% in 2015, approximately 83% in 2014 and approximately 80% in 2013. We have made recent investments in strategic sites to increase the flexibility of our production platform and cease a production facility in Europe in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.

Efficiency Initiatives
Our results of operations are affected by our energy consumption, manufacturing costs and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources with a strong focus on feedstock yields, as well as on feedstock prices. As further discussed below under “–Raw Material and Energy Costs,” the benefits arising from these feedstock-related efficiency initiatives are reduced as oil prices fall.
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
Since the Acquisition, we have been focusing on administrative and personnel efficiencies. We had well over 1,500 employees at the time of the Acquisition and successfully reduced headcount to 1,343 as of December 31, 2015 (excluding 184 employees added upon the OECQ acquisition), despite having to hire over 60 new administrative personnel required to carry out a range of functions and services previously provided by Evonik entities that were not part of the Acquisition. We also introduced high performance work teams and additionally incentivize our employees by linking their bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets. We plan to further improve efficiency of our personnel and believe that we will be able to increase sales and production volumes of our business without significant increases in headcount.
Raw Material and Energy Costs
Our results of operations are affected, directly and indirectly, by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2015, raw materials accounted for approximately 72% of the total manufacturing cost of the final product. 76% of the raw material used in the production of carbon black is an oil-based feedstock known as carbon black oil, with some limited use of other materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is typically indexed to the price of fuel oil and is generally benchmarked against Thomson Reuters indices of mainly three regions, namely the U.S. Gulf Coast, Amsterdam / Rotterdam / Antwerp and Singapore. While the majority of our purchases are based on underlying fuel oil indices, the ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand as well as regulatory factors. Carbon black oil procurement is an important factor in achieving best-in-class production costs. Approximately 50% of our carbon black oil supply is covered by short- and long-term contracts with a wide variety of suppliers.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 75% in the Rubber Carbon Black segment and approximately 37% in the Specialty Carbon Black segment, based on volumes in 2015. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. Sales prices under our non-indexed contracts (approximately 25% in the Rubber Carbon Black segment and approximately 67% in the Specialty Carbon Black segment based on volume in kmt in 2015) are reviewed regularly with a view to reflecting raw material and energy price fluctuations as overall market conditions allow. We believe that the current competitive environment generally allows us to implement price adjustments in a reasonably timely manner, although, as discussed below, the timing of price adjustments and other contract terms relating to price adjustments may have unpredictable and varying effects on our profitability. In addition, there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see Item 3. Key Information—D.Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.
Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010 to a peak of $127 per barrel in April 2011, and then declined to approximately $60 per barrel by the end of December 2014 and $30 at end of December 2015. We believe that our contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins since the Acquisition, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil price paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. As a result of the significant decline in oil prices over the past year, we have seen one or more of these factors come into play at different times and adversely affect our profitability, and this is likely to continue in the current oil pricing environment. It is also possible that in this environment, other factors come into play and interact adversely with our longer-term formula-based customer pricing arrangements. It is difficult to predict the impact of these factors going forward. In general, our customer pricing arrangements, and in particular the price adjustment formulas, are designed to protect us against rising or higher oil prices, and while we may seek to adjust them to accommodate the current environment, they may be difficult to change quickly, and if changed, may not be as protective if and when oil prices begin to rise.

Foreign Currency Exchange Rate Fluctuations
Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financings, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2015, 38%, 30% and 21% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.
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
In connection with the Acquisition, Evonik agreed, subject to certain deductibles, caps, exclusions and procedural requirements, to indemnify us for certain historical environmental liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our Agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”

Critical Accounting Policies
The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. We evaluate our estimates and application of our policies on an ongoing basis. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that we believe are critical to the preparation of the consolidated financial statements are the following:
•Revenue and expense recognition;
• Goodwill;
•Inventories;
•Pension provisions;
•Deferred taxes, current income taxes;
•Derivative financial instruments;
•Hedge accounting; and
•Contingent liabilities and other financial obligations.
These critical accounting policies and other significant accounting policies are discussed in note (2.5) Significant accounting policies to our audited consolidated financial statements included elsewhere in this report. See also note (8.8) Pension provisions and post-retirement benefitsto our audited consolidated financial statements for information about sensitivities of inputs used with respect to pension provisions. See also note (8.1) Goodwill and other intangible assets to our audited consolidated financial statements with respect to goodwill. In particular, with regard to the assessment of the value in use of the groups of cash generating units (“CGUs”) to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.
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

	Year Ended December 31,
	2015	2014	2013
	unaudited (in € million, unless otherwise indicated)
Revenue(1)	1,111.8	1,318.4	1,339.6
Variable costs(2)	(673.1)	(898.7)	(943.2)
Contribution Margin	438.7	419.7	396.4
Volume (in kmt)	1,035.2	990.9	968.3
Contribution Margin per Metric Ton (in €)	423.8	423.6	409.4
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

	Year Ended December 31,
	2015	2014	2013
	(in € million)
Profit or loss for the period	42.9	(55.9)	(19.0)
Income taxes	23.8	17.4	7.5
Profit or loss before income taxes	66.7	(38.5)	(11.4)
Share of profit or loss of joint ventures	(0.5)	(0.5)	(0.4)
Finance costs, net(1)	56.2	143.3	95.6
Operating result (EBIT)	122.4	104.3	83.8
Depreciation and amortization	72.8	77.1	76.1
EBITDA	195.2	181.4	159.9
Long term incentive plan	0.9	—	—
Restructuring expenses(2)	—	4.1	15.1
Consulting fees related to Orion strategy(3)	1.5	4.6	12.5
Share of profit or loss of joint ventures	0.5	0.5	0.4
Expenses related to capitalized emission rights	—	—	2.7
Other non operating (4)	10.6	17.1	0.5
Adjusted EBITDA	208.7	207.7	191.1
Thereof Adjusted EBITDA Specialty Carbon Black	115.0	99.6	98.0
Thereof Adjusted EBITDA Rubber Carbon Black	93.7	108.0	93.2

(1)	Finance costs, net consists of Finance income and Finance costs.

(2)	Restructuring expenses primarily include personnel-related costs for all three periods and IT-related costs (in particular in connection with the roll out of our global SAP platform in 2013).

(3)
Consulting fees related to the Orion strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(4)
Other non-operating in the period ended December 31, 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Sarbanes-Oxley implementation costs, EUR 1.8 million €1.8 million OECQ related post acquisition costs, and EUR 1.5 million reassessed real estate transfer tax related to the 2011 Acquisition. Other non-operating in the period ended December 31, 2014 include EUR 10.7 million IPO related costs as well as an impairment of inventories totaling EUR 3.9 million resulting in part from a cancellation of a particular customer’s contract.

A.	Operating Results
2015 Compared to 2014
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2015	2014
	(in € million)
Revenue	1,111.8	1,318.4
Cost of sales	(791.5)	(1,017.3)
Gross profit	320.3	301.1
Selling expenses	(108.1)	(99.6)
Research and development costs	(13.4)	(13.0)
General and administrative expenses	(62.1)	(54.6)
Other operating income	7.5	4.5
Other operating expenses	(21.8)	(34.0)
Operating result (EBIT)	122.4	104.3
Finance costs, net(1)	(56.2)	(143.4)
Share of profit or loss of joint ventures	0.5	0.5
Financial result	(55.7)	(142.8)
Profit or (loss) before income taxes	66.7	(38.5)
Income taxes	(23.8)	(17.4)
Profit or (loss) for the period	42.9	(55.9)
-
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue decreased overall by €206.6 million or 15.7%, from €1,318.4 million (€401.3 million in our Specialty Carbon Black segment and €917.1 million in our Rubber Carbon Black segment) in 2014 to €1,111.8 million (€381.5 million in our Specialty Carbon Black segment and €730.3 million in our Rubber Carbon Black segment) in 2015.

This revenue decrease was primarily due to contracted indexed sales price declines resulting from pass through of lower feedstock costs and, to a much lesser extent, product mix,which were partially offset by the increased volumes and positive foreign exchange translation effects due to a stronger U.S. Dollar.
Volume increased by 44.3 kmt, or 4.5%, from 990.9 kmt (203.2 kmt in our Specialty Carbon Black segment and 787.7 kmt in our Rubber Carbon Black segment) in 2014 to 1,035.2 kmt (215.6 kmt in our Specialty Carbon Black segment and 819.6 kmt in our Rubber Carbon Black segment) in 2015. This increase is mainly a result of an increase in volumes sold of specialty carbon black products by our European and Asia-Pacific facilities with some offsetting effects in North America, and an increase in demand for rubber carbon black products especially in Europe, followed by North America and South Korea. OECQ contributed 11.4 kmt in China in 2015 since acquisition at end of October 2015. Demand for rubber carbon black declined in South America. The increase in volume contributed an increase of revenue of 3.5%, or €46.5 million (5.4%, or €21.7 million, in our Specialty Carbon Black segment and 2.7%, or €24.8 million, in our Rubber Carbon Black segment) in 2015 compared to 2014. The volume related increase of revenue was offset mainly by negative impacts on revenue in 2015 compared to 2014 resulting from oil price changes of 20.8%, or €273.8 million, and changes in product mix of 3.9%, or €51.3 million. Additionally some changes in base prices reduced revenues. Foreign exchange translation effects had a positive impact of €71.9 million on our revenues due to a stronger U.S. Dollar.
Cost of Sales and Gross Profit
Cost of sales decreased by €225.8 million, or 22.2%, from €1,017.3 million (€270.0 million in our Specialty Carbon Black segment and €747.4 million in our Rubber Carbon Black segment) in 2014 to €791.5 million (€226.9 million in our Specialty Carbon Black segment and €564.6 million in our Rubber Carbon Black segment) in 2015. The 4.5% increase in volume in 2015 compared to 2014 resulted in an increase of cost of sales of 2.8%, or €28.9 million (4.1%, or €11.1 million, in our Specialty Carbon Black segment and 2.4%, or €17.9 million, in our Rubber Carbon Black segment) in 2015 compared to 2014. This volume related increase of cost of sales was offset mainly by changes in oil prices of 27.4%, or €278.4 million, a change in product mix of 3.9%, or €39.6 million and efficiency gains of 0.7%, or €7.4 million. Changes in foreign exchange translation rates increased the cost of sales by 4.9%, or €49.6 million as well as negative price effects associated with declining feedstock costs by 2.2% or €22.3 million.
The percentage decrease in cost of sales of our Specialty Carbon Black segment (16.0%) was considerably higher than the percentage decrease in revenue of that segment (4.9%). The decrease in cost of sales reflects the decline in carbon black oil price and timing impacts associated with lower oil prices, a change in product mix and foreign currency related decreases on cost of sales. The percentage decrease in cost of sales of our Rubber Carbon Black segment (24.5%) was distinctly higher than the percentage decrease in revenue (20.4%) of that segment. The decrease in cost of sales reflects the effects of the decrease in carbon black oil prices and timing impacts associated with lower oil prices, efficiency gains, changes in product mix and foreign currency related decreases on the cost of sales of that segment.
Lower overall revenue as a result of the above mentioned impacts was more than offset by the reduced cost of sales. Gross profit increased by €19.2 million, or 6.4%, from €301.1 million (€131.3 million in our Specialty Carbon Black segment and €169.7 million in our Rubber Carbon Black segment) in 2014 to €320.3 million (€154.6 million in our Specialty Carbon Black segment and €165.7 million in our Rubber Carbon Black segment) in 2015. The 4.5% increase in volume in 2015 compared to 2014 contributed an increase of gross profit of 5.8%, or €17.5 million (8.1%, or €10.6 million, in our Specialty Carbon Black segment and 4.0%, or €6.9 million, in our Rubber Carbon Black segment) in 2015 compared to 2014. The volume related increase of gross profit was accompanied by positive impacts to gross profit mainly resulting from efficiency gains and foreign exchange translation effects offset by negative feedstock cost developments and a change in product mix impacting our cost of sales.

Selling Expenses
Selling expenses increased by €8.5 million, or 8.5%, from €99.6 million in 2014 to €108.1 million in 2015, mainly due to the increase in volume from 990.9 kmt in 2014 to 1,035.2 kmt in 2015 as well as investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment during 2015 and in part to annual salary cost increases and impacts from foreign exchange translation effects.
Research and Development Costs
R&D expenses increased by €0.4 million, from €13.0 million in 2014 to €13.4 million in 2015. The increase does not represent a substantive change in our research and applied technology efforts, but rather the timing of expenditures for individual development of programs.
General Administrative Expenses
General administrative expenses increased by €7.5 million, or 13.8%, from €54.6 million in 2014 to €62.1 million in 2015, due in part to annual salary cost increases and costs associated with being a public company and foreign exchange translation effects.
Other Operating Income and Expenses
In 2015, other operating income amounted to €7.5 million and included, among other things, €2.2 million of income from valuation of derivatives. Other operating expenses in 2015 amounted to €21.8 million comprising primarily €5.0 million expenses relating to the EPA enforcement action (in particular in connection with the evaluation of emission-removal technologies and legal advice), €3.1 million valuation effects from derivatives, €1.8 million cost related to implementation of Section 404 compliance, €1.8 million OECQ related post acquisition costs, €1.7 million currency translation effects, €1.5 million related to group strategy consulting fees.
In 2014, other operating income amounted to €4.4 million and included, among other things, €1.5 million of income from valuation of derivatives and reversals of accruals of €0.6 million. Other operating expenses in 2014 amounted to €34.0 million comprising primarily IPO related expenses of €10.7 million, consulting fees related to Orion strategy of €4.6 million, restructuring related expenses of €4.1 million, impairment charges of €3.9 million resulting from the rapid decline in oil prices combined with the cancellation of a particular customer’s contract and valuation of derivatives effects of €3.1 million.
For additional details on other operating income and expenses see notes (7.2) and (7.3) to the audited consolidated financial statements.

Operating Result (EBIT)
Operating result increased by €18.1 million, or 17.3%, from €104.3 million in 2014 to €122.4 million in 2015, mainly driven by our gross profit development offset by increased selling and general administrative expenses.
Finance Costs, Net
Finance cost, net amounted to €56.2 million in 2015 compared to €143.4 million in 2014. Finance cost, net in 2015 includes among others €36.4 million regular interest expenses, €11.7 million net impact of foreign currency exchange rate revaluation effects and €4.8 million amortization of capitalized transaction costs associated with the refinancing.
See below for a discussion of the refinancing at the time of the IPO and its impact on finance cost, net in 2014.
Share of Profit or Loss of Associates
Share of profit or loss of associates represents the equity income from our German JV, which was comparable in 2015 and 2014.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and improved by €87.1 million, or 61.0%, from €142.8 million finance expenses in 2014 to €55.7 million finance expenses in 2015.
See below for a discussion of the refinancing at the time of the IPO and its impact on finance result in 2014.
Profit or Loss for the Period before Income Taxes
In 2015 we attained a profit before taxes of €66.7 million, reflecting an improvement of €105.2 million after a loss of €38.5 million in 2014, reflecting all the factors described above and especially the one-time effects associated with our refinancing in 2014 and the improved financial result in 2015 as well as the improved operating result compared to last year.
Income Taxes
Income taxes amounted to €23.8 million in 2015 and €17.4 million in 2014, reflecting the mix of profit or loss of our subsidiaries across multiple jurisdictions in these periods.
In 2015, the effective tax rate of 35.7% deviated from the expected group rate of 32% primarily due to losses and deductible temporary differences in Germany, Brazil, Luxembourg and South Africa for which jurisdictions no deferred tax assets were recognized. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, non-creditable withholding taxes, and other non-deductible expenses further affected the rate by 12.5%. Partially offsetting these unfavorable impacts by 3.8% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy, and the internal restructuring of Orion Engineered Carbons Ltda., Brazil further reduced the tax rate by 12.7%. The remaining differences relate to effects of changes in permanent differences and foreign tax rate differentials.

In 2014, the negative effective tax rate of (45.2)% deviated from the expected group rate of 32% primarily due to losses and deductible temporary differences of €54.7 million recognized in Germany, Brazil, South Africa, and Sweden. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, non-creditable withholding taxes, and other non-deductible expenses further affected the rate by (18.8%). Partially offsetting these unfavorable impacts by 7.5% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to prior year taxes, other provisions, effects of changes in permanent differences, and foreign tax rate differentials.
Profit or Loss for the Period
Our profit for the period in 2015 amounted to €42.9 million, an improvement of €98.8 million after a loss of €55.9 million in 2014, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin increased by €19.0 million, or 4.5%, from €419.7 million in 2014 to €438.7 million in 2015, primarily due to increased volumes and the benefit from foreign exchange translation effects, primarily due to the stronger U.S. Dollar.
Contribution Margin per Metric Ton remained stable and was €423.8 in 2015 compared to €423.6 in 2014.

Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €1.0 million, or 0.5%, from €207.7 million in 2014 to €208.7 million in 2015.
2014 Compared to 2013

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
Volume increased by 22.6 kmt, or 2.3%, from 968.3 kmt (190.6 kmt in our Specialty Carbon Black segment and 777.7 kmt in our Rubber Carbon Black segment) in 2013 to 990.9 kmt (203.2 kmt in our Specialty Carbon Black segment and 787.7 kmt in our Rubber Carbon Black segment) in 2014, mainly as a result of a larger percentage increase in volumes sold of specialty carbon black products by the Americas and European facilities, as well as a smaller percentage increase in demand for rubber carbon black products. The increase in volume contributed an increase of revenue of 2.8%, or €37.2 million (6.4%, or €25.1 million, in our Specialty Carbon Black segment and 1.3%, or €12.2 million, in our Rubber Carbon Black segment) in 2014 compared to 2013. The volume related increase of revenue was offset by mainly by negative impacts on revenue in 2014 compared to 2013 resulting from changes in product mix of 1.6%, or €20.9 million, and oil price changes of 1.4%, or €18.6 million. Additionally some changes in base prices as well as foreign currency fluctuations reduced revenues.
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
Other Operating Income and Expenses
In 2014, other operating income amounted to €4.4 million and included, among other things, €1.5 million of income from valuation of derivatives and reversals of accruals of €0.6 million. Other operating expenses in 2014 amounted to €34.0 million primarily comprising IPO related expenses of €10.7 million, consulting fees related to Orion strategy of €4.6 million, restructuring related expenses of €4.1 million, impairment charges of €3.9 million resulting from the rapid decline in oil prices combined with the cancellation of a particular customer’s contract and valuation of derivatives effects of €3.1 million.
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
For additional details on other operating income and expenses see notes (7.2) Other operating income and (7.3) Other operating expenses to the audited consolidated financial statements.
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
As part of the refinancing, we also restructured our internal Orion financing. We canceled a long-term intercompany loan provided to our Brazilian subsidiary which was denominated in U.S. Dollars. In connection with this cancellation, the accumulated foreign exchange impacts of the loan, which were recognized through equity in other comprehensive income up to the date of termination notice, were released. Non-cash expenses in a net amount of €9.9 million were recorded as finance expenses in 2014 without an overall impact on net equity.
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
The table below presents our segment results derived from our audited consolidated financial statements for 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(in € million, unless otherwise indicated)
Specialty Carbon Black
Revenue	381.5	401.3	390.3
Cost of sales	(226.9)	(270.0)	(267.5)
Gross profit	154.6	131.3	122.8
Volume (kmt)(1)	215.6	203.2	190.6
Adjusted EBITDA	115.0	99.6	98.0
Adjusted EBITDA Margin (%)(2)	30.1	24.8	25.1
Rubber Carbon Black
Revenue	730.3	917.1	949.4
Cost of sales	(564.6)	(747.4)	(803.3)
Gross profit	165.7	169.7	146.1
Volume (kmt)(1)	819.6	787.7	777.7
Adjusted EBITDA	93.7	108.0	93.1
Adjusted EBITDA Margin (%)(2)	12.8	11.8	9.8
(1)    Unaudited.
    (2)    Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2015 Compared to 2014
Revenue of the Specialty Carbon Black segment decreased by €19.8 million, or 4.9%, from €401.3 million in 2014 to €381.5 million in 2015, primarily due to a decrease related to contracted indexed sales price declines resulting from pass through of lower feedstock costs and, to a lesser extent, product mix. Increased volumes and positive foreign exchange translation effects due to a stronger U.S. Dollar partly offset these negative impacts.
Volume of the Specialty Carbon Black segment increased by 12.4 kmt, or 6.1%, from 203.2 kmt in 2014 to 215.6 kmt in 2015, mainly as a result of increased volumes sold of specialty carbon black products by in European and South Korean facilities, offset by lower sales volume from our North American facilities.
Gross profit of the Specialty Carbon Black segment increased by €23.3 million, or 17.7%, from €131.3 million in 2014 to €154.6 million in 2015, mainly due to higher volumes and lower feedstock costs as well as positive foreign exchange translation effects due to a stronger U.S. Dollar.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €15.4 million, or 15.4%, from €99.6 million in 2014 to €115.0 million in 2015, mainly due to higher volumes and lower feedstock costs as well as positive foreign exchange translation effects due to a stronger U.S. Dollar.
2014 Compared to 2013
Revenue of the Specialty Carbon Black segment increased by €11.0 million, or 2.8%, from €390.3 million in 2013 to €401.3 million in 2014, primarily due to an increase in volumes with offsetting impacts from change in product mix.

Volume of the Specialty Carbon Black segment increased by 12.6 kmt, or 6.6%, from 190.6 kmt in 2013 to 203.2 kmt in 2014, mainly as a result of an increase in volumes sold of specialty carbon black products by the American facilities and, to a lesser extent, in Europe.
Gross profit of the Specialty Carbon Black segment increased by €8.5 million, or 7.0%, from €122.8 million in 2013 to €131.3 million in 2014, mainly due to higher volumes in 2014 compared to 2013.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.6 million, or 1.6%, from €98.0 million in 2013 to €99.6 million in 2014, mainly as a result of the increased volume.
Rubber Carbon Black
2015 Compared to 2014
Revenue of the Rubber Carbon Black segment decreased by €186.8 million, or 20.4%, from €917.1 million in 2014 to €730.3 million in 2015, primarily due to a decrease related to contracted indexed sales price declines resulting from pass through of lower feedstock costs, a change in product mix and, offset in part by a favorable foreign exchange translation effect.
Volume of the Rubber Carbon Black segment increased by 31.9 kmt, or 4.0%, from 787.7 kmt in 2014 to 819.6 kmt in 2015 mainly due to higher demand in Europe. Increases in demand in North America and South Korea were almost offset by weakening demand in Brazil. OECQ contributed 11.4 kmt in China.
Gross profit of the Rubber Carbon Black segment decreased by €4.0 million, or 2.4%, from €169.7 million in 2014 to €165.7 million in 2015, as a result of negative feedstock cost developments, partially offset by favorable foreign exchange translation effects in 2015 compared to 2014 and the increased volume.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €14.3 million, or 13.3%, from €108.0 million in 2014 to €93.7 million in 2015, due to negative feedstock cost developments and unfavorable foreign exchange translation effects on below gross profit costs.
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

B.	Liquidity and Capital Resources
Historical Cash Flows
The tables below present our historical cash flows derived from our audited consolidated financial statements for 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(in € million)
Cash flows from (used in) operating activities	214.4	172.4	190.9
Cash flows from (used in) investing activities	(74.8)	(64.5)	(77.2)
Cash flows from (used in) financing activities	(143.5)	(110.0)	(114.7)

Cash and cash equivalents at the end of the period	65.3	70.5	70.5
2015
Cash inflows from operating activities in 2015 amounted to €214.4 million and consisted of a consolidated profit for the period of €42.9 million, adjustments primarily for depreciation of €72.8 million and income taxes of €23.8 million, cash inflows from Net Working Capital of €44.2 million and the exclusion of net financing costs of €56.2 million.
Cash outflows from investing activities in 2015 amounted to €74.8 million, of which €23.2 million were used for the acquisition of OECQ (cash paid €27.9 million less acquired cash of €4.7 million) and €51.5 million were capital expenditure projects mainly related to preservation and overhaul projects.
Cash outflows from financing activities in 2015 amounted to €143.5 million. €56.8 million were used for repayments of borrowing, of which €50.0 million were paid as voluntary redemption of our Term Loan. €41.9 million were used for regular interest payments and other finance costs and €40.0 million for dividend payments.
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
Sources of Liquidity
Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances, amounts available under our multicurrency, senior secured Revolving Credit Facility providing a line of credit of up to €115 million and to a certain extent our subsidiaries facilities with local financial institutions. We cannot guarantee that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See Item 3. Key Information–D. Risk Factors. In addition, there are some statutory restrictions on the ability of our subsidiaries to transfer funds to us (e.g., legislation on permitted dividend payments or currency transfers), although we believe that we have structured our treasury operations to minimize the impact of such statutory restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.
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

	As of December 31,
	2015	2014	2013
Inventories	105.1	125.3	123.2
Trade receivables	172.1	199.5	197.6
Trade payables	(94.2)	(105.1)	(99.5)

Net Working Capital	183.0	219.7	221.3
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2015 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19 to €20 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital gradually declined from €219.7 million as of December 31, 2014 to €183.0 million as of December 31, 2015 primarily due to a further decline in oil-prices and due to a continued strong focus of our management on the optimization of Net Working Capital since the Acquisition, including our efforts to adjust inventory to the minimal required levels, shortening the time between production and shipment of product to customers, focusing on timely cash collections with respect to accounts receivable and extending payment terms with respect to accounts payable. If oil-prices recover to 2014 levels we may need considerable amounts to serve our Net Working Capital requirements.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Our Capital Expenditures amounted to €77.2 million in 2013, €64.5 million in 2014 and €51.5 million in 2015. We plan to finance our Capital Expenditures with cash generated by our operating activities.
While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in the summer of 2013. We estimate that our maintenance Capital Expenditure requirements will be approximately

€20 million to €25 million per year. We currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.
Capital Expenditures in 2015 amounted to €51.5 million and were mainly composed of mainly of preservation and overhaul projects.
Capital Expenditures in 2014 amounted to €64.5 million and were mainly composed of preservation and overhaul projects of €40.3 million, rationalization projects of €12.3 million and €6.5 million for expansions. 46% of our capital expenditures were spent in the Americas, 39% in Europe and 15% in Asia.
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

C.	Research and Development, Patents and Licenses, Etc.
See Item 4. Information on the Company—B. Business Overview—Innovation.

D.	Trend Information
See Item 4. Information on the Company—B. Business Overview.

E.	Off-Balance Sheet Arrangements
As of December 31, 2015, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2015.

	less than 1 year	1-3 years	3-5 years	more than 5 years	total

Long-term debt obligations(1)	60.1	79.4	80.0	631.5	851.0
Revolving Credit Facility(2)	—	—	—	—	—
Term Loan(3)	27.3	14.6	14.6	612.5	669.0
Interest expense on long-term debt(4)	32.8	64.8	65.4	19.0	182.0
Purchase commitments(5)	64.9	65.9	54.5	37.4	222.8
Operating leases	5.5	6.1	4.9	8.3	24.7
Total contractual obligations(6)	130.4	151.4	139.4	677.3	1,098.5

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)
Represents the obligation under the Revolving Credit Facility. As of December 31, 2015, there were no cash amounts drawn under our Revolving Credit Facility of €115.0 million, however, €15.0 million of the capacity was utilized for guarantees.

(3)
Represents the Term Loans and includes the outstanding principal amount of $326.6 million which has been translated at an assumed exchange rate at the maturity date of $1.0887 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Term Loan have been translated applying the same exchange rate. The amounts presented include a voluntary repayment of €20.0 million made in January 2016.

(4)	Represents interest expenses related to indebtedness from our Term Loans, assuming future interest based on a forward rate assumption.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)
This amount does not reflect the Company’s obligations under its existing pension arrangements, which as of December 31, 2015 and amounted to €45.0 million. See note 8.8 Pension provisions and post-retirement benefits to the audited financial statements included elsewhere herein.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices or other factors (such as our ownership structure). As at December 31, 2015 Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG with a total amount of EUR 547k in favor of Evonik Industries AG that is unchanged compared to prior year; a bill of lading (“Konnossement”) with a volume of EUR 43k issued by Commerzbank AG; three guarantees with a total volume of EUR 7,580k issued by Atradius Credit Insurance N.V. (in prior year six guarantees with a total volume of EUR 14,665k issued by Atradius Atradius Credit Insurance N.V.) and three guarantees by Euler Hermes S.A. of EUR 14,598k (in prior year one guarantee by Euler Hermes S.A. of EUR 2,995k). Also, there is one guarantee insurance issued by HSBC with a volume of EUR 2,000k. None of these guarantees reduce the possible utilization limit of the current RCF.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Board of Directors
The Company is managed by a board of directors (conseil d’administration) (the “Board of Directors”), composed of nine members serving terms in accordance with Luxembourg Company Law of up to six years. A decision of the general meeting of shareholders without prior notice (ad nutum), may remove a director with or without cause by a simple majority of the votes validly cast. A vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise may be filled on a temporary basis by the remaining directors for a period of time not exceeding the initial term of the replaced director.
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
Directors
Our Board of Directors consists of the following nine members.

Name	Age	Years in Office	Title
Dan F. Smith	69	1	Chairman of the Board
Claus von Hermann	41	1	Director
Paul Huck	65	1	Director
Martin Huth	52	1	Director
Romeo Kreinberg	65	1	Director
Didier Miraton	57	1	Director
Andrew Sweet	44	1	Director
Eytan Tigay	48	1	Director
Hans-Dietrich Winkhaus	78	1	Director
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
Didier Miraton. Mr. Miraton is the chief executive officer of Almérys SA, a French information technology company operating in the health insurance data sphere and the chief executive officer of Global Services Santé. He is the former chief executive officer of the Laboratoires Pierre Fabre, a leading French pharmaceutical company. He also served as a managing partner of the Compagnie Generale des Etablissements Michelin SCA from May 11, 2007 to June 30, 2011. During his time at Michelin, Mr. Miraton also acted as president of Michelin’s worldwide Research & Technology group and was a member of the Michelin Group Executive Council. Mr. Miraton has been an independent director of Vilmorin Clause & Cie SA since November 2007. He holds a civil engineering degree from the École Nationale des Ponts-et-Chaussées.
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
Hans-Dietrich Winkhaus. Mr.Winkhaus previously served as Chief Executive Officer of Henkel KGaA. He served also as Chairman of the Board of Deutsche Telekom AG and Schwarz Pharma AG. He was a board member at Lufthansa AG, ERGO AG and Degussa AG.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age	Title
Jack Clem	62	Chief Executive Officer (“CEO”)
Charles Herlinger	60	Chief Financial Officer (“CFO”)
Erik Thiry	45	Senior Vice President—Business Line Rubber Carbon Blank and Business Development
Claudine Mollenkopf	48	Senior Vice President—Business Line Specialty Carbon Black
Lixing Min	55	Senior Vice President and General Manager—Asia Pacific Region
David Deters	50	Senior Vice President Innovation
Mark Peters	57	Senior Vice President and General Manager Americas
Christian Eggert	42	General Counsel—Global and Head of Group Legal
Jeffrey Malenky	60	Senior Vice President—Global Human Resources
Michael Reers	47	Vice President and Group Controller
André Schulze Isfort	41	Chief Accounting Officer—Head of Consolidation & Reporting
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
David Deters. David Deters has been Senior Vice President Innovation since August 2015. He has 25 years of experience the chemicals/coatings industry as CTO, in Product Management, Strategic Planning and P&L leadership roles. Mr. Deters holds a Bachelor of Science Degree in Engineering from Michigan State University.
Mark Peters. Mark Peters has been Senior Vice President and General Manager Americas since July 2015. He has over 28 years of experience in the chemical industry, including roles in manufacturing and business development. Mr. Peters holds a Bachelor of Science Degree in Chemical Engineering from Mississippi State University.

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
Executive Compensation
For 2015, our current Executive Officers, each of whom is named in the table above under “Senior Management,” received total aggregate compensation of €6.1 million which included base salary, annual cash bonus, other benefits, and amounts set aside or accrued to provide pension, retirement or similar benefits of €0.4 million and €0.9 million accrued expenses related to the share-based payment program. In determining the foregoing aggregate amounts, compensation amounts paid to certain of our Executive Officers in currencies other than the Euro were converted using the average conversion rate from the applicable currency to the Euro over 2015.

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
 Compensation Committee
Messrs. Smith, Tigay, Miraton and Huth serve on our Compensation Committee, chaired by Mr. Smith. All members of our Compensation Committee qualify as independent under the listing rules of the NYSE. Our Compensation Committee’s responsibilities include:

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
Nominating and Governance Committee
Messrs. Smith, Sweet and von Hermann serve on our Nominating and Governance Committee, chaired by Mr. Smith. All members of our Nominating and Governance Committee qualify as independent under the listing rules of the NYSE. Our Nominating and Governance Committee’s responsibilities include:

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
None of our directors is party to service contracts with the Company or any of its subsidiaries that would provide for benefits upon termination of employment.

D.	Employees
As of December 31, 2015, we had 1,527 employees (including 184 employees added upon the acquisition of OECQ) and approximately 254 contractors in our wholly-owned entities.
The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures.

	As of December 31,
	2015	2014	2013
By Activity
Production	1,176	1,000	1,081
Sales and marketing	291	231	233
General and administration	228	206	214
Research and development	86	82	80

Total	1,781	1,519	1,608
Contractors	254	177	203
Internal Employees	1,527	1,342	1,405

By Country
Germany	522	511	533
The rest of Europe/Middle East	249	235	288
North America	320	320	313
South Korea	276	286	295
China	275	28	20
South Africa	59	59	88
Brazil	64	64	59
The rest of Asia-Pacific	5	4	3
Japan	11	12	9

Total	1,781	1,519	1,608
Contractors	254	177	203
Internal Employees	1,527	1,342	1,405
Labor Relations
We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004, when strikes occurred at the Ambès (France) plant in connection with salary negotiations.
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
To our knowledge, the total number of common shares of the Company owned by our directors and executive officers as of February 24, 2016 was 2,264,487, which represents 3.82% of our issued and outstanding shares. 2,255,487 of these shares are held through our directors’ and officers’ indirect ownership interest in Luxco Coinvest (as described below). The following table provides information regarding share ownership by our officers and directors.

Directors:	Number of Common Shares Held	Percentage of Common Shares Outstanding
Directors collectively (9 persons)(1)	309,000	*

Executive Officers:
Jack Clem	612,500	1.03%
Christian Eggert	*	*
Charles Herlinger	612,500	1.03%
Jörg Krüger(2)	*	*
Mark Leigh (2)	*	*
Jeffrey Malenky	*	*
Lixing Min	*	*
Claudine Mollenkopf	*	*
Michael Reers	*	*
Erik Thiry	*	*
Executive Officers collectively (10 persons)	1,955,487	3.29%
* Represents beneficial ownership of less than one percent (1%) of our outstanding equity interests.
(1) Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of interests in Luxco Coinvest.
(2) Jörg Krüger and Mark Leigh have left the company but to the best of our knowledge their interests in Luxco Coinvest is still vested.
Equity Plans
Co-Investment Program
In January 2012, we adopted a management co-investment program for certain of our senior personnel, including our Executive Officers and Directors, to enable them to acquire an indirect ownership interest in the Company. Co-investors hold interests in Luxco Coinvest, a shareholder of the Company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”
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
The following table shows the ownership of the Company’s common shares (or share capital) by Kinove Holdings and Luxco Coinvest, as the direct owners, and by the Principal Shareholders, the ADIA Investor and the Management Investors, through their respective indirect ownership interests in Kinove Holdings or Luxco Coinvest, as applicable. The following table also provides this ownership information for our directors and executive officers. The following tables are presented as of February 24, 2015, at which date we had 59,353,361 common shares outstanding and 281,765 common shares that have been repurchased by us pursuant to a share repurchase plan entered into by us in January 2016.

Direct Owners	Number	Percent
Kinove Holdings	34,156,282	57.55%
Luxco Coinvest(1)	5,978,844	10.07%
Public Shareholders	19,218,235	32.38%
Total	59,353,361	100.00%

Indirect Owners	Number	Percent
Rhône Investors(2)	16,345,355	27.54%
Triton Investors(3)	16,345,355	27.54%
ADIA Investor(4)	3,997,800	6.74%
Management Investors (collectively)(5)	3,446,615	5.81%
Total	40,135,126	67.62%

Totals may not sum due to rounding.

(1)	Includes 5.81% attributable to shares of Luxco Coinvest held by the Management Investors and 4.27% attributable to shares of Luxco Coinvest held by Kinove Holdings.

(2)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(3)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(4)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(5)
Reflects pro rata indirect interest in the Company’s common shares. Members of the Company’s management (the “Management Investors”) hold no common shares of the Company but do, as a result of participation in the CIP, hold a 5.81% indirect economic interest in us through ownership of shares in Luxco Coinvest. While the Management Investors collectively hold approximately 57.6% of the shares in Luxco Coinvest, the business and affairs of Luxco Coinvest are managed by Kinove Holdings, which also holds the remainder of its shares. Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of interests in Luxco Coinvest. For the purpose of this table, references to the Management Investors and their indirect share ownership include these two directors and their indirect share ownership.

(6)
As of February 24, 2016, we had 59,353,361 common shares outstanding and 281,765 common shares that have been repurchased by the Company pursuant to a share repurchase plan entered into by the Company in January 2016.

Each common share carries one vote. As of February 24, 2016, there were four holders of record of our common shares (including the Company as holder of repurchased common shares), only one of which has a U.S. mailing address - CEDE & Co., a nominee company, which held approximately 32.4% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
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
As of December 31, 2015 all liabilities to our shareholders were discharged.
Orion received advisory services from certain entities of the Principal Shareholders up to July 25th, 2014 under a consulting and support agreement. The consulting and support agreement has been terminated in connection with the initial public offering.
Since the beginning of 2012, certain members of the administrative board, corporate management and senior management (the “co-invested managers”) have acquired shares on the basis of a co-investment program (the “CIP”) of Luxco Coinvest which holds 10% of the shares in the Company.
The CIP qualifies as an equity settled share-based payment plan because the terms and conditions under which the co-invested managers acquired the shares include defined lock-up periods and neither the Company nor any other Orion entity have an obligation to settle the share-based payment.
As at December 31, 2015, the co-invested managers indirectly held 8% of the shares in the Company. The co-invested managers acquired 4.2% of the shares in the beginning of 2012, 1.8% in the second half of 2012 and 2.0% in the second half of 2013. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in the Company as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Consequentially, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Remuneration paid to corporate management and other members of management amounted to €6.1 million in 2015 and except for contributions into pension scheme benefits comprised short-term benefits. For detailed information regarding compensation, including social security costs, pension expenses and other personnel see note (10.4) Related parties to the consolidated financial statements.
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In 2015, Orion purchased equipment from a Triton portfolio company for an aggregate amount of EUR 396k. This transaction was approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 58,368k (2014 and 2013 EUR 81,800k and EUR 80,363k) from our joint venture DGW KG. Payables to DGW amount to EUR 8,296k at year end (Prior year: EUR 15,235k). Sales and service provided to DGW were not material in 2015 and 2014 and amounted to EUR 2,694k in 2013. Receivables at December 31, 2015 and 2014 were nil.
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
Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” and our audited consolidated financial statement beginning on page F-1.
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
During the fiscal year 2015, our board of directors declared dividends of €0.67 per common share, equivalent to a total distribution of €40 million. The dividends were paid on April 20, 2015 and as three interim dividends paid on June 26, 2015, September 24, 2015 and December 29, 2015. Luxembourg withholding tax at a rate of 15% was deducted from the dividends, subject to certain exemptions and reductions in certain circumstances. On February 25, 2016, our Board of Directors declared an interim dividend in the amount of €0.17 per common share, to be paid on March 30, 2016.

B.	Significant Changes
Except as otherwise disclosed in this report, there has been no undisclosed significant change since the date of the annual financial statements.
Item 9. The Offer and Listing

A.	Offer and Listing Details
The Company’s common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “OEC.” Trading on the NYSE began on July 25, 2014. As of February 24, 2016, a total of 59,635,126 common shares were registered in the Company’s shareholder register of which 281,765 common shares have been repurchased by the company pursuant to a share repurchase plan established in January 2016.
On March 2, 2016, the closing price for the Company’s common shares reported by the NYSE was $13.62.
The following tables set forth, for the periods indicated, the high and low of quoted closing prices for the Company’s common shares as reported by the NYSE.

Fiscal year ended December 31,	High	Low
2015	$21.06	$9.69
2014(1)	$18.40	$12.60
Fiscal quarter ended
December 31, 2015	$15.51	$9.69
September 30, 2015	$19.68	$13.47
June 30, 2015	$21.06	$17.66
March 31, 2015	$19.20	$15.88
December 31, 2014	$18.09	$12.60
September 30, 2014(1)	$18.40	$15.87
Most recent six months
February 2016	$13.18	$11.66
January 2016	$12.64	$10.33
December 2015	$13.25	$9.69
November 2015	$14.34	$12.27
October 2015	$15.51	$13.00
September 2015	$16.44	$13.47
(1) Since beginning of trading on July 25, 2014

B.	Plan of Distribution
Not applicable.

C.	Markets
See “—A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution

Not applicable

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
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
This section describes the material Luxembourg tax and material United States federal income tax consequences of owning common shares. Insofar as it relates to United States federal income tax consequences, this section applies only to U.S. holders (as defined below) who hold common shares as capital assets for tax purposes and does not apply to members of special classes of holders subject to special rules, including:

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

Investors should consult their own tax advisors regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of common shares in their particular circumstances. In particular, investors should confirm their eligibility for Treaty benefits with their advisors and should discuss any possible consequences of failing to qualify for such benefits.
This discussion addresses only United States federal income taxation and Luxembourg income taxation, net worth taxation and inheritance taxation.
Luxembourg Taxation of Common Shares
The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this report. It does not purport to be a comprehensive description of all the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to any offerings of our common stock and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this report and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position. Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), the temporary tax (ipmôt d’équilibrage bugétaire), as well as personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably applies to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax, the solidarity surcharge and the temporary tax. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Profits of the Company are as a general rule subject to corporate income tax (impôt sur le revenu des collectivités – ‘‘CIT’’) and municipal business tax (impôt commercial communal –‘‘MBT’’). The tax profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective rate of 22.47% (2015 rate, inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which a company is located and amounts to 6.75% (in Luxembourg-city). The maximum aggregate CIT and MBT rate for 2016 consequently amounts to 29.22% p.a. (Luxembourg-city).
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

Net Worth Tax
The Company is subject to Luxembourg net worth tax on its net assets as determined for net wealth tax purposes. Net worth tax is levied at the rate of 0.5% on net assets not exceeding EUR 500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR 500 million. Net worth is referred to as the unitary value (valeur unitaire), as generally determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from net worth tax.
As from 1 January 2016, a minimum net wealth tax (“MNWT”) levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, transferable securities and cash at bank exceeds 90% of their total gross assets and EUR 350,000, the MNWT is set at EUR 3,210. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the EUR 3,210 MNWT, the MNWT ranges from EUR 535 to EUR 32,100, depending on the company’s total gross assets.
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
Net Worth Tax
Luxembourg Holders
Luxembourg resident shareholders, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which the common shares are attributable, are subject to Luxembourg net wealth tax on such common shares, except if the shareholder is (i) a resident or non-resident individual taxpayer, (ii) an undertaking for collective investment subject to the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a specialized investment fund governed by the amended law of February 13, 2007 or (vi) a family wealth management company governed by the amended law of May 11, 2007, or (vii) (iv) a professional pension institution governed by the amended law dated July 13, 2005. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles and (iii) a professional pension institution governed by the amended law dated July 13, 2005 remain subject to MNWT.
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
U.S. Taxation of Common Shares
Dividends
Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as a dividend for U.S. holders. For noncorporate U.S. holders, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that such holders hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the common shares generally will be qualified dividend income provided that, in the year that the dividend is received, the common shares are readily tradable on an established securities market in the United States. The common shares should generally be treated as readily tradable on an established securities market in the United States so long as they are listed on the NYSE.
U.S. holders must include any Luxembourg tax withheld from the dividend payment in this gross amount even if not in fact received. The dividend is taxable when received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, holders should expect that any distribution will be treated as a dividend.
Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against a U.S. holder’s United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.
Dividends will generally be income from sources outside the United States and will, depending on the holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to such holder.
U.S. holders should consult their own tax advisors regarding the utilization of Luxembourg withholding taxes.
Capital Gains
Subject to the PFIC rules discussed below, U.S. holders that sell or otherwise dispose of their common shares will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. Dollars, in their common shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
PFIC Rules
The Company believes that it currently is not, and the Company does not expect to become, a PFIC. Therefore, the common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as passive income or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. If the Company were to be treated as a PFIC, gain realized on the sale or other disposition of the common shares would in general not be treated as capital gain. Instead, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to its common shares, such holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, common shares will be treated as stock in a PFIC if the Company were a PFIC at any time during the U.S. holder’s holding period in the common shares. Dividends received from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to holders either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
We are subject to the reporting requirements of the Exchange Act, as applied to foreign private issuer. We furnish quarterly financial information to the SEC on Form 6-K and file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. Any documents filed or furnished by the Company may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
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
The following discussion and analysis only addresses our market risk and does not address other financial risks that we face in the normal course of business, including credit risk and liquidity risk. Please see note (10.3) Financial risk management to our audited consolidated financial statements for 2015 included herein for a further discussion of our financial risk management policies and markets risks.
Interest Rate Risk
Interest rate risk management aims to protect consolidated profit or loss from negative effects from market interest rate fluctuations. Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates. Since the new Term Loans are variable interest rate instruments, we are exposed to the market risk arising from changes in the yield curve. Appropriate hedging instruments are in place to mitigate the exposure arising from increasing interest rates.
The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2015 assuming that all other variables remain unchanged. For example changes in USD/EUR currency rate would have an impact on our interest exposure and vice versa. Changes in interest rates would also have a related impact on our foreign currency (USD) exposure. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the New Revolving Credit Facilities was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2015 is as follows:

	December 31, 2015
	in EUR million
	Increase by 0.50%	Decrease by 0.50%
Increase (decrease) in the interest expense	(0.6)	0.5
Increase (decrease) in income before taxes	0.6	(0.5)
Increase (decrease) in equity (Cash flow hedge reserve)	0.3	—
Increase (decrease) in total comprehensive income before taxes	0.9	(0.5)

Currency Risk
Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar-denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.
The table below shows the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the outstanding amount and the interest for the U.S. Dollar-denominated Term Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2015 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

Period ended December 31, 2015 (1)
In EUR k	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%
in EUR million
FX gain / (FX loss) in finance result	12.2	(15.0)
Increase (decrease) in income before taxes	12.2	(15.0)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	15.0	(18.4)
Increase (decrease) in total comprehensive income before taxes	27.3	(33.3)
(1) Euro/U.S. Dollar exchange rate as of December 31, 2015: 1.0887
Commodity Risk
Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly in past years and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010, to a peak of $127 per barrel in April 2011, and then declined to $110 per barrel by the end of December 2013, dropped sharply to $60 in December 2014 and further declined to $30 per barrel by end of December 2015. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials (75% in the Rubber Carbon Black segment and approximately 37% in the Specialty Carbon Black segment based on volumes in 2015). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that our contracts have enabled us to generally maintain our Segment Adjusted EBITDA Margins since the Acquisition. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. We also have short-term non-indexed contracts: approximately 25% in the Rubber Carbon Black segment and approximately 63% in the Specialty Carbon Black segment based on volumes in 2015. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.
Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out, under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act as of December 31, 2015. Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2015, our disclosure controls and procedures are effective in ensuring that material information that is required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of the Company’s financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition. Accordingly, management’s assessment did not include the internal controls of OECQ, which is included in the consolidated financial statements for the year ended December 31, 2015 and constituted 33,974,452 and EUR 27,781,780 of total assets and net assets, respectively, as of December 31, 2015 and EUR 8,361,432 and EUR (28,380) of revenues and net income, respectively for the year ended on December 31, 2015.
Attestation Report of the Independent Registered Public Accounting Firm
The Company’s independent registered public accounting firm, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, has issued their attestation report on management’s internal control over financial reporting which is set forth below.
Changes in Control over Financial Reporting
During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
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
Item 16C. Principal Accountant Fees and Services
The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to its Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has served as our principal independent public auditor for the years 2015 and 2014 for which audited Consolidated Financial Statements appear in this report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and affiliates for providing audit and other professional services in each of the last two years:

(in € millions)	2015	2014
Audit fees	1.8	1.0	1.0
Audit-related fees	—	0.8
Tax fees	0.6	0.8
All other fees	—	—
Total	2.4	2.6	2.6
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of Orion’s consolidated financial statements. The increase in audit fees incurred in 2015 compared to 2014 is mainly due to 2015 being the first year we were subject to an integrated audit.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of Orion’s financial statements and include consultations concerning financial accounting and reporting standards and services related to filings with the SEC including comfort letters and the review of documents filed with or furnished to the SEC. The decrease in audit related fees to nil in 2015 compared to EUR 0.8 in 2014 is primarily due to services rendered in relation to our IPO in 2014.
Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns, requests to extend filing dates and assistance and representation in connection with tax audits, and for tax consultancy in connection with international tax issues and mergers and acquisitions deals.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None in the period covered by this report. As of February 24, 2016, 281,765 common shares have been repurchased by the Company pursuant to a share repurchase plan established in January 2016.
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
Rule 10A-3(b)(2) under the Exchange Act requires that a U.S. public company’s independent auditors be appointed by the company’s audit committee. As required under Luxembourg Law and our Articles of Association, our independent auditors are appointed by a general meeting of shareholders upon the recommendation of the Audit Committee.
Item 16H. Mine Safety Disclosure
Not applicable.
PART II
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements
See page F-1 of this report.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at December 31, 2015 and for the three years ended December 31, 2015

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated income statements of Orion Engineered Carbons S.A. for the three years ended December 31, 2015	F-4

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A. for the three years ended December 31, 2015	F-5

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2015 and 2014	F-6

Consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three years ended December 31, 2015	F-7

Consolidated statements of changes in equity of Orion Engineered Carbons S.A. for the three years ended December 31, 2015	F-8

Notes to the consolidated financial statements of Orion Engineered Carbons S.A., as at December 31, 2015 and 2014 and for the three years ended December 31, 2015	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orion Engineered Carbons S.A.

We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons S.A. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orion Engineered Carbons S.A. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Orion Engineered Carbons S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated March 3, 2016 expressed an unqualified opinion thereon.

/s/Stefan Pfeiffer /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Essen, Germany
March 3, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Orion Engineered Carbons, S.A.

We have audited Orion Engineered Carbons, S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). Orion Engineered Carbons, S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Orion Engineered Carbons Qingdao Ltd., which is included in the 2015 consolidated financial statements of Orion Engineered Carbons, S.A. and subsidiaries and constituted EUR 33,974,452 and EUR 27,781,780 of total assets and net assets, respectively, as of December 31, 2015 and EUR 8,361,432 and EUR (28,380) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Orion Engineered Carbons, S.A. and subsidiaries also did not include an evaluation of the internal control over financial reporting of Orion Engineered Carbons Qingdao Ltd.

In our opinion, Orion Engineered Carbons, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Orion Engineered Carbons, S.A as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 3, 2016 expressed an unqualified opinion thereon.

/s/Stefan Pfeiffer /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
March 3, 2016                  Essen, Germany

Consolidated income statements of Orion Engineered Carbons S.A.
for the three years ended December 31, 2015

		2015	2014	2013

	Note	In EUR k	In EUR k	In EUR k

Revenue	(7.1)	1,111,776	1,318,399	1,339,620
Cost of sales		(791,467)	(1,017,342)	(1,070,817)
Gross profit		320,309	301,057	268,803

Selling expenses		(108,100)	(99,642)	(92,062)
Research and development costs		(13,404)	(12,953)	(10,085)
General and administrative expenses		(62,107)	(54,602)	(52,524)
Other operating income	(7.2)	7,456	4,452	8,344
Other operating expenses	(7.3)	(21,761)	(33,994)	(38,663)
Operating result (EBIT)		122,393	104,318	83,813
Finance income	(7.4)	17,275	39,342	17,136
Finance costs	(7.4)	(73,448)	(182,695)	(112,736)
Share of profit or loss of joint ventures	(7.5)	492	520	365
Financial result		(55,681)	(142,833)	(95,235)
Profit or (loss) before income taxes		66,712	(38,515)	(11,422)
Income taxes	(7.6)	(23,838)	(17,424)	(7,531)
Profit or (loss) for the period		42,874	(55,939)	(18,953)

Earnings per share (EUR per share), basic	(7.9)	0.72	(1.11)	(0.43)
Weighted average shares, basic (in thousand of shares)		59,635	50,471	43,750
Earnings per share (EUR per share), diluted		0.72	(1.11)	(0.43)
Weighted average shares, diluted (in thousand of shares)		59,830	50,471	43,750

Consolidated statement of comprehensive income of Orion Engineered Carbons S.A.
for the three years ended December 31, 2015

	2015	2014	2013

	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period	42,874	(55,939)	(18,953)

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	1,065	36,805	(20,216)
Income tax effects	(369)	222	(464)
	696	37,027	(20,680)

Unrealized net gains/(losses) on hedges of a net investment in a foreign operation
Change in unrealized (losses)	(17,077)	—	—
Income tax effects	5,674	—	—
	(11,403)	—	—

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	—	1	(33)
	—	1	(33)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(10,707)	37,028	(20,713)

Actuarial gains/(losses) on defined benefit plans
Change in unrealized gains/(losses)	1,956	(11,425)	(1,773)
Income tax effects	(609)	3,665	678
	1,347	(7,760)	(1,095)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	1,347	(7,760)	(1,095)

Other comprehensive income (loss), net of tax	(9,360)	29,268	(21,808)

Total comprehensive income (loss), net of tax all attributable to equity holders of the parent	33,514	(26,671)	(40,761)

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2015 and 2014

		December 31, 2015	December 31, 2014
A S S E T S
	Note	In EUR k	In EUR k
Non‑current assets
Goodwill	(8.1)	48,512	48,512
Other intangible assets	(8.1)	94,803	110,952
Property, plant and equipment	(8.2)	385,856	358,216
Investment in joint ventures		4,657	4,657
Other financial assets	(8.3)	3,049	5,931
Other assets	(8.5)	3,698	3,750
Deferred tax assets	(8.11)	55,254	57,084
		595,829	589,102
Current assets
Inventories	(8.4)	105,111	125,298
Trade receivables	(8.3)	172,123	199,486
Other financial assets	(8.3)	3,126	1,001
Other assets	(8.5)	20,321	26,166
Income tax receivables	(8.11)	8,750	10,575
Cash and cash equivalents	(8.6)	65,261	70,544
		374,692	433,070
		970,521	1,022,172

		December 31, 2015	December 31, 2014
E Q U I T Y A N D L I A B I L I T I E S
	Note	In EUR k	In EUR k
Equity
Subscribed capital	(8.7)	59,635	59,635
Reserves	(8.7)	(52,823)	51,569
Profit or (loss) for the period	(8.7)	42,874	(55,939)
		49,686	55,265
Non-current liabilities
Pension provisions	(8.8)	44,994	48,629
Other provisions	(8.9)	15,456	14,169
Financial liabilities	(8.10)	650,782	670,189
Other liabilities		138	2,101
Deferred tax liabilities	(8.11)	40,052	44,281
		751,422	779,369
Current liabilities
Other provisions	(8.9)	38,057	40,808
Trade payables	(8.10)	94,213	105,074
Other financial liabilities	(8.10)	4,750	10,684
Income tax liabilities	(8.11)	16,443	11,552
Other liabilities		15,950	19,420
		169,413	187,538
		970,521	1,022,172

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2015

		2015	2014	2013
	Note	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period		42,874	(55,939)	(18,953)
Income taxes	(7.6)	23,838	17,424	7,531
Profit or (loss) before income taxes		66,712	(38,515)	(11,422)
Depreciation and amortization of intangible assets and property, plant and equipment	(8.1) (8.2)	72,778	77,083	76,060
Other non-cash expenses/(income)		957	—	(3,889)
Decrease in trade receivables		46,839	9,897	5,001
Decrease in inventories		25,777	4,138	25,549
Increase/(decrease) in trade payables		(28,425)	1,524	4,401
Increase/(decrease) in provisions		(8,831)	(6,957)	1,802
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		(7,078)	5,821	21,870
Finance income	(7.4)	(17,275)	(39,341)	(17,136)
Finance costs	(7.4)	73,448	182,695	112,736
Cash paid for income taxes		(10,540)	(23,928)	(24,118)
Cash flows from operating activities		214,362	172,417	190,854
Cash paid for the acquisition of intangible assets and property, plant and equipment		(51,541)	(64,454)	(77,155)
Cash paid to acquire entities less cash acquired	(3)	(23,240)	—	—
Cash flows from investing activities		(74,781)	(64,454)	(77,155)
Cash received from borrowings, net of transaction costs		—	645,724	2,103
Cash repayments of non-current financial liabilities		(56,825)	(621,961)	—
Repayments of borrowings		(5,680)	(2,311)	—
Interest and similar expenses paid		(41,894)	(121,138)	(117,279)
Interest and similar income received		862	29,693	471
Dividends paid to shareholders		(40,000)	(40,000)	—
Cash flows from financing activities		(143,537)	(109,993)	(114,705)

Change in cash		(3,956)	(2,030)	(1,006)
Change in cash resulting from exchange rate differences		(1,327)	2,096	(3,378)
Cash and cash equivalents at the beginning of the period		70,544	70,478	74,862
Cash and cash equivalents at the end of the period		65,261	70,544	70,478

Consolidated statements of changes in equity of Orion Engineered Carbons S.A.
for the three years ended December 31, 2015

In EUR k		Subscribed capital		Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained earnings	Total equity
		Number of common shares	Amount

Note			(8.7)	(8.7)			(10.3)	(8.8)

2013	As at January 1, 2013	43,750,000	43,750	55,842	2,243	32	—	(5,422)	(93,212)	3,233
	Loss for the period	—	—	—	—	—	—	—	(18,953)	(18,953)
	Other comprehensive income, net of tax	—	—	—	(20,680)	(33)		(1,095)	—	(21,808)
	Total comprehensive income, net of tax	—	—	—	(20,680)	(33)	—	(1,095)	(18,953)	(40,761)
	Changes to the capital reserves	—	—	(36,723)	—	—	—	—	—	(36,723)
	As at December 31, 2013	43,750,000	43,750	19,119	(18,437)	(1)	—	(6,517)	(112,165)	(74,251)

2014	As at January 1, 2014	43,750,000	43,750	19,119	(18,437)	(1)	—	(6,517)	(112,165)	(74,251)
	Loss for the period	—	—	—	—	—	—	—	(55,939)	(55,939)
	Other comprehensive income, net of tax	—	—	—	37,027	1	—	(7,760)	—	29,268
	Total comprehensive income, net of tax	—	—	—	37,027	1	—	(7,760)	(55,939)	(26,671)
	Capital contribution	15,885,126	15,885	196,357	—	—	—	—	—	212,242
	Dividends paid	—	—	(40,000)	—	—	—	—	—	(40,000)
	Derecognition of the residual value of the shareholder loan	—	—	(16,055)	—	—	—	—	—	(16,055)
	As at December 31, 2014	59,635,126	59,635	159,421	18,590	—	—	(14,277)	(168,104)	55,265

2015	As at January 1, 2015	59,635,126	59,635	159,421	18,590	—	—	(14,277)	(168,104)	55,265
	Profit for the period	—	—	—	—	—	—	—	42,874	42,874
	Other comprehensive income, net of tax	—	—	—	696	—	(11,403)	1,347	—	(9,360)
	Total comprehensive income, net of tax	—	—	—	696	—	(11,403)	1,347	42,874	33,514
	Dividends paid	—	—	(40,000)	—	—	—	—	—	(40,000)
	Share based Payments	—	—	907	—	—	—	—	—	907
	As at December 31, 2015	59,635,126	59,635	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686

Notes to the consolidated financial statements of Orion Engineered Carbons S.A. as at December 31, 2015 and 2014 and for the three years ended December 31, 2015

(10)	Other notes	F-45

(10.1)	Capital management	F-45

(10.2)	Additional disclosures on financial instruments	F-46

(10.3)	Financial risk management	F-48

(10.4)	Related parties	F-53

(10.5)	Contingent liabilities and other financial obligations	F-54

(11)	Events after the reporting date	F-57

(1)    Organization and principal activities
Orion Engineered Carbons S.A. (“Orion”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg. Orion was incorporated on April 13, 2011.
Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2015.
During the year the group acquired 100% of the shares in the Chinese entity Qingdao Evonik Chemical Co., Ltd. (“QECC”) from Evonik Industries AG (“Evonik”) (52%), Deutsche Investitions- und Entwicklungsgesellschaft mbH’s (“DEG”) (15%) and Jiaozhou Finance Investment Center (“JFIC”) (33%). See also note (3) Business Combination. QECC was renamed Orion Engineered Carbons Qingdao Co., Ltd (“OECQ”)
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
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
As at December 31, 2015, the Orion Group operates 14 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as one production facility in Portugal (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
The Group’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea and Germany and China.
The Group’s consolidated financial statements are prepared in Euros, the presentation currency of the Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k). Due to rounding, numbers presented throughout the tables and these notes may not add up precisely to the totals presented and percentages may not precisely reflect the absolute figures.
The Group’s audited consolidated financial statements were authorized for issue by board of directors on February 25, 2016.

(2)	Basis of preparation of the financial statements

(2.1)	Compliance with IFRS
The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for financial years ended on or before December 31, 2015 have been applied.
The accounting policies and the presentation of items in the consolidated financial statements are applied consistently throughout the Group.

(2.2)	New accounting standards
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014. The following amendments to IFRS standards adopted on January 1, 2015 did not have any impact on the accounting policies, financial position or performance of the Group:

•IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)
The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

•Improvements to IFRSs (2010-2012 and 2011-2013 cycles)
In December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording.
Accounting standards issued but not yet effective
The IASB has issued accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Group’s consolidated financial statements will be adopted when they become effective.
The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2015 and were not applied by the Group:

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

•	IAS 1 Presentation of Financial Statements
As part of its disclosure initiative, the IASB published in December 2014 amendments to IAS 1 Presentation of Financial Statements which is designed to assist preparers in applying judgement when meeting the presentation and disclosure requirements in IFRS. This includes more options on how to present financial statements and notes. The amendment will be effective for periods beginning on or after January 1, 2016 with early application permitted. The Group is currently analyzing how the amendments could be applied to its financial statements beginning in 2016.

•	IAS 7 Statement of Cash Flow
As part of its disclosure initiative, the IASB published in January 2016 amendments to IAS 7 Statement of Cash Flow which requires a reconciliation of balance sheet movements for all liabilities for which cash flows are disclosed as “Cash flows from financing activities”. The amendment will be effective for periods beginning on or after January 1, 2017 with early application permitted.
The adoption of the amendments will have an impact on disclosure requirements for the Group.

•	IFRS 9 Financial instruments
IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 will be effective as of January 1, 2018.
The adoption of IFRS 9 will have an effect on the classification and measurement of certain of Orion’s financial instruments and potentially may impact the hedge accounting models used by the Group. We are analyzing the overall impact of IFRS 9 on the Group.

•	IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014. IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will be effective as of January 1, 2018. We are analyzing the overall impact of IFRS 15 on the Group.

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On 12 May 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization and have no impact on accounting for amortization and depreciation within the Group.

•	IFRS 16 Leases
In January 2016, the IASB issued the new standard IFRS 16 “Leases”, which supersedes the existing lease accounting according IAS 17. The existing concept of operating and finance leases will be replaced and most leases will be recognized in the statement of financial position. IFRS 16 will be effective as of January 1, 2019.
The Group has operating and finance lease contracts and the new standard will have an impact on Group accounting policies, procedures as well as financial statements and our key performance indicators. The Group is currently analyzing the quantitative impact of IFRS 16. Refer to note (10.5) Contingent liabilities and other financial obligations for details of our current lease obligations.

(2.3)	Basis of consolidation
All subsidiaries indirectly or directly controlled by Orion are consolidated. Entities are consolidated from the date the Orion Group obtains control, which generally is the acquisition date, and are deconsolidated when control is lost.
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
Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. See note (5) List of shareholdings for the list of subsidiaries consolidated as part of the Orion Group.

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

The following exchange rates were used for currency translation:

EUR 1 equivalent to	Annual average exchange rate			Closing rate as at Dec 31,
	2015	2014	2013	2015	2014
U.S. Dollar (USD)	1.1130	1.3255	1.3300	1.0887	1.2141
Pound Sterling (GBP)	0.7284	0.8055	0.8475	0.7340	0.7789
Japanese Yen (JPY)	134.5231	140.8269	128.9069	131.0700	145.2300
Swedish Krona (SEK)	9.3414	9.1004	8.6624	9.1895	9.3930
Singapore Dollar (SGD)	1.5288	1.6823	1.6632	1.5417	1.6058
South African Rand (ZAR)	14.2616	14.3580	12.8713	16.9530	14.0353
Polish Zloty (PLN)	4.1909	4.1909	4.2027	4.2639	4.2732
Brazilian Real (BRL)	3.7024	3.1207	2.8791	4.3117	3.2207
South Korean Won (KRW)	1,259.6731	1,396.6646	1,452.3915	1,280.7800	1,324.8000
Chinese Renminbi (CNY)	6.9924	8.1693	8.1769	7.0608	7.5358

(2.5)	Significant accounting policies
Amounts in the financial statements are measured at amortized/depreciated historical cost, except for derivatives and certain primary financial instruments, which are measured at fair value in accordance with the relevant standards, as described below. The accounting policies below apply to the Group.
Revenue and expense recognition

(a)	Revenue and income recognition and related accounts receivable
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
Revenue is only recognized if revenue and the related costs incurred or to be incurred can be measured reliably and it is sufficiently probable that the economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer. The Group records a provision for warranty costs, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.
With respect to the sale of goods, sales are recognized at the time that ownership and the associated risks transfer to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement.
Interest income is recognized using the effective interest method.

(b)	Expense recognition
Expenses are recognized in the period in which they are incurred.
Interest expenses are recognized using the effective interest method.
Business combinations, goodwill and intangible assets
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in other operating expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.
Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the statement of profit or loss.
Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests) and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.
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
(b) Technology and patents, trademarks and other intangible assets
Technology and patents (including capitalized development costs), trademarks and other intangible assets are amortized straight line over a useful life of 15 years. Other intangible assets are amortized straight line over a useful life of 3 to 10 years.
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
Property, plant and equipment are depreciated using the straight-line method over the expected remaining useful life. The expected remaining useful lives are determined based upon the point at which an asset is acquired. In certain cases, assets acquired were nearing the end of their useful life, resulting in a shorter period by comparison to those properties acquired new. There is no significant difference in the types of assets that have shorter useful lives (for example 5 years for a building or 3 years for plant and machinery) as compared to the entire asset class. The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.
In 2015, the Group re-assessed the estimated useful lives of its property, plant and equipment and changed the estimated remaining useful life of certain assets, effective as of January 1, 2015, which has been accounted for as a change in estimates (See note (6) Operating segments). The ranges of useful lives for the different assets classes remain unaffected by this change in estimate and amounts to:

In years
Buildings	5-50
Plant and machinery	3-25
Furniture, fixtures and office equipment	3-25
For further information on the expected remaining useful life of the existing assets as at December 31, 2015 see note (8.2) Property, plant and equipment.
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
Impairment test
Impairment of property, plant and equipment and other intangible assets with finite useful lives
The Group assesses property, plant and equipment and other intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU may not be recoverable. If assets or CGUs are determined to be impaired, the carrying amount of these assets or CGUs is written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows.
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
Impairment of goodwill
Goodwill is not amortized, but instead tested for impairment annually in the fourth quarter based on September 30 actual results, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable.
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
If the carrying amount of one of the cash generating units exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the CGU’s fair value less cost to sell and its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.

Value in use is determined by calculating the future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit using the discounted cash flow (“DCF”) method. The DCF method is applied by first calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as at the reporting date using a risk-adequate discount rate.
The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity.
The cost of equity is derived from the expected return on investment by the Group’s investors, which is derived from a peer group. The cost of debt is based on standard market borrowing rates for peer group companies. Segment-specific risk is incorporated by applying individual beta factors which lead to segment-specific WACC. The beta factors are determined annually based on publicly available market data.
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
The Group’s income statement reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income (“OCI”) of those investees is presented as part of OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of such change, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.
The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on the investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the loss in the Group’s combined income statement.
Inventories
The cost of inventories (raw materials, consumables and supplies, and merchandise) that have a similar nature or use is assigned by using the weighted average cost method. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity).
Inventory is reviewed for both potential obsolescence and potential loss of value periodically. In this review, assumptions are made about the future demand for, and market value of, the inventory and based on these assumptions the amount of any obsolete, unmarketable or slow moving inventory is estimated.
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
The provisions for the German entities of the Group are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.
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
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments are recorded in cost of sales, administration expenses or selling and distribution expenses and the net interest expense or income is recorded in finance costs and finance income.
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
Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. A constructive obligation exists when the main features of a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, has been communicated to the employees affected.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Regarding part-time early retirement agreements the Group uses the block model. During the first block the employee works fulltime. After completing the first block, the employee retires early, which reflects the second block. However, the employee receives a reduced remuneration for the entire period of the agreement. The early retirement scheme is considered a long-term employee benefit that is measured using the projected unit method and past service costs are considered in determining the respective obligation.
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
Primary financial assets
Primary financial assets are accounted for as loans and receivables in accordance with IAS 39.
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment if applicable and indicated. Financial assets are derecognized if the contractual rights to receive payments have expired or have been transferred and the Group has substantially transferred all risks and rewards incidental to ownership.
Loans and receivables mainly comprise trade receivables and loans. Such assets are measured initially at fair value and subsequently at amortized cost using the effective interest method. If there is any objective evidence (triggering event) that the settlement values due will not be fully collectible in the normal course of business, an impairment loss is charged. The amount of the impairment loss is based on historical values and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows calculated using the effective interest rate.
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

(b)    Derivative financial instruments
Derivative financial instruments (derivatives) are used to hedge exchange rate and interest rate risks. Hedging instruments in the form of forward exchange contracts and interest rate derivatives are accounted for, and are recognized initially as at the trade date and are subsequently remeasured at fair value. If there is no quoted price in an active market for a derivative, its fair value is determined using financial valuation models. Forward exchange contracts are valued using the forward exchange rate on the reporting date.
Derivative financial instruments not qualifying as hedging instruments are recognized at fair value through profit or loss and are classified as held for trading.
(c)    Hedge accounting
Within the Group, all hedging relationships except the net investment hedge are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction.
In January 2015, the Group has entered into hedges of a net investment in a foreign operation. A hedge of a net investment in a foreign operation is a foreign currency financial instrument used to hedge future changes in currency exposure of a foreign operation denominated in that same foreign currency. For financial instruments that qualify as hedge of a net investment in foreign operations, the effective portion of the change in fair value of the hedging instrument is recorded in accumulated other comprehensive income. Any ineffective portion of the net investment hedge is recognized in finance result in the income statement during the period of change. On the disposal of the foreign operation, the cumulative value of any such gains and losses recorded in equity is transferred to profit and loss.
The Group uses a portion of its U.S. Dollar term loan as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries. Refer to note (10.2) Additional disclosures on financial instruments for more details.
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
Fair value measurement
The Group measures financial instruments, such as derivatives, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the following fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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
Share-based payments
On July 31, 2015, the company established a Long Term Incentive Plan (“LTIP”), which is an equity settled share-based payment in the form of performance share units (“PSU”) for a defined group of executive managers of the group. Refer to note (7.8) Share-based payments for more details.
The cost of the equity settled transactions is determined by the fair value of the PSU at grant date using an appropriate valuation model and is recognized as expense in appropriate functional costs in the income statement, and against capital reserves in equity over the vesting period. At each reporting date the cumulative expense is calculated based on the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expenses or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in respective functional costs in the income statement. No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity settled award are modified, the minimum expense recognized is the expense had the terms not been modified, if those original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.
The dilutive effect of granted PSUs is reflected in the computation of diluted earnings per share.
Contingent liabilities and other financial obligations
Other than those recognized as part of a business combination, contingent liabilities include
(a)possible obligations that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events (e.g., financial guarantees), and
(b)    present obligations that arise from past events but are not recognized because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or (ii) the amount of the obligation cannot be measured with sufficient reliability.
Contingent liabilities are not recognized in the financial position but are disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote.
Other financial obligations include off-balance sheet obligations where there is a contractual commitment to pay at a fixed time, including future minimum lease payments for assets under operating lease agreements under IAS 17 and contractual purchase commitments under long-term supply agreements for raw materials under IAS 39. Those financial obligations are based on the future financial commitments included in the respective agreements.

(3)	Business Combination
On October 27, 2015, the Group acquired 67% of the voting shares of Qingdao Evonik Carbon Black Ltd. (“QECC”), an unlisted Chinese joint venture. In a linked transaction, the Group acquired the remaining 33% of the voting shares on December 29, 2015. These share purchase agreements are treated as a single transaction because the arrangements were entered in contemplation of each other and were designed to achieve the overall commercial effect of gaining 100% ownership of QECC. QECC was renamed Orion Engineered Carbons Qingdao Ltd. (“OECQ”). The Group acquired OECQ because it greatly improves the Group’s ability to serve the highly important Chinese market, as well as the rest of Asia-Pacific.
(a)Consideration paid
Cash consideration paid to the selling shareholders amounted to EUR 27,946k.
(b)Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of OECQ as at the date of acquisition were:

Preliminary Fair Value recognized on acquisition	In EUR k
Assets
Property, plant and equipment	5,514
Deferred tax assets	2,376
Inventories	4,921
Trade receivables	15,198
Other Assets	2,901
Cash and cash equivalents	4,706
Total identifiable assets	35,616

Liabilities
Personnel related provisions	1,356
Trade payables	243
Income tax liabilities	2,126
Other liabilities	3,945
Total identifiable liabilities	7,670
Total identifiable net assets at preliminary fair value	27,946

The preliminary fair values of the assets and liabilities are based in general on the IFRS net book values as reported by the acquired entity. In a preliminary purchase price allocation, fixed assets were reduced in an amount of EUR 10,041k to better reflect assumed fair values. The purchase price allocation is still preliminary as of December 31, 2015 due to the transaction being completed close to the end of the reporting period. The purchase price allocation will be finalized within the measurement period.
(c)Purchase consideration transferred and net cash flow on acquisition

In EUR k
Cash paid to selling shareholders	27,946
Transaction costs of the acquisition (included in cash flows from operating activities)	263
Net cash acquired with the subsidiary (included in cash flows from investing activities)	(4,706)
Net cash flow on acquisition	23,503

Transaction costs are included in other operating expenses.
The purchase agreement with the previous owner includes a reimbursement for liabilities resulting from a tax audit. The liability to tax authorities is included in the above identified liabilities. The reimbursement is expected to be paid by the previous owner in the first quarter of 2016 and is included in the other assets identified.

From the date of acquisition, OECQ contributed EUR 8,361k of revenue and a loss of EUR 28k to the net income of the Group. Had the combination taken place at the beginning of 2015, the Group’s revenue and net income would have been increased by EUR 43.954k and EUR 559k.

(4)	Assumptions, the use of judgment and accounting estimates
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
(a)    Impairment of goodwill
Impairment is determined for goodwill by assessing the recoverable amount of each group of cash generating units to which the goodwill relates. Assumptions and judgments of future developments are inherent in the determination of the recoverable amount. For further details, see note (8.1) Goodwill and other intangible assets.
(b)    Recognition and impairment of deferred tax assets
Deferred tax assets may only be recognized if it is probable that sufficient taxable income will be available in the future. If these expectations are not met, a write-down would have to be recognized in income for the deferred tax assets. For further details, see note (8.11) Deferred and current taxes.
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
Further details about the assumptions used, including those used for the sensitivity analysis, are given in note (8.8) Pension provisions and post-retirement benefits.
(d)    Measurement of other provisions
Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. The Group has to make assumptions about the probability of occurrence of an obligation or future trends, such as expected costs, on the basis of experience. Non-current provisions are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate see also note (8.9) Other provisions.
(e)    Business combination assumptions
The acquisition of OECQ is recognized based on the latest available provisional fair value assumptions. During the measurement period, provisional amounts may change to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period and based on new information it may be necessary to recognize additional assets or liabilities as of the acquisition date. Those changes would retrospectively adjust the provisional amounts as recognized.

(5)    List of shareholdings
The following entities are included in the Group consolidated financial statements as subsidiaries or joint ventures at December 31, 2015.

As at Dec 31, 2015
Shareholding
Orion Engineered Carbons S.A., Luxembourg
Controlled entities
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100%
Kinove Italian Bidco S.r. l., Ravenna, Italy	100%
Orion Engineered Carbons France Holdco SAS, Paris, France	100%
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal*	100%
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100%
Orion Engineered Carbons Korea Co. Ltd., Bupyeong-gu, South Korea	100%
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100%
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100%
Orion Engineered Carbons S.A.S. France, Ambès, France	100%
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal*	100%
Orion Engineered Carbons LLC USA, Kingwood, USA	100%
Orion Engineered Carbons Co. Ltd., Bupyeong-gu, South Korea	100%
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100%
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100%
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100%
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100%
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons KK Japan, Tokyo, Japan	100%
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore	100%
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China	100%
Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd., Shanghai, China**	100%
Orion Engineered Carbons Qingdao Co., Ltd., China***	100%
CB International Services Company GmbH, Frankfurt am Main, Germany	100%
Carbon Black OpCo GmbH, Frankfurt am Main, Germany*	100%

Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany	54%
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50%
* in liquidation
** newly founded in the third quarter of 2015
*** acquired in the fourth quarter of 2015. For further details see note (3) Business Combination.
Although Orion holds 54% of shares as at December 31, 2015 and 2014 in Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany (“DGW KG”), the terms and conditions of DGW KG’s articles of association and other bylaws impede Orion from controlling DGW KG. Therefore DGW KG is recognized as a joint venture applying the equity method.

(6)	Operating segments
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
Other adjustments are not allocated to the individual segments as they are managed on a group basis.
Segment reconciliation for the years ended December 31, 2015, 2014 and 2013:

	In EUR k			In EUR k			In EUR k
	2015			2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	730,288	381,488	1,111,776	917,135	401,264	1,318,399	949,353	390,267	1,339,620
Cost of sales*	(564,559)	(226,908)	(791,467)	(747,389)	(269,953)	(1,017,342)	(803,300)	(267,517)	(1,070,817)
Gross profit	165,729	154,580	320,309	169,746	131,311	301,057	146,053	122,750	268,803
Adjusted EBITDA	93,704	115,006	208,710	108,032	99,629	207,661	93,116	97,950	191,066
Adjusted EBITDA Margin	12.8%	30.1%	18.8%	11.8%	24.8%	15.8%	9.8%	25.1%	14.3%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(44,815)	(27,963)	(72,778)	(45,313)	(31,770)	(77,083)	(48,431)	(27,629)	(76,060)
Share of profit of joint venture	(492)	—	(492)	(520)	—	(520)	(365)	—	(365)
Other adjustments			(13,047)			(25,740)			(30,828)
EBIT			122,393			104,318			83,813
* Change in estimate of useful lives led to lower depreciation of EUR 7,773k (Specialties) and EUR 11,229k (Rubber) for the year ended December 31, 2015, reducing cost of sales and increasing gross profit.

Definition of “adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the Credit Agreement governing our term loans, “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects that result from items which management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or (loss) as follows:

Reconciliation of profit or (loss)	In EUR k
	2015	2014	2013
Adjusted EBITDA	208,710	207,661	191,066
Share of profit of joint venture	(492)	(520)	(365)
Restructuring expenses (1)	—	(4,082)	(15,146)
Consulting fees related to Group strategy (2)	(1,502)	(4,610)	(12,484)
Expenses related to capitalized emission rights (3)	—	—	(2,706)
Long Term Incentive Plan	(907)	—	—
Other non-operating (4)	(10,638)	(17,048)	(492)
EBITDA	195,171	181,401	159,873
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(72,778)	(77,083)	(76,060)
Earnings before taxes and finance income/costs (operating result (EBIT))	122,393	104,318	83,813
Other finance income	17,275	39,342	17,136
Share of profit of joint ventures	492	520	365
Finance costs	(73,448)	(182,695)	(112,736)
Income taxes	(23,838)	(17,424)	(7,531)
Profit or (loss) for the period	42,874	(55,939)	(18,953)
(1) Restructuring expenses primarily include personnel-related costs and IT-related costs (in particular in connection with the roll out of our global SAP platform in 2013).
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.
(3) Expenses related to capitalized emission rights result from the consumption and revaluation of emission rights that were capitalized as part of the acquisition of the Evonik Carbon Black business in 2011.
(4) Other non-operating in the period ended December 31, 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Section 404 implementation costs, EUR 1.8 million on OECQ related post acquisition costs and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition. Other non-operating in 2014 include EUR 10.7 million IPO related costs as well as an impairment of inventories totaling EUR 3.9 million resulting in part from a cancellation of a particular customer’s contract.
Geographic information

Revenues	In EUR k
	2015	2014	2013
Germany	415,944	502,581	524,219
United States	329,669	391,221	373,744
South Korea	234,442	255,536	258,900
Brazil	51,793	85,983	91,101
South Africa	43,669	54,762	61,258
Other	28,536	20,851	21,449
Rest of Europe*	7,723	7,465	8,949
Total	1,111,776	1,318,399	1,339,620
* Only a holding company is located in Luxembourg, accordingly no revenue is generated in the country of domicile.
Revenue generated for the year ended December 31, 2015 from the two largest customers was EUR 120,609k and EUR 110,387k respectively in the “Rubber” segment. There are no other customers which account for more than 10% of revenue. For the year ended December 31, 2014 the respected revenues from these two largest customers were EUR 158,836k and EUR 138,825k in the “Rubber” segment. In year ended December 31, 2013 only one customer accounted for more than 10% of revenues with EUR 162,080k in the “Rubber” segment.

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Dec 31,
	2015	2014
Germany	141,624	153,256
Sweden	67,333	64,797
Italy	61,615	59,831
Poland	41,135	38,724
Rest of Europe	14,819	13,748
Subtotal Europe	326,526	330,356
United States	91,212	74,092
South Korea	70,686	70,680
South Africa	25,007	26,138
Brazil	10,165	16,247
China	5,539	125
Other	36	42
Total	529,171	517,680

(7)	Notes to income statement
(7.1)    Revenue
Revenue is generated entirely from the sales of goods.

(7.2)	Other operating income

	In EUR k
	2015	2014	2013
Income from the currency translation of monetary items	10	–	1,203
Income from the valuation of derivatives	2,202	1,529	3,264
Income from the reversal of provisions	478	633	298
Cost transfers to business partners	—	–	1,276
Miscellaneous income	4,766	2,290	2,303
Total	7,456	4,452	8,344
Income from currency translation relates to trade receivables and payables only. Income from currency translation on financing items is shown in finance result and is explained in note (7.4) Finance income and costs.

(7.3)	Other operating expenses

	In EUR k
	2015	2014	2013
Restructuring expenses	—	4,082	15,146
Consulting fees related to Group strategy	1,502	4,610	12,484
IPO related costs	—	10,731	—
Expenses from the currency translation of monetary items	1,742	2,142	3,130
Expenses from the valuation of derivatives	3,079	3,144	2,209
Expenses from allocations to other provisions	—	—	540
Impairment loss on trade receivables	1,616	1,584	—
Miscellaneous expenses	13,822	7,701	5,154
Total	21,761	33,994	38,663

Expenses from the currency translation relate to trade receivables and payables only. Expenses from currency translation on financing items is shown in finance result and are explained in note (7.4) Finance income and costs.
Miscellaneous expenses include items described in more detail in the Adjusted EBITDA reconciliation in note (6) Operating segments for the year ended December 31, 2015, except the OECQ related post acquisition costs, which is included in impairment loss on trade receivables. For the year ended December 31, 2014, an impairment on raw materials and finished goods of EUR 3,987k was recorded as miscellaneous expenses.

(7.4)	Finance income and costs

	In EUR k
	2015	2014	2013
Income from the currency translation of monetary items	15,330	9,560	12,681
Interest from the discounting of other provisions	–	88	—
Other interest income	1,945	1,147	4,455
Other financial Income	–	28,547	—
Finance income	17,275	39,342	17,136
Interest expenses from loans	(36,370)	(65,801)	(89,035)
Amortization of transaction costs	(4,804)	(3,373)	(5,220)
Expenses from the currency translation of monetary items	(27,073)	(51,792)	(13,560)
Other interest expenses	(3,335)	(3,231)	(1,344)
Net interest cost from pensions	(1,485)	(1,628)	(1,518)
Interest expenses from the unwinding of discounts on other provisions	(88)	(504)	(580)
Other finance expenses	(293)	(56,366)	(1,479)
Finance costs	(73,448)	(182,695)	(112,736)
Financial result before share of profit or loss from joint ventures	(56,173)	(143,353)	(95,600)
Other financial Income of EUR 28,547k for the year ended December 31, 2014 relates mainly to EUR 28,540k gains from currency derivatives.
Income and expenses from currency translation of monetary items within finance income and costs relate to financing items only. Income and expenses from currency translation of monetary items relating to trade receivables and payables are shown in note (7.2) Other operating income and note (7.3) Other operating expenses.
In 2014, other finance expenses include one-off cost in the amount of EUR 54,432k for refinancing. This includes early redemption fees of EUR 38,140k and write offs of capitalized transaction costs as of repayment date of EUR 16,292k. For further information see note (8.10) Trade payables, other financial liabilities.
Interest expenses for loans contain:

	In EUR k
	2015	2014	2013
Interest on term loans	(36,370)	(14,936)	—
Interest on senior secured notes	—	(31,230)	(54,416)
Interest on shareholder loans	—	(17,903)	(32,305)
Commitment fee for the revolving facility	(1,488)	(1,732)	(2,312)
Total interest expenses from loans	(37,858)	(65,801)	(89,033)

(7.5)	Share of profit of joint ventures

	In EUR k
	2015	2014	2013
Income from accounting for joint ventures using the equity method	492	520	365
The income results from the share in the joint venture Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co.

(7.6)	Income taxes
Income tax expense is as follows:

	In EUR k
	2015	2014	2013
Current income taxes	(21,440)	(30,189)	(18,336)
(thereof income taxes attributable to the prior year)	6,751	4,601	—
Deferred taxes	(2,398)	12,765	10,805
(thereof on temporary differences)	6,739	4,115	3,776
Total net tax expenses from continuing activities	(23,838)	(17,424)	(7,531)
Tax income recognized directly in equity	4,696	3,887	214

A corporate income tax rate of 15% was used to calculate the current and deferred taxes for the German entities. A solidarity surcharge of 0.825% (calculated as 5.5% on the corporate income tax rate) and a trade tax rate of 16.18%, 16.18% and 14.18%, for the years ended December 31, 2015, 2014 and 2013 respectively were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 32.00%, 32.00% and 30.00%, for the years ended December 31, 2015, 2014 and 2013 respectively. The current and deferred taxes for the non-German entities were calculated using their respective country-specific tax rates.
The following tax reconciliation shows the difference between the expected income taxes to the effective income taxes in the income statement using the German overall tax rate of 32.00%, 32.00% and 30.00% for the years ended December 31, 2015, 2014 and 2013, respectively.

	In EUR k
	2015	2014	2013
Profit or (loss) before income taxes	66,712	(38,515)	(11,422)
Expected income tax expense/(income) thereon	21,348	(12,325)	(3,427)
Tax rate differential	(4,189)	(1,019)	351
Change in valuation allowance on deferred tax assets and for movement in tax loss carryforwards without recognition of deferred taxes	8,783	18,037	8,741
Change in the tax rate and tax laws	26	(43)	(979)
Income taxes for prior years	450	1,442	—
Tax on non-deductible interest expenses	2,054	4,438	4,369
Taxes on other non-deductible expenses, and non-deductible taxes	6,254	2,815	1,212
Effects of changes in permanent differences	34	2,718	(236)
Tax effect on tax-free income	(2,557)	(2,878)	(2,474)
Tax effect on profit or loss from investments accounted for using the equity method	(159)	(184)	72
Other tax effects	(8,206)	4,423	(98)
Effective income taxes as reported in the income statement expense (income)	23,838	17,424	7,531
Effective tax rate in %	35.73%	(45.24)%	(65.94)%
Other tax effects for the year ended December 31, 2015 include a benefit of EUR (4,665k) for reversal of accrued interest and currency effects related to an internal debt/equity swap in Brazil that took place in July 2015, but with an effective date for IFRS as of Jan 1, 2016. Also included is an additional benefit of EUR (5,890k) related to the restructuring of Orion

Engineered Carbons Ltda., Brazil and subsequent Check-the-Box election to be treated as a disregarded entity for US tax purposes.

(7.7)	Additional income statement information
Personnel expenses were recognized as follows:

	In EUR k
	2015	2014	2013
Wages and salaries	107,222	96,258	94,827
Social security costs	11,091	10,909	10,754
Pension expenses	5,598	5,182	6,343
Other personnel expenses	12,422	12,868	12,031
Total	136,333	125,217	123,955

(7.8)	Share-based payments
On July 31, 2015 the Company initiated the LTIP providing for the grant of PSUs to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs will range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and will also be subject to vesting terms based on continued employment. The first performance period will run from January 1, 2015 through December 31, 2017, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first vesting period will run through March 31, 2018 (the “2015 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan.

The following table provides detail as to expenses recorded within the profit and loss with respect to the LTIP.

	EUR k
	2015	2014	2013
Expense arising from equity-settled share based payment transactions	907	—	—
The following table illustrates the number of, and movements in, PSUs during the year.

	Number of PSUs
	2015	2014
Outstanding at January 1	—	—
Granted during the period	491,835	—
Forfeited during the period	(28,005)	—
Exercised during the period	—	—
Outstanding at December 31,	463,830	—
The following table lists the inputs to the model used for calculating the grant date fair value under the 2015 Plan:

2015 Plan
Dividend Yield (%)	2.14
Expected Volatility OEC (%)	25.16
Expected Volatility Peer Group (%)	13.90
Correlation	0.5234
Risk-free interest rate (%)	0.90
Model used	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.04

(7.9)	Earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares arising from exercising all dilutive ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS computations:

	2015	2014	2013
Profit or (loss) for the period - attributable to ordinary equity holders of the parent (in EUR k)	42,874	(55,939)	(18,953)
Weighted average number of ordinary shares (in thousands of shares)	59,635	50,471	43,750
Basic EPS (in EUR per share)	0.72	(1.11)	(0.43)
Dilutive effect of share-based payments (in thousands of shares)	195	—	—
Weighted average number of diluted ordinary shares (in thousands of shares)	59,830	50,471	43,750
Diluted EPS (in EUR per share)	0.72	(1.11)	(0.43)
The weighted average number of shares for 2015 is determined by the actual number of shares. For 2014, the weighted average number of shares takes into account the weighted average effect of the issuance of 15,885,126 shares issued prior to the IPO, increasing the number of shares from 43,750,000 to 59,635,126. The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date and forfeitures during the fiscal year.

(8)	Notes to the statement of financial position

(8.1)	Goodwill and other intangible assets
Intangible assets developed as follows:

	In EUR k
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2014	48,512	55,900	63,679	17,200	30,886	216,177
Currency translation	—	—	617	—	3,045	3,662
Additions	—	—	—	—	2,362	2,362
As at December 31, 2014	48,512	55,900	64,296	17,200	36,293	222,201
As at January 1, 2015	48,512	55,900	64,296	17,200	36,293	222,201
Currency translation	—	—	275	—	2,927	3,202
Additions	—	—	—	—	1,239	1,239
Acquisition of a subsidiary	—	—	—	—	36	36
Disposals	—	—	—	—	(108)	(108)
As at December 31, 2015	48,512	55,900	64,571	17,200	40,387	226,570

	In EUR k
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2014	—	9,007	20,163	2,772	10,224	42,166
Currency translation	—	—	49	—	879	928
Amortization expense	—	3,727	7,248	1,147	7,521	19,643
Disposals	—	—	—	—	—	—
As at December 31, 2014	—	12,734	27,460	3,919	18,624	62,737
As at January 1, 2015	—	12,734	27,460	3,919	18,624	62,737
Currency translation	—	—	(15)	—	1,061	1,046
Amortization expense	—	3,727	7,312	1,147	7,394	19,580
Disposals	—	—	—	—	(108)	(108)
As at December 31, 2015	—	16,461	34,757	5,066	26,971	83,255

	In EUR k
Net carrying value	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at December 31, 2014	48,512	43,166	36,836	13,281	17,669	159,464
As at December 31, 2015	48,512	39,439	29,814	12,134	13,416	143,315

Impairment testing of goodwill and intangible assets with indefinite lives
Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties
Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k as at December 31, 2015 and 2014

•	Specialties EUR 20,965k as at December 31, 2015 and 2014
The Group performs its annual impairment test in the fourth quarter based on September 30 actual results.
A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in impairment.

•	Rubber
The recoverable amount of the Rubber group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 9.7% (2014: 10.9%) and cash flows beyond the five-year period are extrapolated using a 1% growth rate (2014: 1%). As a result of this analysis, there was no impairment charged against goodwill in 2015 or 2014.

•	Specialties
The recoverable amount of the Specialties group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections is 9.5% (2014: 10.9%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1% (2014: 1%). As a result of this analysis, there was no impairment charged against goodwill in 2015 or 2014.
Key assumptions used in value in use calculations
The calculation of value in use for both Rubber and Specialties is most sensitive to the following assumptions:

•	EBITDA

•	Discount rates
EBITDA – the EBITDA applied are based on the projections from financial budgets approved by senior management covering a five-year period.
Discount rates - Discount rates represent the current market assessment of the risks specific to each group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity and other factors derived from a peer group. The beta factors are evaluated annually based on publicly available market data.
Sensitivity to changes in assumptions
With regard to the assessment of the value in use of the groups of CGUs to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.
Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets mainly include assets with a remaining useful lifetime of 3.5 years (customer relationships with historical cost totaling EUR 64,571k) and 10.5 years (know-how, production technologies and patents with historical cost totaling EUR 55,900k and trademarks with historical cost totaling EUR 17,200k).

(8.2)	Property, plant and equipment
Property, plant and equipment developed as follows:

	In EUR k
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2014	37,998	71,680	287,715	13,037	37,195	447,625
Currency translation	3,154	3,590	17,203	493	1,568	26,008
Additions	94	3,333	39,004	1,170	18,492	62,093
Disposals	—	(12)	(3,446)	(633)	—	(4,091)
Reclassifications	—	678	31,199	2,139	(34,016)	—
As at December 31, 2014	41,246	79,269	371,675	16,206	23,239	531,635
As at January 1, 2015	41,246	79,269	371,675	16,206	23,239	531,635
Currency translation	745	(1,984)	10,549	152	(130)	9,332
Additions	159	880	43,118	1,381	22,928	68,466
Acquisition of a subsidiary	—	3,943	23	—	1,512	5,478
Disposals	—	(2,228)	(7,500)	(1,008)	—	(10,736)
Reclassifications	(74)	970	11,861	1,850	(14,607)	—
As at December 31, 2015	42,076	80,850	429,726	18,581	32,942	604,175

	In EUR k
Depreciation	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2014	—	13,724	91,071	9,376	—	114,171
Currency translation	—	512	5,153	195	—	5,860
Depreciation expense	—	5,966	49,893	1,581	—	57,440
Disposals	—	(12)	(3,423)	(617)	—	(4,052)
As at December 31, 2014	—	20,190	142,694	10,535	—	173,419
As at January 1, 2015	—	20,190	142,694	10,535	—	173,419
Currency translation	—	(639)	2,631	24	—	2,016
Depreciation expense*	—	4,669	46,399	2,130	—	53,198
Disposals	—	(2,194)	(7,316)	(804)	—	(10,314)
As at December 31, 2015	—	22,026	184,408	11,885	—	218,319
* Change in estimate of useful lives led to lower depreciation of EUR 19,002k for the year ended December 31, 2015.

	In EUR k
Carrying amount	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at December 31, 2014	41,246	59,079	228,981	5,671	23,239	358,216
As at December 31, 2015	42,076	58,824	245,318	6,696	32,942	385,856
The expected remaining depreciation per useful life range of the existing assets as at December 31, 2015 is as follows:

	In EUR k
Depreciation per useful life range	0-5 years	6-10 years	11-20 years	21 years and beyond	Total
Land rights and buildings	23,197	17,049	12,946	5,632	58,824
Plant and machinery	181,139	49,055	14,870	254	245,318
Other equipment, furniture and fixtures	6,071	507	67	51	6,696
(8.3)    Trade receivables, other financial assets

	In EUR k
	As at Dec 31,
	2015			2014
	Total	Thereof current	Thereof non‑current	Total	Thereof current	Thereof non‑current
Trade receivables	172,123	172,123	—	199,486	199,486	—
Receivables from hedges/ derivatives	2,038	18	2,020	4,433	166	4,267
Loans	868	—	868	1,358	—	1,358
Miscellaneous financial assets	3,269	3,108	161	1,141	835	306
Other financial assets	6,175	3,126	3,049	6,932	1,001	5,931
Total	178,298	175,249	3,049	206,418	200,487	5,931
Cash and cash equivalents which are also financial assets are presented under note (8.6).
(a)    Trade receivables
The risk and aging of trade receivables is as follows:

	In EUR k
	As at Dec 31,
	2015	2014
Impaired receivables, net	10	64
Gross amount (before impairment losses and allowances)	5,824	5,198
Impairment provision (including allowances)	5,814	5,134
Unimpaired receivables	172,113	199,422
Not due	159,384	188,180
Past due by
Up to 3 months	12,510	10,878
3 to 6 months	164	44
6 to 9 months	20	3
9 to 12 months	18	5
More than 1 year	17	312
Total	172,123	199,486
See below for the movements in the provision for impairment of receivables:

	In EUR k
	2015	2014
As at January 1,	5,134	3,346
Currency translation	11	3
Addition	1,957	2,162
Utilization	(3)	(377)
Unused amounts reversed	(1,285)	—
As at December 31,	5,814	5,134
(b)    Receivables from derivatives/hedges
On August 28, 2014 and September 2, 2014 the Group acquired interest rate caps to hedge interest rate risk on new term loan financing (for more details, see note (10.3) Financial risk management. These interest rate caps were measured at fair value as at December 31, 2015 of EUR 2,020k (prior year: 4,267k). EUR 18k (prior year: EUR 166k) of receivables from derivatives relates to the fair value of current foreign currency derivatives.
(c)    Loans
The loans are neither due nor impaired.

(8.4)	Inventories

	In EUR k
	As at Dec 31,
	2015	2014
Raw materials, consumables and supplies	46,458	57,073
Work in process	87	298
Finished goods and merchandise	58,566	67,927
Total	105,111	125,298
In the periods ending December 31, 2015, 2014 and 2013 EUR 3,021k, EUR 3,029k and EUR 1,037k, respectively, were recognized as an expense for damaged, obsolete and lost inventories.
In fiscal years 2015 and 2014, impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance on inventories as of December 31, 2015 and December 31, 2014 amounted to EUR 3,399k and EUR 8,510k, respectively, and developed as following:

	In EUR k
	2015	2014
As at January 1,	8,510	4,189
Addition	2,254	7,549
Utilization	(7,012)	(3,106)
Release	(353)	(122)
As at December 31,	3,399	8,510

(8.5)	Other assets

	In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2015			2014
	Total	Thereof current	There of non‑current	Total	Thereof current	There of non‑current
Miscellaneous other receivables	18,050	17,001	1,049	25,178	24,887	291
Prepaid expenses	3,891	1,242	2,649	4,738	1,279	3,459
Total	21,941	18,243	3,698	29,916	26,166	3,750
Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 9,077k and EUR 15,071k as at December 31, 2015 and 2014, respectively), prepayments (EUR 5,160k and EUR 4,123k as at December 31, 2015 and 2014, respectively) and guarantee deposits (EUR 1,464k and EUR 1,576k as at December 31, 2015 and 2014, respectively).
Prepaid expenses mainly include other unamortized transaction costs of EUR 1,973k and EUR 2,523k as at December 31, 2015 and 2014, respectively (of which EUR 1,422k and EUR 1,973k, respectively, is non-current) incurred in connection with the revolving credit facility that has not been utilized by the respective reporting dates (see note (8.10)(c) Revolving credit facility) for further information on transaction costs in connection with the refinancing on July 25, 2014).

(8.6)	Cash and cash equivalents
The cash and cash equivalents as of December 31, 2015 and 2014 of EUR 65,261k and EUR 70,544k, respectively, include bank balances and cash on hand of EUR 65,177k and EUR 66,070k and checks of EUR 84k and 4,474k.

(8.7)	Equity
(a)    Subscribed capital
The Company’s fully paid-in subscribed capital as at January 1, 2014 amounted to EUR 43,750k. On July 25, 2014, a shareholder resolution was approved to increase the subscribed capital to EUR 59,635k as follows:

•	conversion of 43,750,000 shares of different classes with a par value of EUR 1 into 43,750,000 shares (parts sociales) with a par value of EUR 1 each;

•
increase of share capital of the Company from EUR 43,750,000 represented by 43,750,000 shares, all having a par value of EUR 1 each, up to EUR 59,635,126 through the issuance of 15,885,126 new shares all having a par value of EUR 1; and

•
consideration for the subscribed shares by Kinove Luxembourg Holdings 1 S.à r.l. (“Kinove Holdings”) and Kinove Luxembourg Coinvestment S.C.A. through contribution in kind of all of the outstanding 285,932,290 class B preferred equity certificates issued by the Company with a par value of USD 1 in exchange for a total value of EUR 212,241,901.73, out of which EUR 15,855,126 was allocated to the share capital of the Company and EUR 196,356,776 was allocated to the share premium account. The class B preferred equity certificates were converted using the initial public offering price of USD 18 as of July 24, 2014.

Immediately prior to the change of legal form from a private limited company (société à responsibilité limitée) into a joint stock corporation (société anonyme) on July 28, 2014, the Company had a share capital of EUR 59,635,126 divided into 59,635,126 shares, each share with a nominal value of EUR 1 and a share premium of EUR 196,356,776.
Since the completion of the change of legal form, the Company has had a share capital of EUR 59,635k fully paid up common shares with no par value held by the shareholders as follows:

Number of Shares
Kinove Luxembourg 1 S.à r.l.:	34,156,282
Kinove Luxembourg Coinvest S.C.A.:	5,978,844
Public Shareholders:	19,500,000
Since July 28, 2014, the Company’s authorized unissued share capital is EUR 29,818k consisting of 29,817,500 common shares with no par value. During a period of five years the Board of Directors is authorized to issue common shares, to grant options to subscribe for common shares (see also (7.8) Share-based payments) and to issue any other instruments convertible into common shares within the limit of authorized capital.
(b)    Reserves
The capital reserves include the effects from the contribution in kind of EUR 196,357k as described in (a) above as well as a release of previously recorded capital reserves resulting from the valuation adjustment of the shareholder loan in form of preferred equity certificates due to differences between the market interest rate and the actual yield of liabilities to shareholders granted at an off-market interest rate in 2011. Unamortized valuation adjustments of EUR 16.1m as of repayment date July 25, 2014 were released against capital reserves.
On December 22, 2014, the Group paid an interim cash dividend of EUR 0.67 per common share equivalent to a total distribution of EUR 40m subsequently ratified in the annual general meeting in 2015.
In the year ended December 31, 2015, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each.
The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The reserve for hedges of a net investment in foreign operation includes net gains and losses from the change in the fair value of the effective portion of the hedge in investment in foreign operation. Refer to note (10.3) Financial risk management. The foreign currency translation reserve includes accumulated translation differences from consolidation of financial statements of our subsidiaries that have a foreign functional currency.
(c)    Share-based payments
A share-based payments reserve of EUR 907k is used to recognize the value of equity-settled share-based payments. Refer to note (7.8) Share based payments for further details of the plan.

(8.8)	Pension provisions and post-retirement benefits
Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the Group companies operate. Generally, the level of benefit depends on the length of service and the remuneration.
In 2015, Germany accounted for approximately 84% (84% in 2014) of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the company’s pension plan provides, at the option of employees for either defined benefit or defined contribution benefits. Plan assets relating to this plan reduce pension provision disclosed.
In 2015 and 2014, pension provisions developed as follows:

	In EUR k
	As at Dec 31,
	2015	2014
At the beginning of the period	48,629	35,943
Actuarial (gain)/ loss	(1,956)	11,425
Net pension expense	840	2,169
Net contribution into plan assets	328	(277)
Net benefits paid	(2,167)	(914)
Exchange difference	(680)	283
Pension provisions at the end of the period	44,994	48,629

The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations:

Assumptions	As at Dec 31,
	2015	2014
Discount rate	2.65%	2.30%
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	2.0%	2.0%
A quantitative sensitivity analysis for the significant assumptions as at December 31, 2015 is shown below:

	In EUR k
	As at Dec 31,
	2015
	Discount Rate		Pension Trend		Mortality
Sensitivity level	2.15%	3.15%	1.50%	2.50%	+ 2 Years
Impact on defined benefit obligation	(4,627)	4,053	2,343	(2,585)	(2,226)
The present value of the defined benefit obligation developed as follows:

	In EUR k
	As at Dec 31,
	2015	2014
Present value of defined benefit obligation at the beginning of the period	54,221	40,651
Actuarial (gain)/ loss	(1,978)	11,382
Current service cost	762	721
Interest cost	1,485	1,628
Benefits paid	(2,167)	(914)
Other adjustments	(1,247)	—
Currency translation	(487)	753
Present value of defined benefit obligation at the end of the period	50,589	54,221
The fair value of plan assets developed as follows:

	In EUR k
	As at Dec 31,
	2015	2014
Fair value of plan assets at the beginning of the period	5,592	4,708
Expected return on plan assets	160	179
Employer contributions	939	716
Employee contributions	235	144
Actuarial gain/(loss)	(22)	(43)
Benefits paid	(1,502)	(583)
Currency translation	193	471
Fair value of plan assets	5,595	5,592

The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies. These insurance policies do not have a quoted market price. The actual return on plan assets amounted to EUR 138k and EUR 136k for the years ended December 31, 2015 and 2014, respectively.
Financing as at December 31, 2015 and 2014 was as follows:

	In EUR k
	As at Dec 31,
	2015	2014
Defined benefit obligation	50,589	54,221
Fair value of plan assets	(5,595)	(5,592)
Pension provision	44,994	48,629
The total pension expense for continuing operations breaks down as follows:

	In EUR k
	As at Dec 31,
	2015	2014	2013
Current service cost	762	721	2,203
Interest expense	1,485	1,628	1,643
Return on plan assets	(160)	(180)	(125)
Past service cost/(income) and other adjustments	(1,247)	—	(3,936)
Expected deferred compensation	—	—	(553)
Net pension expense/(income)	840	2,169	(768)
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
The interest cost and return on plan assets is shown in the finance result, see note (7.4) Finance income and costs. The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension contributions for 2016 amount to EUR 1,642k. The weighted average term of the pension obligation is 21.4 years (prior year: 21.0 years).
The Group paid EUR 11,091k, EUR 10,909k and 10,754k for the years ended December 31, 2015, 2014 and 2013 for state defined contribution pension schemes (statutory pension insurance) in Germany and other countries. This amount is also recognized as personnel expenses (social security costs).

(8.9)	Other provisions
Other provisions are as follows:

	In EUR k			In EUR k
	As at Dec 31,
	2015			2014
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Personnel provisions	35,579	24,389	11,190	34,531	23,690	10,841
Provisions for sales and procurement	2,670	2,670	—	2,665	2,665	—
Provisions for environmental protection measures	1,691	495	1,196	1,720	488	1,232
Provisions for restoration	3,070	—	3,070	2,096	—	2,096
Restructuring provisions	735	735	—	3,319	3,319	—
Other provisions	9,768	9,768	—	10,646	10,646	—
Total	53,513	38,057	15,456	54,977	40,808	14,169
Personnel provisions are recognized for a number of different contingencies. These include management bonuses and variable compensation, statutory phased retirement arrangements and other company early retirement agreements, accrued vacation and other outstanding overtime obligations. The majority of the provisions will be utilized within five years.
Provisions for sales and procurement mainly relate to guarantee obligations, outstanding sales commissions, price reductions such as discounts and bonuses, purchased goods and services not yet invoiced. All the provisions will be utilized within the subsequent year.
Provisions for restoration and environmental protection measures are mandatory due to agreements, laws and requirements imposed by authorities. They include soil treatment, water protection, landfill restoration and soil decontamination obligations. The majority of these provisions will be utilized on a long-term basis after more than five years.
The provision for other obligations includes risks from legal disputes, administrative proceedings or fines, in particular in the areas of product liability and patent, tax, anti-trust, legal and advisory services.
The Company does not anticipate any reimbursements related to the provisions recorded.

Other provisions as at December 31, 2015 and 2014 developed as follows:

	In EUR k
	Personnel provisions	Provisions for emission rights	Provisions for sales and procurement	Provisions for environ- mental protection measures	Provisions for restoration	Restruc- turing provisions	Other provisions	Total
As at December 31, 2014	34,531	—	2,665	1,720	2,096	3,319	10,646	54,977
Acquisition of a subsidiary	1,356	—	—	—	—	—	—	1,356
Reclass	—	—	—	—	—	—	—	—
Currency translation	830	—	(60)	—	241	—	(38)	973
Additions	21,125	—	2,571	87	733	—	5,377	29,893
Utilization	(22,267)	—	(2,506)	(134)	—	(2,584)	(6,200)	(33,691)
Reversals	(288)	—	—	—	—	—	(17)	(305)
Unwinding of the discount/change in interest rate	292	—	—	18	—	—	—	310
As at December 31, 2015	35,579	—	2,670	1,691	3,070	735	9,768	53,513

	In EUR k
	Personnel provisions	Provisions for emission rights	Provisions for sales and procurement	Provisions for environ-mental protection measures	Provisions for restoration	Restruc-turing provisions	Other provisions	Total
As at Dec 31, 2013	33,311	1,977	3,448	1,748	1,700	6,785	10,313	59,282
Reclass	(188)	—	—	—	—	—	188	—
Currency translation	1,075	—	76	(1)	233	—	210	1,593
Allocations	24,996	—	2,434	83	163	—	3,250	30,926
Utilization	(24,371)	(1,872)	(3,293)	(126)	—	(3,466)	(2,911)	(36,039)
Reversals	(778)	(105)	—	(2)	—	—	(404)	(1,289)
Unwinding of the discount/change in interest rate	486	—	—	18	—	—	—	504
As at Dec 31, 2014	34,531	—	2,665	1,720	2,096	3,319	10,646	54,977

(8.10)	Trade payables, other financial liabilities

	In EUR k			In EUR k
	As at Dec 31,
	2015			2014
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Term Loan	655,089	4,525	650,564	674,030	4,185	669,845
Trade payables	94,213	94,213	—	105,074	105,074	—
Liabilities from derivatives	163	163	—	98	98	—
Other financial liabilities	280	62	218	6,745	6,401	344
Total	749,745	98,963	650,782	785,947	115,758	670,189
Prior to the IPO of the Company, a refinancing took place and the then-existing financing (see (b) to (d) below) was replaced by term loans and a new revolving credit facility (see (a) and (c) below).
(a)    Term Loans
On July 25, 2014, Orion entered into a refinancing of its indebtedness. Orion entered into a new EUR-equivalent 665m credit facility term loan (term loan liability denominated in USD: 358m, term loan liability denominated in EUR: 399m) with an original maturity date of July 25, 2021 (the “Term Loans”). Interest is calculated based on EURIBOR (for EUR denominated loan), or LIBOR (for USD denominated loan) plus a 3.75%-4.00% margin (depending on leverage ratio). For both EURIBOR and LIBOR a floor of 1.0% applies. On the basis of the current interest rate level in the EU and the United States, the new term loan bears interest of 5% per annum to be paid on a quarterly basis. At least 1% of the principal amount is required to be repaid per annum; Orion may make additional voluntary repayments. On December 30, 2015, a voluntary redemption of EUR 25.0 million and USD 27.0 million was made.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. The transaction costs incurred upon issuance of the Term Loans in 2014 amount to EUR 19,277k. In 2015, an amount of EUR 2,754k was amortized and recognized as finance costs in this regard (prior year: EUR 1,120k). In addition an amount of EUR 1,500k was amortized as finance costs due to the voluntary redemption in December 2015 (prior year: nil)
The carrying value as at December 31, 2015 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred transaction costs of EUR 13,903k (December 31, 2014: EUR 18,157k).
(b)    Euro and U.S. Dollar senior secured notes
The senior secured notes were redeemed in their entirety in 2014.
The proceeds from the new Term Loans were used in July 2014 to redeem the remaining outstanding principal amount and all accrued interest of the Euro and U.S.-Dollar senior secured notes as well as early redemption fees. Approximately EUR 309.4m and USD 304.1m including accrued interest were paid on July 25, 2014. In May 2014, an annual 10% optional redemption of the original aggregate principal amount of notes at a redemption price equal to 103% of the principal amount was exercised (a redemption of EUR 35.5m principal amount and USD 35.0m). The remaining principal amounts of both series of notes were redeemed at an early redemption price equal to 107.500% for the Euro-denominated notes and 107.219% for the U.S. Dollar-denominated notes. The aggregate early redemption fees in connection with the refinancing in connection with the IPO amounted to EUR 38.1m.

(c)    Revolving credit facility
To generally safeguard the Company’s liquidity, the Company has entered into revolving credit facilities (“RCF”).
As part of the refinancing, on July 25, 2014 the then-existing revolving facility was replaced by a EUR 115m multicurrency revolving credit facility with an original maturity date July 25, 2019. Interest is calculated based on EURIBOR (for EUR drawings), and LIBOR (for USD drawings) plus 2.5%-3.0% margin (depending on leverage ratio). This RCF has not been drawn. Transaction costs in the amount of EUR 2,752k incurred in connection with the RCF are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until July 25, 2019). During 2015, transaction costs of EUR 551k were amortized (prior year: EUR 229k). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 amount to EUR 1,973k as at December 31, 2015 and EUR 2,523k as at December 31, 2014.

(8.11)	Deferred and current taxes

Deferred tax assets	In EUR k
	As at Dec 31,
	2015	2014
Assets
Intangible assets	862	1,077
Property, plant and equipment	2,215	2,756
Financial assets	12,735	4,049
Inventories	2,912	2,806
Receivables, other assets	9,574	3,763
Liabilities
Provisions	13,303	16,002
Liabilities	35,912	14,068
Other
Loss carryforwards	20,914	30,052
Total deferred tax assets	98,427	74,573
Netting with deferred tax liabilities	(43,173)	(17,489)
Deferred tax assets (net)	55,254	57,084

Deferred tax liability	In EUR k
	As at Dec 31,
	2015	2014
Assets
Intangible assets	1,273	1,310
Property, plant and equipment	45,324	32,985
Financial assets	11,565	5,196
Inventories	—	221
Receivables, other assets	11,894	10,134
Liabilities
Provisions	5,422	5,411
Liabilities	7,747	6,513
Total deferred tax liabilities	83,225	61,770
Netting with deferred tax assets	(43,173)	(17,489)
Deferred tax liabilities (net)	40,052	44,281
Net deferred tax	(15,202)	(12,803)
Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards can be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.

As of December 31, 2015 and 2014, certain loss carryforwards were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.
The following tax loss and interest carryforwards were recognized as at December 31, 2015 and 2014 (gross amounts):

	In EUR k
	As at Dec 31,
	2015	2014
Corporate income tax loss carryforwards	84,166	111,008
Trade tax loss carryforwards	45,382	74,985
Total	129,548	185,993
No deferred tax assets were recognized for the following items (gross amounts):

	In EUR k
	As at Dec 31,
	2015	2014
Deductible temporary differences	19,002	29,087
Corporate income tax loss carryforwards	135,006	121,360
Trade tax loss carryforwards	3,744	—
Interest carryforwards for tax purposes	7,314	7,314
Total	165,066	157,761
The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 132,151k (prior year: EUR 114,616k). EUR 6,598k (prior year: EUR 5,534k) expires within 2 to 5 years.
No deferred taxes were recognized on a taxable temporary difference of EUR 17,120k (prior year: EUR 2,595k) in connection with subsidiaries (IAS 12.39).

(9)	Notes to the statement of cash flows
Significant non-cash expenses for the year ended December 31, 2015 mainly consist of unrealized foreign currency losses on our USD Term Loan amounting to EUR 16,553k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to the Euro depreciating against the U.S. Dollar from 1.2141 EUR/USD as at December 31, 2014 to 1.0887 EUR/USD as at December 31, 2015 and amortization of capitalized transaction costs of EUR 4,804k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables. For the year ended December 31, 2014 the unrealized foreign exchange rate loss on the Term Loan amounted to EUR 28,920k due to a decrease of USD foreign exchange rate from 1.3461 EUR/USD as at July 25, 2014 to 1.2141 as at December 31, 2014. Additionally, amortized capitalized transaction expenses for senior secured notes and term loans of EUR 3,373k, discharged capitalized transaction expenses from our redeemed bond financing and revolving credit facility of EUR 16,292k and release of unrealized losses of EUR 9,931k recorded in other comprehensive income due to restructuring of our internal financing structure in the fourth quarter, lead to significant non-cash expenses for the year ended December 31, 2014. In 2013, significant non-cash expenses resulted from interest on the liabilities to shareholders granted by Kinove Holdings of EUR 14,418k and the amortization of capitalized transaction costs of EUR 5,220k.

(10)	Other notes

(10.1)	Capital management
Equity within the meaning of our capital management means invested capital. This consists of the reported equity and the Term Loans incurred less reported cash and cash equivalents.
The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and demonstrates an optimized cost structure to minimize cost of capital in order to support its business and maximize shareholder value, thereby safeguarding the Group’s ability to continue as a going concern. In order to achieve this overall objective, the

Group’s capital management, amongst other things, observes its covenants in the New Credit Agreement to ensure compliance with covenants at all times.
The capital management goals, guidelines and procedures as described in the following sections have remained unchanged since the Group commenced operations on July 29, 2011.
As at December 31, 2015 and 2014 invested capital consists of the following:

	Interest rate	Maturity	Comment	In EUR k
				As at Dec 31,
				2015	2014
Reported equity	N/A	N/A		49,686	55,265
Term Loans (see note (8.10(a)))	EURIBOR / LIBOR (Floor 1%) plus 3.75%-4.00% Margin depending on Leverage	July 25, 2021	1% minimum repayment / year; voluntary additional repayments	655,089	674,030
Cash and cash equivalents	N/A	N/A	N/A	(65,261)	(70,544)
Total invested capital				639,514	658,751

(10.2)	Additional disclosures on financial instruments
The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement.

	In EUR k
	2015	2014	2013	2015	2014	2013
	Loans and receivables			Financial assets held for trading / Financial assets designated as hedging instruments
Income from the reversal of bad debt allowances	1,285	—	189	—	—	—
Income from the currency translation of monetary items	5,008	—	1,203	—	—	—
Income from the valuation of derivatives	—	—	—	2,202	30,088	3,264
Expenses from the currency translation of monetary items	(1,930)	(2,142)	—	—	—	—
Expenses from the valuation of derivatives	—	—	—	(2,247)	—	—
Expenses for bad debt allowances on trade receivables	(1,957)	(2,162)	—	—	—	—
Result from loans and receivables	1,577	943	127	—	—	—
Income from exchange differences	—	—	4,392	—	—	—
Other interest-like income	368	204	342	—	—	—
Total	4,351	(3,157)	6,253	(45)	30,088	3,264

	In EUR k
	2015	2014	2013	2015	2014	2013
	Liabilities held for trading			Liabilities measured at amortized cost
Income from the currency translation of monetary items	—	—	—	—	9,560	—
Expenses from the currency translation of monetary items	—	—	—	(16,553)	(51,792)	(13,560)
Expenses from the valuation of derivatives	(7,315)	(3,144)	(2,209)	—	—	—
Interest expenses from loans	—	—	—	(41,174)	(69,174)	(97,286)
Other interest-like expenses	—	—	—	(1,088)	(57,663)	(416)
Total	(7,315)	(3,144)	(2,209)	(58,815)	(169,069)	(111,262)
The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. The table below shows a comparison of the carrying amount to the fair value of each financial asset and financial liability as at December 31, 2015 and 2014:

	In EUR k
	2015	2014	2015	2014
	Carrying amount		Fair value
Loans and receivables
Trade receivables	172,123	199,486	172,123	199,486
Loans	868	1,358	868	1,358
Miscellaneous financial assets	3,269	1,141	3,269	1,141
Cash and cash equivalents	65,261	70,544	65,261	70,544
Total	241,521	272,529	241,521	272,529

Financial assets held for trading
Receivables from derivatives	2,038	4,433	2,038	4,433

Total financial assets	243,559	276,962	243,559	276,962

Liabilities measured at amortized cost
Term loan	655,089	674,030	668,992	692,187
Trade payables	94,213	105,074	94,213	105,074
Other financial liabilities	280	6,745	280	6,745
Total	749,582	785,849	763,485	804,005

Liabilities held for trading
Liabilities from derivatives	163	98	163	98
Total financial liabilities	749,745	785,947	763,648	804,104

The table below presents the allocation of the fair values to the fair value hierarchy levels (see note (2.5)    Significant accounting policies).

	In EUR k
	As at Dec 31,
	2015	2014	2015	2014	2015	2014
	Level 1		Level 2		Level 3
Financial assets measured at fair value
Receivables from derivatives	—	—	2,038	4,433	—	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	—	163	98	—	—
Liabilities for which fair values are disclosed:
Term loan	—	—	668,992	692,187	—	—
The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts, commodity forward contracts and interest rate caps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. As at December 31, 2015, the fair value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.
The fair value of our Term Loans are estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and compared against institutional quotes.
The following tables show a current and non-current classification for currency, interest rate and commodity derivatives:

	As at Dec 31,
	2015	2014	2015	2014	2015	2014
	Total		Thereof current		Thereof non-current
	In EUR k
Receivables from foreign currency derivatives	18	166	18	166	—	—
Receivables from interest rate derivatives	2,020	4,267	—	—	2,020	4,267
Total receivables from derivatives	2,038	4,433	18	166	2,020	4,267
Liabilities from foreign currency derivatives	163	98	163	98	—	—
Total liabilities from derivatives	163	98	163	98	—	—
According to financial risk management goals (see note (10.3) Financial risk management) the group enters into derivatives. Depending on the impact on financial statements, the Group decides to account for currency, interest rate and commodity derivatives as cash flow hedges if the criteria for hedge accounting are met.
During 2015 and 2014 the group did not use commodity derivatives to hedge planned commodity purchases against price fluctuations.
In 2015, net expense of EUR 3,414k arising from the valuation of derivatives (in 2014 net income of EUR 1,516k and in 2013 net expenses of EUR 93k) was included in the financial result and net expenses of EUR 877k arising from the valuation of derivatives (in 2014 and 2013 EUR 1,529k and EUR 663k) were included in the operating result.
In 2015, a total of nil unrealized losses/gains from cash flow hedges that had been recognized in other comprehensive income was reversed into finance result (in 2014 EUR: 1k unrealized losses and 2013: EUR 33k unrealized gains).
(10.3)    Financial risk management
Overview
The Group is exposed to the following risks as part of its normal business activities:

•    Market risk, consisting of interest rate risk, currency risk and commodity risk
•    Liquidity risk
•    Credit risk
The Company’s corporate policy focuses primarily on limiting these risks for the Group’s business value and the operating performance, to soften the impact of negative cash flow and earnings fluctuations. For this purpose, the Company established a systematic financial and risk management system. Interest rate and currency risks are managed centrally by Orion.
Commodity risks are recorded by the Group’s business units and managed centrally pursuant to existing group guidelines.
Derivative financial instruments are used to reduce risk. They fully relate to the corresponding underlying. In the area of currency risk management, standard market products, such as forward exchange contracts, options and currency swaps, are used as well as a net investment hedge.
(a)    Market risk
Market risk can generally be divided into interest rate, currency and commodity risks. Currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant Group companies and through payments of foreign currency debt.
The objective of currency management is to hedge the operations of these companies against income and cash flow fluctuations arising from exchange rate changes in these currencies insofar as this is economically viable and practicable. Identified items are therefore fully hedged directly after initial recognition. Contrary effects from the offsetting of credit and debit items are taken into account in the process. Exchange rate fluctuations and commodity price fluctuations resulting from trade are mostly passed through to customers.
Interest rate risk
Interest rate risk management aims to protect the consolidated profit or loss from negative effects from market interest rate fluctuations.
Both Euro and U.S.-Dollar denominated tranches of the Term Loans, as well as the RCF have variable interest rates based on EURIBOR or LIBOR reference rates. The Term Loans include a floor at 1% per annum; i.e. the applicable minimum reference rates are set at 1% per annum. To reduce interest rate risk, the Group has entered into interest rate caps on August 28, 2014 and September 2, 2014 as indicated below:

In Currency k				Nominal Amount at Year End
Currency	Strike	Start Date	Expiry Date	2015	2016	2017	2018	2019
EUR	1%	31.12.2014	31.03.2021	325,000	275,000	200,000	150,000	75,000
USD	2.5%	31.12.2014	31.03.2021	300,000	250,000	200,000	125,000	75,000
Total[1]				600,558	504,632	383,705	264,816	143,890
1)EUR/USD exchange rate of 1.0887
Cash flow hedges
The Group has designated, as of November 28, 2014 the entire interest rate caps denominated in EUR with an initial nominal amount of EUR 375m against the Term Loan tranches denominated in EUR with nominal amount of EUR 375m, as well as the entire interest rate caps denominated in USD with an initial nominal amount of USD 350m against Term Loan tranches denominated in USD with nominal amount of USD 350m with respect to quarterly interest payments exceeding a 3-months-EURIBOR rate of 1.0% and a 3-months-LIBOR rate of 2.5% respectively. The Group has performed a hedge effectiveness test based on the critical terms match method (prospectively) and the dollar offset test (retrospectively), both on designation date and as of December 31, 2015, which confirmed hedge effectiveness.

The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month EURIBOR and LIBOR of 50 basis points (0.50%) as at December 31, 2015, 2014 and 2013 assuming that all other variables remain unchanged. Furthermore, changes in EUR/USD exchange rates would have an impact on our interest exposure and vice versa changes in interest rates would also have a related impacted on our foreign currency (USD) exposure, which is discussed below. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the then-existing revolving credit facilities were utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan as well as a hypothetical change in interest rate of the revolving credit facilities on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2015, 2014 and 2013 is as follows:

	As at Dec 31,
	2015		2014		2013
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	In EUR k
Increase (decrease) in the interest expense	(633)	525	842	(842)	906	(906)
Increase (decrease) in income before taxes	633	(525)	(842)	842	(906)	906
Increase (decrease) in equity (Cash flow hedge reserve)	281	—	—	—	—	—
Increase (decrease) in total comprehensive income before taxes	914	(525)	(842)	842	(906)	906
As of December 31, 2015 no amounts have been drawn under the current RCF.
Currency risk
Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar-denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

To reduce the Group’s foreign currency exposure a portion of the U.S. Dollar denominated Term Loan is designated as hedge of the net investment in a foreign operation. Effective from January 1, 2015, U.S. Dollar 180 million was designated to cover foreign currency risks related to our U.S. business. The hedging amount is equal to the net equity amount as of December 31, 2014 of our affiliated U.S. companies. The net investment hedge accounted for an unrealized foreign exchange loss of EUR 11,403k, net of tax, in other comprehensive income. Notwithstanding a voluntarily repayment of USD 27 million and a regular redemption of 1% in 2015, the Euro-equivalent of the U.S. Dollar Term Loan increased from EUR 294,183k to EUR 299,979k as a result of U.S. Dollar exchange rate fluctuation.
The table below shows the sensitivity with regard to the effect of a change in the EUR/USD exchange rate using the outstanding amount as of December 31, 2015 less the designated net investment hedge for the U.S. Dollar-denominated term loan, or the shareholder loan for periods prior to refinancing. Furthermore, changes in interest rates would have an impact on our foreign currency (USD) exposure and vice versa changes in USD/EUR currency rate would also have a related impacted on our interest exposure, which is discussed above.

A fluctuation of the EUR/USD exchange rate of 10% with other conditions remaining unchanged would have the following effect on Orion’s consolidated profit or loss before taxes as at December 31, 2015, 2014 and 2013:

In EUR k	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	2015		2014		2013
FX gain / (FX loss) in finance result	12,240	(14,960)	27,976	(34,192)	25,946	(31,712)
Increase (decrease) in income before taxes	12,240	(14,960)	27,976	(34,192)	25,946	(31,712)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	15,030	(18,371)	—	—	—	—
Increase (decrease) in total comprehensive income before taxes	27,270	(33,331)	27,976	(34,192)	25,946	(31,712)
Commodity risk
Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.
Raw materials are purchased exclusively to cover own requirements.
The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.
For example, price volatility is offset by means of price adjustment clauses in supply agreements with customers. The price risk mainly relates to the oil price, which significantly influences the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the sales department only makes price adjustments on certain deferred cut-off dates. The residual risk arising from this time delay is monitored continuously. Currently, there are no derivative financial instruments utilized, as the risk from the time delay was minimized significantly by reducing the time needed for price adjustments.
In addition to the change in the market prices of relevant raw materials and primary and intermediate products, their availability is an important factor. The Group endeavors to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials.
(b)    Liquidity risk
Liquidity risk is managed centrally on the basis of the business plan that ensures that the funds required for financing the business operations and current and future investments in all group entities are available in a timely manner and in the currency required at optimal costs.
As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are analyzed and a liquidity plan is formulated.
Orion held the following liquid funds as at December 31, 2015 and 2014:
Cash and cash equivalents:                  EUR 65.3m and EUR 70.5m, respectively
Revolving credit facility, uncalled:        EUR 115m
As at December 31, 2015 and in the period up to approval of the financial statements the RCF was not drawn. However, EUR 15.0m of the RCF was utilized for guarantees (that were not recognized in the statement of financial position).
The following tables show the residual terms of our Term Loan and its impact on our cash flows based on the agreed maturity dates and the total interest and repayment amounts. Implied three months EUR and USD forward rates starting on December 31, 2015 were used to convert foreign currency cash flows in reporting currency.

As at December 31, 2015:

In EUR mill	2016	2017	2018	2019	Thereafter	Total
Debt:[1]
to third parties[2]	27.3	7.3	7.3	7.3	619.8	669.0
Borrowing cost:[3]
to third parties	32.8	32.3	32.5	32.7	51.7	182.0
Total	60.1	39.6	39.8	40.0	671.5	851.0
1) EUR/USD of 1.0887 exchange rate assumed at the date of repayment
2) Includes EUR 20m debt repaid voluntarily in January 2016
3) Interest denominated in U.S. Dollar is translated at a rate of EUR/USD of 1.0887
The disclosed financial derivative instruments in the above table are the net undiscounted cash flows. There are no material differences between gross and net cashflows from financial derivative instruments.
The following table shows the residual terms of our Term loan and his impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:
As at December 31, 2014:

In EUR mill	2015	2016	2017	2018	Thereafter	Total
Debt:[1]
to third parties	6.9	6.9	6.9	6.9	664.4	692.0
Borrowing cost:[2]
to third parties	35.0	35.5	37.2	38.2	97.5	243.4
Total	41.9	42.4	44.1	45.1	761.9	935.4
1) EUR/USD of 1.2141 exchange rate is assumed at the date of repayment
2) Interest denominated in U.S. Dollar is translated at a rate of EUR/USD of 1.2141

(c)    Credit risk
Our maximum credit risk equals to the total carrying amount of our financial assets.
For the purpose of credit risk management, credit risks are divided into three categories and treated according to their specific features:
•Credit risks for debtors,
•country risks and
•credit risks at financing partners.
The Group manages credit risks centrally for all business units.
A comprehensive internal limit system is used to analyze and monitor debtor credit risk on an ongoing basis.
Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers based in countries with high risk are generally covered by letters of credit or credit insurance. As at December 31, 2015, 31 customers owed Orion more than EUR 1m each, which accounted for 51% (prior year: 36 customers accounting for 59%) of outstanding receivables. Four customers had outstanding accounts of more than EUR 5m, representing 22% (prior year: five customers representing 26%) of total receivables.
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

(10.4)	Related parties
Related parties include Kinove Holdings and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of Kinove Holdings and the co-investor and one joint venture of Orion that is accounted for using the equity method.
On July 25, 2014, Orion discharged its fully subordinated shareholder loan from Kinove Holdings, which was represented by Preferred Equity Certificates (“B PECs”) issued to Kinove Holdings. Consequently, interest expenses for shareholder loans for the fiscal year 2015 were nil. For the fiscal year 2014, a Euro equivalent effective interest expense of EUR 17,902k (prior year: EUR 32,305k) was recognized on the B PECs.
In previous years Orion received advisory services from certain entities of its principal shareholders under a consulting and support agreement, which was terminated in conjunction with the IPO in July 2014. An amount of EUR 1,595k was recognized in the fiscal year 2014 with respect to such services. As a result of the termination of the consulting and support agreement, no such fees were incurred in the fiscal year 2015.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.
Since the beginning of 2012, certain members of the administrative board, corporate management and senior management (the co-invested managers) have acquired shares on the basis of a co-investment program (CIP) of Kinove Luxembourg Coinvest S.C.A. which holds 10% of the shares in Orion Engineered Carbons S.A.
The CIP qualifies as an equity settled share-based payment plan because the terms and conditions under which the participating managers acquired the shares include defined lock-up periods and neither Orion Engineered Carbons S.A. nor any other group entity have an obligation to settle the share-based payment.
As at December 31, 2015, the co-invested managers indirectly held 8% of the shares in Orion Engineered Carbons S.A. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in Orion Engineered Carbons S.A. as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Accordingly, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Expenses for remuneration to corporate management and other members of management amounted to EUR 6,053k, EUR 4,648k and EUR 8,259k, respectively, for the years ended December 31, 2015, 2014 and 2013 and comprised - expect for the pension benefits and the share-based payments - exclusively short-term benefits. The following table presents compensation, including social security costs, pension expenses and other personnel expenses for the years 2013 through 2015:

	In EUR
	Years ended Dec 31,
	2015	2014	2013
Wages & salaries	4,253,443	3,893,272	6,861,782
Social security costs	113,765	79,447	133,489
Pension expenses	357,189	374,822	402,303
Other personnel expenses	421,152	300,535	861,175
Share based payments	907,027	0	—
Total	6,052,576	4,648,076	8,258,749
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In 2015, Orion purchased equipment from a Triton portfolio company for an aggregate amount of EUR 396k.

This transaction was approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 58,368k (2014 and 2013 EUR 81,800k and EUR 80,363k). Payables to DGW KG amount to EUR 8,296k at year end (Prior year: EUR 15,235k). Sales and service provided to DGW KG in year ended December 31, 2015, 2014 and 2013 amounted to EUR 2,453k, EUR 2,202k and EUR 2,694k in 2013. Receivables from DGW KG at December 31, 2015 and 2014 were EUR 214k and EUR 214k.

(10.5)	Contingent liabilities and other financial obligations
As at December 31, 2015 and 2014 contingent liabilities and other financial obligations break down as follows:
The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity:

Maturity	In EUR k
	As at Dec 31,
	2015	2014
Less than one year	5,478	3,314
1 to 2 years	3,736	2,130
2 to 3 years	2,326	953
3 to 4 years	2,615	696
4 to 5 years	2,254	643
More than 5 years	8,327	2,709
Total	24,736	10,445
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	In EUR k
	As at Dec 31,
	2015	2014
Less than one year	64,850	103,078
1 to 5 years	120,478	250,990
More than 5 years	37,443	116,871
Total	222,771	470,939
EPA Action
During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD permits at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and to date have focused on target emission levels, changes in raw materials and the possible air pollution control technology and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action (though any settlement would also likely involve the imposition of civil penalties and environmental mitigation projects). The Company received a draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a counter-proposal presented by the Company. The discussions continue, with the last exchange of a proposal by Orion in February 2016 as an answer to a revised term sheet from the EPA received in January 2016 . The Company currently expects that, if it continues to consider a possible settlement, likely at least one further proposal may be exchanged with the EPA and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company is currently examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants.The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on their public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013 Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimates will require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately U.S. Dollar 98 million. As of February 2016, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. All of the allegations made by the EPA as discussed above relate to alleged violations before that date. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach an understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. Given that specific penalties or costs for mitigation projects have not been discussed with the EPA to date, we also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that may be a part of any settlement with the EPA, were one to be reached. The capital costs necessary to settle the EPA matter, were we to do so, will remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.
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
The pledge serves as collateral for claims arising out of the credit agreement for up to USD 358m (U.S. Dollar Term Loan), EUR 399m (Euro Term Loan) and EUR 115m (RCF) dated July 25, 2014.
As at December 31, 2015 Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG with a total amount of EUR 547k in favor of Evonik Industries AG that is unchanged compared to prior year; a bill of lading (“Konnossement”) with a volume of EUR 43k issued by Commerzbank AG; three guarantees with a total volume of EUR 7,580k issued by Atradius Credit Insurance N.V. (in prior year six guarantees with a total volume of EUR 14,665k issued by Atradius Atradius Credit Insurance N.V.) and three guarantees by Euler Hermes S.A. of EUR 14,598k (in prior year one guarantee by Euler Hermes S.A. of EUR 2,995k). Also, there is one guarantee insurance issued by HSBC with a volume of EUR 2,000k. None of these guarantees reduce the possible utilization limit of the current RCF.

(11)	Events after the reporting date
In December 2015, Orion announced the Board of Directors had approved the repurchase of our common stock of up to $20 million. The repurchase commenced in January 2016. As of February 24, 2016, the Group has repurchased 281,765 shares.
In January 2016 the Group repaid a further EUR 20m on the EUR Term Loan (see note (10.1) Capital management).
Luxembourg, March 3, 2016
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
4.3
Registration Rights Agreement among the Company, Kinove Holdings and Luxco Coinvest, dated as of July 30, 2014 (incorporated by reference to Exhibit 4.3 to Annual Report on Form 20-F for the year ended December 31, 2014, filed on March 6, 2015)

4.4
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

March 3, 2016	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer