Form 20-F
period 2016-12-31
Orion Engineered Carbons S.A.
filed 2017-02-24
CIK 1609804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2016
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
59,320,214 common shares, no par value
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

3

CERTAIN DEFINED TERMS
In this annual report, unless otherwise specified or if the context so requires:

•	References to the “Company” are exclusively to Orion Engineered Carbons S.A., a Luxembourg joint stock corporation (société anonyme);

•	References in this report to “Orion,” the “Group,” “we,” “us” or “our” are to Orion Engineered Carbons S.A. and its consolidated subsidiaries;

•	References in this report to “Kinove Holdings” are to Kinove Luxembourg Holdings 1 S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée);

•	References in this report to “Luxco Coinvest” are to Kinove Luxembourg Coinvestment S.C.A., an investment vehicle that is owned by members of the Company’s management;

•	References to the “Rhône Investors” are to investment funds managed by affiliates of Rhône Capital L.L.C.;

•	References to the “Triton Investors” are to investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited;

•	References to the “ADIA Investor” are to Luxinva S.A., a wholly-owned subsidiary of the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi;

•	References to the “Principal Shareholders” are to the Rhône Investors and the Triton Investors;

•	References to the “Acquisition” are to the acquisition of the carbon black business line from Evonik Industries AG, completed on July 29, 2011; and

•
References to the “Credit Agreement” are to the Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent.

i

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
The Company was incorporated on April 13, 2011 as Kinove Luxembourg 2 S.à r.l. On July 29, 2011, the Company completed the Acquisition from Evonik Industries AG (“Evonik”) of its carbon black business line (referred to in this report as “Evonik Carbon Black”). On July 28, 2014 the Company changed its legal form into a joint stock corporation named Orion Engineered Carbons S.A.
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
The non-IFRS financial measures used in this report are Contribution Margin, Contribution Margin per Metric Ton (collectively, “Contribution Margins”), Adjusted EBITDA, Net Working Capital and Capital Expenditures. We define Contribution Margin as revenue less variable costs (such as raw materials, packaging, utilities and distribution costs). We define Contribution Margin per Metric Ton as Contribution Margin divided by volume measured in metric tons. We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in the Credit Agreement. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business. We define Net Working Capital as inventories plus current trade receivables minus trade payables. We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
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
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries and markets in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	current and potentially future investigations and enforcement actions by the EPA or other governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	tax audits, litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights and know-how;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	potential conflicts of interests with our principal shareholders;

•	effect of exchange rate fluctuations on U.S. Dollar amounts received in dividends;

•	our status as a foreign private issuer; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
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
The following table sets forth selected historical financial information for fiscal years 2016, 2015, 2014, 2013 and 2012 and as of December 31, 2016, 2015, 2014, 2013 and 2012. The financial information for fiscal years 2016, 2015 and 2014 and balance sheet information as of December 31, 2016 and 2015 has been derived from our audited consolidated financial statements included elsewhere in this report. The financial information for fiscal years 2013 and 2012 and balance sheet information as of December 31, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements, which are not included in this report. This information should be read in conjunction with the consolidated financial statements included elsewhere in this report, the related notes and other financial information included herein, as well as in conjunction with quarterly financial information previously filed with or furnished to the Securities and Exchange Commission (the “SEC”).

Income Statement Data	Year Ended December 31,
	2016	2015	2014	2013	2012
(in € million)
Revenue	1,030.1	1,111.8	1,318.4	1,339.6	1,397.5
Cost of sales	(691.8)	(791.5)	(1,017.3)	(1,070.8)	(1,116.0)
Gross profit	338.3	320.3	301.1	268.8	281.6

Selling expenses	(114.6)	(108.1)	(99.6)	(92.1)	(96.2)
Research and development costs	(14.5)	(13.4)	(13.0)	(10.1)	(9.5)
General and administrative expenses	(68.6)	(62.1)	(54.6)	(52.5)	(54.3)
Other operating income	5.9	7.5	4.4	8.3	18.5
Other operating expenses	(13.8)	(21.8)	(29.9)	(38.7)	(52.5)
Restructuring expenses	(27.9)	—	(4.1)	N/A*	N/A*
Operating result (EBIT)	104.8	122.4	104.3	83.8	87.6
Finance income	25.1	17.3	39.3	17.1	5.2
Finance costs	(62.5)	(73.4)	(182.7)	(112.7)	(103.1)
Share of profit or loss of joint ventures	0.4	0.5	0.5	0.4	0.4
Financial result	(36.9)	(55.7)	(142.8)	(95.2)	(97.5)
Profit or (loss) before income taxes	67.9	66.7	(38.5)	(11.4)	(9.8)
Income taxes	(23.2)	(23.8)	(17.4)	(7.5)	(8.9)
Profit or (loss) for the period	44.6	42.9	(55.9)	(19.0)	(18.7)

Earnings Per Share - basic (€ per share)(1)	0.75	0.72	(1.11)	(0.43)	(0.43)
Earnings Per Share - diluted (€ per share)(1)	0.74	0.72	—	—	—
Dividends per share (€ per share)	0.67	0.67	0.67	—	—
* Restructuring expenses for 2013 and 2012 are included in other operating expenses.

Statement of Cash Flows Data	Year Ended December 31,
	2016	2015	2014	2013	2012
(in € million)
Cash flows from (used in)operating activities	199.2	214.4	172.4	190.9	177.1
Cash flows from (used in) investing activities	(62.2)	(74.8)	(64.5)	(77.2)	(71.3)
Cash flows from (used in) financing activities	(130.4)	(143.5)	(110.0)	(114.7)	(131.1)

Balance Sheet Data	As of December 31,
	2016	2015	2014	2013	2012
(in € million)
Cash and cash equivalents	73.9	65.3	70.5	70.5	74.9
Property, plant and equipment	387.7	385.9	358.2	333.5	334.6
Total assets	998.6	970.5	1,022.2	1,007.0	1,092.7
Total liabilities	945.7	920.8	966.9	1,081.2	1,089.5
Total equity(1)	52.9	49.7	55.3	(74.3)	3.2

(1)	Our share capital as of December 31, 2016 was €59,635,126, represented by 59,635,126 common shares with no par value of which 314,912 common shares are held in treasury.
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
Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
September 2016	1.1238	1.1218	1.1271	1.1158
October 2016	1.0962	1.1014	1.1212	1.0866
November 2016	1.0578	1.0792	1.1121	1.056
December 2016	1.0552	1.0545	1.0758	1.0375
January 2017	1.0794	1.0635	1.0794	1.0416
February 2017 (through February 17, 2017)	1.0614	1.068	1.0802	1.0577
Exchange Rates for the Previous Five Years Ended December 31, 2016

	Period End	Average Rate(2)	High	Low
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3210	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1028	1.1516	1.0375

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average of the month-end rates during the relevant period.

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this report should not be construed as representations that Euro amounts included in this report actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this report is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On February 17, 2017, this rate was $1.0614 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this report.

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
Our business is influenced by structural changes in the industries in which we operate, such as the entry of new suppliers, product substitution, changing technologies, industry consolidation and the migration of customers to lower-cost countries. Some of our customers have in the past shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Although we have developed and implemented strategies to meet these changes in demand, we cannot be certain that we will be able to successfully expand capacity in emerging regions. Our ability to expand in these regions depends in part on their economic and political conditions and on our ability to establish and finance operations, construct additional manufacturing capacity or form strategic business alliances including acquisitions and joint ventures. Over the last few years, for instance, our competitors in China have aggressively added capacity at a far greater rate than demand has increased, which has resulted in pressured margins in the region, particularly with respect to standard tire grades. In addition, we may not be successful in reducing capacity in mature regions commensurate with industry demand. Similarly, demand for our customers’ products and our competitors’ reactions to market conditions could affect our results. Our business is also sensitive to changes in industry capacity utilization. Prices tend to decrease when capacity utilization decreases, which could adversely affect our business, financial condition, results of operations and cash flows.
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
Customer concentration is driven by the consolidated nature of the industries we serve. In 2016, our top ten customers accounted for approximately 52% of our volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 25% and approximately 55% of our Specialty Carbon Black and Rubber Carbon Black segment volumes measured in kmt for 2016, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers, including due to industry consolidation, or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.
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
As a reinforcing agent in rubber, carbon black competes primarily with precipitated silica in combination with silane, which is not part of our product portfolio. Historically, silica has offered some performance benefits over carbon black in the area of rolling resistance. To date, silica-based tire applications have gained position in passenger car tire treads. Although substitution has not been significant due to carbon black’s cost advantage, technological advances and changing customer requirements may lead to increased demand for silica-based tires, especially in developed regions. For example, Evonik announced in 2010 plans to significantly increase its capacity for precipitated silica to satisfy increasing demand and has since increased its global capacity for precipitated silica significantly. Increased substitution and competition from precipitated silica producers, including Evonik, could adversely affect our business, financial condition, results of operations and cash flows. If we should decide to include precipitated silica in combination with silane in our product portfolio in the future, we may be restricted in our ability to do so under our intellectual property sharing arrangements with Evonik.
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
Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2016, raw materials accounted for 66% of our cost of sales. Approximately 73% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. Although we maintain raw material reserves, if any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.
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
Our ability to complete as planned capacity expansions and consolidations, including capacity conversions from rubber carbon black to specialty carbon black, and other site development projects, including those associated with yield efficiency improvements, may be delayed, interrupted, or otherwise limited by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. In addition, lower oil prices may result in lower yield efficiency improvements. Moreover, the costs of these activities could have a negative impact on our results of operations, and in the case of capacity expansion projects, until capacity utilization at the particular facility is sufficient to absorb the incremental costs associated with the expansion. In addition, our ability to expand capacity in emerging countries depends in part on economic and political conditions in these regions and, in some cases, on our ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.
We may be subject to information technology systems failures, network disruptions and breaches of data security.
Our information technology systems are an important element for effectively operating our business. Information technology systems failures, in particular failures in connection with running SAP, including risks associated with upgrading our systems, network disruptions and breaches of data security, could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting, and lead to increased costs. It is possible that future technological developments could adversely affect the functionality of our computer systems and require further action and substantial funds to prevent or repair computer malfunctions. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, cybercrimes, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees or third party providers. Although we have taken steps to address these concerns by implementing sophisticated network security, back-up systems and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Environmental and safety regulations are subject to frequent change, as are the priorities of those who enforce them, and we could incur substantial costs to comply with future laws and regulations. The trend in environmental regulation is imposing increasingly stringent restrictions on activities that may affect the environment. Any new or amended environmental laws and regulations may result in costly measures for matters subject to regulation, including but not limited to more stringent limits or control requirements for our air emissions; new or increased compliance obligations relating to greenhouse gas (“GHG”) emissions; stricter requirements for noise, waste handling, storage, transport, disposal, wastewater and storm water discharges; and more stringent cleanup and remediation standards, which, in each case, could have a material adverse effect on our operations and financial condition.
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
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act (the “Clean Air Act”), to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we have furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of our Ivanhoe (Louisiana) facility. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for our U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations, primarily at the dryers and the incinerator of the Orange facility.

In November 2013, we began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of our U.S. facilities to settle the EPA action. We received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by us. The discussions continue, now based on a draft of a Consent Decree the latest version of which we received from the EPA in January 2017. We currently expect that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur as long as we continue to consider a possible settlement to resolve the NOVs.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at our U.S. facilities on an ongoing basis. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. We would expect to assert various defenses to EPA/DOJ’s allegations. We are continuously examining the technological solutions necessary and available to reach certain emission reduction levels in our various U.S. facilities on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and our proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.

While we are currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, we note that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. As of February 2017, none of our other U.S. competitors have announced settlements with the government.

We are in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, we believe that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by us. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach a comprehensive understanding with the EPA as to the overall approaches to be taken toward settlements at all of our U.S. plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently.

We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. We have received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approximately U.S. Dollar 1.5 million. We have established a provision related to penalties and mitigation projects which we consider appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether we or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification we will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on us remains unclear.

Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for our facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of our U.S. facilities—as discussed above—relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs incurred under the indemnity as we expect or at all. See “—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”

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
Carbon black consists of aggregates or agglomerates of primary particles that are nano-scale. The EPA and other governmental agencies are currently developing a regulatory approach under which they will collect further data on nano-scale materials, including carbon black, under the Toxic Substances Control Act. The EPA has proposed rules that would require manufacturers of nano-scale materials to submit additional manufacturing information, exposure and release information and available health and safety data. The EPA and other nations’ environmental regulatory authorities, including the European Commission, are also conducting extensive environmental health and safety testing of nano-scale materials. If carbon black is found to be harmful to humans or to the environment, it could be subject to more stringent regulatory control, which could require us to incur significantly higher costs to comply with new environmental, health and safety laws and could adversely affect our reputation and business. See “Item 4. Information on the Company —B. Business Overview—Environmental, Health and Safety Matters.”
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
In December 2005, the European Commission published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for GHGs for the period from 2008 to 2012. The European Commission has developed allowable emission credits for Phase III of the Emissions Trading Scheme (the “ETS”), which apply for the period 2013 to 2020. The ETS is anticipated to become progressively more stringent over time, which could have an impact on our costs of compliance under the ETS. The European Union member states (“EU Member States”) have included carbon black facilities in their national allocation plans, and we have taken actions to comply with applicable CO2 emission requirements. Certain industry sectors in the European Union, including the carbon black industry, currently receive a certain share of their emission allowances for free. This list of industry sectors is reviewed by the European Commission every five years, with the latest review in October 2014. Although the carbon black industry retained its placement in the 2014 review, we cannot predict the outcome of a future review by the European Commission. On January 24, 2017 the European Commission issued a decision with recalculated correction factors for CO2 emission certificates from 2013 to 2020. Currently, it is not clear whether the German Emissions Trading Authority (DEHSt) will apply the new factors to allocations granted in the past. Additionally, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more CO2 than our allocations permit or that the cost of such credits will not be excessive.
In addition, effective January 2015, South Korea commenced a GHG emissions trading scheme (“South Korean ETS”), with the goal of achieving a 37% reduction in GHG emissions relative to the projected business-as-usual case by 2030. Participation is mandatory for South Korean legal entities that emit over 125,000 tons of CO2 equivalent (“tCO2e”) annually and for workplaces that discharge over 25,000 tCO2e annually. The design concept of the South Korean ETS is similar to the European ETS. The South Korean ETS covers industries (including the petrochemical sector), electric power producers, the transportation sector and commercial properties, among others, including our South Korean operating entity. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% (“Allocation Rate”) of the projected emissions when operating at full capacity. The Allocation Rate was reduced to 84% in 2016 and 82% in 2017. We initially sought administrative relief by appealing to South Korea’s Environment Ministry—subsequently succeeded by the Ministry of Trade, Industry and Energy (“Ministry”)—under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. When this appeal failed to deliver the desired outcome, we filed a legal action with the Seoul Administrative Court (“Trial Court”) against the Ministry in February, 2015 to seek judicial relief. On February 2, 2017, the Trial Court rendered a verdict in favor of the Ministry. We are contemplating whether to appeal the Trial Court’s ruling. We would have a carbon deficit, which would require us to purchase carbon credits unless we appeal the Trial Court’s decision and are successful in securing an effective relief. It is difficult to assess at this time our chances of success in the appeal process (were we to appeal), which potentially could reach the South Korean Supreme Court.
In June 2016 the Republic of South Africa issued a draft regulation pertaining to “Carbon Offsets.” Our business operation in South Africa is subject to the newly developed GHG-related law Carbon Tax Bill. Although this law was intended to be in effect from January 1, 2017, it is still in draft form. The carbon black process is listed on Table 3 of this bill and a process emission factor was determined for a ton of carbon black produced using furnace black technology. The required tax payment would become due semi-annually. Taking into consideration our expected production levels in Port Elizabeth, the bill likely will have a significant financial impact on our business performance in South Africa.
The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, such as a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 30% reduction. The United Nations Conference on Climate Change in December 2015 led to the creation of the Paris Agreement, which is open for signing through April 2017 and encourages countries to continuously review and improve their GHG emission reduction goals. While signing the Paris Agreement does not legally bind countries to reduce GHG emissions, countries that participate may respond by enacting legislation or regulations in order to progress in lowering GHG emissions. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the U.S. states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined. There is no assurance that, in the future, the current level of regulation will continue in the jurisdictions where we operate.
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
The European Union REACh legislation or similar legislation in other countries may affect our ability to manufacture and sell certain products.
In December 2006, the European Union signed the REACh (Registration, Evaluation, Authorisation and Restriction of Chemicals) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products through a substance registration process. We have registered under REACh, which is a functional prerequisite to the continued sale of our products in the European Union markets. REACh presents a risk to the continued sale of our products in the European Union should our existing classification registration no longer apply as a result of changes in the interpretation of REACh by the authorities, changes in our product mix or purity, or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products. In March 2016 the European Chemical Agency (ECHA) announced a carbon black substance evaluation and carbon black was included in the Community Rolling Action Plan (CoRAP). CoRAP listed substances have been prioritized for substance evaluation. The reasons for including carbon black in CoRAP are carbon black being suspected of posing a risk to human health (carcinogenic, suspected reproduction toxicant), exposure of workers, exposure of sensitive populations and a high (aggregated) tonnage and use potential. The start of this evaluation, which will be conducted by ANSES (the French Agency for Food, Environmental and Occupational Health & Safety) is scheduled for 2019 and its outcome will be of significant importance for the carbon black industry.
Also, other countries or organizations, including South Korea and China, have adopted or may in the future adopt comparable or even more restrictive regulations than REACh, which could affect our ability to manufacture and sell certain products in the future.
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
    For example, in December 2013, the European Commission opened an in-depth investigation procedure regarding certain exemptions from an energy surcharge granted under the German Renewable Energies Act (Erneuerbare-Energien-Gesetz or “EEG”). Under the EEG, energy intensive industries are exempted to a large extent from the energy surcharge that aims to balance above-market payments for green energy. Another exemption exists for the consumption of self-generated electricity. The German legislature amended the national regulations of the EEG in August 2014. Under new regulations, the exemption regarding self-consumption (Eigenverbrauch) of self-produced electricity is grandfathered for power plants that were installed before August 1, 2014. We are exempted from the energy surcharge under the current law to the extent that we consume our self-produced energy. However, a potential loss of this benefit due to a future change in legislation or a change in the setup of any of our plants may adversely affect our business, results of operations and cash flows.
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
In connection with the separation of our business from Evonik as part of the Acquisition, Evonik assigned to us intellectual property that was exclusively used in its carbon black business as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside the field of carbon black, which licenses are exclusive, subject to certain exceptions in areas adjacent to carbon black. Accordingly, we may be restricted in leveraging the intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back licenses to expand our business into fields outside of carbon black.
Risks Related to Indebtedness, Currency Exposure and Other Financial Matters
Our significant leverage may make it difficult for us to service our debt and operate our businesses.
Although we have repaid €110 million of our €665 million debt since the refinancing in July 2014, we are highly leveraged with significant debt service obligations and expect to continue to have high leverage for the foreseeable future. We may also incur more debt in the future. This may have important negative consequences for our business and investors, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, reducing the availability of cash flows to fund internal growth through working capital, capital expenditures, other general corporate purposes and payments of dividends, increasing our vulnerability to economic downturns in our industry, exposing us to interest rate increases on our existing indebtedness and indebtedness that we may incur in the future, placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flows, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing strategic acquisitions or exploiting certain business opportunities, and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.
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
We are exposed to market risks relating to fluctuations in foreign currency exchange and interest rates. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations. We are exposed to currency fluctuation when we convert currencies that we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials, meet our fixed costs or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign markets. In each case, the relevant income or expense is reported in the relevant local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Generally, an appreciation of the U.S. Dollar has a negative impact on (by increasing) our Net Working Capital, because a large part of our raw material purchases is in U.S. Dollars. In addition, 45% of our outstanding debt obligations are denominated, pay interest and must be repaid in U.S. Dollars (and certain of our future debt obligations may be denominated in U.S. Dollars), and therefore expose us to additional exchange rate risks. An appreciation of the U.S. Dollar would make our financing under U.S. Dollar-denominated instruments more expensive. Significant changes in the value of the Euro relative to the other currencies could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we are exposed to adverse changes in interest rates. We manage our foreign exchange risk through normal operating and financing activities and, when deemed appropriate, through the selective use of derivative transactions, the effectiveness of which is dependent, in part, upon the counterparties to these contracts honoring their financial obligations to us. We cannot be certain that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations, and our financial results could be adversely affected.
From time to time, it may be necessary for us to enter into hedging arrangements to reduce the impact of price and exchange rate volatility. Unavailability or inefficiency of hedging could adversely affect our business, financial condition, results of operations and cash flows.
In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011, we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments. Generally, we incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on volumes in kmt in 2016, approximately 37% of our contracts were non-indexed, approximately 60% of our contracts were indexed monthly, while approximately 3% of our contracts were indexed on a quarterly basis. The one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. In 2016 we entered into limited short-term commodity derivatives for a specific carbon black oil grade. It may be necessary for us to enter into hedging arrangements in the future to reduce the impact of raw material or energy price volatility or currency and exchange rate fluctuation, which may or may not be effective. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to substantial risks with regard to the Euro.
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
Ongoing deterioration of the sovereign debt of certain EU Member States together with the risk of contagion to other, more stable, countries have raised multiple concerns as to the stability and the overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the re-introduction of individual currencies in one or more EU Member States, or, in particularly dire circumstances, the possible dissolution of the Euro entirely. This has caused macroeconomic disruption and might also do so going forward. In addition, uncertainties remain in Europe following the United Kingdom’s “Brexit” vote, which has caused significant volatility in global financial markets and has adversely affected the exchange rate of the Euro with respect to the U.S. Dollar. “Brexit” and upcoming elections in Europe may further affect global financial markets and the Euro - U.S. Dollar exchange rate.
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
The ongoing economic weakness in many regions worldwide has affected, and may continue to affect, us in several ways. Dislocations in the credit markets may result in less credit being made available by banks and other lending institutions. As a result, we may not be able to obtain financing for our business and acquisitions or to pursue other business plans or make necessary investments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Significant changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions, as well as a change in their interpretation, could adversely affect our business, financial condition, results of operations and cash flows.
Our future tax rates may be adversely affected by a number of factors, including the enactment of new tax legislation, other changes in tax laws or the interpretation of such tax laws, changes in the estimated realization of our net deferred tax assets (arising, among other things, from tax loss carry forwards and the Acquisition), the jurisdictions in which profits are determined to be earned and taxed, adjustments to estimated taxes upon finalization of various tax returns, increases in expenses that are not deductible for tax purposes, including write-offs of acquired in process R&D and impairment of goodwill in connection with acquisitions, changes in available tax credits and additional tax or interest payments resulting from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from period to period. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions, as well as a change in their interpretation, could increase our tax rates and adversely affect our financial results in those periods.
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
We make, and have in the past made, numerous decisions and assumptions in assessing and complying with our tax obligations, including in respect of the tax treatment of the separation of our business from Evonik, the Acquisition, assumptions regarding the tax deductibility of certain interest expenses under German tax regulations, the upholding and recognition of our German tax group and the applicability of the regulations to our business as a group headquartered by a Luxembourg company. Many of the tax laws that apply to us, including tax laws that apply to the separation of our business from Evonik and the Acquisition, are complex and often require judgments to be made when the law is unclear or the facts are uncertain. While we believe the decisions we have made and the assumptions and practices we have applied are reasonable and accurate, we cannot guarantee that these decisions, assumptions and practices will not be questioned or rejected by the tax authorities. In particular, we are subject to tax audits for the period in which the Acquisition occurred by tax authorities in multiple jurisdictions worldwide, and in many cases these audits have not yet begun or have not been completed and could give rise to issues of this kind. If such tax authorities were to successfully challenge such decisions or assumptions, we could be required to pay additional amounts to such authorities to satisfy our tax obligations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which requires, an annual report on management's assessment of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business, increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.
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
Substantially simultaneously with the IPO, we took the following steps to refinance our then-outstanding borrowings and discharge our then-outstanding Preferred Equity Certificates (defined below):

•
The Company entered into the Credit Agreement consisting of (i) senior secured term loans of €665 million (399 million denominated in Euros and 358 million denominated in U.S. Dollars, determined based on the exchange rate at the time), having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the Credit Agreement (the “Term Loans”) and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, having a final maturity in 2019 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment (the “Revolving Credit Facility”).

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

◦	repay approximately €45 million owing under our then-existing $250 million revolving credit facility (the “Previous Revolving Credit Facility”); and

◦	pay approximately €22.1 million of estimated fees relating to the Revolving Credit Facility.

Since the refinancing in 2014, we voluntarily repaid €110 million of our senior secured term loans.

In 2015 we completed the acquisition of Qingdao Evonik Chemical Co., Ltd. now operating as OECQ. OECQ has an annual production capacity of 75 kmt, mainly designated for rubber carbon black products.

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
We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•
Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% in 2016 measured by volume in kmt. Our estimated share of global industry specialty carbon black sales remained relatively stable in the past three years (25.0% in 2015 and 25.0% in 2014). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

•
Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network and an estimated share of global industry sales of approximately 8% in 2016 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 16% in each of our major operating regions. Our estimated market share for this segment increased in 2016 to 8% from 7% during the prior two years as a result of consolidation of our Chinese plant for the full fiscal year 2016.

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
We operate a modern global supply chain network currently comprising 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies, as well as one jointly-owned production plant in Germany. Our Ambès (France) plant ceased production as of December 31, 2016.
Products and Applications
We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2016 we offered more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty and technical grade rubber carbon black products and stable margin rubber carbon black products.

We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new post-treated specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we recently developed two product families: PUREX® for mechanical rubber goods (“MRG”) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.
Specialty Carbon Black
Overview
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% measured by volume in kmt in 2016. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.
In 2016, our Specialty Carbon Black segment generated €385.9 million in revenues, 241.8 kmt in volume, €136.7 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 35.4%.The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2016, Polymer applications accounted for about 68% of our volume measured in kmt, Printing accounted for nearly 16%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.
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
We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 25% of the Specialty Carbon Black segment volume in 2016. We have been supplying most of our blue-chip customers for a period of over 30 years.
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
We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 33% of Coatings volume in 2016.
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
Customers
Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and Schulman, for over 30 years. Our top five customers accounted for approximately 32% of Polymers volume in 2016.
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
We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2016. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.
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
Customers
The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key players. Sourcing decisions are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun Chemical and Toyo Ink, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 70% of Printing volume in 2016.
Special Applications
The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 33% of Special Applications volume in 2016.
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
Competition
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% measured by volume in kmt in 2016. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla were the other two large global producers of specialty carbon black with shares of global industry sales of approximately 21% and 15%, respectively, in 2016 based on volume (Source: Orion internal study). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.
Rubber Carbon Black
Overview
We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 8% in 2016 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of industry sales is higher than our global share based on volumes. For example, we estimate that in 2016 we held higher rubber carbon black shares of industry sales relative to our 8% global share in the European Union (19%), North America (16%), South Korea (47%), South Africa (91%) and Brazil (21%). In 2016, our largest rubber carbon black customer accounted for approximately 17%, the second largest for approximately 14% and the third largest for about 10% of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.
In 2016, our Rubber Carbon Black segment generated €644.2 million in revenues, 886.1 kmt in volume, €86.1 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 13.4%. Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we have higher sales revenue from mechanical rubber goods due to higher margins on such products.
We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications. Our recent acquisition of OECQ in China is further strengthening our Asia-Pacific footprint.
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
Customers
Given the highly consolidated nature of the tire industry, our top ten customers represented 89% of our tires volume in 2016. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in major global regions. We have been serving certain of our key customers for over 20 years.
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
Customers
We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 51% of our mechanical rubber goods volume in 2016. We have a diversified geographic presence with significant exposure to the European, North and South American and Asian MRG markets. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers for over 20 years.
Competition
We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 8% in 2016 measured by volume in kmt. Birla, Cabot and Black Cat were the three largest global producers of rubber carbon black in 2016 with estimated shares of global industry sales of approximately 15%, 13% and we believe in the range of 10%, respectively, based on our best estimates.
Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2016 we held higher rubber carbon black shares of industry sales relative to our 8% global share in the European Union (19%), North America (16%), South Korea (47%), South Africa (91%) and Brazil (21%).The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.
Procurement and Raw Materials
In 2016, raw materials accounted for 66% of our cost of sales. Approximately 73% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.
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
We maintain close relationships with our suppliers, which include global and national oil companies, as well as independent refiners and blenders across different regions. We purchase carbon black oil from more than 30 different suppliers to limit our dependence on certain individual key suppliers. Since the carbon black industry utilizes only a low share of total heavy fuel oil supply worldwide, we believe that the risk of raw material shortage is low. In regions where the number of suppliers is low, we have back-up plans to import carbon black oil from other regions in the event of a local carbon black oil shortage.
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
Production
Production Facilities
We currently operate a global platform of 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies as well as one jointly-owned production plant in Germany. Our Ambès (France) plant ceased production as of December 31, 2016. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,275 kmt in 2016, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil, 65 kmt was in South Africa, and the capacity of the German JV proportionate to our shareholding as well as 75 kmt production capacity added in China upon our acquisition of OECQ. We estimate that our average plant utilization rate was 87% in 2016.
The following map provides an overview of the geographical footprint of our production network as of December 31, 2016.

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
Plants
Technical Center
Administration/HQ
The Americas
1 Borger, TX, USA
2 Kingwood (Houston), TX, USA (Regional HQ)
3 Orange, TX, USA
4 Belpre, OH, USA
5 Ivanhoe (New Iberia), LA, USA
6 Paulínia, Brazil
7 São Paulo, Brazil
Europe/Middle East/Africa
8 Luxembourg (Global Corporate HQ)
9 Frankfurt, Germany (Global HQ)
10 Cologne, Germany
11 Dortmund, Germany
12 Malmö, Sweden
13 Jasło, Poland
14 Ravenna, Italy
15 Port Elizabeth, South Africa
Asia Pacific
16 Bupyeong (Seoul), South Korea
17 Yeosu, South Korea
18 Tokyo, Japan
19 Qingdao, China
20 Shanghai, China (Regional HQ)
21 Singapore, Singapore

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
In other European countries, we have one wholly-owned production plant in each of Italy, Sweden and Poland. Our Ravenna (Italy) production site occupies a total area of approximately 125,000 sqm and has a total annual production capacity of approximately 75 kmt, of which 5 kmt are currently designated for specialty carbon black products and 70 kmt are designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Malmö (Sweden) production site occupies a total area of approximately 46,000 sqm and has a total annual production capacity of approximately 45 kmt. The plant has two production lines, one designated for specialty carbon black and one for rubber carbon black. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Jaslo (Poland) production site occupies a total area of approximately 100,000 sqm and has a total annual production capacity of approximately 40 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Ambès (France) production site, which had a total annual production capacity of approximately 50 kmt ceased production as of December 31, 2016.
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
In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total annual production capacity of approximately 55 kmt, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt are designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. In addition, one of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 154,000 sqm and has a total annual production capacity of approximately 190 kmt. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process. In connection with our global rubber footprint initiative we expect to consolidate our two Korean plants at the Yeosu facility and close our Bupyeong plant by the end of 2017.
In 2015 we completed the acquisition of OECQ, located in Qingdao (China), which is since then wholly-owned. OECQ has a total annual production capacity of approximately 75 kmt designated for rubber carbon black products. The plant is equipped with three production lines and its main manufacturing focus is on high-end mechanical rubber goods applications.
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
Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. Although such capacity realignments entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity, which resulted in cession of production at our Sines (Portugal) facility in December 2013. As an initial step of a global rubber footprint initiative, our French subsidiary ceased carbon black production at our Ambès (France) facility as of December 31, 2016.
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
Cost Improvements
We have implemented various initiatives to realize cost improvements throughout our production network, including:

•
Headcount adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel on a like-to-like basis from over 1,500 employees at the time of the Acquisition to 1,343 prior to the OECQ acquisition, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. 184 employees joined the Orion family upon our acquisition of OECQ which increased our headcount at the end of 2015 to 1,527. At the end of 2016 we have a headcount of 1,460 reflecting in particular a layoff of 48 employees at our Ambès (France) plant by end of December 2016. Despite these headcount reductions (excluding increase from OECQ acquisition), the number of independent contractors that we use has remained relatively stable.

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

•
Global strategic rubber footprint initiative. We initiated an in depth review of our global rubber engagement in 2016 to shift production and capacities from lower margin standard grades towards higher specialized technical grade rubber products providing higher margins. This strategic realignment of our Rubber segment is an essential transition that requires complementary actions. As a first step, the cost-manufacturing contract between our German entity and its Ambès (France) subsidiary was terminated. Following an intensive review, local French management concluded that no profitable standalone operation was feasible. As a consequence, it was decided to cease the production by end of December 2016. Our Ambès (France) facility had a capacity of approximately 50 kmt per year utilized in production of unviable standard grades. Further steps under this initiative are either at an advanced stage (consolidation of our two Korean plants at the Yeosu facility with the closing of our Bupyeong plant expected to be effected by the end of 2017) or under detailed evaluation (consolidation of further rubber carbon black facilities).
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
Our leading competence center is located in Cologne (Germany) to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 90 FTEs were employed in the Innovation Group in 2016.
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
Spending on Innovation, including both applications technology and process development, amounted to €14.5 million in 2016 and €13.4 million in 2015 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.
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
Marketing, Sales and Customer Contracts
We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed approximately 270 FTEs globally at the end of 2016.
Sales
Our Sales department is organized into two main groups: Key Account Management and Regional Sales. The Key Account Management team deals with the largest customers (approximately 70 key accounts) and has dedicated sales people by global account. The Regional sales team covers all other customers (approximately 900 customers, of which approximately 420 are located in Europe, the Middle East and Africa, approximately 230 in the Americas and approximately 290 in Asia-Pacific, now including our Chinese plant OECQ). The field sales force operates along geographical regions and, where necessary, is combined across our Specialty Carbon Black and Rubber Carbon Black segments. In addition to selling carbon black directly, we work with third-party distributors serving our markets with all required smaller volume lots.
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
Flexible Contracts
Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts based on price adjustment mechanisms:

•
 Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy costs adjustments, which cover approximately 75% of volumes in our Rubber Carbon Black segment and volumes exceeding 80 kmt in our Specialty Carbon Black segment in 2016.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.
Many of our indexed contracts allow for monthly price adjustments, while a small portion (by volume sold) of allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins since the Acquisition, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil prices paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. See “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.” Sales prices under non-indexed contracts (covering approximately 25% of the volumes in the Rubber Carbon Black segment and volumes exceeding 80 kmt in the Specialty Carbon Black segment in 2016) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment usually allows us to implement price adjustments in a reasonably timely manner when oil prices are relatively stable. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, in part as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. In 2016 we entered into a commodity hedge to address the exposure resulting from the supply of a specific carbon black oil type for our Korean production. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.” In addition, specific contract price adjustment details also affect the pass through of these costs.
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
Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 50 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. We estimate that 54% of our volume in 2016 was delivered in bulk, 36% in intermediate bulk containers and 10% in bags.
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
The primary air pollutants of concern include sulfur dioxide, nitrogen oxides (NOx) and particulates. In order to maintain compliance with emission requirements, we utilize various desulfurization and de-NOx processes. We control the particulate matter by using our state-of-the-art bag filter technology.
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

The design concept of the South Korean ETS is similar to the European ETS. Each participant receives an allocation of allowed emissions. If the emissions exceed the allocated allowance, then the participant is required to offset such excess emissions through various legally authorized means, such as purchasing certified credits, applying authorized offset credits and borrowing (the use of proceeding year’s allocation). A failure to offset excessive emissions will result in a monetary penalty, equaling three times the market price for the carbon credit traded at the Korean exchange. However, the maximum penalty is set at 100,000 Korean Won (approximately €79 applying an exchange rate of 1,269.36 Korean Won per EUR as of December 31, 2016). The South Korean government’s stated target price for carbon credit is around 10,000 Korean Won (approximately €7.90), but as of end-January, the market price for carbon credit is around 23,000 Korean Won (approximately, €18.12).

Unless we are able to secure an effective relief through the appellate court process, we would have a carbon deficit that must be settled with purchased carbon credits. The combined carbon deficit over the first three (3) year period (from 2015 to 2017) is estimated to be 291,645tCO2e by end of 2017. We were advised by the Korean Government that 80,507 tCO2e of early credits we secured through our participation in pre-2015 programs could be used to offset the deficit. This would lower our exposure to 206,588 tCO2e. The potential financial impact at 23,000 Korean Won per tCO2e to acquire the required credits would be 4.8 billion Korean Won (approximately €3.7 million or 7,609 Korean Won per kg of carbon black (“kg CB”)). Recognizing the fossil fuel reduction effect of our process gas, one of our high-pressure steam customers has agreed to share part of their CO2 cost savings. This is expected to have a positive financial impact of 1 billion Korean Won (approximately €0.8 million). The net financial impact (assuming that the unit price for CO2 credit remains at 23,000 Korean Won (approximately, €8.12) is expected to be around 3.8 billion Korean Won (approximately, €3 million).

We are taking steps to mitigate our exposure through various means, including improvements in the feedstock-to-carbon black conversion ratio, energy optimization to reduce the use of energy at our two sites and pricing the cost of GHG offsets in our offers to our customers. We are also considering taking bid positions in the Korean Exchange to acquire carbon credits at reasonable prices.

Although the South African Carbon Offsets Law was intended to be in effect from January 1, 2017, it is still in draft form. The carbon black process is listed on Table 3 of this bill and a process emission factor was determined for a ton of carbon black produced using furnace black technology. The current amount of tax is determined to be 120 ZAR per ton of CO2 emitted into the atmosphere. Our facility in Port Elizabeth is currently negotiating with the relevant authority to minimize the impact, however, the final outcome of that negotiation is not known at this time.
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
Currently, the European Commission and the German government are working out an agreement regarding future benefits in that respect. Accordingly, the German legislator is amending the national regulations and setting up a new regime regarding energy intensive industries. It is expected that the exemption from the energy surcharge regarding electricity generated for the Company’s own consumption will be grandfathered. However, there is no assurance that we can maintain the exemption status permanently.
Environmental Proceedings
During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of our Ivanhoe (Louisiana) facility. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. We received a comparable NOV from the EPA for our U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, we began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of our U.S. facilities to settle the EPA action. We received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by us. The discussions continue, now based on the draft of a Consent Decree the latest version of which we received from the EPA in January 2017. We currently expect that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur as long as we continue to consider possible settlement to resolve the NOVs.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at our U.S. facilities on an ongoing basis. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. We would expect to assert various defenses to EPA/DOJ’s allegations. We are continuously examining the technological solutions necessary and available to reach certain emission reduction levels in our various U.S. facilities on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and our proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to its customers.

While we are currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, we note that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. As of February 2017, none of our other U.S. competitors have announced settlements with the government.

We are in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, we believe that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by us. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 - 140 million to be spent over a time period of up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach a comprehensive understanding with the EPA as to the overall approaches to be taken toward settlements at all of our U.S. plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. We have received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.5 million. We have established a provision related to penalties and mitigation projects which we consider appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether we or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification we will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on us remains unclear.

Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for our facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of our U.S. facilities—as discussed above—relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs incurred under the indemnity as we expect or at all. See “Item 3. Key Information -D. Risk-Factors-Risks Related to Indebtedness, Currency Exposure and Other Financial Matters-Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
This enforcement action could have a material adverse effect on tour operating results and cash flows for the particular period in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.

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
Below is a simplified diagram of the Company’s corporate structure as of December 31, 2016.

Subsidiaries
For a list of our subsidiaries see note (5) List of shareholdings to the consolidated financial statements.

D.	Property, Plants and Equipment
See “—B. Business Overview—Production—Production Facilities.”
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2016, 2015 and 2014 and should be read in conjunction with the information included under Item 4. Information on the Company and Item 18. Financial Statements. Our consolidated financial statements have been prepared in accordance with IFRS.
Overview
In 2016, we generated revenue of €1,030.1 million on a volume of 1,127.9 kmt, a profit for the period of €44.6 million, and Adjusted EBITDA of €222.8 million. Adjusted EBITDA for our Specialty Carbon Black segment was €136.7 million, and the Segment Adjusted EBITDA Margin was 35.4%. This segment accounted for 37.5% of our total revenue, 61.3% of total Adjusted EBITDA and 21.4% of our volume in kmt in 2016. Adjusted EBITDA for our Rubber Carbon Black segment was €86.1 million, and Segment Adjusted EBITDA Margin was 13.4%. This segment accounted for 62.5% of our total revenue, 38.7% of total Adjusted EBITDA and 78.6% of our total volume in kmt in 2016.

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
Asset Utilization
Margins in the carbon black industry, and the chemical industry generally, are strongly influenced by industry utilization. As demand for products approaches available supply, utilization rates rise, and prices and margins typically increase over time. Historically, this relationship has been highly cyclical, due to fluctuations in supply resulting from the timing of new investments in capacity and general economic conditions affecting the relative strength or weakness of demand. Generally, capacity is more likely to be added in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result, and in the past frequently have resulted, in over-capacity, which typically leads to a reduction of margins. For example, some of our customers have shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Consequently, competitors in China have recently (particularly regarding production of standard tire grades), added capacity at far greater proportion than demand has risen, which resulted in pressured margins in the region. In response, producers typically reduce capacity utilization or limit further capacity additions, eventually causing the industry to be relatively undersupplied. In recent years, a systematic reduction in capacity in North America and Europe, together with increased manufacturing efficiencies, has enabled us to largely preserve margins and increase our utilization rates.
Although utilization levels can differ significantly by plant, these levels tend to be driven more by variations in demand from specific customers served by each plant rather than by general trends in the region where the plant is located. We estimate our average plant utilization rate to have been at the level of 87% in 2016, approximately 86% in 2015 and approximately 83% in 2014. We have made recent investments in strategic sites to increase the flexibility of our production platform and cease a production facility in Europe in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.
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
Raw Material and Energy Costs
Our results of operations are affected, directly and indirectly, by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2016, raw materials accounted for 66% of our cost of sales. Approximately 73% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is typically indexed to the price of fuel oil and is generally benchmarked against Thomson Reuters indices of mainly three regions, namely the U.S. Gulf Coast, Amsterdam / Rotterdam / Antwerp and Singapore. While the majority of our purchases are based on underlying fuel oil indices, the ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand as well as regulatory factors. Carbon black oil procurement is an important factor in achieving best-in-class production costs. Approximately 50% of our carbon black oil supply is covered by short- and long-term contracts with a wide variety of suppliers.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 75% in the Rubber Carbon Black segment and volumes of approximately 80kmt in the Specialty Carbon Black segment, based on volumes in 2016. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. Sales prices under our non-indexed contracts (approximately 25% in the Rubber Carbon Black segment and volumes exceeding approximately 80kmt in the Specialty Carbon Black segment based on volume in kmt in 2016) are reviewed regularly with a view to reflecting raw material and energy price fluctuations as overall market conditions allow. We believe that the current competitive environment generally allows us to implement price adjustments in a reasonably timely manner, although, as discussed below, the timing of price adjustments and other contract terms relating to price adjustments may have unpredictable and varying effects on our profitability. In addition, there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see Item 3. Key Information—D.Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.
Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010 to a peak of $127 per barrel in April 2011, and then declined to approximately $30 at end of December 2015. At end of December 2016 the price increased again to $54 per barrel. We believe that our contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins since the Acquisition, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil price paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. As a result of the significant decline in oil prices over the past year, we have seen one or more of these factors come into play at different times and adversely affect our profitability, and this is likely to continue in the current oil pricing environment. It is also possible that in this environment, other factors come into play and interact adversely with our longer-term formula-based customer pricing arrangements. It is difficult to predict the impact of these factors going forward. In general, our customer pricing arrangements, and in particular the price adjustment formulas, are designed to protect us against rising or higher oil prices, and while we may seek to adjust them to accommodate the current environment, they may be difficult to change quickly, and if changed, may not be as protective if and when oil prices begin to rise.

Foreign Currency Exchange Rate Fluctuations
Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financings, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2016, 39%, 27% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.
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
Reconciliation of Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA presented in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful because we see this measure as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits. The following table reconciles Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Year Ended December 31,
	2016	2015	2014
	unaudited (in € million, unless otherwise indicated)
Revenue(1)	1,030.1	1,111.8	1,318.4
Variable costs(2)	(560.9)	(673.1)	(898.7)
Contribution Margin	469.2	438.7	419.7
Volume (in kmt)	1,127.9	1,035.2	990.9
Contribution Margin per Metric Ton (in €)	416.0	423.8	423.6
(1) Separate line item in Audited Financial Statements.

(2) Includes costs such as raw materials, packaging, utilities and distribution.
Adjusted EBITDA (Non-IFRS Financial Measure)

We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our Credit Agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of items that have less bearing on the performance of our underlying core business.

Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period. The following table presents a reconciliation of Adjusted EBITDA to consolidated profit or less for each of the periods indicated:

	Year Ended December 31,
	2016	2015	2014
	(in € million)
Profit or loss for the period	44.6	42.9	(55.9)
Income taxes	23.2	23.8	17.4
Profit or loss before income taxes	67.9	66.7	(38.5)
Share of profit or loss of joint ventures	(0.4)	(0.5)	(0.5)
Finance costs, net(1)	37.3	56.2	143.4
Operating result (EBIT)	104.8	122.4	104.3
Depreciation and amortization	88.7	72.8	77.1
EBITDA	193.5	195.2	181.4
Long term incentive plan	3.6	0.9	—
Restructuring expenses(2)	17.6	—	4.1
Consulting fees related to Orion strategy(3)	2.6	1.5	4.6
Share of profit or loss of joint ventures	0.4	0.5	0.5
Expenses related to capitalized emission rights	—	—	—
Other non operating (4)	5.1	10.6	17.1
Adjusted EBITDA	222.8	208.7	207.7
Thereof Adjusted EBITDA Specialty Carbon Black	136.7	115.0	99.6
Thereof Adjusted EBITDA Rubber Carbon Black	86.1	93.7	108.0

(1)	Finance costs, net consists of Finance income and Finance costs.

(2)	Restructuring expenses primarily include personnel-related costs for all three periods and IT-related costs (in particular in connection with the roll out of our global SAP platform in 2013).

(3)
Consulting fees related to the Orion strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(4)
Other non-operating in the period ended December 31, 2016 mainly relate to costs of EUR 4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other non-operating in the period ended December 31, 2015 mainly relate to EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Sarbanes-Oxley implementation costs, EUR 1.8 million OECQ related post acquisition costs, and EUR 1.5 million reassessed real estate transfer tax related to the 2011 Acquisition. Other non-operating in the period ended December 31, 2014 include EUR 10.7 million IPO related costs as well as an impairment of inventories totaling EUR 3.9 million resulting in part from a cancellation of a particular customer’s contract.

A.	Operating Results
2016 Compared to 2015
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2016	2015
	(in € million)
Revenue	1,030.1	1,111.8
Cost of sales	(691.8)	(791.5)
Gross profit	338.3	320.3
Selling expenses	(114.6)	(108.1)
Research and development costs	(14.5)	(13.4)
General and administrative expenses	(68.6)	(62.1)
Other operating income	5.9	7.5
Other operating expenses	(13.8)	(21.8)
Restructuring expenses	(27.9)	0
Operating result (EBIT)	104.8	122.4
Finance costs, net(1)	(37.3)	(56.2)
Share of profit or loss of joint ventures	0.4	0.5
Financial result	(36.9)	(55.7)
Profit or (loss) before income taxes	67.9	66.7
Income taxes	(23.2)	(23.8)
Profit or (loss) for the period	44.6	42.9
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue decreased overall by €81.7 million or 7.4%, from €1,111.8 million (€381.5 million in our Specialty Carbon Black segment and €730.3 million in our Rubber Carbon Black segment) in 2015 to €1,030.1 million (€385.9 million in our Specialty Carbon Black segment and €644.2 million in our Rubber Carbon Black segment) in 2016.

This revenue decrease was primarily due to contractually indexed sales price declines in our Rubber Carbon Black segment resulting from the pass through of lower feedstock costs and, to a much lesser extent, product mix and foreign exchange translation effects. This decrease was offset by positive impacts from increased volumes and additional revenues of €32.7 million contributed by OECQ.
Volume increased by 92.7 kmt, or 9.0%, from 1,035.2 kmt (215.6 kmt in our Specialty Carbon Black segment and 819.6 kmt in our Rubber Carbon Black segment) in 2015 to 1,127.9 kmt (241.8 kmt in our Specialty Carbon Black segment and 886.1 kmt in our Rubber Carbon Black segment) in 2016. This increase is mainly a result of an increase in volumes sold of specialty carbon black products in all regions and an increase in demand for rubber carbon black products in Europe, South America and Korea. OECQ contributed 61.2 kmt (in the two months in 2015 following its acquisition at the end of October 2015. OECQ contributed 11.4 kmt). Demand for rubber carbon black declined in North America and South Africa. The increase in volume contributed an increase of revenue of 5.1%, or €56.5 million (11.0%, or €41.9 million, in our Specialty Carbon Black segment and 2.0%, or €14.6 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. The volume related increase of revenue was offset mainly by negative impacts on revenue in 2016 compared to 2015 resulting from oil price changes of 13.6%, or €151.0 million, and changes in product mix of 1.1%, or €12.0 million. Foreign exchange translation effects had a negative impact of €9.0 million on our revenues due to a stronger U.S. Dollar.
Cost of Sales and Gross Profit
Cost of sales decreased by €99.7 million, or 12.6%, from €791.5 million (€226.9 million in our Specialty Carbon Black segment and €564.6 million in our Rubber Carbon Black segment) in 2015 to €691.8 million (€208.4 million in our Specialty Carbon Black segment and €483.3 million in our Rubber Carbon Black segment) in 2016. The 9.0% increase in volume in 2016 compared to 2015 resulted in an increase of cost of sales of 4.2%, or €28.4 million (10.9%, or €18.5 million, in our Specialty Carbon Black segment and 2.0%, or €9.9 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. This volume-related increase of cost of sales was offset mainly by changes in oil prices of 21.2%, or €142.2 million, reduction in price differentials of 3.2%, or €21.5 million, and a change in product mix of 1.3%, or €8.6 million.
Although revenues of our Specialty Carbon Black segment increased by 1.2%, cost of sales in this segment decreased by (8.1%). This decrease in cost of sales reflects the decline in price differentials incurred in last year and the decline in carbon black oil price and timing impacts associated with lower oil prices. The percentage decrease in cost of sales of our Rubber Carbon Black segment (14.4%) was distinctly higher than the percentage decrease in revenue (11.8%) of that segment. This decrease in cost of sales reflects the effects of the decrease in carbon black oil prices and timing impacts associated with lower oil prices, changes in product mix and foreign currency related decreases on the cost of sales of that segment.
Lower overall revenue as a result of the above mentioned impacts was more than offset by the reduced cost of sales. Gross profit increased by €18.0 million, or 5.6%, from €320.3 million (€154.6 million in our Specialty Carbon Black segment and €165.7 million in our Rubber Carbon Black segment) in 2015 to €338.3 million (€177.4 million in our Specialty Carbon Black segment and €160.9 million in our Rubber Carbon Black segment) in 2016. The 9.0% increase in volume in 2016 compared to 2015 contributed an increase of gross profit of 8.8%, or €28.1 million (15.1%, or €23.4 million, in our Specialty Carbon Black segment and 2.8%, or €4.7 million, in our Rubber Carbon Black segment) in 2016 compared to 2015. The volume related increase of gross profit was accompanied by positive impacts to gross profit mainly resulting from a combination of reduced price differentials and base price improvements.

Selling Expenses
Selling expenses increased by €6.5 million, or 6.0%, from €108.1 million in 2015 to €114.6 million in 2016, mainly due to the increase in volume from 1,035.2 kmt in 2015 to 1,127.9 kmt in 2016.
Research and Development Costs
R&D expenses increased by €1.1 million, from €13.4 million in 2015 to €14.5 million in 2016. This increase is primarily related to the timing of expenditures for individual development of programs.
General Administrative Expenses
General administrative expenses increased by €6.5 million, or 10.4%, from €62.1 million in 2015 to €68.6 million in 2016, due in part to annual salary cost increases and foreign exchange translation effects.
Other Operating Income and Expenses
In 2016, other operating income amounted to €5.9 million and included, among other things, €1.2 million of income from the reversal of provisions. Other operating expenses in 2016 amounted to €13.8 million, comprising primarily €4.1 million of expenses related to the EPA enforcement action (including accrued expenses for penalties and mitigation projects), €2.6 million related to group strategy consulting fees,€1.0 million related to loss on disposal of assets and €0.8 million of currency translation effects.
In 2015, other operating income amounted to €7.5 million and included, among other things, €2.2 million of income from valuation of derivatives. Other operating expenses in 2015 amounted to €21.8 million, comprising primarily €5.0 million of expenses related to the EPA enforcement action (in particular in connection with the evaluation of emission-removal technologies and legal advice), €3.1 million of valuation effects from derivatives, €1.8 million of costs related to implementation of Section 404 compliance, €1.8 million of OECQ related post-acquisition costs, €1.7 million of currency translation effects and €1.5 million related to group strategy consulting fees.
For additional details on other operating income and expenses see notes (7.2) and (7.3) to the audited consolidated financial statements.
Restructuring Expenses
As part of the strategic repositioning of the Rubber business footprint, we concluded consultations with local works council at our Ambès (France) plant to implement a restructuring and down staffing with a cessation of production at the site at the end of 2016. Expenses relating to this restructuring activity totaled €27.9 million comprising cash costs of €15.8 million and non-cash items of €12.1 million (of which €10.3 million relate to impairments of fixed assets).
Operating Result (EBIT)
Operating result decreased by €17.6 million, or 14.4%, from €122.4 million in 2015 to €104.8 million in 2016, mainly driven by our restructuring expenses relating to the strategic repositioning of the Rubber business footprint.

Finance Costs, Net
Finance cost, net amounted to €37.3 million in 2016 compared to €56.2 million in 2015. Finance cost, net in 2016 includes, among others, €29.8 million of regular interest expenses, €3.8 million of amortization of capitalized transaction costs associated with the refinancing, interest expenses related to pension obligations of € 1.5 million and a net income of foreign currency exchange rate revaluation effects of €1.8 million. Finance cost, net in 2015 includes, among others, €36.4 million regular interest expenses, €11.7 million net impact of foreign currency exchange rate revaluation effects and €4.8 million of amortization of capitalized transaction costs associated with the refinancing.
Share of Profit of Associates
Share of profit of associates represents the equity income from our German JV, which was comparable in 2016 and 2015.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and improved by €18.8 million, or 33.7%, from €55.7 million finance expenses in 2015 to €36.9 million finance expenses in 2016, mainly as a result of a swing from foreign currency exchange rate revaluation losses in 2015 into foreign currency exchange rate revaluation gains in 2016, reduced interest expenses following our voluntary debt repayments in 2015 and 2016 and the re-pricing of debt as of September 30, 2016.
Profit or Loss for the Period before Income Taxes
Our profit before taxes in 2016 was €67.9 million, reflecting an improvement of €1.2 million from a profit before taxes of €66.7 million in 2015, despite the effects of expenses related to the strategic repositioning of the Rubber business footprint.
Income Taxes
Income taxes amounted to €23.2 million in 2016 compared to €23.8 million in 2015, reflecting the mix of profit or loss of our subsidiaries across multiple jurisdictions in these periods.
In 2016, the effective tax rate of 34.2% deviated from the expected group rate of 32%. For details regarding this deviation see note (7.6) to the audited consolidated financial statements.
In 2015, the effective tax rate of 35.7% deviated from the expected group rate of 32%. For details regarding this deviation see note (7.6) to the audited consolidated financial statements.
Profit or Loss for the Period
Our profit for the period in 2016 amounted to €44.6 million, an improvement of €1.7 million after a profit of €42.9 million in 2015, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin increased by €30.5 million, or 6.9%, from €438.7 million in 2015 to €469.2 million in 2016, primarily due to increased volumes, some benefit from sales price changes and the effect of the consolidation of OECQ. As a result, Contribution Margin per Metric Ton slightly decreased by 1.9%, from €423.8 per Metric Ton in 2015 to €416.0 per Metric Ton in 2016.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €14.1 million, or 6.7%, from €208.7 million in 2015 to €222.8 million in 2016.

2015 Compared to 2014
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2015	2014
	(in € million)
Revenue	1,111.8	1,318.4
Cost of sales	(791.5)	(1,017.3)
Gross profit	320.3	301.1
Selling expenses	(108.1)	(99.6)
Research and development costs	(13.4)	(13.0)
General and administrative expenses	(62.1)	(54.6)
Other operating income	7.5	4.5
Other operating expenses	(21.8)	(29.9)
Restructuring expenses	0.0	(4.1)
Operating result (EBIT)	122.4	104.3
Finance costs, net(1)	(56.2)	(143.4)
Share of profit or loss of joint ventures	0.5	0.5
Financial result	(55.7)	(142.8)
Profit or (loss) before income taxes	66.7	(38.5)
Income taxes	(23.8)	(17.4)
Profit or (loss) for the period	42.9	(55.9)
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

This revenue decrease was primarily due to contractually indexed sales price declines resulting from pass through of lower feedstock costs and, to a much lesser extent, product mix,which were partially offset by the increased volumes and positive foreign exchange translation effects due to a stronger U.S. Dollar.
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
In 2014, other operating income amounted to €4.4 million and included, among other things, €1.5 million of income from valuation of derivatives and reversals of accruals of €0.6 million. Other operating expenses in 2014 amounted to €29.9 million comprising primarily IPO related expenses of €10.7 million, consulting fees related to Orion strategy of €4.6 million, impairment charges of €3.9 million resulting from the rapid decline in oil prices combined with the cancellation of a particular customer’s contract and valuation of derivatives effects of €3.1 million.
For additional details on other operating income and expenses see notes (7.2) and (7.3) to the audited consolidated financial statements.
Restructuring expenses
Restructuring expenses for the period ended December 31, 2014 totaled €4.1 million and primarily include personnel-related costs and IT-related costs.
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
The table below presents our segment results derived from our audited consolidated financial statements for 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(in € million, unless otherwise indicated)
Specialty Carbon Black
Revenue	385.9	381.5	401.3
Cost of sales	(208.4)	(226.9)	(270.0)
Gross profit	177.4	154.6	131.3
Volume (kmt)(1)	241.8	215.6	203.2
Adjusted EBITDA	136.7	115.0	99.6
Adjusted EBITDA Margin (%)(2)	35.4	30.1	24.8
Rubber Carbon Black
Revenue	644.2	730.3	917.1
Cost of sales	(483.3)	(564.6)	(747.4)
Gross profit	160.9	165.7	169.7
Volume (kmt)(1)	886.1	819.6	787.7
Adjusted EBITDA	86.1	93.7	108.0
Adjusted EBITDA Margin (%)(2)	13.4	12.8	11.8
(1)    Unaudited.
    (2)    Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2016 Compared to 2015
Revenue of the Specialty Carbon Black segment increased by €4.4 million, or 1.2%, from €381.5 million in 2015 to €385.9 million in 2016, primarily due to a increased volumes offset by sales price declines resulting from pass through of lower feedstock costs.
Volume of the Specialty Carbon Black segment increased by 26.2 kmt, or 12.1%, from 215.6 kmt in 2015 to 241.8 kmt in 2016, mainly as a result of increased volumes in all regions, in particular from our North American and the European facilities.
Gross profit of the Specialty Carbon Black segment increased by €22.8 million, or 14.8%, from €154.6 million in 2015 to €177.4 million in 2016, mainly due to higher volumes.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €21.7 million, or 18.8%, from €115.0 million in 2015 to €136.7 million in 2016, in line with gross profit development.
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
Rubber Carbon Black
2016 Compared to 2015
Revenue of the Rubber Carbon Black segment decreased by €86.1 million, or 11.8%, from €730.3 million in 2015 to €644.2 million in 2016, primarily due to a decrease in contractually indexed sales prices resulting from the pass through of lower feedstock costs. A change in product mix and negative foreign exchange effects were offset by additional revenue from OECQ and base price increases.
Volume of the Rubber Carbon Black segment increased by 66.5 kmt, or 8.1%, from 819.6 kmt in 2015 to 886.1 kmt in 2016 mainly due to higher demand in Europe, South America and Korea. OECQ contributed an additional 49.8 kmt in China.
Gross profit of the Rubber Carbon Black segment decreased by €4.8 million, or 2.9%, from €165.7 million in 2015 to €160.9 million in 2016, with unfavorable feedstock effects, declines in production efficiency and negative foreign exchange effects offsetting the positive impact of OECQ.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €7.6 million, or 8.1%, from €93.7 million in 2015 to €86.1 million in 2016, due to development of gross profit and the impact on below gross profit costs associated with OECQ.
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

B.	Liquidity and Capital Resources
Historical Cash Flows
The tables below present our historical cash flows derived from our audited consolidated financial statements for 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(in € million)
Cash flows from operating activities	199.2	214.4	172.4
Cash flows from (used in) investing activities	(62.2)	(74.8)	(64.5)
Cash flows used in financing activities	(130.4)	(143.5)	(110.0)

Cash and cash equivalents at the end of the period	73.9	65.3	70.5
2016
Cash inflows from operating activities in 2016 amounted to €199.2 million and consisted of a consolidated profit for the period of €44.6 million, adjustments primarily for depreciation of €88.7 million and income taxes of €23.2 million, cash inflows from Net Working Capital of €7.6 million and the exclusion of net financing costs of €37.3 million.
Cash outflows from investing activities in 2016 amounted to €62.2 million, comprising €64.3 million for capital expenditure projects mainly related to preservation and overhaul projects offset by the receipt of cash indemnifications of €2.1 million in connection with the acquisition of OECQ (cash outflows related to OECQ in 2015 were €27.9 million of cash paid less acquired cash of €4.7 million).
Cash outflows from financing activities in 2016 amounted to €130.4 million. €47.4 million were used for repayments of borrowing, of which €40.1 million were paid as voluntary redemption of our Term Loan. €42.6 million were used for regular interest payments and other finance costs and €40.0 million for dividend payments.
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

	As of December 31,
	2016	2015	2014
Inventories	114.4	105.1	125.3
Trade receivables	190.5	172.1	199.5
Trade payables	(122.9)	(94.2)	(105.1)

Net Working Capital	181.9	183.0	219.7
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2016 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19 to €21 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital gradually declined from €183.0 million as of December 31, 2015 to €181.9 million as of December 31, 2016 primarily due to a further decline in oil-prices and due to a continued strong focus of our management on the optimization of Net Working Capital since the Acquisition, including our efforts to adjust inventory to the minimal required levels, shortening the time between production and shipment of product to customers, focusing on timely cash collections with respect to accounts receivable and extending payment terms with respect to accounts payable. If oil-prices recover to 2014 levels we may need considerable amounts to serve our Net Working Capital requirements.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Our Capital Expenditures amounted to €64.5 million in 2014, €51.5 million in 2015 and €64.3 million in 2016. We plan to finance our Capital Expenditures with cash generated by our operating activities.
While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in the summer of 2013. We also completed a number of debottlenecking and production expansion projects globally, in both the Specialty and Rubber segments. We estimate that our maintenance Capital Expenditure requirements will be approximately €20 million to €25 million per year. We currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.
Capital Expenditures in 2016 amounted to €64.3 million and were mainly composed of mainly of preservation and overhaul projects.

Capital Expenditures in 2015 amounted to €51.5 million and were mainly composed of mainly of preservation and overhaul projects.
Capital Expenditures in 2014 amounted to €64.5 million consisting mainly of preservation and overhaul projects of €40.3 million, rationalization projects of €12.3 million and €6.5 million for expansions. 46% of our capital expenditures were spent in the Americas, 39% in Europe and 15% in Asia.

C.	Research and Development, Patents and Licenses, Etc.
See Item 4. Information on the Company—B. Business Overview—Innovation.

D.	Trend Information
See Item 4. Information on the Company—B. Business Overview.

E.	Off-Balance Sheet Arrangements
As of December 31, 2016, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2016.

	less than 1 year	1-3 years	3-5 years	more than 5 years	total

Long-term debt obligations(1)	51.2	66.4	636.9	—	754.5
Revolving Credit Facility(2)	—	—	—	—	—
Term Loan(3)	26.9	14.8	588.9	—	630.6
Interest expense on long-term debt(4)	24.3	51.6	48.0	—	123.9
Purchase commitments(5)	147.9	143.3	83.8	38.4	413.4
Operating leases	4.1	5.6	4.7	6.2	20.6
Total contractual obligations(6)	203.1	215.3	725.4	44.6	1,188.4

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)
Represents the obligation under the Revolving Credit Facility. As of December 31, 2016, there were no cash amounts drawn under our Revolving Credit Facility of €115.0 million, however, €15.0 million of the capacity was utilized for guarantees.

(3)
Represents the Term Loans and includes the outstanding principal amount of $292.0 million which has been translated at an assumed exchange rate at the maturity date of $1.0541 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Term Loan have been translated applying the same exchange rate. The amounts presented include a voluntary repayment of €20.0 million made in January 2017.

(4)	Represents interest expenses related to indebtedness from our Term Loans, assuming future interest based on a forward rate assumption.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)
This amount does not reflect the Company’s obligations under its existing pension arrangements, which as of December 31, 2016 amounted to €55 million. See note 8.8 Pension provisions and post-retirement benefits to the audited financial statements included elsewhere herein.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices or other factors (such as our ownership structure). As at December 31, 2016 Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG of EUR 547k that is unchanged compared to prior year; one bill of lading (“Konnossement”) with a volume of EUR 44k issued by Commerzbank AG; one guarantee with a total volume of EUR 547k issued by Atradius Credit Insurance N.V. (in prior year three guarantees with a total volume of EUR 7,580k issued by Atradius Credit Insurance N.V.); three guarantees issued by Euler Hermes S.A. with a total volume of EUR 14,598k (in prior year three guarantees by Euler Hermes S.A. of EUR 14,598k); two guarantees issued by Coface S.A. of EUR 3,000k; one guarantee issued by Banca Popolare di Milano S. p.A of EUR 8,041k (in prior year one guarantee issued by Banca Popolare di Milano S.p.A of EUR 8,041k); one guarantee insurance issued by Deutsche Bank AG with a volume of EUR 2,000k (in prior year one guarantee issued by HSBC AG with a volume of EUR 2,000k). Also, there is one cash collateral provided by Norcarb Engineered Carbons AB of EUR 31k. None of these guarantees reduce the possible utilization limit of the current RCF.

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
Directors
Our Board of Directors consists of the following nine members.

Name	Age	Years in Office	Title
Dan F. Smith	70	2	Chairman of the Board
Claus von Hermann	42	2	Director
Paul Huck	67	2	Director
Martin Huth	53	2	Director
Romeo Kreinberg	66	2	Director
Didier Miraton	58	2	Director
Andrew Sweet	45	2	Director
Eytan Tigay	49	2	Director
Hans-Dietrich Winkhaus	79	2	Director
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

Paul Huck. Mr. Huck previously served for nine years as the chief financial officer and senior vice president of Air Products and Chemicals, Inc., a global $10 billion industrial gas and chemical company. Prior to this he served for ten years at Air Products and Chemicals as a vice president and corporate controller. He served as a director of NewPage Corporation and as a member of NewPage’s audit committee from 2012 until its sale in 2015. He also is a director of AdvanSix Inc. and its chairman of their audit committee and a member of their nominating and governance committee since 2011. In addition, he serves on the boards of numerous charities. Mr. Huck holds a B.S. in mathematics from the United States Naval Academy and an MBA from the Johnson Graduate School of Management at Cornell University.
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
Didier Miraton. Mr. Miraton does not serve in executive positions anymore and is now exclusively focusing on teaching, advising and serves in board positions. He is the former chief executive officer of Almérys SA, a French information technology company operating in the health insurance data sphere and the chief executive officer of Global Services Santé. Previously he served as former chief executive officer of the Laboratoires Pierre Fabre, a leading French pharmaceutical company. He also served as a managing partner of the Compagnie Generale des Etablissements Michelin SCA from May 11, 2007 to June 30, 2011. During his time at Michelin, Mr. Miraton also acted as president of Michelin’s worldwide Research & Technology group and was a member of the Michelin Group Executive Council. Mr. Miraton has been an independent director of Vilmorin Clause & Cie SA since November 2007. He holds a civil engineering degree from the École Nationale des Ponts-et-Chaussées.
Dan F. Smith. Mr. Smith serves as chairman of the board of Kraton, Inc. He is also a director of Nexeo Solutions, Inc. During the past five years, Mr. Smith served on the board of directors of Cooper Industries plc. He began his career with ARCO (Atlantic Richfield Company) in 1968 as an engineer. He was elected president of Lyondell Chemical Company in August 1994, chief executive officer in December 1996 and chairman of the board of directors in May 2007. Mr. Smith retired in December 2007 as chairman, president and chief executive officer of Lyondell Chemical Company following the acquisition of Lyondell by Basell. Mr. Smith also serves as a member of the College of Engineering Advisory Council at Lamar University. Mr. Smith is a graduate of Lamar University with a B.S. degree in chemical engineering.
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
Hans-Dietrich Winkhaus. Mr.Winkhaus previously served as Chief Executive Officer of Henkel KGaA. He served also as Chairman of the Board of Deutsche Telekom AG and Schwarz Pharma AG. He was a board member at Lufthansa AG, ERGO AG and Degussa AG. Mr. Winkhaus studied Business Administration at and received a Ph.D. from Ludwig Maximilian University, Munich.

Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age	Title
Jack Clem	63	Chief Executive Officer (“CEO”)
Charles Herlinger	61	Chief Financial Officer (“CFO”)
Erik Thiry	46	Senior Vice President—Business Line Rubber Carbon Blank and Business Development
Claudine Mollenkopf	49	Senior Vice President—Business Line Specialty Carbon Black
Lixing Min	56	Senior Vice President and General Manager—Asia Pacific Region
David Deters	51	Senior Vice President Innovation
Mark Peters	58	Senior Vice President and General Manager Americas
Christian Eggert	43	General Counsel—Global and Head of Group Legal
Jeffrey Malenky	61	Senior Vice President—Global Human Resources
Michael Reers	48	Vice President and Group Controller
André Schulze Isfort	42	Chief Accounting Officer—Head of Consolidation & Reporting
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
Erik Thiry. Mr. Thiry has been the Senior Vice President—Business Line Rubber Carbon Black since September 2015 and prior to that served as Senior Vice President—Business Development. He has been a member of the executive management team since May 2012. He has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm. Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.
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
David Deters. David Deters has been the Senior Vice President—Innovation and a member of the executive management team since August 2015. He has over 30 years of global experience within coatings, printing inks and specialty chemical sectors. Prior to joining Orion, he held executive management positions at Hempel as GVP R&D and Marine Marketing and King Industries as VPGM Specialty Chemicals. He worked for 20 years at DuPont holding various Technical Director and Global Product Management positions throughout the world. Mr. Deters holds a Bachelor of Science Degree in Engineering from Michigan State University.

Mark Peters. Mark Peters has been Senior Vice President and General Manager—Americas since July 2015. He has over 29 years of experience in the chemical industry, including roles in manufacturing and business development. Mr. Peters holds a Bachelor of Science Degree in Chemical Engineering from Mississippi State University.
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
Jeffrey Malenky. Mr. Malenky has been Senior Vice President—Global Human Resources since July 29, 2011 and joined Evonik in 1996. He has over 30 years of experience in human resources, including a position of vice president human resources at Evonik in the United States. Mr. Malenky holds a bachelor’s degree in liberal arts from St. Vincent College, juris doctor and master’s degrees in business administration from the University of Pittsburgh. Mr. Malenky is admitted to the practice of law in the Commonwealth of Pennsylvania.
Michael Reers. Mr. Reers has been Vice President and Group Controller since September 1, 2012. He has over 19 years of broad experience in different industries and served in several financial positions such as chief financial officer, controller or head of corporate accounting/controlling. Before joining Orion, he was responsible for all finance aspects in Europe and Asia at BELFOR in Duisburg/Germany and prior to that served in different financial positions at Danaher Corporation, a U.S. public listed company. Mr. Reers holds a master’s degree in business administration from the University of Münster.

André Schulze Isfort. André Schulze Isfort has been Head of Consolidation & Reporting since August 15, 2011, also serving as Chief Accounting Officer. He has almost 10 years of experience in the chemical industry including as head of a restructuring project and as head of internal audit. Prior to joining the industry he worked for 5 years at Deloitte. Mr. Schulze Isfort holds a master’s degree in business administration from the University of Applied Science of Münster.

B.	Compensation
Executive Compensation
For 2016, our current Executive Officers, each of whom is named in the table above under “Senior Management,” received total aggregate compensation of €9.5 million which included base salary, annual cash bonus, other benefits, and amounts set aside or accrued to provide pension, retirement or similar benefits of €0.4 million and €2.7 million accrued expenses related to the share-based payment program. In determining the foregoing aggregate amounts, compensation amounts paid to certain of our Executive Officers in currencies other than the Euro were converted using the average conversion rate from the applicable currency to the Euro over 2016.

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
As of December 31, 2016, we had 1,460 employees and approximately 336 contractors in our wholly-owned entities.
The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures.

	As of December 31,
	2016	2015	2014
By Activity
Production	1,198	1,176	1,000
Sales and marketing	279	291	231
General and administration	228	228	206
Research and development	91	86	82

Total	1,796	1,781	1,519
Contractors	336	254	177
Internal Employees	1,460	1,527	1,342

By Country
Germany	514	522	511
The rest of Europe/Middle East	206	249	235
North America	319	320	320
South Korea	309	276	286
China	260	275	28
South Africa	110	59	59
Brazil	63	64	64
The rest of Asia-Pacific	7	5	4
Japan	8	11	12

Total	1,796	1,781	1,519
Contractors	336	254	177
Internal Employees	1,460	1,527	1,342
Labor Relations
We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004, when strikes occurred at the Ambès (France) plant in connection with salary negotiations and a strike in connection with the Ambès (France) closure in 2016.
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
To our knowledge, the total number of common shares of the Company owned by our directors and executive officers as of February 23, 2017 was 2,038,501, which represents 3.44% of our issued and outstanding shares. 2,024,501 of these shares are held through our directors’ and officers’ indirect ownership interest in Luxco Coinvest (as described below). The following table provides information regarding share ownership by our officers and directors.

Directors:	Number of Common Shares Held	Percentage of Common Shares Outstanding
Directors collectively (9 persons)(1)	314,000	*

Executive Officers:
Jack Clem	612,500	1.03%
Christian Eggert	*	*
Charles Herlinger	612,500	1.03%
Jeffrey Malenky	*	*
Lixing Min	*	*
Claudine Mollenkopf	*	*
Michael Reers	*	*
André Schulze Isfort	*	*
Erik Thiry	*	*
Executive Officers collectively (9 persons)	1,715,501	2.89%
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
The following table shows the ownership of the Company’s common shares (or share capital) by Kinove Holdings and Luxco Coinvest, as the direct owners, and by the Principal Shareholders, the ADIA Investor and the Management Investors, through their respective indirect ownership interests in Kinove Holdings or Luxco Coinvest, as applicable. The following table also provides this ownership information for our directors and executive officers. The following tables are presented as of February 23, 2017, at which date we had 59,320,214 common shares outstanding and 314,912 common shares that have been repurchased by us pursuant to a share repurchase plan in 2016.

Direct Owners	Number	Percent
Kinove Holdings	34,156,282	57.58%
Luxco Coinvest(1)	5,978,844	10.08%
Public Shareholders	19,185,088	32.34%
Total	59,320,214	100.00%

Indirect Owners	Number	Percent
Rhône Investors(2)	16,352,039	27.57%
Triton Investors(3)	16,352,039	27.57%
ADIA Investor(4)	3,999,434	6.74%
Management Investors (collectively)(5)	3,431,614	5.78%
Total	40,135,126	67.66%
Totals may not sum due to rounding.

(1)	Includes 5.78% attributable to shares of Luxco Coinvest held by the Management Investors and 4.29% attributable to shares of Luxco Coinvest held by Kinove Holdings.

(2)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(3)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(4)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest.

(5)
Reflects pro rata indirect interest in the Company’s common shares. Members of the Company’s management (the “Management Investors”) hold no common shares of the Company but do, as a result of investing in the CIP, hold a 5.78% indirect economic interest in us through ownership of shares in Luxco Coinvest. While the Management Investors collectively hold approximately 57.4% of the shares in Luxco Coinvest, the business and affairs of Luxco Coinvest are managed by Kinove Holdings, which also holds the remainder of its shares. Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of interests in Luxco Coinvest. For the purpose of this table, references to the Management Investors and their indirect share ownership include these two directors and their indirect share ownership.

(6)
As of February 23, 2017, we had 59,320,214 common shares outstanding and 314,912 common shares that have been repurchased by the Company pursuant to a share repurchase plan entered into by the Company in January 2016.

Each common share carries one vote. As of February 23, 2017, there were four holders of record of our common shares (including the Company as holder of repurchased common shares), only one of which has a U.S. mailing address - CEDE & Co., a nominee company, which held approximately 32.3% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.

B. Related Party Transactions
On July 25, 2014 Orion discharged its fully subordinated shareholder loan issued in form of PECs to Kinove Holdings. In 2014 effective interest expenses of EUR 17,907k were recognized. Accrued yields of EUR 14,954k for period August 1, 2013 until January 31, 2014 were paid on February 3, 2014. Yields of EUR 14,301k up to discharge date were paid as part of a cash settlement of USD 110 million on July 25, 2014. Of the remaining amount of B PECS after this payment (USD 285.9 million), EUR 15.9 million was contributed into subscribed capital and the remaining EUR 196.4 million was treated as an equity contribution. We refer to section (7.11(c)) for further details.
As of December 31, 2016 we had no liabilities to shareholders.
Orion received advisory services from certain entities of the Principal Shareholders up to July 25, 2014 under a consulting and support agreement. The consulting and support agreement has been terminated in connection with the initial public offering.
Since the beginning of 2012, certain members of the board and senior management (the “co-invested managers”) have acquired shares on the basis of a co-investment program (the “CIP”) of Luxco Coinvest which holds approximately 10% of the shares in the Company.
The CIP qualifies as an equity settled share-based payment plan because the terms and conditions under which the co-invested managers acquired the shares include defined lock-up periods and neither the Company nor any other Orion entity have an obligation to settle the share-based payment.
As at December 31, 2016, the co-invested managers indirectly held 4.7% of the shares in the Company. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in the Company as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Consequentially, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Remuneration paid to corporate management and other members of management amounted to €9.5 million in 2016 and except for contributions into pension scheme benefits comprised short-term benefits. For detailed information regarding compensation, including social security costs, pension expenses and other personnel see note (10.4) Related parties to the consolidated financial statements.
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 52,194k in 2016 (58,368k and EUR 81,800k for 2015 and 2014 EUR, respectively). Payables to DGW amount to EUR 10,353k at year end (Prior year: EUR 8,296k). Sales and service provided to DGW were not material in 2016 and 2015 and amounted to EUR 2,202k in 2014. Receivables at December 31, 2015 and 2014 were nil.
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
During the fiscal year 2016, our board of directors declared dividends of €0.67 per common share, equivalent to a total distribution of €40 million. The dividends were paid in quarterly installments of €10 million each. Luxembourg withholding tax at a rate of 15% was deducted from the dividends, subject to certain exemptions and reductions in certain circumstances.

B.	Significant Changes
Except as otherwise disclosed in this report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details
The Company’s common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “OEC.” Trading on the NYSE began on July 25, 2014. As of February 23, 2017, a total of 59,635,126 common shares were registered in the Company’s shareholder register of which 314,912 common shares have been repurchased by the company pursuant to a share repurchase plan in 2016.
On February 22, 2017, the closing price for the Company’s common shares reported by the NYSE was $20.95.
The following tables set forth, for the periods indicated, the high and low of quoted closing prices for the Company’s common shares as reported by the NYSE.

Fiscal year ended December 31,	High	Low
2016	$20.45	$10.87
2015	$21.06	$9.69
2014(1)	$18.40	$12.60
Fiscal quarter ended
December 31, 2016	$20.45	$18.03
September 30, 2016	$19.20	$15.44
June 30, 2016	$16.71	$13.56
March 31, 2016	$14.19	$10.87
December 31, 2015	$15.51	$9.69
September 30, 2015	$19.68	$13.47
June 30, 2015	$21.06	$17.66
March 31, 2015	$19.20	$15.88
December 31, 2014	$18.09	$12.60
September 30, 2014(1)	$18.40	$15.87
Most recent six months
January 2017	$21.10	$18.95
December 2016	$20.45	$18.7
November 2016	$13.25	$9.69
October 2016	$14.34	$12.27
September 2016	$15.51	$13.00
August 2016	$16.44	$13.47
(1) Since beginning of trading on July 25, 2014

B.	Plan of Distribution
Not applicable.

C.	Markets
See “—A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association
Information relating to our Articles of Association is incorporated by reference to the Registration Statement on Form F-1 (File No. 333-196593), as filed with the SEC on July 21, 2014.

On August 23, 2016, certain amendments to the Luxembourg Company Law, as amended (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée) (the “Luxembourg Company Law”), entered into force. The purpose of the of the amendments was to increase the flexibility and legal certainty of certain Luxembourg corporate law concepts. The amendments are therefore rather technical and cover a wide range of areas, including the creation of new type of companies, clarifications on non-voting agreements and non-voting shares and the creation of a new liquidation regime. One change that applies to the Company relates to the provisions on the publication of convening notices for general meetings, which have been simplified to require that the convening notice be filed with the Luxembourg Trade and Companies Register and published once in the Luxembourg electronic platform and in one Luxembourg newspaper, at least 15 days before the meeting.

Companies incorporated before the entry into force of the amendments, including the Company, remain subject to the existing regime of the Luxembourg Company Law for a transitional period of 24 months (i.e., until 23 August 2018). The Company has not yet taken any actions to amend its article articles of association to reflect the changes effected by the amendments. Such adjustments will need to be submitted to the general meeting of shareholders for approval before August 23, 2018. In the absence of shareholder resolutions to amend the articles of association of the Company, the mandatory provisions of the amended Luxembourg Company Law will apply to the Company by default.

C.	Material Contracts
Registration Rights Agreement
We are party to a registration rights agreement with Kinove Holdings and Luxco Conivest, pursuant to which Kinove Holdings is able to require us, subject to certain limitations, to file one or more registration statements with the SEC covering the public resale of common shares beneficially owned by Kinove Holdings. Luxco Coinvest will be able to join registrations pursuant to a demand made by Kinove Holdings. In connection with the registration rights agreement, we filed a shelf registration statement on Form F-3, which was declared effective on April 1, 2016.
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
Credit Agreement
We are party to the Credit Agreement with, among others, Goldman Sachs Bank USA, as administrative agent, Goldman Sachs Bank USA and UBS Securities LLC, as joint global coordinators and joint bookrunners, Barclays Capital, J.P. Morgan Limited, J.P. Morgan Chase Bank, N.A., and Morgan Stanley Bank, N.A. as joint bookrunners and DZ Bank AG, Fifth Third Bank, HSBC Bank N.A. and Mediobanca S.p.A as mandated lead arrangers. The borrowers under the Credit Agreement are be Orion Engineered Carbons GmbH and a U.S. subsidiary, which are indirect subsidiaries of the Company.
The Credit Agreement consists of (i) senior secured term loans of €665 million (399 million denominated in Euros and 358 million denominated in U.S. Dollars, determined based on the exchange rate at the time), having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 4.00%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the Credit Agreement and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, having a final maturity in 2019 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 1.00%) plus 3.00%, subject to downward adjustment. Effective September 30, 2016, we repriced the annual interest rate on our senior secured term loans to LIBOR/EURIBOR (minimum 0.75%) plus 3.00%, subject to further downward adjustments based on our leverage ratio.
Borrowings under the Credit Agreement accrue interest, at our option, at a rate equal to the applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) the LIBOR rate for the interest period relevant to such borrowing. The applicable margins are subject to step-down upon the achievement of specified first lien net leverage ratios, subject, in the case of the Term Loans, to specified base-rate and LIBOR floors. In addition, we are required to pay a commitment fee equal to 40% of the applicable interest rate then in effect to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder.
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

The obligations under the Credit Agreement are unconditionally guaranteed by certain parent companies of the borrowers, including the Company, and, subject to certain exceptions, each of the borrowers’ existing and future material wholly-owned subsidiaries. In addition, the Credit Agreement is collateralized by first priority or equivalent security interests, subject to certain exceptions and qualifications, in (i) all the capital stock of, or other equity interests in, the borrowers and each of the borrowers’ and guarantors’ material direct or indirect wholly-owned restricted subsidiaries, and (ii) certain tangible and intangible assets of the borrowers and the guarantors.
The Credit Agreement contains a number of significant affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries to incur additional indebtedness and make guarantees; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; make fundamental changes; pay dividends and distributions or repurchase our capital stock; make investments, loans and advances, including acquisitions; engage in certain transactions with affiliates; make changes in the nature of their business; and make prepayments of junior debt or permitted subordinated unsecured debt. The borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries are also required to maintain a maximum first lien net leverage ratio if borrowings under the New Revolving Credit Facility exceed a certain threshold.

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
Luxembourg Taxation of Common Shares
The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this report. It does not purport to be a comprehensive description of all the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to any offerings of our common stock and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this report and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position. Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably applies to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Income Tax
Profits of the Company are as a general rule subject to corporate income tax (impôt sur le revenu des collectivités – ‘‘CIT’’) and municipal business tax (impôt commercial communal –‘‘MBT’’). The tax profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective rate of 20.33% in 2017 and 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which a company is located and amounts to 6.75% (in Luxembourg-city). The maximum aggregate CIT and MBT rate consequently amounts to 27.08% in 2017 and 26.01% as from 2018 (in Luxembourg-city).
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
Dividends, liquidation proceeds and capital gains may however be tax exempt if the conditions of the participation exemption regime, as described below, are satisfied. If these conditions are not met, under current Luxembourg tax laws, 50% of the gross amount of dividends (excluding liquidation proceeds) received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by Article 2 of the amended Council Directive 2011/96/EU of November 30, 2016 (the “EU Parent-Subsidiary Directive”) are exempt from income tax.
Under the participation exemption regime, dividends derived by the Company from its shareholdings may be exempt from income tax if at the time the dividend is made available, (i) the distributing entity is a qualified subsidiary (“Qualified Subsidiary”) i.e. a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), a company covered by Article 2 of the Parent-Subsidiary Directive or a non-resident company limited by share capital (société de capitaux) liable in its country of residence to a tax corresponding to Luxembourg CIT and (ii) the Company has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of the share capital of the distributing entity or a direct participation of an acquisition price of at least €1.2 million (“Qualified Shareholding”). According to the administrative practice of the Luxembourg tax administration, a foreign tax is generally considered comparable to Luxembourg CIT if it is levied at a rate of at least 9.5% in 2017 and 9% as from 2018 on a taxable base that is similar to the basis used for Luxembourg CIT purposes. Liquidation proceeds are assimilated to dividends received and may be exempt under the same conditions. Participations held through a tax transparent entity are considered as being direct participations proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realised by the Company on its shareholdings in eligible entities (as defined above) may be exempt from income tax if the above mentioned conditions are met, except that, if the 10% threshold condition is not met, the acquisition price must be of at least €6 million for capital gains purposes. Taxable gains are determined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.
Tax treaties signed by Luxembourg can further broaden the scope of the participation exemption regime.
Net Worth Tax
The Company is subject to Luxembourg net worth tax on its net assets as determined for net wealth tax purposes. Net worth tax is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net worth is referred to as the unitary value (valeur unitaire), as generally determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from net worth tax.
As from 1 January 2016, a minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total gross assets and €350,000, the MNWT is set at €4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the €4,815 MNWT, the MNWT ranges from €535 to €32,100, depending on the company’s total gross assets.
Other taxes
The incorporation of the Company through a contribution in cash to its share capital as well as further share capital increase or any other amendment to the articles of incorporation of the Company are subject to a fixed registration duty of €75.
Withholding Tax
Dividends paid by the Company to its shareholders are generally subject to a 15% withholding tax in Luxembourg. A corresponding tax credit may be granted to the shareholders in the countries of their residence based on their local applicable legislation.
Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If the Company and a U.S. relevant holder are eligible for the benefits of the Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a qualified resident company as defined in Article 24 of the Treaty that owns at least 10% of the Company's voting stock.
A withholding tax exemption applies under the participation exemption regime if cumulatively (i) the shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding. Holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in a Member State of the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg CIT or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is subject to corporate income tax in Switzerland without benefiting from an exemption.
No withholding tax is levied on capital gains and liquidation proceeds.
Non-Luxembourg holders of the shares who have neither a permanent establishment, nor a permanent representative in Luxembourg to which or whom the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.
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
Luxembourg Resident Companies Benefiting from a Special Tax Regime
A shareholder which is a Luxembourg resident company benefiting from a special tax regime, such as (i) an undertaking for collective investment (“UCI”) governed by the amended law of December 17, 2010, (ii) a specialized investment fund (“SIF”) governed by the amended law of February 13, 2007 or (iii) a family wealth management company governed by the amended law of May 11, 2007, or (iv) a reserved alternative investment fund (“RAIF”) treated as a SIF for Luxembourg tax purposes and governed by the law of July 23, 2016 is exempt from income tax in Luxembourg. Dividends and capital gains derived from the common shares are thus not subject to Luxembourg income tax in their hands.
Luxembourg Non-Resident Shareholders

Non-resident shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the common shares are attributable, are not liable to any Luxembourg income tax, whether they receive payments of dividends or realize capital gains on the disposal of the common shares, except capital gains realized on a substantial participation before the acquisition or within the first 6 months of the acquisition thereof, that are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of any relevant double tax treaty), or capital gains realized by a shareholder who has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period).
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
Net Worth Tax
Luxembourg Shareholders
Luxembourg resident shareholders, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which or whom the common shares are attributable, are subject to Luxembourg net wealth tax on such common shares, except if the shareholder is (i) a resident or non-resident individual taxpayer, (ii) a UCI governed by the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a SIF governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the amended law of May 11, 2007, (vii) a professional pension institution governed by the amended law of July 13, 2005, or (viii) a RAIF governed by the law of July 23, 2016. However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law dated July 13, 2005 and (iv) a RAIF treated as a venture capital vehicle for Luxembourg tax purposes and governed by the law of July 23, 2016 remain subject to MNWT.
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt from Luxembourg net worth tax.
Non-Luxembourg Shareholders
Luxembourg net wealth tax will not be levied on a non-Luxembourg shareholder with respect to the common shares held unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.
Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable to shareholders upon the acquisition, holding or disposal of the shares. However, a fixed registration duty of €12 may be due upon registration of the shares in Luxembourg in the case of a registration of the shares on a voluntary basis.
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
We are subject to the reporting requirements of the Exchange Act, as applied to foreign private issuer. We furnish or file quarterly financial information to the SEC on Form 6-K and file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. Any documents filed or furnished by the Company may be read or copied at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
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
The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2016 assuming that all other variables remain unchanged. For example changes in USD/EUR currency rate would have an impact on our interest exposure and vice versa. Changes in interest rates would also have a related impact on our foreign currency (USD) exposure. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the New Revolving Credit Facilities was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2016 is as follows:

	December 31, 2016
	in EUR million
	Increase by 0.50%	Decrease by 0.50%
Increase (decrease) in the interest expense	1.0	(0.6)
Increase (decrease) in income before taxes	(1.0)	0.6
Increase (decrease) in equity (Cash flow hedge reserve)	0.2	—
Increase (decrease) in total comprehensive income before taxes	(0.8)	0.6

Currency Risk
Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar-denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.
The table below shows the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the outstanding amount and the interest for the U.S. Dollar-denominated Term Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2016 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

Period ended December 31, 2016 (1)
In EUR k	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%
in EUR million
FX gain / (FX loss) in finance result	10.4	(12.8)
Increase (decrease) in income before taxes	10.4	(12.8)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	15.5	(19.0)
Increase (decrease) in total comprehensive income before taxes	26.0	(31.7)
(1) Euro/U.S. Dollar exchange rate as of December 31, 2016: 1.0541
Commodity Risk
Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly in past years and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010, to a peak of $127 per barrel in April 2011, and then declined to $110 per barrel by the end of December 2013, dropped sharply to $60 in December 2014 and further declined to $30 per barrel by end of December 2015. At December 2016 the price per barrel was at $54 per barrel. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials (volumes of 75% in the Rubber Carbon Black segment and volumes of approximately 80kmt in the Specialty Carbon Black segment in 2016).

Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that our contracts have enabled us to generally maintain our Segment Adjusted EBITDA Margins since the Acquisition. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. Beginning in 2016 we entered into limited short term commodity derivatives for a specific carbon black oil grade. We also have short-term non-indexed contracts covering approximately 25% of volumes in the Rubber Carbon Black segment and volumes exceeding 80 kmt in the Specialty Carbon Black segment in 2016. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.
Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out, under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act as of December 31, 2016. Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2016, our disclosure controls and procedures are effective in ensuring that material information that is required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management conducted its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.
Attestation Report of the Independent Registered Public Accounting Firm
The Company’s independent registered public accounting firm, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, has issued their attestation report on management’s internal control over financial reporting which is set forth in Item 18 of this form.
Changes in Control over Financial Reporting
During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Following the acquisition of OECQ by end of 2015, the entity is now fully integrated in our system of internal control over financial reporting.
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
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has served as our principal independent public auditor for the years 2016 and 2015 for which audited Consolidated Financial Statements appear in this report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and affiliates for providing audit and other professional services in each of the last two years:

(in € millions)	2016	2015
Audit fees	1.7	1.8
Audit-related fees	—	—
Tax fees	0.3	0.6
All other fees	—	—
Total	2.0	2.4
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
A total of 314,912 common shares have been repurchased by the Company pursuant to a share repurchase plan in 2016.

The following table sets forth the numbers and average prices of the shares repurchased during the fiscal year 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Maximum approximate Dollar Value of shares that may yet be purchased under Program(1)
January 1, 2016 – January 31, 2016	104,438	$11.1647	$18,833,978
February 1, 2016 – February 29, 2016	199,874	$12.3170	$16,372,123
March 1, 2016 – March 31, 2016	10,600	$12.9293	$16,235,072
Total	314,912	$11.9555	$16,235,072
(1) The term of the repurchase plan has expired. Accordingly, no additional shares may be purchased under the plan.

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

Item 18. Financial Statements
See page F-1 of this report.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at December 31, 2016 and for the three years ended December 31, 2016

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated income statements of Orion Engineered Carbons S.A. for the three years ended December 31, 2016	F-4

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A. for the three years ended December 31, 2016	F-5

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2016 and 2015	F-6

Consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three years ended December 31, 2016	F-7

Consolidated statements of changes in equity of Orion Engineered Carbons S.A. for the three years ended December 31, 2016	F-8

Notes to the consolidated financial statements of Orion Engineered Carbons S.A., as at December 31, 2016 and 2015 and for the three years ended December 31, 2016	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Orion Engineered Carbons S.A.

We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons S.A and subsidiaries as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orion Engineered Carbons S.A. and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Orion Engineered Carbons S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2017 expressed an unqualified opinion thereon.

/s/Tobias Schlebusch /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Cologne, Germany
February 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Orion Engineered Carbons, S.A.

We have audited Orion Engineered Carbons S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Orion Engineered Carbons S.A. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Orion Engineered Carbons S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Orion Engineered Carbons S.A and subsidiaries as of December 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 and our report dated February 23, 2017 expressed an unqualified opinion thereon.
/s/Tobias Schlebusch /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Cologne, Germany
February 23, 2017

Consolidated income statements of Orion Engineered Carbons S.A.
for the three years ended December 31, 2016

		2016	2015	2014

	Note	In EUR k	In EUR k	In EUR k

Revenue	(7.1)	1,030,094	1,111,776	1,318,399
Cost of sales		(691,784)	(791,467)	(1,017,342)
Gross profit		338,310	320,309	301,057

Selling expenses		(114,553)	(108,100)	(99,642)
Research and development costs		(14,530)	(13,404)	(12,953)
General and administrative expenses		(68,560)	(62,107)	(54,602)
Other operating income	(7.2)	5,862	7,456	4,452
Other operating expenses	(7.3)	(13,817)	(21,761)	(29,912)
Restructuring expenses	(7.4)	(27,920)	—	(4,082)
Operating result (EBIT)		104,792	122,393	104,318
Finance income	(7.5)	25,145	17,275	39,342
Finance costs	(7.5)	(62,490)	(73,448)	(182,695)
Share of profit or loss of joint ventures		419	492	520
Financial result		(36,926)	(55,681)	(142,833)
Profit or (loss) before income taxes		67,866	66,712	(38,515)
Income taxes	(7.6)	(23,240)	(23,838)	(17,424)
Profit or (loss) for the period		44,626	42,874	(55,939)

Earnings per share (EUR per share), basic	(7.9)	0.75	0.72	(1.11)
Weighted average shares, basic (in thousand of shares)		59,353	59,635	50,471
Earnings per share (EUR per share), diluted		0.74	0.72	(1.11)
Weighted average shares, diluted (in thousand of shares)		60,154	59,830	50,471

Consolidated statement of comprehensive income of Orion Engineered Carbons S.A.
for the three years ended December 31, 2016

	Note	2016	2015	2014

		In EUR k	In EUR k	In EUR k

Profit or (loss) for the period		44,626	42,874	(55,939)

Exchange differences on translation of foreign operations
Change in unrealized gains		6,890	1,065	36,805
Income tax effects		1,588	(369)	222
		8,478	696	37,027

Unrealized net gains/(losses) on hedges of a net investment in a foreign operation
Change in unrealized (losses)	(10.3)	(5,427)	(17,077)	—
Income tax effects		1,599	5,674	—
		(3,828)	(11,403)	—

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains	(10.3)	964	—	1
Income tax effects		(212)	—	—
		752	—	1

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		5,402	(10,707)	37,028

Actuarial gains/(losses) on defined benefit plans
Change in unrealized gains/(losses)	(8.8)	(10,574)	1,956	(11,425)
Income tax effects		3,576	(609)	3,665
		(6,998)	1,347	(7,760)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(6,998)	1,347	(7,760)

Other comprehensive income (loss), net of tax		(1,596)	(9,360)	29,268

Total comprehensive income (loss), net of tax all attributable to equity holders of the parent		43,030	33,514	(26,671)

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2016 and 2015

		December 31, 2016	December 31, 2015
A S S E T S
	Note	In EUR k	In EUR k
Non‑current assets
Goodwill	(8.1)	48,512	48,512
Other intangible assets	(8.1)	77,984	94,803
Property, plant and equipment	(8.2)	387,727	385,856
Investment in joint ventures		4,657	4,657
Other financial assets	(8.3)	2,178	3,049
Other assets	(8.5)	2,858	3,698
Deferred tax assets	(8.11)	60,955	55,254
		584,871	595,829
Current assets
Inventories	(8.4)	114,351	105,111
Trade receivables	(8.3)	190,503	172,123
Other financial assets	(8.3)	5,264	3,126
Other assets	(8.5)	21,985	20,321
Income tax receivables	(8.11)	7,704	8,750
Cash and cash equivalents	(8.6)	73,907	65,261
		413,714	374,692
		998,585	970,521

		December 31, 2016	December 31, 2015
E Q U I T Y A N D L I A B I L I T I E S
	Note	In EUR k	In EUR k
Equity
Subscribed capital	(8.7)	59,635	59,635
Treasury shares	(8.7)	(3,415)	—
Reserves	(8.7)	(47,964)	(52,823)
Profit for the period	(8.7)	44,626	42,874
		52,882	49,686
Non-current liabilities
Pension provisions	(8.8)	54,736	44,994
Other provisions	(8.9)	13,747	15,456
Financial liabilities	(8.10)	613,659	650,782
Other liabilities		425	138
Deferred tax liabilities	(8.11)	44,557	40,052
		727,124	751,422
Current liabilities
Other provisions	(8.9)	60,056	38,057
Trade payables	(8.10)	122,913	94,213
Other financial liabilities	(8.10)	5,465	4,750
Income tax liabilities	(8.11)	16,759	16,443
Other liabilities		13,386	15,950
		218,579	169,413
		998,585	970,521

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2016

		2016	2015	2014
	Note	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period		44,626	42,874	(55,939)
Income taxes	(7.6)	23,240	23,838	17,424
Profit or (loss) before income taxes		67,866	66,712	(38,515)
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	(8.1) (8.2)	88,716	72,778	77,083
Other non-cash expenses		3,103	957	—
(Increase)/decrease in trade receivables		(14,059)	46,839	9,897
(Increase)/decrease in inventories		(8,227)	25,777	4,138
Increase/(decrease) in trade payables		29,856	(28,425)	1,524
Increase/(decrease) in provisions		16,374	(8,831)	(6,957)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		(4,338)	(7,078)	5,821
Finance income	(7.5)	(25,145)	(17,275)	(39,341)
Finance costs	(7.5)	62,490	73,448	182,695
Cash paid for income taxes		(17,486)	(10,540)	(23,928)
Cash flows from operating activities		199,150	214,362	172,417
Cash paid for the acquisition of intangible assets and property, plant and equipment		(64,296)	(51,541)	(64,454)
Cash flows to acquire entities less cash acquired	(3)	2,126	(23,240)	—
Cash flows from investing activities		(62,170)	(74,781)	(64,454)
Share buyback		(3,415)	—	—
Proceeds from borrowings, net of transaction costs		—	—	645,724
Repayments of non-current financial liabilities		(47,357)	(56,825)	(621,961)
Repayments of short term borrowings		—	(5,680)	(2,311)
Interest and similar expenses paid		(42,629)	(41,894)	(121,138)
Interest and similar income received		2,988	862	29,693
Dividends paid to shareholders		(39,994)	(40,000)	(40,000)
Cash flows from financing activities		(130,407)	(143,537)	(109,993)

Change in cash		6,573	(3,956)	(2,030)
Change in cash resulting from exchange rate differences		2,073	(1,327)	2,096
Cash and cash equivalents at the beginning of the period		65,261	70,544	70,478
Cash and cash equivalents at the end of the period		73,907	65,261	70,544

Consolidated statements of changes in equity of Orion Engineered Carbons S.A.
for the three years ended December 31, 2016

In EUR k		Subscribed capital		Treasury Shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained earnings	Total equity
		Number of common shares	Amount

Note			(8.7)	(8.7)	(8.7)			(10.3)	(8.8)

2014	As at January 1, 2014	43,750,000	43,750	—	19,119	(18,437)	(1)	—	(6,517)	(112,165)	(74,251)
	Loss for the period	—	—		—	—	—	—	—	(55,939)	(55,939)
	Other comprehensive income, net of tax	—	—		—	37,027	1		(7,760)	—	29,268
	Total comprehensive income, net of tax	—	—	—	—	37,027	1	—	(7,760)	(55,939)	(26,671)
	Capital contribution	15,885,126	15,885		196,357	—	—	—	—	—	212,242
	Dividends paid	—	—		(40,000)	—	—	—	—	—	(40,000)
	Derecognition of the residual fair value of the shareholder loan	—	—		(16,055)	—	—	—	—	—	(16,055)
	As at December 31, 2014	59,635,126	59,635	—	159,421	18,590	—	—	(14,277)	(168,104)	55,265

2015	As at January 1, 2015	59,635,126	59,635	—	159,421	18,590	—	—	(14,277)	(168,104)	55,265
	Profit for the period	—	—		—	—	—	—	—	42,874	42,874
	Other comprehensive income, net of tax	—	—		—	696	—	(11,403)	1,347	—	(9,360)
	Total comprehensive income, net of tax	—	—	—	—	696	—	(11,403)	1,347	42,874	33,514
	Dividends paid	—	—		(40,000)	—	—	—	—	—	(40,000)
	Share based payments	—	—		907	—	—	—	—	—	907
	As at December 31, 2015	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686

2016	As at January 1, 2016	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686
	Profit for the period	—	—		—	—	—	—	—	44,626	44,626
	Other comprehensive income, net of tax	—	—		—	8,478	752	(3,828)	(6,998)	—	(1,596)
	Total comprehensive income, net of tax	—	—	—	—	8,478	752	(3,828)	(6,998)	44,626	43,030
	Dividends paid	—	—	—	(39,994)	—	—	—	—	—	(39,994)
	Share buyback	(314,912)	—	(3,415)	—	—	—	—	—	—	(3,415)
	Share based payments	—	—	—	3,575	—	—	—	—	—	3,575
	As at December 31, 2016	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882

Notes to the consolidated financial statements of Orion Engineered Carbons S.A. as at December 31, 2016 and 2015 and for the three years ended December 31, 2016

(10)	Other notes	F-48

(10.1)	Capital management	F-49

(10.2)	Additional disclosures on financial instruments	F-49

(10.3)	Financial risk management	F-52

(10.4)	Related parties	F-57

(10.5)	Contingent liabilities and other financial obligations	F-58

(11)	Events after the reporting date	F-61

(1)    Organization and principal activities
Orion Engineered Carbons S.A. (“Orion”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg. Orion was incorporated on April 13, 2011.
Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2016.
During 2015 the group acquired 100% of the shares in the Chinese entity Qingdao Evonik Chemical Co., Ltd. (“QECC”) from Evonik Industries AG (“Evonik”) (52%), Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) (15%) and Jiaozhou Finance Investment Center (“JFIC”) (33%). See also note (3) Business Combination. QECC was renamed Orion Engineered Carbons Qingdao Co., Ltd (“OECQ”).
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
As at December 31, 2016 (giving effect to the cessation of production by our Ambès (France) plant), the Orion Group operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as one production facility in Portugal (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
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
The Group’s audited consolidated financial statements were authorized for issue by the board of directors on February 23, 2017.

(2)	Basis of preparation of the financial statements

(2.1)	Compliance with IFRS
The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for financial years ended on or before December 31, 2016 have been applied.
The accounting policies and the presentation of items in the consolidated financial statements are applied consistently throughout the Group. We have reclassified EUR 4,082k of restructuring expenses from Other Operating Expenses for the year ended December 31, 2014 to conform to our current period presentation.

(2.2)	New accounting standards
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015. The following amendments to IFRS standards adopted on January 1, 2016 did not have any impact on the accounting policies, financial position or performance of the Group:

•	IAS 1 Presentation of Financial Statements
As part of its disclosure initiative, the IASB published in December 2014 amendments to IAS 1 Presentation of Financial Statements which is designed to assist preparers in applying judgment when meeting the presentation and disclosure requirements in IFRS. This includes more options on how to present financial statements and notes. The Consolidated Financial Statements remain in general consistent with previous presentation and disclosure requirements.

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
On 12 May 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The amendments clarify the acceptable methods of depreciation and amortization and had no impact on accounting for amortization and depreciation within the Group.

•Improvements to IFRSs (2012-2014 cycle)
In September 2014, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2012-2014) that contains five changes to four standards, which are primarily technical corrections or clarifications.
Accounting standards issued but not yet effective
The IASB has issued accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Group’s consolidated financial statements will be adopted when they become effective.
The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2016 and were not applied by the Group:

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
•    IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014. IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will be effective as of January 1, 2018. We have initiated a group wide review of our material contracts with our customers. We believe the changes will not materially impact our revenue recognition although we have not completed our assessment. In general our performance obligation is the transfer of goods. In a limited number of cases the service to ship goods to our customers may qualify as a separate performance obligation while the transfer price of such ancillary services are deemed to be immaterial and the realization of such services usually occurs at same point of time as the transfer of our main performance obligation. IT-systems will be amended as necessary to ensure an allocation of transaction prices of our different performance obligations. Whether a change in revenue recognition for products delivered into consignment stock will become applicable is currently being analyzed.The Group will apply the modified retrospective approach of adoption, which involves retaining prior period figures as reported under the previous standards and recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application as provided for in IFRS 15:C3.

•	IFRS 16 Leases
In January 2016, the IASB issued the new standard IFRS 16 “Leases”, which supersedes the existing lease accounting according IAS 17. The existing concept of operating and finance leases will be replaced and most leases will be recognized in the statement of financial position. IFRS 16 will be effective as of January 1, 2019.
The Group has operating lease contracts as well as very limited finance leases and the new standard will have an impact on Group accounting policies, procedures as well as financial statements and our key performance indicators. The Group has started to analyze the impact of IFRS 16. Refer to note (10.5) Contingent liabilities and other financial obligations for details of our current lease obligations on an undiscounted basis. The right to use the leased assets that do not meet the exemption criteria will increase our fixed assets and it will result in the recognition of a corresponding lease obligation based on the existing lease contracts at transition date. In 2016 we recorded €5.6 million as operating lease expenses. The Group estimates that a comparable amount of expenses will in the future be recorded as amortization and to a certain amount as finance expenses.

•	Improvements to IFRSs (2014-2016 cycle)
In December 2016, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2014-2016) that contains three changes to three standards, primarily related to minor amendments that clarify, correct or remove redundant wording and a narrow-scope amendment to clarify particular aspects of a Standard. These changes are effective for accounting periods beginning on or after January 1, 2017. These changes will not have a significant effect on the Group's financial statements.

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

The following exchange rates were used for currency translation:

EUR 1 equivalent to	Annual average exchange rate			Closing rate as at Dec 31,
	2016	2015	2014	2016	2015
U.S. Dollar (USD)	1,1069	1,1130	1,3255	1,0541	1,0887
Pound Sterling (GBP)	0,8195	0,7284	0,8055	0,8562	0,7340
Japanese Yen (JPY)	120,1967	134,5231	140,8269	123,4000	131,0700
Swedish Krona (SEK)	9,4689	9,3414	9,1004	9,5525	9,1895
Singapore Dollar (SGD)	1,5275	1,5288	1,6823	1,5234	1,5417
South African Rand (ZAR)	16,2645	14,2616	14,3580	14,4570	16,9530
Polish Zloty (PLN)	4,3632	4,1909	4,1909	4,4103	4,2639
Brazilian Real (BRL)	3,8561	3,7024	3,1207	3,4305	4,3117
South Korean Won (KRW)	1.284,1811	1.259,6731	1.396,6646	1.269,3600	1.280,7800
Chinese Renminbi (CNY)	7,3522	6,9924	8,1693	7,3202	7,0608

(2.5)	Significant accounting policies
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
Goodwill is initially measured at cost (being the excess of the aggregate of i) the consideration transferred, ii) the amount recognized for non–controlling interest and iii) any previous interest held over the net assets acquired, over the fair value of the identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.
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
Customer relationships acquired in the business combination in 2011 from Evonik are amortized over their useful life. The useful life is estimated on the basis of contractual arrangements and historical values and is approximately eight years. The amortization amount is based on the economic life and the probability of continuing the customer relationship in the form of a churn rate.
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
For further information on the expected remaining useful life of the existing assets as at December 31, 2016 see note (8.2) Property, plant and equipment.
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
Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. A constructive obligation for severance obligation exists when the main features of a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate time line, has been communicated to the employees affected. Other costs related to the restructuring are recognized when obligation criteria are met and the costs can be reliably measured.
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
(b)    Derivative financial instruments
Derivative financial instruments (derivatives) are used to hedge exchange rate, commodity and interest rate risks. Hedging instruments in the form of forward exchange contracts and interest rate derivatives are accounted for, and are recognized initially as at the trade date and are subsequently remeasured at fair value. If there is no quoted price in an active market for a derivative, its fair value is determined using financial valuation models. Forward exchange contracts are valued using the forward exchange rate on the reporting date.

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
In 2016 the Group has entered into commodity derivative agreements to hedge the price fluctuations of certain carbon black oil purchases and the related indexed sales which are designated as cash flow hedges to hedge the impact of raw material price fluctuations on cost of sales for specific sales. The effective portion of the change in fair value of the derivative is recorded in accumulated other comprehensive income until revenues and hence cost of sales are recorded for the specific sales.
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
Treasury shares
In December 2015, Orion announced the Board of Directors' approval to repurchase common shares of the Company in an amount of up to $20 million. The repurchase commenced in January 2016.
The repurchased shares (treasury shares) are deducted from equity based on their cost. The repurchased shares reduce the amount of outstanding shares for purposes of the calculation of weighted average of outstanding shares in the computation of basic and dilutive earnings per share. No gains or losses resulting from transactions in treasury shares are recorded in the income statement.
For further information on treasury shares see note (8.7) Equity.
Share-based payments
In 2015, the company established a Long Term Incentive Plan (“LTIP”), which is an equity settled share-based payment in the form of performance share units (“PSU”) for a defined group of executive managers of the group. Refer to note (7.8) Share-based payments for more details.
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
(a)Consideration paid
Cash consideration paid to the selling shareholders amounted to EUR 25,820k after a tax indemnification payment received from Evonik in 2016 which was agreed to be a purchase price adjustment.
(b)Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of OECQ as at the date of acquisition were:

Fair Value recognized on acquisition	as of Dec 31, 2015 in EUR k
Assets
Property, plant and equipment	5,514
Deferred tax assets	2,376
Inventories	4,921
Trade receivables	15,198
Other Assets	2,901
Cash and cash equivalents	4,706
Total identifiable assets	35,616

Liabilities
Personnel related provisions	1,356
Trade payables	243
Income tax liabilities	2,126
Other liabilities	3,945
Total identifiable liabilities	7,670
Total identifiable net assets at preliminary fair value	27,946
No material adjustments were made during the measurement period.

(c)Purchase consideration transferred and net cash flow on acquisition

In EUR k
Cash paid to selling shareholders	27,946
Net cash acquired with the subsidiary (included in cash flows from investing activities)	(4,706)
Cash paid in 2015 to acquire entities less cash acquired	23,240
Reimbursement payment received in 2016	(2,126)
Transaction costs of the acquisition (included in cash flows from operating activities)	263
Net cash flow on acquisition	21,377

Transaction costs are included in other operating expenses of fiscal year 2015.
The purchase agreement with the previous owner includes a reimbursement for liabilities resulting from a tax audit. The liability to tax authorities is included in the above identified liabilities. The reimbursement was paid by the previous owner in the third quarter of 2016 and is included in the other assets identified.
In fiscal year 2015 from the date of acquisition, OECQ contributed EUR 8,361k of revenue and a loss of EUR 28k to the net income of the Group. Had the combination taken place at the beginning of 2015, the Group’s revenue and net income would have been increased by EUR 43.954k and EUR 559k. In fiscal year 2016, OECQ contributed EUR 41,062k of revenue and a net income of EUR 5,959k to the net income of the Group.

(4)	Assumptions, the use of judgment and accounting estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions about the future.
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

(d)    Measurement of other provisions
Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. The Group has to make assumptions about the probability of occurrence of an obligation or future trends, such as expected costs, on the basis of experience. Non-current provisions are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate see also note (8.9) Other provisions as well as on estimates for the Rubber footprint restructuring as described in note (7.4) Restructuring expenses.
(e)    Business combination assumptions
The acquisition of OECQ is recognized based on fair value assumptions supported by an independent valuation report. During the measurement period, provisional amounts have been adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. Those changes were not material to the financial statements. The acquisition of OECQ has not resulted in any goodwill.

(5)    List of shareholdings
The following entities are included in the Group consolidated financial statements as subsidiaries or joint ventures at December 31, 2016.

As at December 31, 2016
Shareholding
Orion Engineered Carbons S.A., Luxembourg
Controlled entities
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100%
Kinove Italian Bidco S.r. l., Ravenna, Italy	100%
Orion Engineered Carbons France Holdco SAS, Paris, France	100%
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal*	100%
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100%
Orion Engineered Carbons Korea Co. Ltd., Bupyeong-gu, South Korea	100%
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100%
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100%
Orion Engineered Carbons S.A.S. France, Ambès, France	100%
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal*	100%
Orion Engineered Carbons LLC USA, Kingwood, USA	100%
Orion Engineered Carbons Co. Ltd., Bupyeong-gu, South Korea	100%
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100%
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100%
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100%
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100%
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons KK Japan, Tokyo, Japan	100%
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore	100%
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China	100%
Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd., Shanghai, China	100%
Orion Engineered Carbons Qingdao Co., Ltd., China	100%
CB International Services Company GmbH, Frankfurt am Main, Germany	100%
Carbon Black OpCo GmbH, Frankfurt am Main, Germany*	100%

Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany	54%
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50%
* in liquidation
Although Orion holds 54% of shares as at December 31, 2016 and 2015 in Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany (“DGW KG”), the terms and conditions of DGW KG’s articles of association and other bylaws impede Orion from controlling DGW KG. Therefore DGW KG is recognized as a joint venture applying the equity method.

(6)	Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.
The executive management committee, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. “Adjusted EBITDA” is the management’s measure of the segment result.The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.
Adjustment items are not allocated to the individual segments as they are managed on a group basis.
Segment reconciliation for the years ended December 31, 2016, 2015 and 2014:

	In EUR k			In EUR k			In EUR k
	2016			2015			2014
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	644,217	385,877	1,030,094	730,288	381,488	1,111,776	917,135	401,264	1,318,399
Cost of sales	(483,339)	(208,445)	(691,784)	(564,559)	(226,908)	(791,467)	(747,389)	(269,953)	(1,017,342)
Gross profit	160,878	177,432	338,310	165,729	154,580	320,309	169,746	131,311	301,057
Adjusted EBITDA	86,108	136,658	222,766	93,704	115,006	208,710	108,032	99,629	207,661
Adjusted EBITDA Margin	13.4%	35.4%	21.6%	12.8%	30.1%	18.8%	11.8%	24.8%	15.8%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(59,116)	(29,600)	(88,716)	(44,815)	(27,963)	(72,778)	(45,313)	(31,770)	(77,083)
Share of profit of joint venture	(419)	—	(419)	(492)	—	(492)	(520)	—	(520)
Adjustment items			(28,839)			(13,047)			(25,740)
EBIT			104,792			122,393			104,318

Definition of “adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business.

Adjusted EBITDA is reconciled to profit or (loss) as follows:

Reconciliation of profit or (loss)	In EUR k
	2016	2015	2014
Adjusted EBITDA	222,766	208,710	207,661
Share of profit of joint venture	(419)	(492)	(520)
Restructuring expenses (1)	(17,623)	—	(4,082)
Consulting fees related to Group strategy (2)	(2,563)	(1,502)	(4,610)
Long Term Incentive Plan	(3,575)	(907)	—
Other adjustments (3)	(5,078)	(10,638)	(17,048)
EBITDA	193,508	195,171	181,401
Depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	(88,716)	(72,778)	(77,083)
Earnings before taxes and finance income/costs (operating result (EBIT))	104,792	122,393	104,318
Other finance income	25,145	17,275	39,342
Share of profit of joint ventures	419	492	520
Finance costs	(62,490)	(73,448)	(182,695)
Income taxes	(23,240)	(23,838)	(17,424)
Profit or (loss) for the period	44,626	42,874	(55,939)
(1) Restructuring Expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision by the management of the OEC SAS, Ambès, France to cease production by December 31, 2016. These expenses comprise personnel related costs of €6.1 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of €11.5 million. Restructuring expenses for the period ended December 31, 2014 primarily include personnel-related costs and IT-related costs.

(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2016 primarily relate to costs of €4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR 1.8 million Sarbanes-Oxley first time implementation costs, EUR 1.8 million OECQ post acquisition-related costs and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition. Other adjustements in 2014 include EUR 10.7 million IPO related costs as well as an impairment of inventories totaling EUR 3.9 million resulting in part from a cancellation of a particular customer’s contract.

(4) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the period ended December 31, 2016 following the decision to cease production by December 31, 2016.

Geographic information

Revenues	In EUR k
	2016	2015	2014
Germany	398,430	415,944	502,581
United States	273,177	329,669	391,221
South Korea	199,772	234,442	255,536
Brazil	55,175	51,793	85,983
China	41,062	8,361	—
South Africa	33,231	43,669	54,762
Other	21,319	20,175	20,851
Rest of Europe*	7,928	7,723	7,465
Total	1,030,094	1,111,776	1,318,399
* Only a holding company is located in Luxembourg, accordingly no revenue is generated in the country of domicile.
Revenue generated for the year ended December 31, 2016 from the largest customer amounted to EUR 102,699k in the “Rubber” segment. There are no other customers which account for more than 10% of revenue. The respective revenue from the two largest customers in the “Rubber” segment for the year ended December 31, 2015 were EUR 120,609k and EUR 110,387k respectively and for the year ended December 31, 2014 EUR 158,836k and 138,825k, respectively.

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Dec 31,
	2016	2015
Germany	131,975	141,624
Sweden	67,432	67,333
Italy	61,438	61,615
Poland	40,319	41,135
Rest of Europe	3,321	14,819
Subtotal Europe	304,485	326,526
United States	85,123	91,212
South Korea	71,590	70,686
South Africa	27,684	25,007
Brazil	16,839	10,165
China	8,468	5,539
Other	34	36
Total	514,223	529,171

(7)	Notes to income statement
(7.1)    Revenue
Revenue is generated almost entirely from the sales of goods.

(7.2)	Other operating income

	In EUR k
	2016	2015	2014
Income from the currency translation of monetary items	—	10	–
Income from the valuation of derivatives	19	2,202	1,529
Income from the reversal of provisions	1,196	478	633
Miscellaneous income	4,647	4,766	2,290
Total	5,862	7,456	4,452
Miscellaneous income for the period ended December 31, 2016 includes, in particular, proceeds from OECQ-related receivables, which were impaired in 2015 post acquisition, releases of allowances and reimbursements from insurance claims in connection with the Orange (Texas) flooding.

(7.3)	Other operating expenses

	In EUR k
	2016	2015	2014
Consulting fees related to Group strategy	2,563	1,502	4,610
IPO related costs	—	—	10,731
Expenses from the currency translation of monetary items	807	1,742	2,142
Expenses from the valuation of derivatives	33	3,079	3,144
Impairment loss on trade receivables	6	1,616	1,584
Loss on Disposal of Assets	1,013	—	—
Miscellaneous expenses	9,395	13,822	7,701
Total	13,817	21,761	29,912

Expenses from the currency translation relate to trade receivables and payables only. Expenses from currency translation on financing items is shown in finance result and are explained in note (7.5) Finance income and costs.
For the year ended December 31, 2016, miscellaneous expenses mainly include EUR 4.1 million costs associated to the EPA enforcement action. For the year ended December 31, 2015, miscellaneous expenses mainly include EUR 5.0 million costs related to addressing the EPA enforcement action, EUR 1.8 million Sarbanes-Oxley first time implementation costs, and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition. For the year ended December 31, 2014, an impairment on raw materials and finished goods of EUR 3,987k was recorded as miscellaneous expenses.

(7.4)	Restructuring expenses
As part of a strategic repositioning of the global Rubber engagement in 2016 a shift of production and capacities from lower margin standard grades towards higher specialized technical rubber products providing higher margins commenced. This strategic realignment of the Rubber segment is an essential transition which requires complementary actions. As a first step the Company's German operating subsidiary terminated with effect as of December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity have been estimated to total €27.9 million of which cash relevant costs amount to €15.8 million and non-cash items total €12.1 million. Cash relevant costs primarily composed of personnel related expenses of €6.1 million, €4.6 million demolition and removal related costs and €3.6 million ground remediation costs. The non-cash items mainly composed of impairments of fixed assets of €10.3 million. These costs have been recognized in the period ended December 31, 2016. Impairment charges related to the property, plant and equipment of OEC SAS were calculated based on an estimated recoverable amount of zero and are fully charged to the Rubber Carbon Black segment. The recoverable amount was determined based on the expectation that any potential sale would result in minimal proceeds.

(7.5)	Finance income and costs

	In EUR k
	2016	2015	2014
Income from the currency translation of monetary items	24,476	15,330	9,560
Interest from the discounting of other provisions	–	—	88
Other interest income	669	1,945	1,147
Other financial Income	–	—	28,547
Finance income	25,145	17,275	39,342
Interest expenses from loans	(29,757)	(36,370)	(65,801)
Amortization of transaction costs	(3,810)	(4,804)	(3,373)
Expenses from the currency translation of monetary items	(22,691)	(27,073)	(51,792)
Other interest expenses	(2,846)	(3,335)	(3,231)
Net interest cost from pensions	(1,541)	(1,485)	(1,628)
Interest expenses from the unwinding of discounts on other provisions	(127)	(88)	(504)
Other finance expenses	(1,718)	(293)	(56,366)
Finance costs	(62,490)	(73,448)	(182,695)
Financial result before share of profit or loss from joint ventures	(37,345)	(56,173)	(143,353)
Other financial income of EUR 28,547k for the year ended December 31, 2014 relates mainly to EUR 28,540k gains from currency derivatives.
In 2014, other finance expenses include one-off costs in the amount of EUR 54,432k for refinancing. This includes early redemption fees of EUR 38,140k and write offs of capitalized transaction costs as of repayment date of EUR 16,292k. For further information see note (8.10) Trade payables, other financial liabilities.
Expenses for loans include:

	In EUR k
	2016	2015	2014
Interest on term loans	(29,757)	(36,370)	(14,936)
Interest on senior secured notes	—	—	(31,230)
Interest on shareholder loans	—	—	(17,903)
Commitment fee for the revolving facility	(1,265)	(1,488)	(1,732)
Total expenses from loans	(31,022)	(37,858)	(65,801)

(7.6)	Income taxes
Income tax expense is as follows:

	In EUR k
	2016	2015	2014
Current income taxes	(18,678)	(21,440)	(30,189)
(thereof income taxes attributable to the prior year)	155	6,751	4,601
Deferred taxes	(4,562)	(2,398)	12,765
(thereof on temporary differences)	(4,241)	6,739	4,115
Total net tax expenses from continuing activities	(23,240)	(23,838)	(17,424)
Tax income recognized directly in equity	6,551	4,696	3,887
A corporate income tax rate of 15% was used to calculate the current and deferred taxes for the German entities. A solidarity surcharge of 0.825% (calculated as 5.5% on the corporate income tax rate) and a trade tax rate of 16.18%, 16.18% and 14.18%, for the years ended December 31, 2016, 2015 and 2014 respectively were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 32.00%, 32.00% and 30.00%, for the years ended December 31, 2016, 2015 and 2014 respectively. The current and deferred taxes for the non-German entities were calculated using their respective country-specific tax rates.
The following tax reconciliation shows the difference between the expected income taxes to the effective income taxes in the income statement using the German overall tax rate of 32.00%, 32.00% and 30.00% for the years ended December 31, 2016, 2015 and 2014, respectively.

	In EUR k
	2016	2015	2014
Profit or (loss) before income taxes	67,866	66,712	(38,515)
Expected income tax expense/(income) thereon	21,717	21,348	(12,325)
Tax rate differential	(4,698)	(4,189)	(1,019)
Change in valuation allowance on deferred tax assets and for movement in tax loss carryforwards without recognition of deferred taxes	1,572	8,783	18,037
Change in the tax rate and tax laws	(67)	26	(43)
Income taxes for prior years	29	450	1,442
Tax on non-deductible interest expenses	1,545	2,054	4,438
Taxes on other non-deductible expenses, and non-deductible taxes	4,647	6,254	2,815
Effects of changes in permanent differences	136	34	2,718
Tax effect on tax-free income	(1,141)	(2,557)	(2,878)
Tax effect on profit or loss from investments accounted for using the equity method	–	(159)	(184)
Other tax effects	(500)	(8,206)	4,423
Effective income taxes as reported in the income statement expense	23,240	23,838	17,424
Effective tax rate in %	34.24%	35.73%	(45.24)%
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

(7.7)	Additional income statement information
Personnel expenses were recognized as follows:

	In EUR k
	2016	2015	2014
Wages and salaries	111,415	107,222	96,258
Social security costs	11,522	11,091	10,909
Pension expenses	4,658	5,598	5,182
Other personnel expenses	16,161	12,422	12,868
Total	143,756	136,333	125,217

(7.8)	Share-based payments
On July 31, 2015 the Company initiated the first LTIP providing for the grant of PSUs to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs will range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and will also be subject to vesting terms based on continued employment. The first performance period will run from January 1, 2015 through December 31, 2017, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first vesting period will run through March 31, 2018 (the “2015 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the"2016 Plan") having consistent terms as compared to the 2015 Plan.

The following table provides detail as to expenses recorded within the profit and loss with respect to the LTIP.

	EUR k
	2016	2015	2014
Expense arising from equity-settled share based payment transactions (2015 Plan)	2,120	907
Expense arising from equity-settled share based payment transactions (2016 Plan)	1,455	—	—
Total expenses	3,575	907	—
The following table illustrates the number of, and movements in, PSUs during the year.

	Number of PSUs		Number of PSUs		Number of PSUs
	2015 Plan		2016 Plan		2016	2015
	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2016	Fiscal Year 2015	Total	Total
Outstanding at January 1	463,830	—	—	—	463,830	—
Granted during the period	—	491,835	690,279	—	690,279	491,835
Forfeited during the period	(8,871)	(28,005)	—	—	(8,871)	(28,005)
Exercised during the period	—	—	—	—	—	—
Outstanding at December 31,	454,959	463,830	690,279	—	1,145,238	463,830
The following table lists the inputs to the model used for calculating the grant date fair value under the 2015 and 2016 Plan:

	2015 Plan	2016 Plan
Dividend Yield (%)	2.14	2.23
Expected Volatility OEC (%)	25.16	32.07
Expected Volatility Peer Group (%)	13.90	18.12
Correlation	0.5234	0.4952
Risk-free interest rate (%)	0.90	0.76
Model used	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.16	15.18

(7.9)	Earnings per share
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
The following table reflects the income and share data used in the basic and diluted EPS computations:

	2016	2015	2014
Profit or (loss) for the period- attributable to ordinary equity holders of the parent (in EUR k)	44,626	42,874	(55,939)
Weighted average number of ordinary shares (in thousands of shares)	59,353	59,635	50,471
Basic EPS (in EUR per share)	0.75	0.72	(1.11)
dilutive effect of share based payments (in thousands of shares)	801	195	—
Weighted average number of diluted ordinary shares (in thousands of shares)	60,154	59,830	50,471
Diluted EPS (in EUR per share)	0.74	0.72	(1.11)
The weighted average number of shares for 2016 is determined by the weighted average number of shares taken into account the weighted average effect of the repurchase of treasury shares whereas in 2015 number of shares were constant over the year. For 2014, the weighted average number of shares takes into account the weighted average effect of the issuance of 15,885,126 shares issued prior to the IPO, increasing the number of shares from 43,750,000 to 59,635,126. The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date and forfeitures during the respective fiscal years.

(8)	Notes to the statement of financial position

(8.1)	Goodwill and other intangible assets
Intangible assets developed as follows:

	In EUR k
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at Jan 1, 2015	48,512	55,900	64,296	17,200	36,293	222,201
Currency translation	—	—	275	—	2,927	3,202
Additions	—	—	—	—	1,239	1,239
Acquisition of a subsidiary	—	—	—	—	36	36
Disposals	—	—	—	—	(108)	(108)
Reclassifications	—	—	—	—	—	—
As at Dec 31, 2015	48,512	55,900	64,571	17,200	40,387	226,570
As at Jan 1, 2016	48,512	55,900	64,571	17,200	40,387	226,570
Currency translation	—	—	233	—	1,037	1,270
Additions	—	—	—	—	2,672	2,672
Disposals	—	—	—	—	(11)	(11)
Reclassifications	—	—	—	—	—	—
As at Dec 31, 2016	48,512	55,900	64,804	17,200	44,085	230,501

	In EUR k
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2015	—	12,734	27,460	3,919	18,624	62,737
Currency translation	—	—	(15)	—	1,061	1,046
Amortization Expense	—	3,727	7,312	1,147	7,394	19,580
Disposals	—	—	—	—	(108)	(108)
Reclassifications	—	—	—	—	—	—
As at December 31, 2015	—	16,461	34,757	5,066	26,971	83,255
As at January 1, 2016	—	16,461	34,757	5,066	26,971	83,255
Currency translation	—	—	31	—	915	946
Amortization Expense	—	3,727	7,266	1,147	7,681	19,821
Impairment Segment Restructuring	—	—	—	—	(6)	(6)
Disposals	—	—	—	—	(11)	(11)
Reclassifications	—	—	—	—	—	—
As at December 31, 2016	—	20,188	42,054	6,213	35,550	104,005

	In EUR k
Net carrying value	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at December 31, 2015	48,512	39,439	29,814	12,134	13,416	143,315
As at December 31, 2016	48,512	35,712	22,750	10,987	8,535	126,496

Impairment testing of goodwill and intangible assets with indefinite lives
Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties
Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k as at December 31, 2016 and 2015

•	Specialties EUR 20,965k as at December 31, 2016 and 2015
The Group performs its annual impairment test in the fourth quarter based on September 30 actual results.
A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in impairment.

•	Rubber
The recoverable amount of the Rubber group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to post-tax cash flow projections is 8.4% (2015: 9.67%) and cash flows beyond the five-year period are extrapolated using a 1.15% growth rate (2015: 1%). As a result of this analysis, there was no impairment charged against goodwill in 2016, 2015 or 2014.

•	Specialties
The recoverable amount of the Specialties group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to the post-tax cash flow projections is 8.47% (2015: 9.46%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1.15% (2015: 1%). As a result of this analysis, there was no impairment charged against goodwill in 2016, 2015 or 2014.
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
Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets mainly include assets with a remaining useful lifetime of 3.5 years (customer relationships with historical cost totaling EUR 64,804k) and 10.5 years (know-how, production technologies and patents with historical cost totaling EUR 55,900k and trademarks with historical cost totaling EUR 17,200k).

(8.2)	Property, plant and equipment
Property, plant and equipment developed as follows:

	In EUR k
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2015	41,246	79,269	371,675	16,206	23,239	531,635
Currency translation	745	(1,984)	10,549	152	(130)	9,332
Additions	159	880	43,118	1,381	22,928	68,466
Acquisition of a subsidiary	—	3,943	23	—	1,512	5,478
Disposals	—	(2,228)	(7,500)	(1,008)	—	(10,736)
Reclassifications	(74)	970	11,861	1,850	(14,607)	—
As at December 31, 2015	42,076	80,850	429,726	18,581	32,942	604,175
As at January 1, 2016	42,076	80,850	429,726	18,581	32,942	604,175
Currency translation	802	4,225	14,094	364	1,023	20,508
Additions	220	978	33,015	2,440	21,112	57,765
Disposals	—	(281)	(2,410)	(224)	(550)	(3,465)
Reclassifications	270	(586)	22,116	699	(22,499)	—
As at December 31, 2016	43,368	85,186	496,541	21,860	32,028	678,983

	In EUR k
Depreciation	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2015	—	20,190	142,694	10,535	—	173,419
Currency translation	—	(639)	2,631	24	—	2,016
Depreciation expense	—	4,669	46,399	2,130	—	53,198
Disposals	—	(2,194)	(7,316)	(804)	—	(10,314)
As at December 31, 2015	—	22,026	184,408	11,885	—	218,319
As at January 1, 2016	—	22,026	184,408	11,885	—	218,319
Currency translation	—	1,312	5,415	217	—	6,944
Depreciation expense	—	4,622	51,346	2,496	—	58,464
Impairment Rubber footprint	446	1,107	8,546	171	20	10,290
Disposals	—	(310)	(2,225)	(226)	—	(2,761)
As at December 31, 2016	446	28,757	247,490	14,543	20	291,256

	In EUR k
Carrying amount	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at December 31, 2015	42,076	58,824	245,318	6,696	32,942	385,856
As at December 31, 2016	42,922	56,429	249,051	7,317	32,008	387,727
The expected remaining depreciation per useful life range of the existing assets as at December 31, 2016 is as follows:

	In EUR k
Depreciation per useful life range	0-5 years	6-10 years	11-20 years	21 years and beyond	Total
Land rights and buildings	22,379	15,902	12,357	5,791	56,429
Plant and machinery	177,400	57,056	14,596	—	249,051
Other equipment, furniture and fixtures	6,615	698	4	—	7,317
(8.3)    Trade receivables, other financial assets

	In EUR k
	As at Dec 31,
	2016			2015
	Total	Thereof current	Thereof non‑current	Total	Thereof current	Thereof non‑current
Trade receivables	190,503	190,503	—	172,123	172,123	—
Receivables from hedges/ derivatives	2,826	1,599	1,227	2,038	18	2,020
Loans	1,357	593	764	868	—	868
Miscellaneous financial assets	3,259	3,072	187	3,269	3,108	161
Other financial assets	7,442	5,264	2,178	6,175	3,126	3,049
Total	197,945	195,767	2,178	178,298	175,249	3,049
Cash and cash equivalents which are also financial assets are presented under note (8.6) Cash and cash equivalents.
(a)    Trade receivables
The aging of trade receivables is as follows:

	In EUR k
	As at Dec 31,
	2016	2015
Impaired receivables, net	2,497	10
Gross amount (before impairment losses and allowances)	9,773	5,824
Impairment provision (including allowances)	7,276	5,814
Unimpaired receivables	188,006	172,113
Not due	173,722	159,384
Past due by
Up to 3 months	13,888	12,510
3 to 6 months	150	164
6 to 9 months	70	20
9 to 12 months	53	18
More than 1 year	123	17
Total	190,503	172,123
See below for the movements in the provision for impairment of receivables:

	In EUR k
	2016	2015
As at January 1,	5,814	5,134
Addition	4,585	1,957
Utilization	(28)	(3)
Unused amounts reversed	(3,099)	(1,285)
Currency translation	4	11
As at December 31,	7,276	5,814
(b)    Receivables from derivatives/hedges
On August 28, 2014 and September 2, 2014 the Group acquired interest rate caps to hedge interest rate risk on current term loan financing (for more details, see note (10.3) Financial risk management. These interest rate caps were measured at fair value as at December 31, 2016 of EUR 1,022k (prior year: 2,020k). In 2016 the Group has entered into commodity derivative agreements to hedge the price fluctuations of certain carbon black oil purchases and the related indexed sales to hedge the impact of raw material price fluctuations on cost of sales for specific sales. As of December 31, 2016 commodity derivatives accounted for receivables from derivatives of EUR 1,328k. EUR 271k (prior year: EUR 18k) and EUR 205k (prior year: EUR nil) of receivables from derivatives relates to the fair value of current foreign currency derivatives and fair value of combined interest rate and foreign currency derivatives. The amounts of EUR 1,328 and EUR 271k reflect the current portion, EUR 1,022k and EUR 205k are non-current.
(c)    Loans
The loans are neither due nor impaired.

(8.4)	Inventories

	In EUR k
	As at Dec 31,
	2016	2015
Raw materials, consumables and supplies	54,694	46,458
Work in process	34	87
Finished goods and merchandise	59,623	58,566
Total	114,351	105,111
In the periods ending December 31, 2016, 2015 and 2014 EUR 5,865k, EUR 3,021k and EUR 3,029k, respectively, were recognized as an expense for damaged, obsolete and lost inventories.
In fiscal years 2016 and 2015, impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance on inventories as of December 31, 2016 and December 31, 2015 amounted to EUR 4,208k and EUR 3,399k, respectively, and developed as following:

	In EUR k
	2016	2015
As at December 31, 2015	3,399	8,510
Addition	4,175	2,254
Utilization	(3,283)	(7,012)
Release	(83)	(353)
As at December 31, 2016	4,208	3,399

(8.5)	Other assets

	In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2016			2015
	Total	Thereof current	There of non‑current	Total	Thereof current	There of non‑current
Miscellaneous other receivables	21,876	20,921	955	20,128	19,079	1,049
Prepaid expenses	2,967	1,064	1,903	3,891	1,242	2,649
Total	24,843	21,985	2,858	24,019	20,321	3,698
Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 8,338k and EUR 9,077k as at December 31, 2016 and 2015, respectively), advance payments (EUR 6,992k and EUR 5,160k as at December 31, 2016 and 2015, respectively) and guarantee deposits (EUR 1,658k and EUR 1,464k as at December 31, 2016 and 2015, respectively).
Prepaid expenses mainly include other unamortized transaction costs of EUR 1,422k and EUR 1,973k as at December 31, 2016 and 2015, respectively (of which EUR 871k and EUR 1,422k, respectively, is non-current) incurred in connection with the revolving credit facility that has not been utilized by the respective reporting dates (see note (8.10)(b) Revolving credit facility) for further information on transaction costs in connection with the refinancing on July 25, 2014).

(8.6)	Cash and cash equivalents
The cash and cash equivalents as of December 31, 2016 and 2015 of EUR 73,907k and EUR 65,261k, respectively, include bank balances and cash on hand of EUR 73,895k and EUR 65,177k and checks of EUR 12k and EUR 84k.

(8.7)	Equity
(a)    Subscribed capital
The Company’s fully paid-in subscribed capital as at December 31, 2016 amounted to EUR 59,635k held by the shareholders as follows:

Number of Shares
Kinove Luxembourg 1 S.à r.l.:	34,156,282
Kinove Luxembourg Coinvest S.C.A.:	5,978,844
Treasury shares	314,912
Public Shareholders:	19,185,088
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
(b)    Treasury Shares
On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The following table sets forth the numbers and average prices of the shares repurchased during the year ended December 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Maximum approximate Dollar Value of shares that may yet be purchased under the Program as of December 31, 2016
January 1, 2016 – January 31, 2016	104,438	$11.1647	$18,833,978
February 1, 2016 – February 29, 2016	199,874	$12.3170	$16,372,123
March 1, 2016 – March 31, 2016	10,600	$12.9293	$16,235,072
April 1, 2016 – December, 2016	—	$0	$16,235,072
Total	314,912	$11.9555	$16,235,072
The Euro-equivalent of shares repurchased during the year 2016 is EUR 3,415k. The average share price paid per share in Euro was EUR 10.8441, applying the daily US-Dollar exchange rates as published by the European Central Bank. The term of the repurchase plan expired.

(c)    Reserves
The capital reserves include the effects from the contribution in kind of EUR 196,357k in conjunction with the IPO. Furthermore, the equity–settled share–based payments at a total amount of EUR 4,482k and EUR 907k are recognised in the capital reserve as of December 31, 2016 and 2015. Refer to note (7.8) Share based payments for further details of the plan.
On December 22, 2014, the Group paid an interim cash dividend of EUR 0.67 per common share equivalent to a total distribution of EUR 40m, subsequently ratified in the annual general meeting in 2015.

In the year ended December 31, 2015, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each, subsequently ratified in the annual general meeting in 2016.
In the year ended December 31, 2016, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each.
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
(d)    Dividends per share
During fiscal year 2016 the group paid cash dividends of EUR 39,994.0k in 4 tranches. Divided by the by outstanding common shares as of the cut off dates and total dividend per share of EUR 0.67 was paid in 2016 .

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
In 2016, Germany accounted for approximately 84% (84% in 2015) of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the company’s pension plan provides, at the option of employees for either defined benefit or defined contribution benefits. Plan assets relating to this plan reduce pension provision disclosed.
In 2016 and 2015, pension provisions developed as follows:

	In EUR k
	As at Dec 31,
	2016	2015
At the beginning of the period	44,994	48,629
Actuarial (gain)/ loss	10,574	(1,956)
Net pension expense	243	840
Net contribution into plan assets	(880)	328
Net benefits paid	(827)	(2,167)
Exchange difference	632	(680)
Pension provisions at the end of the period	54,736	44,994
The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations:

Assumptions	As at Dec 31,
	2016	2015
Discount rate	1.90%	2.65%
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	1.5%	2.0%

A quantitative sensitivity analysis for the significant assumptions as at December 31, 2016 is shown below:

	In EUR k
	As at Dec 31,
	2016
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.40%	2.40%	1.00%	2.00%	+ 2 Years
Impact on defined benefit obligation	(5,708)	4,896	6,954	(7,715)	(3,435)
A quantitative sensitivity analysis for the significant assumptions as at December 31, 2015 is shown below:

	In EUR k
	As at Dec 31,
	2015
	Discount Rate		Pension Trend		Mortality
Sensitivity level	2.15%	3.15%	1.50%	2.50%	+ 2 Years
Impact on defined benefit obligation	(4,627)	4,053	2,343	(2,585)	(2,226)

The present value of the defined benefit obligation developed as follows:

	In EUR k
	As at Dec 31,
	2016	2015
Present value of defined benefit obligation at the beginning of the period	50,589	54,221
Actuarial (gain)/ loss	10,544	(1,978)
Current service cost	712	762
Interest cost	1,541	1,485
Benefits paid	(827)	(2,167)
Other adjustments	(1,874)	(1,247)
Currency translation	694	(487)
Present value of defined benefit obligation at the end of the period	61,379	50,589
Based on the weighted Macaulay method the defined benefit obligation has maturity respectively duration of 21.9 years (prior year: 21.4 years).
The fair value of plan assets developed as follows:

	In EUR k
	As at Dec 31,
	2016	2015
Fair value of plan assets at the beginning of the period	5,595	5,592
Expected return on plan assets	136	160
Employer contributions	1,006	939
Employee contributions	50	235
Actuarial gain/(loss)	(30)	(22)
Benefits paid	(176)	(1,502)
Currency translation	62	193
Fair value of plan assets	6,643	5,595

The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies. These insurance policies do not have a quoted market price. The actual return on plan assets amounted to EUR 106k and EUR 136k for the years ended December 31, 2016 and 2015, respectively.
Financing as at December 31, 2016 and 2015 was as follows:

	In EUR k
	As at Dec 31,
	2016	2015
Defined benefit obligation	61,379	50,589
Fair value of plan assets	(6,643)	(5,595)
Pension provision	54,736	44,994
The total pension expense for continuing operations breaks down as follows:

	In EUR k
	As at Dec 31,
	2016	2015	2014
Current service cost	712	762	721
Interest expense	1,541	1,485	1,628
Return on plan assets	(136)	(160)	(180)
Past service cost/(income) and other adjustments	(1,874)	(1,247)	—
Net pension expense/(income)	243	840	2,169
Effective at the end of 2013, all defined benefit plans in Germany were modified to close access to new participants and freeze benefits accrued under these plans at December 31, 2013 levels. Interest expense on the frozen obligation relating to these plans will continue to accrue. Due to minor contractual amendments (either individually or collectively) OEC benefited in terms of past service costs. In addition one program during the year ended December 31, 2016 ceased due to the closure of our Ambès (France) plant.
The interest cost and return on plan assets is shown in the finance result, see note (7.5) Finance income and costs. The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension contributions for 2017 amount to EUR 1,726k. The weighted average term of the pension obligation is 21.9 years (prior year: 21.4 years).
The Group paid EUR 11,522k, EUR 11,091k and 10,909k for the years ended December 31, 2016, 2015 and 2014 for state defined contribution pension schemes (statutory pension insurance) in Germany and other countries. This amount is also recognized as personnel expenses (social security costs).

(8.9)	Other provisions
Other provisions are as follows:

	In EUR k			In EUR k
	As at Dec 31,
	2016			2015
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Personnel provisions	34,195	24,628	9,567	35,579	24,389	11,190
Provisions for sales and procurement	2,749	2,749	—	2,670	2,670	—
Provisions for environmental protection measures	1,686	507	1,179	1,691	495	1,196
Provisions for restoration	3,001	—	3,001	3,070	—	3,070
Restructuring provision related to Rubber footprint	15,819	15,819	—	—	—	—
Other provisions	16,353	16,353	—	10,503	10,503	—
Total	73,803	60,056	13,747	53,513	38,057	15,456
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
Provisions related to Rubber footprint restructuring include severances, demolition, site remediation and securing expenses, as further described in notes (7.4) Restructuring expenses .
The provision for other obligations relates product liability and patent, tax, anti-trust, legal and advisory services and similar accrued obligations.
The Company does not anticipate any reimbursements related to the provisions recorded.
Other provisions as at December 31, 2016 and 2015 developed as follows:

	In EUR k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ- mental protection measures	Provisions for restoration	Restructuring provision related to Rubber footprint	Other provisions	Total
As at Dec 31, 2015	35,579	2,670	1,691	3,070	—	10,503	53,513
Currency translation	245	94	(3)	101	—	883	1,320
Additions	21,695	2,803	98	159	15,960	12,476	53,191
Utilization	(23,329)	(2,761)	(100)	(329)	(141)	(6,988)	(33,648)
Reversals	(133)	(57)	—	—	—	(521)	(711)
Unwinding of the discount/change in interest rate	138	—	—	—	—	—	138
As at Dec 31, 2016	34,195	2,749	1,686	3,001	15,819	16,353	73,803

	In EUR k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ-mental protection measures	Provisions for restoration	Other provisions	Total
As at Dec 31, 2014	34,531	2,665	1,720	2,096	13,965	54,977
Acquisition of a subsidiary	1,356	—	—	—	—	1,356
Currency translation	830	(60)	—	241	(38)	973
Additions	21,125	2,571	87	733	5,377	29,893
Utilization	(22,267)	(2,506)	(134)	—	(8,784)	(33,691)
Reversals	(288)	—	—	—	(17)	(305)
Unwinding of the discount/change in interest rate	292	—	18	—	—	310
As at Dec 31, 2015	35,579	2,670	1,691	3,070	10,503	53,513

(8.10)	Trade payables, other financial liabilities

	In EUR k
	As at Dec 31,
	2016			2015
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Term Loan	618,059	4,526	613,533	655,089	4,525	650,564
Liabilities from derivatives	863	863	—	163	163	—
Other financial liabilities	202	76	126	280	62	218
Total financial liabilities	619,124	5,465	613,659	655,532	4,750	650,782

Trade payables	122,913	122,913	—	94,213	94,213	—

Total	742,037	128,378	613,659	749,745	98,963	650,782
(a)    Term Loans
On July 25, 2014, Orion entered into a refinancing of its indebtedness. Orion entered into its current EUR-equivalent 665m credit facility term loan (term loan liability denominated in USD: 358m, term loan liability denominated in EUR: 399m) with an original maturity date of July 25, 2021 (the “Term Loans”). Interest is calculated based on EURIBOR (for EUR denominated loan), or LIBOR (for USD denominated loan) plus a 3.75%-4.00% margin (depending on leverage ratio). For both EURIBOR and LIBOR a floor of 1.0% applies. On the basis of the current interest rate level in the EU and the United States, the current term loan bears interest of 5% per annum to be paid on a quarterly basis. At least 1% of the principal amount is required to be repaid per annum; Orion may make additional voluntary repayments. On December 30, 2015, a voluntary redemption of EUR 25.0 million and USD 27.0 million was made. Further debt repayments of EUR 20.0 million and USD 22.0 million were made on January 29, 2016 and July 15, 2016.
On September 30, 2016 the company signed an amendment to the credit agreement, dated as of July 25, to reprice its EUR- and USD- denominated outstanding term loans. The repricing resulted in a 100 basis point reduction to interest, from the previous annual interest rate of 4.75% (3.75% margin plus a fixed floor of 1.00%) to an annual interest rate of 3.75% (3.00% margin plus a fixed floor of 0.75%), and is expected to reduce Orion’s annual cost of debt by approximately €6.2 million. Other provisions of this credit agreement will remain unchanged.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. The transaction costs incurred upon issuance of the Term Loans in 2014 amount to EUR 19,277k. In connection with the repricing described above further transaction costs of EUR 1,878k were incurred and capitalized. In 2016, an amount of EUR 2,547k related to capitalized transaction costs was amortized and recognized as finance costs in this regard (prior year: EUR 2,754k). In addition an amount of EUR 712k was amortized as finance costs due to the voluntary redemption in January and July (prior year: 1,500k).

The carrying value as at December 31, 2016 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred transaction costs of EUR 12,522k (December 31, 2015: EUR 13,903k).
(b)    Revolving credit facility
To generally safeguard the Company’s liquidity, the Company has entered into revolving credit facilities (“RCF”).
As part of the refinancing, on July 25, 2014 the then-existing revolving facility was replaced by a EUR 115m multicurrency revolving credit facility with an original maturity date July 25, 2019. Interest is calculated based on EURIBOR (for EUR drawings), and LIBOR (for USD drawings) plus 2.5%-3.0% margin (depending on leverage ratio). This RCF has not been drawn. Transaction costs in the amount of EUR 2,752k incurred in connection with the RCF are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until July 25, 2019). During 2015, transaction costs of EUR 551k were amortized (prior year: EUR 551k). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 amount to EUR 1,422k as at December 31, 2016 and EUR 1,973k as at December 31, 2015.

(8.11)	Deferred and current taxes

Deferred tax assets	In EUR k
	As at Dec 31,
	2016	2015
Assets
Intangible assets	1,062	862
Property, plant and equipment	2,796	2,215
Financial assets	18,773	12,735
Inventories	2,577	2,912
Receivables, other assets	1,999	9,574
Liabilities
Provisions	18,542	13,303
Liabilities	39,106	35,912
Other
Loss carryforwards	20,593	20,914
Total deferred tax assets	105,448	98,427
Netting with deferred tax liabilities	(44,493)	(43,173)
Deferred tax assets (net)	60,955	55,254

Deferred tax liability	In EUR k
	As at Dec 31,
	2016	2015
Assets
Intangible assets	1,198	1,273
Property, plant and equipment	45,858	45,324
Financial assets	20,233	11,565
Receivables, other assets	14,795	11,894
Liabilities
Provisions	5,129	5,422
Liabilities	1,837	7,747
Total deferred tax liabilities	89,050	83,225
Netting with deferred tax assets	(44,493)	(43,173)
Deferred tax liabilities (net)	44,557	40,052
Net deferred tax	(16,398)	(15,202)

Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards can be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.
As of December 31, 2016 and 2015, certain loss carryforwards were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.
The following tax loss and interest carryforwards were recognized as at December 31, 2016 and 2015 (gross amounts):

	In EUR k
	As at Dec 31,
	2016	2015
Corporate income tax loss carryforwards	86,384	84,166
Trade tax loss carryforwards	40,370	45,382
Total	126,754	129,548
No deferred tax assets were recognized for the following items (gross amounts):

	In EUR k
	As at Dec 31,
	2016	2015
Deductible temporary differences	28,449	19,002
Corporate income tax loss carryforwards	154,009	135,006
Trade tax loss carryforwards	2,353	3,744
Interest carryforwards for tax purposes	17,771	7,314
Total	202,582	165,066
The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 149,826k (prior year: EUR 132,151k). EUR 5,878k (prior year: EUR 6,598k) expires within 1 to 5 years.
No deferred taxes were recognized on a taxable temporary difference of EUR 21,263k (prior year: EUR 17,120k) in connection with subsidiaries (IAS 12.39).

(9)	Notes to the statement of cash flows
Significant non-cash expenses for the year ended December 31, 2016 mainly consist of unrealized foreign currency losses on our USD Term Loan amounting to EUR 3,283k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to the Euro depreciating against the U.S. Dollar from 1,0887 USD/EUR as at December 31, 2015 to 1,0541 USD/EUR as at December 31, 2016 and amortization of capitalized transaction costs of EUR 3,810k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2015 the unrealized foreign exchange rate loss on the Term Loan amounted to EUR 16,553k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to a decrease of USD foreign exchange rate from 1.2141 USD/EUR as at December 31, 2014 to 1.0887 as at December 31, 2015. Additionally, amortized capitalized transaction expenses for senior secured notes and term loans amounted to EUR 4,804k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2014 the unrealized foreign exchange rate loss on the Term Loan amounted to EUR 28,920k due to a decrease of USD foreign exchange rate from 1.3461 USD/EUR as at July 25, 2014 to 1.2141 as at December 31, 2014. Additionally, amortized capitalized transaction expenses for senior secured notes and term loans of EUR 3,373k,discharged capitalized transaction expenses from our redeemed bond financing and revolving credit facility of EUR 16,292k and release of unrealized losses of EUR 9,931k recorded in other comprehensive income due to restructuring of our internal financing structure in the fourth quarter, lead to significant non-cash expenses for the year ended December 31, 2014.

(10)	Other notes

(10.1)	Capital management
Equity within the meaning of our capital management means invested capital. This consists of the reported equity and the Term Loans incurred less reported cash and cash equivalents.
The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and demonstrates an optimized cost structure to minimize cost of capital in order to support its business and maximize shareholder value, thereby safeguarding the Group’s ability to continue as a going concern. In order to achieve this overall objective, the Group’s capital management, amongst other things, observes its covenants in the Credit Agreement to ensure compliance with covenants at all times.
The capital management goals, guidelines and procedures as described in the following sections have remained unchanged since the Group commenced operations on July 29, 2011.
As at December 31, 2016 and 2015 invested capital consists of the following:

	Interest rate	Maturity	Comment	In EUR k
				As at Dec 31,
				2016	2015
Reported equity	N/A	N/A		52,882	49,686
Term Loans (see note (8.10(a)))	Interest after repricing: EURIBOR / LIBOR (Floor 0.75%) plus 3.00% Margin	July 25, 2021	1% minimum repayment / year; voluntary additional repayments	618,059
	Interest rate before repricing: EURIBOR / LIBOR (Floor 1.00%) plus 3.75%-4.00% Margin depending on Leverage	July 25, 2021	1% minimum repayment / year; voluntary additional repayments		655,089
Cash and cash equivalents	N/A	N/A	N/A	(73,907)	(65,261)
Total invested capital				597,034	639,514

(10.2)	Additional disclosures on financial instruments
The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement.

	In EUR k
	2016	2015	2014	2016	2015	2014
	Loans and receivables			Financial assets held for trading / Financial assets designated as hedging instruments
Income from the reversal of bad debt allowances	3,099	1,285	—	—	—	—
Income from the currency translation of monetary items	20,598	5,008	—	—	—	—
Income from the valuation of derivatives	—	—	—	217	2,202	30,088
Expenses from the currency translation of monetary items	(23,498)	(1,930)	(2,142)	—	—	—
Expenses from the valuation of derivatives	—	—	—	(999)	(2,247)	—
Expenses for bad debt allowances on trade receivables	(4,585)	(1,957)	(2,162)	—	—	—
Result from loans and receivables	157	1,577	943	—	—	—
Income from exchange differences	—	—	—	—	—	—
Other interest-like income	514	368	204	—	—	—
Total	(3,715)	4,351	(3,157)	(782)	(45)	30,088

	In EUR k
	2016	2015	2014	2016	2015	2014
	Liabilities held for trading			Liabilities measured at amortized cost
Income from the currency translation of monetary items	—	—	—	3,878	—	9,560
Expenses from the currency translation of monetary items	—	—	—	—	(16,553)	(51,792)
Expenses from the valuation of derivatives	(11,549)	(7,315)	(3,144)	—	—	—
Interest expenses from loans	—	—	—	(33,567)	(41,174)	(69,174)
Other interest-like expenses	—	—	—	(1,847)	(1,088)	(57,663)
Total	(11,549)	(7,315)	(3,144)	(31,536)	(58,815)	(169,069)
The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. The table below shows a comparison of the carrying amount to the fair value of each financial asset and financial liability as at December 31, 2016 and 2015:

	In EUR k
	2016	2015	2016	2015
	Carrying amount		Fair value
Loans and receivables
Trade receivables	190,503	172,123	190,503	172,123
Loans	1,357	868	1,357	868
Miscellaneous financial assets	3,259	3,269	3,259	3,269
Cash and cash equivalents	73,907	65,261	73,907	65,261
Total	269,026	241,521	269,026	241,521

Financial assets held for trading
Receivables from derivatives	2,826	2,038	2,826	2,038

Total financial assets	271,852	243,559	271,852	243,559

Liabilities measured at amortized cost
Term loan	618,059	655,089	630,581	668,992
Trade payables	122,913	94,213	122,913	94,213
Other financial liabilities	202	280	202	280
Total	741,174	749,582	753,696	763,485

Liabilities held for trading
Liabilities from derivatives	863	163	863	163
Total financial liabilities	742,037	749,745	754,559	763,648

The table below presents the allocation of the fair values to the fair value hierarchy levels (see note (2.5)    Significant accounting policies).

	In EUR k
	As at Dec 31,
	2016	2015	2016	2015	2016	2015
	Level 1		Level 2		Level 3
Financial assets measured at fair value
Receivables from derivatives	—	—	2,826	2,038	—	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	—	863	163	—	—
Liabilities for which fair values are disclosed:
Term loan	—	—	630,581	668,992	—	—
The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts, commodity forward contracts and interest rate caps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. As at December 31, 2016, the fair value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

The fair value of our Term Loans are estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and compared against institutional quotes.
The following tables show a current and non-current classification for currency, interest rate and commodity derivatives:

	As at Dec 31,
	2016	2015	2016	2015	2016	2015
	Total		Thereof current		Thereof non-current
	In EUR k
Receivables from foreign currency derivatives	271	18	271	18	—	—
Receivables from interest rate derivatives	1,022	2,020	—	—	1,022	2,020
Receivables from combined interest rate and foreign currency derivatives	205	—			205
Receivables from commodity derivatives	1,328	—	1,328	—	—	—
Total receivables from derivatives	2,826	2,038	1,599	18	1,227	2,020
Liabilities from foreign currency derivatives	—	163	—	163	—	—
Liabilities from commodity derivatives	863	—	863			—
Total liabilities from derivatives	863	163	863	163	—	—
Receivables from commodity derivatives and liabilities from commodities as at December 31, 2016 are designated to cash flow hedges in its entirety.
According to financial risk management goals (see note (10.3) Financial risk management) the group enters into derivatives. Depending on the impact on financial statements, the Group decides to account for currency, interest rate and commodity derivatives as cash flow hedges if the criteria for hedge accounting are met.
In 2016 the Group has entered into commodity derivative agreements to hedge the price fluctuations of certain carbon black oil purchases and the related indexed sales which are designated as cash flow hedges to hedge the impact of raw material price fluctuations on cost of sales for specific sales. The effective portion of the change in fair value of the derivative is recorded in accumulated other comprehensive income until revenues and hence cost of sales are recorded for the specific sales. The agreements have a maturity of three months. Specific sales follow with a time delay of up to two months in which the cash flows are expected to occur and profit or loss will be affected. The amount recorded in other comprehensive income as of Decmber 31, 2016 amount to EUR 752k net of tax. During the five months both cash flow impacts occur and effects are recycled through profit and loss. The amount recognized in other comprehensive income for the year ended December 31, 2015 was EUR nil.
In 2016, net income of EUR 218k arising from the valuation of derivatives (in 2015 net expense of EUR 3,414k and in 2014 net income of EUR 1,516k) was included in the financial result and net expenses of EUR 14k (EUR 877k and EUR 1,529k in 2015 and 2014) arising from the valuation of derivatives were included in the operating result.
In 2016, a total of nil unrealized losses/gains from cash flow hedges that had been recognized in other comprehensive income was reversed into finance result (in 2015 nil unrealized losses and 2014: EUR 1k unrealized losses).
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
(a)    Market risk
Market risk can generally be divided into interest rate risk, currency risk and commodity risk. Currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant Group companies and through payments of foreign currency debt.
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
Both Euro and U.S. Dollar denominated tranches of the Term Loans, as well as the RCF have variable interest rates based on EURIBOR or LIBOR reference rates. The Term Loans include a floor at 0.75% per annum; i.e. the applicable minimum reference rates are set at 0.75% per annum. To reduce interest rate risk, the Group has entered into interest rate caps on August 28, 2014 and September 2, 2014 as indicated below:

In Currency k				Nominal Amount at Year End
Currency	Strike	Start Date	Expiry Date	2016	2017	2018	2019	2020
EUR	1%	31/12/2014	31/03/2021	275,000	200,000	150,000	75,000	25,000
USD	2.5%	31/12/2014	31/03/2021	250,000	200,000	125,000	75,000	25,000
Total[1]				512,169	389,735	268,585	146,151	48,717
1)USD/EUR exchange rate of 1.0541
Cash flow hedges
The Group has designated, as of November 28, 2014 the entire interest rate caps denominated in EUR with an initial nominal amount of EUR 375m against the Term Loan tranches denominated in EUR with nominal amount of EUR 375m, as well as the entire interest rate caps denominated in USD with an initial nominal amount of USD 350m against Term Loan tranches denominated in USD with nominal amount of USD 350m with respect to quarterly interest payments exceeding a 3-months-EURIBOR rate of 1.0% and a 3-months-USD-LIBOR rate of 2.5% respectively. The Group has performed a hedge effectiveness test based on the critical terms match method (prospectively) and the dollar offset test (retrospectively), both on designation date and as of December 31, 2016, which confirmed hedge effectiveness.

The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month EURIBOR and USD-LIBOR of 50 basis points (0.50%) as at December 31, 2016, 2015 and 2014 assuming that all other variables remain unchanged. Furthermore, changes in USD/EUR exchange rates would have an impact on our interest exposure and vice versa changes in interest rates would also have a related impacted on our foreign currency (USD) exposure, which is discussed below. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the then existing revolving credit facilities were utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan as well as a hypothetical change in interest rate of the revolving credit facilities on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2016, 2015 and 2014 is as follows:

	As at Dec 31,
	2016		2015		2014
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	In EUR k
Increase (decrease) in the interest expense	1,013	(622)	(633)	525	842	(842)
Increase (decrease) in income before taxes	(1,013)	622	633	(525)	(842)	842
Increase (decrease) in equity (Cash flow hedge reserve)	181	—	281	—	—	—
Increase (decrease) in total comprehensive income before taxes	(832)	622	914	(525)	(842)	842
As of December 31, 2016 no amounts have been drawn under the current RCF.
Currency risk
Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

To reduce the Group’s foreign currency exposure a portion of the U.S. Dollar denominated Term Loan is designated as hedge of the net investment in a foreign operation. Effective from January 1, 2015, U.S. Dollar 180 million was designated to cover foreign currency risks related to our U.S. business. The hedging amount is equal to the net equity amount as of December 31, 2014 of our affiliated U.S. companies. The net investment hedge accounted for an unrealized foreign exchange loss of EUR 15,231k, net of tax, in other comprehensive income. Furthermore a Cross Currency Swap with a nominal volume of USD 30,000k and a maturity in July 2021 was closed in January 2016. The swap reduces the foreign currency exposure of the U.S. Dollar denominated Term Loan. Notwithstanding a voluntarily repayment of USD 22 million and a regular redemption of 1% in 2016, the Euro-equivalent of the U.S. Dollar Term Loan decreased from EUR 299,979k to EUR 285,558k as a result of repayments and U.S. Dollar exchange rate fluctuation.
The table below shows the sensitivity with regard to the effect of a change in the USD/EUR exchange rate using the outstanding amount as of December 31, 2016 less the designated net investment hedge for the U.S. Dollar-denominated term loan, or the shareholder loan for periods prior to refinancing. Furthermore, changes in interest rates would have an impact on our foreign currency (USD) exposure and vice versa changes in USD/EUR currency rate would also have a related impact on our interest exposure, which is discussed above.

A fluctuation of the USD/EUR exchange rate of 10% with other conditions remaining unchanged would have the following effect on Orion’s consolidated profit or loss before taxes as at December 31, 2016, 2015 and 2014:

In EUR k	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	2016		2015		2014
FX gain / (FX loss) in finance result	10,436	(12,755)	12,240	(14,960)	27,976	(34,192)
Increase (decrease) in income before taxes	10,436	(12,755)	12,240	(14,960)	27,976	(34,192)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	15,524	(18,974)	15,030	(18,371)	—	—
Increase (decrease) in total comprehensive income before taxes	25,960	(31,729)	27,270	(33,331)	27,976	(34,192)
Commodity risk
Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.
Raw materials are purchased exclusively to cover own requirements.
The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.
For example, price volatility is offset by means of price adjustment clauses in supply agreements with customers. The price risk mainly relates to the oil price, which significantly influences the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the Group only makes price adjustments on certain deferred cut-off dates. The residual risk arising from this time delay is monitored continuously. Currently, there are derivative financial instruments utilized, to minimize the risk from the time delay of the Korean business while risks in other regions was minimized significantly by reducing the time needed for price adjustments.
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
Orion held the following liquid funds as at December 31, 2016 and 2015:
Cash and cash equivalents:                  EUR 73.9m and EUR 65.3m, respectively
Revolving credit facility, undrawn:    EUR 115m
As at December 31, 2016 and in the period up to approval of the financial statements the RCF was not drawn.
The following tables show the residual terms of our Term Loan and its impact on our cash flows based on the agreed maturity dates and the total interest and repayment amounts. Implied three months EUR and USD forward rates starting on December 31, 2016 were used to convert foreign currency cash flows in reporting currency.

As at December 31, 2016:

In EUR mill	2017	2018	2019	2020	Thereafter	Total
Debt:[1]
to third parties	26.9	7.4	7.4	7.4	581.5	630.6
Borrowing cost:[2]
to third parties	24.3	25.5	26.1	26.4	21.5	123.9
Total	51.2	32.9	33.5	33.8	603.0	754.5
1) USD/EUR of 1.0541 exchange rate assumed at the date of repayment
2) Interest denominated in U.S. Dollar is translated at a rate of USD/EUR of 1.0541
The following table shows the residual terms of our Term loan and his impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:
As at December 31, 2015:

In EUR mill	2016	2017	2018	2019	Thereafter	Total
Debt:[1]
to third parties[2]	27.3	7.3	7.3	7.3	619.8	669.0
Borrowing cost:[3]
to third parties	32.8	32.3	32.5	32.7	51.7	182.0
Total	60.1	39.6	39.8	40.0	671.5	851.0
1) USD/EUR of 1.0887 exchange rate is assumed at the date of repayment
2) Includes EUR 20m debt repaid voluntarily in January 2016
3) Interest denominated in U.S. Dollar is translated at a rate of USD/EUR of 1.0887

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
Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers based in countries with high risk are generally covered by letters of credit or credit insurance. As at December 31, 2016, 37 customers owed Orion more than EUR 1m each, which accounted for 56% (prior year: 31 customers accounting for 51%) of outstanding receivables. Three customers had outstanding accounts of more than EUR 5m, representing 17% (prior year: four customers representing 22%) of total receivables.
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
On July 25, 2014, Orion discharged its fully subordinated shareholder loan from Kinove Holdings, which was represented by Preferred Equity Certificates (“B PECs”) issued to Kinove Holdings. Consequently, interest expenses for shareholder loans for the fiscal years 2015 and 2016. For the fiscal year 2014, a Euro equivalent effective interest expense of EUR 17,902k (prior year: EUR 32,305k) was recognized on the B PECs.
In previous years Orion received advisory services from certain entities of its principal shareholders under a consulting and support agreement, which was terminated in conjunction with the IPO in July 2014. An amount of EUR 1,595k was recognized in the fiscal year 2014 with respect to such services. As a result of the termination of the consulting and support agreement, no such fees were incurred in the fiscal years 2015 and 2016.
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
As at December 31, 2016, the co-invested managers indirectly held 4.7% of the shares in Orion Engineered Carbons S.A. The acquisition price for the respective shares acquired by the co-invested managers was based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in Orion Engineered Carbons S.A. as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Certain terms and conditions of the acquisition of the shares were unfavorable for the co-invested managers as co-invested managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the co-invested managers at or even above fair value (due to the unfavorable terms). Therefore, the co-invested managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the co-invested managers amounts to zero at grant date. Accordingly, no expenses had to be recognized in profit or loss as consideration for the services received by the co-invested managers.
Expenses for remuneration to corporate management and other members of management amounted to EUR 9,525k, EUR 6,053k and EUR 4,648k, respectively, for the years ended December 31, 2016, 2015 and 2014 and comprised - except for the pension benefits and the share-based payments - exclusively short-term benefits. The following table presents compensation, including social security costs, pension expenses and other personnel expenses for the years 2014 through 2016:

	In EUR k
	Years ended Dec 31,
	2016	2015	2014
Wages & salaries	5,458	4,253	3,893
Social security costs	128	114	79
Pension expenses	443	357	375
Other personnel expenses	782	421	301
Share based payments	2,714	907	—
Total	9,525	6,053	4,648
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 52,194k (2015 and 2014 EUR 58,368k and EUR 81,800k). Payables to DGW KG amount to EUR 10,353k at year end (Prior year: EUR 8,296k). Sales and service provided to DGW KG in year ended December 31, 2016, 2015 and 2014 amounted to EUR 2,428k, EUR 2,453k and EUR 2,202k. Receivables from DGW KG at December 31, 2016, 2015 and 2014 were EUR 214k at each date.

(10.5)	Contingent liabilities and other financial obligations
As at December 31, 2016 and 2015 contingent liabilities and other financial obligations break down as follows:
The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity:

Maturity	In EUR k
	As at Dec 31,
	2016	2015
Less than one year	4,058	5,478
1 to 2 years	2,853	3,736
2 to 3 years	2,752	2,326
3 to 4 years	2,339	2,615
4 to 5 years	2,402	2,254
More than 5 years	6,181	8,327
Total	20,585	24,736
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	In EUR k
	As at Dec 31,
	2016	2015
Less than one year	147,857	64,850
1 to 5 years	227,074	120,478
More than 5 years	38,435	37,443
Total	413,366	222,771

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and have focused on target emission levels, emission caps, changes in raw materials, installation of air pollution control technology as well as potential civil penalties and environmental mitigation projects and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action. The Company received a first draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms several times in response to counter-proposals presented by the Company. The discussions continue, now based on the draft of a Consent Decree the latest version of which the Company received from the EPA in January 2017. The Company currently expects that further mark-ups of the draft Consent Decree will be exchanged with the EPA and further meetings with the EPA on these matters will occur as long as the Company continues to consider possible settlement to resolve the NOVs.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations. The Company is continuously examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counterproposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on EPA’s public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013, Cabot agreed to pay a U.S. Dollar 975,000 civil penalty to the EPA and fund U.S. Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 85 million. In March 2015, Continental agreed to pay a U.S. Dollar 650,000 civil penalty and fund U.S. Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement that it estimated would require investments of approximately U.S. Dollar 98 million. As of February 2017, none of the Company’s other U.S. competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above, i.e. could be in a range between approximately U.S. Dollar 110 -

140 million to be spent over a time period of up to seven years (not taking into account a potential recovery of amounts under the indemnity from Evonik). We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach a comprehensive understanding with the EPA as to the overall approaches to be taken toward settlements at all of our U.S. plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of such mitigation projects that are customarily part of any settlement with the EPA, were one to be reached. The Company has received the indication that a potential settlement could foresee the commitment to civil penalties and the financing of mitigation projects in the aggregate amount of up to approx. U.S. Dollar 1.5 million. The Company has established a provision related to penalties and mitigation projects which it considers appropriate. However, the overall capital costs necessary to settle the EPA matter, were we to do so, remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the total financial impact of this enforcement action on the Company remains unclear.

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

Pledges and guarantees
The following group companies jointly and severally declared a first ranking pledge over the collection of assets in separate agreements for the banking syndicate for the Term Loans and RCF on July 25, 2014:

•	Orion Engineered Carbons Holdco S. A. S.

•	Orion Engineered Carbons S. A. S.

•	Orion Engineered Carbons Holdings GmbH

•	Orion Engineered Carbons Bondco GmbH

•	Orion Engineered Carbons GmbH

•	Orion Engineered Carbons International GmbH

•	Orion Engineered Carbons Holdco S. r. l.

•	Orion Engineered Carbons S. r. l.

•	Orion Engineered Carbons Korea Co.,Ltd.

•	Orion Engineered Carbons Co.,Ltd.

•	Orion Engineered Carbons S.A.

•	Orion Engineered Carbons sp. z o.o.

•	Orion Engineered Carbons Holdco AB

•	Norcarb Engineered Carbons AB

•	Orion Engineered Carbons USA Holdco LLC

•	Orion Engineered Carbons LLC
The pledge serves as collateral for claims arising out of the credit agreement for up to USD 358m (U.S. Dollar Term Loan), EUR 399m (Euro Term Loan) and EUR 115m (RCF) dated July 25, 2014.
As at December 31, 2016 Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG of EUR 547k that is unchanged compared to prior year; one bill of lading (“Konnossement”) with a volume of EUR 44k issued by Commerzbank AG; one guarantee with a total volume of EUR 547k issued by Atradius Credit Insurance N.V. (in prior year three guarantees with a total volume of EUR 7,580k issued by Atradius Credit Insurance N.V.), three guarantees issued by Euler Hermes S.A. with a total volume of EUR 14,598k (in prior year three guarantees by Euler Hermes S.A. of EUR 14,598k); two guarantees issued by Coface S.A. of EUR 3,000k; one guarantee issued by Banca Popolare di Milano S. p.A of EUR 8,041k (in prior year one guarantee issued by Banca Popolare di Milano S.p.A of EUR 8,041k); one guarantee insurance issued by Deutsche Bank AG with a volume of EUR 2,000k (in prior year one guarantee issued by HSBC AG with a volume of EUR 2,000k). Also, there is one cash collateral provided by Norcarb Engineered Carbons AB of EUR 31k. None of these guarantees reduce the possible utilization limit of the current RCF.

(11)	Events after the reporting date
On January 23, 2017 Orion voluntary repaid EUR 20.0 million to the lenders of its outstanding term loan.
Luxembourg, February 23, 2017
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

February 23, 2017	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer