Form 20-F
period 2017-12-31
Orion Engineered Carbons S.A.
filed 2018-02-23
CIK 1609804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2017
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file number: 001- 36563

ORION ENGINEERED CARBONS S.A.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven),
Grand Duchy of Luxembourg
(Address of Principal Executive Office)

Christian Eggert, General Counsel Global and Head of Group Legal
+352 270 48 06 0
christian.eggert@orioncarbons.com
6, Route de Trèves
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
59,320,214 common shares, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. Yes ☒ No ☐
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standard Codification after April 5, 2012.
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

•
References in this report to “Kinove Holdings” are to Kinove Luxembourg Holdings 1 S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), owned by investment funds managed by affiliates of Rhône Capital L.L.C., investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited and Luxinva S.A., a wholly-owned subsidiary of the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi;

•	References in this report to “Luxco Coinvest” are to Kinove Luxembourg Coinvestment S.C.A., an investment vehicle owned by members of the Company’s management;

•	References to the “Acquisition” are to the acquisition of the carbon black business line from Evonik Industries AG, completed on July 29, 2011; and

•
References to the “Credit Agreement” are to the Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent, as amended.

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

INDUSTRY, RANKING AND OTHER DATA
Information included in this report relating to industries, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, average prices and other industry data pertaining to our business consists of estimates based on data reports compiled by professional third-party organizations and analysts, on data from external sources, on our best knowledge of our sales and industries in which we operate and on our own calculations based on such information. In many cases we are required to rely on internally developed estimates because there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate industry-related analysis and estimates. While we have compiled, extracted and reproduced industry data from external sources, including third-party, industry or general publications, we have not independently verified the data and cannot guarantee its accuracy or completeness. Similarly, while we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot guarantee their accuracy. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this report.
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

•	the outcome of any in-progress, pending or possible litigation or regulatory proceedings, including the U.S. Environmental Protection Agency (the “EPA”) enforcement action described herein; and

•	our expectation that the markets we serve will continue to grow.
All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries and markets in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for our products;

•	our ability to implement our business strategies;

•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	our ability to realize benefits from planned plant capacity expansions and site development projects and the potential delays to such expansions and projects;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	possible future investigations and enforcement actions by governmental or supranational agencies;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	market and regulatory changes that may affect our ability to sell or otherwise benefit from co-generated energy;

•	tax audits, litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights and know-how;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro, dislocations in credit and capital markets and inflation or deflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws or accepted interpretations of tax laws in those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	the effect of exchange rate fluctuations on U.S. Dollar amounts received as dividends;

•	our status as a foreign private issuer; and

•	potential difficulty in obtaining or enforcing judgments or bringing actions against us in the United States.
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
The following table sets forth selected historical financial information for fiscal years 2017, 2016, 2015, 2014 and 2013 and as of December 31, 2017, 2016, 2015, 2014 and 2013. The financial information for fiscal years 2017, 2016 and 2015 and balance sheet information as of December 31, 2017 and 2016 has been derived from our audited consolidated financial statements included elsewhere in this report. The financial information for fiscal years 2014 and 2013 and balance sheet information as of December 31, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements, which are not included in this report. This information should be read in conjunction with the consolidated financial statements included elsewhere in this report, the related notes and other financial information included herein, as well as in conjunction with quarterly financial information previously filed with or furnished to the Securities and Exchange Commission (the “SEC”).

Income Statement Data	Year Ended December 31,
	2017	2016	2015	2014	2013
(in € million)
Revenue	1,177.2	1,030.1	1,111.8	1,318.4	1,339.6
Cost of sales	(842.4)	(691.8)	(791.5)	(1,017.3)	(1,070.8)
Gross profit	334.8	338.3	320.3	301.1	268.8

Selling expenses	(115.1)	(114.6)	(108.1)	(99.6)	(92.1)
Research and development costs	(16.1)	(14.5)	(13.4)	(13.0)	(10.1)
General and administrative expenses	(68.7)	(68.6)	(62.1)	(54.6)	(52.5)
Other operating income	4.3	5.9	7.5	4.4	8.3
Other operating expenses	(10.8)	(13.8)	(21.8)	(29.9)	(38.7)
Restructuring expenses	(4.6)	(27.9)	—	(4.1)	N/A*
Operating result (EBIT)	123.8	104.8	122.4	104.3	83.8
Finance income	40.4	25.1	17.3	39.3	17.1
Finance costs	(77.1)	(62.5)	(73.4)	(182.7)	(112.7)
Share of profit or loss of joint ventures	0.5	0.4	0.5	0.5	0.4
Financial result	(36.2)	(36.9)	(55.7)	(142.8)	(95.2)
Profit or (loss) before income taxes	87.6	67.9	66.7	(38.5)	(11.4)
Income taxes	(20.7)	(23.2)	(23.8)	(17.4)	(7.5)
Profit or (loss) for the period	66.8	44.6	42.9	(55.9)	(19.0)

Earnings Per Share - basic (€ per share)(1)	1.13	0.75	0.72	(1.11)	(0.43)
Earnings Per Share - diluted (€ per share)(1)	1.10	0.74	0.72	—	—
Dividends per share (€ per share)	0.67	0.67	0.67	0.67	—
* Restructuring expenses for 2013 are included in other operating expenses.

Statement of Cash Flows Data	Year Ended December 31,
	2017	2016	2015	2014	2013
(in € million)
Cash flows from (used in)operating activities	151.8	199.2	214.4	172.4	190.9
Cash flows from (used in) investing activities	(80.7)	(62.2)	(74.8)	(64.5)	(77.2)
Cash flows from (used in) financing activities	(84.0)	(130.4)	(143.5)	(110.0)	(114.7)

Balance Sheet Data	As of December 31,
	2017	2016	2015	2014	2013
(in € million)
Cash and cash equivalents	60.3	73.9	65.3	70.5	70.5
Property, plant and equipment	385.3	387.7	385.9	358.2	333.5
Total assets	974.6	998.6	970.5	1,022.2	1,007.0
Total liabilities	891.3	945.7	920.8	966.9	1,081.2
Total equity(1)	83.3	52.9	49.7	55.3	(74.3)

(1)	Our share capital as of December 31, 2017 was €59,635,126, represented by 59,635,126 common shares with no par value of which 314,912 common shares are held in treasury.
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
Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
September 2017	1.1813	1.1913	1.2041	1.1747
October 2017	1.1648	1.1755	1.1847	1.158
November 2017	1.1898	1.1743	1.1936	1.1577
December 2017	1.2022	1.1836	1.2022	1.1725
January 2018	1.2428	1.2196	1.2488	1.1922
February 2018 (through February 16, 2018)	1.2442	1.2368	1.2482	1.2226
Exchange Rates for the Previous Five Years Ended December 31, 2017

	Period End	Average Rate(2)	High	Low
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.321	1.3927	1.2101
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1072	1.1516	1.0375
2017	1.2022	1.13	1.2041	1.0416

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average of the month-end rates during the relevant period.

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this report should not be construed as representations that Euro amounts included in this report actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this report is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On February 16, 2018, this rate was $1.2442 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this report.

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
Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products. We could incur significant expenditures in connection with such operational risks. These may be caused both by external factors, such as natural disasters, war, acts of terrorism, strikes, official orders, technical interruptions or material defects and accidents or mistakes in internal procedures, such as fire, explosion or release of toxic or hazardous substances. In all of these cases, our property, third-party property or the environment may sustain damage, or there may be human exposure to hazardous substances, personal injuries or fatalities. Such events could result in material financial liabilities, civil or criminal law consequences, the temporary or permanent closure of the relevant production or administrative sites or power plant and a negative impact on our financial condition, results of operations and cash flows.
We are dependent on major customers for a significant portion of our sales, and a significant adverse change in a customer relationship could adversely affect our business, financial condition, results of operations and cash flows.
Customer concentration is driven by the consolidated nature of the industries we serve. In 2017, our top ten customers accounted for approximately 48% of our volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 26% and approximately 51% of our Specialty Carbon Black and Rubber Carbon Black segment volumes measured in kmt for 2017, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers (including due to industry consolidation) or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.
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
Our future financial performance and success largely depend on our ability to maintain our current position and to implement our business strategies for growth successfully. We have undertaken, and will continue to undertake, various initiatives to realign our product portfolio away from standard specialty carbon black and rubber carbon black products to higher margin applications (including the restructuring of our rubber footprint in Korea), and we continue to focus on cost reduction initiatives to optimize our asset base, improve operating efficiencies and generate cost savings. We cannot guarantee that we will successfully implement our business strategies or that implementing these strategies will sustain or improve and not harm our results of operations. In particular, we may not be able to increase or sustain our manufacturing efficiency or asset utilization, enhance our current portfolio of products or achieve other fixed or variable cost savings. In addition, the costs involved in implementing our strategies may be significantly higher than we currently anticipate. For example, our ability to complete capacity expansions as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, the availability of labor and materials, unforeseen hazards, such as weather conditions, adverse political or market developments, and other risks customarily associated with construction projects. Moreover, the cost of expanding capacity could have a negative impact on our financial results until capacity utilization is sufficient to absorb the incremental costs associated with the expansion. Further, labor or governmental restrictions could impede or delay our ability to reduce headcount.
Our business strategies are based on our assumptions about future demand for our products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends on, among other things, our ability to realign our product portfolio, divest businesses or discontinue product lines on favorable terms and with minimal disruptions, finance our operations and product development activities, maintain high-quality and efficient manufacturing operations, relocate and close certain manufacturing facilities with minimal disruption to our operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled technical, managerial, marketing and finance personnel. Any failure to develop, revise or implement our business strategies in a timely and effective manner may adversely affect our business, financial condition, results of operations and cash flows.
We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.
Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2017, raw materials accounted for 71% of our cost of sales. Approximately 90% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. Although we maintain raw material reserves, if any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, we may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.
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
We have made, and may continue to make, investments and acquisitions and enter into joint ventures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties is not always predictable and we may not achieve our anticipated objectives. Our investments may require high initial expenditures, and as in the case of Deutsche Gasrußwerke GmbH & Co. KG (the “German JV”), our joint venture with, among others, the tire manufacturers Continental, Pirelli and Goodyear, ongoing expenditures for modernization and expansion may be required. The German JV finances itself independently. However, any potential future lack of external financing sources may jeopardize the joint venture and may result in negative impacts on our own supply chain and business. Our investments can only be operated profitably if their utilization is warranted by corresponding demands. Should we build up overcapacities that remain unused due to erroneous assessments of market development, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
The Capital Expenditures we might need to incur in connection with the settlement of our enforcement case with the EPA.

On December 22, 2017, a consent decree between Orion Engineered Carbons LLC and the United States on behalf of U.S. Environmental Protection Agency (“EPA”), as well as the Louisiana Department of Environmental Quality, was lodged in the U.S. District Court for the Western District of Louisiana. Once the consent decree is entered by the court, it will resolve and settle the EPA’s claims of noncompliance set forth in the notices and finding of violations from the EPA with respect to the Company's U.S. facilities. Under the consent decree, amongst other obligations, Orion Engineered Carbons LLC will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). We estimate that the capital expenditures for these installments, to be incurred over approximately six years, are U.S. Dollar 110 to140 million.

However, the actual capital expenditures we might need to incur in order to fulfill the requirements of the consent decree remain uncertain. In particular, the consent decree allows some flexibility in both locations and technology solutions. The solutions we choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also make capital expenditures different from what we currently estimate.
We may be subject to information technology systems failures, network disruptions and breaches of data security.
Our information technology systems are an important element for effectively operating our business. Information technology systems failures, particularly in connection with running SAP, including risks associated with upgrading our systems, network disruptions and breaches of data security, could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting, and lead to increased costs. It is possible that future technological developments could adversely affect the functionality of our computer systems and require further action and substantial funds to prevent or repair computer malfunctions. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, cybercrimes, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees or third party providers. Although we have taken steps to address these concerns by implementing sophisticated network security, back-up systems and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including customer data, proprietary technology and trade secrets. To the extent the confidentiality of such information is compromised, we may lose our competitive advantage, and our business, financial condition, results of operations and cash flows may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause customers to purchase from our competitors. Ultimately, any compromise of our data security could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
In 2017, 35 of the former employees in our closed facility in Ambès, France filed claims with the labor court of Bordeaux contesting the termination of their employment and seeking damages. The court has scheduled several hearings on the claims in 2018. We intend to contest these claims and do not believe that their ultimate resolution will have a material adverse effect on our results of operations or financial condition.
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
We operate a global network of production plants, located in Europe, North America, South Korea, China, South Africa and Brazil. Accordingly, our business is subject to risks related to the different legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following: changes in the rate of economic growth, unsettled political or economic conditions, expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; national and regional labor strikes, confiscatory taxation or other adverse tax policies, deprivation of contract rights, trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital, exchange controls, inflation, deflation, currency fluctuations and devaluation, the effect of global environmental, health and safety issues on economic conditions, market opportunities and operating restrictions, changes in foreign laws and tax rates, changes in trade sanctions that result in losing access to customers and suppliers in those countries, costs associated with compliance with anti-bribery and anti-corruption laws, nationalization of private enterprises by foreign governments, and changes in financial policy and availability of credit or financing sources. These factors could adversely affect our business, financial condition, results of operations and cash flows.
Legal and Regulatory Risks
Our operations are subject to environmental, health and safety regulations. We have been and may in the future be subject to investigations by regulatory authorities in respect of alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations.
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
If environmental harm to soil, groundwater, surface water or natural resources is found to have occurred as a result of our current or historical operations, we may be required to incur significant remediation costs at our current or former production facilities or at third-party sites. Many of our facilities have a long history of operation, which may contribute to our environmental compliance and remediation costs due to past spills, chemical storage, wastewater treatment and waste disposal practices and other activities. For instance, many of our facilities have onsite landfills that have been in use for a number of years, and we may incur significant costs when these landfills reach capacity in order to close them in accordance with applicable laws and regulations and to address contamination of soil and groundwater at, under or migrating from the facilities, including costs to address impacts to natural resources. Under certain laws and regulations, the obligations to investigate and remediate contamination at a facility or site may be imposed on current and former owners or operators, or on persons who may have sent waste to that facility or site for disposal. Liability under such laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. As a result, we may incur liabilities for wastes, including hazardous wastes, generated by our operations and disposed of onsite or at offsite locations, even if we were not responsible for the disposal. Further, we may also incur additional closure and cleanup costs in connection with the closure of plants, including costs relating to decommissioning of equipment, asbestos removal and closure of features such as storage tanks, wastewater treatment systems, ponds and landfills.
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
Certain national and international health organizations have classified carbon black as a possible or suspect human carcinogen. To the extent that, in the future, (i) these organizations re-classify carbon black as a known or confirmed carcinogen, (ii) other organizations or government authorities in other jurisdictions classify carbon black or any of our other finished products, raw materials or intermediates as suspected or known carcinogens or (iii) there is discovery of adverse health effects attributable to the production or use of carbon black or any of our other finished products, raw materials or intermediates, we could be required to incur significantly higher costs to comply with environmental, health and safety laws, or to comply with restrictions on sales of our products, and our reputation and business could be adversely affected. In addition, chemicals that are currently classified as harmless may be classified as dangerous in the future, and our products may have characteristics that are not recognized today but may be found in the future to impair human health or to be carcinogenic. See “Item 4. Information on the Company —B. Business Overview —Environmental, Health and Safety Matters.”

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
In connection with such regulation, the European Commission is in the process of defining “nano-material. According to its recommendation of October 18, 2011 (2011/696/EU) carbon black is defined as a nano-material. In a similar approach, the International Organization for Standardization (“ISO”) developed the ISO TC 229 “Nanotechnologies,” which considers carbon black a “nano-structured material.” The industry is not yet generally affected by these definitions. However, certain regulations regarding cosmetics applications or articles which are intended for food contact have already been implemented, and other regulations are being discussed which may affect the use of carbon black in the future. This development may significantly affect our business in a manner we cannot predict, including by increasing the costs of doing business.
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

In addition, effective January 2015, South Korea commenced a GHG emissions trading scheme (“South Korean ETS”), with the goal of achieving a 37% reduction in GHG emissions relative to the projected business-as-usual case by 2030. Participation is mandatory for South Korean legal entities that emit over 125,000 tons of CO2 equivalent (“tCO2e”) annually and for workplaces that discharge over 25,000 tCO2e annually. The design concept of the South Korean ETS is similar to the European ETS. The South Korean ETS covers industries (including the petrochemical sector), electric power producers, the transportation sector and commercial properties, among others, including our South Korean operating entity. The emissions allowance allocated to our South Korean operating entity in 2015 was set at 88% (“Allocation Rate”) of the projected emissions when operating at full capacity. The Allocation Rate was reduced to 84% in 2016 and 82% in 2017. We initially sought administrative relief by appealing to South Korea’s Environment Ministry—subsequently succeeded by the Ministry of Trade, Industry and Energy (“Ministry”)—under Article 38 of the GHG Emissions Allowance and Trading Act to effectively seek an increase in the allowance. When this appeal failed to deliver the desired outcome, we filed a legal action with the Seoul Administrative Court (“Trial Court”) against the Ministry in February, 2015 to seek judicial relief. On February 2, 2017, the Trial Court rendered a verdict in favor of the Ministry. We filed an appeal to the appellate court in February 2017, but the Trial Court's decision was affirmed on July 11, 2017. We have purchased adequate amount of carbon credits to cover the expected deficits for the first three year carbon trading period (2015-17). On August 8, 2017, we appealed the appellate court's decision with the South Korean Supreme Court, where the case remains pending. It is difficult to assess at this time our chances of success in the appeal process.
In June 2016 the Republic of South Africa issued a draft regulation pertaining to “Carbon Offsets.” Our business operation in South Africa is subject to the newly developed GHG-related law Carbon Tax Bill. Although this law was intended to be in effect from January 1, 2017, it is still in draft form, the second draft proposal has been issued by the SA Treasury Ministry on Dec 26, 2017. As the next step, a public hearing process has been started and led by the Parliament sometime in 2018, therefore the final law may not be in force until 2019. The carbon black process is listed on Table 3 of this bill and a process emission factor was determined for a ton of carbon black produced using furnace black technology. The required tax payment would become due semi-annually. Taking into consideration our expected production levels in Port Elizabeth, the bill likely will have a significant financial impact on our business performance in South Africa.
The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, such as a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 40% reduction by 2030 (compared to 1990 emission levels). The United Nations Conference on Climate Change in December 2015 led to the creation of the Paris Agreement and encourages countries to continuously review and improve their GHG emission reduction goals. While signing the Paris Agreement does not legally bind countries to reduce GHG emissions, countries that participate may respond by enacting legislation or regulations in order to progress in lowering GHG emissions. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the U.S. states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined. There is no assurance that, in the future, the current level of regulation will continue in the jurisdictions where we operate.
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
In December 2006, the European Union signed the REACh (Registration, Evaluation, Authorisation and Restriction of Chemicals) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products through a substance registration process. We have registered under REACh, which is a functional prerequisite to the continued sale of our products in the European Union markets. REACh presents a risk to the continued sale of our products in the European Union should our existing classification registration no longer apply as a result of changes in the interpretation of REACh by the authorities, changes in our product mix or purity, or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products. In March 2016, the European Chemical Agency (ECHA) announced a carbon black substance evaluation, and carbon black was included in the Community Rolling Action Plan (CoRAP). CoRAP listed substances have been prioritized for substance evaluation. The reasons for including carbon black in CoRAP are carbon black being suspected of posing a risk to human health (carcinogenic, suspected reproduction toxicant), exposure of workers, exposure of sensitive populations and a high (aggregated) tonnage and use potential. The start of this evaluation, which will be conducted by ANSES (the French Agency for Food, Environmental and Occupational Health & Safety) is scheduled for 2019 and its outcome will be of significant importance for the carbon black industry.
Additionally, other organizations and countries, including South Korea and China, have adopted or may in the future adopt comparable or even more restrictive regulations than REACh, which could affect our ability to manufacture and sell certain products in the future.
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
We become, from time to time, involved in various claims and lawsuits arising in the ordinary course of our business. Also, certain asbestos related claims have been filed with respect to time periods when Evonik and other preceding owners were in control of our business. Some of those claims are subject to a limited indemnity from Evonik under the agreements related to the Acquisition. Some matters involve claims for large amounts of damages as well as other relief. Additional claims by (former) employees based on alleged past exposure to asbestos may be received in the future.
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
Our intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights, and have licenses to use intellectual property rights covering some of our products as well as certain processes and product uses. We often choose not to seek to patent a production method or product in order to avoid disclosure of business specific know-how. In addition to patents, a significant part of our intellectual property are our trade secrets, general know-how and experience regarding manufacturing technology, plant operation and quality management, which third parties, including our competitors, may develop independently without violating our trade secret rights. We make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect them as trade secrets. In some of the countries in which we operate or sell products, such as China, the laws protecting patent holders are significantly weaker than in the United States, the European Union and certain other developed countries. When we file a patent application, it is usually filed for all countries with active competition, where we have existing customers. Nonetheless, because the laws and enforcement mechanisms in some countries may not be as effective as in others, and because our intellectual property rights may, if asserted, ultimately be found to be invalid or unenforceable, we may not be able to protect all of our intellectual property rights successfully. Insufficient protection of intellectual property may limit our ability to make use of technological advantages or result in a reduction of future profits. This may cause competitive restrictions with an adverse effect on our business, financial condition, results of operations and cash flows.
Irrespective of our intellectual property rights, we may be subject to claims that our products, processes or product uses infringe or misappropriate the intellectual property rights of others. These claims, even if without merit, could be expensive and time consuming to litigate. If we were to lose such proceedings, we could be subject to injunctions, obliged to pay damages or enter into licensing agreements requiring royalty payments and use restrictions, all of which could adversely affect our business, financial condition, results of operations and cash flows. In addition, licensing agreements may not be available to us, and, if available, may not be available to us on acceptable terms.
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
We may be affected by recently enacted tax legislation in the United States.
On December 22, 2017, the president of in the United States signed into law the Tax Cuts and Jobs Act of 2017, which includes substantial changes to the U.S. federal income taxation of individuals and businesses. Although the new law substantially decreases tax rates applicable to corporations in the U.S., we do not yet know what all of the consequences of this new statute will be. In particular, significant uncertainties remain as to how the U.S. government will implement the new law. Given the swift enactment late in the year, it is possible that the Company has not yet fully considered potential implications of the new legislation, including any unintended consequences.

Risks Related to Indebtedness, Currency Exposure and Other Financial Matters
Our significant leverage may make it difficult for us to service our debt and operate our businesses.
Although we have repaid €120.7 million of our €665 million debt since the refinancing in July 2014, we are highly leveraged with significant debt service obligations and expect to continue to have high leverage for the foreseeable future. We may also incur more debt in the future. This may have important negative consequences for our business and investors, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations; reducing the availability of cash flows to fund internal growth through working capital, capital expenditures, other general corporate purposes and payments of dividends; increasing our vulnerability to economic downturns in our industry; exposing us to interest rate increases on our existing indebtedness and indebtedness that we may incur in the future; placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flows; limiting our flexibility in planning for or reacting to changes in our business and our industry; restricting us from pursuing strategic acquisitions or exploiting certain business opportunities; and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.
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

Our current debt instruments impose significant operating and financial restrictions on us. These restrictions include limitations on our ability to, among other things, merge or consolidate with other companies; sell, lease, transfer or dispose of assets; pay dividends, redeem share capital or redeem or reduce subordinated indebtedness; and make acquisitions or investments.
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
We are exposed to market risks relating to fluctuations in foreign currency exchange and interest rates. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations. We are exposed to currency fluctuation when we convert currencies that we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials, meet our fixed costs or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign markets. In each case, the relevant income or expense is reported in the relevant local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Generally, an appreciation of the U.S. Dollar has a negative impact on (by increasing) our Net Working Capital, because a large part of our raw material purchases is in U.S. Dollars. In addition, 42.2% of our outstanding debt obligations are denominated, pay interest in and must be repaid in U.S. Dollars (and certain of our future debt obligations may be denominated in U.S. Dollars), and therefore expose us to additional exchange rate risks. An appreciation of the U.S. Dollar would make our financing under U.S. Dollar-denominated instruments more expensive. Significant changes in the value of the Euro relative to the other currencies could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we are exposed to adverse changes in interest rates. We manage our foreign exchange risk through normal operating and financing activities and, when deemed appropriate, through the selective use of derivative transactions, the effectiveness of which is dependent, in part, upon the counterparties to these contracts honoring their financial obligations to us. We cannot be certain that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations, and our financial results could be adversely affected.
From time to time, it may be necessary for us to enter into hedging arrangements to reduce the impact of price and exchange rate volatility. Unavailability or inefficiency of hedging could adversely affect our business, financial condition, results of operations and cash flows.
In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011, we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments. Generally, we incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on volumes in kmt in 2017, approximately 35% of our contracts were non-indexed (approximately 26% in our Rubber Carbon Black segment and approximately 65% in our Specialty Carbon Black segment). Approximately 65% of our contracts are formally based on index price adjustments. In regions where pricing formulas are less prevalent we stipulate regular raw material cost adjustments in our customer agreements. A one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. Starting in 2016, we have entered from time to time into limited short-term commodity derivatives for a specific carbon black oil grade. It may be necessary for us to enter into hedging arrangements in the future to reduce the impact of raw material or energy price volatility or currency and exchange rate fluctuation, which may or may not be effective. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.
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
Ongoing deterioration of the sovereign debt of certain EU Member States together with the risk of contagion to other, more stable, countries have raised multiple concerns as to the stability and the overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the re-introduction of individual currencies in one or more EU Member States, or, in particularly dire circumstances, the possible dissolution of the Euro entirely. This has caused macroeconomic disruption and might also do so going forward. In addition, uncertainties remain in Europe following the United Kingdom’s “Brexit” vote, which has caused significant volatility in global financial markets and had an adverse effect in the exchange rate of the Euro with respect to the U.S. Dollar. “Brexit” and upcoming elections in Europe may further affect global financial markets and the Euro - U.S. Dollar exchange rate.
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
Inflation in certain countries where we operate may adversely affect our business by increasing the cost of raw materials, energy, labor and transportation. Current or future efforts by governments to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our products in order to maintain satisfactory margins; however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
In analyzing the value of our inventory, property, plants and equipment, investments and intangible assets, we have made assumptions about future sales (prices and volume), costs and cash generation. These assumptions are based on management’s best estimates and, if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded, which could lead to an impairment or write-off of certain of these assets. We may be required to impair or write off other assets in the future, which could have a material adverse effect on our business, financial condition and results of operations.

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
Significant changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions, as well as changes in their interpretation, could adversely affect our business, financial condition, results of operations and cash flows.
Our future tax rates may be adversely affected by a number of factors, including the enactment of new tax legislation such as the recent U.S. tax reform, other changes in tax laws or the interpretation of such tax laws, changes in the estimated realization of our net deferred tax assets (arising, among other things, from tax loss carry forwards and the Acquisition), the jurisdictions in which profits are determined to be earned and taxed, adjustments to estimated taxes upon finalization of various tax returns, increases in expenses that are not deductible for tax purposes, including write-offs of acquired in process R&D and impairment of goodwill in connection with acquisitions, changes in available tax credits and additional tax or interest payments resulting from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from period to period. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions, as well as changes in their interpretation, could increase our tax rates and adversely affect our financial results in those periods.
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

In particular, the agreement with Evonik provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Almost all of the allegations made by the EPA with regard to Company’s U.S. facilities relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we will incur in the EPA enforcement initiative and its respective settlement could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs or expenditures incurred under the indemnity as we expect or at all.

We could experience a material adverse effect on our financial condition if the tax authorities were to successfully challenge decisions and assumptions we have made in assessing and complying with our tax obligations.
We make, and have in the past made, numerous decisions and assumptions in assessing and complying with our tax obligations, including in respect of the tax treatment of the separation of our business from Evonik, the Acquisition, assumptions regarding the tax deductibility of certain interest expenses under German tax regulations, the upholding and recognition of our German tax group and the applicability of the regulations to our business as a group headquartered by a Luxembourg company. Many of the tax laws that apply to us, including tax laws that apply to the separation of our business from Evonik and the Acquisition, are complex and often require judgments to be made when the law is unclear or the facts are uncertain. While we believe the decisions we have made and the assumptions and practices we have applied are reasonable and accurate, we cannot guarantee that these decisions, assumptions and practices will not be questioned or rejected by the tax authorities. In particular, we are subject to tax audits for the period in which the Acquisition occurred by tax authorities in multiple jurisdictions worldwide, and in many cases these audits have not yet begun or have not been completed and could give rise to issues of this kind. If these tax authorities were to successfully challenge such decisions or assumptions, we could be required to pay additional amounts to such authorities to satisfy our tax obligations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Failure to maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.
As a public company, we are required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), which requires, an annual report on management’s assessment of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business, increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.
If securities or industry analysts do not or not continue to publish research or reports about our business, or if they adversely change their recommendations regarding our common shares, the market price and trading volume of our common shares could decline.
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
As a foreign private issuer (as such term is defined in Rule 405 under the Securities Act of 1933), we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC (such as quarterly reports on Form 10-Q or current reports on Form 8-K) as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, there may be less publicly available information about us than is regularly published by or about U.S. issuers and our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors. In addition, while we voluntarily comply with the governance requirements of the NYSE, as a foreign private issuer we are not required to comply with most of these requirements, including those relating to the independence of the members of our Board of Directors and its committees, and we could decide in the future not to comply with them.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
Although we expect that we will continue to maintain our status as a foreign private issuer for the time being, we could cease to be a foreign private issuer if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet certain additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely affect trading in our common shares and our ability to conduct equity financings.
Our corporate affairs are governed by our Articles of Association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. Luxembourg laws may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. As a result, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers than they would as shareholders of a corporation incorporated in the United States.
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

In addition, actions brought in a Luxembourg court against us or the members of our Board of Directors and our officers to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors or our officers. In addition, even if a judgment is obtained against our company, the non-U.S. members of our Board of Directors or our officers based on the civil liability provisions of the U.S. federal securities laws, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.
Under our Articles of Association, we may indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The right to indemnification does not exist in the case of gross negligence, fraud or wrongful misconduct. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and are subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.
Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a joint stock corporation organized under the laws of Luxembourg with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
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
Historically, our business operated as a business line of Evonik. Effective July 29, 2011, private investors indirectly acquired from Evonik the entities operating its carbon black business.
On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of $18.00 per share (the “IPO”). The common shares were sold by Kinove Holdings, the former majority shareholder in the Company. The Company did not receive any proceeds from the sale of common shares in the IPO, although Kinove Holdings made a contribution to the subscribed capital and the reserves of the Company of approximately $286 million (€212 million, based on the exchange rate at the time) as part of the refinancing that occurred substantially simultaneously with the IPO. During 2017, Kinove Holdings sold off all its remaining common shares in four registered secondary public offerings. The Company did not receive any proceeds from the sale of common shares in those offerings. Currently, we operate on a fully stand-alone basis with all our shares held by public investors except for 314.912 shares held by us in treasury.
In 2015 we completed the acquisition of Qingdao Evonik Chemical Co., Ltd. now operating as OECQ. OECQ has an annual production capacity of 75 kmt, mainly designated for rubber carbon black products. By the end of 2016 we ceased production at our Ambès (France) plant. This side accounted for a production capacity of 40 kmt in standard rubber carbon black products.

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
We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•
Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% in 2017 measured by volume in kmt. Our estimated share of global industry specialty carbon black sales remained relatively stable in the past three years (26% in 2016 and 25% in 2015). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

•
Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network and an estimated share of global industry sales of approximately 7% in 2017 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 13% in each of our major operating regions. Our estimated market share for this segment decreased in 2017 to 7% from 8% as a result of ceased production at our Ambès (France) plant end of 2016.

We have over 80 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.
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
We operate a modern global supply chain network currently comprising 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and 3 sales companies, as well as one jointly-owned production plant in Germany. Our Ambès (France) plant ceased production as of December 31, 2016.
Products and Applications
We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2017 we offered more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty and technical grade rubber carbon black products and stable margin rubber carbon black products.
We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new post-treated specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we developed two product families: PUREX® for mechanical rubber goods (“MRG”) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.
Specialty Carbon Black
Overview
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% measured by volume in kmt in 2017. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.
In 2017, our Specialty Carbon Black segment generated €424.6 million in revenues, 261.4 kmt in volume, €128.9 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 30.4%.The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2017, Polymer applications accounted for about 68% of our volume measured in kmt, Printing accounted for nearly 16%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.

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
We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 25% of the Specialty Carbon Black segment volume in 2017. We have been supplying most of our blue-chip customers for a period of over 30 years.
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
We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 36% of Coatings volume in 2017.

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
Customers
Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and Schulman, for over 30 years. Our top five customers accounted for approximately 33% of Polymers volume in 2017.
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

We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2017. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.
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
Customers
The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key players. Sourcing decisions are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun/DIC and Toyo Ink, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 71% of Printing volume in 2017.
Special Applications
The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 33% of Special Applications volume in 2017.
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
Competition
We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 26% measured by volume in kmt in 2017. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla are the other two large global producers of specialty carbon black with shares of global industry sales of approximately 22% and 15%, respectively, in 2017 based on volume (Source: Orion internal study). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.
Rubber Carbon Black
Overview
We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 7% in 2017 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of industry sales is higher than our global share based on volumes. For example, we estimate that in 2017 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (19%), North America (16%), South Korea (47%), South Africa (91%) and Brazil (21%). In 2017, our largest rubber carbon black customer accounted for approximately 16%, the second and third largest for approximately 10% each of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.
In 2017, our Rubber Carbon Black segment generated €752.6 million in revenues, 826.0 kmt in volume, €98.8 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 13.1%. Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we have higher sales revenue from mechanical rubber goods due to higher margins on such products.
We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications. Our 2015 acquisition of OECQ in China is further strengthening our Asia-Pacific footprint.
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
Customers
Given the highly consolidated nature of the tire industry, our top ten customers represented slightly more than 85% of our tires volume in 2017. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in major global regions. We have been serving certain of our key customers for over 20 years.
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
Customers
We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 50% of our mechanical rubber goods volume in 2017. We have a diversified geographic presence with significant exposure to the European, North and South American and Asian MRG markets. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers for over 20 years.
Competition
We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 7% in 2017 measured by volume in kmt. Cabot, Birla and Black Cat were the three largest global producers of rubber carbon black in 2017 with estimated shares of global industry sales of approximately 14%, 11% and we believe in the range of 8%, respectively, based on our best estimates.
Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2017 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (19%), North America (16%), South Korea (47%), South Africa (91%) and Brazil (21%).The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.
Procurement and Raw Materials
In 2017, raw materials accounted for 71% of our cost of sales. Approximately 90% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.
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
Production
Production Facilities
We currently operate a global platform of 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and 3 sales companies as well as one jointly-owned production plant in Germany. Our Ambès (France) plant ceased production as of December 31, 2016. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,275 kmt in 2017, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil, 75 kmt was in China, 65 kmt was in South Africa, and the capacity of the German JV proportionate to our shareholding. We estimate that our average plant utilization rate was 90% in 2017.
The following map provides an overview of the geographical footprint of our production network as of December 31, 2017.

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
In the United States, we have four wholly-owned production plants. Our Ivanhoe (Louisiana) production site occupies a total area of approximately 376,000 sqm and has a total annual production capacity of approximately 122 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Borger (Texas) production site occupies a total area of approximately 688,000 sqm and has a total annual production capacity of approximately 105 kmt. In 2014 we converted one of the rubber carbon black production lines at the Borger production site into a specialty carbon black production line. The plant utilizes the furnace and the thermal black production processes, and is equipped with co-generation facilities. Our Orange (Texas) production site occupies a total area of approximately 77,000 sqm and has a total annual production capacity of approximately 74 kmt currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Belpre (Ohio) production site occupies a total area of approximately 202,500 sqm and has a total annual production capacity of approximately 74 kmt. The plant has four production lines, only one of which is designated for rubber carbon black products. The production site utilizes the furnace black production process. For our U.S. production sites we have recently settled with the EPA to implement install certain pollution control technology that could potentially affect their utilization. See “Item 4. Information on the Company—B. Business Overview—Environmental, Health and Safety Matters-Environmental—Environmental Proceedings.”
In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total annual production capacity of approximately 55 kmt, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt are designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. In addition, one of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 154,000 sqm and has a total annual production capacity of approximately 190 kmt. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process. In connection with our global rubber footprint initiative we expect to consolidate our two Korean plants at the Yeosu facility and close our Bupyeong plant in the course of 2018.
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
Flexible Specialty Carbon Black and Rubber Carbon Black Production Platform
Our existing flexible production platform allows us to convert production lines from tire carbon blacks to mechanical rubber goods and specialty carbon blacks to meet changing industry dynamics with often only minor investment. For example, we have migrated production lines from rubber carbon blacks to specialty carbon blacks at our Malmö (Sweden), Belpre (Ohio) and Borger (Texas) plants. Our flexible production platform also enables us to shift additional production capacity to higher margin carbon black products, at the same time reducing or discontinuing less profitable product lines. We have made investments in strategic sites to increase the flexibility of our production platform. We have upgraded our rubber carbon black production lines for mechanical rubber goods in South Korea and Italy and added a new rubber carbon black production line in South Korea and further increase the flexibility in South Korea through the currently ongoing strategic realignment of our Rubber Carbon Black segment.
Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. Although such capacity realignments entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity, which resulted in cession of production at our Sines (Portugal) facility in December 2013. As an initial step of a global rubber footprint initiative, our French subsidiary ceased carbon black production at our Ambès (France) facility as of December 31, 2016 and commenced the consolidation of our two production facilities in South Korea which is expected to be finalized by the end of 2018.
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
Cost Improvements
We have implemented various initiatives to realize cost improvements throughout our production network, including:

•
Headcount adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel on a like-to-like basis from over 1,500 employees at the time of the Acquisition to 1,343 prior to the OECQ acquisition, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. 184 employees joined the Orion family upon our acquisition of OECQ which increased our headcount at the end of 2015 to 1,527. At the end of 2016 we had a headcount of 1,460 reflecting in particular a layoff of 48 employees at our Ambès (France) plant by end of December 2016. At the end of 2017 we had a headcount of 1,441. Despite these headcount reductions (excluding increase from OECQ acquisition), the number of independent contractors that we use has remained relatively stable.

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

•
Global strategic rubber footprint initiative. We initiated an in depth review of our global rubber engagement in 2016 to shift production and capacities from lower margin standard grades towards higher specialized technical grade rubber products providing higher margins. This strategic realignment of our Rubber segment is an essential transition that requires complementary actions. As a first step, the cost-manufacturing contract between our German entity and its Ambès (France) subsidiary was terminated. Following an intensive review, local French management concluded that no profitable standalone operation was feasible. As a consequence, it was decided to cease the production by end of December 2016. Our Ambès (France) facility had a capacity of approximately 50 kmt per year utilized in production of unviable standard grades. Further steps under this initiative are either at an advanced stage (consolidation of our two Korean plants at the Yeosu facility with the closing of our Bupyeong plant expected to be effected by mid of 2018) or under detailed evaluation (consolidation of further rubber carbon black facilities).
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
Our leading competence center is located in Cologne (Germany) to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 90 FTEs were employed in the Innovation Group in 2017.
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
Spending on Innovation, including both applications technology and process development, amounted to €16.1 million in 2017 and €14.5 million in 2016 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.
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
This approach has yielded several recent successes. For example, our Specialty Carbon Black segment developed a clean and highly dispersible carbon black for use in high-voltage power cables in response to industry requirements for increased efficiency. Our Rubber Carbon Black segment developed a carbon black with unique particle characteristics that increase wear resistance, thereby extending the life of truck tires. These product successes rely on our proprietary production processes. In addition, process improvements have been successfully deployed, creating improved efficiencies and lower costs and is under continued further deployment.
Marketing, Sales and Customer Contracts
We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed approximately 255 FTEs globally at the end of 2017.
Sales
Our Sales department is organized into two main groups: Key Account Management and Regional Sales. The Key Account Management team deals with the largest customers (approximately 70 key accounts) and has dedicated sales people by global account. The Regional sales team covers all other customers (approximately 900 customers, of which approximately 420 are located in Europe, the Middle East and Africa, approximately 230 in the Americas and approximately 290 in Asia-Pacific). The field sales force operates along geographical regions and, where necessary, is combined across our Specialty Carbon Black and Rubber Carbon Black segments. In addition to selling carbon black directly, we work with third-party distributors serving our markets with all required smaller volume lots.
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

Flexible Contracts
Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts based on price adjustment mechanisms:

•
 Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy costs adjustments, which cover approximately 75% of volumes in our Rubber Carbon Black segment and selected large customers volumes exceeding 90 kmt in our Specialty Carbon Black segment in 2017. Considering as well those volumes subject to regular raw material cost adjustment ("de facto formula") the cover rate would increase to 88% in our Rubber Carbon Black segment and to approximately 110 kmt in our Specialty Carbon Black segment in 2017.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.
Many of our indexed contracts allow for monthly price adjustments, while a small portion (by volume sold) allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil prices paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. See “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.” Sales prices under non-indexed contracts (covering approximately 25% of the volumes in the Rubber Carbon Black segment and volumes exceeding 90 kmt in the Specialty Carbon Black segment in 2017) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment usually allows us to implement price adjustments in a reasonably timely manner when oil prices are relatively stable. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, in part as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. As of 2016 we entered into a commodity hedge to address the exposure resulting from the supply of a specific carbon black oil type for our Korean production. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.” In addition, specific contract price adjustment details also affect the pass through of these costs.
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
Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 50 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. We estimate that 54% of our volume in 2017 was delivered in bulk, 36% in intermediate bulk containers and 10% in bags.
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
Environmental, Health and Safety Matters
Protection of humans and the environment, fair treatment of our partners and a clear alignment to the needs of customers are the essential components of our activities. Therefore, we strive not only comply with all applicable laws and voluntary obligations, but strive to continuously improve our performance and management systems. Our integrated global management system with established standards and processes is based on the principles of the Responsible Care, ISO 9001 Quality Management System, ISO 14001 Environmental Management Systems, and OSHAS 18001 Safety Management Systems. All our operating sites are third-party certified by ISO 14001 and ISO 9001. The global management system outlines our processes and procedures practiced in relation to environmental protection, occupational and process safety, health protection and quality management including sustainable compliance, social accountability and product stewardship.
Our operations involve the use, processing, handling, storage and transportation of materials that are subject to numerous supranational, national and local environmental and safety laws and regulations. Our production facilities require operating permits that are subject to renewal or modification. We could incur significant costs, including fines, penalties and other sanctions, third-party claims and environmental cleanup costs, as a result of violations of or liabilities under environmental, health and safety laws and regulations or operational permits required thereunder. We believe that our operations are currently in substantial compliance with all applicable environmental, health and safety laws and regulations. Although our management systems and practices are designed to ensure compliance with laws and regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental, health and safety expenditures. See as well risks described in “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks—Our operations are subject to environmental, health and safety regulations. We have been and may in the future be subject to investigations by regulatory authorities in respect of alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations”.
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
The primary air pollutants of concern include sulfur dioxide (SO2), nitrogen oxides (NOx) and particulates. In order to maintain compliance with emission requirements, we utilize various desulfurization and de-NOx processes. We control the particulate matter by using our state-of-the-art bag filter technology.
With regard to air quality we are subject to emission control provisions at the national as well as at the EU level. The EU Directive No. 2010/75/EU on industrial emissions (“IED Directive”) entered into force on January 6, 2011. It provides for regulation on the prevention and control of pollution from industrial activities and includes rules aiming to reduce emissions into air, water, and land and to prevent the generation of waste. Starting January 2013, the EU member states had to comply with emissions limits for certain industries. Moreover, the IED Directive amended the former EU Directive 2008/1/EC on integrated pollution prevention and control (“IPPC Directive”) by defining best available techniques as binding industry standards. The Best Available Techniques Reference (BREF Notes) document applied to the carbon black industry was developed and implemented in August 2007 and it is subjected to be revised and updated in the next 2 or 3 years by the European Commission.
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
Pursuant to the CAA, the EPA has developed industry-specific National Emission Standards for Hazardous Air Pollutants (“NESHAPs”) for stationary sources classified as “major” on the basis of their hazardous air pollutant emissions. Our U.S. facilities are subject to NESHAPs applicable to carbon black facilities, as well as NESHAPs applicable to industrial boilers. The NESHAPs establish emissions reduction requirements and require use of control technology requirements that meet a minimum standard and which may entail a combination of technology, processes, and techniques. These requirements are imposed through our Title V permits, and require specific monitoring, recordkeeping and reporting requirements. See “—Environmental Proceedings” for information regarding our compliance with the CAA.
In China a reduction of NOx emission limits for a boiler from 300 parts per million (“ppm”) to 200 ppm and dust from 30 micro gram per cubic meter (“mg/m3”) to 20 mg/m3 was required following a change in Chinas Air Pollution Prevention law in October 2017. In addition Chinese government announced that SO2 limits for the boiler will be reduced from 200 ppm to 50 ppm effective in 2018.
Further reduction of NOx emissions from 200 to 100 ppm and dust from 20mg/m3 to 10mg/m3 will become effective in 2019. With effect from calendar year 2020 SO2 emission limits for a dryer will be reduced from 200 ppm to 50 ppm.
In Korea the Clean Air Conservation Act changed, leading to reduced air emission limits for SO2 from 400 ppm to 200 ppm,
NOx from 250 ppm to 150 ppm and dust from 50ppm to 30 ppm. These changes will become effective in calendar year 2020. These regulation changes may require additional capital and operating expenditures for specific equipment or technologies to control emissions.

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
The ETS affects carbon black manufacturers in the European Union. Carbon black production is currently listed on the carbon leakage list, which allows receiving the major share of needed emission allowances free of charge. Nevertheless, this list is reviewed regularly and Carbon Black may be removed from the Carbon Leakage List. See “Item 3. Key Information—D. Risk Factors—Legal and Regulatory Risks—Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.” The preparation for the ETS Phase IV (2021-2030) has been started in 2017 by the European Commission, the European Council and the European Parliament in cooperation and possible new rules will be announced during 2018 with regard to ETS Phase IV. As part of International Carbon Black Association's (“ICBA”) joint activity towards ETS, OEC has initiated an emission data collection. This data collection shall contribute to help developing an industrial benchmark of emission data. Data shall provide a basis for expected discussions and exchanges between environmental agencies across the EU to complete the emission allocation process for ETS Phase IV.
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

The design concept of the South Korean ETS is similar to the European ETS. Each participant receives an allocation of allowed emissions. If the emissions exceed the allocated allowance, then the participant is required to offset such excess emissions through various legally authorized means, such as purchasing certified credits, applying authorized offset credits and borrowing (the use of proceeding year’s allocation). A failure to offset excessive emissions will result in a monetary penalty, equaling three times the market price for the carbon credit traded at the Korean exchange. However, the maximum penalty is set at 100,000 Korean Won (approximately €78 applying an exchange rate of 1,279.61 Korean Won per EUR as of December 31, 2017). As of end-January, the market price for carbon credit is around 22,000 Korean Won (approximately, €17.19). The combined carbon deficit over the first three year period (from 2015 to 2017) was 276,864 tCO2e. We purchased emission rights amount to 2.3 billion Korean Won (approximately €1.8 million) to address this deficit and we are taking steps to mitigate our exposure for future periods through various means, including improvements in the feedstock-to-carbon black conversion ratio, energy optimization to reduce the use of energy at our two sites and pricing the cost of GHG offsets in our offers to our customers. We are also considering taking bid positions in the Korean Exchange to acquire carbon credits at reasonable prices.

Although the South African Carbon Offsets Law was intended to be in effect from January 1, 2017, it is still in draft form, the second draft proposal has been issued by the SA Treasury Ministry on Dec 26, 2017. As the next step, a public hearing process has been started and led by the Parliament sometime in 2018, therefore the final law may not be in force until 2019. The carbon black process is listed on Table 3 of this bill and a process emission factor was determined for a ton of carbon black produced using furnace black technology. The current amount of tax is determined to be 120 ZAR per ton of CO2 emitted into the atmosphere. Our facility in Port Elizabeth is currently in contact with the relevant authority to minimize the impact, however, the final outcome of that negotiation is not known at this time.
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
At the EU level, the European Directive No. 2000/60/EC, also known as the Water Framework Directive (“WTD”), aims to achieve a good qualitative and quantitative status of all water bodies by 2015. Its main goals include expanding the scope of water protection to all waters, including surface waters and groundwater, water management based on river basins, a “combined approach” of emission limit values and quality standards and streamlining legislation. A lot of effort has been put into the preparation and drafting of the River Basin Management Plans by 2009. The Plans should have identified all actions to be taken in the river basin district to deliver the objectives of the WFD. An interim Commission’s Assessment with respect to the status of water conditions in the EU, and activities influencing it, is attesting best water qualities ever since. However, the assessment shows that a more determined effort is needed to ensure achievement of WFD objectives in the enacted 6-year cycles ending in 2021 and 2027.
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

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. On December 22, 2017, a consent decree between Orion Engineered Carbons LLC and the United States (on behalf of EPA), as well as the Louisiana Department of Environmental Quality, was lodged in the U.S. District Court for the Western District of Louisiana. Once the consent decree is entered by the court, it will resolve and settle the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court by the United States on December 22, 2017. All five U.S. carbon black producers have now settled with the U.S. government. We were one of the two last carbon black companies to sign a consent decree.

Under its consent decree, Orion Engineered Carbons LLC will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at our four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). We estimate that the capital expenditures for these installments, to be incurred over approximately six years, are U.S. Dollar 110 to140 million. Orion Engineered Carbons LLC also agreed to pay a civil penalty of $800,000 and to perform environmental mitigation projects totaling $550,000. The penalty and mitigation project costs are in line with the respective reserves already established by us for this purpose. The consent decree also requires the continuous monitoring of emissions reductions by the ÈPA that Orion Engineered Carbons LLC will need to comply with over a number of years. Noncompliance with applicable emissions limits would lead to further penalty payments to EPA.
We caution, however, that the actual capital expenditures we might need to incur in order to fulfill the requirements of the consent decree remain uncertain. In particular, the consent decree allows some flexibility in both locations and technology solutions. The solutions we choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also make capital expenditures different from what we currently estimate.

Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for our facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of our U.S. facilities–as discussed above–relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that substantial costs we will incur in this EPA enforcement initiative and its respective settlement could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover costs or expenditures incurred under the indemnity as we expect or at all. See “Item 3. Key Information -D. Risk-Factors-Risks Related to Indebtedness, Currency Exposure and Other Financial Matters-Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”
Chemical Regulations
Some jurisdictions we operate in have established regimes to regulate or control chemical products to ensure the safe manufacture, use and disposal of chemicals.
In the European Union, the Regulation on Registration, Evaluation, Authorisation of Chemicals was signed in December 2006, came into effect on June 1, 2007 and requires chemical manufacturers and importers in the European Union to register all chemicals manufactured in, or imported into the European Union in quantities of more than one ton annually. Registration has to be made at the European Chemicals Agency (“ECHA”). The registration process requires capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by us and requires us to perform chemical safety assessments. Moreover, the use of certain “highly hazardous chemicals” must be authorized by ECHA. Furthermore, REACh Regulation contains rules on bringing substances to the market that have been identified as substances of very high concern (“SVHC”). If identified as SVHC, manufactured substances will be listed on the “candidate list” and potentially prioritized for or inclusion into Annex XIV to the REACh Regulation which may mean a full ban or requirement for authorization to be granted by the European Commission at its discretion. Carbon black oils used as raw materials in the carbon black production are considered intermediates under REACh. Use of intermediates is exempted from authorization under REACh.
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
In South Korea the so called Chemical Control Act was enacted. According to the act coal based feedstock oils such as CCT, CTD, SPO containing more than 0.001% quinolone are treated as hazardous chemicals requiring production sites to be duly licensed to use these coal based feedstock from 2019. We may incur capital and operational expenses to meet the relevant requirements to become duly licensed.
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
In March 2017 the ECHA updated the Community Rolling Action Plan (“CoRAP”). The CoRAP indicates substances for evaluation by the European Member States. The evaluation aims to clarify the initial concern that manufacturing and/or use of these substances could pose a risk to human health or the environment. Carbon black is included in CoRAP for substance evaluation in 2019. The substance evaluation for carbon black was proposed by France. The initial reasons of concern raised by the French Agency for Food, Environmental and Occupational Health & Safety (“ANSES”) relate to carbon black being a carcinogenic substance and a suspected reproduction toxicant. Orion is working as a member of the cb4reach Consortium and ICBA to address the reasons for nomination. The conclusion of the evaluation may have significant business impact should ANSES conclude that carbon black poses a risk to human health. A potential outcome could be a harmonized classification and labeling of carbon black for carcinogenicity and toxicity to reproduction. These developments may significantly affect our business, including increasing costs of doing business.
According to the recommendation of October 18, 2011 (2011/696/EU), carbon black is defined as a nano-material in Europe. In a similar approach the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black as a “nano-structured material.” Other countries (such as, US, Canada, France, Belgium, Switzerland etc.) have implemented or are considering implementing notification schemes related to nano materials. The notification of carbon black under the different notification schemes requires capital and resource commitments to compile and file dossiers. Furthermore, more and more specific requirements for substances regarded as nanomaterials are emerging with Europe. For example, Germany is planning to introduce a more stringent Occupational Exposure Limit for nanomaterials. These developments may significantly affect our business, including increasing costs of doing business.
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
Below is a simplified diagram of the Company’s corporate structure as of December 31, 2017.

Subsidiaries
For a list of our subsidiaries see note (4) List of shareholdings to the consolidated financial statements.

D.	Property, Plants and Equipment
See “—B. Business Overview—Production—Production Facilities.”
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the years ended December 31, 2017, 2016 and 2015 and should be read in conjunction with the information included under Item 4. Information on the Company and Item 18. Financial Statements. Our consolidated financial statements have been prepared in accordance with IFRS.
Overview
In 2017, we generated revenue of €1,177.2 million on a volume of 1,087.4 kmt, a profit for the period of €66.8 million, and Adjusted EBITDA of €227.7 million. Adjusted EBITDA for our Specialty Carbon Black segment was €128.9 million, and the Segment Adjusted EBITDA Margin was 30.4%. This segment accounted for 36.1% of our total revenue, 56.6% of total Adjusted EBITDA and 24.0% of our volume in kmt in 2017. Adjusted EBITDA for our Rubber Carbon Black segment was €98.8 million, and Segment Adjusted EBITDA Margin was 13.1%. This segment accounted for 63.9% of our total revenue, 43.4% of total Adjusted EBITDA and 76.0% of our total volume in kmt in 2017.

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
Although utilization levels can differ significantly by plant, these levels tend to be driven more by variations in demand from specific customers served by each plant rather than by general trends in the region where the plant is located. We estimate our average plant utilization rate to have been at approximately 90% in 2017, approximately 87% in 2016 and approximately 86% in 2015. We have made recent investments in strategic sites to increase the flexibility of our production platform and closed a production facility in Europe in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.
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
Raw Material and Energy Costs
Our results of operations are affected, directly and indirectly, by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2017, raw materials accounted for 71% of our cost of sales. Approximately 90% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is typically indexed to the price of fuel oil and is generally benchmarked against Thomson Reuters indices of mainly three regions, namely the U.S. Gulf Coast, Amsterdam / Rotterdam / Antwerp and Singapore. While the majority of our purchases are based on underlying fuel oil indices, the ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand as well as regulatory factors. Carbon black oil procurement is an important factor in achieving best-in-class production costs. Approximately 50% of our carbon black oil supply is covered by short- and long-term contracts with a wide variety of suppliers.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 75% in the Rubber Carbon Black segment and volumes of approximately 90 kmt in the Specialty Carbon Black segment, based on volumes in 2017. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. Sales prices under our non-indexed contracts (approximately 25% in the Rubber Carbon Black segment and volumes exceeding approximately 90kmt in the Specialty Carbon Black segment based on volume in kmt in 2017) are reviewed regularly with a view to reflecting raw material and energy price fluctuations as overall market conditions allow. We believe that the current competitive environment generally allows us to implement price adjustments in a reasonably timely manner, although, as discussed below, the timing of price adjustments and other contract terms relating to price adjustments may have unpredictable and varying effects on our profitability. In addition, there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see “Item 3. Key Information—D.Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.”
Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010 to a peak of $127 per barrel in April 2011, and then declined to approximately $30 at end of December 2015. At end of December 2017 the price increased again to $67 per barrel. We believe that our contracts have enabled us generally to maintain our Segment Adjusted EBITDA Margins since the Acquisition, however, rapid and significant oil or energy price fluctuations have had and are likely to continue to have significant and varying effects on our earnings and results of operations, partly because oil price changes affect our sales prices and our cost of raw materials and energy at different times and amounts, and partly due to other factors, such as differentials affecting the ultimate carbon black oil price paid by us (versus a particular reference price index), actual carbon black oil usage amounts and our ongoing efficiency initiatives. As a result of the significant decline in oil prices in particular in 2014, we have seen one or more of these factors come into play at different times and adversely affect our profitability, and this is likely to be seen again in future periods of a declining oil pricing environment. It is also possible that in this environment, other factors come into play and interact adversely with our longer-term formula-based customer pricing arrangements. It is difficult to predict the impact of these factors going forward. In general, our customer pricing arrangements, and in particular the price adjustment formulas, are designed to protect us against rising or higher oil prices, and while we may seek to adjust them to accommodate the current environment, they may be difficult to change quickly, and if changed, may not be as protective if and when oil prices begin to rise.

Foreign Currency Exchange Rate Fluctuations
Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) commercial transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financing transactons, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2017, 40%, 25% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.
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
We manage our foreign currency exchange exposure through the use of derivative instruments to economically hedge on balance sheet foreign currency denominated receivables and payables. Effective as of January 2015, we consider the U.S. Dollar-denominated portion of our indebtedness under the Term Loan economically hedged our investment in our U.S. operations. As a result, as of the beginning of 2015, we do not use derivative instruments to hedge the U.S. Dollar-denominated portion of our Term Loan. We use customary products to manage other foreign exchange risk, including forward exchange contracts and currency options. We do not generally use foreign exchange hedging for expected exposure, as our expected exposure from sales is largely offset by our expected exposure from purchases.
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
These critical accounting policies and other significant accounting policies are discussed in note (2.5) Significant accounting policies to our audited consolidated financial statements included elsewhere in this report. See also note (7.8) Pension provisions and post-retirement benefitsto our audited consolidated financial statements for information about sensitivities of inputs used with respect to pension provisions. See also note (7.1) Goodwill and other intangible assets to our audited consolidated financial statements with respect to goodwill. In particular, with regard to the assessment of the value in use of the groups of cash generating units (“CGUs”) to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.

Effective from January 1, 2018 IFRS 15 with respect to revenue recognition will become effective. The adoption of this standard will not result in a difference in our revenue recognition.
Effective from January 1, 2018 IFRS 9 with respect to financial instruments will become effective. For potential impacts see also note (2.2) Accounting standards issued but not yet effective.
Effective from January 1, 2019 changes to IFRS 16 with respect to treatment and recognition of lease agreements will become effective. We have not early adopted this standard. For our current lease obligation see also note (9.5) Contingent liabilities and other financial obligations.
For additional information see also note (2.2) New accounting standards.
Certain of the significant accounting policies include the use of estimates, but do not meet the definition of critical because they generally do not require estimates or judgments that are as difficult or subjective to measure. However, these policies are important to an understanding of the consolidated financial statements.
U.S. Dollar Reporting
We will begin reporting our results in U.S. dollars rather than euros effective with the first quarter of 2018. U.S. dollar reporting could introduce greater volatility into our reported Adjusted EBITDA, net income and EPS, because substantial portions of our revenues and costs are denominated in non-dollar currencies.
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

	Year Ended December 31,
	2017	2016	2015
	unaudited (in € million, unless otherwise indicated)
Revenue(1)	1,177.2	1,030.1	1,111.8
Variable costs(2)	(712.2)	(560.9)	(673.1)
Contribution Margin	465.0	469.2	438.7
Volume (in kmt)	1,087.4	1,127.9	1,035.2
Contribution Margin per Metric Ton (in €)	427.6	416.0	423.8
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

Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period. The following table presents a reconciliation of Adjusted EBITDA to consolidated profit for each of the periods indicated:

	Year Ended December 31,
	2017	2016	2015
	(in € million)
Profit for the period	66.8	44.6	42.9
Income taxes	20.7	23.2	23.8
Profit before income taxes	87.6	67.9	66.7
Add back finance costs, net (4)	36.7	37.3	56.2
Deduction share of profit of joint ventures	(0.5)	(0.4)	(0.5)
Earnings before taxes and finance income/costs (operating result (EBIT))	123.8	104.8	122.4
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	85.9	88.7	72.8
EBITDA	209.7	193.5	195.2
Share of profit of joint venture	0.5	0.4	0.5
Restructuring expenses (1)	4.6	17.6	—
Consulting fees related to Group strategy (2)	2.5	2.6	1.5
Long Term Incentive Plan	7.8	3.6	0.9
Other adjustments (3)	2.6	5.1	10.6
Adjusted EBITDA	227.7	222.8	208.7
Thereof Adjusted EBITDA Specialty Carbon Black	128.9	136.7	115.0
Thereof Adjusted EBITDA Rubber Carbon Black	98.8	86.1	93.7
(1) Restructuring expenses for the period ended December 31, 2017 are related to further actions undertaken to realign our worldwide Rubber footprint in particular in Korea and to a lesser extent in the USA. Restructuring expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision to cease production by December 31, 2016 of the plant in Ambès, France. These expenses comprise personnel related costs of €6.1 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of €11.5 million.

(2)
Consulting fees related to the Orion strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of €2.1 million, costs to remediate damages incurred by hurricane Harvey of €1.4 million and costs associate with the secondary offering of our shares, offset by €1.3 million of reimbursements of reassessed real estate transfer taxes. Other adjustments for the period ended December 31, 2016 primarily relate to cost of €4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include €5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, €1.8 million Sarbanes-Oxley first time implementation costs, €1.8 million OECQ post acquisition-related costs and €1.5 million reassessed real estate transfer tax related to the 2011 acquisition.
(4) Finance costs, net consists of finance income and finance costs.

A.	Operating Results
2017 Compared to 2016
The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year Ended December 31,
	2017	2016
	(in € million)
Revenue	1,177.2	1,030.1
Cost of sales	(842.4)	(691.8)
Gross profit	334.8	338.3
Selling expenses	(115.1)	(114.6)
Research and development costs	(16.1)	(14.5)
General and administrative expenses	(68.7)	(68.6)
Other operating income	4.3	5.9
Other operating expenses	(10.8)	(13.8)
Restructuring expenses	(4.6)	(27.9)
Operating result (EBIT)	123.8	104.8
Finance costs, net(1)	(36.7)	(37.3)
Share of profit or loss of joint ventures	0.5	0.4
Financial result	(36.2)	(36.9)
Profit before income taxes	87.6	67.9
Income taxes	(20.7)	(23.2)
Profit for the period	66.8	44.6
(1) Finance costs, net consists of finance income and finance expenses
Revenue
Revenue increased overall by €147.1 million, or 14.3%, from €1,030.1 million (€385.9 million in our Specialty Carbon Black segment and €644.2 million in our Rubber Carbon Black segment) in 2016 to €1,177.2 million (€424.6 million in our Specialty Carbon Black segment and €752.6 million in our Rubber Carbon Black segment) in 2017.

This revenue increase was primarily due to contractually indexed sales price increases in our Rubber Carbon Black segment resulting from the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock and certain base price increases, offset partly by impacts resulting from a different product mix, by lower volumes and foreign exchange rate translation impacts.
Volume decreased by 40.5 kmt, or 3.6%, from 1,127.9 kmt (241.8 kmt in our Specialty Carbon Black segment and 886.1 kmt in our Rubber Carbon Black segment) in 2016 to 1,087.4 kmt (261.4 kmt in our Specialty Carbon Black segment and 826.0 kmt in our Rubber Carbon Black segment) in 2017. This decrease is mainly a result of a decrease in volumes sold of rubber carbon black products in all regions except South America and China and as a result of the closure of our Rubber standard grade production capacity in France and the U.S. and the ongoing conversion of capacity in South Korea. The decrease in our rubber carbon black products was partly offset by increased volumes for specialty carbon black products increased in all regions. The decrease in volume contributed a decrease of revenue of 1.1%, or €11.0 million (Volume in our Specialty Carbon Black segment increased and contributed an increase in revenue of 3.1%, or €35.5 million, while decreased volumes in our Rubber Carbon Black segment decreased revenue by 4.1%, or €42.5 million) in 2017 compared to 2016. The volume related decrease of revenue as well as negative impacts from our product mix of €12.9 million was offset mainly by positive impacts on revenue in 2017 compared to 2016 resulting from oil price changes of 14.9%, or €153.0 million, and increases of certain base prices of 2.0%, or €20.9 million. Foreign exchange translation effects had a negative impact of €3.6 million on our revenues.
Cost of Sales and Gross Profit
Cost of sales increased by €150.6 million, or 21.8%, from €691.8 million (€208.4 million in our Specialty Carbon Black segment and €483.3 million in our Rubber Carbon Black segment) in 2016 to €842.4 million (€256.4 million in our Specialty Carbon Black segment and €586.0 million in our Rubber Carbon Black segment) in 2017. The 3.6% decrease in volume in 2017 compared to 2016 resulted in a decrease of cost of sales of 2.6%, or €14.4 million (2.2%, or €12.3 million, increase in our Specialty Carbon Black segment and 4.8%, or €26.8 million, decrease in our Rubber Carbon Black segment) in 2017 compared to 2016. This volume-related decrease of cost of sales as well as a decrease associated with a change in our product mix was offset by higher oil prices of 30.3%, or €170.1 million, with other impacts on cost of sales almost netting out each other.
Revenues of our Specialty Carbon Black segment increased by 10.0% in 2017 compared to 2016. The cost of sales in this segment increased by 23.0%. This increase in cost of sales reflects the timing impact of price increases for non-indexed customers during rising carbon black oil prices as well higher depreciation charges. The percentage increase in cost of sales of our Rubber Carbon Black segment (21.2%) was higher than the percentage increase in revenue (16.8%) of that segment. This increase in cost of sales reflects the effects of the increase in carbon black oil prices and timing impacts associated with higher oil prices, higher regional feedstock mix costs as well as higher depreciation charges in part due to hurricane Harvey impairments and accelerated depreciation at our Bupyeong, South Korea plant. These negative impacts were partly offset by lower cost of sales due to lower volumes in the Rubber segment.
Higher overall revenue as a result of the above mentioned impacts was not fully sufficient to offset the increased cost of sales. Gross profit decreased by €3.5 million, or 1.0%, from €338.3 million (€177.4 million in our Specialty Carbon Black segment and €160.9 million in our Rubber Carbon Black segment) in 2016 to €334.8 million (€168.2 million in our Specialty Carbon Black segment and €166.7 million in our Rubber Carbon Black segment) in 2017 for reasons described above.
Selling Expenses
Selling expenses increased slightly by €0.5 million, or 0.5%, from €114.6 million in 2016 to €115.1 million in 2017, despite a decrease in volume from 1,127.9 kmt in 2016 to 1,087.4 kmt in 2017 in part due to salary increases.
Research and Development Costs
R&D expenses increased by €1.6 million, from €14.5 million in 2016 to €16.1 million in 2017. This increase is primarily related to the timing of expenditures for individual development of programs as well as extended research to meet EPA related requirements resulting in our recent settlement with the EPA.
General Administrative Expenses
General administrative expenses remained essentially flat and increased by €0.1 million, or 0.3%, from €68.6 million in 2016 to €68.7 million in 2017, increases in annual salary costs were compensated by foreign exchange translation effects.
Other Operating Income and Expenses
In 2017, other operating income amounted to €4.3 million and included, among other things, €1.3 million of income from the reversal of provisions and €1.3 million of reimbursement of real estate transfer taxes. Other operating expenses in 2017 amounted to €10.8 million, comprising primarily €2.5 consulting fees related to group strategy, €2.1 million expenses related to the EPA enforcement action, €1.4 million costs to remediate damages incurred by hurricane Harvey as well as cost associated with our secondary public offerings.
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
Restructuring Expenses
As part of the strategic repositioning of the Rubber business footprint, we concluded consultations with local works council at our Ambès (France) plant to implement a restructuring and down staffing with a cessation of production at the site at the end of 2016. Expenses relating to this restructuring activity totaled €27.9 million in 2016 comprising cash costs of €15.8 million and non-cash items of €12.1 million (of which €10.3 million relate to impairments of fixed assets). Further activities in repositioning the Rubber footprint resulted in expenses of €4.6 million in 2017 mainly due to our efforts to consolidate our two Korean production sites.
Operating Result (EBIT)
Operating result increased by €19.0 million, or 18.1%, from €104.8 million in 2016 to €123.8 million in 2017, mainly driven by the one time effect incurred in 2016 relating to our restructuring expenses of repositioning of our Rubber business footprint and the effects described above.

Finance Costs, Net
Finance cost, net amounted to €36.7 million in 2017 compared to €37.3 million in 2016. Finance cost, net in 2017 includes, among others, €20.3 million of regular interest expenses, €4.1 million of amortization of capitalized transaction costs and €5.4 million net expenses of foreign currency revaluation effects.
Finance cost, net in 2016 includes, among others, €29.8 million of regular interest expenses, €3.8 million of amortization of capitalized transaction costs, interest expenses related to pension obligations of € 1.5 million and a net income of foreign currency exchange rate revaluation effects of €1.8 million.
Share of Profit of Associates
Share of profit of associates represents the equity income from our German JV, which was comparable in 2017 and 2016.
Financial Result
Financial result comprises finance income, finance expenses and share of profit or loss of associates and improved by €0.7 million, or 1.9%, from €36.9 million finance expenses in 2016 to €36.2 million finance expenses in 2017.
Profit or Loss for the Period before Income Taxes
Our profit before taxes in 2017 was €87.6 million, reflecting an improvement of €19.7 million from a profit before taxes of €67.9 million in 2016, mainly due to the effects of expenses related to the strategic repositioning of the Rubber business footprint affecting 2016.
Income Taxes
Income taxes amounted to €20.7 million in 2017 compared to €23.2 million in 2016. While the profit before taxes increased significantly our income taxes were reduced by a one-time effect of €7.4 million from the re–measurement of our net deferred tax liabilities in the United States following the Tax Cuts and Jobs Act reform enacted as of December 22, 2017.
In 2017, the effective tax rate of 23.7% deviated from the expected group rate of 32% in particular due to the one-time effect associated with the U.S. tax reform. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
In 2016, the effective tax rate of 34.2% deviated from the expected group rate of 32%. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
Profit or Loss for the Period
Our profit for the period in 2017 amounted to €66.8 million, an improvement of €22.2 million, reflecting all the factors described above.
Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)
Contribution Margin decreased by €4.2 million, or 0.9%, from €469.2 million in 2016 to €465.0 million in 2017, primarily due to changes in our product mix and negative impacts from feedstock mix. However, Contribution Margin per Metric Ton increased by 2.8%, from €416.0 per Metric Ton in 2016 to €427.6 per Metric Ton in 2017, reflecting higher proportional Specialty Carbon Black volumes in 2017 compared to 2016.

Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by €4.9 million, or 2.2%, from €222.8 million in 2016 to €227.7 million in 2017.
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
In 2016, the effective tax rate of 34.2% deviated from the expected group rate of 32%. For details regarding this deviation see note (6.6) to the audited consolidated financial statements.
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
The table below presents our segment results derived from our audited consolidated financial statements for 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(in € million, unless otherwise indicated)
Specialty Carbon Black
Revenue	424.6	385.9	381.5
Cost of sales	(256.4)	(208.4)	(226.9)
Gross profit	168.2	177.4	154.6
Volume (kmt)(1)	261.4	241.8	215.6
Adjusted EBITDA	128.9	136.7	115.0
Adjusted EBITDA Margin (%)(2)	30.4	35.4	30.1
Rubber Carbon Black
Revenue	752.6	644.2	730.3
Cost of sales	(586.0)	(483.3)	(564.6)
Gross profit	166.7	160.9	165.7
Volume (kmt)(1)	826.0	886.1	819.6
Adjusted EBITDA	98.8	86.1	93.7
Adjusted EBITDA Margin (%)(2)	13.1	13.4	12.8
(1)    Unaudited.
    (2)    Defined as Adjusted EBITDA divided by revenue.
Specialty Carbon Black
2017 Compared to 2016
Revenue of the Specialty Carbon Black segment increased by €38.7 million, or 10.0%, from €385.9 million in 2016 to €424.6 million in 2017, primarily due to increased volumes, pass through of higher feedstock costs and base price increases, offset by impacts from changes in our product mix.
Volume of the Specialty Carbon Black segment increased by 19.5 kmt, or 8.1%, from 241.8 kmt in 2016 to 261.4 kmt in 2017, as a result of increased volumes in all regions, in particular from our European and North American facilities.
Gross profit of the Specialty Carbon Black segment decreased by €9.2 million, or 5.2%, from €177.4 million in 2016 to €168.2 million in 2017, mainly due to a lag in recovering higher feedstock costs and impacts from changes in product mix as well as higher depreciation charges more than offsetting the increase in revenue from increased volumes.
Adjusted EBITDA of the Specialty Carbon Black segment decreased by €7.8 million, or 5.7%, from €136.7 million in 2016 to €128.9 million in 2017, as a result of decrease in gross profit (excluding the impact of increased depreciation on gross profit).
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
Rubber Carbon Black
2017 Compared to 2016
Revenue of the Rubber Carbon Black segment increased by €108.4 million, or 16.8%, from €644.2 million in 2016 to €752.6 million in 2017, primarily due to an increase in contractually indexed sales prices resulting from the pass through of lower feedstock costs and certain base price increases in the 2017 agreements, offset primarily by impacts associated with decreased volumes.
Volume of the Rubber Carbon Black segment decreased by 60.1 kmt, or 6.8%, from 886.1 kmt in 2016 to 826.0 kmt in 2017 mainly due to weaker demand in in all regions except for South America and China and as a result of the closure of our Rubber standard grade capacity in France and the U.S. and the ongoing conversion of capacity in South Korea.
Gross profit of the Rubber Carbon Black segment increased by €5.8 million, or 3.6%, from €160.9 million in 2016 to €166.7 million in 2017, with favorable effects resulting from cost reductions mainly related to the closure of our Ambès, France, plant by end of 2016 as well as the impact of base price increases on our revenues.
Adjusted EBITDA of the Rubber Carbon Black segment increased by €12.7 million, or 14.7%, from €86.1 million in 2016 to €98.8 million in 2017, due to development of gross profit and the impact of cost savings from effects related to our Rubber footprint restructuring efforts initiated in 2016 on sales, marketing and general administrative expenses.
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

B.	Liquidity and Capital Resources
Historical Cash Flows
The tables below present our historical cash flows derived from our audited consolidated financial statements for 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(in € million)
Cash flows from operating activities	151.8	199.2	214.4
Cash flows from (used in) investing activities	(80.7)	(62.2)	(74.8)
Cash flows used in financing activities	(84.0)	(130.4)	(143.5)

Cash and cash equivalents at the end of the period	60.3	73.9	65.3
2017
Cash inflows from operating activities in 2017 amounted to €151.8 million and consisted of a consolidated profit for the period of €66.8 million, adjustments primarily for depreciation of €85.9 million and income taxes of €20.7 million, cash outflows from Net Working Capital of €22.5 million, cash outflows from decreases in provision of €14.2 million, cash taxes paid of €34.0 million and the exclusion of net financing costs of €36.7 million.
Cash outflows from investing activities in 2017 amounted to €80.7 million for capital expenditure projects mainly related to preservation and overhaul projects as well as expenditures associated with our efforts to consolidate our to productions plants in South Korea.
Cash outflows from financing activities in 2017 amounted to €84.0 million. €26.6 million were used for repayments of borrowing, of which €20.0 million were paid as voluntary redemption of our Term Loan. €27.5 million, net, were used for regular interest payments and other financing activities such as settlements of hedging transactions. In addition €40.0 million were used for dividend payments. Cash inflow of €10.0 million are related to a local bank loan facility.
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

Sources of Liquidity
Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances, amounts available under our multicurrency, senior secured Revolving Credit Facility providing a line of credit of up to €115 million and to a certain extent our subsidiaries facilities with local financial institutions. We cannot guarantee that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See “Item 3. Key Information–D. Risk Factors.” In addition, there are some statutory restrictions on the ability of our subsidiaries to transfer funds to us (e.g., legislation on permitted dividend payments or currency transfers), although we believe that we have structured our treasury operations to minimize the impact of such statutory restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.
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

	As of December 31,
	2017	2016	2015
Inventories	132.9	114.4	105.1
Trade receivables	195.3	190.5	172.1
Trade payables	(141.4)	(122.9)	(94.2)

Net Working Capital	186.8	181.9	183.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2017 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €19 to €21 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.
Our Net Working Capital gradually increased from €181.9 million as of December 31, 2016 to €186.8 million as of December 31, 2017 primarily due to the impact from higher feedstock cost. If oil-prices recover to 2014 levels we may need considerable amounts to serve our Net Working Capital requirements.
Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Our Capital Expenditures amounted to €51.5 million in 2015, €64.3 million in 2016 and €80.7 million in 2017. We plan to finance our Capital Expenditures with cash generated by our operating activities.
While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in the summer of 2013. We also completed a number of debottlenecking and production expansion projects globally, in both the Specialty and Rubber segments. We estimate that our maintenance Capital Expenditure requirements will be approximately €20 million to €25 million per year. With the exception of required expenditures in association with our recent settlement with the EPA we currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business. See note (9.5) Contingent liabilities and other financial obligations for further details regarding the EPA settlement.
Capital Expenditures in 2017 amounted to €80.7 million and were mainly composed of preservation and overhaul projects as well as expenditures associated with our efforts to consolidate our to productions plants in South Korea.

Capital Expenditures in 2016 amounted to €64.3 million and were mainly composed of mainly of preservation and overhaul projects.
Capital Expenditures in 2015 amounted to €51.5 million and were mainly composed of mainly of preservation and overhaul projects.

C.	Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company—B. Business Overview—Innovation.”

D.	Trend Information
See “Item 4. Information on the Company—B. Business Overview.”

E.	Off-Balance Sheet Arrangements
As of December 31, 2017, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2017.

	less than 1 year	1-3 years	4-5 years	more than 5 years	total

Long-term debt obligations(1)	26.0	53.9	56.6	570.5	707.0
Revolving Credit Facility(2)	—	—	—	—	—
Term Loan(3)	7.0	14.0	14.0	535.6	570.5
Interest expense on long-term debt(4)	19.0	39.9	42.7	34.8	136.4
Purchase commitments(5)	91.1	117.2	80.1	—	288.4
Operating leases	4.4	11.4	2.3	9.6	27.8
Total contractual obligations(6)	121.5	182.5	139.0	580.1	1,023.1

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)	Represents the obligation under the Revolving Credit Facility. As of December 31, 2017, there were no cash amounts drawn under our Revolving Credit Facility of €175.0 million.

(3)
Represents the Term Loans and includes the outstanding principal amount of $288.4 million which has been translated at an assumed exchange rate at the maturity date of $1.1993 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Term Loan have been translated applying the same exchange rate. The amounts presented include a voluntary repayment of €20.0 million made in January 2017.

(4)	Represents interest expenses related to indebtedness from our Term Loans, assuming future interest based on a forward rate assumption.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)
This amount does not reflect the Company’s obligations under its existing pension arrangements, which as of December 31, 2017 amounted to €54.5 million. See note 7.8 Pension provisions and post-retirement benefits to the audited financial statements included elsewhere herein.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices or other factors (such as our ownership structure). As at December 31, 2017 Orion Engineered Carbons GmbH has four guarantees issued by Euler Hermes S.A. with a total volume of €17,588k (in prior year three guarantees by Euler Hermes S.A. of €14,598k); one guarantee insurance issued by Deutsche Bank AG with a volume of EUR 2,000k (in prior year one guarantee issued by HSBC AG with a volume of €2,000k). In addition there is cash collateral provided by Norcarb Engineered Carbons AB of €30k. None of these guarantees reduce the possible utilization limit of the current RCF.
Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management
Board of Directors
The Company is managed by a board of directors (conseil d’administration) (the “Board of Directors”), composed of six members appointed for terms of up to six years in accordance with Luxembourg Company Law. The general meeting of shareholders may, without prior notice (ad nutum) remove a director with or without cause by a simple majority of the votes validly cast. A vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise may be filled on a temporary basis by the remaining directors until the next general meeting of shareholders.
The Board of Directors is vested with the broadest powers to take any actions necessary or useful to fulfill the Company’s corporate purpose, with the exception of actions reserved by law or by the Articles of Association (statuts) to the general meeting of shareholders. Reserved matter include, in particular, all decisions affecting the Articles of Association, such as capital increases, capital reductions, mergers and a change of the legal form of the Company. At least half of the directors are required to be present or represented at a meeting for the Board of Directors to validly act and deliberate. Resolutions or the Board of Directors are adopted with the approval of a majority of the directors present or represented at a meeting of the Board of Directors. Meetings of the Board of Directors are convened and held in accordance with the rules of procedure of the Board of Directors and the Articles of Association.
In accordance with article 60 of the Luxembourg Company Law, the Company’s daily management and representation in connection with such daily management may be delegated to two or several members of the Board of Directors or to any other person (whether or not a shareholder), acting alone or jointly with others. The appointment, revocation and powers of such persons shall be determined by a resolution of the Board of Directors. The Company may also grant special powers by notarized proxy or private instrument. According to the Articles of Association, the Company will be bound to third parties in all circumstances by (i) the joint signature of any two directors or (ii) the sole signature of any person to whom such signatory power has been granted by the Board of Directors. With respect to matters that constitute daily management of the Company, the Company will be bound to third parties by the joint signatures of (i) two class A daily managers, (ii) one class A daily manager and one class B daily manager or (iii) any other person(s) to whom such power in relation to the daily management of the Company has been delegated in accordance with the Articles of Association.
Directors
Our Board of Directors consists of the following six members.

Name	Age	Years in Office	Title
Dan F. Smith	71	3	Chairman of the Board
Marc Jean Pierre Faber	59	since June 29, 2017	Director
Paul Huck	68	3	Director
Romeo Kreinberg	67	3	Director
Didier Miraton	59	3	Director
Hans-Dietrich Winkhaus	80	3	Director
The current term for all of our directors expires on July 28, 2020, except for Mr. Marc Jean Pierre Faber, who was appointed on a temporary basis in accordance with Section 17.5 of the Articles of Association.
The following is a brief summary of the business experience of the directors.
Dan F. Smith. Mr. Smith serves as chairman of the board of Kraton Corp., He is also a director of Nexeo Solutions, Inc. and, since May 2017, TPG Pace Energy Holdings Corp. During the past five years, Mr. Smith served on the board of directors of Cooper Industries plc. He began his career with ARCO (Atlantic Richfield Company) in 1968 as an engineer. He was elected president of Lyondell Chemical Company in August 1994, chief executive officer in December 1996 and chairman of the board of directors in May 2007. Mr. Smith retired in December 2007 as chairman, president and chief executive officer of Lyondell Chemical Company following the acquisition of Lyondell by Basell. Mr. Smith also serves as a member of the College of Engineering Advisory Council at Lamar University. Mr. Smith is a graduate of Lamar University with a B.S. degree in chemical engineering.
Marc Jean Pierre Faber. Mr. Faber has been a daily manager of the Company since 2014. Mr. Faber holds various directorship positions, amongst others at AXA Real Estate Investments Corporation. Between 2003 and 2010, Mr. Faber served as chief executive officer of BIP Investment Partners S.A. Previously, he was the Chief Financial Officer of Cerametal Sarl, Luxembourg between 2001 and 2002, after various other functions within that company since 1991. Mr. Faber holds an MBA from INSEAD (Fontainbleau, France) and a civil engineer degree from the University of Liege, Belgium.
Paul Huck. Mr. Huck previously served for nine years as the chief financial officer and senior vice president of Air Products and Chemicals, Inc., a global $10 billion industrial gas and chemical company. Prior to this he served for ten years at Air Products and Chemicals as a vice president and corporate controller. He served as a director of NewPage Corporation and as a member of NewPage’s audit committee from 2012 until its sale in 2015. He also is a director of AdvanSix Inc. since 2016. In addition, he serves on the boards of numerous charities.

Mr. Huck holds a B.S. in mathematics from the United States Naval Academy and an MBA from the Johnson Graduate School of Management at Cornell University.
Romeo Kreinberg. Mr. Kreinberg has over thirty-five years of experience in executive management of public and private companies in the chemical industry. In addition, he currently serves as chairman of the board of directors of Rain Carbon Inc. and Befesa SRL. Throughout the course of his career, Mr. Kreinberg has served as a director of companies in the United States, Europe, Latin America, and Asia and is fluent in six languages. Mr. Kreinberg holds a degree from The National University of Architecture and City Planning in Buenos Aires.
Didier Miraton. Mr. Miraton is currently an adviser to several senior executives and a professor in the MBA program at the Collège des Ingénieurs (CDI) in Paris. He was the chief executive officer of Almérys SAS, a French information technology company operating in the health insurance data sphere, until late 2015. He is the former chief executive officer of the Laboratoires Pierre Fabre, a leading French pharmaceutical company. He also served as a managing partner of the Compagnie Generale des Etablissements Michelin SCA from May 11, 2007 to June 30, 2011. During his time at Michelin, Mr. Miraton also acted as president of Michelin’s worldwide Research & Technology group and was a member of the Michelin Group Executive Council. Mr. Miraton has been an independent director of Vilmorin Clause & Cie SA since November 2007. He holds a civil engineering degree from the École Nationale des Ponts-et-Chaussées.
Hans-Dietrich Winkhaus. Mr.Winkhaus previously served as chief executive officer of Henkel KGaA. He served also as Chairman of the Board of Deutsche Telekom AG and Schwarz Pharma AG. He was a board member at Lufthansa AG, ERGO AG and Degussa AG. Mr. Winkhaus studied Business Administration at and received a Ph.D. from Ludwig Maximilian University, Munich.
Senior Management
The following table sets forth certain information concerning our senior management:

Name	Age	Title
Jack Clem	64	Chief Executive Officer
Charles Herlinger	62	Chief Financial Officer
Erik Thiry	47	Senior Vice President–Business Line Rubber Carbon Black and Business Development
Claudine Mollenkopf	50	Senior Vice President–Business Line Specialty Carbon Black
Lixing Min	57	Senior Vice President and General Manager–Asia Pacific Region
David Deters	52	Senior Vice President–Innovation
Mark Peters	59	Senior Vice President and General Manager–Americas
Christian Eggert	44	General Counsel Global and Head of Group Legal
Jeffrey Malenky	62	Senior Vice President–Global Human Resources
Michael Reers	49	Vice President and Group Controller
André Schulze Isfort	43	Chief Accounting Officer, Head of Consolidation & Reporting
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
Charles Herlinger. Mr. Herlinger has been the Chief Financial Officer of Orion since July 2011. He has considerable experience from previous public and private chief financial officer positions. Most recently, he was chief financial officer of the Almatis Group, a leading worldwide manufacturer of specialty alumina-based chemical products. Prior to that, he served as chief financial officer of Cable & Wireless plc., a London Stock Exchange listed public company. Mr. Herlinger started his career as audit manager with KPMG and spent over 15 years with Siemens in Germany and North America, where he progressed to chief financial officer of Siemens Corporation in North America. Mr. Herlinger holds a bachelor’s degree in business administration and qualified both as a certified public accountant in the United States and a chartered accountant in the United Kingdom.
Erik Thiry. Mr. Thiry has been the Senior Vice President–Business Line Rubber Carbon Black since September 2015 and prior to that served as Senior Vice President–Business Development. He has been a member of the executive management team since May 2012. He has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm. Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.
Claudine Mollenkopf. Dr. Mollenkopf has been our Senior Vice President–Business Line Specialty Carbon Black since August 2011 and prior to that served the business as vice president of mechanical rubber goods. Dr. Mollenkopf joined Evonik in 1996. She has over 20 years of experience in the chemicals industry, including various positions at Evonik, such as head of aerosil and silanes sales Europe. Ms. Mollenkopf holds a doctorate and engineering degree (EHICS) in chemistry from the University Louis Pasteur, France.
Lixing Min. Dr. Min has been our Senior Vice President and General Manager–Asia-Pacific Region since April 1, 2013. He has over 23 years of experience in the chemical industry, including positions of general management of the Asia-Pacific region for both American- and German-based chemical companies. Dr. Min holds a bachelor’s degree in chemistry from Fudan University in China and master’s and doctoral degrees in chemistry from the University of Rochester.
David Deters. David Deters has been the Senior Vice President–Innovation and a member of the executive management team since August 2015. He has over 30 years of global experience within coatings, printing inks and specialty chemical sectors. Prior to joining Orion, he held executive management positions at Hempel as GVP R&D and Marine Marketing and King Industries as VPGM Specialty Chemicals. He worked for 20 years at DuPont holding various Technical Director and Global Product Management positions throughout the world. Mr. Deters holds a Bachelor of Science Degree in Engineering from Michigan State University.
Mark Peters. Mark Peters has been Senior Vice President and General Manager–Americas since July 2015. He has over 29 years of experience in the chemical industry, including roles in manufacturing and business development. Mr. Peters holds a Bachelor of Science Degree in Chemical Engineering from Mississippi State University.
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
Jeffrey Malenky. Mr. Malenky has been Senior Vice President–Global Human Resources since July 29, 2011. Mr. Malenky joined Evonik in 1996 and has over 30 years of experience in human resources, including a position of vice president human resources at Evonik in the United States. Mr. Malenky holds a bachelor’s degree in liberal arts from St. Vincent College, juris doctor and master’s degrees in business administration from the University of Pittsburgh. Mr. Malenky is admitted to the practice of law in the Commonwealth of Pennsylvania.
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
Executive Compensation
For 2017, our current executive officers named in the table above under “Senior Management,” received total aggregate compensation of €6.8 million, which included base salary, annual cash bonus, other benefits, and amounts set aside or accrued to provide pension, retirement or similar benefits of €0.5 million, and €6.2 million accrued expenses related to the share-based payment program. In determining the foregoing aggregate amounts, compensation paid to certain of our executive officers in currencies other than the Euro were converted using the average conversion rate over 2017 from the applicable currency to the Euro.
For additional information regarding compensation, including social security costs, pension expenses and other personnel see note (9.4) Related parties to the consolidated financial statements.

C.	Board Practices
See “—A. Directors and Senior Management.”

Audit Committee
Messrs. Huck, Kreinberg and Winkhaus serve on our Audit Committee, chaired by Mr. Huck. All members of our Audit Committee qualify as independent under the listing rules of the NYSE and SEC Rule 10A-3 under the Exchange Act. Each independent member of our Audit Committee is financially literate, and Mr. Huck is an “audit committee financial expert” as defined in Item 407 of SEC Regulation S‑K. Our Audit Committee’s responsibilities include:

•	reviewing and making recommendations to the Board of Directors with regard to the appointment and approval of the compensation of our independent auditors;

•	overseeing the work of our independent auditors and resolving any disagreements between management and our independent auditors regarding financial reporting;

•	pre-approving audit and permissible non-audit services to be provided by our independent auditors;

•	reviewing and approving the annual audit plan;

•	reviewing and discussing our annual and quarterly financial statements and related disclosures with management and our independent auditors, as well as accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	reviewing guidelines and policies regarding the Company’s exposure to risk; and

•	reviewing quarterly earnings releases.
 Compensation Committee
Messrs. Smith, Huck and Miraton serve on our Compensation Committee, chaired by Mr. Smith. All members of our Compensation Committee qualify as independent under the listing rules of the NYSE. Our Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing the performance and approving the compensation of our other executive officers;

•
making recommendations to the Board of Directors with respect to incentive-compensation plans and equity-based plans that are subject to approval by the Board of Directors and overseeing the activities of the individuals and committees responsible for administering these plans; and

•	reviewing and approving any new equity compensation plan or any material change to an existing plan where shareholder approval has not been obtained.
Nominating and Governance Committee
Messrs. Smith and Huck serve on our Nominating and Governance Committee, chaired by Mr. Smith. All members of our Nominating and Governance Committee qualify as independent under the listing rules of the NYSE. Our Nominating and Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our Board of Directors and its committees;

•	recommending potential nominees for election to the Board of Directors;

•	identifying directors qualified to fill vacancies on any committee of the Board of Directors;

•	developing, recommending and reviewing our corporate governance guidelines and other policies;

•	reviewing proposed waivers and amendments of the code of conduct;

•	overseeing the process of evaluating the performance of our Board of Directors; and

•	advising our Board of Directors on corporate governance matters.
None of our directors is party to service contracts with the Company or any of its subsidiaries that would provide for benefits upon termination of employment.

D.	Employees
As of December 31, 2017, we had 1,441 employees and approximately 333 contractors in our wholly-owned entities.
The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures.

	As of December 31,
	2017	2016	2015
By Activity
Production	1,191	1,198	1,176
Sales and marketing	268	279	291
General and administration	218	228	228
Research and development	97	91	86

Total	1,774	1,796	1,781
Contractors	333	336	254
Internal Employees	1,441	1,460	1,527

By Country
Germany	541	514	522
The rest of Europe/Middle East	202	206	249
North America	297	319	320
South Korea	305	309	276
China	223	260	275
South Africa	127	110	59
Brazil	65	63	64
The rest of Asia-Pacific	7	7	5
Japan	7	8	11

Total	1,774	1,796	1,781
Contractors	333	336	254
Internal Employees	1,441	1,460	1,527
Labor Relations
We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004.
In 2017, 35 of the former employees in our closed facility in Ambès, France filed claims with the labor court of Bordeaux contesting the termination of their employment and seeking damages. The court has scheduled several hearings on the claims in 2018. We intend to contest these claims and do not believe that their ultimate resolution will have a material adverse effect on our results of operations or financial condition.

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
To our knowledge, the total number of common shares of the Company owned by our directors and executive officers as of February 22, 2018 was 136,200, which represents less than 1% of our issued and outstanding shares. Our directors, collectively (6 persons) beneficially owned 14,000 shares and our executive officers, collectively (9 persons) beneficially owned 122,200 shares.
Equity Plans
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
Amendment and Termination. The 2014 Plan has a term of ten years. The Board of Directors may from time to time suspend, discontinue, revise or amend the 2014 Plan. Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency.
In 2015, the company established a Long Term Incentive Plan (“LTIP”) under the 2014 Plan, which is an equity settled share-based payment in the form of performance share units (“PSU”) for a defined group of executive managers. See note (6.8) Share-based payments to to the consolidated financial statements.
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
Co-Investment Program
In January 2012, we adopted a management co-investment program for certain of our senior personnel, including our executive officers and directors, to enable them to acquire an indirect ownership interest in the Company. Co-investors held interests in Luxco Coinvest, a shareholder of the Company. The co-investment program qualified as an equity settled share-based payment plan because the terms and conditions under which the participating managers acquired the shares include defined lock-up periods and neither the Company nor any other

Group entity had an obligation to settle the share-based payment. No expenses were recognized in profit or loss as consideration for the services received by the co-invested managers.
On March 23, 2017, an extraordinary general meeting of shareholders of Luxco Coinvest resolved to dissolve Luxco Coinvest and put it into liquidation. The liquidation is currently in process. During 2017, the liquidator of Luxco Co-Invest paid in-kind advances on the liquidation proceeds to the co-investors by transferring to them our common shares, which were then sold by the co-investors in four registered public offerings. After payment of the Liabilities of Luxco Coinvest and setting aside the necessary funds for the payment of liabilities of Luxco Coinvest, the liquidator will proceed with the closing of the liquidation.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders
As of February 22, 2018, we had 59,320,214 common shares outstanding and 314,912 common shares that have been repurchased by us pursuant to a share repurchase plan in 2016. The following table sets forth information relating to the ownership of our common shares by shareholders known to us to beneficially own more than 5% of our common shares outstanding:

Shareholder	Number of Common Shares Beneficially owned	Percentage of Outstanding Common Shares
Wellington Management Group LLP (1)	7,112,786	11.99%
T. Rowe Price Associates, Inc.(2)	3,732,985	6.29%
Rovida Advisors Inc.(3)	3,515,059	5.92%
Victory Capital Management Inc.(4)	3,091,701	5.21%

(1)
As reported in a Schedule 13G/A filed on February 8, 2018 by (i) Wellington Management Group LLP, organized in Massachusetts (“WMG”), (ii) Wellington Group Holdings LLP, a holding company organized in Delaware (“WGH”), (iii) Wellington Investment Advisors Holdings LLP, a holding company organized in Delaware (“WIAH”), and (iv) Wellington Management Company LLP, an investment adviser organized in Delaware (“WMC”). Pursuant to the Schedule 13G/A, the common shares are owned of record by clients of one more investment advisers controlled directly or indirectly by WIAH and those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the common shares. According to the Schedule 13G/A, no such client is known to have such right or power with respect to more than 5% of the common shares. According to the Schedule 13G/A, WIAH is owned by WGH and WGH is owned by WMG, and the address of the principal office of each such entity is c/o Wellington Management Group Company LLP, 280 Congress Street, Boston MA 02210.

(2)
As reported in a Schedule 13G filed by T. Rowe Price Associates Inc. (“Price Associates”) on February 14, 2018. Pursuant to the Schedule 13G, Price Associates is an Investment Adviser registered under Section 203 of the Investment Advisers Act, organized in Maryland. As set forth in the Schedule 13G, the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, the common shares, is vested in the individual and institutional clients which Price Associates serves as investment adviser, and not more than 5% of the common shares is owned by any one client subject to the investment advice of Price Associates. According to the Schedule 13G, the address of the principal office of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202.

(3)
As reported in a Schedule 13G/A filed on February 7, 2018 by Rovida Advisors Inc. (“Rovida”), an investment adviser organized in Delaware. According to the Schedule 13G/A, the address of the principal office of Rovida is 1 Gateway Center, Suite 2530, Newark, NJ 07102.

(4)
As reported in a Schedule 13G filed by Victory Capital Management Inc. (“Victory”) on February 9, 2018. Pursuant to the Schedule 13G, Victory is a registered investment adviser, organized in New York. As set forth in the Schedule 13G, the clients of Victory, including investment companies registered under the Investment Company Act of 1940 and separately managed accounts, have the right to receive or the power to direct the receipt of dividends from the sale of the common shares and no client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the common shares. According to the Schedule 13G, the address of the principal office of Victory is 4900 Tiedeman Rd. 4th Floor, Brooklyn OH 44144.

Each common share carries one vote. As of February 22, 2018, there were nine holders of record of our common shares (including the Company as holder of repurchased common shares), two of which have a U.S. mailing address. One of these two holders is CEDE & Co., a nominee company for The Depository Trust Company (a registered clearing agency with the SEC), which held approximately 99.88% of our outstanding common shares as of such date. The beneficial owners of the common shares held by CEDE & Co. may include persons who reside outside the United States.
B. Related Party Transactions

As of February 23, 2017, Kinove Holdings and Luxco Coinvest owned 57.58% and 10.08% of our common shares, respectively. During 2017, Kinove Holdings and the co-investors in Luxco Coinvest (who received common shares from the liquidator of Luxco Coinvest as in-kind advances on the liquidation proceeds) sold all of their holdings of our common shares in four registered secondary public offerings pursuant to the registration rights agreement with Kinove Holdings and Luxco Coinvest. Both Kinove Holdings and Luxco Coinvest are currently in liquidation and, to our knowledge, do not hold any of our common shares as of February 22, 2018. Kinove Holdings, Luxco Coinvest and the shareholders of Kinove Holdings ceased to be related parties on December 9, 2017.
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 70,169k in 2017 (52,194k and EUR 58,368k for 2016 and 2015 EUR, respectively). Payables to DGW amount to EUR 16,352k at year end (Prior year: EUR 10,353k). Sales and service provided to DGW were not material in 2017 and 2016 and amounted to EUR 2,453k in 2015. Receivables at December 31, 2017 and 2016 were nil.
Remuneration paid to corporate management and other members of management amounted to €13.5 million in 2017 and except for contributions into pension scheme benefits comprised short-term benefits. For additional information regarding compensation, including social security costs, pension expenses and other personnel see note (9.4) Related parties to the consolidated financial statements.
Related Party Transaction Approval Policy
Our Board of Directors has implemented a written related party transaction approval policy pursuant to which an independent committee, which may be a standing or ad hoc committee of our Board of Directors, reviews and approves or takes such other action as it may deem appropriate with respect to the following transactions:

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

Legal Proceedings
We become involved from time to time in various claims and lawsuits arising in the ordinary course of our business, such as employment related claims and asbestos litigation, against some of which we have limited indemnification from Evonik under the agreements relating to the Acquisition. Some matters involve claims for large amounts of damages as well as other relief. With respect to our settlement of the EPA’s enforcement initiative under Sections 114 and 113a of the Clean Air Act see “Item 4. Information on the Company—B. Business Overview—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.” We believe, based on currently available information, that the results of the proceedings referenced above, in the aggregate, will not have a material adverse effect on our financial condition, but may be material to our operating results and cash flow for any particular period when the relevant costs are incurred. We note that the outcome of legal proceedings is inherently uncertain, and we offer no assurances as to the outcome of any of these matters or their effect on the Company.
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
During the fiscal year 2017, our board of directors declared dividends of €0.67 per common share, equivalent to a total distribution of €40 million. The dividends were paid in quarterly installments of €10 million each. Luxembourg withholding tax at a rate of 15% was deducted from the dividends, subject to certain exemptions and reductions in certain circumstances.

B.	Significant Changes
Except as otherwise disclosed in this report, there has been no undisclosed significant change since the date of the annual financial statements.
Item 9. The Offer and Listing

A.	Offer and Listing Details
The Company’s common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “OEC.” Trading on the NYSE began on July 25, 2014. As of February 22, 2018, a total of 59,635,126 common shares were registered in the Company’s shareholder register, of which 314,912 common shares have been repurchased by the company pursuant to a share repurchase plan in 2016.
On February 21, 2018, the closing price for the Company’s common shares reported by the NYSE was $28.00.
The following tables set forth, for the periods indicated, the high and low of quoted prices for the Company’s common shares as reported by the NYSE.

Fiscal year ended December 31,	High	Low
2017	$25.70	$17.15
2016	$20.85	$10.33
2015	$21.06	$9.69
2014(1)	$18.40	$12.60
Fiscal quarter ended
March 31, 2018 (through February 21, 2018)	$30.25	$25.4
December 31, 2017	$25.70	$22.25
September 30, 2017	$24.55	$19.70
June 30, 2017	$20.85	$17.15
March 31, 2017	$22.20	$18.50
December 31, 2016	$20.85	$17.7
September 30, 2016	$19.51	$15.13
June 30, 2016	$17.01	$13.52
March 31, 2016	$14.95	$10.33
Most recent six months
February 2018 (through February 21, 2018)	$30.25	$27.05
January 2018	$29.90	$25.40
December 2017	$25.7	$22.25
November 2017	$25.45	$22.85
October 2017	$23.95	$22.45
September 2017	$22.60	$21.10
August 2017	$21.95	$19.90
(1) Since beginning of trading on July 25, 2014

B.	Plan of Distribution
Not applicable.

C.	Markets
See “—A. Offer and Listing Details.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable

F.	Expenses of the Issue
Not applicable.
Item 10. Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Information relating to our Articles of Association is incorporated by reference to the Registration Statement on Form F-1 (File No. 333-196593), as filed with the SEC on July 21, 2014.

On August 23, 2016, certain amendments to the Luxembourg Company Law, as amended (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée) (the “Luxembourg Company Law”), entered into force. The purpose of the amendments was to increase the flexibility and legal certainty of certain Luxembourg corporate law concepts. The amendments are therefore rather technical and cover a wide range of areas, including the creation of new types of companies, clarifications on non-voting agreements and non-voting shares and the creation of a new liquidation regime. One change that applies to the Company relates to the provisions on the publication of convening notices for general meetings, which have been simplified to require that the convening notice be filed with the Luxembourg Trade and Companies Register and published once in the Luxembourg electronic platform and in one Luxembourg newspaper, at least 15 days before the meeting.

Companies incorporated before the entry into force of the amendments, including the Company, remain subject to the existing regime of the Luxembourg Company Law for a transitional period of 24 months (i.e., until 23 August 2018). The Company has not yet taken any actions to amend its Articles of Association to reflect the changes effected by the amendments. Such adjustments will need to be submitted to the general meeting of shareholders for approval before August 23, 2018. In the absence of shareholder resolutions to amend the Articles of Association of the Company, the mandatory provisions of the amended Luxembourg Company Law will apply to the Company by default.

C.	Material Contracts
Credit Agreement
We are party to the Credit Agreement with, among others, Goldman Sachs Bank USA, as administrative agent, Goldman Sachs Bank USA and UBS Securities LLC, as joint global coordinators and joint bookrunners, Barclays Capital, J.P. Morgan Limited, J.P. Morgan Chase Bank, N.A., and Morgan Stanley Bank, N.A. as joint bookrunners and DZ Bank AG, Fifth Third Bank, HSBC Bank N.A. and Mediobanca S.p.A as mandated lead arrangers. The borrowers under the Credit Agreement are Orion Engineered Carbons GmbH and a U.S. subsidiary, which are indirect subsidiaries of the Company. The Credit Agreement was most recently amended on November 7, 2017.
The Credit Agreement consists of (i) senior secured term loans in the principal amount of €553.6 million as of December 31, 2017, having a final maturity in 2024 and bearing interest at an annual rate of LIBOR/EURIBOR (minimum 0.00%) plus 2.50%, subject to downward adjustment based on Orion’s leverage ratio as set forth in the Credit Agreement and (ii) a multicurrency, senior secured revolving line of credit of up to €175 million, having a final maturity in 2021 and bearing interest at an annual rate of LIBOR/EURIBOR plus 2.50% to 3.00%, depending on the leverage ratio. We are required to pay a commitment fee equal to 35% of the applicable interest rate then in effect to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder. For more details see note (7.10) Trade payables, other financial liabilities.
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
Registration Rights Agreement
We were party to a registration rights agreement with Kinove Holdings and Luxco Conivest, pursuant to which Kinove Holdings was able to require us, subject to certain limitations, to file one or more registration statements with the SEC covering the public resale of common shares beneficially owned by Kinove Holdings. Luxco Coinvest was able to join registrations pursuant to a demand made by Kinove Holdings. In connection with the registration rights agreement, we filed a shelf registration statement on Form F-3, which was declared effective on April 1, 2016. As of December 9, 2017, all “Registrable Securities” (as defined in the registration rights agreement) were sold in registered public offerings pursuant to the registration rights agreement and accordingly, the registration rights agreement terminated.

D.	Exchange Controls
None.

E.	Taxation
This section describes the material Luxembourg tax and material United States federal income tax consequences of owning common shares. Insofar as it relates to United States federal income tax consequences, this section applies only to U.S. holders (as defined below) who hold common shares as capital assets for tax purposes and does not apply to members of special classes of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells common shares as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. Dollar.
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
Luxembourg Taxation of Common Shares
The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this report. It does not purport to be a comprehensive description of all the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to any offerings of our common stock and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this report and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position. Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.
Taxation of the Company
Income Tax
Profits of the Company are as a general rule subject to corporate income tax (impôt sur le revenu des collectivités – ‘‘CIT’’) and municipal business tax (impôt commercial communal –‘‘MBT’’). The tax profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective rate of 19.26% as from 2018 (inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which a company is located and amounts to 6.75% (in Luxembourg-city). The maximum aggregate CIT and MBT rate consequently amounts to 26.01% as from 2018 (in Luxembourg-city).
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
Under the participation exemption regime, dividends derived by the Company from its shareholdings may be exempt from income tax if at the time the dividend is made available, (i) the distributing entity is a qualified subsidiary (“Qualified Subsidiary”) i.e. a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), a company covered by Article 2 of the Parent-Subsidiary Directive or a non-resident company limited by share capital (société de capitaux) liable in its country of residence to a tax corresponding to Luxembourg CIT and (ii) the Company has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of the share capital of the distributing entity or a direct participation of an acquisition price of at least €1.2 million (“Qualified Shareholding”). According to the administrative practice of the Luxembourg tax administration, a foreign tax is generally considered comparable to Luxembourg CIT if it is levied at a rate of at least 9% on a taxable base that is similar to the basis used for Luxembourg CIT purposes. Liquidation proceeds are assimilated to dividends received and may be exempt under the same conditions. Participations held through a tax transparent entity are considered as being direct participations proportionally to the percentage held in the net assets of the transparent entity.
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
Net Wealth Tax
The Company is subject to Luxembourg net wealth tax on its net assets as determined for net wealth tax purposes. Net wealth tax is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net wealth is referred to as the unitary value (valeur unitaire), as generally determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from net wealth tax.
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
Net Wealth Tax
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
Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt from Luxembourg net wealth tax.
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
Dividends will generally be income from sources outside the United States and will, depending on the holder’s circumstances, generally be “passive” income for purposes of computing the foreign tax credit allowable to such holder.
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
The following discussion and analysis only addresses our market risk and does not address other financial risks that we face in the normal course of business, including credit risk and liquidity risk. Please see note (9.3) Financial risk management to our audited consolidated financial statements for 2015 included herein for a further discussion of our financial risk management policies and markets risks.
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
The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2017 assuming that all other variables remain unchanged. For example changes in USD/EUR currency rate would have an impact on our interest exposure and vice versa. Changes in interest rates would also have a related impact on our foreign currency (USD) exposure. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the New Revolving Credit Facilities was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2017 is as follows:

	December 31, 2017
	in EUR million
	Increase by 0.50%	Decrease by 0.50%
Increase (decrease) in the interest expense	0.7	(0.1)
Increase (decrease) in income before taxes	(0.7)	0.1
Increase (decrease) in equity (Cash flow hedge reserve)	4.4	(2.8)
Increase (decrease) in total comprehensive income before taxes	3.8	(2.7)

Currency Risk
Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the U.S. Dollar-denominated Term Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.
The table below shows the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the outstanding amount and the interest for the U.S. Dollar-denominated Term Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2017 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

	December 31, 2017
In EUR k	Value of the Euro in relation to the U.S. Dollar
in EUR million (1)	Increase by 10%	Decrease by 10%
FX gain / (FX loss) in finance result	8.2	(10.0)
Increase (decrease) in income before taxes	8.2	(10.0)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	13.6	(16.7)
Increase (decrease) in total comprehensive income before taxes	21.9	(26.7)
(1) Euro/U.S. Dollar exchange rate as of December 31, 2017: 1.1993
Commodity Risk
Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly in past years and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010, to a peak of $127 per barrel in April 2011, and then declined to $110 per barrel by the end of December 2013, dropped sharply to $60 in December 2014 and further declined to $30 per barrel by end of December 2015. At December 2017 the price per barrel was at $67 per barrel. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.
A significant portion of our volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials (volumes of 75% in the Rubber Carbon Black segment and volumes of approximately 90 kmt in the Specialty Carbon Black segment in 2017). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that our contracts have enabled us to generally maintain our Segment Adjusted EBITDA Margins since the Acquisition. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. Beginning in 2016 we entered into limited short term commodity derivatives for a specific carbon black oil grade. We also have short-term non-indexed contracts covering approximately 25% of volumes in the Rubber Carbon Black segment and volumes exceeding 90 kmt in the Specialty Carbon Black segment in 2017. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.
Item 12. Description of Securities Other Than Equity Securities

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out, under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act as of December 31, 2017. Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2017, our disclosure controls and procedures are effective in ensuring that material information that is required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
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

Management conducted its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.
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
Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft has served as our principal independent public auditor for the years 2017 and 2016 for which audited Consolidated Financial Statements appear in this report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft and affiliates for providing audit and other professional services in each of the last two years:

(in € millions)	2017	2016
Audit fees	1.9	1.7
Audit-related fees	—	—
Tax fees	0.3	0.3
All other fees	—	—
Total	2.2	2.0
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of Orion’s consolidated financial statements and the provision of comfort letters to Underwriters in connection with secondary offerings of our shares during 2017.
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

Item 18. Financial Statements
See page F-1 of this report.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as at December 31, 2017 and for the three years ended December 31, 2017

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated income statements of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-4

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-5

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2017 and 2016	F-6

Consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-7

Consolidated statements of changes in equity of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-8

Notes to the consolidated financial statements of Orion Engineered Carbons S.A., as at December 31, 2017 and 2016 and for the three years ended December 31, 2017	F-9

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Orion Engineered Carbons S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons S.A. (the Company) as of December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Tobias Schlebusch /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2011
Cologne, Germany
February 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Orion Engineered Carbons S.A.

Opinion on Internal Control over Financial Reporting
We have audited Orion Engineered Carbons S.A.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Orion Engineered Carbons S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated February 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
February 22, 2018

Consolidated income statements of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017

		2017	2016	2015

	Note	In EUR k	In EUR k	In EUR k

Revenue	(6.1)	1,177,210	1,030,094	1,111,776
Cost of sales		(842,399)	(691,784)	(791,467)
Gross profit		334,811	338,310	320,309

Selling expenses		(115,118)	(114,553)	(108,100)
Research and development costs		(16,074)	(14,530)	(13,404)
General and administrative expenses		(68,743)	(68,560)	(62,107)
Other operating income	(6.2)	4,315	5,862	7,456
Other operating expenses	(6.3)	(10,801)	(13,817)	(21,761)
Restructuring expenses	(6.4)	(4,612)	(27,920)	—
Operating result (EBIT)		123,778	104,792	122,393
Finance income	(6.5)	40,424	25,145	17,275
Finance costs	(6.5)	(77,126)	(62,490)	(73,448)
Share of profit or loss of joint ventures		484	419	492
Financial result		(36,218)	(36,926)	(55,681)
Profit before income taxes		87,560	67,866	66,712
Income taxes	(6.6)	(20,737)	(23,240)	(23,838)
Profit for the period		66,823	44,626	42,874

Earnings per share (EUR per share), basic	(6.9)	1.13	0.75	0.72
Weighted average shares, basic (in thousand of shares)		59,320	59,353	59,635
Earnings per share (EUR per share), diluted		1.10	0.74	0.72
Weighted average shares, diluted (in thousand of shares)		60,674	60,154	59,830

Consolidated statement of comprehensive income of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017

	Note	2017	2016	2015

		In EUR k	In EUR k	In EUR k

Profit for the period		66,823	44,626	42,874

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)		(17,227)	6,890	1,065
Income tax effects		(549)	1,588	(369)
		(17,776)	8,478	696

Unrealized net gains/(losses) on hedges of a net investment in a foreign operation
Change in unrealized gains/(losses)	(9.3)	20,674	(5,427)	(17,077)
Income tax effects		(6,682)	1,599	5,674
		13,992	(3,828)	(11,403)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	(9.3)	(1,367)	964	—
Income tax effects		353	(212)	—
		(1,014)	752	—

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		(4,798)	5,402	(10,707)

Actuarial gains/(losses) on defined benefit plans
Change in unrealized gains/(losses)	(7.8)	593	(10,574)	1,956
Income tax effects		(8)	3,576	(609)
		585	(6,998)	1,347

Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		585	(6,998)	1,347

Other comprehensive income (loss), net of tax		(4,213)	(1,596)	(9,360)

Total comprehensive income, net of tax all attributable to equity holders of the parent		62,610	43,030	33,514

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2017 and 2016

		December 31, 2017	December 31, 2016
A S S E T S
	Note	In EUR k	In EUR k
Non‑current assets
Goodwill	(7.1)	48,512	48,512
Other intangible assets	(7.1)	58,969	77,984
Property, plant and equipment	(7.2)	385,332	387,727
Investment in joint ventures		4,657	4,657
Other financial assets	(7.3)	2,972	2,178
Other assets	(7.5)	3,238	2,858
Deferred tax assets	(7.11)	36,309	60,955
		539,989	584,871
Current assets
Inventories	(7.4)	132,856	114,351
Trade receivables	(7.3)	195,341	190,503
Other financial assets	(7.3)	3,244	5,264
Other assets	(7.5)	29,216	21,985
Income tax receivables	(7.11)	13,655	7,704
Cash and cash equivalents	(7.6)	60,272	73,907
		434,584	413,714
		974,573	998,585

		December 31, 2017	December 31, 2016
E Q U I T Y A N D L I A B I L I T I E S
	Note	In EUR k	In EUR k
Equity
Subscribed capital	(7.7)	59,635	59,635
Treasury shares	(8.7)	(3,415)	(3,415)
Reserves	(7.7)	(39,781)	(47,964)
Profit for the period	(7.7)	66,823	44,626
		83,262	52,882
Non-current liabilities
Pension provisions	(7.8)	54,524	54,736
Other provisions	(7.9)	11,126	13,747
Financial liabilities	(7.10)	567,581	613,659
Other liabilities		5	425
Deferred tax liabilities	(7.11)	20,946	44,557
		654,182	727,124
Current liabilities
Other provisions	(7.9)	49,588	60,056
Trade payables	(7.10)	141,436	122,913
Other financial liabilities	(7.10)	5,848	5,465
Income tax liabilities	(7.11)	12,956	16,759
Other liabilities		27,301	13,386
		237,129	218,579
		974,573	998,585

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017

		2017	2016	2015
	Note	In EUR k	In EUR k	In EUR k

Profit for the period		66,823	44,626	42,874
Income taxes	(6.6)	20,737	23,240	23,838
Profit before income taxes		87,560	67,866	66,712
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	(7.1) (7.2)	85,910	88,716	72,778
Other non-cash expenses		8,557	3,103	957
(Increase)/decrease in trade receivables		(15,213)	(14,059)	46,839
(Increase)/decrease in inventories		(23,060)	(8,227)	25,777
Increase/(decrease) in trade payables		15,801	29,856	(28,425)
Increase/(decrease) in provisions		(14,163)	16,374	(8,831)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		3,719	(4,338)	(7,078)
Finance income	(6.5)	(40,424)	(25,145)	(17,275)
Finance costs	(6.5)	77,126	62,490	73,448
Cash paid for income taxes		(34,003)	(17,486)	(10,540)
Cash flows from operating activities		151,810	199,150	214,362
Cash paid for the acquisition of intangible assets and property, plant and equipment		(80,681)	(64,296)	(51,541)
Cash flows to acquire entities less cash acquired	(3)	—	2,126	(23,240)
Cash flows from investing activities		(80,681)	(62,170)	(74,781)
Share buyback		—	(3,415)	—
Proceeds from borrowings, net of transaction costs		9,995	—	—
Repayments of non-current financial liabilities		(26,572)	(47,357)	(56,825)
Cash inflows related to current financial liabilities		10,846	7,139	—
Cash outflows related to current financial liabilities		(10,747)	(7,139)	(5,680)
Interest and similar expenses paid		(37,798)	(42,629)	(41,894)
Interest and similar income received		10,302	2,988	862
Dividends paid to shareholders		(40,000)	(39,994)	(40,000)
Cash flows from financing activities		(83,974)	(130,407)	(143,537)

Change in cash		(12,845)	6,573	(3,956)
Change in cash resulting from exchange rate differences		(790)	2,073	(1,327)
Cash and cash equivalents at the beginning of the period		73,907	65,261	70,544
Cash and cash equivalents at the end of the period		60,272	73,907	65,261

Consolidated statements of changes in equity of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017

In EUR k		Subscribed capital		Treasury Shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained earnings	Total equity
		Number of common shares	Amount

Note			(7.7)	(7.7)	(7.7)			(9.3)	(7.8)

2015	As at January 1, 2015	59,635,126	59,635	—	159,421	18,590	—	—	(14,277)	(168,104)	55,265
	Profit for the period	—	—		—	—	—	—	—	42,874	42,874
	Other comprehensive income, net of tax	—	—		—	696	—	(11,403)	1,347	—	(9,360)
	Total comprehensive income, net of tax	—	—	—	—	696	—	(11,403)	1,347	42,874	33,514
	Dividends paid	—	—		(40,000)	—	—	—	—	—	(40,000)
	Share based payments	—	—		907	—	—	—	—	—	907
	As at December 31, 2015	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686

	As at January 1, 2016	59,635,126	59,635	—	120,328	19,286	—	(11,403)	(12,930)	(125,230)	49,686
2016	Profit for the period	—	—		—	—	—	—	—	44,626	44,626
	Other comprehensive income, net of tax	—	—		—	8,478	752	(3,828)	(6,998)	—	(1,596)
	Total comprehensive income, net of tax	—	—	—	—	8,478	752	(3,828)	(6,998)	44,626	43,030
	Dividends paid	—	—	—	(39,994)	—	—	—	—	—	(39,994)
	Share Buyback	(314,912)	—	(3,415)	—	—	—	—	—	—	(3,415)
	Share based payments	—	—	—	3,575	—	—	—	—	—	3,575
	As at December 31, 2016	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882

2017	As at January 1, 2017	59,320,214	59,635	(3,415)	83,909	27,764	752	(15,231)	(19,928)	(80,604)	52,882
	Profit for the period	—	—		—	—	—	—	—	66,823	66,823
	Other comprehensive income, net of tax	—	—		—	(17,776)	(1,014)	13,992	585	—	(4,213)
	Total comprehensive income, net of tax	—	—	—	—	(17,776)	(1,014)	13,992	585	66,823	62,610
	Dividends paid				(40,000)	—	—	—	—	—	(40,000)
	Share based payments	—	—	—	7,770	—	—	—	—	—	7,770
	As at December 31, 2017	59,320,214	59,635	(3,415)	51,679	9,988	(262)	(1,239)	(19,343)	(13,781)	83,262

Notes to the consolidated financial statements of Orion Engineered Carbons S.A. as at December 31, 2017 and 2016 and for the three years ended December 31, 2017

(9.1)	Capital management	F-48

(9.2)	Additional disclosures on financial instruments	F-48

(9.3)	Financial risk management	F-51

(9.4)	Related parties	F-57

(9.5)	Contingent liabilities and other financial obligations	F-58

(10)	Events after the reporting date	F-60

(1)    Organization and principal activities
Orion Engineered Carbons S.A. (“Orion”) is entered in the commercial register of Luxembourg under no. B160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg. Orion was incorporated on April 13, 2011.
Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2017.
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
As at December 31, 2017, the Orion Group operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
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
The Group’s audited consolidated financial statements were authorized for issue by the board of directors on February 22, 2018.

(2)	Basis of preparation of the financial statements

(2.1)	Compliance with IFRS
The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for financial years ended on or before December 31, 2017 have been applied.
The accounting policies and the presentation of items in the consolidated financial statements are applied consistently throughout the Group.

(2.2)	New accounting standards
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016. The following amendments to IFRS standards adopted on January 1, 2017 did not have material impact on the accounting policies, financial position or performance of the Group:

•    IAS 7 Statement of Cash Flow
As part of its disclosure initiative, the IASB published in January 2016 amendments to IAS 7 Statement of Cash Flow which requires a reconciliation of balance sheet movements for all liabilities for which cash flows are disclosed as “Cash flows from financing activities”. The adoption of the amendment is reflected in the disclosures for the Group (for details see note (9.3)).
•Improvements to IFRSs (2014-2016 cycle)
In December 2016, the IASB issued a cycle of Annual Improvements to IFRSs (cycle 2014-2016) that contains three changes to three standards, primarily related to minor amendments that clarify, correct or remove redundant wording and a narrow-scope amendment to clarify particular aspects of a Standard. These changes with respect to IFRS 12 had no significant effect on the Group's financial statements, improvements with respect to IFRS 1 and IAS 28 are not yet effective and will not have any impact on the Group's financial statements.
•Amendments to IAS 12 Income Taxes
In January 2016, the IASB issued final amendments to IAS 12 Income Taxes. The amendments consist of some clarifying paragraphs and an illustrating example with respect to the recognition of deferred tax assets that are related to debt instrument measured at fair value. These changes had no impact on the Group's financial statements.
Accounting standards issued but not yet effective
The IASB has issued accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Group’s consolidated financial statements will be adopted when they become effective.
The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2017 and were not applied by the Group:

•	IFRS 9 Financial instruments
IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 will be effective as of January 1, 2018.
The adoption of IFRS 9 will have an effect on the classification and measurement of certain of Orion’s financial instruments and potentially may impact the hedge accounting models used by the Group. The impact from the new impairment approach outlined in section 5.4 of IFRS 9 would have resulted in a recognition of a loss allowance at an amount equal to lifetime expected credit losses for trade receivables of less than EUR 1 million at December 31, 2017.

In July 2017 the IASB clarified the accounting treatment for modification of financial liabilities under IFRS 9. A modification gains or loss is required to be calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Such modification gain or loss is recognized in the Income Statement in the period of modification, and the modified cash flows are then amortized using the new effective interest rate.

IFRS 9 is generally required to be applied retrospectively; however the recognition of a modification gain or loss for historic modifications made to financial liabilities outstanding on the adoption date is recorded as an accumulative catch up adjustment in retained earnings on the adoption date. The Group is currently assessing the impact of such historic modifications of the Group's financial liabilities on its financial statements and this will be completed within the first quarter of 2018.

•    IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014. IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will be effective as of January 1, 2018. The company have completed a group wide review of our material contracts with our customers. The changes will not impact our revenue recognition. Our performance obligation is almost entirely the transfer of goods. In a limited number of cases the service to ship goods to our customers may qualify as a separate performance obligation while the price of such ancillary services are deemed to be immaterial and the realization of such services usually occurs at same point of time as the transfer of our main performance obligation. As the changes have no impact on our revenue recognition there will be no cumulative catch up adjustment recorded in retained earnings under the modified retrospective approach of adoption that we intend to apply.
•    IFRS 16 Leases
In January 2016, the IASB issued the new standard IFRS 16 “Leases”, which supersedes the existing lease accounting according to IAS 17. The existing concept of operating and finance leases will be replaced and most leases will be recognized in the statement of financial position. IFRS 16 will be effective as of January 1, 2019.
The Group has operating lease contracts as well as very limited finance leases and the new standard will have an impact on Group accounting policies, procedures as well as financial statements and our key performance indicators. The Group has started to analyze the impact of IFRS 16. Refer to note (9.5) Contingent liabilities and other financial obligations for details of our current lease obligations on an undiscounted basis. While the Group has not finalized our assessment, according to the provisions of the Standard, the right–to-use leased assets that do not meet the exemption criteria will increase our Property, plant and equipment and will result in the recognition of a corresponding lease obligation based on the existing contracts at the transition date. The exemption criteria will be applicable in rare cases In 2017 we recorded €8.6 million as operating lease expenses. The Group estimates that a comparable amount of expenses will in the future be recorded as amortization and to a certain amount as finance expenses.
•IFRIC 23
On 7 June 2017, the IASB issued IFRIC Interpretation 23 — Uncertainty over Income Tax Treatments. This interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. It provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Group currently assesses the impact of the application of IFRIC 23 on the group's financial statements.

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
Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. See note (4) List of shareholdings for the list of subsidiaries consolidated as part of the Orion Group.

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
The following exchange rates were used for currency translation:

EUR 1 equivalent to	Annual average exchange rate			Closing rate as at Dec 31,
	2017	2016	2015	2017	2016
U.S. Dollar (USD)	1.1297	1.1069	1.1130	1.1993	1.0541
Pound Sterling (GBP)	0.8767	0.8195	0.7284	0.8872	0.8562
Japanese Yen (JPY)	126.7112	120.1967	134.5231	135.0100	123.4000
Swedish Krona (SEK)	9.6351	9.4689	9.3414	9.8438	9.5525
Singapore Dollar (SGD)	1.5588	1.5275	1.5288	1.6024	1.5234
South African Rand (ZAR)	15.0490	16.2645	14.2616	14.8054	14.4570
Polish Zloty (PLN)	4.2570	4.3632	4.1909	4.1770	4.4103
Brazilian Real (BRL)	3.6054	3.8561	3.7024	3.9729	3.4305
South Korean Won (KRW)	1,276.7381	1,284.1811	1,259.6731	1,279.6100	1,269.3600
Chinese Renminbi (CNY)	7.6290	7.3522	6.9924	7.8044	7.3202

(2.5)	Significant accounting policies
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
Revenue and expense recognition

(a)	Revenue and income recognition and related accounts receivable
Revenue from the sale of goods and services generated through ordinary activities and other income are recognized as follows:
The Group mainly generates sales by selling carbon black to industrial customers for further processing. Revenue recognition and measurement is governed by the following principles. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or to be received less value-added tax and any trade discounts and volume rebates granted.
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
Customer relationships acquired in the business combination in 2011 from Evonik are amortized over their useful life. The useful life is estimated on the basis of contractual arrangements and historical values and is approximately 8 years. The amortization amount is based on the economic life and the probability of continuing the customer relationship in the form of a churn rate.
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
For further information on the expected remaining useful life of the existing assets as at December 31, 2017 see note (7.2) Property, plant and equipment.
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
CGUs may be combined into a group of CGUs when they have similar economic characteristics. For the purpose of testing goodwill for impairment, goodwill is allocated pursuant to IAS 36 to the CGU or group of CGUs that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment within the meaning of IFRS 8. At the date of the annual impairment test Orion had two groups of CGUs to which the goodwill was allocated. Goodwill impairment testing was performed at the level of the two groups of CGUs, “Rubber” and “Specialties” representing the two operating segments. These two groups were defined as lowest level within Orion at which goodwill is monitored, because Orion has the possibility to switch capacities as well as products between its various locations within each group.

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
In accordance with IAS 12 Income Taxes, deferred taxes are determined using the liability method on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases including differences arising as a result of consolidation as well as on loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets are initially recognized only to the extent it is probable that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized and their carrying amounts are subsequently reviewed at the end of each reporting period and reduced to the extent that the utilization is no longer probable. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that the utilization has become probable.
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
A hedge of a net investment in a foreign operation is a foreign currency financial instrument used to hedge future changes in currency exposure of a foreign operation denominated in that same foreign currency. For financial instruments that qualify as a hedge of a net investment in foreign operations, the effective portion of the change in fair value of the hedging instrument is recorded in accumulated other comprehensive income. Any ineffective portion of the net investment hedge is recognized in finance result in the income statement during the period of change. On the disposal of the foreign operation, the cumulative value of any such gains and losses recorded in equity is transferred to profit and loss.
The Group uses a portion of its U.S. Dollar term loan as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries. Refer to note (9.2) Additional disclosures on financial instruments for more details.
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
Treasury shares
In December 2015, Orion announced the Board of Directors' approval to repurchase common shares of the Company in an amount of up to $20 million. The repurchase plan commenced during the period January to March 2016.
The repurchased shares (treasury shares) are deducted from equity based on their cost. The repurchased shares reduce the amount of outstanding shares for purposes of the calculation of weighted average of outstanding shares in the computation of basic and dilutive earnings per share. No gains or losses resulting from transactions in treasury shares are recorded in the income statement.
For further information on treasury shares see note (7.7) Equity.
Share-based payments
In 2015, the company established a Long Term Incentive Plan (“LTIP”), which is an equity settled share-based payment in the form of performance share units (“PSU”) for a defined group of executive managers of the group. Refer to note (6.8) Share-based payments for more details.
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
(a)    Impairment of goodwill
Impairment is determined for goodwill by assessing the recoverable amount of each group of cash generating units to which the goodwill relates. Assumptions and judgments of future developments are inherent in the determination of the recoverable amount. For further details, see note (7.1) Goodwill and other intangible assets.
(b)    Recognition and measurement of deferred tax assets
Deferred tax assets may only be recognized if it is probable that sufficient taxable income will be available in the future. If these expectations are not met, a write-down would have to be recognized in income for the deferred tax assets. For further details, see notes (6.6) Income taxes and (7.11) Deferred and current taxes.
Effects resulting from the changes in U.S. tax legislation (Tax Cuts and Jobs Act) are fully considered based on all available information as of the date of this report.
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
Further details about the assumptions used, including those used for the sensitivity analysis, are given in note (7.8) Pension provisions and post-retirement benefits.
(d)    Measurement of other provisions
Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. The Group has to make assumptions about the probability of occurrence of an obligation or future trends, such as expected costs, on the basis of experience. Non-current provisions are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate (see also note (7.9) Other provisions) as well as on estimates for the Rubber footprint restructuring as described in note (6.4) Restructuring expenses.

(4)    List of shareholdings
The following entities are included in the Group consolidated financial statements as subsidiaries or joint ventures at December 31, 2017.

As at December 31, 2017
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
* in liquidation
Although Orion holds 54% of shares as at December 31, 2017 and 2016 in Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany (“DGW KG”), the terms and conditions of DGW KG’s articles of association and other bylaws impede Orion from controlling DGW KG. Therefore DGW KG is recognized as a joint venture applying the equity method.

(5)	Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments for all periods presented: “Rubber” and “Specialties”.
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
Adjustment items are not allocated to the individual segments as they are managed on a group basis.
Segment reconciliation for the years ended December 31, 2017, 2016 and 2015:

	In EUR k			In EUR k			In EUR k
	2017			2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	752,639	424,571	1,177,210	644,217	385,877	1,030,094	730,288	381,488	1,111,776
Cost of sales	(585,988)	(256,411)	(842,399)	(483,339)	(208,445)	(691,784)	(564,559)	(226,908)	(791,467)
Gross profit	166,651	168,160	334,811	160,878	177,432	338,310	165,729	154,580	320,309
Adjusted EBITDA	98,757	128,900	227,657	86,108	136,658	222,766	93,704	115,006	208,710
Adjusted EBITDA Margin	13.1%	30.4%	19.3%	13.4%	35.4%	21.6%	12.8%	30.1%	18.8%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(52,277)	(33,633)	(85,910)	(59,116)	(29,600)	(88,716)	(44,815)	(27,963)	(72,778)
Share of profit of joint venture	(484)	—	(484)	(419)	—	(419)	(492)	—	(492)
Adjustment items			(17,485)			(28,839)			(13,047)
EBIT			123,778			104,792			122,393

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

Adjusted EBITDA is reconciled to profit or (loss) as follows:

Reconciliation of profit or (loss)	In EUR k
	2017	2016	2015
Profit for the period	66,823	44,626	42,874
Income taxes	20,737	23,240	23,838
Profit before income taxes	87,560	67,866	66,712
Add back finance costs	77,126	62,490	73,448
Deduction share of profit of joint ventures	(484)	(419)	(492)
Deduction other finance income	(40,424)	(25,145)	(17,275)
Earnings before taxes and finance income/costs (operating result (EBIT))	123,778	104,792	122,393
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	85,910	88,716	72,778
EBITDA	209,688	193,508	195,171
Share of profit of joint venture	484	419	492
Restructuring expenses (1)	4,612	17,623	—
Consulting fees related to Group strategy (2)	2,485	2,563	1,502
Long Term Incentive Plan	7,770	3,575	907
Other adjustments (3)	2,618	5,078	10,638
Adjusted EBITDA	227,657	222,766	208,710
(1) Restructuring expenses for the period ended December 31, 2017 are related to further actions undertaken to realign our worldwide Rubber footprint in particular in Korea and to a lesser extent in the USA. Restructuring expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision to cease production by December 31, 2016 of the plant in Ambès, France. These expenses comprise personnel related costs of EUR6.1 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of €11.5 million.

(2) Consulting fees related to the Group strategy include external consulting fees relating to the restructuring of our rubber footprint and associated activities of EUR1.2 million, external consulting fees relating to the Acquisition of EUR 0.5 million and other external consulting fees for establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of EUR 2.1 million, costs to remediate damages incurred by hurricane Harvey of EUR1.4 million and costs associate with the secondary offering of our shares, offset by EUR 1.3 million of reimbursements of reassessed real estate transfer taxes. Other adjustments for the period ended December 31, 2016 primarily relate to cost of EUR4.1 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include EUR 5.0 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, EUR1.8 million Sarbanes-Oxley first time implementation costs, EUR 1.8 million OECQ post acquisition-related costs and EUR 1.5 million reassessed real estate transfer tax related to the 2011 acquisition.

(4) Includes EUR10.3 million impairment of fixed assets at our Ambès, France plant for the period ended December 31, 2016 following the decision to cease production by December 31, 2016.

Geographic information

Revenues	In EUR k
	2017	2016	2015
Germany	464,638	398,430	415,944
United States	293,148	273,177	329,669
South Korea	218,377	199,772	234,442
Brazil	71,016	55,175	51,793
China	56,849	41,062	8,361
South Africa	41,592	33,231	43,669
Other	20,560	21,319	20,175
Rest of Europe*	11,030	7,928	7,723
Total	1,177,210	1,030,094	1,111,776
* Only a holding company is located in Luxembourg, accordingly no revenue is generated in the country of domicile.
Revenue generated for the year ended December 31, 2017 from the largest customer in the “Rubber”segment amounted to EUR 127,805k. Revenue from the largest customer in the “Rubber” segment for the year ended December 31, 2016 was EUR 102,699k and for the year ended December 31, 2015 revenue from the largest two customers in the “Rubber” segment were EUR120,609k and EUR 110,387k, respectively. There are no other customers with more than 10% of revenue in the three periods presented.

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Dec 31,
	2017	2016
Germany	121,602	131,975
Sweden	67,518	67,432
Italy	60,852	61,438
Poland	41,635	40,319
Rest of Europe	3,705	3,321
Subtotal Europe	295,312	304,485
United States	58,809	85,123
South Korea	91,641	71,590
South Africa	26,688	27,684
Brazil	11,391	16,839
China	8,949	8,468
Other	23	34
Total	492,813	514,223

(6)	Notes to income statement
(6.1)    Revenue
Revenue is generated almost entirely from the sales of goods.

(6.2)	Other operating income

	In EUR k
	2017	2016	2015
Income from the currency translation of monetary items	65	—	10
Income from the valuation of derivatives	—	19	2,202
Income from the reversal of provisions	1,319	1,196	478
Miscellaneous income	2,931	4,647	4,766
Total	4,315	5,862	7,456
Miscellaneous income for the period ended December 31, 2017 includes EUR 1,275k reimbursement of property tax paid.
Miscellaneous income for the period ended December 31, 2016 includes, in particular, proceeds from OECQ-related receivables, which were impaired in 2015 post acquisition, releases of allowances and reimbursements from insurance claims in connection with the Orange (Texas) flooding.

(6.3)	Other operating expenses

	In EUR k
	2017	2016	2015
Consulting fees related to Group strategy	2,485	2,563	1,502
Expenses from the currency translation of monetary items	15	807	1,742
Expenses from the valuation of derivatives	—	33	3,079
Impairment loss on trade receivables	—	6	1,616
Loss on Disposal of Assets	219	1,013	—
Miscellaneous expenses	8,082	9,395	13,822
Total	10,801	13,817	21,761

Expenses from the currency translation relate to trade receivables and payables only. Expenses from currency translation on financing items is shown in finance result and are explained in note (6.5) Finance income and costs.

For the year ended December 31, 2017, miscellaneous expenses include costs associated with our EPA enforcement action of EUR 2.1 million, costs to remediate damages incurred by hurricane Harvey of EUR1.4 million as well as costs associated with our secondary filing of shares.
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

(6.4)	Restructuring expenses
As part of a strategic repositioning of the global Rubber footprint in 2016 a shift of production and capacities from lower margin standard grades towards higher specialized technical rubber products providing higher margins commenced. This strategic realignment of the Rubber segment is an essential transition which requires complementary actions. As a first step the Company's German operating subsidiary terminated with effect as of December 31, 2016, the Contract Manufacturing Agreement then in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity of €27.9 million were recognized in 2016, of which cash relevant costs amounted to €15.8 million and non-cash items totaled €12.1 million. Cash relevant costs primarily composed of personnel related expenses of €6.1 million, €4.6 million demolition and removal related costs and €3.6 million ground remediation costs. The non-cash items mainly composed of impairments of fixed assets of €10.3 million. Impairment charges related to the property, plant and equipment of OEC SAS were calculated based on an estimated recoverable amount of zero and are fully charged to the Rubber Carbon Black segment. The recoverable amount was determined based on the expectation that any potential sale would result in minimal proceeds. In 2017 further actions were taken with respect to the repositioning of the global Rubber footprint. In particular the consolidation of the two Korean plants and the overall transfer of production to the Yeosu facility commenced and evaluated certain initiatives in the USA.

(6.5)	Finance income and costs

	In EUR k
	2017	2016	2015
Income from exchange differences	39,274	24,476	15,330
Other interest income	745	669	1,945
Income from commodity hedging activities	405	—	—
Finance income	40,424	25,145	17,275
Interest expenses from loans	(20,292)	(29,757)	(36,370)
Amortisation of transaction costs	(4,123)	(3,810)	(4,804)
Expenses from exchange differences	(44,692)	(22,691)	(27,073)
Other interest expenses	(3,433)	(2,846)	(3,335)
Net interest cost from pensions	(1,525)	(1,541)	(1,485)
Interest expenses from the unwinding of discounts on other provisions	(213)	(127)	(88)
Expenses from commodity hedging activities	(410)	—	—
Other finance expenses	(2,438)	(1,718)	(293)
Finance costs	(77,126)	(62,490)	(73,448)
Financial result without share of profit or loss from joint ventures	(36,702)	(37,345)	(56,173)
Expenses for loans include:

	In EUR k
	2017	2016	2015
Interest on term loans	(20,292)	(29,757)	(36,370)
Commitment fee for the revolving facility	(1,433)	(1,265)	(1,488)
Total expenses from loans	(21,725)	(31,022)	(37,858)

(6.6)	Income taxes
Income tax expense is as follows:

	In EUR k
	2017	2016	2015
Current income taxes	(24,167)	(18,678)	(21,440)
(thereof income taxes attributable to the prior year)	1,769	155	6,751
Deferred taxes	3,430	(4,562)	(2,398)
(thereof on temporary differences)	1,356	(4,241)	6,739
Total net tax expenses from continuing activities	(20,737)	(23,240)	(23,838)
Tax expense recognized directly in equity	(6,886)	6,551	4,696
A corporate income tax rate of 15% was used to calculate the current and deferred taxes for the German entities. A solidarity surcharge of 0.825% (calculated as 5.5% on the corporate income tax rate) and a trade tax rate of 16.18%, for the years ended December 31, 2017, 2016 and 2015 respectively were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 32.00%, for the years ended December 31, 2017, 2016 and 2015 respectively. The current and deferred taxes for the non-German entities were calculated using their respective country-specific tax rates.
The following tax reconciliation shows the difference between the expected income taxes using the German overall tax rate of 32.00% and the effective income taxes in the income statement, for the years ended December 31, 2017, 2016 and 2015, respectively.

	In EUR k
	2017	2016	2015
Profit or (loss) before income taxes	87,560	67,866	66,712
Expected income tax expense/(benefit) thereon	28,019	21,717	21,348
Tax rate differential	(1,985)	(4,698)	(4,189)
Change in valuation allowance on deferred tax assets and for movement in tax loss carryforwards without recognition of deferred taxes	(3,265)	1,572	8,783
Change in the tax rate and tax laws	(8,447)	(67)	26
Income taxes for prior years	496	29	450
Tax on non-deductible interest expenses	1,347	1,545	2,054
Taxes on other non-deductible expenses, and non-deductible taxes	5,489	4,647	6,254
Effects of changes in permanent differences	(778)	136	34
Tax effect on tax-free income	(914)	(1,141)	(2,557)
Tax effect on profit or loss from investments accounted for using the equity method	—	—	(159)
Other tax effects	775	(500)	(8,206)
Effective income taxes as reported in the income statement expense	20,737	23,240	23,838
Effective tax rate in %	23.68%	34.24%	35.73%
Change in the tax rate and tax laws in an amount of EUR 7,354k are related to the effect of the U.S. tax reform reducing the corporate income tax rate from 35% to 21% in the USA. In addition EUR 420k were recorded directly through other comprehensive income applying the backward tracing provisions of IAS 12. As a result the net deferred tax liabilities for the US entities are now based on the new tax rate of 21%.

Other tax effects for the year ended December 31, 2015 include a benefit of EUR (4,665k) for reversal of accrued interest and currency effects related to an internal debt/equity swap in Brazil that took place in July 2015, but with an effective date for IFRS as of Jan 1, 2015. Also included is an additional benefit of EUR (5,890k) related to the restructuring of Orion Engineered Carbons Ltda., Brazil and subsequent Check-the-Box election to be treated as a disregarded entity for U.S. tax purposes.

(6.7)	Additional income statement information
Personnel expenses were recognized as follows:

	In EUR k
	2017	2016	2015
Wages and salaries	113,500	111,415	107,222
Social security costs	11,333	11,522	11,091
Pension expenses	5,664	4,658	5,598
Other personnel expenses	20,847	16,161	12,422
Total	151,344	143,756	136,333

(6.8)	Share-based payments
On July 31, 2015 the Company initiated the first LTIP providing for the grant of PSUs to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs will range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and will also be subject to vesting terms based on continued employment. The first performance period will run from January 1, 2015 through December 31, 2017, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first vesting period will run through March 31, 2018 (the “2015 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the"2016 Plan") having consistent terms as compared to the 2015 Plan. On July 31, 2017 the Compensation Committee established a consecutive LTIP (the "2017 Plan") having consistent terms as compared to the 2015 and 2016 Plan.
The following table provides detail as to expenses recorded within the profit and loss with respect to the LTIP.

	EUR k
	2017	2016	2015
Expense arising from equity-settled share based payment transactions (2015 Plan)	2,439	2,120	907
Expense arising from equity-settled share based payment transactions (2016 Plan)	3,592	1,455	—
Expense arising from equity-settled share based payment transactions (2017 Plan)	1,739	—	—
Total expenses	7,770	3,575	907
The following table illustrates the number of, and movements in, PSUs during the year.

	Number of PSUs
	2017	2016	2015
	Total	Total	Total
Outstanding at January 1,	1,145,238	463,830	—
Granted during the period	474,660	690,279	491,835
Forfeited during the period	(9,004)	(8,871)	(28,005)
Settled during the period	—	—	—
Outstanding at December 31,	1,610,894	1,145,238	463,830
The following table lists the inputs to the model used for calculating the grant date fair value under the 2015 and 2016 Plan:

	2015 Plan	2016 Plan	2017 Plan
Dividend Yield (%)	2.14%	2.23%	1.88%
Expected Volatility OEC (%)	25.16%	32.07%	33.77%
Expected Volatility Peer Group (%)	13.90%	18.12%	17.30%
Correlation	0.5234	0.4952	0.4574
Risk-free interest rate (%)	0.90%	0.76%	1.45%
Model used	Monte Carlo	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.88	15.38	21.67

(6.9)	Earnings per share
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
The following table reflects the income and share data used in the basic and diluted EPS computations:

	2017	2016	2015
Profit or (loss) for the period- attributable to ordinary equity holders of the parent (in EUR k)	66,823	44,626	42,874
Weighted average number of ordinary shares (in thousands of shares)	59,320	59,353	59,635
Basic EPS (in EUR per share)	1.13	0.75	0.72
dilutive effect of share based payments (in thousands of shares)	1,354	801	195
Weighted average number of diluted ordinary shares (in thousands of shares)	60,674	60,154	59,830
Diluted EPS (in EUR per share)	1.10	0.74	0.72
The weighted average number of shares for 2017 and 2015 were constant over the year. For 2016 the weighted average number of shares was determined by the weighted average number of shares taking into account the weighted average effect of the repurchase of treasury shares. The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date and forfeitures during the respective fiscal years.

(7)	Notes to the statement of financial position

(7.1)	Goodwill and other intangible assets
Intangible assets developed as follows:

	In EUR k
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2016	48,512	55,900	64,571	17,200	40,387	226,570
Currency translation	—	—	233	—	1,037	1,270
Additions	—	—	—	—	2,672	2,672
Acquisition of a subsidiary	—	—	—	—	—	—
Disposals	—	—	—	—	(11)	(11)
As at December 31, 2016	48,512	55,900	64,804	17,200	44,085	230,501
As at January 1, 2017	48,512	55,900	64,804	17,200	44,085	230,501
Currency translation	—	—	(432)	—	(3,909)	(4,341)
Additions	—	390	—	—	632	1,022
Disposals	—	—	—	—	(66)	(66)
As at December 31, 2017	48,512	56,290	64,372	17,200	40,742	227,116

	In EUR k
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2016	—	16,461	34,757	5,066	26,971	83,255
Currency translation	—	—	31	—	915	946
Amortization Expense	—	3,727	7,266	1,147	7,681	19,821
Impairment Segment Restructruing	—	—	—	—	(6)	(6)
Disposals	—	—	—	—	(11)	(11)
As at December 31, 2016	—	20,188	42,054	6,213	35,550	104,005
As at January 1, 2017	—	20,188	42,054	6,213	35,550	104,005
Currency translation	—	—	(25)	—	(3,194)	(3,219)
Amortization Expense	—	3,727	6,984	1,147	7,057	18,915
Disposals	—	—	—	—	(66)	(66)
As at December 31, 2017	—	23,915	49,013	7,360	39,347	119,635

	In EUR k
Net carrying value	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at December 31, 2016	48,512	35,712	22,750	10,987	8,535	126,496
As at December 31, 2017	48,512	32,375	15,359	9,840	1,395	107,481

Impairment testing of goodwill and intangible assets with indefinite lives
Goodwill acquired through business combinations has been allocated to the two groups of CGUs below for all periods presented, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties
Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k as at December 31, 2017 and 2016

•	Specialties EUR 20,965k as at December 31, 2017 and 2016
The Group performs its annual impairment test in the fourth quarter based on September 30 actual results.
A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in impairment.

•	Rubber
The recoverable amount of the Rubber group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to post-tax cash flow projections is 8.29% (2016: 8.4%) and cash flows beyond the five-year period are extrapolated using a 1.1% growth rate (2016: 1.15%). As a result of this analysis, there was no impairment charged against goodwill in 2017, 2016 or 2015.

•	Specialties
The recoverable amount of the Specialties group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to the post-tax cash flow projections is 10.17% (2016: 8.47%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1.1% (2016: 1.15%). As a result of this analysis, there was no impairment charged against goodwill in 2017, 2016 or 2015.
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
Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets mainly include assets with a remaining useful lifetime of 2.5 years (customer relationships with historical cost totaling EUR 64,372k) and 9.5 years (know-how, production technologies and patents with historical cost totaling EUR 56,290k and trademarks with historical cost totaling EUR 17,200k).

(7.2)	Property, plant and equipment
Property, plant and equipment developed as follows:

	In EUR k
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2016	42,076	80,850	429,726	18,581	32,942	604,175
Currency translation	802	4,225	14,094	364	1,023	20,508
Additions	220	978	33,015	2,440	21,112	57,765
Disposals	—	(281)	(2,410)	(224)	(550)	(3,465)
Reclassifications	270	(586)	22,116	699	(22,499)	—
As at December 31, 2016	43,368	85,186	496,541	21,860	32,028	678,983
As at January 1, 2017	43,368	85,186	496,541	21,860	32,028	678,983
Currency translation	(1,313)	(4,594)	(27,248)	(564)	(1,293)	(35,012)
Additions	6	2,167	57,190	1,665	26,037	87,065
Disposals	(104)	(721)	(8,567)	(2,006)	(179)	(11,577)
Reclassifications	149	615	15,775	1,271	(17,810)	—
As at December 31, 2017	42,106	82,653	533,691	22,226	38,783	719,459

	In EUR k
Depreciation	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2016	—	22,026	184,408	11,885	—	218,319
Currency translation	—	1,312	5,415	217	—	6,944
Depreciation expense	—	4,622	51,346	2,496	—	58,464
Impairment Segment Restructuring	446	1,107	8,546	171	20	10,290
Disposals	—	(310)	(2,225)	(226)	—	(2,761)
As at December 31, 2016	446	28,757	247,490	14,543	20	291,256
As at January 1, 2017	446	28,757	247,490	14,543	20	291,256
Currency translation	—	(1,242)	(12,621)	(368)	—	(14,231)
Depreciation expense	—	5,776	59,122	2,969	—	67,867
Reversal of Impairment Segment Restructuring	—	—	(972)	—	—	(972)
Disposals	—	(353)	(7,444)	(1,996)	—	(9,793)
Reclassifications	—	(3)	20	(17)	—	—
As at December 31, 2017	446	32,935	285,595	15,131	20	334,127

	In EUR k
Carrying amount	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at December 31, 2016	42,922	56,429	249,051	7,317	32,008	387,727
As at December 31, 2017	41,660	49,718	248,096	7,095	38,763	385,332

The expected remaining depreciation per useful life range of the existing assets as at December 31, 2017 is as follows:

	In EUR k
Depreciation per useful life range	0-5 years	6-10 years	11-20 years	21 years and beyond	Total
Land rights and buildings	20,307	12,930	10,906	5,575	49,718
Plant and machinery	169,884	62,859	15,353	—	248,096
Other equipment, furniture and fixtures	6,058	951	86	—	7,095
(7.3)    Trade receivables, other financial assets

	In EUR k
	As at Dec 31,
	2017			2016
	Total	Thereof current	Thereof non‑current	Total	Thereof current	Thereof non‑current
Trade receivables	195,341	195,341	—	190,503	190,503	—
Receivables from hedges/ derivatives	2,964	757	2,207	2,826	1,599	1,227
Loans	574	—	574	1,357	593	764
Miscellaneous financial assets	2,678	2,487	191	3,259	3,072	187
Other financial assets	6,216	3,244	2,972	7,442	5,264	2,178
Total	201,557	198,585	2,972	197,945	195,767	2,178
Cash and cash equivalents which are also financial assets are presented under note (7.6) Cash and cash equivalents.
(a)    Trade receivables
The aging of trade receivables is as follows:

	In EUR k
	As at Dec 31,
	2017	2016
Impaired receivables, net	4,353	2,497
Gross amount (before impairment losses and allowances)	8,706	9,773
Impairment provision (including allowances)	4,353	7,276
Unimpaired receivables	190,988	188,006
Not due	179,048	173,722
Past due by
Up to 3 months	11,476	13,888
3 to 6 months	394	150
6 to 9 months	37	70
9 to 12 months	4	53
More than 1 year	29	123
Total	195,341	190,503
See below for the movements in the provision for impairment of receivables:

	In EUR k
	2017	2016
As at January 1,	7,276	5,814
Addition	3,780	4,585
Utilization	(680)	(28)
Unused amounts reversed	(5,736)	(3,099)
Currency translation	(287)	4
As at December 31,	4,353	7,276
(b)    Receivables from derivatives/hedges
On August 28, 2014, September 2, 2014 and November 10, 2017 the Group acquired interest rate caps to hedge interest rate risk on current term loan financing (for more details, see note (9.3) Financial risk management). These interest rate caps were measured at fair value as at December 31, 2017 of EUR 2,207k (prior year: EUR 1,022k). In 2017 the Group has entered into commodity derivative agreements to hedge the impact of raw material price fluctuations on cost of sales for specific sales. As of December 31, 2017 commodity derivatives accounted for receivables from derivatives of EUR 198k (prior year: EUR 1,328k). EUR 559k of receivables from derivatives relates to the fair value of current foreign currency derivatives (prior year: EUR 271k) and fair value of combined interest rate and foreign currency derivatives. The amounts of EUR 559k and EUR 198k reflect the current portion, EUR 2,207k are non-current.
(c)    Loans
The loans are neither due nor impaired.
(7.4)    Inventories

	In EUR k
	As at Dec 31,
	2017	2016
Raw materials, consumables and supplies	53,487	54,694
Work in process	9	34
Finished goods and merchandise	79,360	59,623
Total	132,856	114,351

In the periods ending December 31, 2017, 2016 and 2015 EUR 2,446k, EUR 5,865k and EUR 3,021k, respectively, were recognized as an expense for damaged, obsolete and lost inventories.
In fiscal years 2017 and 2016, impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance on inventories as of December 31, 2017 and December 31, 2016 amounted to EUR 1,432k and EUR 4,208k, respectively, and developed as following:

	In EUR k
	2017	2016
As at January 1, 2017	4,208	3,399
Addition	1,432	4,175
Utilization	(3,528)	(3,283)
Release	(680)	(83)
As at December 31, 2017	1,432	4,208

(7.5)	Other assets

	In EUR k			In EUR k
	As at Dec 31,			As at Dec 31,
	2017			2016
	Total	Thereof current	There of non‑current	Total	Thereof current	There of non‑current
Miscellaneous other receivables	28,248	28,044	204	21,876	20,921	955
Prepaid expenses	4,206	1,172	3,034	2,967	1,064	1,903
Total	32,454	29,216	3,238	24,843	21,985	2,858
Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 14,767k and EUR 8,338k as at December 31, 2017 and 2016, respectively), advance payments (EUR 4,550k and EUR 6,992k as at December 31, 2017 and 2016, respectively) and guarantee deposits (EUR 1,385k and EUR 1,658k as at December 31, 2017 and 2016, respectively).
Prepaid expenses mainly include other unamortized transaction costs of EUR 2,751k and EUR 1,422k as at December 31, 2017 and 2016, respectively (of which EUR 2,200k and EUR 871k, respectively, is non-current) incurred in connection with the revolving credit facility that has not been utilized by the respective reporting dates (see note (7.10)(b) Revolving credit facility for further information on transaction costs in connection with the refinancing on July 25, 2014).

(7.6)	Cash and cash equivalents
The cash and cash equivalents as of December 31, 2017 and 2016 of EUR 60,272k and EUR 73,907k, respectively, include bank balances and cash on hand of EUR 59,648k and EUR 73,895k and checks of EUR 624k and EUR 12k.

(7.7)	Equity
(a)    Subscribed capital
The Company’s fully paid-in subscribed capital as at December 31, 2017 amounted to EUR 59,635k, represented by 59,320,214 shares held in total by public shareholders, except for 314,912 shares held in treasury by Orion Engineered Carbons S.A.
Since July 28, 2014, the Company’s authorized unissued share capital is EUR 29,818k consisting of 29,817,500 common shares with no par value. During a period of five years the Board of Directors is authorized to issue common shares, to grant options to subscribe for common shares (see also (6.8) Share-based payments) and to issue any other instruments convertible into common shares within the limit of authorized capital.

(b)    Treasury Shares
On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The following table sets forth the numbers and average prices of the shares repurchased during the year ended December 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Maximum approximate Dollar Value of shares that may yet be purchased under the Program as of December 31, 2016
January 1, 2016 – January 31, 2016	104,438	$11.1647	$18,833,978
February 1, 2016 – February 29, 2016	199,874	$12.3170	$16,372,123
March 1, 2016 – March 31, 2016	10,600	$12.9293	$16,235,072
April 1, 2016 – December, 2016	—	$0.0000	$16,235,072
Total	314,912	$11.9555	$16,235,072
The Euro-equivalent of shares repurchased during the year 2016 is EUR 3,415k. The average share price paid per share in Euro was EUR 10.8441, applying the daily US-Dollar exchange rates as published by the European Central Bank. The term of the repurchase plan has expired.

(c)    Reserves
The capital reserves include the effects from the contribution in kind of EUR 196,357k in conjunction with the IPO. Furthermore, the equity–settled share–based payments at a total accumulated amount of EUR 12,252k, EUR 4,482k and EUR 907k are recognised in the capital reserve as of December 31, 2017, 2016 and 2015. Refer to note (6.8) Share based payments for further details of the plan.
In the year ended December 31, 2015, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each, subsequently ratified in the annual general meeting in 2016.
In the year ended December 31, 2016, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each, subsequently ratified in the annual general meeting in 2017.
In the year ended December 31, 2017, the Group paid interim cash dividends of EUR 0.67 per common share, equivalent to a total distribution of EUR 40m in quarterly installments of EUR 10m each.
The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The reserve for hedges of a net investment in foreign operation includes net gains and losses from the change in the fair value of the effective portion of the hedge in investment in foreign operation. Refer to note (9.3) Financial risk management. The foreign currency translation reserve includes accumulated translation differences from consolidation of financial statements of our subsidiaries that have a foreign functional currency.

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
In 2017, Germany accounted for approximately 89% (89% in 2016) of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the company’s pension plan provides, at the option of employees for either defined benefit or defined contribution benefits. Plan assets relating to this plan reduce pension provision disclosed.
In 2017 and 2016, pension provisions developed as follows:

	In EUR k
	2017	2016
At the beginning of the period	54,736	44,994
Actuarial (gain)/ loss	(593)	10,574
Net pension expense	2,178	243
Net (contribution)/return into/from plan assets	450	(880)
Net benefits paid	(2,137)	(827)
Exchange difference	(110)	632
Pension provisions at the end of the period	54,524	54,736
The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations:

Assumptions	As at Dec 31,
	2017	2016
Discount rate	1.90%	1.90%
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	1.5%	1.5%
A quantitative sensitivity analysis for the significant assumptions as at December 31, 2017 is shown below:

	In EUR k
	As at Dec 31,
	2017
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.40%	2.40%	1.00%	2.00%	+ 2 Years
Impact on defined benefit obligation	(5,515)	4,751	7,179	(7,931)	(3,444)
A quantitative sensitivity analysis for the significant assumptions as at December 31, 2016 is shown below:

	In EUR k
	As at Dec 31,
	2016
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.40%	2.40%	1.00%	2.00%	+ 2 Years
Impact on defined benefit obligation	(5,708)	4,896	6,954	(7,715)	(3,435)

The present value of the defined benefit obligation developed as follows:

	In EUR k
	2017	2016
Present value of defined benefit obligation at the beginning of the period	61,379	50,589
Actuarial (gain)/ loss	(661)	10,544
Current service cost	684	712
Interest cost	1,525	1,541
Benefits paid	(2,137)	(827)
Other adjustments	128	(1,874)
Currency translation	(162)	694
Present value of defined benefit obligation at the end of the period	60,756	61,379
Based on the weighted Macaulay method the defined benefit obligation has maturity respectively duration of 21.2 (prior year: 21.9 years).
The fair value of plan assets developed as follows:

	In EUR k
	2017	2016
Fair value of plan assets at the beginning of the period	6,643	5,595
Expected return on plan assets	159	136
Employer contributions	888	1,006
Employee contributions	—	50
Actuarial gain/(loss)	(68)	(30)
Benefits paid	(1,338)	(176)
Currency translation	(52)	62
Fair value of plan assets	6,232	6,643
The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies. These insurance policies do not have a quoted market price. The actual return on plan assets amounted to EUR 91k and EUR 106k for the years ended December 31, 2017 and 2016, respectively.
Financing as at December 31, 2017 and 2016 was as follows:

	In EUR k
	As at Dec 31,
	2017	2016
Defined benefit obligation	60,756	61,379
Fair value of plan assets	(6,232)	(6,643)
Pension provision	54,524	54,736

The total pension expense for continuing operations breaks down as follows:

	In EUR k
	2017	2016	2015
Current service cost	684	712	762
Interest expense	1,525	1,541	1,485
Return on plan assets	(159)	(136)	(160)
Past service cost/(income) and other adjustments	128	(1,874)	(1,247)
Net pension expense/(income)	2,178	243	840
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
The interest cost and return on plan assets is shown in the finance result, see note (6.5) Finance income and costs. The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension contributions for 2018 amount to EUR 1,667k. The weighted average term of the pension obligation is 21.2 years (prior year: 21.9 years).
The Group paid EUR 11,333k, EUR 11,522k and 11,091k for the years ended December 31, 2017, 2016 and 2015 for state defined contribution pension schemes (statutory pension insurance) in Germany and other countries. This amount is also recognized as personnel expenses (social security costs).

(7.9)	Other provisions

	In EUR k			In EUR k
	As at Dec 31,
	2017			2016
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Personnel provisions	31,804	23,805	7,999	34,195	24,628	9,567
Provisions for sales and procurement	2,822	2,822	—	2,749	2,749	—
Provisions for environmental protection measures	1,640	431	1,209	1,686	507	1,179
Provisions for restoration	1,918	—	1,918	3,001	—	3,001
Restructuring provision related to Rubber footprint	7,268	7,268	—	15,819	15,819	—
Other provisions	15,262	15,262	—	16,353	16,353	—
Total	60,714	49,588	11,126	73,803	60,056	13,747
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
Provisions related to Rubber footprint restructuring include severances, demolition, site remediation and securing expenses, as further described in notes (6.4) Restructuring expenses .

The provision for other obligations relates to product liability and patent, tax, anti-trust, legal and advisory services and similar accrued obligations.
The Company does not anticipate any reimbursements related to the provisions recorded.
Other provisions as at December 31, 2017 and 2016 developed as follows:

	In EUR k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ- mental protection measures	Provisions for restoration	Restructuring provision related to Rubber footprint	Other provisions	Total
As at Dec 31, 2016	34,195	2,749	1,686	3,001	15,819	16,353	73,803
Currency translation	(1,078)	(125)	5	(393)	—	(743)	(2,334)
Additions	21,250	2,799	122	—	2,000	7,615	33,786
Utilization	(22,405)	(2,597)	(255)	(730)	(10,551)	(6,897)	(43,435)
Reversals	(248)	(4)	(1)	—	—	(1,066)	(1,319)
Unwinding of the discount/change in interest rate	90	—	83	40	—	—	213
As at Dec 31, 2017	31,804	2,822	1,640	1,918	7,268	15,262	60,714

	In EUR k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ-mental protection measures	Provisions for restoration	Restructuring provision related to Rubber footprint	Other provisions	Total
As at Dec 31, 2015	35,579	2,670	1,691	3,070	—	10,503	53,513
Currency translation	245	94	(3)	101	—	883	1,320
Additions	21,695	2,803	98	159	15,960	12,476	53,191
Utilization	(23,329)	(2,761)	(100)	(329)	(141)	(6,988)	(33,648)
Reversals	(133)	(57)	—	—	—	(521)	(711)
Unwinding of the discount/change in interest rate	138	—	—	—	—	—	138
As at Dec 31, 2016	34,195	2,749	1,686	3,001	15,819	16,353	73,803

(7.10)	Trade payables, other financial liabilities

	In EUR k
	As at Dec 31,
	2017			2016
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Term Loan	558,569	5,007	553,562	618,059	4,526	613,533
Local bank loans	10,433	15	10,418	—	—	—
Liabilities from derivatives	4,330	774	3,556	863	863	—
Other financial liabilities	97	52	45	202	76	126
Total financial liabilities	573,429	5,848	567,581	619,124	5,465	613,659

Trade payables	141,436	141,436	—	122,913	122,913	—

Total	714,865	147,284	567,581	742,037	128,378	613,659
(a)    Term Loans
On July 25, 2014, Orion entered into a refinancing of its indebtedness. Orion entered into its current EUR-equivalent 665m credit facility term loan (term loan liability denominated in USD: 358m, term loan liability denominated in EUR: 399m) with an original maturity date of July 25, 2021 (the “Term Loans”). Interest is calculated based on 3-M-EURIBOR (for EUR denominated loan), or 3-M-USD-LIBOR (for USD denominated loan) plus a 3.75%-4.00% margin (depending on leverage ratio). For both EURIBOR and USD-LIBOR a floor of 1.0% applied. At least 1% of the principal amount is required to be repaid per annum; Orion may make additional voluntary repayments. On December 30, 2015, a voluntary repayment of EUR 25.0 million and USD 27.0 million was made. Further debt repayments of EUR 20.0 million and USD 22.0 million were made on January 29, 2016 and July 15, 2016 as well as EUR 11.0 million and USD 9.0 million were made on January 23, 2017.
On September 30, 2016 the Company signed an amendment to the credit agreement, dated as of July 25, to reprice its EUR- and USD- denominated outstanding term loans. The repricing resulted in a 100 basis point reduction to interest, from the previous annual interest rate of 4.75% (3.75% margin plus floor of 1.00%) to an annual interest rate of 3.75% (3.00% margin plus floor of 0.75%), and it reduced Orion’s annual cost of debt by approximately €6.2 million. Other provisions of this credit agreement remained unchanged.
On May 5, 2017, the Company signed another amendment to the credit agreement, dated as of July 25, 2014 to reprice its EUR- and USD- denominated outstanding term loans. The repricing resulted in a 100 basis point reduction to interest for the EUR denominated loan, from the previous annual interest rate of currently 3.75% (3.00% margin plus 3-M-EURIBOR (minimum floor of 0.75%) to an annual interest rate of currently 2.75% (2.75% margin plus 3-M-EURIBOR (minimum floor of 0.00%)), and in a 50 basis points reduction to interest for the USD denominated loan, from the previous annual interest rate of 3.00% margin plus 3-M-USD-LIBOR (minimum floor of 0.75%)) to an annual interest rate of 2.50% margin plus 3-M-USD-LIBOR (minimum floor of 0.00%). It reduced Orion’s annual cost of debt by approximately EUR 4.7 million. Other provisions of this credit agreement remained unchanged.
On November 7, 2017, the company signed an additional amendment to the credit agreement, dated as of July 25, 2014 to reprice its EUR denominated outstanding term loan, and to extend the term of the Term Loans. The repricing resulted in a 25 basis points reduction to interest for the EUR denominated loan, from the previous annual interest rate of currently 2.75% margin plus 3-M-EURIBOR (minimum floor of 0.00%) to an annual interest rate of currently 2.50% margin plus 3-M-EURIBOR (minimum floor of 0.00%). It reduced Orion’s annual cost of debt by approximately EUR 0.8 million. The term extension resulted in a new maturity date of July 25, 2024 (previously July 25, 2021). Other provisions of this credit agreement remained unchanged.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. The transaction costs incurred upon issuance of the Term Loans in 2014 amount to EUR 19,277k. In connection with the repricing described above further transaction costs of EUR 2,916k in 2017 and EUR 1,878k in 2016 were incurred and capitalized. In 2017, an amount of EUR 3,110k related to capitalized transaction costs was amortized and recognized as finance costs in this regard (prior year: EUR 2,547k). In addition an amount of EUR 389k was amortized as finance costs due to the voluntary redemption in the first quarter of 2017 (prior year: EUR 712k).

The carrying value as at December 31, 2017 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred transaction costs of EUR 11,959k (December 31, 2016: EUR 12,522k).
(b)    Revolving credit facility
To generally safeguard the Company’s liquidity, the Company has entered into revolving credit facilities (“RCF”).
As part of the refinancing, on July 25, 2014 the then-existing revolving facility was replaced by a EUR 115m multicurrency revolving credit facility with an original maturity date July 25, 2019. Interest is calculated based on EURIBOR (for EUR drawings), and USD-LIBOR (for USD drawings) plus 2.5%-3.0% margin (depending on leverage ratio). The RCF has not been drawn. Transaction costs in the amount of EUR 2,752k originally incurred in connection with the RCF are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until July 25, 2019).
The amendment to the Credit Agreement entered into on May 5, 2017 (i) reduces the commitment fee paid on the unused commitments from 40% of the Applicable Rate (as defined in the Credit Agreement) to 35% of the Applicable Rate, (ii) extends the maturity date for the revolving credit facility to April 25, 2021 and (iii) increases the aggregate amount of revolving credit commitments to €175 million. All other terms of the Credit Agreement remained unchanged.
Additional Transaction costs in conjunction with the RCF in the amount of EUR 1,952k incurred in connection with the Amendment to the Credit Agreement are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until April 25, 2021).
During 2017, transaction costs of EUR 624k were amortized (prior year: EUR 551k). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 and the Amendment on May 30, 2017, amount to EUR 2,751k as at December 31, 2017 and EUR 1,422k as at December 31, 2016.
(c)    Liabilities from derivatives/hedges
On November 14, 2017 the Group acquired floored forward interest rate swaps to hedge interest rate risk on current term loan financing (for more details, see note (9.3) Financial risk management).
(d)    Local bank loans
On August 10, 2017, OEC Co. Ltd. in Korea has closed a term loan facility with Hana Bank with an amount of KRW 24 billion and a term of three years to finance the consolidation of our two plants in Korea. The loan is collateralized by real estate and machinery of our plant in Bupyong. As of December 31, 2017 the loan is drawn with an amount of EUR 10,418k.

(7.11)	Deferred and current taxes

Deferred tax assets	In EUR k
	As at Dec 31,
	2017	2016
Assets
Intangible assets	1,004	1,062
Property, plant and equipment	1,928	2,796
Financial assets	6,094	18,773
Inventories	1,825	2,577
Receivables, other assets	2,320	1,999
Liabilities
Provisions	16,710	18,542
Liabilities	21,939	39,106
Other
Loss carryforwards	15,807	20,593
Total deferred tax assets	67,627	105,448
Netting with deferred tax liabilities	(31,318)	(44,493)
Deferred tax assets (net)	36,309	60,955

Deferred tax liability	In EUR k
	As at Dec 31,
	2017	2016
Assets
Intangible assets	684	1,198
Property, plant and equipment	27,336	45,858
Financial assets	5,527	20,233
Receivables, other assets	11,321	14,795
Liabilities
Provisions	5,677	5,129
Liabilities	1,719	1,837
Total deferred tax liabilities	52,264	89,050
Netting with deferred tax assets	(31,318)	(44,493)
Deferred tax liabilities (net)	20,946	44,557
Net deferred tax	(15,363)	(16,398)
Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards can be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.
As of December 31, 2017 and 2016, certain loss carryforwards were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.

The following tax loss and interest carryforwards were recognized as at December 31, 2017 and 2016 (gross amounts):

	In EUR k
	As at Dec 31,
	2017	2016
Corporate income tax loss carryforwards	95,515	86,384
Trade tax loss carryforwards	—	40,370
Total	95,515	126,754
No deferred tax assets were recognized for the following items (gross amounts):

	In EUR k
	As at Dec 31,
	2017	2016
Deductible temporary differences	28,366	28,449
Corporate income tax loss carryforwards	104,772	154,009
Trade tax loss carryforwards	213	2,353
Interest carryforwards for tax purposes	20,535	17,771
Total	153,886	202,582
The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 92,222k (prior year: EUR 149,826k). EUR 3,514k (prior year: EUR 5,878k) expires within 1 to 5 years.
EUR 9,250k (prior year: EUR 658k) expires later than 5 years.
No deferred taxes were recognized on a taxable temporary difference of EUR 14,873k (prior year: EUR 21,263k) in connection with subsidiaries (IAS 12.39).
Deferred tax liabilities in the USA were reduced by EUR 7,354k, deferred tax assets were reduced by EUR 358k and taxes within other comprehensive income were reduced by EUR 420k mainly reflecting the changes following the U.S. tax reform and the future corporate tax rate of 21%.

(8)	Notes to the statement of cash flows
Significant non-cash expenses for the year ended December 31, 2017 mainly consist of unrealized foreign currency gains on our USD Term Loan amounting to EUR 12,834k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to the Euro appreciating against the U.S. Dollar from 1.0541 USD/EUR as at December 31, 2016 to 1.1993 USD/EUR as at December 31, 2017 and amortization of capitalized transaction costs of EUR 4,123k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2016 the unrealized foreign exchange rate losses on the Term Loan amounted to EUR 3,283k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to a decrease of USD foreign exchange rate from 1.0887 USD/EUR as at December 31, 2015 to 1.0541 as at December 31, 2016. Additionally, amortized capitalized transaction expenses for term loans amounted to EUR 3,810k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2015 the unrealized foreign exchange rate loss on the Term Loan amounted to EUR 16,553k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to a decrease of USD foreign exchange rate from 1.2141 USD/EUR as at December 31, 2014 to 1.0887 as at December 31, 2015. Additionally, amortized capitalized transaction expenses for term loans amounted to EUR 4,804k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.

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
As at December 31, 2017 and 2016 invested capital consists of the following:

	Interest rate	Maturity	Comment	In EUR k
				As at Dec 31,
				2017	2016
Reported equity	N/A	N/A		83,262	52,882
Term Loans (see note (7.10(a)))	Interest after November 2017 repricing: EURIBOR / LIBOR (Floor 0.0%) plus 2.50% Margin.	July 25, 2024	1% minimum repayment / year; voluntary additional repayments	558,569
	Interest as at 31 December 2016: EURIBOR / LIBOR (Floor 0.75%) plus 3.00% Margin	July 25, 2021	1% minimum repayment / year; voluntary additional repayments		618,059
Cash and cash equivalents	N/A	N/A	N/A	(60,272)	(73,907)
Total invested capital				581,559	597,034

(9.2)	Additional disclosures on financial instruments
The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement.

	In EUR k
	2017	2016	2015	2017	2016	2015
	Loans and receivables			Financial assets held for trading / Financial assets designated as hedging instruments
Income from the reversal of bad debt allowances	5,736	3,099	1,285	—	—	—
Income from the currency translation of monetary items	26,505	20,598	5,008	—	—	—
Income from the valuation of derivatives	—	—	—	404	217	2,202
Expenses from the currency translation of monetary items	(44,707)	(23,498)	(1,930)	—	—	—
Expenses from the valuation of derivatives	—	—	—	(980)	(999)	(2,247)
Expenses for bad debt allowances on trade receivables	(3,780)	(4,585)	(1,957)	—	—	—
Result from loans and receivables	370	157	1,577	—	—	—
Other interest-like income	374	514	368	—	—	—
Total	(15,502)	(3,715)	4,351	(576)	(782)	(45)

	In EUR k
	2017	2016	2015	2017	2016	2015
	Liabilities held for trading			Liabilities measured at amortized cost
Income from the currency translation of monetary items	—	—	—	12,834	3,878	—
Expenses from the currency translation of monetary items	—	—	—	—	—	(16,553)
Expenses from the valuation of derivatives	(3,683)	(11,549)	(7,315)	—	—	—
Interest expenses from loans	—	—	—	(24,415)	(33,567)	(41,174)
Other interest-like expenses	—	—	—	(2,453)	(1,847)	(1,088)
Total	(3,683)	(11,549)	(7,315)	(14,034)	(31,536)	(58,815)
The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. The table below shows a comparison of the carrying amount to the fair value of each financial asset and financial liability as at December 31, 2017 and 2016:

	In EUR k
	2017	2016	2017	2016
	Carrying amount		Fair value
Loans and receivables
Trade receivables	195,341	190,503	195,341	190,503
Loans	574	1,357	574	1,357
Miscellaneous financial assets	2,678	3,259	2,678	3,259
Cash and cash equivalents	60,272	73,907	60,272	73,907
Total	258,865	269,026	258,865	269,026

Financial assets held for trading
Receivables from derivatives	2,964	2,826	2,964	2,826

Total financial assets	261,829	271,852	261,829	271,852

Liabilities measured at amortized cost
Term loan	558,569	618,059	570,528	630,581
Local Bank Loan	10,433	—	10,433	—
Trade payables	141,436	122,913	141,436	122,913
Other financial liabilities	97	202	97	202
Total	710,535	741,174	722,494	753,696

Liabilities held for trading
Liabilities from derivatives	4,330	863	4,330	863
Total financial liabilities	714,865	742,037	726,824	754,559

The table below presents the allocation of the fair values to the fair value hierarchy levels (see note (2.5)    Significant accounting policies).

	In EUR k
	As at Dec 31,
	2017	2016	2017	2016	2017	2016
	Level 1		Level 2		Level 3
Financial assets measured at fair value
Receivables from derivatives	—	—	2,964	2,826	—	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	—	4,330	863	—	—
Liabilities for which fair values are disclosed
Term loan	—	—	570,528	630,581	—	—
Local Bank Loan	—	—	10,433	—	—	—
The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts, commodity forward contracts and interest rate caps and swaps. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. As at December 31, 2017, the fair value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.
The fair value of our Term Loans are estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities, and compared against institutional quotes.
The following table shows a current and non-current classification for foreign currency derivatives, interest rate derivatives and commodity derivatives:

	As at Dec 31,
	2017	2016	2017	2016	2017	2016
	Total		Thereof current		Thereof non-current
	In EUR k
Receivables from foreign currency derivatives	559	271	559	271	—	—
Receivables from interest rate derivatives	2,207	1,022	—	—	2,207	1,022
Receivables from combined interest rate and foreign currency derivatives	—	205	—	—	—	205
Receivables from commodity derivatives	198	1,328	198	1,328	—	—
Total receivables from derivatives	2,964	2,826	757	1,599	2,207	1,227
Liabilities from foreign currency derivatives	749	—	749	—	—	—
Liabilities from interest rate derivatives	509	—	—	—	509	—
Liabilities from combined interest rate and foreign currency derivatives	3,047	—	—	—	3,047	—
Liabilities from commodity derivatives	25	863	25	863	—	—
Total liabilities from derivatives	4,330	863	774	863	3,556	—
Receivables from commodity derivatives and liabilities from commodities as at December 31, 2017 are designated to cash flow hedges in its entirety.
According to financial risk management goals (see note (9.3) Financial risk management) the group enters into derivatives. Depending on the impact on financial statements, the Group decides to account for foreign currency derivatives, interest rate derivatives and commodity derivatives as cash flow hedges if the criteria for hedge accounting are met.
In 2016 the Group has entered into commodity derivative agreements to hedge the price fluctuations of certain carbon black oil purchases and the related indexed sales which are designated as cash flow hedges to hedge the impact of raw material price fluctuations on cost of sales for specific sales. The effective portion of the change in fair value of the derivative is recorded in accumulated other comprehensive income until revenues and hence cost of sales are recorded for the specific sales. The agreements have a term of three months. Specific sales follow with a time delay of up to two months in which the cash flows are expected to occur and profit or loss will be affected. The amount recorded in other comprehensive income as of December 31, 2017 amount to EUR 82k and as of December 31, 2016 amount to EUR 752k net of tax. During the five months both cash flow impacts occur and effects are recycled through profit and loss. The amount recognized in other comprehensive income for the year ended December 31, 2015 was EUR nil.
In 2017, net expense of EUR 4,259k arising from the valuation of derivatives (in 2016 net income of EUR 218k and in 2015 net expense of EUR 3,414k) was included in the financial result and in 2017 net expenses/income of EUR 0k (EUR 14k and EUR 877k in 2016 and 2015) arising from the valuation of derivatives were included in the operating result.
In all periods presented, a total of nil unrealized losses/gains from cash flow hedges that had been recognized in other comprehensive income was reversed into finance result.
(9.3)    Financial risk management
Overview
The Group is exposed to the following risks as part of its normal business activities:
•    Market risk, consisting of interest rate risk, foreign currency risk and commodity risk

•    Liquidity risk
•    Credit risk
The Company’s corporate policy focuses primarily on limiting these risks for the Group’s business value and the operating performance to mitigate the impact on cash flow and earnings. For this purpose, the Company established a systematic financial and risk management system. All risks are managed centrally by Orion.

Derivative financial instruments are used to reduce risk. They fully relate to the corresponding underlying. In the area of foreign currency risk management, standard market products, such as forward exchange contracts, options and swaps, are used as well as a net investment hedge.
(a)    Market risk
Market risk can generally be divided into interest rate risk, foreign currency risk and commodity risk. Foreign currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant Group companies and through payments of foreign currency debt.
The objective of foreign currency management is to hedge the operations of these companies against income fluctuations and cash flow fluctuations arising from foreign exchange rate changes in these currencies insofar as this is economically viable and practicable. Identified items are therefore fully hedged directly after initial recognition. Contrary effects from the offsetting of credit and debit items are taken into account in the process. Foreign exchange rate fluctuations and commodity price fluctuations resulting from trade are mostly passed through to customers.
Interest rate risk
Interest rate risk management aims to protect the consolidated profit or loss from negative effects from market interest rate fluctuations.
Both Euro and U.S. Dollar denominated tranches of the Term Loans, as well as the RCF have variable interest rates based on EURIBOR or LIBOR reference rates. The Term Loans include a floor at 0.00% per annum, i.e. the applicable minimum reference rates are set at 0.00% per annum. To reduce interest rate risk, the Group has entered into interest rate caps and a swap on August 28, 2014, September 2, 2014, November 10, 2017, and November 14, 2017 as indicated below:

In Currency k				Nominal Amount at Year End
Currency	Type	Strike/Rate	Start Date	Expiry Date	2017	2018	2019	2020	2021
EUR	Cap	1%	12/31/2014	3/31/2021	200,000	150,000	75,000	25,000	—
USD	Cap	2.5%	12/31/2014	3/31/2021	200,000	125,000	75,000	25,000	—
EUR	Cap	1%	12/29/2017	12/29/2021	100,000	150,000	225,000	250,000	—
USD	Cap	2.5%	12/29/2017	12/29/2021	75,000	150,000	170,000	225,000	—
EUR	Floored Swap	0.0%/1.16%	12/29/2021	7/25/2024	—	—	—	—	275,000
Total1)					529,300	529,300	504,286	483,455	275,000
1)USD/EUR exchange rate of 1.993
Cash flow hedges
The Group has designated, as of November 28, 2014 the entire interest rate caps entered in 2014 and denominated in EUR with an initial nominal amount of EUR 375m against the Term Loan tranches denominated in EUR with an initial nominal amount of EUR 399m, as well as the entire interest rate caps entered in 2014 and denominated in USD with an initial nominal amount of USD 350m against Term Loan tranches denominated in USD with an initial nominal amount of USD 358m with respect to quarterly interest payments exceeding a 3-months-EURIBOR rate of 1.0% and a 3-months-USD-LIBOR rate of 2.5% respectively. The Group has designated the entire interest rate caps and the interest rate swap at closing in November 2017 in the same manner. The Group has performed a hedge effectiveness test based on the critical terms match method (prospectively) and the dollar offset test (retrospectively), both on designation date and as of December 31, 2017, which confirmed hedge effectiveness.

The table below shows the sensitivity of the interest expense to changes in the interest rate, after the impact of hedge accounting. It shows the change resulting from a hypothetical fluctuation in the three-month EURIBOR and USD-LIBOR of 50 basis points (0.50%) as at December 31, 2017, 2016 and 2015 assuming that all other variables remain unchanged. Furthermore, changes in USD/EUR exchange rates would have an impact on our interest exposure and vice versa changes in interest rates would also have a related impacted on our foreign currency (USD) exposure, which is discussed below. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the then existing revolving credit facilities were utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan as well as a hypothetical change in interest rate of the revolving credit facilities on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2017, 2016 and 2015 is as follows:

	As at Dec 31,
	2017		2016		2015
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	In EUR k
Increase (decrease) in the interest expense	651	(94)	1,013	(622)	(633)	525
Increase (decrease) in income before taxes	(651)	94	(1,013)	622	633	(525)
Increase (decrease) in equity (Cash flow hedge reserve)	4,429	(2,821)	181	—	281	—
Increase (decrease) in total comprehensive income before taxes	3,778	(2,727)	(832)	622	914	(525)
As of December 31, 2017 no amounts have been drawn under the current RCF.
Foreign Currency risk
Foreign currency risks stem from future cash flows related to the capital service of the U.S. Dollar denominated Term Loan, from operating activities, and from net investments in foreign subsidiaries in connection with foreign exchange rate fluctuations.

To reduce the Group’s foreign currency exposure a portion of the U.S. Dollar denominated Term Loan is designated as hedge of the net investment in a foreign operation. Effective from January 1, 2015, U.S. Dollar 180 million was designated to cover foreign currency risks related to our U.S. business. The hedging amount is equal to the net equity amount as of December 31, 2014 of our affiliated U.S. companies. The net investment hedge accounted for an unrealized foreign exchange loss of EUR 1,238k, net of tax, in other comprehensive income. Furthermore a Cross Currency Swap with a nominal volume of USD 30,000k and a maturity in July 2021 was closed in January 2016. The swap reduces the foreign currency exposure of the U.S. Dollar denominated Term Loan. Notwithstanding a voluntary repayment of EUR 20 million and a scheduled repayment of 1% in 2017, the Euro-equivalent of the U.S. Dollar Term Loan decreased from EUR 285,558k to EUR 240,495k as a result of repayments and U.S. Dollar exchange rate fluctuation.
The table below shows the sensitivity with regard to the effect of a change in the USD/EUR exchange rate using the outstanding USD equivalent amount as of December 31, 2017 of EUR 240,495k less the designated net investment hedge of U.S. Dollar 180 million for the U.S. Dollar-denominated term loan. Furthermore, changes in interest rates would have an impact on our USD exposure and vice versa changes in USD/EUR currency rate would also have a related impact on our interest exposure which is discussed above.

A fluctuation of the USD/EUR exchange rate of 10% with other conditions remaining unchanged would have had the following effect on Orion’s consolidated profit or loss before taxes as at December 31, 2017, 2016 and 2015:

In EUR k	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	2017		2016		2015
FX gain / (FX loss) in finance result	8,219	(10,045)	10,436	(12,755)	12,240	(14,960)
Increase (decrease) in income before taxes	8,219	(10,045)	10,436	(12,755)	12,240	(14,960)
Increase (decrease) in equity (Reserve for hedges of a net investment in foreign operation)	13,644	(16,676)	15,524	(18,974)	15,030	(18,371)
Increase (decrease) in total comprehensive income before taxes	21,863	(26,721)	25,960	(31,729)	27,270	(33,331)
Commodity risk
Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.
Raw materials are purchased exclusively to cover own requirements.
The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.
As an example, price volatility is offset by means of price adjustment clauses in supply agreements with customers. The price risk mainly relates to the oil price, which significantly influences the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the Group only makes price adjustments on certain deferred cut-off dates. The residual risk arising from this time delay is monitored continuously. Currently, there are derivative financial instruments utilized to minimize the risk from the time delay in the Korean business while risks in other regions were minimized significantly by reducing the time needed for price adjustments.
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
Orion held the following liquid funds as at December 31, 2017 and 2016:
Cash and cash equivalents:                  EUR 60,272k and EUR 73,907k, respectively
Revolving credit facility, undrawn:    EUR 175,000k

The following tables show the residual terms of our Term Loan and its impact on our cash flows based on the agreed maturity date, the repayment schedule, and the total interest amounts. Implied three months EUR forward interest rates and implied USD forward interest rates starting on December 31, 2017 were used to calculate the repayment amounts.

As at December 31, 2017:

In EUR mill	2018	2019	2020	2021	Thereafter	Total
Debt:[1]
to third parties	7.0	7.0	7.0	7.0	542.6	570.5
Borrowing cost:[2]
to third parties	19.0	19.6	20.4	21.0	56.4	136.4
Total	26.0	26.5	27.3	28.0	599.0	707.0
1) USD/EUR of 1.1993 exchange rate assumed at the date of repayment
2) Interest denominated in U.S. Dollar is translated at a rate of USD/EUR of 1.1993
The following table shows the residual terms of our Term Loan and his impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:
As at December 31, 2016:

In EUR mill	2017	2018	2019	2020	Thereafter	Total
Debt:[1]
to third parties[2]	26.9	7.4	7.4	7.4	581.5	630.6
Borrowing cost:[3]
to third parties	24.3	25.5	26.1	26.4	21.5	123.9
Total	51.2	32.9	33.5	33.8	603.0	754.5
1) USD/EUR of 1.0541 exchange rate is assumed at the date of repayment
2) Includes EUR 20m voluntary debt repayment voluntarily in January 2017
3) Interest denominated in U.S. Dollar is translated at a rate of USD/EUR of 1.0541

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
Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers based in countries with high risk are generally covered by letters of credit or a credit insurance. As at December 31, 2017, 44 customers owed Orion more than EUR 1m each, which accounted for 53% (prior year: 37 customers accounting for 56%) of outstanding receivables. Three customers had outstanding accounts of more than EUR 5m, representing 11% (prior year: three customers representing 17%) of total receivables.
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

The following table shows the reconciliation and evaluation of changes in liabilities arising from financing activities, for both periods 2017 and 2016.

In EUR k	As at Jan 1, 2016	Cash flows (w/o interest payments)	Transfer	FX movement P&L	FX movement OCI	Other	As at Dec 31, 2016
Term loan	650,564	(41,976)	(4,526)	3,538	5,427	505	613,533
Liabilities under finance leases	218	(102)	—	—	—	10	126
Non-current liabilities from financing activities	650,782	(42,078)	(4,526)	3,538	5,427	516	613,659
Current interest-bearing liabilities	4,525	(7,259)	4,526	(20)	—	2,754	4,526
Current liabilities under finance leases	62	—	—	—	—	4	67
Current liabilities from financing activities	4,587	(7,259)	4,526	(20)	—	2,758	4,593
Total	655,369	(49,337)	—	3,518	5,427	3,274	618,252

In EUR k	As at Jan 1, 2017	Cash flows (w/o interest payments)	Transfer	FX movment P&L	FX movement OCI	Other	As at Dec 31, 2017
Term loan	613,533	(22,402)	(5,007)	(12,533)	(20,674)	644	553,562
Local bank loans	—	9,995	—	—	423	—	10,418
Liabilities under finance leases	126	(88)	—	—	—	8	45
Non-current liabilities from financing activities	613,659	(12,495)	(5,007)	(12,533)	(20,251)	651	564,025
Current interest-bearing liabilities	4,526	(7,112)	5,007	(275)	—	2,876	5,022
Current liabilities under finance leases	67	(21)	—	—	—	—	46
Financing related derivatives	—	—	—	—	—	3,555	3,555
Current liabilities from financing activities	4,593	(7,133)	5,007	(275)	—	6,431	8,622
Total	618,252	(19,628)	—	(12,807)	(20,251)	7,083	572,648

Financing related derivatives contain a floored cross-currency swap as well as of a floored forward interest rate swap in 2017. Other changes mainly consist of the release of transaction costs in the reporting period and fair value changes with regard to the financing related derivatives.

(9.4)	Related parties
Related parties include one joint venture of Orion that is accounted for using the equity method. Until December 8, 2017 Kinove Holdings and a co-investor as former majority shareholders of Orion Engineered Carbons S.A. and the shareholders of Kinove Holdings were related parties. In a series of secondary public offerings in 2017 Kinove Holdings and the co-investor sold their entire shareholdings in Orion Engineered Carbons S.A. to public shareholders. Therefore Kinove Holdings, the co-investor and the shareholders of Kinove Holdings are unrelated to Orion as of December 9, 2017.
Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.
Since the beginning of 2012, certain members of the administrative board, corporate management and senior management (the co-invested managers) have acquired shares on the basis of a co-investment program (CIP) of Kinove Luxembourg Coinvest S.C.A. which held 10% of the shares in Orion Engineered Carbons S.A which were fully sold in connection with the series of secondary public offerings in 2017 to public shareholders. The CIP qualified as an equity settled share-based payment plan because the terms and conditions under which the participating managers acquired the shares include defined lock-up periods and neither Orion Engineered Carbons S.A. nor any other group entity had an obligation to settle the share-based payment. No expenses were recognized in profit or loss as consideration for the services received by the co-invested managers.
Expenses for remuneration to key management personnel amounted to EUR 13,454k, EUR 9,525k and EUR 6,052k respectively, for the years ended December 31, 2017, 2016 and 2015 and comprised - except for the pension benefits and the share-based payments - exclusively short-term benefits. The following table presents compensation, including social security costs, pension expenses and other personnel expenses for the years 2015 through 2017:

	In EUR k
	Years ended Dec 31,
	2017	2016	2015
Wages & salaries	5,886	5,458	4,253
Social security costs	140	128	114
Pension expenses	498	443	357
Other personnel expenses	757	782	421
Share based payments	6,173	2,714	907
Total	13,454	9,525	6,052
In the normal course of business Orion from time to time receives services from, or sells products to, other related unconsolidated parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy. In addition, Orion purchased carbon black products for retail from the DGW KG joint venture for an aggregate amount of EUR 70,169k (2016 and 2015 EUR 52,194k and EUR 58,368k). Payables to DGW KG amount to EUR 16,352k at year end (Prior year: EUR 10,353k). Sales and service provided to DGW KG in year ended December 31, 2017, 2016 and 2015 amounted to EUR 2,325k, EUR 2,428k and EUR 2,453k. Receivables from DGW KG at December 31, 2017and 2016 were EUR 448k and EUR 214k.

(9.5)	Contingent liabilities and other financial obligations
As at December 31, 2017 and 2016 contingent liabilities and other financial obligations break down as follows:
The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity:

Maturity	In EUR k
	As at Dec 31,
	2017	2016
Less than one year	4,404	4,058
1 to 2 years	5,927	2,853
2 to 3 years	5,476	2,752
3 to 4 years	1,241	2,339
4 to 5 years	1,088	2,402
More than 5 years	9,635	6,181
Total	27,771	20,585
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	In EUR k
	As at Dec 31,
	2017	2016
Less than one year	91,059	147,857
1 to 5 years	197,314	227,074
More than 5 years	0	38,435
Total	288,373	413,366

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

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. On December 22, 2017, a consent decree between Orion Engineered Carbons LLC (“Orion”) and the United States (on behalf of EPA), as well as the Louisiana Department of Environmental Quality, was lodged in the U.S. District Court for the Western District of Louisiana. Once the consent decree is entered by the court, it will resolve and settle the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court by the United States that same day. All five U.S. carbon black producers have settled with the U.S. government. Orion was one of the two last carbon black companies to sign a consent decree.

Under its consent decree, Orion will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). Orion estimates that the capital expenditures for these installments, to be incurred over approximately six years, are U.S. Dollar 110 to140 million. Orion also agreed to pay a civil penalty of $800,000 and to perform environmental mitigation projects totaling $550,000. The penalty and mitigation project costs are in line with the respective reserves already established by the Company for this purpose. The consent decree also requires the continuous monitoring of emissions reductions by the ÈPA that Orion will need to comply with over a number of years. Noncompliance with applicable emissions limits would lead to further penalty payments to EPA.
We caution, however, that the actual capital expenditures we might need to incur in order to fulfill the requirements of the consent decree remain uncertain. In particular, the consent decree allows some flexibility in both locations and technology solutions. The solutions we choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also make capital expenditures different from what we currently estimate.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it will incur in this EPA enforcement initiative and its respective settlement could exceed the scope of the indemnity, perhaps in the tens of millions of Euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.

Pledges and guarantees
The following group companies jointly and severally declared a first ranking pledge over the collection of assets in separate agreements for the lenders of the Term Loans and the RCF on July 25, 2014:

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
The pledge serves as collateral for claims arising under the finance documents, including the credit agreement dated July 25, 2014 as amended from time to time. The current principal amounts of the outstanding term loans under the Credit Agreement are USD 288 million(U.S. Dollar Term Loan), and EUR 320 million (Euro Term Loan).
As at December 31, 2017 Orion Engineered Carbons GmbH has four guarantees issued by Euler Hermes S.A. with a total volume of EUR 17,588k (in prior year three guarantees by Euler Hermes S.A. of EUR 14,598k); one guarantee insurance issued by Deutsche Bank AG with a volume of EUR 2,000k (in prior year one guarantee issued by HSBC AG with a volume of EUR 2,000k). In addition there is cash collateral provided by Norcarb Engineered Carbons AB of EUR 30k. None of these guarantees reduce the possible utilization limit of the current RCF.

(10)	Events after the reporting date
On February 14, 2018, the Company signed a contract to sell its real estate in Bupyeong (South Korea).Title transfer will occur after both sides meet certain agreed conditions; the transaction will be complete after related site demolition and remediation are performed which is expected to be completed by end of 2018. The agreed sales price is expected to at least cover the carrying value of land and buildings as well as the expected cost to be incurred to fulfill our remediation obligation.

Luxembourg, February 22, 2018
Orion Engineered Carbons S.A.
The Management

Jack Clem	Charles Herlinger

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Association of Orion Engineered Carbons S.A. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished on April 15, 2015 (File No. 001-36563))
2.1	Form of Specimen of Common Share Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registration Statement on Form F-1 filed on July 14, 2014 (File No. 333-196593))
4.1	Orion Engineered Carbons S.A. 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed on August 5, 2014 (File No. 333-197879))
4.2	Orion Engineered Carbons S.A. 2014 Non-Employee Director Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on August 5, 2014 (File No. 333-197879))
4.3
Credit Agreement, dated as of July 25, 2014, among the Company, Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the revolving borrowers named therein, the guarantors named on the signature page thereto, the lenders named therein, and Goldman Sachs Bank USA as administrative agent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished on July 31, 2014 (File No. 001-36563))

4.4
Fourth Amendment, dated as of May 31, 2017, to the Credit Agreement, by and among Orion Engineered Carbons S.A., Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons BondCo GmbH, Orion Engineered Carbons GmbH, OEC Finance US LLC, the Revolving Borrowers named therein, the Guarantors party thereto, the Lenders party thereto, Goldman Sachs Bank USA, in its capacity as administrative agent for the Lenders, and UniCredit Bank AG, as arranger with respect to the Amendment (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished on July 25, 2017 (File No. 001-36563))

8.1	List of Subsidiaries of Orion Engineered Carbons S.A.
12.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer
13.2	Section 1350 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 22, 2018	ORION ENGINEERED CARBONS S.A.

	By	/s/ Charles Herlinger
Name: Charles Herlinger
Title: Chief Financial Officer